As filed with the Securities and Exchange Commission on September 23, 2005
Registration No. 333-126226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

US AIRWAYS GROUP, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	4512	54-1194634
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2345 Crystal Drive
Arlington, Virginia 22227
Telephone: (703) 872-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Elizabeth K. Lanier, Esq.
Executive Vice President — Corporate Affairs and General Counsel
2345 Crystal Drive
Arlington, Virginia 22227
(703) 872-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Kevin J. Lavin, Esq. Brian P. Leitch, Esq. Arnold & Porter llp 555 Twelfth Street, NW Washington, DC 20004 Tel. No.: (202) 942-5000 Fax No.: (202) 942-5999	James E. Walsh III, Esq. America West Holdings Corporation 111 West Rio Salado Parkway Tempe, AZ 85281 Tel. No.: (480) 693-0800 Fax No.: (480) 693-5155	Peter C. Krupp, Esq. Timothy R. Pohl, Esq. Skadden, Arps, Slate, Meagher & Flom llp 333 West Wacker Drive Chicago, IL 60606-1285 Tel. No.: (312) 407-0700 Fax No.: (312) 407-0411	Stephen A. Greene, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, NY 10005 Tel. No.: (212) 701-3000 Fax No.: (212) 269-5420

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price Per Share(1)	Offering Price	Registration Fee

Common Stock, $0.01 par value	9,775,000	$17.646	$172,500,000 (2)	$20,303(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	The proposed maximum aggregate offering price has been rounded.
(3)	The registrant is offering 9,775,000 shares of common stock with a proposed maximum aggregate offering price of $172,500,000 pursuant to this registration statement. The registrant previously paid a filing fee in the amount of $17,655 in connection with the registration of 9,090,909 of such shares with a proposed maximum aggregate offering price of $149,999,998.50 pursuant to a Registration Statement on Form S-1 filed June 29, 2005 (file no. 333-126226). The registrant is offering an additional 684,091 shares of common stock with an additional $22,500,001.50 of proposed maximum aggregate offering price under this registration statement and is currently paying an additional fee of $2,648 in connection with these shares.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated September 23, 2005
PROSPECTUS
8,500,000 Shares
US AIRWAYS GROUP, INC.
Common Stock
        US Airways Group, Inc. is selling all of the shares.
      Our shares are listed on The New York Stock Exchange under the symbol “LCC.” The last reported sale price on September      , 2005 was $           per share.
      Concurrent with this offering, we are offering $                    of convertible notes ($                    if the initial purchaser’s option to purchase additional notes is exercised) in a separate private offering to qualified institutional buyers. Neither offering is contingent on the other.
       Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 16 of this prospectus.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to US Airways Group, Inc.	$	$
      The underwriters may also purchase up to an additional 1,275,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The shares will be ready for delivery on or about                     , 2005.
      This offering will occur after the closing of certain transactions contemplated thereby, including (i) the closing of the merger between US Airways Group, Inc. and America West Holdings Corporation, and (ii) the funding of $565 million of new equity investments in US Airways Group, Inc. following the merger.

Merrill Lynch & Co.
Sole Book-Running Manager
Citigroup

The date of this prospectus is                     , 2005

Annexes

ANNEX A-1	US Airways Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004	A-1
ANNEX A-2	US Airways Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005	A-2
ANNEX B-1	America West Holdings Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004	B-1
ANNEX B-2	America West Holdings Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005	B-2
EX-1.1: FORM OF PURCHASE AGREEMENT
EX-23.1: CONSENT OF KPMG LLP
EX-23.2: CONSENT OF KPMG LLP
EX-23.3: CONSENT OF PRICEWATERHOUSECOOPERS LLP

      You should rely only on the information contained in this prospectus for purposes of your decision to purchase these securities. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it for purposes of your decision to purchase these securities. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
WHERE YOU CAN FIND MORE INFORMATION ABOUT US AIRWAYS GROUP
AND AMERICA WEST HOLDINGS
      The primary part of this document, which forms part of a registration statement on Form S-1 filed with the Securities and Exchange Commission, or SEC, by US Airways Group, constitutes a prospectus of US Airways Group under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of New US Airways Group common stock to be issued in connection with this offering. The prospectus contains information about this offering and the combined company after completion of the plan of reorganization and the merger transaction with America West Holdings Corporation. In addition, we have included historical information regarding US Airways Group and America West Holdings that is contained in their respective filings with the SEC on Forms 10-K and 10-Q that are attached as annexes to this prospectus. The registration statement contains more information than this prospectus regarding US Airways Group and its common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed below or from the SEC’s website.
      US Airways Group, US Airways, Inc., America West Holdings and America West Airlines, Inc. file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information at the SEC’s Public Reference Room at Room 1580, 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of US Airways Group, US Airways, Inc., America West Holdings and America West Airlines, Inc. are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You can also find the SEC filings of US Airways Group on its website, www.usairways.com, and of America West Holdings on its website, www.americawest.com. Information included on the identified websites is not incorporated by reference in this prospectus. Documents of US Airways Group, US Airways, Inc., America West Holdings and America West Airlines, Inc. are also available from US Airways Group and America West Holdings, respectively, without charge, excluding any exhibits to those documents that are not specifically incorporated by reference as an exhibit in this prospectus. You may request a copy of these documents in writing or by telephone by contacting the companies at:

US Airways Group, Inc.	America West Holdings Corporation
2345 Crystal Drive	111 West Rio Salado Parkway
Arlington, Virginia 22227	Tempe, Arizona 85281
Telephone number: (703) 872-7000	Telephone number: (480) 693-0800
Attn: Investor Relations	Attn: Investor Relations
      In addition, for information regarding US Airways Group’s bankruptcy proceedings, you may access filings made in the proceedings, including the plan of reorganization and disclosure statement filed by US Airways Group and its domestic subsidiaries in those proceedings, at www.donlinrecano.com. Information on this website is not incorporated by reference in this prospectus.

i

SUMMARY
      The following is a summary that highlights information contained in this prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of this offering and the merger, as well as the plan of reorganization of US Airways Group and its domestic subsidiaries, we encourage you to read carefully this entire prospectus. In addition, we encourage you to read documents of US Airways Group and America West Holdings that have been filed with the SEC, and the companies’ respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q attached to this prospectus. These documents include important business and financial information about US Airways Group and America West Holdings. Unless we specify otherwise, all references in this prospectus to “New US Airways Group,” the “combined company”, “our company”, “we” and “us” refer to US Airways Group, Inc. following effectiveness of the plan of reorganization of US Airways Group and its domestic subsidiaries and the merger with America West Holdings. Unless we specify otherwise, all references in this prospectus to “US Airways Group” refer to US Airways Group, Inc. prior to the effectiveness of the merger, all references in this prospectus to “America West Holdings” refer to America West Holdings Corporation.
      On September 16, 2005, the bankruptcy court entered an order confirming the debtors’ plan of reorganization. This prospectus assumes that certain events have occurred, including (i) the closing of the merger between US Airways Group and America West Holdings, and (ii) the funding of $565 million of new equity investments in New US Airways Group following the merger. This offering will occur only after these events have taken place.
      Unless otherwise indicated, all information in this prospectus assumes that the underwriters’ overallotment option to purchase up to an additional 1,275,000 shares from us will not be exercised.
New US Airways Group
111 West Rio Salado Parkway
Tempe, Arizona 85281
Telephone number: (480) 693-0800
      US Airways Group, Inc., a Delaware corporation, is a holding company formed in 1982 whose origins trace back to the formation of All American Aviation in 1937. US Airways Group’s primary business activity is the operation of a major network air carrier through its ownership of the common stock of US Airways, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc., Material Services Company, Inc. and Airways Assurance Limited. US Airways, Inc., along with US Airways Group’s regional airline subsidiaries and affiliated carriers flying as US Airways Express, is a hub-and-spoke carrier with a substantial presence in the Eastern United States and with service to Canada, the Caribbean, Latin America and Europe. US Airways, Inc. had approximately 42 million passengers boarding its planes in 2004 and is the seventh largest U.S. air carrier based on available seat miles, or ASMs. As of June 30, 2005, US Airways, Inc. operated 268 jet aircraft and 25 regional jet aircraft and provided regularly scheduled service at 101 airports in the continental United States, Canada, the Caribbean, Latin America and Europe. As of June 30, 2005, the US Airways Express network served 133 airports in the United States, Canada and the Bahamas, including approximately 51 airports also served by US Airways, Inc. During 2004, US Airways Express air carriers had approximately 15.2 million passengers boarding their planes.
      On September 12, 2004, US Airways Group and its domestic subsidiaries, US Airways, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc. and Material Services Company, Inc., which account for substantially all of the operations of US Airways Group, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States bankruptcy court for the Eastern District of Virginia, Alexandria Division. US Airways Group and its domestic subsidiaries are sometimes referred to in this prospectus as the “debtors” because that is a common term for companies in bankruptcy.
      America West Holdings Corporation, a Delaware corporation formed in 1996, is a holding company that owns all of the stock of America West Airlines, Inc., a Delaware corporation formed in 1981. America West

Airlines, Inc. accounted for most of America West Holdings’ revenues and expenses in 2004. Based on 2004 operating revenues and ASMs, America West Airlines, Inc. is the eighth largest passenger airline and the second largest low-cost carrier in the United States. America West Airlines, Inc. is the largest low-cost carrier that operates a hub-and-spoke network, with large hubs in both Phoenix, Arizona and Las Vegas, Nevada. As of June 30, 2005, America West Airlines, Inc. operated a fleet of 143 aircraft with an average age of 10.9 years and served 63 destinations in North America, including eight in Mexico, three in Canada and one in Costa Rica. Through regional alliance and code share arrangements with other airlines, America West Airlines, Inc. served an additional 52 destinations in North America. In 2004, America West Airlines, Inc. had approximately 21.1 million passengers boarding its planes and generated revenues of approximately $2.3 billion.
      On May 19, 2005 US Airways Group signed a merger agreement with America West Holdings pursuant to which America West Holdings would merge with a wholly owned subsidiary of US Airways Group. The merger agreement was amended by a letter agreement on July 7, 2005. On the date of this prospectus the merger became effective and US Airways Group emerged from bankruptcy.
      New US Airways Group will operate under the single brand name of US Airways through two principal operating subsidiaries, US Airways, Inc. and America West Airlines, Inc. We expect to integrate the two operating subsidiaries into one operation over the following 24 months. As a result of the merger, we expect to be the fifth largest airline operating in the United States as measured by domestic revenue passenger miles and by ASMs. We expect to have primary hubs in Charlotte, Philadelphia and Phoenix and secondary hubs/focus cities in Pittsburgh, Las Vegas, New York, Washington, D.C. and Boston. New US Airways Group will be a low-cost carrier offering scheduled passenger service on approximately 3,600 flights daily to 229 cities in the U.S., Canada, the Caribbean, Latin America and Europe. We will operate 360 mainline jets and will be supported by our regional airline subsidiaries and affiliates operating as US Airways Express, which will operate approximately 241 regional jets, of which 80 will be aircraft with 70 or more seats, and approximately 112 turboprops.
      We expect to have one of the most competitive cost structures in the airline industry due to cost cutting measures initiated by both companies over the last three years. US Airways Group’s restructuring activities in the debtors’ Chapter 11 bankruptcy proceedings specifically targeted cost reductions in four main areas. First, it has achieved important reductions in labor, pension and benefit costs resulting in ratified collective bargaining agreements, representing over $2 billion of annual cost savings. Second, it has put restructuring initiatives in place to reduce overhead, including reducing management payroll, and has re-vamped its schedule to improve aircraft utilization. Third, it has renegotiated various contractual obligations resulting in lower costs, including those related to aircraft, real estate and suppliers, and lowered catering costs. Lastly, US Airways Group rationalized its fleet through the elimination of older, less efficient aircraft, the introduction of large regional jet aircraft with low trip costs to better match capacity with demand, and the reduction of the number of mainline aircraft types it operates in order to lower maintenance, inventory and pilot training costs.
      Separately, America West Holdings has also been able to greatly reduce its operating expenses as a percentage of revenues since 2002. America West Holdings instituted programs to reduce management payroll, clerical payroll, travel agency based commissions, incentive programs and override commissions. It has reduced capital expenditures and discretionary expenses, and lowered catering costs. Other initiatives include increasing point-to-point flying at minimal additional costs using aircraft that would otherwise be parked at a gate, which increases daily utilization of aircraft.
      In addition to the cost saving initiatives already undertaken at the individual companies, we believe the combination of America West Holdings and US Airways Group will result in significant annual revenue and cost synergies of approximately $600 million that would be unachievable without completing the merger. These synergies derive from three principal sources. In anticipation of the merger, US Airways Group negotiated a reduction in its existing fleet so that the fleet of the combined company suits the expected network. New US Airways Group will be able to schedule the combined fleet to better match aircraft size with consumer demand. By scheduling the reduced fleet more efficiently and by adding new, low-fare service to Hawaii, we expect to create approximately $175 million in annual operating synergies. We also expect to realize annual cost synergies of approximately $250 million by reducing administrative overhead, consolidating our information technology systems and combining facilities. Lastly, by becoming one nationwide, low-cost carrier with a global reach that provides more choice for consumers and an improved ability to connect, we expect to realize approximately $175 million in additional annual revenue. There can be no assurance that we will be able to achieve these revenue, operating and cost synergies or that they can be achieved in a timely manner.
      US Airways Group and its subsidiaries prior to the merger employed approximately 29,400 people, and America West Holdings and its subsidiaries prior to the merger employed approximately 14,000 people. After seniority lists have been integrated for each of the combined airlines’ unionized labor groups, we anticipate that a single labor contract will be applied to each of those groups.
      The combined airline is expected to operate a mainline fleet of 360 planes (supported by approximately 241 regional jets and approximately 112 turboprops that provide passenger feed into the mainline system), down from a total of 411 mainline aircraft operated by the two airlines as of June 30, 2005. US Airways Group projects removing an additional 47 aircraft by the end of 2006. The combined airline is also expected to take delivery by the end of February 2006 of seven Airbus A320 family aircraft previously ordered by America West Airlines, Inc. Airbus has also agreed to reconfirm 30 narrow body A320-family aircraft deliveries and reschedule those deliveries from the 2006 to 2008 period to the 2009 to 2010 period. To rationalize international flying, the merged company anticipates working with Airbus to begin transitioning to an all-Airbus widebody fleet of A350 aircraft in 2011.
      We believe the merger will create one of the industry’s most financially stable airlines with approximately $1.5 billion in new liquidity coming from equity investments, this offering, new cash infusions from commercial partners, asset sales and the release of currently restricted cash.
      The $565 million of new equity investments has been provided by several investors. This offering will provide up to an additional $150 million of equity financing, or up to $172.5 million if the underwriters’ overallotment option is exercised in full, excluding the underwriters’ discount. In addition, the merged company is expected to receive over $700 million of cash infusions from commercial partners, including approximately $455 million from an affinity credit card partner and a $250 million line of credit to be provided by Airbus, and approximately $100 million from asset-based financings or sales of aircraft, net after prepayments of US Airways, Inc.’s loan partially guaranteed by the Air Transportation Stabilization Board, or ATSB.
      For more information on these matters, see the sections entitled “The Plan of Reorganization” and “The New Equity Investments” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

Competitive Strengths of the Combined Company
      We believe that we will have a number of competitive strengths as a combined company, including:
      Largest U.S. Low-Cost Carrier with Nationwide Route Network. We expect to be the first national full-service low-cost carrier and the largest low-cost carrier by revenue passenger miles (including international service). We anticipate being the fifth largest airline operating in the United States as measured by domestic revenue passenger miles and by ASMs, with a national hub-and-spoke route network that will provide our customers with nationwide reach. We believe New US Airways Group will capture approximately 10% of all domestic revenue passenger miles. The combined company plans to continue as a member of the Star Alliance, the world’s largest airline alliance group.
      With our simplified pricing structure and international scope, we will offer competitive fare service to approximately 229 cities in the United States, Canada, the Caribbean, Latin America and Europe, making us the only low-cost carrier with a significant international route presence. Starting in December 2005, we expect to expand our route network to include Hawaii. We will be the only low-cost carrier with an established East Coast route network, including the US Airways Shuttle service, with substantial presence at capacity constrained airports like New York’s LaGuardia Airport and Washington, D.C.’s Ronald Reagan Washington National Airport.
      Offer Services Not Typical of Low-Cost Carriers. We believe that by delivering high-quality service, with greater frequency of flight departures and by offering our customers premium amenities not available on other low-cost carriers, we will provide the best value in our markets and create increased demand for our air travel services. We expect to be the only national low-cost carrier offering a global frequent flyer program, assigned seating, a First Class cabin, the US Airways Shuttle, online service to approximately 44 international destinations, convenient access to over 700 global destinations through our membership in the Star Alliance, and the convenience of our airport clubs. We expect that these amenities will differentiate our service from other low-cost carriers and will allow us to strengthen customer loyalty and attract new air travelers. We believe that our customers will continue to value our full service amenities and flight frequency, and that will help us to compete effectively with other low-cost carriers by providing our business oriented passengers with a premium product at a competitive price.
      Competitive Low-Cost Structure. We believe that the cost saving initiatives of both companies discussed above, coupled with the significant cost synergies from the combination, will allow us to have one of the most competitive cost structures in the airline industry. On a pro forma basis, once the anticipated merger synergies are realized, we expect that our costs, on a unit basis, will be approximately the same as those of America West Holdings before the merger. We believe that we will be able to compete effectively and profitably with this cost structure.
      Improved Balance Sheet with Substantial New Liquidity. We believe that we will be one of the industry’s most financially stable airlines. We expect New US Airways Group to realize approximately $10 billion in annual revenues and have as of the completion of the merger a strong balance sheet. The combined balance sheets will benefit from new liquidity of approximately $1.5 billion, which will include equity investments aggregating $565 million, the proceeds raised through this offering of approximately $150 million, or up to $172.5 million if the underwriters’ overallotment option is exercised in full, excluding the underwriters’ discount, cash infusions from commercial partners and other initiatives.
      Experienced Management Team. We benefit from an experienced, highly motivated combined management team. Our team is led by W. Douglas Parker, who has been the chief executive officer of America West Holdings since 2001 and prior to that served as chief operating officer from 2000 to 2001 and chief financial officer from 1995 to 2000. As chief executive officer, Mr. Parker led America West Holdings’ transformation into a low-cost carrier.

Business Strategy
      Our business strategy consists of the following:
      Provide Excellent Value to Our Customers. We plan to standardize customer service initiatives system-wide and provide a competitive, simplified pricing structure that we believe will provide our customers with an excellent value when compared to other low-cost carriers as well as legacy mainline carriers. We are committed to building a successful airline by taking care of our customers. We believe that our focus on excellent customer service in every aspect of operations, including personnel, flight equipment, in-flight and ancillary amenities, on-time performance, flight completion ratios and baggage handling, will strengthen customer loyalty, provide excellent value to our customers and attract new customers. Further, we believe that the amenities we provide our customers, such as a frequent flyer program, airport clubs, assigned seating and a First Class cabin, differentiates our product offering from other low-cost carriers.
      Continue to Reduce Our Operating Costs. New US Airways Group will focus on achieving cost reduction synergies that it expects to realize from the merger. Key areas where cost reductions can be achieved as a result of the merger include overhead costs, in-sourcing of information technology solutions where America West Holdings has existing capabilities, airport savings through better use of gates and employees in airports that both America West Holdings and US Airways Group serve today, and eliminating redundant facilities such as office space and hangars. We currently expect these initiatives to achieve approximately $250 million in annual savings once fully implemented. In addition, we also plan to increase aircraft use to increase flying and reduce unit costs.
      Leverage Our Broader Route Network and Rationalize Our Fleet. We expect to achieve annual savings of approximately $175 million from rationalizing our fleet, rescheduling our operations, and adding new, low-fare service to Hawaii. As a result of the merger, New US Airways Group plans to combine the current regional strengths of both America West Holdings on the West Coast and US Airways Group on the East Coast to provide a comprehensive product offering more attractive to customers. We also plan to make more efficient use of our nationwide network as a combined entity. New US Airways Group will be able to coordinate the schedules to and from the hubs and secondary hubs/focus cities of both airlines to create a significantly greater number of flight connections across the route network. Similarly, we believe that we will be able to optimize the utilization of our aircraft and employees. For instance, aircraft of one airline that, before the merger, would have to sit idle awaiting the next scheduled departure could now be utilized along existing routes of the other airline to increase daily utilization.
      In anticipation of the merger, US Airways Group negotiated a reduction to its existing fleet so that the fleet of the combined company suits the expected route network and so that the introduction of new aircraft will be timed to coincide with the expiration of existing aircraft leases. We believe that we will also be able to reschedule the combined fleet to better match aircraft size with consumer demand. For example, in some markets that US Airways Group currently serves with a Boeing 737 aircraft, we expect to replace that service with a 90-seat regional jet that is currently operated in the America West Holdings system. In addition, we expect to place America West Holdings new aircraft into service on flights out of current US Airways Group hubs. Furthermore, we plan to initiate Boeing 757 aircraft service to Hawaii, which neither of us currently serves. These changes are expected to generate revenue benefits of approximately $175 million.
      Prudent Integration of America West Airlines, Inc. and US Airways, Inc. Operations. While management will move quickly to try to provide a seamless integration for consumers, we currently expect to achieve full labor and operational integration of America West Airlines, Inc. and US Airways, Inc. over a period estimated to be approximately 24 months. We believe that this timeframe will allow us to resolve the critical labor and systems issues necessary to achieve full integration. We plan to operate under a single brand name of US Airways while maintaining separate operating certificates for this period. We believe that the majority of the synergy value can be realized quickly through the rapid integration of routes, schedules, pricing, other marketing initiatives and overhead reductions.
Management (see page 39)
      The board of directors of New US Airways Group consists of 13 members. W. Douglas Parker, the Chairman and Chief Executive Officer of America West Holdings, serves as Chairman and Chief Executive Officer of New US Airways Group. Bruce Lakefield, the former President and Chief Executive Officer of US Airways Group and US Airways, Inc., serves as Vice Chairman of New US Airways Group. In addition, Herbert M. Baum, Richard C. Kraemer, Denise M. O’Leary, Richard P. Schifter and J. Steven Whisler were nominated by America West Holdings (all of whom are independent), Cheryl G. Krongard, Hans Mirka and George M. Philip were nominated by US Airways Group (all of whom are independent), Robert A. Milton was nominated by ACE Aviation Holdings Inc., Edward L. Shapiro was nominated by Par Investment Partners, L.P. and Richard A. Bartlett was nominated by Eastshore Aviation, LLC.
      Messrs. Milton, Shapiro and Bartlett are expected to be appointed to the board of directors two business days following the date of the merger, in accordance with the stockholders agreement that was entered into among the equity investors and New US Airways Group in connection with the closing of the merger. All other directors became members of the board of directors immediately upon the effectiveness of the merger.
      See the section entitled “Management” for a list of our current officers and directors.

The Debtors’ Plan of Reorganization (see page 86)
      Under the plan of reorganization developed by the debtors, which was confirmed by the bankruptcy court on September 16, 2005, the following events occurred on the effective date of the plan of reorganization and the merger (percentages below are based on certain assumptions contained in the section entitled “Capitalization” and reflect the impact of certain securities that are dilutive at the per share purchase price paid by the equity investors):

•	America West Holdings merged with Barbell Acquisition Corp., which was created as a wholly owned subsidiary of US Airways Group on May 12, 2005, and as a result itself became a wholly owned subsidiary of New US Airways Group;

•	The new equity investors ACE Aviation Holdings Inc., or ACE; Par Investment Partners, L.P., or Par; Peninsula Investment Partners, L.P., or Peninsula; a group of investors under the management of Wellington Management Company, LLP, or Wellington; Tudor Proprietary Trading, L.L.C. and certain investors advised by Tudor Investment Corp., or Tudor; and Eastshore Aviation, LLC, or Eastshore; invested $565 million in consideration for the issuance of approximately 36.5 million shares of New US Airways Group common stock, representing approximately 46% of New US Airways Group common stock outstanding as of the completion of the merger, excluding any shares that may be issued pursuant to the options granted to the new equity investors, all of which is more fully described in the section entitled “The New Equity Investments.”

•	The general unsecured creditors, as their claims are allowed, including the Pension Benefit Guaranty Corporation, or the PBGC, and the Air Line Pilots Association, or ALPA, will receive approximately 8.2 million shares of New US Airways Group common stock, representing approximately 10% of New US Airways Group common stock outstanding as of the completion of the merger. In addition, the Air Line Pilots Association will receive options to purchase up to an additional 1.1 million shares of New US Airways Group common stock;

•	Under certain agreements among General Electric and certain of its affiliates, or GE, and US Airways Group, GE agreed, in consideration for the early return of 51 aircraft and six engines, the assumption of certain modified leases and the payment of $125 million in cash by September 30, 2005, (1) to retire an existing bridge loan facility, (2) to complete a purchase by GE of 21 aircraft and 28 engines with a simultaneous lease back of the equipment to US Airways, Inc. at market rates, (3) to allow US Airways Group to draw additional amounts under an existing credit facility, which will result in a total principal outstanding balance thereunder of approximately $28 million, (4) to restructure lease obligations of US Airways, Inc. relating to 59 aircraft to market rates, (5) to provide financing for current and growth aircraft, (6) to grant concessions regarding return condition obligations with respect to the return of aircraft and engines, and (7) to waive penalties for the removal of engines currently under GE engine maintenance agreements;

•	In consideration of (i) the assumption by US Airways Group of certain purchase agreements between US Airways Group and AVSA, S.A.R.L., an affiliate of Airbus Industrie G.I.E., referred to as Airbus, and (ii) the entry into certain new agreements between New US Airways Group, America West Holdings and Airbus, which provide for (1) the purchase by US Airways Group and America West Holdings of up to 20 new A350 airplanes from Airbus, (2) the ability to convert orders for up to ten of the A350 aircraft to orders for A330 aircraft, (3) the ability to cancel up to ten of the A330 aircraft previously ordered upon the payment of certain predelivery payments for A350 aircraft, and (4) changes in the delivery schedule for existing orders of narrow-body aircraft, Airbus provided New US Airways Group a $250 million line of credit to be used by New US Airways Group, of which $213 million can be used for general corporate purposes, together with additional backstop financing for the purchase of the A350 aircraft; and

•	Affiliates of ACE entered into a series of agreements with New US Airways Group, including maintenance and airport handling agreements.

      In addition, the plan of reorganization provides for the satisfaction of certain secured and unsecured prepetition claims against the debtors. These include claims related to the debtors’ assumption or rejection of various contracts and unexpired leases, the assumption of debtors’ existing collective bargaining agreements with their unions and the termination of certain employee benefit plans with employees and retirees, and other matters. The plan of reorganization also provides for the satisfaction of allowed administrative claims, which consist primarily of the costs and expenses of administration of the Chapter 11 cases, including the costs of operating the debtors’ businesses since filing for bankruptcy. The bankruptcy court set August 22, 2005 as the bar date by which creditors asserting administrative claims, other than administrative claims arising in the ordinary course of business, were required to be filed. The debtors received a large number of administrative claims in response to this bar date, for timely filed claims as well as additional claims that were late filed without permission of the bankruptcy court. Included in these claims, however, are claims for amounts arising in the ordinary course that have either already been paid, or that are included in the debtors’ business plan and budget to be paid in the ordinary course. Also included are claims that are duplicative, claims for which the debtors believe there is no legal merit for a claim of any status, and claims that the debtors believe may be valid as unsecured claims but are not entitled to administrative claims status. Accordingly, the debtors believe that only a very small portion of the claims filed in response to the bar date for non-ordinary course administrative expense claims will actually be allowed in amounts exceeding the ordinary course expenditures already contained in the debtors’ business plan. However, we cannot assure you that the aggregate amount of the claims ultimately allowed will not be material. To the extent any of these claims are allowed, they will generally be satisfied in full.
      The ultimate resolution of certain of the claims asserted against the debtors in the Chapter 11 cases will be subject to negotiations, elections and bankruptcy court procedures that will occur after the date of this prospectus. While a significant amount of the debtors’ liabilities were extinguished as a result of the discharge granted upon confirmation of the plan of reorganization, not all of the debtors’ liabilities were subject to discharge. The types of obligations that the debtors remain responsible for include those relating to their secured financings, aircraft financings, certain environmental liabilities and the continuing obligations arising under contracts and leases assumed by the debtors, as well as allowed administrative claims.
      On September 14, 2005, US Airways Group, US Airways, Inc., America West Holdings and America West Airlines, Inc. reached agreement with the two ALPA-represented pilot groups at the separate airlines on a comprehensive agreement, the Transition Agreement, that will govern many merger-related aspects of the parties’ relationships until there is a single collective bargaining agreement covering all pilots. Specifically, the Transition Agreement provides for:

•	Permission for US Airways, Inc. and America West Airlines, Inc. to enter into a reciprocal code-share agreement;
•	Continued representation of both pilot groups by ALPA;
•	Allocation of aircraft, routes and job opportunities prior to full operational integration;
•	Support by New US Airways Group for an application that ALPA will file with the National Mediation Board seeking a determination that the two currently separate pilot groups should be combined into one for purposes of collective bargaining;
•	Standards and procedures related to integration of the two pilot seniority lists;
•	A framework for negotiation of a single collective bargaining agreement covering the two pilot groups;
•	A process and time frame for full operational integration;
•	Agreed-upon provision to be included in bankruptcy court documents, including a profit-sharing plan that provides for profit sharing on 10% of all pretax income up to a 10% pretax income/revenue margin, and 15% of pretax income above the 10% pretax income/revenue margin, and an agreement covering pre-petition grievances filed against US Airways Group and US Airways, Inc.;
•	Terms for operation of EMB-190 and CRJ-900 aircraft (these terms must be submitted to the US Airways, Inc. pilot group for ratification before it becomes effective);
•	Various provisions related to 401(k) contributions, training pilot matters and resolution of grievances;
•	Allocation of liability for merger-related expenses incurred by the pilot groups;

•	A procedure for resolution of disputes regarding the interpretation or application of the Transition Agreement; and
•	Provisions establishing the effective date and duration of the Transition Agreement.
      On September 14, 2005, US Airways Group and US Airways, Inc. entered into Letter of Agreement #95, US Airways Group Equity, or Letter #95, with the pilot group representing pilots of US Airways, Inc. Letter #95 provides that US Airways, Inc. pilots designated by ALPA will receive 1.25 million shares of stock and options to purchase 1.1 million shares of stock of New US Airways Group. ALPA will notify US Airways, Inc. of the pilots designated to receive options no later than sixty days after the effective date of the plan of reorganization. Shares will be issued to those pilots no later than thirty days after ALPA’s notification. The options will be issued according to the following schedule: the first tranche of 500,000 options will be issued on January 31, 2006, a second tranche of 300,000 options will be issued on January 31, 2007, and the third tranche of 300,000 options will be issued on January 31, 2008. The options will have a term of five years from date of issuance. The exercise price for each tranche of options will be the average of the closing price per share of New US Airways Group common stock as reflected on the New York Stock Exchange (or other actively traded national securities exchange on which the common stock is principally traded) for the 20 business day period prior to the applicable options issuance date. Letter #95 also includes provisions restricting transfer of the options and governing anti-dilution.
      In connection with the negotiation of the Transition Agreement and Letter #95, US Airways, Inc. also agreed with ALPA to eliminate an existing 1% pay reduction that would apply to all pilots as a result of a lump sum payment due to pilots recalled from furlough and agreed to pay $500,000 to resolve an outstanding grievance over pay credits for pilots assigned by US Airways, Inc. to traveling to and from certain duty assignments.
New Equity Investments (see page 89)
      US Airways Group and America West Holdings entered into agreements with equity investors which agreed to contribute a total of $565 million in new equity to New US Airways Group, subject to a variety of conditions.
Accounting Treatment (see page 82)
      For accounting purposes only, we will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America. Although the merger is structured so that America West Holdings became our wholly owned subsidiary at closing, America West Holdings will be treated as the acquiring company for accounting purposes in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations.”
Recent Developments
      We have had discussions with the ATSB regarding a proposed repurchase of its warrants to acquire 7,735,770 shares of New US Airways Group common stock following completion of this offering. If mutually acceptable terms can be reached, definitive agreements relating to the repurchase would be subject to approval by the new board of directors of New US Airways Group. Any proposed repurchase price would take into account the market price of the New US Airways Group common stock, the exercise price of the warrants and the option value of the warrants. The ATSB warrants have an exercise price of $7.27 per share of New US Airways Group common stock and expire January 2012. There can be no assurance that we will reach agreement with the ATSB to repurchase its warrants. For a description of the terms of the warrants, see the section entitled “The Merger — America West Holdings Warrants.”

The Offering

Common stock offering by New US Airways Group	8,500,000 shares

Common stock outstanding after the offering	68,263,680 shares (1)

Use of proceeds	We estimate that our proceeds from this offering, before deducting underwriting discounts and offering expenses, will be approximately $150,000,000, or $172,500,000 if the underwriters’ overallotment option is exercised in full. We intend to use these net proceeds for general corporate purposes, including the possible redemption or repurchase of other securities of New US Airways Group, including the possible repurchase of the warrants held by the ATSB. Pending such utilization, we intend to invest the proceeds in short-term, investment grade, interest-bearing securities.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange Listing Symbol	“LCC”

Overallotment option	1,275,000 shares, subject to the underwriters’ overallotment option, may be sold by us.

(1)	The number of shares outstanding after the offering:

•	excludes 4,205,009 shares of common stock reserved for issuance upon exercise of outstanding stock options held by employees and directors at a weighted average exercise price of $23.01 per share;

•	excludes 8,122,682 shares of common stock reserved for issuance upon exercise of warrants at a weighted average exercise price of $7.27;

•	excludes 5,606,196 shares of common stock issuable upon the repurchase of America West Airlines, Inc. 7.25% convertible notes, assuming repurchase of the convertible notes at a New US Airways Group share price of $15.68;

•	excludes 3,860,162 shares of common stock reserved for issuance upon conversion of America West Holdings 7.5% convertible notes;

•	excludes 6,060,606 shares of common stock reserved for issuance upon conversion of New US Airways Group convertible notes that may be issued in a concurrent private offering to qualified institutional buyers;

•	excludes shares of common stock which may be issued pursuant to the exercise of grants and/or options under New US Airways Group’s stock option incentive plan; and

•	excludes any shares that may be issued pursuant to the options to purchase additional shares of New US Airways Group common stock granted to ALPA under the plan of reorganization and to the new equity investors under the July 7, 2005 letter agreement and discussed in this prospectus.

Summary Selected Financial Data
US Airways Group, Inc.
      The selected consolidated financial data presented below is derived from US Airways Group’s consolidated financial statements for each of the periods in the five years ended December 31, 2004, 2003, 2002, 2001 and 2000 contained in US Airways Group’s Annual Reports on Form 10-K for the years ended December 31, 2004, 2003, 2002 and 2001 and US Airways Group’s unaudited consolidated financial statements contained in the Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and 2004. The selected consolidated financial data should be read in conjunction with the consolidated financial statements for the respective periods, the related notes and the related reports of US Airways Group’s independent registered public accounting firm included in the annexes to this prospectus. US Airways Group adopted fresh-start reporting on March 31, 2003 in accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” As a result of the application of fresh-start reporting, the Successor Company’s financial statements are not comparable with the Predecessor Company’s financial statements. See the consolidated financial statements of US Airways Group included in its Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, which are attached as annexes to this prospectus.

	Successor Company				Predecessor Company

	Six Months Ended			Nine Months	Three Months	Year Ended
	June 30,		Year Ended	Ended	Ended	December 31,
			December 31,	December 31,	March 31,
	2005	2004	2004	2003	2003	2002	2001	2000

	(in millions, except per share amounts)
Consolidated statements of operations data:
Operating revenues	$3,573	$3,658	$7,117	$5,312	$1,534	$6,977	$8,288	$9,269
Operating expenses (b)	3,732	3,717	7,495	5,356	1,741	8,294	9,971	9,322

Operating loss	$(159)	$(59)	$(378)	$(44)	$(207)	$(1,317)	$(1,683)	$(53)
Income (loss) before cumulative effect of accounting change	$(343)	$(143)	$(611)	$(174)	$1,635	$(1,663)	$(2,124)	$(166)
Cumulative effect of accounting change, net of applicable income taxes	—	—	—	—	—	17	7	(103)

Net income (loss) (c)	$(343)	$(143)	$(611)	$(174)	$1,635	$(1,646)	$(2,117)	$(269)
Earnings (loss) per common share before cumulative effect of accounting change:
Basic	$(6.26)	$(2.63)	$(11.19)	$(3.25)	$24.02	$(24.45)	$(31.59)	$(2.47)
Diluted	$(6.26)	$(2.63)	$(11.19)	$(3.25)	$24.02	$(24.45)	$(31.59)	$(2.47)
Earnings (loss) per common share:
Basic	$(6.26)	$(2.63)	$(11.19)	$(3.25)	$24.02	$(24.20)	$(31.48)	$(4.02)
Diluted	$(6.26)	$(2.63)	$(11.19)	$(3.25)	$24.02	$(24.20)	$(31.48)	$(4.02)
Shares used in computation:
Basic	54.9	54.3	54.6	53.5	68.1	68.0	67.2	66.9
Diluted	54.9	54.3	54.6	53.5	68.1	68.0	67.2	66.9
Cash Dividends per common share	$—	$—	$—	$—	$—	$—	$—	$—
Consolidated balance sheet data (at end of period):
Total Assets	$7,902	$8,760	$8,422	$8,555	$—	$6,543	$8,025	$9,127
Long-term obligations and redeemable preferred stock (a)	$4,183	$4,641	$4,871	$4,641	$—	$5,009	$5,148	$4,379
Total stockholders’ equity (deficit)	$(661)	$87	$(434)	$172	$—	$(4,921)	$(2,615)	$(358)

(a)	Includes debt, capital leases and postretirement benefits other than pensions (noncurrent). Also includes liabilities subject to compromise at June 30, 2005, December 31, 2004 and December 31, 2002.

(b)	The operating results for the nine months ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001 include the following unusual items:

•	The nine months ended December 31, 2003 include:

•	A $214 million, net of amounts due to certain affiliates, reduction in operating expenses in connection with the reimbursement for certain aviation-related security expenses in connection with the Emergency Wartime Supplemental Appropriations Act.

•	A $35 million charge in connection with US Airways Group’s intention not to take delivery of certain aircraft scheduled for future delivery.

•	The results for the year ended December 31, 2002 include:

•	A $392 million impairment charge as a result of an impairment analysis conducted on the B737-300, B737-400, B757-200 and B767-200 aircraft fleets as a result of changes to the aircraft’s recoverability periods, the planned conversion of owned aircraft to leased aircraft and indications of possible material changes to the market values of these aircraft. The analysis revealed that estimated undiscounted future cash flows generated by these aircraft were less than their carrying values for four B737-300s, 15 B737-400s, 21 B757-200s and three B767-200s. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the carrying values were reduced to fair market value.

•	A curtailment credit of $120 million related to certain postretirement benefit plans and a $30 million curtailment charge related to certain defined benefit pension plans.

•	An impairment charge of $21 million related to capitalized gates at certain airports in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The carrying values of the affected gates were reduced to fair value based on a third party appraisal.

•	The results for the year ended December 31, 2001 include:

•	An aircraft impairment and related charge of $787 million. During August 2001, US Airways Group conducted an impairment analysis in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” on its 36 F-100 aircraft, 16 MD-80 aircraft and 39 B737-200 aircraft as a result of changes to the fleet plan as well as indications of possible material changes to the market values of these aircraft. The analysis revealed that estimated undiscounted future cash flows generated by these aircraft were less than their carrying values. In accordance with SFAS 121, the carrying values were reduced to fair market value. This analysis resulted in a pretax charge of $403 million. In the aftermath of September 11, 2001, US Airways Group elected to accelerate the retirement of the aforementioned aircraft. All B737-200 aircraft retirements were accelerated to the end of 2001 while the F-100s and MD-80s were scheduled to be retired by April 2002. Based on this, US Airways Group conducted another impairment analysis which revealed that these aircraft were impaired. This culminated in an additional pretax charge of $173 million largely reflecting the further diminution in value of used aircraft arising from the events of September 11, 2001. Management estimated fair market value using third-party appraisals, published sources and recent sales and leasing transactions. As a result of the events of September 11, 2001, US Airways Group reviewed other aircraft-related assets which resulted in a pretax charge of $15 million as certain aircraft assets had carrying values in excess of their fair value less costs to sell. Management estimated fair value based on recent sales and leasing transactions. US Airways Group also recognized a pretax charge of $26 million in connection with the write-down to lower of cost or market of surplus parts for the F-100, B737-200 and MD-80 fleets. Management estimated market value based on recent sales activity related to these parts. During the first quarter of 2002, US Airways, Inc. entered into agreements to sell 97 surplus aircraft and related spare engines and parts, including substantially all of its DC-9, MD-80 and B737-200 aircraft. In connection with these agreements, US Airways Group reduced the carrying values of these assets resulting in a $148 million charge during the fourth quarter of 2001, including a $138 million impairment charge and a charge of $10 million to write down the related spare parts. Additionally, US Airways Group recognized a pretax impairment charge of $22 million in connection with the planned retirement of five B737-200 aircraft due to a third-party’s early return of certain leased B737-200 aircraft, and early retirement of certain other B737-200s during the first quarter of 2001.

•	A $83 million charge for employee severance and benefits. In September 2001, US Airways Group announced that in connection with its reduced flight schedule it would terminate or furlough approximately 11,000 employees across all employee groups. Approximately 10,200 of the affected employees were terminated or furloughed on or prior to January 1, 2002. Substantially all the remaining affected employees were terminated or furloughed by May 2002. US Airways Group’s headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways Group offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits (e.g. medical, dental, life insurance) but did not receive any furlough pay benefit. In the nine months ended December 31, 2003 and the year ended December 31, 2002 include $1 million and $3 million, respectively, in reductions to severance pay and benefit accruals related to the involuntary termination or furlough of certain employees.

•	Charges of $4 million and $66 million, respectively, representing the present value of the future minimum lease payments on three B737-200 aircraft and four F-100 aircraft, respectively, that were permanently removed from service.

•	A charge of $13 million representing the unamortized leasehold improvement balance for facilities to be abandoned and aircraft to be parked as of the facility abandonment date or aircraft park date. In addition, US Airways Group recognized a pretax charge of $3 million representing the present value of future noncancelable lease commitments beyond the facility abandonment date.

•	A $2 million curtailment charge related to a certain postretirement benefit plan.

(c)	Nonoperating income (expense) for the six months ended June 30, 2005 and the year ended December 31, 2004 include reorganization items, net of $28 million and $35 million, respectively. The nine months ended December 31, 2003 includes a $30 million gain on the sale of US Airways Group’s investment in Hotwire, Inc. In connection with the prior bankruptcy, a $1.92 billion gain and charges of $294 million of reorganization items, net, are included for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively.

America West Holdings Corporation
      The selected consolidated financial data presented below is derived from America West Holdings’ consolidated financial statements for each of the five years ended December 31, 2004, 2003, 2002, 2001 and 2000 contained in America West Holdings’ Annual Reports on Form 10-K for the years ended December 31, 2004, 2003, 2002 and 2001 and America West Holdings’ unaudited consolidated financial statements contained in America West Holdings’ quarterly reports on Form 10-Q for the quarters ended June 30, 2005 and 2004. The selected consolidated financial data should be read in conjunction with the consolidated financial statements for the respective periods, the related notes and the related reports of America West Holdings’ independent registered public accounting firms. See the consolidated financial statements of America West Holdings included in its Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, which are attached as annexes to this prospectus.

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(in thousands except per share amounts)
Consolidated statements of operations data:
Operating revenues (a)	$1,556,009	$1,343,485	$2,338,957	$2,254,497	$2,047,116	$2,065,913	$2,344,354
Operating expenses (a)(b)	1,475,653	1,302,581	2,382,728	2,232,362	2,206,540	2,476,594	2,356,991
Operating income (loss)	80,356	40,904	(43,771)	22,135	(159,424)	(410,681)	(12,637)
Income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle (c)	47,485	9,098	(88,993)	57,534	(214,757)	(324,387)	24,743
Income taxes (benefit)	—	—	30	114	(35,071)	(74,536)	17,064
Income (loss) before cumulative effect of change in accounting principle	47,485	9,098	(89,023)	57,420	(179,686)	(249,851)	7,679
Net income (loss)	47,485	9,098	(89,023)	57,420	(387,909)	(249,851)	7,679
Earnings (loss) per share before cumulative effect of change in accounting principle:
Basic	1.32	0.25	(2.47)	1.66	(5.33)	(7.42)	0.22
Diluted	0.92	0.17	(2.47)	1.26	(5.33)	(7.42)	0.22
Earnings (loss) per share:
Basic	1.32	0.25	(2.47)	1.66	(11.50)	(7.42)	0.22
Diluted (d)	0.92	0.17	(2.47)	1.26	(11.50)	(7.42)	0.22
Shares used for computation:
Basic	36,015	35,928	36,026	34,551	33,723	33,670	35,139
Diluted (d)	62,551	52,070	36,026	56,113	33,723	33,670	35,688
Consolidated balance sheet data (at end of period):
Total assets	$1,604,817	$1,645,017	$1,475,264	$1,614,385	$1,438,953	$1,469,218	$1,568,515
Long-term debt, less current maturities	$588,060	$647,670	$635,129	$688,965	$700,983	$224,551	$145,578
Total stockholders’ equity	84,138	134,238	36,447	125,989	68,178	420,363	667,073

(a)	Effective with the first quarter of 2005, America West Holdings changed the presentation of its regional alliance agreement with Mesa Airlines to the gross basis of presentation. Previously, America West Holdings used the net basis of presentation. The amounts below depict total operating revenues and total operating expenses under the gross basis of presentation.

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(in thousands)
Operating revenues	$2,711,530	$2,541,471	$2,309,162	$2,273,339	$2,522,553
Operating expenses	2,755,301	2,519,336	2,468,586	2,684,020	2,535,190

(b)	The 2004 results include a $16.3 million net credit associated with the termination of the rate per engine hour agreement with General Electric Engine Services for overhaul maintenance services on V2500-A1 engines, a $0.6 million credit related to the revision of the estimated costs associated with the sale and leaseback of certain aircraft recorded in the first quarter of 2002 and a $0.4 million credit related to the revision of estimated charges associated with the Columbus, Ohio hub closure originally recorded in the second quarter of 2003. These credits were partially offset by $1.9 million of net charges related to the return of certain Boeing 737-200 aircraft which includes termination payments of $2.1 million, the write-down of leasehold improvements and deferred rent of $2.8 million, offset by the net reversal of maintenance reserves of $3.0 million. The 2003 period includes $16.0 million of charges resulting from the elimination of America West Airlines, Inc.’s hub operations in Columbus, Ohio ($11.1 million), the reduction-in-force of certain management, professional and administrative employees ($2.3 million), and the impairment of certain owned Boeing 737-200 aircraft that have been grounded ($2.6 million) offset by a $1.1 million reduction of charges due to a revision of the estimated costs related to the early termination of certain aircraft leases and a $0.5 million reduction related to the revision of estimated costs associated with the sale and leaseback of certain aircraft. The 2002 period includes $19.0 million of charges primarily related to the restructuring completed on January 18, 2002, resulting from the events of September 11, 2001. The 2001 period includes $141.6 million of special charges related to the impairment of reorganization value in excess of amounts allocable to identifiable assets and owned aircraft and engines, as well as the earlier-than-planned return of seven leased aircraft and severance expenses following a reduction-in-force in 2001. America West Holdings reclassified amounts related to settled fuel hedge transactions and mark-to-market adjustments on open hedge instruments from fuel expense to gain (loss) on derivative instruments, net. The amounts for the years ended December 31, 2004 and 2003 were an addition to fuel expense of $30.5 million and $10.7 million, respectively. For the years ended December 31, 2002 and 2001, the amounts reduced fuel expense by $0.7 million and $7.2 million, respectively.

(c)	Nonoperating income (expense) in the 2004 period includes a $30.5 million net gain on derivative instruments, which included mark-to-market changes and settled transactions, and $1.3 million for the write-off of debt issue costs in connection with the refinancing of a term loan issued by General Electric Capital Corporation with an aggregate amount of $110.6 million. The 2003 period includes federal government assistance of $81.3 million recognized as nonoperating income under the Emergency Wartime Supplemental Appropriations Act and $8.5 million and $108.2 million recognized in 2002 and 2001, respectively, as nonoperating income under the Air Transportation Safety and System Stabilization Act. The 2003, 2002 and 2001 periods include a $10.7 million net gain, $0.7 million net loss and $7.2 million net loss on derivative instruments, respectively, including mark-to-market changes and settled transactions.

(d)	America West Holdings diluted earnings per share for the year ended December 31, 2003 includes the impact related to the 7.25% notes under the “if-converted” methodology. The impact reduced diluted earnings per share by $0.03 from $1.29 to $1.26.

Selected Unaudited Pro Forma Condensed Combined Financial Data
      New US Airways Group will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America. Although the merger is structured such that America West Holdings became our wholly owned subsidiary at closing, America West Holdings will be treated as the acquiring company for accounting purposes in accordance with SFAS No. 141, “Business Combinations,” due to the following factors: (1) America West Holdings stockholders are expected to own approximately 33% of New US Airways Group common stock outstanding immediately following the merger and this offering as compared to certain unsecured creditors of the debtors who will hold approximately 10% (these percentages reflect certain assumptions concerning the likely exchange of certain convertible debt and the impact of certain securities that are dilutive at the per share purchase price paid by the equity investors); (2) America West Holdings received a larger number of designees to the New US Airways Group board of directors; and (3) America West Holdings’ Chairman and Chief Executive Officer serves as Chairman and Chief Executive Officer of New US Airways Group following the merger.
      The following unaudited pro forma condensed combined balance sheet as of June 30, 2005 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 and six months ended June 30, 2005 are based on the historical consolidated financial statements of US Airways Group and America West Holdings included in their respective reports on Form 10-Q and Form 10-K attached as annexes to this prospectus, giving effect to the merger and other transactions that were effective upon completion of the merger.
      The unaudited pro forma condensed combined statements of operations give effect to the merger as if it had occurred on January 1, 2004 and the unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on June 30, 2005. The two major categories of adjustments reflected in the pro forma condensed combined financial statements are “Purchase Accounting Adjustments” and “Other Adjustments.”
      For more detailed information about the unaudited pro forma condensed combined financial statements, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

	Pro Forma	Pro Forma
	Combined	Combined
	Six Months	Year Ended
	Ended June 30,	December 31,
	2005	2004

	(dollars in millions, except per
	share data)
Statement of Operations Data:
Revenues	$5,140	$9,477
Total operating expenses	5,241	9,957

Operating loss	$(101)	$(480)
Net loss	$(272)	$(724)
Basic and diluted loss per share of common stock	$(4.56)	$(12.14)

	Pro Forma	Pro Forma
	Combined	As Adjusted
	June 30,	June 30,
	2005 (a)	2005 (b)

	(dollars in millions)
Balance Sheet Data:
Cash, cash equivalents and short term investments	$1,772	$1,922
Net property and equipment	$3,161	$3,161
Total assets	$8,324	$8,474
Long-term debt and capital lease obligations, including current maturities	$3,523	$3,523
Total stockholders’ equity	$459	$609

(a)	For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

(b)	The “Pro Forma As Adjusted June 30, 2005” column reflects the sale of an aggregate of 8,500,000 shares of New US Airways Group common stock at an assumed offering price of $17.65 per share, for aggregate proceeds of $150 million (excluding the underwriters’ discount and any proceeds from the possible exercise of the overallotment option by the underwriters), and reflects the expected issuance of $125 million of convertible notes in a separate private offering to qualified institutional buyers and the use of the proceeds from this issuance to satisfy the GE obligation of the same amount.

RISK FACTORS
      In addition to the other information included in this prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to purchase the shares of common stock offered by this prospectus.
Risks Related to Our Business
Our business is dependent on the price and availability of aircraft fuel. Continued periods of historically high fuel costs, significant disruptions in the supply of aircraft fuel or significant further increases in fuel costs could have a significant negative impact on our operating results.
Our operating results are significantly impacted by changes in the availability or price of aircraft fuel. Fuel prices increased substantially in 2004 compared with 2003 and have continued to increase in 2005. Due to the competitive nature of the airline industry, we generally have not been able to increase our fares when fuel prices have risen in the past and we may not be able to do so in the future. Although we are currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel. In addition, from time to time we enter into hedging arrangements to protect against rising fuel costs. Our ability to hedge in the future, however, may be limited.
We may not perform as well financially as we expect following the merger.
In deciding to enter into the merger agreement, US Airways Group and America West Holdings considered the benefits of operating as a combined company, including, among others: an enhanced ability to compete in the airline industry and the fact that the proprietary brands of the combined company would permit New US Airways Group to further differentiate itself from other airline companies. The success of the merger will depend, in part, on our ability to realize the anticipated revenue opportunities and cost savings from combining the businesses of US Airways Group and America West Holdings. We have estimated that the combined companies expect to realize approximately $600 million in incremental operating cost and revenue synergies. We cannot assure you, however, that these synergies will be realized.
To realize the anticipated benefits from the merger, we must successfully combine the businesses of US Airways Group and America West Holdings in a manner that permits those costs savings and other synergies to be realized in a timely fashion. In addition, we must achieve these savings without adversely affecting revenues or suffering a business interruption. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.
We cannot assure you that the merger will result in combined results of operations and financial condition consistent with the pro forma condensed combined financial data or superior to what America West Holdings and US Airways Group could have achieved independently. Nor do we represent to you that the projections which have been filed as an appendix to the debtors’ disclosure statement can or will be achieved. We provide more information about these projections in the section entitled “New US Airways Group — Additional Information Regarding Projections of New US Airways Group.”
The integration of US Airways Group and America West Holdings following the merger will present significant challenges.
US Airways Group and America West Holdings will face significant challenges in consolidating functions, integrating their organizations, procedures and operations in a timely and efficient manner and retaining key US Airways Group and America West Holdings personnel. The integration of US Airways Group and America West Holdings will be costly, complex and time consuming, and the managements of US Airways Group and America West Holdings will have to devote substantial effort to such integration that could otherwise be spent on operational matters or other strategic opportunities.
We expect that the merger will result in certain synergies, business opportunities and growth prospects. We, however, may never realize these expected synergies, business opportunities and growth prospects. New

US Airways Group may experience increased competition that limits its ability to expand its business. We may not be able to capitalize on expected business opportunities, including retaining current customers. In addition, assumptions underlying estimates of expected cost savings and expected revenue synergies may be inaccurate, or general industry and business conditions may deteriorate. Furthermore, integrating operations will require significant efforts and expenses. Our management may have its attention diverted from ongoing operations while trying to integrate.
US Airways Group continues to experience significant operating losses.
Despite significant labor cost reductions and other cost savings achieved in the prior bankruptcy, US Airways Group has continued to experience significant operating losses which we expect to continue through 2006. Since early 2001, the U.S. airline industry’s revenue performance has fallen short of what would have been expected based on historical growth trends. This shortfall has been caused by a number of factors, including rising fuel costs, as discussed above, and the factors discussed below.
The rapid growth of low-cost carriers has had a profound impact on industry revenues. Using the advantage of low unit costs, these carriers offer lower fares, particularly those targeted at business passengers, in order to shift demand from larger, more-established airlines. As a result of growth, these low-cost carriers now transport nearly 30% of all domestic U.S. passengers compared to less than 10% a decade ago. They now compete for, and thus influence industry pricing on, approximately 81% of all domestic U.S. passenger ticket sales compared to less than 20% a decade ago. As a result of their better financial performance they have access to capital to fund fleet growth. Low-cost carriers are expected to continue to increase their market share through pricing and growth.
The advent of Internet travel websites has lowered the cost to airlines of selling tickets. However, it has also had a large negative impact on airline revenues because travel consumers now have access to nearly perfect pricing information and, as a result, have become more efficient at finding lower fare alternatives.
Union disputes, employee strikes and other labor-related disruptions may adversely affect our operations.
Our business plan includes assumptions about labor costs going forward. Currently, the labor costs of both America West Holdings and US Airways Group are very competitive and very similar; however, we cannot assure you that labor costs going forward will remain competitive, either because our agreements may become amendable or because competitors may significantly reduce their labor costs.
Approximately 78% of the employees within US Airways Group and approximately 81% of the employees within America West Holdings are represented for collective bargaining purposes by labor unions. In the United States, these employees are organized into nine labor groups represented by five different unions at US Airways, Inc., seven labor groups represented by four different unions at America West Airlines, Inc., four labor groups represented by four different unions at Piedmont Airlines, and four labor groups represented by four different unions at PSA Airlines. There are additional unionized groups of US Airways, Inc. employees abroad.
Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the National Mediation Board. Although in most circumstances the RLA prohibits strikes, after release by the National Mediation Board carriers and unions are free to engage in self-help measures such as strikes and lock-outs. None of the US Airways, Inc. labor agreements becomes amendable until December 31, 2009. Of the America West Airlines, Inc. labor agreements, three are currently amendable, a fourth becomes amendable in 2006 and negotiations are proceeding with a fifth group for an initial collective bargaining agreement.

There is the potential for litigation to arise in the context of airline mergers. Unions may seek to delay or halt a transaction, may seek monetary damages, either in court or in grievance arbitration, may seek to compel airlines to engage in the bargaining processes where the airline believes it has no such obligation or may seek to assert rights to participate in corporate governance, including through board representation. There is a risk that one or more unions may pursue such judicial or arbitral avenues in the context of the merger, and if successful, could create additional costs that we did not anticipate.
There is also a risk that disgruntled employees, either with or without union involvement, could engage in illegal slow-downs, work stoppages, partial work stoppages, sick-outs or other action short of a full strike that could individually or collectively harm the operation of the airline and impair its financial performance.
Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.
A substantial portion of our indebtedness bears interest at fluctuating interest rates. These are primarily based on the London interbank offered rate for deposits of U.S. dollars, or LIBOR. LIBOR tends to fluctuate based on general economic conditions, general interest rates, federal reserve rates and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR and other variable interest rates. To the extent these interest rates increase, our interest expense will increase, in which event, we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.
We rely heavily on automated systems to operate our business and any failure of these systems, or the failure to integrate them successfully following the merger, could harm our business.
We depend on automated systems to operate our business, including our computerized airline reservation systems, our flight operations systems, our telecommunication systems and our websites. Our website and reservation systems must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations systems or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Furthermore, we must integrate the automated systems of America West Holdings and US Airways Group. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.
If we incur problems with any of our third party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.
Our reliance upon others to provide essential services on behalf of our operations may result in the relative inability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including aircraft maintenance, ground facilities and baggage handling. It is likely that similar agreements will be entered into in any new markets we decide to serve. All of these agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of contract services could have a material adverse effect on our business, financial condition and results of operations.
The travel industry, materially adversely affected by the September 11, 2001 terrorist attacks, continues to face on-going security concerns and cost burdens associated with security.
The attacks of September 11, 2001 materially impacted and continue to impact air travel. In November 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalized substantially all aspects of civil aviation security, creating a new Transportation Security Administration, or TSA. Under the Aviation Security Act, substantially all security screeners at airports are now federal employees and significant other elements of airline and airport security are now overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. Among other matters, the law mandates improved flight deck security, deployment of federal air marshals onboard flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provision of passenger data to U.S. Customs and enhanced background checks. These increased security procedures introduced at airports since the attacks have increased costs to airlines. We would also be materially impacted in the event of further terrorist attacks or perceived terrorist threats.
Increases in insurance costs or reductions in insurance coverage may adversely impact our operations and financial results.
The terrorist attacks of September 11, 2001 led to a significant increase in insurance premiums and a decrease in the insurance coverage available to commercial airline carriers. Accordingly, our insurance costs increased significantly and our ability to continue to obtain insurance even at current prices remains uncertain. In addition, we have obtained third party war risk (terrorism) insurance through a special program administered by the FAA resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. If the federal insurance program terminates, we would likely face a material increase in the cost of war risk insurance. Because of competitive pressures in our industry, our ability to pass additional insurance costs to passengers is limited. As a result, further increases in insurance costs or reductions in available insurance coverage could harm our earnings.
Changes in government regulation could increase our operating costs and limit our ability to conduct our business.
Airlines are subject to extensive regulatory requirements. In the last several years, Congress has passed laws and the U.S. Federal Aviation Administration has issued a number of maintenance directives and other regulations. These requirements impose substantial costs on airlines.
Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the U.S. and foreign governments may be amended from time to time, or because appropriate slots or facilities may not be available. We cannot assure you that laws or regulations enacted in the future will not adversely affect our operating costs.
A small number of shareholders beneficially own a substantial amount of our common stock.
A significant portion of the New US Airways Group common stock is beneficially owned by a relatively small number of equity investors. As a result, until these stockholders sell a substantial portion of their shares, they will have a greater percentage vote in matters that may be presented for a vote to stockholders than most other stockholders. This may make it more difficult for other stockholders to influence votes on matters that may come before stockholders of New US Airways Group.
The use of America West Holdings’ and US Airways Group’s respective pre-merger NOLs and certain other tax attributes may be limited following the merger.
Although New US Airways Group is the same legal entity as US Airways Group and continues as the publicly traded parent entity, each of America West Holdings and US Airways Group underwent an “ownership change,” as defined in Internal Revenue Code Section 382, in connection with the merger. When such an ownership change occurs, Section 382 limits the companies’ future ability to utilize any net operating losses, or NOLs, generated before the ownership change and certain subsequently recognized “built-in” losses and deductions, if any, existing as of the date of the ownership change. The companies’ ability to utilize new NOLs arising after the ownership change would not be affected. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period since the last ownership change.

The airline industry is intensely competitive.
Our competitors include other major domestic airlines as well as foreign, regional and new entrant airlines, some of which have more financial resources or lower cost structures than ours, and other forms of transportation, including rail and private automobiles. In most of our markets we compete with at least one low-cost air carrier. Our revenues are sensitive to numerous factors, and the actions of other carriers in the areas of pricing, scheduling and promotions can have a substantial adverse impact on overall industry revenues. These factors may become even more significant in periods when the industry experiences large losses, as airlines under financial stress, or in bankruptcy, may institute pricing structures intended to achieve near-term survival rather than long-term viability.
Certain US Airways Group liabilities were not fully extinguished as a result of confirmation of the plan of reorganization.
While a significant amount of US Airways Group’s current liabilities were discharged as a result of the debtors’ bankruptcy proceedings, a large number of US Airways Group obligations remain in effect following the merger. Various agreements and liabilities remain in place, including secured financings, aircraft agreements, certain environmental liabilities, certain grievances with our labor unions, leases and other contracts, as well as allowed administrative claims, that will still subject us to substantial obligations and liabilities. For more information regarding these liabilities, refer to the section entitled “Where You Can Find More Information About US Airways Group and America West Holdings.”
Our high level of fixed obligations limits our ability to fund general corporate requirements and obtain additional financing, limits our flexibility in responding to competitive developments and increases our vulnerability to adverse economic and industry conditions.
We have a significant amount of fixed obligations, including debt, aircraft leases and financings, aircraft purchase commitments, leases of airport and other facilities and other cash obligations. As a result of the substantial fixed costs associated with these obligations:

•	A decrease in revenues would result in a disproportionately greater percentage decrease in earnings.
•	We may not have sufficient liquidity to fund all of these fixed costs if our revenues decline or costs increase.
•	We may have to use our working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures.
•	We may not have sufficient liquidity to respond to competitive developments and adverse economic conditions.
Our obligations also impair our ability to obtain additional financing, if needed, and our flexibility in the conduct of our business. Our existing indebtedness is secured by substantially all of our assets, leaving us with limited collateral for additional financing.
Our ability to pay the fixed costs associated with our contractual obligations depends on our operating performance and cash flow, which in turn depend on general economic and political conditions. A failure to pay our fixed costs or a breach of our contractual obligations could result in a variety of adverse consequences, including the acceleration of our indebtedness, the withholding of credit card proceeds by the credit card servicers and the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to fulfill our obligations under or repay the accelerated indebtedness, make required lease payments or otherwise cover our fixed costs.
Interruptions or disruptions in service at one of our hub airports could have a material adverse impact on our operations.
We expect that we will operate primarily through primary hubs in Charlotte, Philadelphia and Phoenix and secondary hubs/focus cities in Pittsburgh, Las Vegas, New York, Washington, D.C. and Boston. A majority of our flights will either originate or fly into one of these hubs. A significant interruption or disruption in service at one of our hubs could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, operations and financial performance.
We are at risk of losses and adverse publicity stemming from any accident involving any of our aircraft.
If one of our aircraft were to be involved in an accident, we could be exposed to significant tort liability. The insurance we carry to cover damages arising from any future accidents may be inadequate. In the event that New US Airways Group’s insurance is not adequate, we may be forced to bear substantial losses from an accident. In addition, any accident involving an aircraft that New US Airways Group operates could create a public perception that our aircraft are not safe or reliable, which could harm our reputation, result in air travelers being reluctant to fly on New US Airways Group’s aircraft and adversely impact our financial condition and operations.
Our business is subject to weather factors and seasonal variations in airline travel, which cause our results to fluctuate.
Our operations are vulnerable to severe weather conditions in parts of our network that could disrupt service, create air traffic control problems, decrease revenue, and increase costs, such as during hurricane season in the Caribbean and Southeast United States, and snow and severe winters in the Northeast United States. In addition, the air travel business historically fluctuates on a seasonal basis. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. The results of operations of the combined company will likely reflect weather factors and seasonality, and therefore quarterly results are not necessarily indicative of those for an entire year and the prior results of America West Holdings and US Airways Group are not necessarily indicative of the combined company’s future results.
Employee benefit plans represent significant continuing costs to the sponsoring employers.
America West Holdings and the subsidiaries of US Airways Group sponsor employee benefit plans and arrangements that provide retirement, medical, disability, and other benefits to our employees and participating retirees. Many of the benefits provided under these plans are mandated under various collective bargaining agreements, while others are provided on a voluntary basis as a means to recruit and retain valuable employees.
While US Airways Group recently terminated certain defined benefit pension plan and related retiree benefits, the benefit obligations associated with the remaining employee benefit plans and related costs represent a substantial continuing cost to the sponsors. In addition, many of these employee benefit plans are subject to federal laws such as the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code, and must be maintained accordingly. Continued compliance with these employee benefit plans’ rules is necessary, as even unintentional failures to comply can result in significant fines and penalties. Employee benefit plans in general also are increasingly the subject of protracted litigation, especially following significant plan design changes. Certain of the plans sponsored by the subsidiaries of US Airways Group have undergone several changes in connection with the Chapter 11 cases.
Risks Related to Our Common Stock
Our common stock has no trading history and its market price may be volatile.
Because our common stock began trading on the New York Stock Exchange on the date of this prospectus, there is no trading history for our common stock. The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	our operating results failing to meet the expectations of securities analysts or investors;

•	changes in financial estimates or recommendations by securities analysts;

•	material announcements by us or our competitors;

•	movements in fuel prices;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	general and industry-specific economic conditions;

•	public sales of a substantial number of shares of our common stock following this offering; and

•	general market conditions.
Certain provisions of the amended and restated certificate of incorporation and amended and restated bylaws of New US Airways Group will make it difficult for stockholders to change the composition of our board of directors and may discourage takeover attempts that some of our stockholders may consider beneficial.
Certain provisions of the amended and restated certificate of incorporation and amended and restated bylaws of New US Airways Group may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of New US Airways Group and its stockholders. These provisions include, among other things, the following:

•	a classified board of directors with three-year staggered terms;

•	advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;

•	the ability of New US Airways Group’s board of directors to fill vacancies on the board;

•	a prohibition against stockholders taking action by written consent;

•	a prohibition against stockholders calling special meetings of stockholders;

•	requiring the approval of holders of at least 80% of the voting power of the shares entitled to vote in the election of directors for the stockholders to amend the amended and restated bylaws; and

•	super majority voting requirements to modify or amend specified provisions of New US Airways Group’s amended and restated certificate of incorporation.
These provisions are not intended to prevent a takeover, but are intended to protect and maximize the value of New US Airways Group’s stockholders’ interests. While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable our board of directors to prevent a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. In addition, New US Airways Group is subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits business combinations with interested stockholders. Interested stockholders do not include stockholders whose acquisition of New US Airways Group’s securities is pre-approved by the board of directors under Section 203.
Our charter documents include provisions limiting voting and ownership by foreign owners.
Our amended and restated certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed 24.9% of the voting stock of our company. In addition, any attempt to transfer equity securities to a non-U.S. person in excess of 49.9% of our outstanding equity securities will be void and of no effect.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the revenue environment, and the companies’ respective expected 2005 financial performance. These statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings and US Airways Group, including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. These risks and uncertainties include, but are not limited to, those described above under the heading “Risk Factors” and the following:

•	the ability of the companies to achieve the synergies anticipated as a result of combining the companies and to achieve such synergies in a timely manner;

•	the ability of the companies to obtain and maintain any necessary financing for operations and other purposes;

•	the ability of the companies to maintain adequate liquidity;

•	the impact of historically high fuel prices;

•	the ability to achieve the asset sales contemplated but not yet completed in a timely manner;

•	the ability to integrate the management and operations of the companies;

•	the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of September 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events;

•	changes in prevailing interest rates;

•	the ability to attract and retain qualified personnel;

•	the ability of the companies to attract and retain customers;

•	the cyclical nature of the airline industry;

•	competitive practices in the industry, including significant fare restructuring activities, capacity reductions and in court or out of court restructuring by major airlines;

•	economic conditions;

•	reliance on automated systems and the impact of any failure of these systems;

•	labor costs;

•	security-related and insurance costs;

•	weather conditions;

•	government legislation and regulation;

•	relations with unionized employees generally and the impact and outcome of the labor negotiations;

•	New US Airways Group’s ability to continue as a going concern;

•	the ability of the companies to obtain and maintain normal terms with vendors and service providers;

•	the companies’ ability to maintain contracts that are critical to their operations;

•	the potential adverse impact of the Chapter 11 proceedings on New US Airways Group’s liquidity or results of operations;

•	the ability of the companies to operate pursuant to the terms of their financing facilities (particularly the financial covenants);

•	the ability of US Airways Group to fund and execute its business plan after the Chapter 11 proceedings and in the context of a plan of reorganization; and

•	other risks and uncertainties listed from time to time in the companies’ reports to the SEC.
      There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these estimates other than as required by law.

USE OF PROCEEDS
      The proceeds we will receive from the sale of the 8,500,000 shares of common stock offered hereby, or 9,775,000 shares of common stock if the underwriters’ overallotment option is exercised in full, at an assumed offering price of $17.65 per share, and before deducting underwriting discounts and offering expenses, are estimated to be approximately $150,000,000, or $172,500,000 if the underwriters’ overallotment option is exercised in full. We currently intend to use the proceeds for general corporate purposes, including the possible redemption or repurchase of other securities of New US Airways Group, including the possible repurchase of the warrants held by the ATSB. Pending such utilization, we intend to invest the proceeds in short-term, investment grade, interest-bearing securities.
DIVIDEND POLICY
      We presently intend to retain any earnings for use in our business and do not anticipate paying cash dividends on the New US Airways Group common stock in the foreseeable future. In addition, certain of our debt agreements prohibit us from paying cash dividends.

CAPITALIZATION
      The following table sets forth information regarding (1) the historical capitalization of America West Holdings and US Airways Group at June 30, 2005; (2) the pro forma capitalization of New US Airways Group immediately following the effective time of the merger; and (3) the pro forma capitalization of New US Airways Group immediately following the effective time of the merger as adjusted to reflect the sale of shares of New US Airways Group common stock at an assumed offering price of $17.65 per share and the sale of $125 million of convertible notes being offered concurrently herewith to qualified institutional buyers offset in part by the payment of $125 million in cash to an affiliate of GE pursuant to the GE Master MOU, as amended, based upon certain assumptions that are more fully described in the footnotes below.

		Pro Forma	Pro Forma
		Combined	As Adjusted
	Historical	June 30,	June 30,
	June 30, 2005	2005	2005

	(dollars in millions)
Indebtedness
Secured
US Airways Group
Equipment notes payable, net of discount of $105 million and $99 million on a historical and pro forma basis, respectively, installments due 2005 to 2022 (a)	$1,727	$1,733	$1,733
ATSB guaranteed loan, net of discount of $15 million and $0 on a historical and pro forma basis, respectively (b)	693	708	708
2001 GE credit facility, installments due 2006 to 2010 (c)	7	28	28
Eastshore Aviation, LLC debtor in possession financing, due 2005	100	—	—
GE bridge facility due 2005 (c)	56	—	—
Airbus term loan, installments due 2008 to 2010 (d)	—	153	153
America West Holdings
ATSB guaranteed loan, installments due 2005 through 2008 (b)	—	300	300
GECC term loan, installments due 2006 to 2010 (c)	111	111	111
Senior secured discount notes, net of discount of $5 million, installments due 2005 to 2009 (e)	31	31	31
Equipment notes payable, installments due 2005 to 2008	35	35	35

	2,760	3,099	3,099
Unsecured
US Airways Group
Class B mandatorily redeemable preferred stock, net of discount of $22 million, due 2011 (f)	53	—	—
GE obligation(c)	—	125	—
Convertible notes(m)	—	—	125
PBGC senior note, due 2012(n)	—	10	10
America West
ATSB guaranteed loan, installments due 2005 through 2008 (b)	300	—	—
7.25% senior exchangeable notes, net of discount of $166 million, due 2023 (g)	87	87	87
7.5% convertible senior notes, net of discount of $21 million, due in 2009 (h)	92	92	92
Industrial development bonds, due 2023 (i)	29	29	29
Promissory notes, due 2005 (j)	18	18	18
State loan, installments due 2005 through 2007	1	1	1

	580	362	362

Total Debt	$3,340	$3,461	$3,461

Stockholders’ Equity (k)
Common stock $0.01 par value 200,000,000 shares authorized; 59,654,071 shares issued and outstanding pro forma combined; 68,263,680 shares issued and outstanding as adjusted (l)		$1	$1

Additional paid-in capital	986	1,136
Accumulated deficit	(528)	(528)

Total Stockholders’ Equity	$459	$609

(a)	Equipment notes payable balances are as of June 30, 2005, bearing interest at rates of 4.17% to 9.01%. Various sale and leaseback transactions on certain aircraft have been completed since June 30, 2005 which are not reflected in the table above.

(b)	US Airways Group ATSB Guaranteed Loan — As part of its reorganization under the prior bankruptcy, US Airways, Inc. received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a

$1 billion term loan financing that was funded on March 31, 2003. The ATSB loan is secured by substantially all of the present and future assets of the US Airways Group not otherwise encumbered (including certain cash and investment accounts, previously unencumbered aircraft, aircraft engines, spare parts, flight simulators, real property, takeoff and landing slots, ground equipment and accounts receivable), other than certain specified assets, including assets which are subject to other financing agreements. As of June 30, 2005, $708 million was outstanding under the ATSB loan. The US Airways Group ATSB loan bears interest at a variable interest rate on Tranche A (the guaranteed 90% of the loan balance) equal to the weighted average cost related to the issuance of certain commercial paper notes and other short-term borrowings plus 2.30%, which includes a default rate of 200 basis points, plus guarantee fees of 6.2%, which includes a default rate of 200 basis points, and on Tranche B (the remaining 10% of the loan balance) of LIBOR plus 800 basis points, which includes a default rate of 400 basis points.

In connection with the ATSB guarantee, the ATSB received 7,635,000 warrants that enable it to purchase shares of US Airways Group’s Class A common stock at $7.42 per share. The value attributed to the warrants at issuance is being amortized over the term of the warrants. These warrants were cancelled under the plan of reorganization. US Airways Group reached agreement with the ATSB concerning an interim extension to the ATSB cash collateral agreement. The interim agreement was scheduled to expire on the earlier of the effective date of the debtors’ plan of reorganization or October 25, 2005 and required US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance which decreased periodically during the term of the extension from $325 million to $200 million.

For more information on US Airways Group’s ATSB loan, see the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

America West Holdings ATSB Guaranteed Loan — In January 2002, America West Airlines, Inc. closed a $429 million unsecured loan backed by a $380 million federal loan guarantee provided by the ATSB. Certain third-party counter-guarantors have fully and unconditionally guaranteed the payment of an aggregate of $45 million of the outstanding principal amount under the loan partially guaranteed by the ATSB plus accrued and unpaid interest thereon. In addition, America West Holdings has fully and unconditionally guaranteed the payment of all principal, premium, interest and other obligations outstanding under the loan partially guaranteed by the ATSB and has pledged the stock of America West Airlines, Inc. to secure its obligations under such guarantee. Principal amounts under this loan become due in ten installments of $43 million on each March 31 and September 30, which commenced on March 31, 2004 and end on September 30, 2008. Principal amounts outstanding under the loan partially guaranteed by the ATSB bear interest at a rate per annum equal to LIBOR plus 40 basis points plus guarantee fees of approximately 8.0%.

For more information about the America West Holdings ATSB guaranteed loan, see America West Holdings’ filings on Form 10-Q and Form 10-K attached as Annexes B-1 and B-2 to this prospectus.

Amended and Restated ATSB Guaranteed Loans — On July 22, 2005, US Airways Group and America West Holdings announced that the ATSB approved the merger. Under the negotiated new loan terms, the US Airways, Inc. ATSB loan will be guaranteed by New US Airways Group (including all domestic subsidiaries, with certain limited exceptions) and will be secured by substantially all of the present and future assets of New US Airways Group not otherwise encumbered, other than certain specified assets, including assets which are subject to other financing agreements. The America West Airlines, Inc. ATSB loan will also be guaranteed by New US Airways Group (including all domestic subsidiaries, with certain limited exceptions) and will be secured by a second lien in the same collateral. The loans will continue to have separate repayment schedules and interest rates; however, the loans are subject to similar repayments and mandatory amortization in the event of additional debt issuances, with certain limited exceptions.

US Airways, Inc. must pay down the loan principal on the US Airways, Inc. ATSB loan in an amount equal to the greater of (i) the first $125 million of proceeds from specified asset sales identified in connection with its Chapter 11 proceedings, whether completed before or after emergence and (ii) 60% of net proceeds from designated asset sales, provided that any such asset sales proceeds up to $275 million are to be applied in order of maturity, and any such asset sales proceeds in excess of $275 million are to be applied pro rata across all maturities in accordance with the loan’s early amortization provisions. The prior US Airways, Inc. ATSB loan agreement required repayment of 100% of all proceeds from any such asset sales. The pro forma balances do not reflect any potential pay downs of the loan principal that would be required upon completion of any contemplated asset sales. The guarantee fee on Tranche A of the US Airways, Inc. ATSB loan will be increased to 6.0%, from a current rate of 4.2% (before penalty interest assessed as a result of the current Chapter 11 proceedings). The interest rate on Tranche A will not change. The interest rate on Tranche B will be increased to the greater of the Tranche A interest rate plus 6.0% and LIBOR plus 6.0% from a current rate of LIBOR plus 4.0% (before penalty interest). The negotiated terms also reschedule amortization payments for US Airways, Inc. with semi-annual payments beginning on September 30, 2007, assuming repayment of proceeds from asset sales of $150 million, and continuing through September 30, 2010. The US Airways, Inc. ATSB loan’s prior final amortization was in October 2009.

The outstanding principal amount on the America West Airlines, Inc. ATSB loan is $300 million. The guarantee fee on the America West Airlines, Inc. ATSB loan will be 8.0% with annual increases of 5 basis points. The interest rate and scheduled amortization will not change. Voluntary prepayment of the America West Airlines, Inc. ATSB loan will require a premium in certain instances.

The terms of both amended and restated loans require New US Airways Group to meet certain financial covenants, including minimum cash requirements and required minimum ratios of earnings before interest, taxes, depreciation, amortization and aircraft rent to fixed charges.

(c)	US Airways Group and General Electric — General Electric and its affiliates, referred to collectively as GE, is US Airways Group’s largest aircraft creditor, having financed or leased a substantial portion of US Airways Group’s aircraft prior to the most recent Chapter 11 filing. In addition, in November 2001, US Airways, Inc. obtained a $404 million credit facility from GE, which was secured by collateral including 11 A320-family aircraft and 28 spare engines.

In connection with the prior bankruptcy, US Airways Group reached a settlement with GE that resolved substantially all aircraft, aircraft engine and loan-related issues, and provided US Airways Group with additional financing from GE in the form of a liquidity facility of up to $360 million that bears interest at rate of LIBOR plus 4.25%. Most obligations of US Airways Group to GE are cross-defaulted to the 2001 GE credit facility, the 2003 GE liquidity facility, the GE regional jet leases and the GE regional jet mortgage financings.

In November 2004, US Airways Group reached a comprehensive agreement with GE and its affiliates, as described in a Master Memorandum of Understanding, or GE Master MOU, that was approved by the bankruptcy court on December 16, 2004. The GE Master MOU, together with the transactions contemplated by the term sheets attached to the GE Master MOU, provide US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services and operating leases for new regional jets, while preserving the vast majority of US Airways Group’s mainline fleet owned or otherwise financed by GE. In connection with the merger, US Airways Group and America West Holdings have renegotiated certain of their respective existing agreements, and entered into new agreements, with GE. These agreements are set forth in a comprehensive agreement with GE and certain of its affiliates in a Master Merger Memorandum of Understanding, referred to as the GE Merger MOU, that was approved by the bankruptcy court in June 2005. In part, the GE Merger MOU modified and supplemented the agreements reached between US Airways Group and GE in the GE Master MOU, which was further amended by an amendment dated September 9, 2005. The amendment provided that, in lieu of the issuance to an affiliate of GE of a convertible note in the amount of $125 million, US Airways, Inc. would pay cash in the amount of $125 million.

The bridge facility entered into between US Airways Group and GE pursuant to the GE Master MOU on December 20, 2004 continued in effect during the pendency of the Chapter 11 cases. The bridge facility provided for a loan in the amount of up to approximately $56 million, which was drawn down by US Airways Group. The bridge facility bore interest at the rate of LIBOR plus 4.25% and matured on the date US Airways Group emerged from the Chapter 11 cases, and is payable in cash by September 30, 2005, as described below.

In June 2005, GE purchased the assets securing the 2001 credit facility in a sale-leaseback transaction. The sale proceeds realized from the sale-leaseback transaction were applied to repay the 2003 GE liquidity facility, the mortgage financing associated with the CRJ aircraft and a portion of the 2001 GE credit facility. The balance of the 2001 credit facility was amended to allow additional borrowings of $21 million in July 2005, which resulted in a total principal balance outstanding thereunder of approximately $28 million. The operating leases are cross-defaulted with all other GE obligations, other than excepted obligations, and are subject to agreed upon return conditions.

Pursuant to the GE Master MOU, as amended, US Airways Group agreed that following its emergence from the Chapter 11 cases, as partial consideration for amounts advanced under the bridge facility, forgiveness and release of US Airways, Inc. from certain prepetition obligations, deferral of certain payment obligations and amendments to certain maintenance agreements, an affiliate of GE will receive $125 million in cash by September 30, 2005.

For more information about the agreements between US Airways Group and GE, see the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

America West Holdings and General Electric — On September 10, 2004, America West Airlines, Inc. entered into a term loan financing with GECC providing for loans in an aggregate amount of $111 million. The new term loan financing consists of two secured term loan facilities: (1) a $76 million term loan facility secured primarily by spare parts, rotables and appliances; and (2) a $35 million term loan facility secured primarily by aircraft engines and parts installed in such engines. The facilities are cross-collateralized on a subordinated basis and the collateral securing the facilities also secures on a subordinated basis certain of America West Airlines, Inc.’s other existing debt and lease obligations to GECC and its affiliates. Principal amounts outstanding under the loans bear interest at a rate per annum based on three-month LIBOR plus a margin. Both facilities contain customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults. The America West Holdings GE term loan bears interest at a rate of LIBOR plus 3.95%.

For more information on America West Holdings’ arrangements with GE, see America West Holdings’ filings on Form 10-Q and 10-K attached as Annexes B-1 and B-2 to this prospectus.

(d)	Airbus Term Loan — In connection with the merger, a Memorandum of Understanding, which we refer to as the Airbus MOU, was executed between ASVA S.A.R.L., an affiliate of Airbus Industrie G.I.E., which we refer to as Airbus, US Airways Group, US Airways, Inc. and America West Airlines, Inc. A key aspect of the Airbus MOU is that Airbus will provide a $250 million financing commitment upon the satisfaction of various conditions precedent, including the completion of the merger and the emergence of US Airways, Inc. from bankruptcy, of which $153 million is available to be drawn upon completion of the merger and used for general corporate purposes. We expect to have $250 million available by the end of 2006. This term loan will bear interest at a floating rate of interest with a margin subject to resets based on the credit rating of New US Airways Group.

For more information on the Airbus MOU, see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

(e)	Senior Secured Discount Notes — On December 27, 2004, America West Airlines, Inc. raised additional capital by financing its Phoenix maintenance facility and flight training center. The flight training center was previously unencumbered, and the maintenance facility became unencumbered earlier in 2004 when America West Airlines, Inc. refinanced its term loan. Using its leasehold interest in these two facilities as collateral, America West Airlines, Inc., through a wholly owned subsidiary named FTCHP LLC, raised $30.8 million through the issuance of senior secured discount notes. The notes bear interest at a rate of LIBOR plus 3.89%.

(f)	The Class B preferred stock of US Airways Group issued to Retirement Systems of Alabama Holdings LLC is subject to mandatory redemption on its maturity date of March 31, 2011 and is therefore classified as debt. These shares were cancelled pursuant to the debtors’ plan of reorganization.

(g)	In July and August of 2003, America West Airlines, Inc. completed a private placement of approximately $87 million issue price of 7.25% Senior Exchangeable Notes due 2023. The notes bear cash interest at 2.49% per year until July 30, 2008. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount daily at a rate of 7.25% per year starting in July 2009, until maturity. Each note was issued at a price of $343.61 and is exchangeable for Class B common stock of America West Holdings at an exchange ratio of 32.038 shares per $1,000 principal amount at maturity of the notes, subject to adjustment in certain circumstances. This represents an equivalent conversion price of approximately $10.73 per share. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be $253 million. The notes are unconditionally guaranteed on a senior unsecured basis by America West Holdings.

(h)	In connection with the closing of the ATSB guaranteed loan and the related transactions, America West Holdings issued $104.5 million of 7.5% convertible senior notes due 2009, of which approximately $112 million remained outstanding at June 30, 2005, including $22 million of interest paid through December 31, 2004 as a deemed loan added to the initial principal thereof. These notes are convertible into shares of Class B common stock of America West Holdings, at the option of the holders, at an initial conversion price of $12.00 per share or a conversion ratio of approximately 83.333 shares per $1,000 principal amount of such notes, subject to standard anti-dilution adjustments. Interest on the 7.5% convertible senior notes is payable semiannually in arrears on June 1 and December 1 of each year. At America West Holdings’ option, the first six interest payments were payable in the form of a deemed loan added to the principal amount of these notes. The 7.5% convertible senior notes will mature on January 18, 2009 unless earlier converted or redeemed. The payment of principal, premium and interest on the 7.5% convertible senior notes is fully and unconditionally guaranteed by America West Airlines, Inc.

(i)	The industrial development revenue bonds are due April 2023. Interest at 6.3% is payable semiannually on April 1 and October 1. The bonds are subject to optional redemption prior to the maturity date on or after April 1, 2008, in whole or in part, on any interest payment date at the following redemption prices: 102% on April 1 or October 1, 2008; 101% on April 1 or October 1, 2009; and 100% on April 1, 2010 and thereafter.

(j)	Promissory notes are due in 2005 and bear interest at rates of 4.35% to 4.58%.

(k)	The Pro Forma Combined Stockholders’ Equity for New US Airways Group includes the new equity investments and America West Holdings’ current paid-in capital, partially offset by America West Holdings’ accumulated deficit. The Pro Forma As Adjusted Stockholders’ Equity reflects the sale of 8,500,000 shares of New US Airways Group common stock at an assumed offering price of $17.65 per share for aggregate proceeds of approximately $150 million, (excluding the underwriters’ discount and any proceeds from the possible exercise of the overallotment option by the underwriters). For historical Stockholders’ Equity information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

(l)	The number of shares issued and outstanding after the offering:

•	excludes 4,205,009 shares of common stock reserved for issuance upon exercise of outstanding stock options held by employees and directors at a weighted average exercise price of $23.01 per share;

•	excludes 8,122,682 shares of common stock reserved for issuance upon exercise of warrants at a weighted average exercise price of $7.27;

•	excludes 5,606,196 shares of common stock issuable upon the repurchase of America West Airlines, Inc. 7.25% convertible notes, assuming repurchase of the convertible notes at a New US Airways Group share price of $15.68;

•	excludes 3,860,162 shares of common stock reserved for issuance upon conversion of America West Holdings 7.5% convertible notes;

•	excludes 6,060,606 shares of common stock reserved for issuance upon conversion of New US Airways Group convertible notes that may be issued in a concurrent private offering to qualified institutional buyers;

•	excludes shares of common stock which may be issued pursuant to the exercise of grants and/or options under New US Airways Group’s stock option incentive plan; and

•	excludes any shares that may be issued pursuant to the options to purchase additional shares of New US Airways Group common stock granted to ALPA under the plan of reorganization and to the new equity investors under the July 7, 2005 letter agreement and discussed in this prospectus.

(m)	In connection with an amendment to the GE Merger MOU entered into as of September 9, 2005, US Airways, Inc. agreed to pay an affiliate of GE $125 million in cash by September 30, 2005. The payment to GE is expected to be funded through the issuance of $125 million of convertible notes in a separate private offering to qualified institutional buyers. There can be no assurance that the convertible notes will be issued, and if issued, that they will result in $125 million of proceeds. GE may, under certain circumstances, at GE’s option, request the issuance to GE of a $125 million convertible note in lieu of cash.

(n)	In connection with resolving claims of the PBGC, US Airways, Inc. agreed to give the PBGC a $10 million note. The note bears interest at a rate of 6% per annum and interest will be paid annually. The note matures in 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS OF NEW US AIRWAYS GROUP AND MANAGEMENT
      The following table sets forth certain information regarding the projected ownership of New US Airways Group common stock immediately following the merger and the completion of this offering by all projected beneficial owners of more than 5% of New US Airways Group common stock, based upon certain assumptions described in the notes below, as well as by each of our directors and named executive officers and by all of our directors and executive officers as a group. The following information does not include (i) any anti-dilution adjustments to the ATSB warrants to be implemented as a result of this offering in connection with the ATSB’s approval of the merger; (ii) any exercise of the underwriters’ overallotment option or (iii) any shares that may be issued upon the conversion of the convertible notes to be offered in a concurrent private offering to qualified institutional buyers.
      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, each person identified in the table possesses voting and investment power with respect to all capital stock shown to be held by that person.

			Percent of Class	Percent of Class
	Number of		Excluding 7.25%	Including 7.25%
Beneficial Owner	Shares		Notes (1)(3)(11)	Notes (2)(3)(11)

Wellington Management Company, LLP (4)	11,090,900	(5)	15.8%	14.6%
75 State Street
Boston, MA 02109

Eastshore Aviation, LLC	8,333,333		12.2%	11.3%
W6390 Challenger Drive,
Suite 203
Appleton, WI 54924

Air Transportation Stabilization Board	7,735,770	(6)	10.2%	9.5%
1120 Vermont Avenue
Suite 970
Washington, DC 20220

Par Investment Partners, L.P.	10,768,485	(7)	14.9%	13.8%
One International Place
Suite 2401
Boston, MA 02109

ACE Aviation Holdings Inc.	5,000,000		7.3%	6.8%
5100 de Maisonneuve Boulevard West
Montreal, Quebec, Canada H4A 3T2

Peninsula Investment Partners, L.P.	4,000,000	(8)	5.8%	5.4%
404B East Main Street
Charlottesville, VA 22902

Pension Benefit Guaranty Corporation	4,873,484	(9)	7.1%	6.6%
1200 K Street
Washington, DC 20005-4026

Tudor Investment Corp. (12)	4,806,061	(10)	7.0%	6.4%
1275 King Street
Greenwich, CT 06831

W. Douglas Parker	768,749	(13)	1.1%	1.0%

Bruce R. Lakefield	—		—	—

Richard A. Bartlett	8,333,333	(14)	12.2%	11.3%

Herbert M. Baum	18,563	(15)	*	*

Richard C. Kraemer	39,304	(16)	*	*

Cheryl G. Krongard	—		—	—

Robert A. Milton	5,000,000	(17)	7.3%	6.8%

Hans Mirka	—		—	—

Denise M. O’Leary	24,006	(18)	*	*

George M. Philip	—		—	—

			Percent of Class	Percent of Class
	Number of		Excluding 7.25%	Including 7.25%
Beneficial Owner	Shares		Notes (1)(3)(11)	Notes (2)(3)(11)

Edward L. Shapiro	10,768,485	(19)	14.9%	13.8%

Richard P. Schifter	23,925	(25)	*	*

J. Steven Whisler	19,388	(20)	*	*

Alan W. Crellin	—		—	—

J. Scott Kirby	228,113	(21)	*	*

Jeffrey D. McClelland	289,508	(22)	*	*

C.A. Howlett	156,144	(23)	*	*

Derek J. Kerr	121,069	(24)	*	*

James E. Walsh III	47,438	(25)	*	*

Elise R. Eberwein	32,175	(25)	*	*

Directors and executive officers as a group (20 persons)	25,870,200	(26)	35.0%	32.5%

*	Less than 1%.

(1)	Calculation of percent of class assumes that America West Airlines, Inc. 7.25% convertible notes are not converted to New US Airways Group common stock as a result of the merger.

(2)	Calculation of percent of class assumes dilution from the conversion of the America West Airlines, Inc. 7.25% convertible notes at a New US Airways Group share price of $15.68 (representing 5.61 million shares).

(3)	Calculated percentages are not additive. Percent of class ownership represented by holders of primary shares assumes no dilution when calculating the total shares. Calculation of percent of class ownership represented by holders of dilutive securities assumes that only the individual holder listed converts or exercises its option to purchase common stock of New US Airways Group; in these calculations, total shares used for the denominator includes only the sum of shares held by the individual holder after conversion plus all primary shares. The number of shares of common stock outstanding used in calculating the percentage for each listed person or entity includes common stock underlying options held by the person or entity that are exercisable within 60 days of the date of this prospectus or upon completion of this offering.

(4)	Holder represents a group of investors under the management of Wellington Management Company, LLP, a Boston-based investment firm.

(5)	Includes 9,090,900 shares held directly and 2,000,000 shares underlying stock options that are currently exercisable.

(6)	Includes a warrant to purchase 7,735,770 shares of New US Airways Group common stock that is currently exercisable. We have had discussions with the ATSB regarding a proposed repurchase of its warrants to acquire 7,735,770 shares of New US Airways Group common stock following completion of this offering. If mutually acceptable terms can be reached, definitive agreements relating to the repurchase would be subject to approval by the new board of directors of New US Airways Group. Any proposed repurchase price would take into account the market price of the New US Airways Group common stock, the exercise price of the warrants and the option value of the warrants. The ATSB warrants have an exercise price of $7.27 per share of New US Airways Group common stock and expire January 2012. There can be no assurance that we will reach agreement with the ATSB to repurchase its warrants. For a description of the terms of the warrants, see the section entitled “The Merger — America West Holdings Warrants.”

(7)	Includes 6,768,485 shares held directly and 4,000,000 shares underlying stock options that are currently exercisable. These share numbers assume that Par has purchased ACE Aviation Holdings Inc.’s option to purchase an additional 1,000,000 shares, which is subject to ACE consummating its $75 million equity investment.

(8)	Includes 3,333,333 shares held directly and 666,667 shares underlying stock options that are currently exercisable.

(9)	The plan of reorganization of the debtors provides that the PBGC will receive 70% of the 6,962,121 shares of New US Airways Group common stock to be issued to unsecured creditors of the debtors other than ALPA within five business days of the debtors’ emergence from bankruptcy.

(10)	Includes 3,939,394 shares held directly and 866,667 shares underlying stock options that are currently exercisable.

(11)	Assumes the sale of 8,500,000 shares of New US Airways Group common stock pursuant to this offering.

(12)	Includes Tudor Proprietary Trading, L.L.C. and a group of investors for which Tudor Investment Corp., a Connecticut-based asset management firm, acts as investment adviser.

(13)	Includes 20,061 shares held directly and 748,188 shares underlying stock options that are currently exercisable or will become exercisable on or prior to September 27, 2005. Excludes 206,250 shares underlying stock options that will not become exercisable on or prior to 60 days following September 27, 2005.

(14)	Includes the 8,333,333 shares held by Eastshore Aviation, LLC, as to which Mr. Bartlett shares voting and investment power. Mr. Bartlett disclaims beneficial ownership of the shares held by Eastshore Aviation, LLC except to the extent of his indirect pecuniary interest in the shares.

(15)	Includes 2,063 shares held directly and 16,500 shares underlying stock options that are currently exercisable or will become exercisable on or before September 27, 2005.

(16)	Includes 15,379 shares held directly and 23,925 shares underlying stock options that are currently exercisable or will become exercisable on or before September 27, 2005.

(17)	Includes the 5,000,000 shares held by ACE Aviation Holdings Inc. Mr. Milton is Chairman, President and Chief Executive Officer of ACE Aviation Holdings, Inc. Mr. Milton disclaims beneficial ownership of the shares held by ACE Aviation Holdings, Inc.

(18)	Includes 1,318 shares held directly and 22,688 shares underlying stock options that are currently exercisable or will become exercisable on or before September 27, 2005.

(19)	Includes 6,768,485 shares held by Par Investment Partners, L.P. and the 4,000,000 shares underlying stock options held by Par Investment Partners, L.P. that are currently exercisable, as to which Mr. Shapiro shares voting and investment power. Mr. Shapiro disclaims beneficial ownership of all of these shares. These share numbers assume that Par has purchased ACE Aviation Holdings Inc.’s option to purchase an additional 1,000,000 shares, which is subject to ACE consummating its $75 million equity investment.

(20)	Includes 413 shares held directly and 18,975 shares underlying stock options that are currently exercisable or will become exercisable on or before September 27, 2005.

(21)	Includes 4,125 shares held directly and 223,988 shares underlying stock options that are currently exercisable or will become exercisable on or prior to September 27, 2005, of which 2,475 stock options will be cancelled if not exercised prior to September 27, 2005.

(22)	Includes 8,250 shares held directly and 281,258 shares underlying stock options that are currently exercisable or will become exercisable on or prior to September 27, 2005.

(23)	Includes 2,694 shares held directly and 153,450 shares underlying stock options that are currently exercisable or will become exercisable on or before September 27, 2005.

(24)	Includes 1,650 shares held directly and 119,419 shares underlying stock options that are currently exercisable or will become exercisable on or prior to September 27, 2005.

(25)	Includes shares underlying stock options that are currently exercisable.

(26)	Includes 20,157,771 shares held directly, including the shares beneficially owned by Messrs. Bartlett, Milton and Shapiro, as to which beneficial ownership is disclaimed, and 5,712,429 shares underlying stock options that are currently exercisable or will become exercisable on or prior to September 27, 2005, of which 2,475 options will be cancelled if not exercised prior to September 27, 2005, and including the shares underlying options beneficially owned by Mr. Shapiro, as to which beneficial ownership is disclaimed. Excludes 206,250 shares underlying stock options that will not become exercisable on or prior to September 27, 2005.

PER SHARE MARKET PRICE DATA
      Our stock commenced trading on the NYSE under the symbol “LCC” on September      , 2005, and traded between a high of $          per share and a low of $          per share. The last reported share price was $          per share.
      In the merger, the America West Holdings Class B common stock was converted to New US Airways Group common stock at an exchange ratio of 0.4125. During the period between July 7, 2005, the date on which that exchange ratio was established pursuant to the letter agreement which amended the merger agreement, and the closing of the merger on the date of this prospectus, America West Holdings common stock traded between a high of $          per share and a low of $          per share.
      US Airways Group common stock immediately prior to the merger traded on the Nasdaq over-the-counter market under the symbol “UAIRQ.” The table below sets forth, for the periods indicated, the range of high and low per share sales prices for historical US Airways Group common stock, as discussed in more detail below. US Airways Group did not pay dividends during these periods.
      The historical price information of US Airways Group common stock does not reflect the price at which the New US Airways Group common stock will trade following the merger. Pursuant to the plan of reorganization, all equity securities of US Airways Group outstanding prior to confirmation of the plan of reorganization were cancelled. Therefore, it is not meaningful to determine the value or future trading ranges of one share of New US Airways Group common stock by reference to pre-merger trading values of US Airways Group common stock. As also discussed in more detail in this prospectus, various equity investors entered into agreements with US Airways Group and America West Holdings. These agreements were negotiated at arm’s length and value a share of New US Airways Group common stock at $15.00 or $16.50 per share, depending on the agreement. We cannot anticipate the price at which the New US Airways Group common stock will trade following the merger.
      Prior to US Airways Group’s 2002 bankruptcy proceedings and continuing through September 24, 2002, US Airways Group’s common stock was traded on the NYSE under the symbol “U.” On August 14, 2002, the NYSE announced that it would suspend trading and move to delist US Airways Group’s common stock. The SEC approved the delisting and the common stock was delisted effective September 25, 2002. As a result, on September 25, 2002, the common stock began trading on the Nasdaq over-the-counter market under the symbol “UAWGQ.” On March 31, 2003, in conjunction with the effective date of the 2003 plan of reorganization, all then-outstanding equity securities of the predecessor company were cancelled. The “predecessor company” refers to US Airways Group prior to March 31, 2003. On October 21, 2003, US Airways Group’s Class A common stock began trading on the Nasdaq National Market under the symbol “UAIR.” Prior to listing on the Nasdaq National Market, the Class A common stock had limited trading activity on the Over-the-Counter Bulletin Board and in the Pink Sheets, which provide trading for the over-the-counter securities markets. On September 13, 2004, US Airways Group received written notice from the Nasdaq Stock Market that the Class A common stock would be delisted in accordance with Marketplace Rules 4300 and 4450(f), effective with the opening of business on September 22, 2004. Nasdaq indicated in its letter that the delisting determination followed its review of US Airways Group’s press release announcing that the company had filed for bankruptcy protection. As a result of this notification, a fifth character “Q” was added to the trading symbol, changing it from “UAIR” to “UAIRQ” at the opening of business on September 15, 2004. Shares traded on the Nasdaq over-the-counter market under the symbol “UAIRQ” until the shares were cancelled pursuant to the plan of reorganization. US Airways Group’s Class B common stock had no public trading market and was held by one shareholder of record as of September 16, 2005.

	US Airways Group

	High	Low

Fiscal Year 2002
First Quarter	$7.60	$4.01
Second Quarter	6.76	2.20
Third Quarter	4.10	0.18
Fourth Quarter	0.69	0.10
Fiscal Year 2003
First Quarter	0.30	0.01

Second Quarter (1)	*	*
Third Quarter	32.00	4.00
Fourth Quarter	15.25	5.01
Fiscal Year 2004
First Quarter	6.77	4.11
Second Quarter	4.55	1.44
Third Quarter	3.16	0.58
Fourth Quarter	2.00	0.76
Fiscal Year 2005
First Quarter	1.31	0.69
Second Quarter	1.49	0.62
Third Quarter (through September 16, 2005)	0.77	0.15

(1)	As a result of emergence from the prior bankruptcy, the predecessor company’s common stock was cancelled effective March 31, 2003. An established public trading market, defined as more than limited or sporadic trading, did not exist for the successor company Class A common stock until September 8, 2003. The successor company refers to US Airways Group on and after March 31, 2003, after giving effect to the cancellation of then-existing common stock and the issuance of new securities under the 2003 plan of reorganization, and the application of fresh-start reporting.
The following table presents the last reported sale price of a share of US Airways Group common stock, as reported on the over-the-counter market on May 18, 2005, the last full trading day prior to the public announcement of the merger, and on September      , 2005, the last practicable trading day prior to the date of this prospectus.

US Airways Group
Date	Common Stock

May 18, 2005	$0.77
September , 2005	$
      As noted above, because the previously outstanding securities of US Airways Group were cancelled pursuant to the plan of reorganization, the historical price information of US Airways Group common stock does not reflect the price at which our common stock will trade following the completion of this offering.

NEW US AIRWAYS GROUP
      New US Airways Group will operate under the single brand name of US Airways through two principal operating subsidiaries US Airways, Inc. and America West Airlines, Inc. We expect to integrate the two operating subsidiaries into one operation over the following 24 months. As a result of the merger, we expect to be the fifth largest airline operating in the United States as measured by domestic revenue passenger miles and by ASMs. We expect to have primary hubs in Charlotte, Philadelphia and Phoenix and secondary hubs/focus cities in Pittsburgh, Las Vegas, New York, Washington, D.C. and Boston. New US Airways Group will be a low-cost carrier offering scheduled passenger service on approximately 3,600 flights daily to 229 cities in the U.S., Canada, the Caribbean, Latin America and Europe. We will operate 360 mainline jets and will be supported by our regional airline subsidiaries and affiliates operating as US Airways Express, which will operate approximately 241 regional jets, of which 80 will be aircraft with 70 or more seats, and approximately 112 turboprops.
      We expect to have one of the most competitive cost structures in the airline industry due to cost cutting measures initiated by both companies over the last three years. US Airways Group’s restructuring activities in the debtors’ Chapter 11 bankruptcy proceedings specifically targeted cost reductions in four main areas. First, it has achieved important reductions in labor, pension and benefit costs resulting in ratified collective bargaining agreements, representing over $2 billion of annual cost savings. Second, it has put restructuring initiatives in place to reduce overhead, including reducing management payroll, and has re-vamped its schedule to improve aircraft utilization. Third, it has renegotiated various contractual obligations resulting in lower costs, including those related to aircraft, real estate and suppliers, and lowered catering costs. Lastly, US Airways Group rationalized its fleet through the elimination of older, less efficient aircraft, the introduction of large regional jet aircraft with low trip costs to better match capacity with demand, and the reduction of the number of mainline aircraft types it operates in order to lower maintenance, inventory and pilot training costs.
      Separately, America West Holdings has also been able to greatly reduce its operating expenses as a percentage of revenues since 2002. America West Holdings instituted programs to reduce management payroll, clerical payroll, travel agency based commissions, incentive programs and override commissions. It has reduced capital expenditures and discretionary expenses, and lowered catering costs. Other initiatives include increasing point-to-point flying at minimal additional costs using aircraft that would otherwise be parked at a gate, which increases daily utilization of aircraft.
      In addition to the cost saving initiatives already undertaken at the individual companies, we believe the combination of America West Holdings and US Airways Group will result in significant annual revenue and cost synergies of approximately $600 million that would be unachievable without completing the merger. These synergies derive from three principal sources. In anticipation of the merger, US Airways Group negotiated a reduction in its existing fleet so that the fleet of the combined company suits the expected network. New US Airways Group will be able to schedule the combined fleet to better match aircraft size with consumer demand. By scheduling the reduced fleet more efficiently and by adding new, low-fare service to Hawaii, we expect to create approximately $175 million in annual operating synergies. We also expect to realize annual cost synergies of approximately $250 million by reducing administrative overhead, consolidating our information technology systems and combining facilities. Lastly, by becoming one nationwide, low-cost carrier with a global reach that provides more choice for consumers and an improved ability to connect, we expect to realize approximately $175 million in additional annual revenue. There can be no assurance that we will be able to achieve these revenue, operating and cost synergies or that they can be achieved in a timely manner.
      US Airways Group and its subsidiaries prior to the merger employed approximately 29,400 people and America West Holdings and its subsidiaries prior to the merger employed approximately 14,000 people. After seniority lists have been integrated for each of the combined airlines’ unionized labor groups, we anticipate that a single labor contract will be applied to each of those groups.
      The combined airline is expected to operate a mainline fleet of 360 planes (supported by approximately 241 regional jets and approximately 112 turboprops that provide passenger feed into the mainline system), down from a total of 411 mainline aircraft operated by the two airlines as of June 30, 2005. US Airways Group projects removing 47 aircraft by the end of 2006. The combined airline is also expected to take delivery by the end of February 2006 of seven Airbus A320 family aircraft previously ordered by America West Airlines, Inc. Airbus has also agreed to reconfirm 30 narrow body A320-family aircraft deliveries and reschedule those deliveries from the 2006 to 2008 period to the 2009 to 2010 period. To rationalize international flying, the merged company anticipates working with Airbus to begin transitioning to an all-Airbus widebody fleet of A350 aircraft in 2011.
      We believe the merger will create one of the industry’s most financially stable airlines with approximately $1.5 billion in new liquidity coming from equity investments, this offering, new cash infusions from commercial partners, asset sales and the release of currently restricted cash.
      The $565 million of new equity investments has been provided by several investors. This offering will provide up to an additional $150 million of equity financing, or up to $172.5 million if the underwriters’ overallotment option is exercised in full, excluding the underwriters’ discount. In addition, the merged company is expected to receive over $700 million of cash infusions from commercial partners, including approximately $455 million from an affinity credit card partner and a $250 million line of credit to be provided by Airbus, and approximately $100 million from asset-based financings or sales of aircraft, net after prepayments of US Airways, Inc.’s loan partially guaranteed by the ATSB.
      For more information on these matters, see the sections entitled “The Plan of Reorganization,” and “The New Equity Investments” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

Competitive Strengths of the Combined Company
      We believe that we will have a number of competitive strengths as a combined company, including:
      Largest U.S. Low-Cost Carrier with Nationwide Route Network. We expect to be the first national full-service low-cost carrier and the largest low-cost carrier by revenue passenger miles (including international service). We anticipate being the fifth largest airline operating in the United States as measured by domestic revenue passenger miles and by ASMs, with a national hub-and-spoke route network that will provide our customers with nationwide reach. We believe New US Airways Group will capture approximately 10% of all domestic revenue passenger miles. The combined company plans to continue as a member of the Star Alliance, the world’s largest airline alliance group.
      With our simplified pricing structure and international scope, we will offer competitive fare service to approximately 229 cities in the United States, Canada, the Caribbean, Latin America and Europe, making us the only low-cost carrier with a significant international route presence. Starting in December 2005, we expect to expand our route network to include Hawaii. We will be the only low-cost carrier with an established East Coast route network, including the US Airways Shuttle service, with substantial presence at capacity constrained airports like New York’s LaGuardia Airport and Washington, D.C.’s Ronald Reagan Washington National Airport.
      Offer Services Not Typical of Low-Cost Carriers. We believe that by delivering high-quality service, with greater frequency of flight departures and by offering our customers premium amenities not available on other low-cost carriers, we will provide the best value in our markets and create increased demand for our air travel services. We expect to be the only national low-cost carrier offering a global frequent flyer program, assigned seating, a First Class cabin, the US Airways Shuttle, online service to approximately 44 international destinations, convenient access to over 700 global destinations through our membership in the Star Alliance, and the convenience of our airport clubs. We expect that these amenities will differentiate our service from other low-cost carriers and will allow us to strengthen customer loyalty and attract new air travelers. We believe that our customers will continue to value our full service amenities and flight frequency, and that will help us to compete effectively with other low-cost carriers by providing our business oriented passengers with a premium product at a competitive price.
      Competitive Low-Cost Structure. We believe that the cost saving initiatives of both companies discussed above, coupled with the significant cost synergies from the combination, will allow us to have one of the most competitive cost structures in the airline industry. On a pro forma basis, once the anticipated merger synergies are realized, we expect that our costs, on a unit basis, will be approximately the same as those of America West Holdings before the merger. We believe that we will be able to compete effectively and profitably with this cost structure.
      Improved Balance Sheet with Substantial New Liquidity. We believe that we will be one of the industry’s most financially stable airlines. We expect New US Airways Group to realize approximately $10 billion in annual revenues and have as of the completion of the merger a strong balance sheet. The combined balance sheets will benefit from new liquidity of approximately $1.5 billion, which will include equity investments aggregating $565 million, the proceeds raised through this offering of approximately $150 million, or up to $172.5 million if the underwriters’ overallotment option is exercised in full, excluding the underwriters’ discount, cash infusions from commercial partners and other initiatives.
      Experienced Management Team. We benefit from an experienced, highly motivated combined management team. Our team is led by W. Douglas Parker, who has been the chief executive officer of America West Holdings since 2001 and prior to that served as chief operating officer from 2000 to 2001 and chief financial officer from 1995 to 2000. As chief executive officer, Mr. Parker led America West Holdings’ transformation into a low-cost carrier.
Business Strategy
      Our business strategy consists of the following:
      Provide Excellent Value to Our Customers. We plan to standardize customer service initiatives system-wide and provide a competitive, simplified pricing structure that we believe will provide our customers with an excellent value when compared to other low-cost carriers as well as legacy mainline carriers. We are committed to building a successful airline by taking care of our customers. We believe that our focus on excellent customer service in every aspect of operations, including personnel, flight equipment, in-flight and ancillary amenities, on-time performance, flight completion ratios and baggage handling, will strengthen customer loyalty, provide excellent value to our customers and attract new customers. Further, we believe that the amenities we provide our customers, such as a frequent flyer program, airport clubs, assigned seating and a First Class cabin, differentiates our product offering from other low-cost carriers.
      Continue to Reduce Our Operating Costs. New US Airways Group will focus on achieving cost reduction synergies that it expects to realize from the merger. Key areas where cost reductions can be achieved as a result of the merger include overhead costs, in-sourcing of information technology solutions where America West Holdings has existing capabilities, airport savings through better use of gates and employees in airports that both America West Holdings and US Airways Group serve today, and eliminating redundant facilities such as office space and hangars. We currently expect these initiatives to achieve approximately $250 million in annual savings once fully implemented. In addition, we also plan to increase aircraft use to increase flying and reduce unit costs.
      Leverage Our Broader Route Network and Rationalize Our Fleet. We expect to achieve annual savings of approximately $175 million from rationalizing our fleet, rescheduling our operations, and adding new, low-fare service to Hawaii. As a result of the merger, New US Airways Group plans to combine the current regional strengths of both America West Holdings on the West Coast and US Airways Group on the East Coast to provide a comprehensive product offering more attractive to customers. We also plan to make more efficient use of our nationwide network as a combined entity. New US Airways Group will be able to coordinate the schedules to and from the hubs and secondary hubs/focus cities of both airlines to create a significantly greater number of flight connections across the route network. Similarly we believe that we will be able to optimize the utilization of our aircraft and employees. For instance, aircraft of one airline that, before the merger, would have to sit idle awaiting the next scheduled departure could now be utilized along existing routes of the other airline to increase daily utilization.
      In anticipation of the merger, US Airways Group negotiated a reduction to its existing fleet so that the fleet of the combined company suits the expected route network and so that the introduction of new aircraft will be timed to coincide with the expiration of existing aircraft leases. We believe that we will also be able to reschedule the combined fleet to better match aircraft size with consumer demand. For example, in some markets that US Airways Group currently serves with a Boeing 737 aircraft, we expect to replace that service with a 90-seat regional jet that is currently operated in the America West Holdings’ system. In addition, we expect to place America West Holdings new aircraft into service on flights out of current US Airways Group hubs. Furthermore, we plan to initiate Boeing 757 aircraft service to Hawaii, which neither of us currently serves. These changes are expected to generate revenue benefits of approximately $175 million.
      Prudent Integration of America West Airlines, Inc. and US Airways, Inc. Operations. While management will move quickly to try to provide a seamless integration for consumers, we currently expect to achieve full labor and operational integration of America West Airlines, Inc. and US Airways, Inc. over a period estimated to be approximately 24 months. We believe that this timeframe will allow us to resolve the critical labor and systems issues necessary to achieve full integration. We plan to operate under a single brand name of US Airways while maintaining separate operating certificates for this period. We believe that the majority of the synergy value can be realized quickly through the rapid integration of routes, schedules, pricing, other marketing initiatives and overhead reductions.
Additional Information Regarding Projections of New US Airways Group
      The disclosure statement filed by the debtors with the bankruptcy court as part of their bankruptcy proceedings contains certain financial projections relating to the performance of New US Airways Group. These projections were developed in connection with the plan of reorganization for purposes of determining whether the debtors could satisfy their financial obligations while maintaining sufficient liquidity and capital resources to continue in business. Among other things, these projections contemplate that New US Airways Group will have a net loss in the fourth quarter of 2005 and full year 2006. The projections can be found in Appendix C of the disclosure statement but are not a part of this prospectus.
      Neither the debtors nor America West Holdings, as a matter of course, publish their business plans and strategies or projections or their anticipated financial position or anticipated results of operations. Accordingly, neither the debtors nor America West Holdings anticipate that they will, and disclaim any obligation to, furnish those projections or updated business plans or projections, or include such information in documents required to be filed with the SEC or otherwise make public such information. Although every effort was made to be accurate, the projections filed with the bankruptcy court were not prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants or in accordance with accounting principles generally accepted in the United States of America or any other jurisdiction, the Financial Accounting Standards Board, or the rules and regulations of the SEC regarding projections. The projections have been prepared by, and are the responsibility of, the debtors’ and America West Holdings’ management. Neither KPMG LLP nor PricewaterhouseCoopers LLP has examined or compiled the projections and, accordingly, neither independent registered public accounting firm expresses an opinion or any other form of assurance with respect thereto. The reports of the independent registered public accounting firms included in this offering document relate to US Airways Group’s and America West Holdings’ historical financial information. They do not extend to the projections and should not be read to do so. While presented with numerical specificity, the projections are based on a variety of assumptions, which may not be realized, and which are subject to significant business, economic, and competitive uncertainties and contingencies, which are beyond the control of the debtors. Consequently, the projections should not be regarded as a representation or warranty by any of the debtors, or America West Holdings, or any other person, that the projections will be realized. Actual results may vary materially from those presented in the projections.

MANAGEMENT
Directors
      The following individuals serve as our directors as of the date of this prospectus except for Richard A. Bartlett, Robert A. Milton and Edward L. Shapiro who have consented to begin service as our directors within two business days of the date of this prospectus. The terms of the initial Class I directors will expire at the time of the first annual meeting of the stockholders following the effective time of the merger, the terms of the initial Class II directors will expire at the time of the second annual meeting of the stockholders following the effective time of the merger, and the terms of the initial Class III directors will expire at the time of the third annual meeting of the stockholders following the effective time of the merger. Thereafter, directors elected to replace those whose terms have expired will be elected for a full-three year term.
      W. Douglas Parker, Age 43. Mr. Parker served as Chairman of the Board, President and Chief Executive Officer of America West Holdings and as Chairman of the Board and Chief Executive Officer of America West Airlines, Inc. since September 2001, and served as a director of America West Holdings since 1999. Mr. Parker joined America West Holdings as Senior Vice President and Chief Financial Officer in June 1995. He was elected Executive Vice President of America West Holdings and Executive Vice President — Corporate Group of America West Airlines, Inc. in April 1999. He was elected President of America West Airlines, Inc. in May 2000 and Chief Operating Officer of America West Airlines, Inc. in December 2000. Mr. Parker serves as Chairman of the board of directors and Chief Executive Officer of New US Airways Group as a Class III director.
      Bruce R. Lakefield, Age 61. Mr. Lakefield served as President and Chief Executive Officer of US Airways Group and US Airways, Inc. from April 2004 until completion of the merger and has served as a director of US Airways Group since 2003. Mr. Lakefield served as Chairman and Chief Executive Officer of Lehman Brothers International from 1995 until 1999. He has served as a Senior Advisor to the Investment Policy Committee of HGK Asset Management since 2000. Mr. Lakefield serves as a member of the Board of Directors of Magic Media, Inc. Mr. Lakefield serves as Vice Chairman of the board of directors of New US Airways Group as a Class III director.
      Richard A. Bartlett, Age 48. Mr. Bartlett serves as a managing director and principal of Resource Holdings Ltd., which is a merchant banking firm in New York City. Mr. Bartlett has worked at Resource Holdings Ltd. in various positions since 1985. Mr. Bartlett is also one of the owners of Eastshore Aviation, LLC. Mr. Bartlett serves on the board of several private companies, including Air Wisconsin Airlines Corporation, where he is a significant shareholder as well. Mr. Bartlett will serve as a member of the board of directors of New US Airways Group as a Class III director.
      Herbert M. Baum, Age 68. Mr. Baum retired as Chairman of the Board, President and Chief Executive Officer of the Dial Corporation, a manufacturer and marketer of consumer products, in April 2005. Mr. Baum has served as a director of America West Holdings since 2003. Mr. Baum served as President and Chief Operating Officer of Hasbro, Inc., a manufacturer and marketer of toys, from January 1999 to August 2000. Mr. Baum also served as Chairman and Chief Executive Officer of Quaker State Corporation, a producer and marketer of motor oils and lubricants, from 1993 to 1999. From 1978 to 1992, Mr. Baum was employed by Campbell Soup Company, a manufacturer and marketer of food products, and, in 1992, was named President of Campbell — North and South America. Mr. Baum also is a director of Action Performance Companies, Inc., The Dial Corporation, Meredith Corporation, PepsiAmericas, Inc. and Playtex Products. He also serves on the board of directors of the International Swimming Hall of Fame. Mr. Baum serves as a member of the board of directors of New US Airways Group as a Class I director.
      Richard C. Kraemer, Age 62. Mr. Kraemer is President of Chartwell Capital, Inc., a private investment company, and has served as a director of America West Holdings since 1992. From October 1985 until March 1996 he served as President of UDC Homes Inc. Mr. Kraemer also served as a director of UDC from 1980 until March 1996 and as its Chief Executive Officer from October 1994 until March 1996. Mr. Kraemer serves as a member of the board of directors of New US Airways Group as a Class I director.

      Cheryl G. Krongard, Age 49. Ms. Krongard retired in 2004 as a Senior Partner of Apollo Management, L.P. Ms. Krongard was the Chief Executive Officer of Rothschild Asset Management from 1994 to April 15, 2000. She served as Senior Managing Director for Rothschild North America from 1994 until 2000. She serves on the board of directors of the Iowa State University Foundation and is a lifetime governor elected in 1997. She is also chairperson of the Investment Committee for the Iowa State University Foundation. Ms. Krongard is also a member of the Dean’s Advisory Council, Iowa State University College of Business, and a Trustee of the Mount Sinai Medical Center. Ms. Krongard also serves as a Director of the City Meals on Wheels and Educate, Inc., a publicly traded company engaged in tutoring and learning (formerly Sylvan Learning). Ms. Krongard has served as a director of US Airways Group and US Airways, Inc. since 2003. Ms. Krongard serves as a member of the board of directors of New US Airways Group as a Class I director.
      Robert A. Milton, Age 45. Mr. Milton has served as Chairman, President and Chief Executive Officer of ACE Aviation Holdings Inc., ACE, since September 2004. ACE is the parent holding company under which the reorganized Air Canada and separate legal entities such as Aeroplan, Air Canada Jazz, Air Canada Technical Services, Air Canada Cargo, Air Canada Groundhandling, Destina.ca and Touram (Air Canada Vacations) are held. Mr. Milton, who is also Chairman of Air Canada, held the position of President and Chief Executive Officer of Air Canada from August 1999 until December 2004. Mr. Milton joined Air Canada in 1992 on a consulting basis. He was appointed as Executive Vice President and Chief Operating Officer of Air Canada in 1996. Mr. Milton was a director and the Chief Executive Officer of Air Canada when it applied for and received ancillary relief under section 304 of the U.S. bankruptcy code in respect of reorganization proceedings under Canadian law on April 1, 2003. Air Canada emerged from these proceedings on September 30, 2004. Prior to joining Air Canada he was a founding partner in Air Eagle Holdings Inc. and an independent commercial aviation consultant to British Aerospace. Mr. Milton has served as Chair of the International Air Transport Association’s Board of Governors since June 2005. Mr. Milton will serve as a member of the board of directors of New US Airways Group as a Class III director.
      Hans Mirka, Age 68. Mr. Mirka served as Senior Vice President, International Division for American Airlines, Inc. from 1992 until his retirement in 1998. He also served as Executive Vice President and General Manager for Pan American World Airways, Inc. from 1984 until 1989 and Vice President, Field Sales and Services for Continental Airlines until 1984. Mr. Mirka has served as a director of US Airways Group and US Airways, Inc. since 2003. Mr. Mirka serves as a member of the board of directors of New US Airways Group as a Class I director.
      Denise M. O’Leary, Age 48. Ms. O’Leary has been a private investor in early stage companies since 1996 and has served as a director of America West Holdings since 1998. From 1983 until 1996, she was employed at Menlo Ventures, a venture capital firm, first as an Associate and then as a General Partner. Ms. O’Leary serves as a director of Chiron Corporation and Medtronic, Inc. Additionally, she is a member of the Board of Trustees of Stanford University and Chair of the Board of Directors of Stanford Hospital and Clinics. Ms. O’Leary serves as a member of the board of directors of New US Airways Group as a Class II director.
      George M. Philip, Age 58. Mr. Philip has served as the Executive Director of the New York State Teachers’ Retirement System since 1995. He has also served as Chief Investment Officer of the New York State Teachers’ Retirement System since 1992. Mr. Philip served as the Assistant Executive Director of the New York State Teachers’ Retirement System from 1992-1995 and as Chief Real Estate Investment Officer from 1988-1992. Mr. Philip has served in various positions with the New York State Teachers’ Retirement System from 1971. Mr. Philip is the past President of the Executive Committee of the National Council on Teacher Retirement. He also served as past Chair of the Council of Institutional Investors. Mr. Philip also serves as Chair of the University of Albany Council, Vice Chair of the St. Peter’s Hospital Board of Directors, Chair of the Catholic Health East Investment Committee, and Chair of the St. Peter’s Hospital Investment Committee. Mr. Philip serves on the NYSE Pension Managers Advisory Committee and the State Academy of Public Administration. He is a past member of the Board of Directors of the Saratoga Performing Arts Center. Mr. Philip has served as a director of US Airways Group and US Airways, Inc. since

2004. Mr. Philip serves as a member of the board of directors of New US Airways Group as a Class II director.
      Richard P. Schifter, Age 51. Mr. Schifter is a partner of Texas Pacific Group, an investment firm that he joined in July 1994, and has served as a director of America West Holdings since 1994. Mr. Schifter also is a Managing Partner of Newbridge Latin America Fund, L.P., a private equity fund. Mr. Schifter serves as a director of Gate Gourmet, Grupo Milano, S.A., Bristol Group, Productora de Papel, S.A. de C.V. (Proposa), Empresas Chocolates La Corona, S.A. de C.V. (La Corona) and Diveo Broadband Networks, Inc. Mr. Schifter serves as a member of the board of directors of New US Airways Group as a Class II director.
      Edward L. Shapiro, Age 40. Mr. Shapiro is a Vice President and partner at PAR Capital Management. He joined PAR Capital Management in 1997. Mr. Shapiro served as Vice President of Wellington Management Company from 1990 to 1997. Mr. Shapiro has served as a member of the Board of Directors of Cebridge Communications, a private cable system operator, since January 2003 and Legend Films, a private film colonization company, since 2004. Mr. Shapiro also has served on the Children’s Hospital Boston Trust Board since November 2004. Mr. Shapiro will serve as a member of the board of directors of New US Airways Group as a Class III director.
      J. Steven Whisler, Age 50. Mr. Whisler is Chairman and Chief Executive Officer of Phelps Dodge Corporation, a mining and manufacturing company, and has served as a director of America West Holdings since 2001. Mr. Whisler has served as Chairman of Phelps Dodge since May 2000 and as Chief Executive Officer since January 2000. He served as President from December 1997 until November 2003. From December 1997 until January 2000, Mr. Whisler served as Chief Operating Officer of Phelps Dodge. From 1991 until 1998. Mr. Whisler served as President of Phelps Dodge Mining Company, a division of Phelps Dodge. Mr. Whisler serves as a director of Phelps Dodge and Burlington Northern Santa Fe Corporation. Mr. Whisler serves as a member of the board of directors of New US Airways Group as a Class II director.
Committees of the Board of Directors
      The board of directors has established the following standing committees:
      Audit Committee. The audit committee oversees our internal accounting function and oversees and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act.
      Compensation and Human Resources Committee. The compensation and human resources committee reviews and approves the compensation for our executive officers. The compensation and human resources committee also administers our equity incentive plan and other employee benefit plans.
      Corporate Governance and Nominating Committee. The corporate governance and nominating committee oversees all aspects of our corporate governance functions on behalf of the board of directors, including identifying individuals qualified to become board members, recommending to the board the selection of director nominees, reviewing and assessing our Corporate Governance Guidelines and overseeing the monitoring and evaluation of our corporate governance practices. The committee’s role includes oversight of the procedures for compliance with significant applicable legal, ethical and regulatory requirements that impact corporate governance.
      Finance Committee. The finance committee assists the board of directors through oversight of our financial affairs, and recommends to the board of directors financial policies and courses of action, including operating and capital budgets, to accommodate our goals and operating strategies while maintaining a sound financial condition.
      Labor Committee. The labor committee meets with representatives of our labor organizations to discuss issues, ideas and concerns related to the labor organizations.

Director Compensation
      We pay each of our non-employee directors an annual fee of $20,000, paid quarterly, for each fiscal year in which they serve as a director, and a fee of $1,000 for each board or committee meeting attended. Committee chairpersons also receive an additional annual fee of $4,000 per year, except that the audit committee chairperson’s annual fee is $10,000. Non-employee directors also receive an initial grant and annual grant of stock options to purchase 4,125 shares of New US Airways Group common stock under our equity incentive plan, as described in more detail in the section entitled “— Executive Compensation — 2005 Equity Incentive Plan” below. Each of our non-employee directors and director’s spouse and the director’s dependent children, as well as a limited number of non-eligible family members or other persons, also receives free travel privileges on US Airways, including reimbursement for federal and state income taxes incurred by the director on that travel. We also reimburse our directors for out-of-pocket expenses incurred in connection with attending meetings.
Executive Officers
      The following table sets forth information regarding our executive officers as of the date of this prospectus:

Name	Age	Position

W. Douglas Parker	43	Chairman of the Board, President and Chief Executive Officer and Director
Alan W. Crellin	58	Executive Vice President — Operations
J. Scott Kirby	38	Executive Vice President — Sales and Marketing
Jeffrey D. McClelland	46	Executive Vice President and Chief Administrative Officer
C.A. Howlett	61	Senior Vice President — Public Affairs
Derek J. Kerr	40	Senior Vice President and Chief Financial Officer
James E. Walsh III	57	Senior Vice President and General Counsel
Elise R. Eberwein	40	Vice President — Corporate Communications
      New US Airways Group Officers. In addition to W. Douglas Parker, the following individuals serve as our executive officers:
      Alan W. Crellin, Age 58. Mr. Crellin joined US Airways Group in 1988 as a result of the acquisition of Pacific Southwest Airlines. He was promoted to serve as Vice President — Ground Services of US Airways Group in 1995. Mr. Crellin served as Senior Vice President — Customer Service of US Airways Group from 2000 until his election as Executive Vice President — Operations of US Airways Group and US Airways, Inc. in January 2002. Prior to joining US Airways Group, Mr. Crellin held a variety of management positions with Pacific Southwest Airlines from 1971 to 1988, including Vice President — Customer Service. Mr. Crellin is responsible for operations, including safety, flight operations, maintenance, airports and inflight services at New US Airways Group, and retains his title of Executive Vice President — Operations.
      J. Scott Kirby, Age 38. Mr. Kirby joined America West Airlines, Inc. as Senior Director — Schedules and Planning in October 1995. In October 1997, Mr. Kirby was elected to the position of Vice President — Planning and in May 1998, he was elected to the position of Vice President — Revenue Management. In January 2000, he was elected to the positions of Senior Vice President — E-Business and Technology of America West Airlines, Inc. He was elected as Executive Vice President — Sales and Marketing of America West Airlines, Inc. in September 2001. He is responsible for revenue management, information technologies, scheduling/planning, marketing, sales, alliances, distribution and reservations at New US Airways Group, and retains his title of Executive Vice President — Sales and Marketing.
      Jeffrey D. McClelland, Age 46. Mr. McClelland joined America West Airlines, Inc. as Senior Vice President — Operations in September 1999. He was elected Executive Vice President — Operations in September 2001 and was elected Executive Vice President and Chief Operating Officer in November 2002.

From 1991 until 1999, Mr. McClelland worked at Northwest Airlines, most recently as Senior Vice President — Finance and Controller. He is the Executive Vice President and Chief Administrative Officer at New US Airways Group.
      C.A. Howlett, Age 61. Mr. Howlett joined America West Airlines, Inc. as Vice President — Public Affairs in January 1995. On January 1, 1997, he was elected Vice President — Public Affairs of Holdings. He was elected as Senior Vice President — Public Affairs of America West Airlines, Inc. and America West Holdings in February 1999, and retains his title at New US Airways Group.
      Derek J. Kerr, Age 40. Mr. Kerr joined America West Airlines, Inc. as Senior Director — Financial Planning in April 1996. He was elected to the position of Vice President — Financial Planning and Analysis in May 1998. In February 2002, Mr. Kerr was elected Senior Vice President — Financial Planning and Analysis. He was elected as Senior Vice President and Chief Financial Officer of America West Airlines, Inc. and America West Holdings in September 2002 and retains his title at New US Airways Group.
      James E. Walsh III, Age 57. Mr. Walsh joined America West Airlines, Inc. as Senior Vice President and General Counsel of America West Airlines, Inc. in August 2004. Prior to joining America West Airlines, Inc., Mr. Walsh was Senior Vice President and General Counsel of Fairchild Dornier Corporation. Prior to joining Fairchild in 1991, Mr. Walsh spent 12 years at American Airlines in various positions including Vice President of Purchasing & Inventory Control and later Vice President of Law. He retains his title as Senior Vice President and General Counsel at New US Airways Group.
      Elise R. Eberwein, Age 40. Ms. Eberwein joined America West Airlines, Inc. in September 2003 as Vice President — Corporate Communications of America West Airlines, Inc. Prior to joining America West Airlines, Inc., Ms. Eberwein held various communication positions for three other airlines, including Denver-based Frontier Airlines where she served as Vice President, Communications from 2000 until she joined America West Airlines, Inc. She retains her title as Vice President — Corporate Communications at New US Airways Group.
Executive Compensation

2005 Equity Incentive Plan
     General
      The New US Airways Group equity incentive plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity compensation (including performance-based stock awards), which we collectively refer to as stock awards, as well as performance-based cash awards. Incentive stock options may be granted under the equity incentive plan only to employees (including officers) of New US Airways Group and its affiliates. Employees (including officers) of and consultants to New US Airways Group and its affiliates, and non-employee directors of New US Airways Group, are eligible to receive all other types of stock awards under the equity incentive plan. No person may be granted stock options or stock appreciation rights covering more than 1,000,000 shares of New US Airways Group common stock during any calendar year.
      The board of directors of New US Airways Group, Inc. (or a committee or committees thereof) will administer the equity incentive plan. Subject to the provisions of the equity incentive plan, the board of directors has the authority to construe and interpret the equity incentive plan, and to determine the recipients, grant dates, number of shares of New US Airways Group common stock to be subject to each stock award, and the terms and conditions of each stock award, including the vesting and exercisability period of the award, the exercise, purchase, or strike price of the award, and the type of consideration permitted to exercise or purchase the award. The board of directors also may accelerate the date on which any stock award vests or becomes exercisable.
      A maximum of 12.5% of the fully-diluted shares, as of the completion of the merger, of New US Airways Group common stock is available for issuance under the equity incentive plan, any or all of which may be issued pursuant to incentive stock options. Shares of New US Airways Group common stock issued under the equity incentive plan may be unissued shares or reacquired shares, purchased on the open market or otherwise.
      The number of shares of New US Airways Group common stock available for issuance under the equity incentive plan will be reduced by (i) one share for each share of stock issued pursuant to a stock option or a stock appreciation right, and (ii) three shares for each share of stock issued pursuant to a stock purchase award, stock bonus award, stock unit award and other such full-value types of stock awards. Stock awards that are terminated, forfeited or repurchased from the New US Airways Group equity incentive plan or the America West Holdings 2002 Incentive Equity Plan will result in an increase in the share reserve of the equity incentive plan in an amount corresponding to the reduction originally made in respect of the award.
     Options
      The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of grant and, in some cases (see “Eligibility” above), may not be less than 110% of such fair market value. The exercise price of nonstatutory stock options may not be less than 100% of the fair market value of the stock on the date of grant.
      Options granted under the equity incentive plan may become exercisable in cumulative increments, or “vest,” as determined by the board of directors. Vesting typically will occur during the optionholder’s continued service with New US Airways Group or an affiliate, whether that service is performed in the capacity of an employee, consultant or director, and regardless of any change in the capacity of the service performed. Options granted under the equity incentive plan may permit exercise prior to vesting. However, any unvested shares acquired under such an early exercise arrangement will be subject to repurchase by New US Airways Group, should the participant’s service terminate before vesting.
      Options granted under the equity incentive plan generally terminate three months after termination of the participant’s service unless (i) termination is due to the participant’s death (or the participant dies within a specified time after termination of service), disability or retirement (as defined in the equity incentive plan), in which case the options may be exercised (to the extent they were exercisable at the time of the termination of service) at any time within three years following termination, (ii) the participant’s service is terminated for cause (as defined in the equity incentive plan), in which case the options will terminate upon the participant’s termination of service, or (iii) otherwise provided in the participant’s option agreement or employment agreement. In no event, however, may an option be exercised beyond the expiration of its term.
     Options Granted to Non-Employee Directors
      Non-employee directors automatically will be granted initial and annual nonstatutory options under the equity incentive plan without any board of directors action when the criteria for these grants are met. The board of directors may at any time, however, modify, amend or otherwise change the terms of the options to be granted to non-employee directors under the equity incentive plan. Each person who is appointed or elected for the first time to be a non-employee director on or after January 1, 2006 automatically will receive, at the time of his or her initial election to the board of directors, an option to purchase 4,125 shares of New US Airways Group common stock. Each non-employee director automatically will receive an additional option to purchase 4,125 shares of New US Airways Group common stock on the date of each annual meeting of the stockholders of New US Airways Group, commencing with the first such annual meeting after January 1, 2006. This grant will be reduced, however, on a pro rata basis, for each month that person did not serve as a non-employee director during the twelve-month period preceding the annual grant date.
      The options granted to non-employee directors will be fully vested and exercisable on the date of grant.
      If a non-employee director’s service terminates, the options granted to that director will terminate three months after termination of service, except that, subject to the maximum ten-year term of the options, (i) if termination is due to death, disability, retirement (as defined in the equity incentive plan) or a change in control (as defined in the equity incentive plan), options will remain exercisable for three years.

      Each initial and annual grant will be in the form of a stock option, except that it may be in the form of full value shares or stock units if the board of directors makes such a determination on or before December 31 of the prior calendar year. In that case, in lieu of an option, each director will receive a grant of full value shares or stock units for that number of shares determined by dividing the “fair value” (generally the Black-Scholes value) of an option to purchase 4,125 shares (or the reduced number of shares) by the New US Airways Group common stock’s then current fair market value.
     Stock Appreciation Rights
      Each stock appreciation right is denominated in shares of New US Airways Group common stock equivalents. Upon exercise of a stock appreciation right, New US Airways Group will pay the participant an amount equal to the excess of (i) the aggregate fair market value of New US Airways Group common stock on the date of exercise, over (ii) the strike price, which will be determined by the board of directors on the date of grant, but which may not be less than 100% of the fair market value of the stock on the date of grant.
      Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by the board of directors.
      Upon termination of a participant’s service, the participant generally may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date that service relationship ends. In no event may a stock appreciation right be exercised beyond the expiration of its term.
     Stock Purchase Awards and Stock Bonus Awards
      The purchase price for stock purchase awards must be at least the par value of New US Airways Group common stock. To the extent consistent with applicable law, the board of directors may grant stock bonus awards in consideration for past or future services rendered to New US Airways Group or in exchange for any other form of legal consideration acceptable to the board of directors, without the payment of a purchase price. Shares of stock acquired under a stock purchase or stock bonus award may, but need not, be subject to a repurchase option in favor of New US Airways Group or forfeiture to New US Airways Group in accordance with a vesting schedule as determined by the board of directors. The board of directors has the authority to accelerate the vesting of stock acquired pursuant to a stock purchase or stock bonus award.
      Upon termination of a participant’s service, New US Airways Group may repurchase or otherwise reacquire any forfeited shares of stock that have not vested as of that termination under the terms of the applicable stock purchase award or stock bonus award agreement.
     Stock Unit Awards
      The purchase price, if any, for stock unit awards may be paid in any form of legal consideration acceptable to the board of directors.
      Stock unit awards vest at the rate specified in the stock unit award agreement as determined by the board of directors. However, at the time of grant, the board of directors may impose additional restrictions or conditions that delay the delivery of stock, cash or other consideration subject to the stock unit award after vesting.
      Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant’s termination of service.
     Other Equity Awards
      The board of directors may grant other equity awards that are valued in whole or in part by reference to New US Airways Group common stock. Subject to the provisions of the equity incentive plan, the board of directors has the authority to determine the persons to whom and the dates on which such other equity awards will be granted, the number of shares of New US Airways Group common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards.
     Performance-Based Awards
      Under the equity incentive plan, a stock or cash award may be granted, vest or be exercised based upon the attainment during a certain period of time of certain performance goals. All employees of and consultants to New US Airways Group and its affiliates and directors of New US Airways Group are eligible to receive performance-based awards under the equity incentive plan. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the board of directors. The performance goals will be based upon one or more pre-established criteria enumerated in the equity incentive plan. With respect to performance-based stock awards (other than stock options and stock appreciation rights), no individual may receive awards covering more than 1,000,000 shares during any calendar year. With respect to performance-based cash awards, no individual may receive an award greater than $5,000,000 during any calendar year.
     Changes to Capital Structure
      If any change is made to the outstanding shares of New US Airways Group common stock without New US Airways Group’s receipt of consideration (whether through a stock split or other specified change in the capital structure of New US Airways Group), appropriate adjustments will be made to: (i) the maximum number and/or class of securities issuable under the equity incentive plan, (ii) the maximum number and/or class of securities for which any one person may be granted options and/or stock appreciation rights or performance-based stock awards per calendar year, and (iii) the number and/or class of securities and the price per share in effect under each outstanding stock award under the equity incentive plan.
     Corporate Transactions; Changes in Control
      Under the equity incentive plan, unless otherwise provided in a written agreement between New US Airways Group or any affiliate and the holder of the stock award, in the event of a corporate transaction (as specified in the equity incentive plan), any or all outstanding stock awards under the equity incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company) and any reacquisition or repurchase rights held by New US Airways Group with respect to stock awards may be assigned to the surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by individuals whose continuous service with New US Airways Group or its affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of the stock awards will be accelerated in full and such awards will terminate if not exercised prior to the effective date of the corporate transaction, and any reacquisition or repurchase rights held by New US Airways Group will lapse, and (ii) with respect to any other stock awards, the vesting and exercisability provisions of those stock awards will not be accelerated and the awards will terminate if not exercised prior to the effective date of the corporate transaction (except that any reacquisition or repurchase rights held by New US Airways Group with respect to such stock awards will not terminate and may continued to be exercised notwithstanding the corporate transaction). In the event a stock award will terminate if not exercised, the board of directors may provide, in its sole discretion, that the holder of that stock award will receive a payment, in lieu of exercise, equal to the excess of the value of the property the holder would have received upon exercise over any exercise price.
      Other acceleration may be provided in individual stock award agreements or employment agreements based upon the occurrence of a corporate transaction (as defined in the plan) or other events, such as death, disability or a transaction constituting a change in control, all as set forth in an individual award or employment agreement.

     Duration, Termination and Amendment
      The board of directors may suspend or terminate the equity incentive plan without stockholder approval or ratification at any time. Unless sooner terminated, the equity incentive plan will terminate ten years after final approval by the bankruptcy court.
      The board of directors may amend or modify the equity incentive plan at any time. However, no amendment will be effective unless approved by the stockholders of New US Airways Group, to the extent stockholder approval is necessary to satisfy applicable law.
      The board of directors may not, without obtaining the prior approval of New US Airways Group’s stockholders, reduce the exercise price of any outstanding option under the equity incentive plan, cancel any outstanding option under the equity incentive plan and grant a new option, other stock award or other consideration in substitution or exchange therefor, or conduct any other action that is treated as a repricing under generally accepted accounting principles.

Employment and Other Executive Agreements

Executive Incentive Awards in Connection with the Merger
      On August 4, 2005, Mr. Parker was granted options to purchase an aggregate of 500,000 shares of America West Holdings Class B common stock under the America West Holdings 2002 Incentive Equity Plan. The options have an exercise price of $8.65 per share, the fair market value of America West Holdings Class B common stock on the date of grant, and a ten year term and, subject to acceleration as described below, and will vest as to 50% of the options on the second anniversary of the effective time of the merger and as to 25% on each of the third and fourth anniversaries of the effective time of the merger. In connection with the merger, each option was converted into an option to purchase the number of shares of New US Airways Group common stock that is equal to the product of the number of shares of America West Holdings common stock that could have been purchased before the merger upon exercise of the option multiplied by 0.4125 and rounded to the nearest whole share, at an exercise price per share equal to the exercise price per share of the option immediately prior to the merger divided by 0.4125.
      In connection with the transactions contemplated by the merger agreement and to provide incentives for the senior executive team to continue to work for the success of New US Airways Group, the compensation committee of the board of directors of America West Holdings and other parties as required by the merger agreement approved an incentive plan for America West Holdings’ executive officers who are now executive officers of New US Airways Group, including Mr. Parker. The incentive plan also applies to certain executive officers of US Airways Group with equivalent ranks who are now executive officers of New US Airways Group, and the bankruptcy court approved it as part of the plan of reorganization. The various components of the incentive plan are as follows:

•	Effective upon the completion of the merger, stock appreciation rights were granted pursuant to New US Airways Group’s equity incentive plan as follows: Mr. Parker, 196,000; each executive vice president, 165,000; and each senior vice president, 51,500. Each stock appreciation right represents the right to receive the value of appreciation of one share of New US Airways Group common stock in excess of the fair market value of such share on the date of grant. Subject to acceleration as described below, 50% of the stock appreciation rights granted upon the completion of the merger will vest on the second anniversary of the effective time of the merger and 25% will vest on each of the third and fourth anniversaries of the effective time of the merger. The stock appreciation rights will be exercisable after vesting for a period of 10 years from the date of grant.

•	Effective upon the completion of the merger, Mr. Parker was granted 41,250 restricted stock units pursuant to New US Airways Group’s equity incentive plan. Each restricted stock unit represents the right to receive one share of New US Airways Group common stock if and when the restricted stock unit vests. Subject to acceleration as described below, 50% of the restricted stock units granted to Mr. Parker will vest on the second anniversary of the effective time of the merger and 25% will vest on each of the third and fourth anniversaries of the effective time of the merger.

•	Effective upon completion of the merger, restricted stock units were granted pursuant to New US Airways Group’s equity incentive plan as follows: Mr. Parker, 20,625; each executive vice president, 10,300; and each senior vice president, 3,200; the restricted stock units provide that the restricted stock units will not vest and no underlying shares will be issued unless the operating certificates of both airlines have been combined within three years after the effective time of the merger. Subject to acceleration as described below and the restrictions described above, 50% of the restricted stock units will vest on each of the third and fourth anniversaries of the effective time of the merger.

•	Other than with respect to restricted stock unit awards the vesting of which is conditioned upon combination of the operating certificates of both airlines, the vesting of each award described above will be accelerated if the executive who holds such award is terminated by New US Airways Group without cause or by reason of death or disability, if the executive terminates his or her employment for good reason or if the executive is terminated involuntarily within 24 months of a subsequent change in control of New US Airways Group.

•	In consideration for the awards granted to him and the other senior executives under the incentive plan and for the options to purchase 500,000 shares of America West Holdings Class B common stock described above, Mr. Parker agreed to waive his rights to voluntarily terminate his employment without good reason in the two year period following the effective time of the merger and still receive full severance benefits under the terms of his employment agreement with respect to the change in control resulting from the merger, and we anticipate that each of the other senior executives who received awards under the incentive plan will agree, in consideration for these awards, to waive any rights to future change-of-control severance payments by New US Airways Group which might be triggered by this transaction.

Employment Agreement with W. Douglas Parker
      America West Holdings entered into an employment agreement with Mr. Parker, dated as of February 24, 2004. The principal terms of the agreement include the following:
      Positions. The employment agreement provides that Mr. Parker will serve as Chairman of the Board, President and Chief Executive Officer of America West Holdings and Chairman of the Board, President and Chief Executive Officer of America West Airlines, Inc.
      Term. The term of the agreement extends through December 31, 2007, and is automatically extended for successive one-year periods unless either party provides 15 months’ prior written notice that the term will not be extended.
      Compensation and Benefits. Mr. Parker will receive a minimum annual cash base salary in the amount of $550,000, or such higher amount as determined by the America West Holdings Compensation and Human Resources Committee. He is also eligible for an annual bonus based on a target of at least 80% of his base salary and a maximum of 160% of his base salary. Mr. Parker is also eligible to participate in the America West Holdings performance-based award plan and to receive equity-based incentive awards, including stock options and restricted stock awards. The employment agreement also provides for a $2 million term life insurance policy for beneficiaries designated by Mr. Parker.
      Termination Benefits. If Mr. Parker terminates his employment for good reason or for any reason within 24 months of a change in control (as defined below and which occurred on the effective date of the merger), or if America West Holdings terminates Mr. Parker’s employment for any reason other than misconduct, then Mr. Parker will receive the following termination benefits:

•	A severance payment equal to 200% of the sum of Mr. Parker’s current base salary plus the greater of (i) the average of Mr. Parker’s bonus with respect to the three calendar years immediately prior to the termination and (ii) the target bonus for the year of termination.

•	Accelerated vesting of all stock and other awards held by Mr. Parker pursuant to America West Holdings’ incentive compensation plans, which awards will remain exercisable for a period of 36 months or such longer period as provided by the terms of any specific award.

•	In respect of the performance-based award plan, a payment equal to 200% of the greater of (i) 125% of Mr. Parker’s current base salary and (ii) the amount that would have been paid to Mr. Parker if the total stockholder return for the performance cycle ending on December 31 of the year in which termination occurs had been measured as of the termination date.

•	Continued benefits for Mr. Parker and his dependents under all medical plans and programs maintained by America West Holdings for a period of 24 months from the date of termination.

•	Continued term life insurance for a period of 24 months from the date of termination.

•	Lifetime space positive travel privileges for Mr. Parker and his wife and dependents.

•	a tax gross-up payment to offset the taxes that could be imposed if any severance payments are considered to be “excess parachute payments” subject to excise tax under Section 4999 of the Internal Revenue Code.
      If Mr. Parker’s employment is terminated for any other reason, such as his death or disability, then Mr. Parker will receive varying combinations of termination benefits, including accelerated vesting of stock and other incentive compensation awards, continued health and life insurance benefits and travel privileges, depending on the specific circumstances of his termination.
      A “change in control” is defined in Mr. Parker’s employment agreement to include:

•	Individuals currently constituting the America West Holdings board of directors, or whose election to the board of directors is approved by at least two-thirds of the incumbent directors, cease to constitute at least a majority of the America West Holdings board of directors.

•	An individual, entity or group acquires 25% or more of the combined voting power of America West Holdings or America West Airlines, Inc. or more than 50% of America West Holdings’ Class A common stock.

•	Any merger, consolidation or reorganization of America West Holdings or America West Airlines, Inc. is consummated, unless America West Holdings’ stockholders continue to hold at least 75% of the voting power of the surviving entity.

•	The America West Holdings or America West Airlines, Inc. disposes of all or substantially all of its assets.
      Certain Tax Matters. The employment agreement also provides a tax gross-up payment to offset the cost of taxes that could be imposed if any severance payments due Mr. Parker are considered to be “excess parachute payments” subject to excise tax under Section 4999 of the Internal Revenue Code.

Executive Change in Control and Severance Benefits Agreements
      America West Holdings entered into executive change in control and severance benefits agreements with certain of its executive officers, including Messrs. Kirby, McClelland and Kerr. The severance benefits agreements provide for the following benefits to the covered executives in the event of a change in control, which is defined to have the same meaning as that in Mr. Parker’s employment agreement described above:

•	Accelerated vesting of all outstanding stock options held by the executive.

•	Lifetime positive travel space privileges for the executive and his or her dependents.

      In addition, if the covered executive terminates his or her employment with America West Holdings within 24 months of a change in control for good reason or for any reason other than misconduct or disability, the covered executive is entitled to receive:

•	A payment equal to 200% of the executive’s current base salary.

•	A payment equal to 200% of the executive’s then current target bonus under the Company’s annual bonus program.

•	In respect of the performance-based award plan, a payment equal to 200% of the greater of (i) the covered executive’s target award under the performance-based award plan and (ii) the amount that would have been paid to the covered executive if the total stockholder return for the performance cycle ending on December 31 of the year in which termination occurs had been measured as of the termination date.

•	Continued benefits for the executive and his or her dependents under all medical plans and programs for a period of 24 months.

•	Extended exercisability of all vested stock options until the earlier of (i) the expiration of the stock options in accordance with their terms or (ii) 18 months following the executive’s termination of employment.

Employment Agreement with Bruce R. Lakefield
      US Airways Group and US Airways, Inc. entered into an employment agreement with Mr. Lakefield April 19, 2004. This agreement was assumed as modified in connection with the debtors’ plan of reorganization. The principal terms of the agreement include the following:
      Term of Employment. The agreement provided for Mr. Lakefield to serve as US Airways Group’s and US Airways, Inc.’s Chief Executive Officer and President on an at-will basis. Upon a change of control, the agreement will become effective for a two-year term and terminate at the end of the two-year period, unless terminated earlier pursuant to the terms of the agreement.
      Salary and Benefits. Under the agreement, Mr. Lakefield is entitled to an annual base salary of not less than $425,000, subject to annual increases consistent with those provided to other key employees. Under the agreement, Mr. Lakefield received 471,200 shares of restricted stock and a nonqualified option to purchase 288,800 shares of Class A common stock at a price of $1.59 per share, each under the US Airways Group 2003 Stock Incentive Plan, which awards vest in 25% increments on each April 19, beginning in 2005. However, these options were cancelled as part of the debtors’ plan of reorganization. In addition to base salary, the agreement provides that Mr. Lakefield will be entitled to participate in the US Airways Group’s Incentive Compensation Plan, or ICP (or successor plan), and will be eligible to participate in US Airways Group’s Long-Term Incentive Plan, or LTIP, each as determined by the US Airways Group board of directors or the Human Resources Committee of the board of directors. Mr. Lakefield waived his participation in the ICP and the LTIP until US Airways, Inc. returns to profitability. Mr. Lakefield also waived participation in the defined contribution plans and in all tax-qualified retirement plans and nonqualified retirement or deferred compensation plans sponsored by US Airways Group or US Airways, Inc. Mr. Lakefield is entitled to participate in all welfare benefit and fringe benefit plans provided to other officers. At the time the agreement was executed, those benefits included on-line first class, positive space travel privileges for business and pleasure for Mr. Lakefield and his eligible family members, as well as a limited number of non-eligible family members and unrelated persons, a gross-up payment (up to a maximum of $10,000) to cover his tax liability resulting from such travel, free access to US Airways Club facilities for him and his eligible family members and certain temporary living expenses.
      Termination of Employment. Mr. Lakefield’s employment may be terminated at any time by mutual agreement, and terminates automatically upon his death. US Airways, Inc. or US Airways Group may also terminate the agreement upon ten days’ written notice upon Mr. Lakefield’s disability, or immediately at any time for “cause” as defined in the agreement. Mr. Lakefield may voluntarily terminate his employment, which may constitute termination for “good reason” upon certain events defined in the agreement. In the event of any termination by US Airways, Inc. or US Airways Group for cause or by Mr. Lakefield for good reason, the terminating party must give written notice that indicates the specific termination provision in the agreement that is relied upon and sets forth in reasonable detail the facts and circumstances that are the basis for the termination, as well as the termination date, which may not be more than 15 days after the notice date. It is anticipated that Mr. Lakefield will voluntarily terminate his employment for “good reason” upon completion of the merger with America West Holdings.
      Obligations Upon Termination. As a result of the merger with America West Holdings, Mr. Lakefield will step down as the Chief Executive Officer and President of US Airways, Inc. and US Airways Group, Inc. He will receive severance and change of control payments of $1.7 million. Mr. Lakefield waived payments under the LTIP that he otherwise would have been entitled to as a result of the change of control triggered by the merger with America West Holdings. In addition, upon termination of his employment other than for cause or termination by Mr. Lakefield for good reason, Mr. Lakefield is entitled to receive: (i) continuation of medical, dental, vision and prescription drug coverages for Mr. Lakefield and his dependents for 24 months on the same premium and coverage basis as active officers (or an equivalent payment); (ii) continuation of life insurance coverage for 24 months (or an equivalent payment); and (iii) on-line travel privileges to Mr. Lakefield and his eligible family members for life.
      Other Obligations. In the event that any of Mr. Lakefield’s compensation (whether required under the agreement or otherwise) would be subject to an excise tax under Internal Revenue Code Section 4999, US Airways, Inc. is required to pay Mr. Lakefield an additional gross-up payment, such that after payment of all taxes, including interest or penalties, on the gross-up payment, Mr. Lakefield will retain an amount of the gross-up payment equal to the excise tax (and any penalties and interest on the excise tax). Mr. Lakefield agreed to hold US Airways Group’s and US Airways Inc.’s secret or confidential information, knowledge or data as confidential, including after termination of employment, and agreed to nonsolicitation of customers and employees for one year after termination.

Employment Agreement with Alan W. Crellin
      US Airways Group entered into an employment agreement with Mr. Crellin in September 2005, which was approved by the bankruptcy court as a modified assumption of the Severance Agreement between US Airways, Inc. and Mr. Crellin dated June 26, 2002, as amended. The principal terms of the employment agreement include the following:
      Term of Employment. The agreement provides for Mr. Crellin to serve as US Airways Group’s Executive Vice President-Operations on an at-will basis. If a change of control, as defined in the agreement, of US Airways Group occurs, the agreement will become effective for a two-year term and will terminate at the end of the two-year period.
      Salary and Benefits. Under the agreement, Mr. Crellin is entitled to an annual base salary of $425,000, subject to annual increases based on performance. However, Mr. Crellin and US Airways Group have agreed to an annual reduced base salary of $317,475, subject to annual increases based on performance.
      If Mr. Crellin remains employed by US Airways Group at the time of the emergence from bankruptcy, Mr. Crellin is eligible to receive an award of restricted stock and/or a nonqualified stock option grant exercisable for shares of common stock under the 2005 equity incentive plan. The Compensation and Human Resources Committee of the board of directors will determine the amount of restricted stock to award and/or the number of shares subject to the nonqualified stock option, and the award of restricted stock and the nonqualified stock option grant will be effective on the date of emergence from bankruptcy. The stock option will have a per share exercise price equal to the fair market value of the common stock on the date of grant. The restricted stock will vest 50% on the date it is granted and an additional 25% of the restricted stock will vest on each of the next two anniversaries of the date of grant. Similarly, 50% of the shares subject to the option will become exercisable on the date of grant and an additional 25% of the shares subject to the option will become exercisable on each of the next two anniversaries of the date of grant.

      Mr. Crellin will remain eligible to receive future grants and awards of restricted stock, options or other similar equity-based awards under the 2005 equity incentive plan. After a change of control, Mr. Crellin will receive equity-based grants and awards at levels comparable to other key employees receiving regular and normal course grants with comparable vesting and exercisability terms.
      In addition to his salary, the agreement provides Mr. Crellin will be eligible for an annual bonus in accordance with US Airways, Inc. Incentive Compensation Plan, or any successor plan, and will be eligible to participate in the US Airways, Inc. Long-Term Incentive Plan, or any successor plan, each as determined by the Compensation and Human Resources Committee of the board of directors.
      Under the agreement, Mr. Crellin is eligible to participate in the US Airways Group, Inc. Funded Executive Defined Contribution Plan and the US Airways Group, Inc. Unfunded Executive Defined Contribution Plan, collectively referred to as the defined contribution plans, and while participating in the defined contribution plans is not eligible for allocations of employer contributions under any other retirement plan or deferred compensation plan sponsored by US Airways Group. In October 2006, subject to certain conditions and limitations, Mr. Crellin may be eligible to have certain defined contribution plan payments, which were previously reduced, restored over a two-year period. While employed by US Airways Group, Mr. Crellin is eligible to participate in the welfare and fringe plans provided to other key employees.
      Termination of Employment. Mr. Crellin’s employment may be terminated at any time by mutual agreement, and terminates immediately upon his death. US Airways Group may terminate the agreement on ten days written notice upon Mr. Crellin’s disability, or immediately upon written notice for “cause,” as defined in the agreement, or without cause. Mr. Crellin may voluntarily terminate employment for any reason upon fifteen business days notice, or for “good reason,” upon certain events as defined in the agreement, provided that Mr. Crellin gives certain periods of advance notice and opportunities to cure as required by the agreement.
      Obligations upon Termination. If Mr. Crellin’s employment is terminated due to death or disability, for cause or due to voluntary resignation without good reason, Mr. Crellin is entitled to receive all reduced base salary and vacation accrued through the date of termination, within 30 days of the date of termination. If Mr. Crellin’s employment is terminated due to death or disability, US Airways Group must also pay a prorated annual bonus if annual bonuses are paid to executives for the year in which termination occurs. If Mr. Crellin is terminated due to disability, he will also be entitled to disability benefits on a level applicable for key employees. If US Airways Group terminates his employment without cause or Mr. Crellin terminates employment for good reason, he is entitled to receive: (i) all reduced base salary and vacation accrued through the date of termination; (ii) two times reduced base salary plus two times the target annual bonus if in effect for the year of termination (or if the bonus plan is not in effect and its suspension or termination was the reason for Mr. Crellin’s termination of employment, two times the annual bonus for the year prior to the suspension/termination of the bonus plan); provided, however, if Mr. Crellin terminates for good reason due to being required to relocate, he shall only receive 100% of reduced base salary and the annual bonus; (iii) a lump sum payment equal to the cost of COBRA continuation premiums for 18 months for Mr. Crellin and his covered dependents under the medical, dental, vision and prescription drug plans; (iv) continued life insurance coverage for 18 months on the same premium and coverage basis (or an equivalent payment); (v) on-line, first class, positive space travel privileges for Mr. Crellin and his eligible family members for life.
      If Mr. Crellin has been employed by US Airways Group for five years and his employment terminates for any reason, Mr. Crellin is entitled to: (i) travel privileges for life on the same basis as provided prior to termination, or if more favorable, any time after termination; (ii) continuation of health insurance benefits under the US Airways Group health insurance program until age 65, provided that Mr. Crellin continues to pay premiums at the same time and rate as active employees (and also provided that this coverage will be secondary if Mr. Crellin is eligible for health insurance through another employer); (iii) a lump sum cash payment equal to the present-value of post-age 65 lifetime medical benefits; and (iv) a lump sum cash payment that equals the difference between the value of the accrued but unused vacation paid to Mr. Crellin at the end of 2000 and the value of such a payment if it were calculated at his current rate of base salary on the date of termination.

      Other Obligations. In the event that any of Mr. Crellin’s compensation, whether required under the agreement or otherwise, would be subject to an excise tax under Internal Revenue Code Section 4999, US Airways Group is required to pay to Mr. Crellin an additional gross-up payment, so that after payment of all taxes (including interest or penalties) on the gross-up payment, Mr. Crellin will retain an amount of the gross-up payment equal to the excise tax (and any penalties and interest on the excise tax). Mr. Crellin agrees to hold the secret or confidential information, knowledge or data of US Airways, Inc., and its affiliates, as confidential, including after termination of employment. The agreement also provides that Mr. Crellin may not solicit customers or employees of US Airways Group, or its affiliates, for one year after termination and that Mr. Crellin will not make any disparaging statements about US Airways Group or discuss his termination of employment with certain specified persons. To receive the payments provided for under the agreement following his termination of employment, the agreement provides that Mr. Crellin must sign a general release of claims, and it also provides that if Mr. Crellin breaches the restrictive covenants, he forfeits payments and benefits being provided to him. In the event of a breach, US Airways Group can also seek repayment of amounts previously paid.

Summary Compensation Table
      The following tables set forth the total compensation paid for the fiscal years ended December 31, 2004, 2003 and 2002 to the individuals who serve as our Chairman and Chief Executive Officer and Vice Chairman, and each of our four other most highly compensated executive officers. These individuals are collectively referred to as the named executive officers. Compensation paid to Messrs. Parker, Kirby, McClelland and Kerr was paid by America West Holdings and compensation paid to Messrs. Lakefield and Crellin was paid by US Airways Group.
Summary Compensation Table

								Long-Term Compensation

								Awards
	Annual Compensation											Payouts
								Restricted		Securities
Name and Principal						Other Annual		Stock		Underlying		LTIP	All Other
Position	Year	Salary		Bonus		Compensation		Awards (6)		Options		Payouts (10)	Compensation

W. Douglas Parker	2004	$550,000		—		—	(4)	—		250,000		$687,500	$5,338	(11)
Chairman,	2003	$550,000		$1,000,000		—		—		250,000		—	$5,226
President and	2002	$550,000		—		—		—		600,000		—	$4,988
Chief Executive Officer of New US Airways Group
Bruce R. Lakefield	2004	$307,558	(2)	—		$41,869	(5)	$687,952	(7)	288,800	(9)	—	$46,882	(12)
Vice Chairman	2003	$73,250		—		$4,149	(5)	$10,000	(7)	5,000	(9)	—	—
of US Airways	2002	—		—		—		—		—		—	—
Group (1)
J. Scott Kirby	2004	$380,000		—		—	(4)	—		100,000		$375,000	$10,389	(13)
Executive Vice	2003	$358,333		$375,000		—		—		100,000		—	$9,287
President —	2002	$317,917		—		—		—		260,000		—	$9,043
Sales and Marketing of New US Airways Group
Jeffrey D. McClelland	2004	$400,000		—		—	(4)	—		286,000		$400,000	$396,807	(14)
Executive Vice	2003	$360,000		$375,000		—		—		120,000		—	$891,545
President and	2002	$340,000		—		—		—		53,338		—	$11,469
Chief Administrative Officer of New US Airways Group
Alan W. Crellin	2004	$346,928		—		$219,940	(4)	—		—		—	$354,550	(12)
Executive Vice	2003	$352,750		$72,915	(3)	$227,368	(4)	$1,469,530	(8)	111,600	(9)	—	$376,256
President —	2002	$392,962		$102,081	(3)	$19,116	(4)		(8)	25,000	(9)	—	$267,266
Operations of US Airways Group
Derek J. Kerr	2004	$261,667		—		—	(4)	—		135,000		$180,250	$259,583	(15)
Senior Vice	2003	$252,500		$257,061		—		—		30,000		—	$502,446
President and	2002	$205,452		$15,000		—		—		10,000		—	$15,085
Chief Financial Officer of New US Airways Group

(1)	Mr. Lakefield was appointed as President and Chief Executive Officer of US Airways Group and US Airways, Inc. on April 19, 2004.

(2)	For 2004, includes $39,500 for director fees paid to Mr. Lakefield for service as a member of the board of directors through April 19, 2004, which consists of fees paid for board and committee meeting attendance. For 2003, includes $73,250 for director fees paid for service as a member of the board of directors, which amount includes an annual retainer, fees paid for board and committee meeting attendance, and service as Chairman of the Human Resources and Strategy and Finance Committees of the board of directors of US Airways Group.

(3)	Amounts reflected for Mr. Crellin were earned in 2001 and paid in 12 monthly installments beginning in June 2002.

(4)	For 2004, Messrs. Parker, Kirby, McClelland and Kerr did not receive perquisites or other personal benefits in an aggregate amount in excess of the lesser of $50,000 or 10% of his annual salary. In 2004, each of these named executive officers received an automobile allowance per America West Holdings’ policy for executive perquisites. America West Holdings also provided positive space pleasure travel benefits and reimbursement for estimated taxes in connection with such travel each year to these named executive officers. Amount disclosed for Mr. Crellin for 2004 includes $9,000 paid for automobile expenses, $7,668 in income and tax liability payments related to personal travel provided by US Airways, Inc., $4,386 for tax liability payments related to premiums paid by US Airways, Inc. on a life insurance policy (as described in footnote 9) and $198,886 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan (as described in footnote 9). Amount disclosed for Mr. Crellin for 2003 includes $9,000 paid for automobile expenses, $1,081 in income and tax liability payments related to personal travel provided by US Airways, Inc., $2,730 for tax liability payments related to premiums paid by US Airways, Inc. on a life insurance policy and $214,557 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan. Amount disclosed for Mr. Crellin for 2002 includes $10,229 in income and tax liabilities incurred in connection with certain compensation related expenses, $8,250 paid for automobile expenses and $637 for income and tax liability payment related to personal travel provided by US Airways, Inc.

(5)	Amount disclosed for 2004 includes $29,371 for tax liability related to temporary living expenses, $9,835 in income and tax liability payments related to personal travel provided by US Airways, Inc., $2,663 for tax liability payments related to premiums paid by US Airways, Inc. on a life insurance policy (as described in footnote 9) and, for 2003, $4,149 in income and tax liability payments related to personal travel provided by US Airways, Inc.

(6)	The aggregate number and value as of December 31, 2004, of the named executive officers’ restricted share holdings are as follows: Mr. Parker, 0 shares, $0; Mr. McClelland, 0 shares, $0; Mr. Kirby, 0 shares, $0; and Mr. Kerr 0 shares, $0. Dividends will be paid on restricted stock if and when declared on America West Holdings’ Class B common stock. The figures in this column for Mr. Lakefield and Mr. Crellin for 2004 and 2003 reflect the value of restricted shares of US Airways Group’s Class A common stock on the date of grant using the per share value of the stock on the date of grant. Additionally, in connection with US Airways Group’s and its subsidiaries’ prior bankruptcy, under the 2003 plan of reorganization all outstanding shares of common stock of US Airways Group’s predecessor corporation were cancelled on March 31, 2003, the effective date of the 2003 plan of reorganization. Consequently, all shares of predecessor corporation restricted stock granted in 2002 were cancelled, as further described below. The aggregate number of shares of restricted stock held by each of Mr. Lakefield and Mr. Crellin on December 31, 2004, and the respective fair market value of the stock on such date were, respectively: Mr. Lakefield — 471,200 shares, $537,168; and Mr. Crellin — 188,400 shares, $214,776. The restricted stock was entitled to the same dividends, if any, payable on outstanding shares of US Airways Group Class A common stock. The shares of restricted stock held by Mr. Lakefield and Mr. Crellin were cancelled pursuant to the plan of reorganization.

(7)	Amount disclosed for 2004 reflects an award of 471,200 shares of restricted stock to Mr. Lakefield effective May 19, 2004 based on a per share value of $1.46 on the grant date, vesting 25% on each of April 19, 2005, 2006, 2007 and 2008. Amount disclosed for 2003 reflects an award of 1,362.4 deferred stock units granted to Mr. Lakefield effective July 31, 2003, under the 2003 Nonemployee Director Deferred Stock Unit Plan, based on a per share value of $7.34 on the grant date. The deferred stock units are payable solely in cash upon termination of service as a member of the board of directors. The deferred stock units are entitled to dividend equivalents if any dividends are paid on the US Airways Group Class A common stock. The shares of restricted stock and deferred stock units were cancelled pursuant to the plan of reorganization.

(8)	The amount disclosed for 2003 reflects an award of (a) 102,584 shares of restricted stock effective July 31, 2003, vesting 50% on June 30, 2005 and 50% on January 1, 2006, based on a per share value of $7.34 on the grant date, and (b) 85,816 shares of restricted stock effective October 16, 2003, vesting 100% on January 1, 2006, based on a per share value of $8.35 on the grant date. Because US Airways Group’s Class A common stock was not listed on the grant dates, the $7.34 per share value is based on the per share value determined pursuant to the 2003 plan of reorganization and also subsequently paid in a private placement of US Airways Group’s Class A common stock in August 2003, and the $8.35 per share value is based on the weighted average trading price on the over-the-counter bulletin board for the five preceding days, due to the low trading volume on October 16, 2003. Mr. Crellin had shares of restricted stock of US Airways Group’s predecessor corporation which were canceled on March 31, 2003, the effective date of the 2003 plan of reorganization, and Mr. Crellin received no payment with respect to such cancellation. These cancelled shares were received pursuant to (a) an award effective January 16, 2002 of 10,000 shares of restricted common stock of US Airways Group’s predecessor corporation, vesting 25% on each of January 16, 2003 and the three succeeding anniversaries thereafter, with a value of $56,100 based on the closing price ($5.61) on the grant date; and (b) an award effective October 16, 2001 of 15,000 shares of restricted common stock of US Airways Group’s predecessor corporation, vesting 25% on November 15, 2001, 25% on December 1, 2002 and 25% on each of October 16, 2003 and October 16, 2004, with a value of $80,400 based on the closing price ($5.36) on the grant date.

(9)	Amounts shown for 2004 reflect options granted in 2004, as described under “Stock Option Grants and Exercises” below. Amounts shown for 2003 for Mr. Crellin reflect Class A-1 warrants granted in 2003 with an exercise price of $7.42 per share. Amounts shown for 2003 for Mr. Lakefield include options exercisable for 5,000 shares of US Airways Group Class A common stock granted pursuant to the 2003 Nonemployee Director Stock Incentive Plan. Amounts shown for 2002 reflect options exercisable for shares of common stock of US Airways Group’s predecessor corporation, all of which were cancelled on March 31, 2003, the effective date of the 2003 plan of reorganization. Mr. Crellin did not receive any payment in connection with the cancellation of the options.

(10)	Payouts for 2004 resulted from long-term award opportunities granted in January 2003 under the Performance-Based Award Plan. These payouts were based on the achievement of a TSR ranking above the threshold ranking relative to the pre-defined competitive peer group for the first transition cycle that began on January 1, 2003 and ended March 31, 2004, and the absence of any default under America West Holdings’ ATSB guaranteed loan at the end of that cycle.

(11)	Reflects premiums paid and gross-up on premiums paid by America West Holdings for term life insurance for Mr. Parker of $5,338.

(12)	As further described herein, amounts disclosed include the value of life insurance benefits for the Messrs. Lakefield and Crellin and contributions to various defined contribution pension plans. Under the US Airways, Inc. life insurance plan, individual life insurance coverage is available to executive officers, with US Airways, Inc. paying the premium associated with this coverage. The following amounts reflect the dollar value of premiums paid by US Airways, Inc. on life insurance policies in 2004 for Messrs. Lakefield and Crellin: Mr. Lakefield — $3,805; and Mr. Crellin — $6,321. Amounts disclosed for 2004 include US Airways, Inc. contributions to the US Airways Funded Executive Defined Contribution Plan and accruals under the US Airways Unfunded Executive Defined Contribution Plan, which were adopted during 2003 to replace supplemental retirement arrangements in effect before US Airways Group and US Airways Inc.’s prior bankruptcy reorganization, and which provide supplemental retirement benefits to executives. The US Airways Funded Executive Defined Contribution Plan also provides for full funding of the benefits in a secular trust. The following amounts reflect the value of the benefits accrued under the US Airways Unfunded Executive Defined Contribution Plan during 2004 to Messrs. Lakefield and Crellin: Mr. Lakefield — $0; and Mr. Crellin — $73,580. The following amounts reflect the value of the benefits contributed to the US Airways Funded Executive Defined Contribution Plan during 2004 to Messrs. Lakefield and Crellin: Mr. Lakefield — $0; and Mr. Crellin — $274,649. The amount reflected for 2004 also includes $43,077 in temporary living expenses for Mr. Lakefield.

(13)	Reflects premiums paid and gross-up on premiums paid by America West Holdings for term life insurance for Mr. Kirby of $3,399, matching contributions made by America West Holdings for flexible spending account dependent care reimbursement of $840 and matching contributions made by America West Holdings under its 401(k) plan of $6,150.

(14)	Includes special payments of $385,000 in recognition of contributions made in connection with the 2001-2002 financial restructuring of America West Holdings during a period when America West Holdings was unable to pay Mr. McClelland at market compensation levels, premiums paid and gross-up on premiums paid by America West Holdings for term life insurance for Mr. McClelland of $5,657 and matching contributions made by America West Holdings under its 401(k) plan of $6,150.

(15)	Includes special payments of $250,000 in recognition of contributions made in connection with the 2001-2002 financial restructuring of America West Holdings during a period when America West Holdings was unable to pay Mr. Kerr at market compensation levels, premiums paid and gross-up on premiums paid by America West Holdings for term life insurance for Mr. Kerr of $3,433 and matching contributions made by America West Holdings under its 401(k) plan of $6,150.

Stock Option Grants and Exercises
      America West Holdings granted stock options and restricted stock awards to its executive officers under its 2002 Incentive Equity Plan. In 2004, America West Holdings granted options to purchase an aggregate of 1,973,100 shares to all participants under the 2002 Incentive Equity Plan. US Airways Group granted stock options and restricted stock awards to its executive officers under its 2003 Stock Incentive Plan, as amended and restated. In 2004, US Airways Group granted options to purchase 472,340 shares to all participants under this plan. In connection with the merger, each outstanding America West Holdings stock option was converted into an option to purchase the number of shares of New US Airways Group common stock that is equal to the product of the number of shares of America West Holdings Class B common stock that could have been purchased before the merger upon the exercise of the option multiplied by 0.4125 and rounded to the nearest whole share, at an exercise price per share equal to the exercise price per share of the option immediately prior to the merger divided by 0.4125. The following tables show, for the fiscal year ended December 31, 2004, certain information regarding options granted to, exercised by and held at year end by, the named executive officers:
2004 Option Grants

	Individual Grants					Potential Realizable Value
						at Assumed Annual Rates
	Number of					of Stock Price
	Securities					Appreciation for Option
	Underlying		% of Total			Term (1)
	Options		Options	Exercise Price	Expiration
Name	Granted		Granted	Per Share	Date	5%	10%

W. Douglas Parker	250,000		12.7%	$10.56	2/25/14	$1,663,200	$4,197,600
Bruce R. Lakefield	288,800	(2)	61.1%	$1.59	6/19/14	$288,783	$731,834
J. Scott Kirby	100,000		5.1%	$10.56	2/25/14	$665,280	$1,679,040
Jeffrey D. McClelland	186,000		9.4%	$10.56	2/25/14	$1,237,421	$3,123,014
	100,000		5.1%	$8.39	3/23/14	$528,570	$1,334,010
Alan W. Crellin	—		—	—	—	—	—
Derek J. Kerr	85,000		4.3%	$10.56	2/25/14	$565,488	$1,427,184
	50,000		2.5%	$8.39	3/23/14	$264,285	$667,005

(1)	The potential realizable value is based on the term of the option at the time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect New US Airways Group’s estimate or projection of future stock price performance. Actual gains, if any, are dependent upon the actual future performance of the New US Airways Group common stock and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

(2)	These options were cancelled pursuant to the plan of reorganization.
2004 Option Exercises and Year End Option Values

			Number of Securities				Value of Unexercised
	Shares		Underlying Unexercised				In-the-Money
	Acquired		Options at Year End 2004				Options at Year End (1)
	on	Value
Name	Exercise	Realized	Exercisable		Unexercisable		Exercisable	Unexercisable

W. Douglas Parker	—	—	1,063,335		616,665		$856,171	$919,329
Bruce R. Lakefield	—	—	—		288,800	(2)	$—	$—
J. Scott Kirby	—	—	369,668		253,332		$379,537	$386,263
Jeffrey D. McClelland	—	—	330,726		251,112		$164,355	$180,424
Alan W. Crellin	—	—	111,600	(2)	—		$—	$—
Derek J. Kerr	—	—	161,167		93,333		$18,534	$9,266

(1)	Based on the value obtained by subtracting the option exercise prices from the closing sales price of America West Holdings Class B common stock on the NYSE on December 31, 2004 ($6.58 per share).

(2)	These securities were cancelled pursuant to the plan of reorganization.

     The following table shows, for the fiscal year ended December 31, 2004, certain information with respect to incentive award opportunities granted to the named executive officers who were previously officers of America West Holdings and America West Airlines, Inc. under the America West Holdings performance-based award plan:
America West Holdings Long-Term Incentive Plans — Awards in Last Fiscal Year

			Estimated Future Payouts Under Non-Stock
	Number of	Performance or	Price-Based Plans (1)(2)
	Shares, Units	Other Period
	or Other	Until Maturation	Below
Name	Rights	or Payout	Threshold	Threshold	Target	Maximum

W. Douglas Parker	N/A	1/1/04–12/31/06	$0	$297,000	$687,500	$1,100,000
J. Scott Kirby	N/A	1/1/04–12/31/06	$0	$167,700	$390,000	$682,500
Jeffrey D. McClelland	N/A	1/1/04–12/31/06	$0	$172,000	$400,000	$700,000
Derek J. Kerr	N/A	1/1/04–12/31/06	$0	$81,000	$189,000	$378,000

(1)	Payouts, if any, will be based on the achievement of a total stockholder return ranking above the threshold ranking relative to a pre-defined competitive peer group for the performance cycle beginning January 1, 2004 and ending December 31, 2006. Payouts may range from zero up to 200% of the target award and are based on a percentage of the named executive officer’s base salary in effect on the date of the payout.

(2)	In addition to the performance cycle under the performance-based award plan shown in the table above, two other performance cycles also are pending, the first beginning January 1, 2003 and ending December 31, 2005 and the second beginning January 1, 2005 and ending December 31, 2007.

Retirement Benefits
      US Airways, Inc. Qualified Retirement Plan. US Airways, Inc. previously maintained a defined benefit retirement plan for its salaried and certain hourly employees which provided noncontributory benefits based upon years of service and the employee’s highest three-year average annual compensation during the last ten calendar years of service. The retirement plan was frozen in 1991, but benefits accrued as of the date the plan was frozen remain outstanding until they are paid to participants. Under the retirement plan, benefits were generally payable commencing at age 65. However, the retirement plan provided reduced early retirement benefits commencing as early as age 55. Benefits under the retirement plan were integrated with the Social Security program. Compensation under the retirement plan included the employee’s total compensation as reported on Form W-2, plus exclusions from income due to employee elections under Sections 401(k), 125 and 132(f)(4) of the Internal Revenue Code of 1986, as amended, minus any imputed income due to the exercise of stock options, income resulting from group term insurance, income imputed due to air pass privileges, expense reimbursements and deferred compensation received in the form of a lump sum distribution. This definition of compensation excludes the following items reported as compensation under the US Airways Group Summary Compensation Table: (i) imputed income from stock options, (ii) income resulting from group term insurance, (iii) income imputed due to air pass privileges, and (iv) certain expense reimbursements. On November 12, 2004, US Airways, Inc. filed a motion requesting a determination from the bankruptcy court that US Airways, Inc. satisfied the financial requirements for a “distress termination” of the retirement plan, which the bankruptcy court approved on January 6, 2005. The retirement plan was terminated effective January 17, 2005, by agreement between the PBGC and US Airways, Inc. Effective February 1, 2005, the PBGC was appointed trustee for the plan. Mr. Crellin participated in the retirement plan. None of the other named executive officers participated in the retirement plan. Mr. Crellin has two years of credited service under the retirement plan. Assuming retirement effective January 1, 2005 and payment in the form of a single life annuity under the retirement plan, Mr. Crellin would receive payments of $1,896.85 per month through January 31, 2009, reduced to $1,799.48 per month from February 1, 2009 through November 30, 2013, and further reduced to $1,755.22 per month on and after December 1, 2013. If the payment were made in the form of a joint and 50% survivor annuity with Mr. Crellin’s spouse as beneficiary under the retirement plan, Mr. Crellin would receive payments of $1,701.47 per month through January 31, 2009, reduced to $1,614.13 per month from February 1, 2009 through November 30, 2013, and further reduced to $1,574.43 per month on and after December 1, 2013, and upon Mr. Crellin’s death his surviving spouse would receive 50% of the monthly payment amounts for her life. As a result of the termination of the retirement plan, Mr. Crellin’s benefits may be reduced.
      US Airways, Inc. Executive Defined Contribution Plans. Mr. Crellin receives a defined contribution benefit under the US Airways, Inc. Funded Executive Defined Contribution Plan and the US Airways, Inc. Unfunded Executive Defined Contribution Plan, which are referred to as the defined contribution plans. These plans have been assumed in connection with the debtors’ plan of reorganization. Under the defined contribution plans, a contribution is credited to each participant each year, the amount of which is individually determined based upon age, service and projected earnings (including target annual bonus) such that the annual contribution to the defined contribution plans and an assumed 8% investment return will achieve a target annual benefit of 50% of final average earnings (based on total cash compensation) at normal retirement age (age 62) when combined with the executive’s benefits under the tax-qualified retirement plans maintained by US Airways, Inc. The annual contribution to the Funded Executive Defined Contribution Plan may not exceed 64% of the executive’s earnings for the year, and the annual allocation to the Unfunded Executive Defined Contribution Plan may not exceed 16% of the executive’s earnings for the year. Under the defined contribution plans, contributions for disabled executives will continue during the period of disability benefits, and contributions continue for the first twelve months following an executive starting an absence from work due to the birth, adoption or caring for a child after birth or adoption. Furthermore, upon termination of an executive on or after the occurrence of a change in control (as defined in the defined contribution plans), US Airways, Inc. will make an additional contribution or allocation to the defined contribution plans for the year in which the termination of employment occurs, in the amount equal to the allocations that US Airways, Inc. would have had to make during the years for which US Airways, Inc. would be required to continue to provide such benefits under the executive’s employment agreement or severance agreement. Participants in the defined contribution plans do not receive employer contributions under the tax-qualified retirement plans sponsored by US Airways, Inc. (including the 401(k) and money purchase pension plans) or under any other nonqualified defined contribution plans associated with the tax-qualified retirement plans.
      Mr. Crellin receives a benefit based upon three years of credited service for each of the first five years of service (beginning on date of hire), and thereafter two years of credited service for each actual year of service up to a maximum of 30 years of credited service. Contributions and allocations are fully vested. Eighty percent (80%) of the target benefit amount is calculated under the Funded Executive Defined Contribution Plan and reduced to present value based on actuarial assumption under that plan, which amount, less the maximum amount of 401(k) contributions permitted for the year, is contributed to a secular trust on a monthly basis, subject to certain limitations on the total amount that can be contributed on an annual basis. Participants also receive a payment to cover any income tax liabilities incurred in connection with the contributions to the secular trust. The remainder of the target benefit amount is unfunded and is credited to an account with an assumed annual 8% rate of return. Under a letter agreement entered into with Mr. Crellin on October 20, 2004, contributions under the defined contribution plans after October 11, 2004 are subject to a 25% reduction. Distributions from the Funded Executive Defined Contribution Plan will be made to participants upon termination of employment in a single lump sum payment in cash. Distributions from the Unfunded Executive Defined Contribution Plan will be made to participants in a single lump sum payment in cash after the later of termination of employment or attainment of age 62.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      Richard A. Bartlett, who has been nominated by Eastshore Aviation, LLC as a member of our board of directors, is a greater than 10% shareholder of Air Wisconsin Airlines Corporation, the majority owner of Eastshore Aviation. Mr. Bartlett is also a minority owner of Eastshore Aviation. In February 2005, Eastshore Aviation entered into an agreement with US Airways Group to provide $125 million financing commitment to provide equity funding for a plan of reorganization, in the form of a debtor in possession term loan. Under the terms of US Airways Group’s plan of reorganization, Eastshore Aviation received a cash payment in the amount of all accrued interest on the loan, and the principal amount of $125 million was converted into 8,333,333 shares of New US Airways Group common stock at a conversion price of $15.00 per share. In addition, Eastshore Aviation had an option, under certain circumstances, to purchase up to an additional 1,666,667 shares of New US Airways Group common stock, which Eastshore Aviation transferred to Par Investment Partners, L.P. As described in the section entitled “The New Equity Investments,” New US Airways Group will also make an offer to Eastshore Aviation, upon the expiration of the equity investor options, to repurchase shares of common stock held by Eastshore Aviation in an amount equal to one-third of the proceeds received from the exercise of the equity investor options at a purchase price of $15.00 per share. Eastshore Aviation will have the right, but not the obligation, to accept the offer in whole or in part for a period of at least 30 days after receipt of the offer.
      US Airways, Inc. and Air Wisconsin also entered into a regional jet services agreement under which Air Wisconsin may, but is not required to, provide regional jet service under a US Airways Express code share arrangement. On April 8, 2005, Air Wisconsin notified US Airways Group of its intention to deploy 70 regional jets, the maximum number provided for in the agreement, into the US Airways Express network. The amount expected to be paid to Air Wisconsin in 2005 will be approximately $80 million.
      Robert A. Milton, who has been nominated by ACE Aviation Holdings Inc. as a member of our board of directors, is the Chairman, President and Chief Executive Officer of ACE Aviation Holdings. As described in more detail in the section entitled “The New Equity Investments,” ACE Aviation Holdings purchased 5,000,000 shares of New US Airways Group common stock at a purchase price of $15.00 per share, for a total investment of $75 million. ACE Aviation Holdings also has an option, under certain circumstances, to purchase up to an additional 1,000,000 shares of New US Airways Group common stock at a purchase price of $15.00 per share. ACE Aviation Holdings Inc. has agreed to transfer this option to Par Investment Partners, L.P., subject to ACE consummating its $75 million equity investment. In addition, as described in more detail in the section entitled “The New Equity Investments — Commercial Agreements with ACE Aviation Holdings Inc.,” ACE Aviation Holdings or its subsidiaries entered into four separate memoranda of understanding with US Airways Group and America West Holdings relating to definitive commercial agreements to be entered into on market terms.
      Edward L. Shapiro, who has been nominated by Par Investment Partners, L.P., as a member of our board of directors, is a Vice President and partner of PAR Capital Management, the general partner of the general partner of Par Investment Partners, L.P. As described in more detail in the section entitled “The New Equity Investments,” Par Investment Partners purchased 6,768,485 shares of New US Airways Group common stock at a purchase price of $15.00 per share, for a total investment of $100 million. Par Investment Partners also has an option, under certain circumstances, to purchase up to an additional 1,333,333 shares of New US Airways Group common stock at a purchase price of $15.00 per share. As noted above, Par Investment Partners purchased the option of Eastshore Aviation and conditionally purchased the option of ACE Aviation Holdings and therefore may hold additional options to purchase up to an aggregate of 2,666,667 shares of New US Airways Group common stock at a purchase price of $15.00 per share.
      Richard P. Shifter, a member of our board of directors, is a partner of Texas Pacific Group, which was a controlling stockholder of America West Holdings prior to the completion of the merger. An affiliate of Texas Pacific Group received $6.4 million as an advisory fee for providing financial advisory services rendered in connection with the merger and in contribution for and reimbursement for certain expenses incurred by Texas Pacific Group and its affiliates in connection with the merger. In addition, Texas Pacific Group had agreed to reimburse America West Holdings approximately $2.5 million for expenses incurred by America West Holdings in the second half of 2004 on its behalf. The full amount was reimbursed to America West Holdings in 2005.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      New US Airways Group will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America. Although the merger was structured such that America West Holdings became our wholly owned subsidiary at closing, America West Holdings will be treated as the acquiring company for accounting purposes under SFAS No. 141, “Business Combinations” due to the following factors: (1) America West Holdings’ stockholders are expected to own approximately 33% of New US Airways Group common stock outstanding immediately following the merger and this offering as compared to certain unsecured creditors of the debtors who will hold approximately 10% (these percentages reflect certain assumptions concerning the likely exchange of certain convertible debt and the impact of certain securities that are dilutive at the per share purchase price paid by the equity investors); (2) America West Holdings received a larger number of designees to our board of directors; and (3) America West Holdings’ current Chairman and Chief Executive Officer serves as our Chairman and Chief Executive Officer following the merger. The following unaudited pro forma condensed combined balance sheet as of June 30, 2005 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 and six months ended June 30, 2005 are based on the historical consolidated financial statements of US Airways Group and on the historical consolidated financial statements of America West Holdings, included in US Airways Group’s and America West Holdings’ respective Annual Reports on Form 10-K for the year ended December 31, 2004 and their Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2005, all of which are attached as annexes to this prospectus, giving effect to the merger and other transactions that were effective upon completion of the merger.
      The unaudited pro forma condensed combined statements of operations give effect to the merger as if it had occurred on January 1, 2004 and the unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on June 30, 2005. The two major categories of adjustments reflected in the pro forma condensed combined financial statements are “Purchase Accounting Adjustments” and “Other Adjustments.”
Purchase Accounting Adjustments
      Purchase accounting adjustments include adjustments necessary to (1) allocate the purchase price to the tangible and intangible assets and liabilities of US Airways Group based on their fair values; (2) reflect the expected disposition of prepetition liabilities upon US Airways Group’s emergence from bankruptcy; (3) reflect the changes in deferred taxes; and (4) conform the accounting policies of US Airways Group and America West Holdings. A detailed description of each of these purchase accounting adjustments follows:
      Fair Market Value Adjustments — The pro forma financial statements reflect the purchase price allocation based on a preliminary assessment of fair market values and lives assigned to the assets, liabilities and leases being acquired. Fair market values in the pro forma financial statements were determined based on preliminary consultation with independent valuation consultants, industry trends and by reference to market rates and transactions. After the closing of the merger, we, with the assistance of valuation consultants, will complete our evaluation of the fair value and the lives of the assets, liabilities and leases acquired. Fair market value adjustments reflected in the pro forma financial statements may be subject to significant revisions and adjustments pending finalization of those valuation studies. Significant assets and liabilities adjusted to fair market value which are subject to finalization of valuation studies include expendable spare parts and supplies, property and equipment, airport take-off and landing slots (included in other intangibles in the pro forma balance sheet), aircraft leases, deferred revenue and continuing debt obligations of New US Airways Group.
      US Airways Group’s Bankruptcy — In connection with US Airways Group’s emergence from bankruptcy, the plan of reorganization provides for the disposition of prepetition liabilities classified as “Liabilities Subject to Compromise” on US Airways Group’s historical balance sheet. A portion of these liabilities classified as subject to compromise were restructured and continue to be our liabilities after the merger and a portion were discharged with creditors only entitled to receive such distributions of cash and our common stock as provided under the plan of reorganization. The pro forma accounting adjustments reflect a preliminary determination of liabilities expected to continue, which have been reclassified on the pro forma balance sheet, and those expected to be discharged which have been eliminated from the pro forma balance sheet. The ultimate resolution of certain of the claims asserted against US Airways Group in the Chapter 11 cases will be subject to negotiations and bankruptcy court procedures that will occur after the date of this prospectus. Therefore the final determination of liabilities continuing or being discharged upon emergence from bankruptcy may result in significant further revisions and adjustments. Persons holding equity in US Airways Group prior to emergence are not entitled to any distribution and their stock has been cancelled. Reorganization costs associated with the bankruptcy included in the US Airways Group historical financial statements have also been eliminated from the pro forma financial statements.
      Purchase Price Allocation — The value of the merger consideration was determined based on America West Holdings’ traded market price per share due to US Airways Group operating under bankruptcy protection. The outstanding shares of America West Holdings at June 30, 2005 were valued at $4.82 per share, resulting in a value assigned to the shares of $175 million. The $4.82 per share value is based on the five-day average share price of America West Holdings with May 19, 2005, the merger announcement date, as the midpoint. The outstanding shares of America West Holdings Class A and Class B common stock were converted to our common stock at a conversion rate of 0.5362 and 0.4125, respectively. Certain unsecured creditors of US Airways Group will be issued approximately 8.2 million shares of our common stock in settlement of their claims. The fair value of that common stock valued at an equivalent price based on the $4.82 value of the America West Holdings stock is $96 million. America West Holdings expects to incur direct acquisition costs in connection with the merger of approximately $19 million. The following table summarizes the estimated purchase price (dollars in millions):

Fair value of common shares issued to US Airways Group’s unsecured creditors	$96
Estimated merger costs	19

Total purchase price	$115

      The following table summarizes the pro forma net assets acquired and liabilities assumed in connection with the merger and the preliminary allocation of the purchase price (dollars in millions):

Current assets	$1,424
Property plant and equipment, net	2,765
Other assets	1,366
Goodwill	535
Liabilities assumed	(5,975)

Total purchase price	$115

      Income Taxes — The pro forma balance sheet reflects a pro forma adjustment to record a deferred tax liability for US Airways Group, primarily due to the significant discharge of prepetition liabilities in connection with the emergence of US Airways Group from bankruptcy. Upon completion of the merger, America West Holdings will evaluate whether there is any reduction necessary of its deferred tax asset valuation allowance. Any such reduction in the valuation allowance would be recorded as a decrease to goodwill. Due to the change in ownership upon completion of the merger, the annual usage of any attributes that were generated prior to the merger may be substantially limited.
      Conforming Accounting Policies — The pro forma financial statements reflect the following adjustments to conform the accounting policies of US Airways Group with those of America West Holdings.

•	Share-based compensation — US Airways Group is conforming its policy of accounting for share-based compensation under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123, to America West Holdings’ policy of accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25.

•	Passenger Transportation Revenues — US Airways Group is conforming its passenger revenue recognition policy to America West Holdings’ policy, which estimates and records at the time of sale a portion of passenger ticket revenue for those tickets expected to expire unused and defers costs such as credit card fees and computer reservation system fees until the related revenue is recognized.
      Change in Accounting Policy — The pro forma balance sheet reflects the following adjustment to conform the accounting policies of America West Holdings with that of US Airways Group, the effect of which will be treated as a cumulative effect of a change in accounting principle upon the completion of the merger.

•	Aircraft Maintenance and Repairs — US Airways Group charges maintenance and repair costs for owned and leased flight equipment to operating expense as incurred. America West Holdings records the cost of major scheduled airframe, engine and certain component overhauls as capitalized assets that are subsequently amortized over the periods benefited (deferral method). Upon the completion of the merger, America West Holdings will change its accounting policy from the deferral method to the expense as incurred method. While the deferral method is permitted under accounting principles generally accepted in the United States of America, America West Holdings believes that the expense as incurred method is preferable and the predominant method used in the airline industry.
      The historical financial statements of US Airways Group reflect other reclassifications of certain balances to conform with America West Holdings’ financial statement presentation. Additionally, the 2004 historical statement of operations for America West Holdings does not reflect reclassifications made by America West Holdings in its first and second quarter 2005 financial statements as filed in its Form 10-Q.
Other Adjustments
      Critical to US Airways Group’s emergence from bankruptcy and its merger with America West Holdings is additional financing and liquidity to fund operations. Several material agreements have been entered into that became effective either before, at or immediately following completion of the merger. The unaudited pro forma condensed combined statements of operations give effect to these material agreements as if they occurred on January 1, 2004 and the unaudited pro forma condensed combined balance sheet gives effect to the material agreements as if they occurred on June 30, 2005.
      The New Equity Investments — The new equity investors, ACE Aviation Holdings Inc., Par Investment Partners L.P., Peninsula Investment Partners L.P., Tudor Proprietary Trading, L.L.C. and a group of investors for which Tudor Investment Corp. acts as investment adviser, and certain investors advised by Wellington Management Co. LLP, invested $440 million in consideration for the issuance of 28,132,112 shares of New US Airways Group common stock. Eastshore Aviation, LLC converted the outstanding principal amount of its junior debtor in possession financing, or the DIP facility, into approximately 8,333,333 shares of New US Airways Group common stock. As of June 30, 2005, US Airways Group had drawn $100 million under the DIP facility. The final $25 million was drawn on August 17, 2005. The pro forma adjustments reflect the $565 million of new equity. See also the section entitled “The New Equity Investments.”
      GE Merger MOU — US Airways Group and America West Holdings reached a comprehensive agreement with General Electric Capital Corporation, or GECC, and its affiliates as described in the Master Merger Memorandum of Understanding, which we refer to as the GE Merger MOU. The key aspects of the GE Merger MOU are as follows (See the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”):

•	The GE Merger MOU provides for continued use by US Airways Group of certain leased Airbus, Boeing and regional jet aircraft, the modification of monthly lease rates, and the return to GECC of certain other leased Airbus and Boeing aircraft. The pro forma adjustments reflect the modification of monthly lease rates.

•	GECC provided a bridge facility of approximately $56 million for use by the US Airways Group during the pendency of the Chapter 11 proceedings. US Airways, Inc. will pay an affiliate of GE $125 million in cash by September 30, 2005 in exchange for retirement of the bridge facility, forgiveness and release of US Airways, Inc. from certain prepetition obligations, deferral of certain payment obligations, and amendments to future maintenance agreements. The payment is expected to be funded through the issuance of $125 million of convertible notes in a separate private offering to qualified institutional buyers. The pro forma statements of operations reflect interest expense related to the expected issuance of convertible notes. There can be no assurance that the convertible notes will be issued and, if issued, that they will result in $125 million in proceeds. The pro forma adjustments reflect the forgiveness of certain prepetition obligations.

•	In June 2005, GECC purchased and immediately leased back to US Airways Group: (a) the assets securing the 2001 GE credit facility and the 2003 GE liquidity facility, and other GE obligations, consisting of 11 Airbus aircraft and 28 spare engines and engine stands, and (b) ten regional jet aircraft currently debt financed by GECC. The proceeds from the sale leaseback transaction of approximately $633 million were used to pay down balances due GE by US Airways Group under the 2003 GE liquidity facility in full, the GECC mortgage-debt financed CRJ aircraft in full, and a portion of the 2001 GE credit facility. The 2001 GE credit facility was amended to allow certain additional borrowings, which resulted in a total principal balance outstanding thereunder of approximately $28 million. The pro forma adjustments reflect the impact of the sale-leaseback transaction as if it occurred on January 1, 2004 and the additional $21 million of borrowings under the GE credit facility that occurred in July 2005.
      Airbus MOU — In connection with the merger, a Memorandum of Understanding was executed between ASVA S.A.R.L., an affiliate of Airbus Industrie, which we refer to as Airbus, US Airways Group, US Airways, Inc. and America West Airlines, Inc. which we refer to as the Airbus MOU. The key aspects of the Airbus MOU are as follows (see also the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”):

•	Airbus provided a $250 million financing commitment, of which $153 million is available to be drawn upon completion of the merger and used for general corporate purposes.

•	Airbus has rescheduled US Airways Group’s A320-family and A330-200 delivery commitments and has agreed to provide backstop financing for a substantial number of aircraft, subject to certain terms and conditions, on an order of 20 A350 aircraft. US Airways Group’s A320-family aircraft are now scheduled for delivery in 2009 and 2010. US Airways Group’s A330-200 aircraft are scheduled for delivery in 2009 and 2010 and A350 aircraft deliveries are currently scheduled to occur beginning in 2011. The Airbus MOU also eliminates cancellation penalties on US Airways Group’s orders for the ten A330-200 aircraft, provided that New US Airways Group has met certain predelivery payment obligations under the A350 order. In connection with the restructuring of aircraft firm orders, US Airways Group and America West Holdings will be required to pay an aggregate non-refundable restructuring fee which will be paid by means of set-off against existing equipment purchase deposits of US Airways Group and America West Holdings, Inc. held by Airbus. The US Airways Group restructuring fee is recorded as a reduction in the assets acquired by America West Holdings in purchase accounting. The America West Holdings restructuring fee will be recorded as a charge at the time of the merger, but has been excluded from the pro forma statement of operations as it is a non-recurring item directly related to the merger.
      The pro forma adjustments reflect the initial draw of $153 million immediately available upon closing of the merger, the issuance of certain services credits and the elimination of existing equipment purchase deposits used to satisfy the restructuring fee. The pro forma adjustments also reflect an adjustment to reverse a $33 million accrued aircraft order cancellation penalty previously established by US Airways Group in connection with its pre-merger intention not to take delivery of the A330-200 aircraft scheduled for future delivery.
      Restructuring of the ATSB Loan Guarantees — US Airways Group and America West Holdings each had loans outstanding guaranteed under the Air Transportation Safety and System Stabilization Act by the ATSB. As of June 30, 2005, the amounts outstanding under these loans for US Airways Group and America West Holdings were approximately $708 million and $300 million, respectively. US Airways Group reached agreement with the ATSB concerning an interim extension to the ATSB cash collateral agreement. The interim agreement was extended to the earlier of the effective date of the debtors’ plan of reorganization or October 25, 2005 and required US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance which decreased periodically during the term of the extension from $325 million to $200 million. On July 22, 2005, US Airways Group and America West Holdings announced that the ATSB approved the proposed merger. Under the negotiated new loan terms, the US Airways, Inc. ATSB loan will be guaranteed by New US Airways Group (including all domestic subsidiaries, with certain limited exceptions) and will be secured by substantially all of the present and future assets of New US Airways Group not otherwise encumbered, other than certain specified assets, including assets which are subject to other financing agreements. The America West Airlines, Inc. ATSB loan will also be guaranteed by New US Airways Group (including all domestic subsidiaries, with certain limited exceptions) and will be secured by a second lien in the same collateral. The loans will continue to have separate repayment schedules and interest rates; however, the loans are subject to similar repayments and mandatory amortization in the event of additional debt issuances, with certain limited exceptions.
      US Airways, Inc. must pay down the loan principal on the US Airways, Inc. ATSB loan in an amount equal to the greater of (i) the first $125 million of proceeds from specified asset sales identified in connection with its Chapter 11 proceedings, whether completed before or after emergence and (ii) 60% of net proceeds from designated asset sales, provided that any such asset sales proceeds up to $275 million are to be applied in order of maturity, and any such asset sales proceeds in excess of $275 million are to be applied pro rata across all maturities in accordance with the loan’s early amortization provisions. The prior US Airways, Inc. ATSB loan agreement required repayment of 100% of all proceeds from any such asset sales. The guarantee fee on Tranche A of the US Airways, Inc. ATSB loan will be increased to 6.0%, from a current rate of 4.2% (before penalty interest assessed as a result of the current Chapter 11 proceedings). The interest rate on Tranche A will not change. The interest rate on Tranche B will be increased to the greater of the Tranche A interest rate plus 6.0% and LIBOR plus 6.0% from a current rate of LIBOR Plus 4.0% (before penalty interest). The negotiated terms also reschedule amortization payments for US Airways, Inc. with semi-annual payments beginning on September 30, 2007, assuming repayment of proceeds from asset sales of $150 million, and continuing through September 30, 2010. The US Airways, Inc. ATSB loan’s prior final amortization was in October 2009.
      The outstanding principal amount on the America West Airlines, Inc. ATSB loan is $300 million. The guarantee fee on the America West Airlines, Inc. ATSB loan will be 8.0% with annual increases of 5 basis points. The interest rate and scheduled amortization will not change. Voluntary prepayment of the America West Airlines, Inc. ATSB loan will require a premium in certain instances.
      The terms of both amended and restated loans require New US Airways Group to meet certain financial covenants, including minimum cash requirements and required minimum ratios of earnings before interest, taxes, depreciation, amortization and aircraft rent to fixed charges. The pro forma adjustments reflect the impact of the change in guarantee fee and interest rate as well as the balance sheet reclassification from short-term to long-term debt based on the new loan amortization schedule in place upon completion of the merger. The pro forma financial statements do not reflect any potential pay downs of the loan principal that would be required upon completion of any contemplated asset sales.
      Restructuring of Affinity Credit Card Partner Agreement — In connection with the merger, America West Airlines, Inc., US Airways Group and Juniper Bank, a subsidiary of Barclays PLC, or Juniper, entered into an agreement on August 8, 2005, which we refer to as the amended credit card agreement, amending America West Airlines, Inc.’s co-branded credit card agreement with Juniper, dated January 25, 2005, which we refer to as the original credit card agreement, and assigning the original credit card agreement to

US Airways Group. Pursuant to the amended credit card agreement, Juniper will offer and market an airline mileage award credit card program to the general public to participate in New US Airways Group’s Dividend Miles program through the use of a co-branded credit card.
      US Airways Group’s credit card program is currently administered by Bank of America, N.A. (USA), or Bank of America, and will terminate approximately two years and three months after the effective date of the merger. During that period both Juniper and Bank of America will run credit card programs for New US Airways Group.
      The amended credit card agreement took effect at the effective time of the merger and the credit card services provided by Juniper under the amended credit card agreement are expected to commence on January 1, 2006, or, if later, the date on which Juniper commences marketing to the general public, and continue until the expiration date, which is the later of December 31, 2012 or seven years from the date on which Juniper commences marketing to the general public.
      Under the amended credit card agreement, Juniper will pay to New US Airways Group fees for each mile awarded to each credit card account administered by Juniper, subject to certain exceptions. Juniper will also pay to New US Airways Group a one-time bonus payment of $130 million, following the effectiveness of the merger, subject to certain conditions including:

•	funding of $500 million in new equity investments in New US Airways Group;

•	completion of $250 million of exit financing from Airbus, of which approximately $153 million will be funded at the effective time of the merger;

•	commencement of the unwinding of the US Airways Group’s tax trust in the amount of approximately $170 million;

•	completion of the merger;

•	Juniper’s having the sole right to issue credit cards branded with New US Airways Group logos for the term of the agreement, except during an initial period during which Bank of America will have the right to market co-branded credit cards bearing New US Airways Group logos;

•	New US Airways Group’s having $1.1 billion in unrestricted cash, cash equivalents and short term investments, inclusive of the funds to be realized pursuant to the Airbus exit financing and the unwinding of the US Airways Group tax trust described above but exclusive of any payments by Juniper under the amended credit card agreement; and

•	the absence of a material adverse change in the business, financial or other condition of America West Airlines, Inc., US Airways Group or New US Airways Group, or their respective consolidated subsidiaries, taken as a whole.
Juniper will pay an annual bonus of $5 million to New US Airways Group, subject to certain exceptions, for each year after Juniper becomes the exclusive issuer of the co-branded credit card.
      In addition, following the effective time of the merger, Juniper will pre-purchase miles from New US Airways Group for an aggregate of $325 million, subject to the same conditions as apply to the $130 million bonus payment described above. To the extent that these miles are not used by Juniper in connection with the co-branded credit card program, New US Airways Group will repurchase these miles in 12 equal quarterly installments beginning on the fifth year prior to the expiration date until paid in full. New US Airways Group will make monthly interest payments at LIBOR plus 4.75% to Juniper, beginning on the first day of the month following the effective date of the merger, based on the amount of pre-purchased miles that have not been used by Juniper in connection with the co-branded credit card program and have not been repurchased by New US Airways Group. New US Airways Group will be required to repurchase pre-purchased miles under certain reductions in the collateral held under the credit card processing agreement with JPMorgan Chase Bank, N.A.

      Juniper may, at its option, terminate the amended credit card agreement, make payments to New US Airways Group under the amended credit card agreement in the form of pre-purchased miles rather than cash, or commence the repurchase of the pre-purchased miles before the fifth year prior to the expiration date in the event that New US Airways Group breaches its obligations under the amended credit card agreement, or upon the occurrence of certain events.
      The pro forma adjustments reflect the cash to be received of $455 million for the signing bonus and pre-purchase of miles and the impact of recognizing the revenue from the signing bonus over the life of the agreement.
      Restructuring of Credit Card Processing Agreement — In connection with the merger, America West Airlines, Inc., JPMorgan Chase Bank, N.A., successor-in-interest to JPMorgan Chase Bank, and Chase Merchant Services, L.L.C., entered into the First Amendment to the Merchant Services Bankcard Agreement on August 8, 2005, which we refer to as the amended card processing agreement, amending the Merchant Services Bankcard Agreement between America West Airlines, Inc., JPMorgan Chase Bank and Chase Merchant Services L.L.C., dated April 16, 2003, which we refer to as the original card processing agreement, and assigning the original card processing agreement to America West Airlines, Inc. after the merger. Pursuant to the amended card processing agreement, JPMorgan Chase and Chase Merchant Services, which we refer to together as Chase, will perform authorization, processing and settlement services for sales on Visa and Mastercard for America West Airlines, Inc. and US Airways, Inc. following the merger. The original card processing agreement is guaranteed by America West Holdings and US Airways Group executed a guaranty of the amended card processing agreement on the effective date of the merger.
      US Airways, Inc.’s credit card processing is currently administered by Bank of America, N.A. (USA) and such processing services are expected to be transferred to Chase as soon as possible, but not later than 120 days, after the merger. US Airways, Inc. will become a party to the processing agreement at the time that Chase begins processing for US Airways, Inc.
      The amended card processing agreement took effect at the effective time of the merger and continues until the expiration of the initial term, which is three years from the date the amended card processing agreement takes effect. Upon expiration of the initial term, the amended card processing agreement will automatically renew for successive one-year periods pursuant to the terms of the agreement.
      Under the amended card processing agreement, America West Airlines, Inc. will pay to Chase fees in connection with card processing services such as sales authorization, settlement services and customer service. America West Airlines, Inc. and US Airways, Inc. will also be required to maintain a reserve account to secure Chase’s exposure to outstanding air traffic liability.
      The pro forma adjustments include a reclassification of $201 million of cash to restricted cash.
Items Excluded From the Pro Forma Financial Statements
      The Offering — The pro forma financial statements do not reflect the sale of 8,500,000 shares of new US Airways Group common stock at an assumed public offering price of $17.65 per share, for proceeds totaling $150 million, or up to $172.5 million if the underwriters’ overallotment option is exercised in full, excluding the underwriters’ discount. The underwriters may purchase from New US Airways Group up to an additional 1,275,000 shares at the public offering price, less the underwriters’ discount, within 30 days of the date of this prospectus to cover overallotments. The pro forma financial statements do not include any adjustments for the possible issuance and sale of these shares.
      The New Convertible Notes — New US Airways Group may issue to qualified institutional buyers, in a separate private offering, convertible notes in an aggregate principal amount of up to $125 million, excluding any possible exercise of the overallotment option by the initial purchaser. There can be no assurance that the convertible notes will be issued and, if issued, that they will result in $125 million of proceeds.

      Integration Activities — The pro forma financial statements do not include any adjustments for liabilities that may result from integration activities, as management is in the process of making these assessments, and estimates of these costs are currently unknown. However, significant liabilities ultimately may be recorded for US Airways Group employee severance and/or relocation costs of vacating some US Airways Group facilities, and costs associated with other exit activities. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. In addition, significant restructuring charges may be incurred upon completion of the merger or in subsequent quarters for severance or relocation costs related to America West Holdings employees, costs of vacating some facilities of America West Holdings or other costs associated with exit activities of America West Holdings. Any such restructuring charges would be recorded as an expense in the combined statement of operations in the period in which they were incurred.
      Conversion of America West Holdings’ Convertible Debt — In July and August of 2003, America West Airlines, Inc. completed a private placement of approximately $87 million issue price of 7.25% Senior Exchangeable Notes due 2023. The notes bear cash interest until July 30, 2008. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount daily at a rate of 7.25% per year until maturity. Each note was issued at a price of $343.61 and is exchangeable for class B common stock of America West Holdings at an exchange ratio of 32.038 shares per $1,000 principal amount at maturity of the notes (subject to adjustment in certain circumstances). This represents an equivalent conversion price of approximately $10.73 per share. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be approximately $253 million. The notes are unconditionally guaranteed on a senior unsecured basis by America West Holdings.
      As a result of the merger, the holders of the notes will have the option to require America West Airlines, Inc. to purchase the notes. Conversely, America West Airlines, Inc. has the option to redeem the notes in either cash or shares of America West Holdings Class B common stock, which then would be converted into New US Airways Group common stock in connection with the merger. If it elects to pay in shares, the number of shares to be issued will be equal to the change of control purchase price divided by 95% of the market price of the America West Holdings Class B common stock at or around the time of the merger.
      The right to convert the notes is at the sole discretion of the holders of the notes. As it is not currently known if the notes will be converted, the pro forma financial statements do not assume conversion. If all of the noteholders elect to require America West Airlines, Inc. to repurchase the notes and if America West Holdings elects to use its common stock to satisfy the repurchase obligation, approximately 5.6 million shares of New US Airways Group common stock would be issued.
      Options to Equity Investors — Each of the equity investors has been granted an option to purchase additional shares of New US Airways Group common stock at $15.00 per share. The right to exercise the options is at the discretion of each investor; therefore, the pro forma financial statements do not reflect the exercise of these options. If all the investors elected to exercise their options to purchase additional shares in full, 7,533,334 shares of New US Airways Group common stock would be issued and approximately $113 million would be raised. In addition, New US Airways Group will make an additional offer to Eastshore, in an amount equal to one-third of the proceeds received from exercise of the options, to repurchase shares of common stock held by Eastshore at a purchase price of $15.00 per share, and Eastshore will have the right, but not the obligation, to accept that offer to repurchase in whole or in part.
      Synergies — America West Holdings and US Airways Group anticipate the combination of America West Holdings and US Airways Group will result in significant annual revenue, operating and cost synergies that would be unachievable without completing the merger. We cannot assure you that we will be able to achieve these revenue, operating and cost synergies and the synergies have not been reflected in the pro forma financial statements. See also the section entitled “New US Airways Group” for further discussion of anticipated synergies.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
JUNE 30, 2005
(dollars in millions)

	US Airways	America West	Purchase
	Group	Holdings	Accounting		Other		Pro Forma
	Historical	Historical	Adjustments		Adjustments		Combined

Current assets
Cash, cash equivalents and short-term investments	$557	$322	$—		$893	(a)	$1,772
Restricted cash	133	—	—		—		133
Accounts receivable, net	311	123	—		—		434
Expendable spare parts and supplies, net	176	51	(50	) (b)	—		177
Prepaid expenses and other	169	198	(5	) (c)	1	(d)	363

Total current assets	1,346	694	(55)		894		2,879

Property and equipment
Flight equipment	2,743	931	(630	) (e)	(8	) (f)	3,036
Other property and equipment	366	299	(122	) (g)	—		543
Equipment purchase deposits	72	74	—		(89	) (h)	57

	3,181	1,304	(752)		(97)		3,636
Less accumulated depreciation and amortization	374	620	(519	) (i)	—		475

Net property and equipment	2,807	684	(233)		(97)		3,161

Other assets
Goodwill	2,490	—	(1,955	) (j)	—		535
Restricted cash	660	92	—		201	(a)	953
Other intangibles, net	517	—	70	(k)	—		587
Other assets, net	82	135	(8	) (l)	—		209

Total other assets	3,749	227	(1,893)		201		2,284

Total assets	$7,902	$1,605	$(2,181)		$998		$8,324

Current liabilities
Current maturities of long-term debt and capital leases	$857	$119	$118	(m)	$(738	) (m)	$356
Accounts payable	438	189	122	(n)	—		749
Air traffic liability	1,065	266	(164	) (o)	—		1,167
Accrued compensation and vacation benefits	176	47	—		—		223
Other accrued liabilities	393	152	202	(p)	—	(q)	747

Total current liabilities	2,929	773	278		(738)		3,242

Non current liabilities and deferred credits
Long-term debt and capital leases, less current maturities	76	592	1,617	(m)	882	(m)	3,167
Deferred credits and other obligations	163	155	182	(r)	(106	) (s)	394
Obligations for prepurchased miles	—	—	—		325	(t)	325
Employee benefit liabilities and other	245	—	492	(u)	—		737

Total non-current liabilities and deferred credits	484	747	2,291		1,101		4,623

Liabilities subject to compromise	5,150	—	(5,150	) (v)	—		—
Commitments and contingencies
Stockholders’ equity
Preferred stock	—	—	—		—		—
Common stock	—	—	—		1	(w)	1
Common stock, Class A	51	—	(51	) (x)	—		—
Common stock, Class B	5	1	(6	) (w)	—		—
Additional paid-in capital	410	633	(621	) (y)	564	(z)	986
Accumulated deficit	(1,128)	(241)	771	(aa)	70	(aa)	(528)
Treasury stock, Series B Common stock	(3)	(308)	311	(ab)	—		—
Deferred compensation	(7)	—	7	(ac)	—		—
Accumulated other comprehensive income	11	—	(11	) (ad)	—		—

Total stockholders’ equity	(661)	85	400		635		459

Total liabilities and stockholders’ equity	$7,902	$1,605	$(2,181)		$998		$8,324

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(a)	To reflect increases in cash, cash equivalents and short-term investments as described in the table below (dollars in millions):

Cash received from new equity investors	$465
Cash received from an affinity credit card partner	455
Initial draw on Airbus loan available at closing	153
Cash draws from GECC facilities available prior to closing	21
Reclass to restricted cash related to new credit card processing agreement	(201)

Total increase in cash, cash equivalents and short-term investments	$893

(b)	Fair market value adjustment of US Airways Group’s expendable spare parts and supplies in purchase accounting.

(c)	Adjustment to reflect a $2 million decrease in prepaid commissions related to conforming to America West Holdings’ (the accounting acquirer’s) accounting policy for revenue recognition related to tickets that expire unused and a $3 million decrease in prepaid expenses for America West Holdings merger fees.

(d)	Adjustment to record the services credit to be received in connection with restructure of Airbus purchase agreements.

(e)	Adjustment to reflect the change in America West Holdings’ method of accounting for aircraft maintenance and repairs of $374 million and the fair market value adjustment of US Airways Group flight equipment and elimination of accumulated depreciation, in purchase accounting of $256 million.

(f)	Adjustment to reflect the elimination of capitalized interest related to Airbus predelivery deposits of $8 million.

(g)	Elimination of US Airways Group accumulated depreciation in purchase accounting.

(h)	Adjustment to reflect the use of Airbus equipment purchase deposits to satisfy restructuring fees in connection with the amended Airbus purchase agreements.

(i)	Elimination of US Airways Group accumulated depreciation and amortization in purchase accounting of $374 million and adjustment to reflect the elimination of accumulated depreciation and amortization related to the change in America West Holdings’ method of accounting for aircraft maintenance and repairs of $145 million.

(j)	Adjustment to reflect elimination of prior US Airways Group goodwill of $2.5 billion and the establishment of goodwill as part of purchase accounting of $535 million.

(k)	Purchase accounting adjustment to reflect US Airways Group take-off and landing slots at fair market value.

(l)	Adjustment to eliminate debt issuance costs in purchase accounting.

(m)	Adjustments to reflect changes in debt as summarized in the table below.

	Short-term	Long-term

	(dollars in millions)
Purchase accounting adjustments:
Prepetition debt previously classified as subject to compromise assumed to be a continuing obligation upon emergence from bankruptcy	$118	$1,607
Issuance of note to the PBGC to settle US Airways, Inc. claims	—	10

Total purchase accounting adjustments	$118	$1,617

Other adjustments:
Reclassification of US Airways Group ATSB loan	$(708)	$708
Exchange of Eastshore debtor in possession financing for equity	(100)	—
Initial draw on Airbus loan available at closing	—	153
Debt restructured under the GE Merger MOU	70	21

Total other adjustments	$(738)	$882

(n)	Adjustment to reflect an estimated $102 million of prepetition accounts payable previously classified as subject to compromise assumed to be a continuing obligation upon emergence from bankruptcy and the accrual of merger related expenses of $20 million.

(o)	Adjustment to conform to America West Holdings’ (the accounting acquirer’s) accounting policy for revenue recognition related to tickets that are expected to expire unused and fair value adjustment for US Airways Group deferred revenue.

(p)	Reclassification of prepetition obligations previously classified as subject to compromise assumed to be continuing obligations upon emergence from bankruptcy.

(q)	Addition of $11 million in liabilities related to the new affinity credit card partner agreement offset by adjustment to reflect the reduction of accrued interest and maintenance contract accruals related to the GECC debt restructuring of $11 million.

(r)	Adjustments for deferred income taxes related to purchase accounting.

(s)	Reduction of other non-current liabilities related to restructuring of GE deferred maintenance payment obligations of $70 million, the elimination of Airbus penalties of $33 million and the elimination of the $122 million deferred gain on the GE sale-leaseback transaction, offset by the deferral of $119 million in liabilities related to the new affinity credit card partner agreement.

(t)	Addition of $325 million in liabilities related to the new affinity credit card partner agreement.

(u)	Reclassification of prepetition obligations previously classified as subject to compromise assumed to be continuing obligations upon emergence from bankruptcy.

(v)	Adjustment to reflect the elimination of liabilities subject to compromise upon emergence from bankruptcy.

(w)	Adjustment to (1) eliminate US Airways Group common stock; (2) convert America West Holdings’ Class B common stock to New US Airways Group common stock; and (3) issue New US Airways Group common stock as part of purchase accounting.

(x)	Adjustment to reflect the elimination of Class A common stock as part of purchase accounting.

(y)	Change in additional paid-in capital as summarized below (dollars in millions):

Elimination of America West Holdings treasury stock	$(307)
Elimination of existing additional paid-in capital for US Airways Group	(410)
Value of additional common stock issued to US Airways Group unsecured creditors	96

Total	$(621)

(z)	Change in additional paid-in capital reflects value contributed by new equity investors including the exchange of Eastshore debtor in possession financing to equity.

(aa)	Adjustment to reflect the elimination of US Airways Group accumulated deficit and the impact of other purchase accounting and merger related adjustments.

(ab)	Adjustment to reflect the elimination of both US Airways Group and America West Holdings’ treasury stock.

(ac)	Adjustment to reflect the elimination of deferred compensation related to cancelled US Airways Group restricted stock.

(ad)	Adjustment to reflect the elimination of US Airways Group accumulated other comprehensive income as part of purchase accounting.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(in millions, except share and per share amounts)

	US Airways	America West	Purchase
	Group	Holdings	Accounting		Other		Pro Forma
	Historical	Historical	Adjustments		Adjustments		Combined

Operating revenues:
Passenger	$3,214	$1,463	$—		$—		$4,677
Cargo	46	17	—		—		63
Other	313	76	—		11	(a)	400

Total operating revenues	3,573	1,556	—		11		5,140

Operating expenses:
Salaries and related costs	879	349	—		—		1,228
Aircraft rent	231	158	4	(b)	21	(c)	414
Other rent and landing fees	254	87	—		—		341
Aircraft fuel	824	343	—		—		1,167
Realized and unrealized gains on fuel hedging instruments, net	(11)	(69)	—		—		(80)
Agency commissions	42	12	—		—		54
Aircraft maintenance materials and repairs	197	97	25	(d)	—		319
Depreciation and amortization	118	23	(3	) (e)	(10	) (f)	128
Special charges, net	—	1	—		—		1
Express capacity purchases	430	247	—		—		677
Other	768	228	(4	) (g)	—		992

Total operating expenses	3,732	1,476	22		11		5,241

Operating income (loss)	(159)	80	(22)		—		(101)

Nonoperating income (expenses):
Interest income	9	4	—		—		13
Interest expense, net	(159)	(39)	5	(h)	13	(i)	(180)
Reorganization items, net	(28)	—	28	(j)	—		—
Other, net	(8)	2	—		—		(6)

Total nonoperating income (expenses), net	(186)	(33)	33		13		(173)

Income (loss) before income taxes	(345)	47	11		13		(274)

Income tax benefit	2	—	—		—		2

Net income (loss)	$(343)	$47	$11		$13		$(272)

Earnings (loss) per share:
Basic	$(6.26)	$1.32					$(4.56	)(k)

Diluted	$(6.26)	$0.92					$(4.56	)(k)

Shares used for computation (in thousands):
Basic	54,862	36,015					59,654

Diluted	54,862	62,551					59,654

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
For the six months ended June 30, 2005:

(a)	Reflects the amortization of the signing bonus related to the new affinity credit card agreement over the life of the agreement.

(b)	Reflects increase in aircraft rent expense related to the fair market value adjustments in purchase accounting related to aircraft leases.

(c)	Reflects increased aircraft rent expense related to the GECC aircraft sale-leaseback transaction and lease rate restructuring.

(d)	Reflects America West Holdings’ change in accounting method for aircraft maintenance and repairs.

(e)	Reflects change in depreciation related to fair market value adjustments in purchase accounting related to flight equipment.

(f)	Reflects reduction of depreciation expense related to the GECC aircraft sales leaseback transaction.

(g)	Adjustment to conform to America West Holdings’ accounting policy to defer costs related to unused tickets until the revenue is recognized.

(h)	Reflects decrease in interest expense related to purchase accounting fair market value adjustments related to debt.

(i)	Change in interest expense as summarized below (dollars in millions):

Restructuring of GECC obligations	$18
Restructuring of the ATSB loan	8
Conversion of debtor in possession financing to equity upon the merger	2
New affinity credit card partner agreement	(10)
New Airbus debt obligation assumed to be drawn down upon closing of the merger	(5)

$13

(j)	Reflects the elimination of reorganization costs.

(k)	Basic earnings (loss) per common share gives effect to the number of shares expected to be outstanding as a result of the merger. As a result of the pro forma net loss, no effect has been given to potentially dilutive securities.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(in millions, except share and per share amounts)

	US Airways	America West	Purchase
	Group	Holdings	Accounting		Other		Pro Forma
	Historical	Historical	Adjustments		Adjustments		Combined

Operating revenues:
Passenger	$6,345	$2,197	$—		$—		$8,542
Cargo	132	28	—		—		160
Other	640	114	—		21	(a)	775

Total operating revenues	7,117	2,339	—		21		9,477

Operating expenses:
Salaries and related costs	2,439	656	(5	) (b)	—		3,090
Aircraft rent	449	304	8	(c)	52	(d)	813
Other rent and landing fees	419	168	—		—		587
Aircraft fuel	1,099	557	—		—		1,656
Agency commissions	100	25	—		—		125
Aircraft maintenance materials and repairs	361	206	54	(e)	—		621
Depreciation and amortization	248	54	(6	) (f)	(17	) (g)	279
Special credits, net	—	(15)	—		—		(15)
Express capacity purchases	801	—	—		—		801
Other	1,579	428	(7	) (h)	—		2,000

Total operating expenses	7,495	2,383	44		35		9,957

Operating loss	(378)	(44)	(44)		(14)		(480)

Nonoperating income (expenses):
Interest income	12	8	—		—		20
Interest expense, net	(242)	(80)	8	(i)	(9	) (j)	(323)
Reorganization items, net	(35)	—	35	(k)	—		—
Other, net	22	27	—		—		49

Total nonoperating income (expenses), net	(243)	(45)	43		(9)		(254)

Loss before income taxes	(621)	(89)	(1)		(23)		(734)

Income tax benefit	10	—	—		—		10

Net loss	$(611)	$(89)	$(1)		$(23)		$(724)

Loss per share:
Basic	$(11.19)	$(2.47)					$(12.14	)(l)

Diluted	$(11.19)	$(2.47)					$(12.14	)(l)

Shares used for computation (in thousands):
Basic	54,597	36,026					59,654

Diluted	54,597	36,026					59,654

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
For the year ended December 31, 2004:

(a)	Reflects the amortization of the signing bonus related to the new affinity credit card agreement over the life of the agreement.

(b)	Reduction in salaries and related costs related to the change in US Airways Group accounting for share-based compensation from SFAS No. 123 to APB Opinion No. 25 to conform to accounting policy of America West Holdings.

(c)	Reflects increase in aircraft rent expense related to the fair market value adjustments in purchase accounting related to aircraft leases.

(d)	Reflects increased aircraft rent expense related to the GECC aircraft sale-leaseback transaction and lease rate restructuring.

(e)	Reflects America West Holdings’ change in accounting method for aircraft maintenance and repairs.

(f)	Reflects changes in depreciation and amortization related to fair market value adjustments in purchase accounting related to flight equipment and slots of ($7) million and $1 million, respectively.

(g)	Reflects reduction of depreciation expense related to the GECC aircraft sale-leaseback transaction.

(h)	Reflects a reduction in expense for purchase accounting fair market value adjustments related to inventory of $3 million and a $4 million adjustment to conform to the America West Holdings’ policy to defer costs related to unused tickets until the revenue is recognized.

(i)	Reflects decrease in interest expense related to purchase accounting fair market value adjustments related to debt.

(j)	Change in interest expense as summarized below (dollars in millions):

New affinity credit card partner agreement	$(19)
New Airbus debt obligation assumed to be drawn down upon closing of the merger	(9)
Restructuring of the ATSB loan	(9)
Restructuring of GECC obligations	28

$(9)

(k)	Reflects the elimination of reorganization costs.

(l)	Basic earnings (loss) per common share gives effect to the number of shares expected to be outstanding as a result of the merger. As a result of the pro forma net loss, no effect has been given to potentially dilutive securities.

THE MERGER
      The following is a description of the material aspects of the merger. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus and the merger agreement and related July 7, 2005 letter agreement amending the merger agreement, which are filed as exhibits to the registration statement of which this prospectus forms a part.
General
      At the effective time and as a result of the merger, (i) each share of America West Holdings Class A common stock was converted into 0.5362 of a share of common stock of New US Airways Group and (ii) each share of America West Holdings Class B common stock was converted into 0.4125 of a share of New US Airways Group common stock, on the terms and subject to the adjustment as provided in the merger agreement and further described below under the section entitled “The Merger Agreement — The Merger Consideration.”
Background of the Merger
      US Airways Group was one of the airlines most affected by the significant reductions in air travel post-September 11, 2001. With its concentration of routes in the eastern United States, US Airways Group’s average stage length, or trip distance, is shorter than those of other major airlines. In the post-September 11, 2001 environment, US Airways Group was more susceptible than other major airlines to competition from surface transportation, such as automobiles and trains. In addition, the increased airport security charges and procedures had a disproportionate impact on short-haul travel, which constitutes a significant portion of flying for US Airways Group’s airline subsidiaries. On August 11, 2002, the debtors filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code.
      In connection with the petition, the debtors developed a plan of reorganization that became effective on March 31, 2003. Although the plan included cost reductions, structural changes and revenue initiatives intended to help the company return to profitability, US Airways Group found itself facing two factors not sufficiently anticipated in its forecasts. The first was the decline in domestic passenger unit revenues. This decline was due to the growth of low-cost carriers and the impact of these carriers on the prices other carriers could charge. The second was higher than predicted fuel costs.
      When it became apparent that US Airways Group could not survive under the business plan developed as part of the plan of reorganization, US Airways Group developed a new business plan, which it called its transformation plan. This plan contained a number of initiatives, including significant reductions in labor costs through changes to the company’s collective bargaining agreements. Although US Airways Group hoped to achieve these reductions without the need for new Chapter 11 protection, it could not do so. As a result of recurring losses, declining available cash and the risk of defaults or cross defaults, the debtors filed voluntary petitions for relief under Chapter 11 on September 12, 2004.
      Even before the petitions were filed in 2004, one of the alternatives US Airways Group explored to address its problems and return to profitability was a possible merger with America West Holdings. The management of America West Holdings believed that consolidation in the industry was inevitable, and was interested in the potential benefits of combining the airlines’ complementary east-west route networks. The parties held preliminary discussions about a possible transaction and conducted due diligence during the period from February through July 2004. Ultimately, these discussions ended due to the parties’ view that a number of issues, including those related to labor, pension and benefit costs, made a merger impracticable.
      In December 2004, in anticipation of US Airways Group’s success in significantly restructuring its labor costs, US Airways Group’s investment advisor, The Seabury Group LLC, began considering potential transactions involving the company and other entities. During this period, executives of US Airways Group and America West Holdings discussed the possibility of resuming discussions concerning a business combination transaction. US Airways Group considered the potential benefits that could be achieved from joining two airlines with complementary networks and similar labor costs as US Airways Group hoped to lower its labor costs during its Chapter 11 proceedings. In addition, the parties considered that, as part of the plan of reorganization, US Airways Group would have greater flexibility to combine its network with America West Holdings’ network in a more efficient and cost-effective manner than it had prior to filing bankruptcy petitions in 2004.
      The parties remained interested in combining the two companies’ complementary route networks. The parties also believed that, as a result of US Airways Group’s improved cost structure and liquidity following a plan of reorganization, a merger could create the nation’s largest low-cost carrier with better liquidity and more efficient operations than either airline could achieve on its own.
      Beginning in January 2005, US Airways Group and America West Holdings resumed discussions. Both parties conducted due diligence and each management group met separately and together. On January 20, 2005, the board of directors of America West Holdings discussed the renewed merger talks with US Airways Group as part of a strategic overview presentation. In late February 2005, US Airways Group management and its outside financial advisor made a presentation regarding a possible combination with America West Holdings to the Strategy and Finance Committee of US Airways Group’s board of directors.
      During March 2005, due diligence and discussions about the structure of a possible transaction involving the companies and their respective advisors continued. These discussions included analysis of legal structuring issues and financial modeling. As part of the modeling, potential synergies relating to a combination of the two companies were the subject of extensive review. The companies and their advisors also considered labor contract and other integration issues. During the Chapter 11 cases, US Airways Group had entered into new agreements with its labor groups and had obtained significant reductions in pension and retiree benefit costs, with the result that these issues no longer made a merger impracticable.
      On March 4, 2005, there was a meeting of the Governance Committee of the America West Holdings Board of Directors at which the committee was updated on the status of discussions with US Airways Group. On March 10, 2005, the America West Holdings board of directors was updated on the proposed structure of the transaction, ongoing due diligence and discussions with US Airways Group.
      On March 11, 2005, the Strategy and Finance Committee of US Airways Group’s board of directors again met and received a presentation from senior management concerning the status of the potential transaction.
      On March 21, 2005, Seabury and Greenhill & Co., LLC, America West Holdings’ financial advisor, met to discuss the potential economic terms of a possible transaction. Discussions relating to the economic terms continued after this meeting. On March 24, 2005, at a special meeting of the board of directors of America West Holdings, its management presented a description of a proposed structure of the transaction. Also on March 24, 2005, David Bronner, Chairman of US Airways Group’s board of directors, and Bruce Lakefield, US Airways Group’s Chief Executive Officer, met with John Luth of Seabury and Douglas Parker, Chief Executive Officer of America West Holdings to discuss a potential merger.
      On March 30, 2005, there was a further meeting of the Strategy and Finance Committee of US Airways Group’s board of directors. The committee was updated on the proposed structure of the transaction and the status of the diligence effort and discussions with America West Holdings.
      In April 2005, the parties and their advisors participated in active negotiations regarding the merger agreement, including with respect to the consideration to be paid to the holders of America West Holdings Class A and Class B common stock, respectively, in the merger. Beginning in early April, representatives of the two companies and their advisors participated in frequent meetings and teleconferences discussing business and due diligence issues. Topics of negotiation included the exchange ratio for the conversion of shares of America West Holdings’ common stock into shares of US Airways Group, the need to attract additional equity investment and the composition of the combined company’s board of directors after the merger. Also in April, the parties and their advisors made a joint presentation regarding a possible merger to the ATSB. The merger was subject to the approval of the ATSB under the terms of loan guarantees issued to America West Holdings and US Airways, Inc.

      At the same time, US Airways Group and America West Holdings participated in discussions and negotiations with potential equity investors in the post-merger company. Prior to the announcement of the proposed merger on May 19, 2005, four investors committed to investing in New US Airways Group. Those four investors are Eastshore Aviation, LLC, a company owned by Air Wisconsin Airlines Corporation and its shareholders; ACE Aviation Holdings Inc., the parent corporation of Air Canada; and Par Investment Partners, L.P. and Peninsula Investment Partners, L.P., two private investment firms. Subsequent to the signing of the merger agreement and the announcement of the proposed transaction, the parties commenced discussions with Wellington Management Company, LLP. and Tudor Investment Corp.
      On April 18 and 19, 2005, the board of directors of US Airways Group convened in-person meetings at US Airways Group’s Crystal City headquarters. During that two-day period, the Strategy and Finance Committee met twice, and on both occasions reviewed the status of the potential transaction with America West Holdings. During the second meeting, US Airways Group’s financial advisors reviewed factors relating to valuation of the company, and discussed the potential valuation of the company in combination with America West Holdings. On April 19, 2005, the full board of directors of US Airways Group met and reviewed the potential transaction with America West Holdings.
      On April 19, 2005, an article appeared on the Wall Street Journal’s website speculating that America West Holdings and US Airways Group were involved in discussions regarding a potential merger and it was followed the next day with a lengthy story in the paper’s print edition. Prior media reports contained similar speculation, but not with the level of specificity that appeared in the Wall Street Journal. On April 22, 2005, each of America West Holdings and US Airways Group issued a press release confirming the fact that such discussions were occurring.
      On April 29, 2005, the board of directors of America West Holdings met to discuss the status of discussions. Representatives of management of America West Holdings’ advisors updated the board of directors on the status of negotiations, the terms of the merger agreement and the proposed voting agreement.
      In addition, during the course of these negotiations, TPG Advisors, Inc., acting as a financial advisor to America West Holdings, rendered advice and assistance to America West Holdings, including assistance in negotiating certain governance aspects of the transaction.
      Negotiations over the merger agreement and ongoing due diligence continued into May 2005. Also, negotiations with potential investors continued during this period. Like the merger itself, obtaining new equity financing was a central component of the debtors’ plan of reorganization. The receipt of at least $375 million of new equity investment is a closing condition in the merger agreement.
      Negotiations over the merger agreement entered their final phase in mid-May 2005 and US Airways Group and America West Holdings reached agreement on exchange ratios with respect to the America West Holdings Class A common stock and America West Holdings Class B common stock. Final negotiations with potential investors also were occurring at the same time.
      US Airways Group’s board of directors convened a special meeting on May 18, 2005, to consider approval of the merger agreement and related agreements. After presentations by US Airways Group’s outside legal and financial advisors, the board of directors of US Airways Group approved the merger agreement and related agreements. On May 19, 2005, at a regularly scheduled meeting of the board of directors of America West Holdings, America West Holdings’ management, together with America West Holdings’ legal and financial advisors reviewed the terms of the merger agreement and related agreements. America West Holdings’ legal advisors reviewed with the board its fiduciary duties and the board reviewed materials related to the merger in detail. Greenhill made a financial presentation and delivered its oral opinion, subsequently confirmed in writing, that, as of that date of the opinion and based upon and subject to the limitations and assumptions stated in its opinion, the Class B merger consideration to be received by the holders of Class B common stock of America West Holdings is fair, from a financial point of view, to those stockholders. Following discussions, the board of directors determined that the merger agreement and the merger were fair, from a financial point of view, and in the best interests of America West Holdings and its stockholders and unanimously approved the merger agreement and the merger. Execution of the merger agreement was announced after the close of the market on May 19. Also on May 19, US Airways Group and America West Holdings entered into agreements with Eastshore, Par, Peninsula and ACE to purchase common stock of New US Airways Group at a price of $15.00 per share for a total purchase price of $125 million, $100 million, $50 million and $75 million, respectively. These investments were conditioned on the merger becoming effective.
      As a condition to Par’s and Peninsula’s investment agreements, on May 19, 2005, America West Holdings entered into participation agreements, amended on July 7, 2005, with each of Par and Peninsula pursuant to which, Par, and under certain circumstances, Peninsula were entitled to receive an aggregate of 11.2% of any additional pre-investment equity value of US Airways Group in an alternative reorganization or business combination transaction involving the sale of New US Airways Group common stock at a price greater than $15.00 per share. For further detail, see the section entitled “The New Equity Investments — Participation Agreements with Par Investment Partners, L.P. and Peninsula Investment Partners, L.P.”
      On May 20, 2005, the debtors filed a motion in the bankruptcy court seeking approval of a process for dealing with any competing offers for US Airways Group or for providing additional investment into the post-merger company that might arise and also seeking approval of the termination fee provisions of the merger agreement and the investment agreements. On May 31, 2005, the bankruptcy court granted the motion and approved the process for dealing with competing offers, which we refer to as the “bidding procedures.”
      Shortly after execution of the merger agreement, US Airways Group and America West Holdings began negotiating with Wellington Management Company, LLP, a Boston-based investment management firm acting on behalf of a group of potential investors, about an equity investment in the merged company. On May 27, 2005, US Airways Group and America West Holdings entered into an investment agreement with Wellington Management Company, LLP, on behalf of certain funds it manages, for a $150 million equity investment. Like the other new equity investments, Wellington’s investment was conditioned on the merger becoming effective. Because the Wellington investment is at a per share price of $16.50 per share, as opposed to the $15.00 per share price paid by the other new equity investors, the exchange ratios for the America West Holdings Class A and Class B common stock in the merger agreement were amended in accordance with its terms to adjust the exchange ratios for America West Holdings Class A and Class B common stock from 0.5306 and 0.4082 to 0.5362 and 0.4125, respectively, pursuant to a letter agreement dated July 7, 2005 by and among US Airways Group, America West Holdings, Barbell Acquisition Corp., ACE, Par, Peninsula, Wellington and Eastshore. The letter agreement also amended certain provisions of the investment agreements entered into with certain of the new equity investors. Also following execution of the merger agreement, US Airways Group and America West Holdings began negotiating with Tudor Investment Corp., a Connecticut-based asset management firm acting on behalf of a group of potential investors, about an equity investment in the merged company. On July 7, 2005, US Airways Group, America West Holdings, Tudor Proprietary Trading L.L.C. and certain investors for which Tudor Investment Corp. acts as investment advisor, entered into an investment agreement for a $65 million equity investment. Like the other new equity investments, Tudor’s investment was conditioned on the merger becoming effective.

Antitrust
      The merger was subject to review by the Antitrust Division of U.S. Department of Justice, under the Hart-Scott-Rodino Act Antitrust Improvements Act of 1976, or HSR Act. Under the HSR Act, America West Holdings and US Airways Group were required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. On May 23, 2005, America West Holdings and US Airways Group each filed a Premerger Notification and Report Form with the Antitrust Division and the FTC. On June 23, 2005, the initial waiting period expired and the Antitrust Division announced it had closed its investigation of the proposed merger without issuing requests for additional information. The Antitrust Division’s announcement cleared the way for the merger to proceed without antitrust challenge by the federal government.
      We cannot assure you that other government agencies, including state attorneys general, or a private party, will not also initiate action to challenge the merger after it is completed. Any such challenge to the merger could result in restrictions or conditions that would have a material adverse effect on the combined company. These restrictions and conditions could include operating restrictions, or the divestiture, spin-off or the holding separate of assets or businesses. Under the terms of the merger agreement, each of America West Holdings and US Airways Group, if requested by America West Holdings, are required to commit to any divestitures, licenses or hold separate or similar arrangements with respect to its assets or conduct of business arrangements if that divestiture, license, holding separate or arrangement was a condition to obtain any approval from any governmental entity in order to complete the merger and would not have a material adverse effect on the combined company. No additional stockholder approval is expected to be required or sought for any decision by America West Holdings or US Airways Group, after the America West Holdings special meeting, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.
      America West Holdings and US Airways Group must also either notify or obtain consent from certain foreign regulatory agencies. US Airways Group, with the consent of America West Holdings, has filed a notification with and obtained approval of the merger from the German Federal Cartel Office or Bundeskartellamt.
      Certain of the equity investors were also required to file notifications under the HSR Act and obtain regulatory approvals. The waiting periods applicable to those equity investors expired on June 27, 2005.
Approvals of the Air Transportation Stabilization Board
      Pursuant to a loan agreement with the ATSB, America West Holdings was required to obtain a waiver from the ATSB of a prepayment obligation to complete the merger. On January 18, 2002, America West Airlines, Inc. closed a $429 million loan supported by a $380 million guarantee provided by the ATSB. America West Holdings fully and unconditionally guaranteed the payment of all principal, premium, interest and other obligations outstanding under the loan partially guaranteed by the ATSB and has pledged the stock of America West Airlines, Inc. to secure its obligations under such guarantee. The loan balance was approximately $300 million as of June 30, 2005. Principal amounts under this loan become due in ten installments of $42.9 million on each March 31 and September 30, commencing on March 31, 2004 and ending on September 30, 2008. Principal amounts outstanding under the loan partially guaranteed by the ATSB bear interest at a rate per annum equal to LIBOR plus 40 basis points plus a guarantee fee of 8% per year.
      The loan partially guaranteed by the ATSB requires that America West Airlines, Inc. maintain a minimum unrestricted cash balance of $100 million. In addition, the government loan contains customary affirmative covenants and the following negative covenants: restrictions on liens, investments, restricted payments, fundamental changes, asset sales and acquisitions, the creation of new subsidiaries, sale and leasebacks, transactions with affiliates, the conduct of business, mergers or consolidations, issuances and dispositions of capital stock of subsidiaries, and amendments to other indebtedness. The loan partially guaranteed by the ATSB contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.
      Subject to certain exceptions, America West Holdings is required to prepay the loan partially guaranteed by the ATSB upon a change in control and may be required to prepay portions of the loan if America West Holdings’ employee compensation costs exceed a certain threshold.
      As part of its reorganization under the prior bankruptcy, US Airways, Inc. also received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing that was funded on March 31, 2003. US Airways Group required this loan and related guarantee in order to provide the additional liquidity necessary to carry out its 2003 plan of reorganization. US Airways, Inc. is the primary obligor under the ATSB loan, which is guaranteed by US Airways Group and each of its other domestic subsidiaries. The ATSB loan is secured by substantially all of the present and future assets of the debtors not otherwise encumbered (including certain cash and investment accounts, previously unencumbered aircraft, aircraft engines, spare parts, flight simulators, real property, takeoff and landing slots, ground equipment and accounts receivable), other than certain specified assets, including assets which are subject to other financing agreements. See the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for more information about the US Airways, Inc. ATSB loan.
      On July 22, 2005, America West Holdings and US Airways Group announced that the ATSB approved the merger and unanimously voted to (i) approve the request by America West Holdings that the ATSB grant waivers under the loan agreement to America West Airlines, Inc. necessary for America West Holdings to complete the merger, and (ii) approve the corresponding request by US Airways Group that the ATSB consent to the reinstatement of the ATSB-backed term loan made to US Airways, Inc. on terms necessary to effect the merger and the debtors’ plan of reorganization. The ATSB’s approval included new loan terms on both America West Airlines, Inc’s ATSB-backed loan and US Airways, Inc.’s ATSB-backed loan. Upon the completion of the merger, the outstanding principal amount under US Airways, Inc.’s ATSB-backed loan was approximately $708 million, less mandatory prepayments from specified asset sales in connection with the debtors’ plan of reorganization, and the outstanding principal amount under America West Airlines, Inc.’s ATSB-backed loan was approximately $300 million. The agreement with the ATSB provides that the two ATSB-backed loans, which will continue to follow separate repayment schedules and interest rates, will be amended to:

•	require certain prepayments from the proceeds of specified asset sales by US Airways Group;

•	reschedule amortization payments for US Airways, Inc. with semi annual payments beginning on September 30, 2007 and continuing through September 30, 2010 (scheduled amortization payments by America West Airlines, Inc. would not be amended);

•	revise the mandatory prepayment provisions of both loans to allocate prepayments between US Airways, Inc. and America West Airlines, Inc., conform the prepayment obligations under the two loans, and provide for mandatory prepayments upon certain debt and equity issuances (including issuances of certain convertible notes, secured and unsecured debt, equity and hybrid securities) and sale-leasebacks, asset sales, changes in control and collateral value deficiencies;

•	require a premium, in certain instances, for voluntary prepayments of America West Airlines, Inc.’s ATSB-backed loan;

•	revise the interest rate payable on the US Airways, Inc. loan and the guarantee fees payable on the loans;

•	provide for a first priority lien on all unencumbered assets of the combined companies, subject to certain exceptions, to secure US Airways Inc.’s ATSB-backed loan (subject to an increased amortization requirement if US Airways, Inc. is unable to pledge or grant a perfected lien in its leasehold interest in certain airport facilities);

•	provide for a second priority lien on all unencumbered assets of the combined companies, subject to certain exceptions, to secure America West Airlines, Inc.’s ATSB-backed loan;

•	provide for guarantees of each loan by New US Airways Group and all of its domestic subsidiaries (with certain limited exceptions);

•	implement certain financial covenants, including minimum cash requirements (as described in more detail below) and required minimum ratios or earnings before interest, taxes, depreciation, amortization and aircraft rent to fixed charges; and

•	modify the transferability provisions of the loans to allow certain tranches of the loans to be transferred to qualified institutional buyers without the benefit of the ATSB guarantee, provided that interest on a transferred tranche will accrue at the interest rate applicable to such tranche plus the guarantee fee that would otherwise have been payable to the ATSB.
      New US Airways Group will be required to maintain consolidated unrestricted cash and cash equivalents, less: (a) the amount of all outstanding advances by credit card processors and clearing houses in excess of 20% of the air traffic liabilities; (b) $250 million presumed necessary to fund a subsequent tax trust (to the extent not otherwise funded by New US Airways Group or through credit card holdbacks transferable to New

US Airways Group); (c) $35 million presumed necessary to post collateral to credit card clearing houses (to the extent not posted); and (d) any unrestricted cash or cash equivalents held in unperfected accounts); in an amount not less than:

•	$525 million through March 2006;

•	$500 million through September 2006;

•	$475 million through March 2007;

•	$450 million through September 2007;

•	$400 million through March 2008;

•	$350 million through September 2008; and

•	$300 million through September 2010.
      The ATSB’s approvals are conditioned on certain conditions to closing, including negotiation and finalization of certain terms and granting to the ATSB anti-dilution adjustments to be determined by the parties, as a result of this offering by US Airways Group, under the warrants issued by America West Holdings to the ATSB the right to pay the exercise price for the warrants through a dollar-for-dollar discharge of indebtedness under the loan. The ATSB agreed to terminate, upon the effectiveness of the merger, certain restrictions on the transfer of the America West Holdings Class A common stock held by the TPG Entities.
Accounting Treatment
      For accounting purposes only, we will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America. Although the merger is structured such that America West Holdings became our wholly owned subsidiary at closing, America West Holdings will be treated as the acquiring company for accounting purposes in accordance with SFAS No. 141, “Business Combinations.” Because America West Holdings’ stockholders are expected to own approximately 33% of the shares of New US Airways Group after the merger as compared to the former US Airways Group creditors who will own 10%, which assumes the exchange of certain convertible debt and reflects the impact of certain securities that are dilutive at the per share price paid by the equity investors, America West Holdings received a larger number of designees to the New US Airways Group board of directors, and America West Holdings’ Chairman and Chief Executive Officer serves as Chairman and Chief Executive Officer of New US Airways Group, America West Holdings is deemed to be the acquiring company for accounting purposes.
Change of Control Put Option under America West Airlines, Inc.’s 7.25% Senior Exchangeable Notes
      Completion of the merger constituted a “change of control” under America West Airlines, Inc.’s outstanding 7.25% Senior Exchangeable Notes due 2023 and will require America West Airlines, Inc. to make an offer to purchase those notes within 30 days after the effective time of the merger at a purchase price of $343.61 per $1,000 principal amount at maturity. Under the terms of the notes and the related guarantee and exchange agreement, America West Airlines, Inc.’s obligation to purchase those notes may be satisfied at America West Holdings’ election by delivery of shares of New US Airways Group common stock having a “fair market value” of not less than $343.61 per $1,000 principal amount at maturity for a total of $86.8 million plus an additional $1.1 million of accrued but unpaid interest. For this purpose “fair market value” means 95% of the average market price of the New US Airways Group common stock calculated over the 5 business days ending on the third business day before the purchase date.
America West Holdings Warrants
      As compensation for various elements of America West Holdings’ financial restructuring completed in January 2002, America West Holdings issued a warrant to purchase 18.8 million shares of America West Holdings Class B common stock to the ATSB and additional warrants to purchase 3.8 million shares of its

Class B common stock to other loan participants, in each case at an exercise price of $3 per share and a term of ten years. In the first quarter of 2004 and the third quarter of 2003, approximately 220,000 and 2.6 million warrants, respectively, were exercised at $3 per share. These warrant exercises were cashless transactions resulting in the issuance of approximately 1.6 million shares of America West Holdings Class B common stock. As of the date of this prospectus, warrants to purchase 19.7 million shares of America West Holdings Class B common stock remain outstanding. As a result of the merger, the warrants were converted into the right to receive, upon exercise and payment of the adjusted exercise price, in lieu of America West Holdings Class B common stock, the Class B merger consideration that the holder of such warrants would have received had the warrants been exercised immediately prior to the merger. The ATSB’s approval of the merger was conditioned upon the ATSB being granted anti-dilution adjustments to be determined by the parties as a result of this offering by US Airways Group under the warrants and the right to pay the exercise price for the warrants through a dollar-for-dollar discharge of indebtedness under the loan. For further information regarding the term sheet, see the section entitled “The Merger — Approvals of the Air Transportation Stabilization Board.”
      We have had discussions with the ATSB regarding a proposed repurchase of its warrants to acquire 7,735,770 shares of New US Airways Group common stock following completion of this offering. If mutually acceptable terms can be reached, definitive agreements relating to the repurchase would be subject to approval by the new board of directors of New US Airways Group. Any proposed repurchase price would take into account the market price of the New US Airways Group common stock, the exercise price of the warrants and the option value of the warrants. The ATSB warrants have an exercise price of $7.27 per share of New US Airways Group common stock and expire January 2012. There can be no assurance that we will reach agreement with the ATSB to repurchase its warrants.

THE MERGER AGREEMENT
      This section of the prospectus describes certain provisions of the merger agreement. This summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the full text of the Agreement and Plan of Merger and the July 7, 2005 letter agreement, both of which are filed as exhibits to the registration statement of which this prospectus forms a part, and the other documents to which we refer you for a more complete understanding of the merger.
Structure of the Merger
      On the effective date of the merger, Barbell Acquisition Corp., a wholly owned subsidiary of US Airways Group newly organized to effect the merger, merged with and into America West Holdings. Through this transaction, America West Holdings became our wholly owned subsidiary.
Post-Merger America West Holdings Governing Documents, Officers and Directors; New US Airways Group Governing Documents and Directors
      America West Holdings Governing Documents. At the effective time of the merger, the certificate of incorporation of Barbell Acquisition Corp. in effect at the effective time of the merger became the certificate of incorporation of America West Holdings and the bylaws of Barbell Acquisition Corp. in effect at the effective time of the merger became the bylaws of America West Holdings, in each case until subsequently amended as provided therein or by applicable laws. However, the certificate of incorporation of America West Holdings was amended at the effective time of the merger to reflect the fact that the corporation’s name is “America West Holdings Corporation.”
      America West Holdings Officers and Directors. The officers of America West Holdings at the effective time of the merger became, from and after the effective time, the officers of post-merger America West Holdings until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with America West Holdings’ certificate of incorporation and bylaws. The chief executive officer of US Airways Group immediately prior to effective time of the merger and the chief executive officer of America West Holdings immediately prior to effective time of the merger, from and after the effective time of the merger, became the directors of post-merger America West Holdings.
      New US Airways Group Governing Documents. At the effective time of the merger, the certificate of incorporation of New US Airways Group was amended and restated in its entirety and the bylaws of New US Airways Group were amended and restated in their entirety, in each case until thereafter amended as provided therein or by applicable laws.
      New US Airways Group Board of Directors. The merger agreement provided that at the effective time of the merger, the board of directors of New US Airways Group would consist of 13 directors composed as follows: (i) two of the directors would be designated by US Airways Group to an initial one-year term, and each of them would be an independent director, (ii) two of the directors would be designated by America West Holdings to an initial one-year term, and each of them would be an independent director, (iii) one of the directors would be designated by US Airways Group to an initial two-year term, and he or she would be an independent director, (iv) three of the directors would be designated by America West Holdings to an initial two-year term, and each of them would be independent directors, (v) one of the directors would be W. Douglas Parker, Chairman and Chief Executive Officer of America West Holdings, who would also serve as Chairman of the Board, and would be appointed to an initial three-year term, (vi) one of the directors would be Bruce Lakefield, President and Chief Executive Officer of US Airways Group and US Airways, Inc., who would also serve as Vice Chairman of the Board, and would be appointed to an initial three-year term and (vii) three of the directors would be nominated by the equity investors to an initial three-year term pursuant to the terms of their financing commitments.

The Merger Consideration
      US Airways Group Common Stock. At the effective time of the merger, the existing US Airways Group common stock was cancelled and shares of New US Airways Group common stock were issued in accordance with the merger agreement and the investment agreements.
      Conversion of America West Holdings Common Stock. At the effective time of the merger, each share of America West Holdings Class A common stock issued and outstanding immediately prior to the effective time (other than any shares of America West Holdings Class A common stock owned by US Airways Group, America West Holdings or any of their respective subsidiaries, which shares are not beneficially owned by third parties) was converted into the right to receive 0.5362 of a share of New US Airways Group common stock, together with the right, if any, to receive cash in lieu of fractional shares of New US Airways Group common stock. At the effective time of the merger, each share of America West Holdings Class B common stock issued and outstanding immediately prior to the effective time (other than any shares of America West Holdings Class B common stock owned by US Airways Group, America West Holdings or any of their respective subsidiaries, which shares are not beneficially owned by third parties) was converted into the right to receive 0.4125 of a share of New US Airways Group common stock, together with the right, if any, to receive cash in lieu of fractional shares of New US Airways Group common stock. The exchange ratios above reflect the Class A merger consideration and Class B merger consideration as adjusted in accordance with the terms of the July 7, 2005 letter agreement to reflect the increase above $500 million of the pre-investment valuation of US Airways Group as a result of new equity investment by certain investors advised by Wellington at a per share price of $16.50, as opposed to the $15.00 per share paid by the other new equity investors.
      Cancellation of Other America West Holdings Common Stock. At the effective time of the merger, shares of America West Holdings common stock owned by US Airways Group, America West Holdings or any of their respective subsidiaries, except for shares that were beneficially owned by third parties, were cancelled and retired without payment of any consideration therefor and ceased to exist.
      Conversion of Barbell Acquisition Corp. Stock. At the effective time of the merger, each share of common stock of Barbell Acquisition Corp. issued and outstanding immediately prior to the effective time was converted into one share of common stock, par value $0.01 per share, of America West Holdings.
Representations, Warranties and Covenants
      The merger agreement contains customary and substantially reciprocal representations and warranties made by America West Holdings to US Airways Group and Barbell Acquisition Corp. and by US Airways Group and Barbell Acquisition Corp. to America West Holdings.
      The merger agreement contains customary covenants, including, among others, covenants regarding the bankruptcy court proceedings, and solicitation of alternative proposals.

THE PLAN OF REORGANIZATION
      Under the plan of reorganization developed by the debtors, which was confirmed by the bankruptcy court on September 16, 2005 the following events occurred on the effective date of the plan of reorganization and the merger (percentages below are based on certain assumptions contained in the section entitled “Capitalization” and reflect the impact of certain securities that are dilutive at the per share purchase price paid by the equity investors):

•	America West Holdings merged with Barbell Acquisition Corp., which is a wholly owned subsidiary of US Airways Group, and as a result itself became a wholly owned subsidiary of New US Airways Group;

•	The new equity investors ACE Aviation Holdings Inc., or ACE; Par Investment Partners, L.P., or Par; Peninsula Investment Partners, L.P., or Peninsula; the group of investors under the management of Wellington Management Company, LLP, or Wellington; Tudor Proprietary Trading, L.L.C. and certain investors advised by Tudor Investment Corp., or Tudor; and Eastshore Aviation, LLC, or Eastshore; invested $565 million in consideration for the issuance of approximately 36.5 million shares of New US Airways Group common stock, representing approximately 46% of New US Airways Group common stock outstanding as of the completion of the merger, excluding any shares that may be issued pursuant to the options granted to the new equity investors, all of which is more fully described in the section entitled “The New Equity Investments”;

•	The general unsecured creditors, as their claims are allowed, including the Pension Benefit Guaranty Corporation, or the PBGC, and the Air Line Pilots Association, or ALPA, will receive approximately 8.2 million shares of New US Airways Group common stock, representing approximately 10% of New US Airways Group common stock outstanding as of the completion of the merger. In addition, the Air Line Pilots Association will receive options to purchase up to an additional 1.1 million shares of New US Airways Group common stock;

•	Under certain agreements among General Electric and certain affiliates, or GE, and US Airways Group, GE agreed in consideration for the early return of 51 aircraft and six engines, the assumption of certain modified leases and the payment of $125 million in cash by September 30, 2005 or, under certain circumstances, at GE’s election, the issuance of convertible notes in the amount of $125 million, (1) to retire an existing bridge loan facility, (2) to complete a purchase by GE of 21 aircraft and 28 engines with a simultaneous lease back of the equipment to US Airways, Inc. at market rates, (3) to allow US Airways Group to draw additional amounts under an existing credit facility, which will result in a total principal outstanding balance thereunder of approximately $28 million, (4) to restructure lease obligations of US Airways, Inc. relating to 59 aircraft to market rates, (5) to provide financing for current and growth aircraft, (6) to grant concessions regarding return condition obligations with respect to the return of aircraft and engines, and (7) to waive penalties for the removal of engines currently under GE engine maintenance agreements;

•	In consideration of (i) the assumption by US Airways Group of certain purchase agreements between US Airways Group and AVSA, S.A.R.L., an affiliate of Airbus Industrie G.I.E., referred to as Airbus, and (ii) the entry into certain new agreements between US Airways Group, America West Holdings and Airbus, which provide for (1) the purchase by New US Airways Group and America West Holdings of up to 20 new A350 airplanes from Airbus, (2) the ability to convert orders for up to ten of the A350 aircraft to orders for A330 aircraft, (3) the ability to cancel up to ten of the A330 aircraft previously ordered upon the payment of certain predelivery payments for A350 aircraft, and (4) changes in the delivery schedule for existing orders of narrow-body aircraft, Airbus provided New US Airways Group a $250 million line of credit to be used by New US Airways Group, of which $213 million can be used for general corporate purposes, together with additional backstop financing for the purchase of the A350 aircraft; and

•	Affiliates of ACE entered into a series of agreements with New US Airways Group, including maintenance and airport handling agreements.
      In addition, the plan of reorganization provides for the satisfaction of certain secured and unsecured prepetition claims against the debtors. These include claims related to the debtors’ assumption or rejection of various contracts and unexpired leases, the assumption of debtors’ existing collective bargaining agreements with their unions and the termination of certain employee benefit plans with employees and retirees, and other matters. The plan of reorganization also provides for the satisfaction of allowed administrative claims, which consist primarily of the costs and expenses of administration of the Chapter 11 cases, including the costs of operating the debtors’ businesses since filing for bankruptcy. The bankruptcy court set August 22, 2005 as the bar date by which all creditors asserting administrative claims, other than administrative claims arising in the ordinary course of business, were required to be filed. The debtors received a large number of administrative claims in response to this loan date, for timely filed claims as well as additional claims that were late filed without permission of the bankruptcy court. Included in these claims, however, are claims for amounts arising in the ordinary course that have either already been paid, or that are included in the debtors’ business plan and budget to be paid in the ordinary course. Also included are claims that are duplicative, claims for which the debtors believe there is no legal merit for a claim of any status, and claims that the debtors believe may be valid as unsecured claims but are not entitled to administrative claims status. Accordingly, the debtors believe that only a very small portion of the claims filed in response to the bar date for non-ordinary course administrative expense claims will actually be allowed in amounts exceeding the ordinary course expenditures already contained in the debtors’ business plan. However, we cannot assure you that the aggregate amount of the claims ultimately allowed will not be material. To the extent any of these claims are allowed, they will generally be satisfied in full.
      The ultimate resolution of certain of the claims asserted against the debtors in the Chapter 11 cases will be subject to negotiations, elections and bankruptcy court procedures that will occur after the date of this prospectus. While a significant amount of the debtors’ liabilities were extinguished as a result of the discharge granted upon confirmation of the plan of reorganization, not all of the debtors’ liabilities were subject to discharge. The types of obligations that the debtors remain responsible for include those relating to their secured financings, aircraft financings, certain environmental liabilities and the continuing obligations arising under contracts and leases assumed by the debtors, as well as allowed administrative claims.
      On September 14, 2005, US Airways Group, US Airways, Inc., America West Holdings and America West Airlines, Inc. reached agreement with the two ALPA-represented pilot groups at the separate airlines on a comprehensive agreement, the Transition Agreement, that will govern many merger-related aspects of the parties’ relationships until there is a single collective bargaining agreement covering all pilots. Specifically, the Transition Agreement provides for:

•	Permission for US Airways, Inc. and America West Airlines, Inc. to enter into a reciprocal code-share agreement;
•	Continued representation of both pilot groups by ALPA;
•	Allocation of aircraft, routes and job opportunities prior to full operational integration;
•	Support by New US Airways Group for an application that ALPA will file with the National Mediation Board seeking a determination that the two currently separate pilot groups should be combined into one for purposes of collective bargaining;
•	Standards and procedures related to integration of the two pilot seniority lists;
•	A framework for negotiation of a single collective bargaining agreement covering the two pilot groups;
•	A process and time frame for full operational integration;
•	Agreed-upon provision to be included in bankruptcy court documents, including a profit-sharing plan that provides for profit sharing on 10% of all pretax income up to a 10% pretax income/revenue margin, and 15% of pretax income above the 10% pretax income/revenue margin, and an agreement covering pre-petition grievances filed against US Airways Group and US Airways, Inc.;

•	Terms for operation of EMB-190 and CRJ-900 aircraft (these terms must be submitted to the US Airways, Inc. pilot group for ratification before it becomes effective);
•	Various provisions related to 401(k) contributions, training pilot matters and resolution of grievances;
•	Allocation of liability for merger-related expenses incurred by the pilot groups;
•	A procedure for resolution of disputes regarding the interpretation or application of the Transition Agreement; and
•	Provisions establishing the effective date and duration of the Transition Agreement.

      On September 14, 2005, US Airways Group and US Airways, Inc. entered into Letter of Agreement #95, US Airways Group Equity, or Letter #95, with the pilot group representing pilots of US Airways, Inc. Letter #95 provides that US Airways, Inc. pilots designated by ALPA will receive 1.25 million shares of stock and options to purchase 1.1 million shares of stock of New US Airways Group. ALPA will notify US Airways, Inc. of the pilots designated to receive shares and options no later than sixty days after the effective date of the plan of reorganization. Shares will be issued to those pilots no later than thirty days after ALPA’s notification. The options will be issued according to the following schedule: the first tranche of 500,000 options will be issued on January 31, 2006, a second tranche of 300,000 options will be issued on January 31, 2007, and the third tranche of 300,000 options will be issued on January 31, 2008. The options will have a term of five years from date of issuance. The exercise price for each tranche of options will be the average of the closing price per share of New US Airways Group common stock as reflected on the New York Stock Exchange (or other actively traded national securities exchange on which the common stock is principally traded) for the 20 business day period prior to the applicable options issuance date. Letter #95 also includes provisions restricting transfer of the options and governing anti-dilution.
      In connection with the negotiation of the Transition Agreement and Letter #95, US Airways, Inc. also agreed with ALPA to eliminate an existing 1% pay reduction that would apply to all pilots as a result of a lump sum payment due to pilots recalled from furlough and agreed to pay $500,000 to resolve an outstanding grievance over pay credits for pilots assigned by US Airways, Inc. to traveling to and from certain duty assignments.

THE NEW EQUITY INVESTMENTS
      This section of the prospectus describes certain provisions material aspects of the investment agreements, as amended by the July 7, 2005 letter agreement. This summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the full text of the investment agreements, which are filed as exhibits to the registration statement of which this prospectus is a part, and the text of the July 7, 2005 letter agreement for a more complete understanding of the investments.
Summary of the Investments
      Various equity investors agreed, pursuant to six separate investment agreements entered into with US Airways Group and America West Holdings, to provide $565 million of new cash investments to New US Airways Group in exchange for shares of New US Airways Group common stock. The new investors, and the level of equity investment they agreed to make, are:

•	ACE Aviation Holdings Inc. ($75 million of equity investment at a per share purchase price of $15.00), a Canadian holding company that owns Air Canada, Canada’s largest airline with over $7.5 billion in annual revenues;

•	Eastshore Aviation, LLC ($125 million of equity investment at a per share purchase price of $15.00), which is owned by Air Wisconsin Airlines Corporation and its stockholders and provides regional jet service under a US Airways Express code share arrangement;

•	Par Investment Partners, L.P. ($100,000,005 of equity investment at a per share purchase price of $15.00), a Boston-based investment firm;

•	Peninsula Investment Partners, L.P. ($49,999,995 of equity investment at a per share purchase price of $15.00), a Virginia-based investment firm;

•	a group of investors under the management of Wellington Management Company, LLP, a Boston-based investment firm ($149,999,850 of equity investment at a per share purchase price of $16.50); and

•	Tudor Proprietary Trading, L.L.C. and a group of investors for which Tudor Investment Corp., a Connecticut-based asset management firm, acts as investment adviser ($65,000,001 of equity investment at a per share price of $16.50).
      We refer to these investors as the equity investors.
Closing of the Investments
      The investment agreements provide that, subject to satisfaction or waiver of the closing conditions contained in each investment agreement, the closing of each investment will occur on the same business day as the effective time of the merger agreement, or on such other date as America West Holdings, US Airways Group and each equity investor may agree. The closing of the investments occurred simultaneously with the closing of the merger on the date of this prospectus. At the closing, each equity investor received shares of New US Airways Group common stock in exchange for their respective equity investment. The equity investors received the following amounts of shares of New US Airways Group common stock:

•	ACE Aviation Holdings Inc. received 5,000,000 shares;

•	Eastshore Aviation, LLC received 8,333,333 shares;

•	Par Investment Partners, L.P. received 6,768,485 shares, including the shares received pursuant to participation agreements, as more fully described below;

•	Peninsula Investment Partners, L.P. received 3,333,333 shares;

•	the group of investors under the management of Wellington Management Company, LLP received a total of 9,090,900 shares; and

•	Tudor Proprietary Trading, L.L.C. and the group of investors for which Tudor Investment Corp. acts as investment adviser received a total of 3,939,394 shares.
      In addition, in connection with the equity investors’ agreement to increase the amount of total new equity that New US Airways Group could raise, New US Airways Group agreed to grant to each equity investor an option that gives the equity investor the right to purchase additional shares of New US Airways Group common stock at $15.00 per share as follows:

•	Par Investment Partners, L.P. has the option to purchase up to an additional 4,000,000 shares (which includes the option to purchase 1,666,667 shares that Par Investment Partners, L.P. purchased from Eastshore Aviation, LLC and the option to purchase 1,000,000 shares that Par Investment Partners, L.P. purchased from ACE Aviation Holdings Inc., subject to ACE consummating its $75 million equity investment);

•	Peninsula Investment Partners, L.P. has the option to purchase up to an additional 666,667 shares;

•	the group of investors under the management of Wellington Management Company, LLP has the option to purchase up to an additional 2,000,000 shares in the aggregate; and

•	Tudor Proprietary Trading, L.L.C. and the group of investors for which Tudor Investment Corp. acts as investment adviser has the option to purchase up to an additional 866,667 shares in the aggregate;
      Each option is transferable, in whole or in part, among the equity investors. Two-thirds of each option expire on the business day following execution of the purchase agreement between us and the underwriters, with the remainder expiring 15 days later. Upon expiration of the option, New US Airways Group will make an additional offer to Eastshore, in an amount equal to one-third of the proceeds received from exercise of the options, to repurchase shares of common stock held by Eastshore at a purchase price of $15.00 per share, and Eastshore will have the right, but not the obligation, to accept that offer to repurchase in whole or in part for a period of at least 30 days after the receipt of the offer.
Commercial Agreements with ACE Aviation Holdings Inc.
      In connection with ACE Aviation Holdings Inc.’s investment in New US Airways Group, US Airways Group, America West Holdings and ACE Aviation Holdings Inc. or subsidiaries thereof as specified below entered into four separate memoranda of understanding relating to definitive commercial agreements to be entered into on market terms. The parties agreed to work in good faith to negotiate and document the commercial agreements. These memoranda of understanding were as follows:

•	A memorandum of understanding among Air Canada Technical Services, or ACTS, America West Airlines, Inc. and US Airways, Inc. in anticipation of definitive agreements under which ACTS will, consistent with prior existing constraints, have the opportunity to provide, for a term of five years, all aircraft engine, aircraft component, and aircraft heavy maintenance for America West Airlines, Inc. and US Airways, Inc. to the extent that it can do so on a competitive basis versus other providers taking into consideration price, terms and conditions. As part of these arrangements, ACTS will have right of first offer with respect to maintenance-related facilities or equipment to be sold by America West Airlines, Inc. and US Airways, Inc. The parties will also enter into an agreement under which ACTS will subcontract with America West Airlines, Inc. and US Airways, Inc. to provide on-call aircraft maintenance services to Air Canada in the United States and America West Airlines, Inc. and US Airways, Inc. will contract with ACTS to provide each of them with on-call aircraft maintenance services in Canada;

•	A memorandum of understanding among ACE Aviation Holdings Inc., America West Holdings and US Airways Group under which, in the event that the merged entity plans to increase the number of 70 or 90 seat regional jet U.S. — Canada trans-border flights operated as US Airways Express or America West Express, then Air Canada Jazz will have the right, for a period of five years from the date of the closing, to provide those flights using its 70 or 90 seat jet aircraft provided that Jazz is competitive on price, terms and conditions and subject to entry into a definitive agreement thereon comparable to those in effect with carriers operating as US Airways Express or America West Express as well as obtaining necessary regulatory and labor approvals;

•	A memorandum of understanding among Air Canada, America West Airlines, Inc., and US Airways, Inc. in anticipation of and subject to entry into definitive agreements for five year terms, but not beyond five years from the date of the closing, under which each of America West Airlines, Inc. and US Airways, Inc. may provide certain airport facilities and ground handling services in the United States to Air Canada and under which Air Canada may provide certain ground handling services in Canada to America West Airlines, Inc. and US Airways, Inc.; and

•	A memorandum of understanding among Air Canada, America West Airlines, Inc., and US Airways, Inc. in anticipation of a definitive agreement under which each will operate flights under the others’ codes, commonly known as a “code share agreement.”

      Execution and delivery of definitive commercial agreements based on the terms described above was a condition to each party’s obligations under the investment agreement with ACE. Definitive commercial agreements were executed at the closing of the merger on the date of this prospectus.
Participation Agreements with Par Investment Partners, L.P. and Peninsula Investment Partners, L.P.
      As a condition to their willingness to enter into investment agreements, America West Holdings entered into participation agreements with each of Par Investment Partners, L.P. and Peninsula Investment Partners, L.P. in connection with the execution and delivery of their respective investment agreements. The participation agreements were amended on July 7, 2005 and have been filed as exhibits to the registration statement of which this prospectus forms a part. The participation agreements, as amended, provided that, unless the merger agreement was terminated by US Airways Group or America West Holdings because America West Holdings entered into a superior alternative business combination transaction, neither Par Investment Partners, L.P. nor Peninsula Investment Partners, L.P. would make, directly or indirectly, any debt or equity investment in US Airways Group or provide, directly or indirectly, equity or debt financing, in either case for the purposes of funding a reorganization, business combination transaction or stand-alone plan of US Airways Group with respect to which America West Holdings was not involved. The amended participation agreements also provided that, subject to certain limitations, in the event America West Holdings was a party to or otherwise involved in an alternative reorganization or business combination transaction involving the sale of New US Airways Group common stock at a price greater than $15.00 per share and the transactions contemplated by the Par and Peninsula investment agreements were not consummated, America West Holdings would cause the merger agreement (or other applicable agreement) or the plan of reorganization to provide that, at the closing of such an alternative transaction, New US Airways Group would issue to Par and Peninsula, shares of New US Airways Group common stock (valuing those shares at $15.00 per share for such purpose) representing an aggregate of 11.2% of the additional pre-investment value of the alternative transaction, less any shares of New US Airways Group common stock previously issued to them pursuant to the equity participation. For purposes of the amended participation agreements, additional pre-investment value means the amount equal to: (A) $15.00, multiplied by (B) (x) the total number of shares of New US Airways Group common stock that would have been issued in the alternative reorganization or business combination transaction had the transaction been made at $15.00 per share minus (y) the total number of shares of New US Airways Group common stock issued in such transaction. Par received 101,818 shares in connection with the participation agreements.
The Stockholders Agreement
      The investment agreements contemplated that, at the closing of the merger, each new equity investor and US Airways Group would enter into a stockholders agreement. The stockholders agreement was executed by each of the new equity investors at the closing of the merger on the date of this prospectus. The stockholders agreement provides that, subject to certain exceptions, each equity investor agrees not to transfer any of the shares of New US Airways Group common stock acquired pursuant to the investment agreements until six months following the closing under the investment agreements and that New US Airways Group will provide certain customary registration rights to the equity investors, including certain fees if we are not able to cause a registration statement to become effective in the agreed upon time period. The stockholders agreement also provides for the appointment of up to three individuals designated by certain of the equity investors to be appointed to the board of directors of New US Airways Group on the date which is two business days after the effective time of the merger for a three-year term. In the case of ACE, the stockholders agreement provides that (i) for so long as ACE holds at least 66.67% of the number of shares of New US Airways Group common stock acquired pursuant to its investment agreement, referred to as the ACE director threshold, ACE will be entitled to designate a director nominee for successive three-year terms and (ii) if ACE falls below the ACE director threshold, ACE will cause its director designee to resign from the board of directors. In the case of the equity investors other than ACE which are entitled as of the effective time of the merger to designate a director to the board of directors of New US Airways Group, the stockholders agreement provides that (i) for so long as that investor holds at least 35% of the number of shares of New US Airways Group common stock acquired pursuant to its investment agreement, referred to as the designating investor threshold, that equity investor will be entitled to designate a director nominee for successive three-year terms and (ii) if any such equity investor falls below the designating director threshold, the designee of that equity investor will serve the remainder of that designee’s term as a director, but that equity investor will no longer have the right to designate a director nominee under the stockholders agreement.
      The form of stockholders agreement is attached as an exhibit to the registration statement of which this prospectus forms a part. This description of the stockholders agreement is qualified in its entirety by reference to the full text of the stockholders agreement.

DESCRIPTION OF CAPITAL STOCK OF NEW US AIRWAYS GROUP
      The following summary of certain provisions of our common stock is not intended to be complete and is qualified by reference to the provisions of applicable law and to the form of our amended and restated certificate of incorporation and the form of our amended and restated bylaws included as exhibits to this registration statement.
Authorized Capital Stock
      Our authorized capital stock consists of 200 million shares of common stock, par value $0.01 per share.
Voting Rights
      The holders of New US Airways Group common stock are entitled to one vote per share on all matters submitted to a vote of common stockholders, except that voting rights of non-U.S. citizens are limited to the extent that the shares of common stock held by such non-U.S. persons would otherwise be entitled to more than 24.9% of the aggregate votes of all outstanding equity securities of New US Airways Group. Holders of common stock have no right to cumulate their votes. The common stock is listed on the NYSE. Holders of common stock participate equally as to any dividends or distributions on the common stock.
Stock Certificates
      Our bylaws provide that our board of directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock will be uncertificated shares.
Number of Directors
      Our certificate of incorporation provides that our board of directors will consist of not less than one nor more than 15 directors, the exact number of which will be fixed from time to time by resolution adopted by a majority of our board of directors.
Classification of Board of Directors
      Our certificate of incorporation classifies the board of directors into three separate classes, consisting as nearly equal in number as may be possible of one-third of the total number of directors constituting the entire board of directors, with staggered three-year terms. If the number of directors is changed, any increase or decrease will be apportioned across classes in order for the classes to remain as nearly equal as possible.
Removal of Directors
      Our certificate of incorporation provides that any director may be removed only “for cause,” and by the affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding capital stock entitled to vote for the election of directors.
Vacancies on the Board of Directors
      Our certificate of incorporation provides that, except as may be otherwise provided pursuant to the stockholders agreement or other contracted obligations of New US Airways Group, any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring on the board of directors may be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of that class will hold office for a term that coincides with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as his or her predecessor.

Foreign Ownership Limitation
      Our certificate of incorporation and bylaws provide limits of the voting and ownership of our equity securities owned or controlled by persons who are not citizens of the United States in order to comply with U.S. law and related rules and regulations of the U.S. Department of Transportation. Any equity securities owned by non-U.S. persons having in excess of 24.9% of the voting power of our outstanding equity securities will have their voting rights automatically suspended in reverse chronological order based upon the date of registration in our foreign stock record. In addition, any attempt to transfer equity securities to a non-U.S. person in excess of 49.9% of our outstanding equity securities will be void and of no effect and will not be recorded in our books and records.
Stockholder Action by Written Consent
      Our certificate of incorporation provides that no stockholder action may be taken except at an annual or special meeting of stockholders and that stockholders may not take any action by written consent.
Amendment to Certificate of Incorporation
      Our certificate of incorporation provides that we reserve the right to amend, alter, change or repeal any provision contained in our certificate of incorporation in a manner in keeping with the certificate of incorporation or the Delaware General Corporation Law, or DGCL, and that all rights conferred upon stockholders are granted subject to that reservation.
      Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of the shares entitled to vote for the election of directors to amend, alter, change, repeal or adopt any provision as part of the certificate of incorporation inconsistent with the purpose and intent of Articles V (Board of Directors), VIII (No Written Consent), X (Amendment of Bylaws) or XI (Amendment of the Certificate of Incorporation) of the certificate of incorporation.
Amendment of Bylaws
      Our certificate of incorporation provides that an affirmative vote of at least a majority of the board of directors or the affirmative vote of at least 80% of the voting power of the shares entitled to vote for the election of directors will be required to adopt, amend, alter or repeal our bylaws.
Special Meeting of Stockholders
      Our certificate of incorporation provides that special meetings of the stockholders may be called by:

•	the chairman of the board of directors; or

•	the secretary, at the written request or by a resolution adopted by the affirmative vote of a majority of the board of directors.
Quorum
      Our certificate of incorporation and bylaws provide that the holders of a majority of the capital stock issued, outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, will constitute a quorum at any meeting of the stockholders held for the purpose of electing directors.
Notice of Stockholder Meeting
      Our bylaws provide that written notice of meetings of stockholders, stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at that meeting, and, in the case of a special meeting, the purpose(s) for which the meeting is called, must be given to each stockholder of record entitled to vote whenever stockholders are required or permitted to take any action at any meeting. The secretary must provide such notice not less than 10 nor more than 60 days before the date of the meeting.

Delivery & Notice Requirements of Stockholder Nominations and Proposals
      Our bylaws provide that at any annual stockholders’ meeting only such business may be transacted as has been:

•	specified in the notice of meeting or any supplement thereto;

•	given by or at the direction of the board or any duly authorized committee thereof;

•	otherwise properly brought by or at the direction of the board of directors or any duly authorized committee thereof; or

•	otherwise properly brought by any stockholder of New US Airways Group (A) who is a stockholder of record on the date of the giving of the notice provided for in the bylaws and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting, and (B) who complies with the notice procedures set forth in the bylaws.
      For a proposal, other than nominations of persons for election to the board of directors, to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely written notice thereof to the secretary of New US Airways Group and such business must be a proper matter for stockholder action.
      To be timely, a stockholder’s notice must be delivered to or mailed to, and received by, the secretary at our principal executive offices:

•	not less than 90 calendar days nor more than 120 calendar days prior to the anniversary date of the immediately preceding annual meeting of stockholders; or

•	in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.
      Our bylaws also provide that, for business to be properly brought before a special meeting of stockholders, other than nominations of persons for election to the board of directors, a stockholder must give timely written notice thereof to the secretary of New US Airways Group.
      To be timely, a stockholder’s written notice must be received by the secretary at our principal executive offices at least 10 days prior to the first public notice of the special meeting.
      A stockholder’s written notice to the secretary for either an annual meeting or a special meeting must set forth:

•	a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting;

•	the name and address of record of the stockholder proposing that business;

•	the class and number of our shares which are beneficially owned by the stockholder;

•	the dates upon which the stockholder acquired those shares;

•	documentary support for any claim of beneficial ownership;

•	a description of all arrangements or understandings between the stockholder and any other person or persons (including their names) in connection with the proposal and any material interest of the stockholder in the business;

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting;

•	a statement in support of the matter; and

•	for proposals sought to be included in the proxy statement, any other information required by Rule 14a-8 under the Exchange Act.
      Our bylaws also provide that no business may be conducted at any stockholders’ meeting except business brought before the meeting in accordance with the procedures set forth in the bylaws. If the chairman of the meeting determines that business was not properly brought before the meeting, the chairman will declare that the business was not properly brought and such business will not be considered or transacted.
Preemptive Rights
      Our certificate of incorporation does not grant any preemptive rights.
Dividends
      Our certificate of incorporation provides that stockholders are entitled to receive such dividends and other distributions in cash, stock or property of New US Airways Group when, as and if declared thereon by the board of directors from time to time out of assets or funds legally available therefor.
      Our bylaws provide that dividends, if any, may be declared by the board of directors at any regular or special meeting of the board (or any action by written consent in lieu thereof) and may be paid in cash, property or shares of New US Airways Group’s capital stock. Before payment of any dividend, the directors may set aside a portion of the funds available for dividends such as the board of directors, in its absolute discretion, deems proper as a reserve fund. Also, the board of directors may modify or abolish any such reserve.
Limitation of Personal Liability of Directors
      Our certificate of incorporation provides that no director will be personally liable to New US Airways Group or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.
      Our certificate of incorporation further provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.
Indemnification of Officers & Directors
      Our certificate of incorporation provides that New US Airways Group:

•	will indemnify its directors and officers to the fullest extent authorized or permitted by law. This right to indemnification continues even after a person has ceased to be a director or officer and inures to the benefit of his or her heirs, executors and personal and legal representatives. Subject to applicable law, the right to indemnification includes the right to be paid the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition; and

•	may, to the extent authorized by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents similar to those conferred on directors and officers.
      Except for proceedings to enforce rights to indemnification, New US Airways Group is not obligated to indemnify any director or officer or his or her heirs, executors or personal or legal representatives in connection with a proceeding or part thereof initiated by that person unless the proceeding or part thereof was authorized or consented to by the board of directors.
      Our certificate of incorporation also provides that the rights to indemnification and to the advance of expenses are not exclusive of any other right which any person may have or acquire under the certificate of incorporation, the bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

      Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
No Stockholder Rights Plan
      We do not have a stockholder rights plan.
Business Combinations
      Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing changes in control if our board of directors determines that those changes in control are not in the best interests of New US Airways Group and its stockholders. These provisions include, among other things, the following:

•	a classified board of directors with three-year staggered terms;

•	advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;

•	the ability of New US Airways Group’s board of directors to fill vacancies on the board;

•	a prohibition against stockholders taking action by written consent;

•	a prohibition against stockholders calling special meetings of stockholders;

•	requiring the approval of holders of at least 80% of the voting power of the shares entitled to vote in the election of directors for the stockholders to amend the amended and restated bylaws; and

•	super majority voting requirements to modify or amend specified provisions of New US Airways Group’s amended and restated certificate of incorporation.
      These provisions are not intended to prevent a takeover, but are intended to protect and maximize the value of our stockholders’ interests. While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable our board of directors to prevent a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.
      In addition, Section 203 of the DGCL protects publicly-traded Delaware corporations, such as New US Airways Group, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.
      A corporation may elect not to be governed by Section 203 of the DGCL. Neither our certificate of incorporation nor our bylaws contain this election. Therefore, we are governed by Section 203 of the DGCL.

SHARES ELIGIBLE FOR FUTURE SALE
      Future sales of substantial amounts of New US Airways Group common stock, including shares issued upon exercise of options or warrants, in the public market after this offering, or the perception that those sales could occur, could adversely affect the prevailing market price of New US Airways Group common stock.
      Upon the completion of this offering and the merger there will be approximately 68,263,680 shares of New US Airways Group common stock outstanding. Except as set forth below, all shares of New US Airways Group common stock outstanding after this offering will be freely tradeable without restriction or further registration under the Securities Act unless held by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Unless otherwise registered under the Securities Act, sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.
America West Holdings Stockholders
      At the effective time of the merger, subject to certain conditions, each share of America West Holdings Class A common stock issued and outstanding immediately prior to the effective time was converted into the right to receive 0.5362 of a share of New US Airways Group common stock. At the effective time of the merger, each share of America West Holdings Class B common stock issued and outstanding immediately prior to the effective time was converted into the right to receive 0.4125 of a share of New US Airways Group common stock. 15,086,113 shares of New US Airways Group common stock were issued to the America West Holdings Class A and Class B common stockholders.
      The shares of New US Airways Group common stock to be issued in connection with the merger were registered under the Securities Act and are freely transferable, except for shares of New US Airways Group common stock issued to any person who is deemed to be an “affiliate” of America West Holdings under the Securities Act prior to the completion of the merger. Persons who may be deemed to be “affiliates” of America West Holdings prior to the completion of the merger include individuals or entities that control, are controlled by, or are under common control with, America West Holdings prior to the merger, and may include officers and directors, as well as significant stockholders, of America West Holdings prior to the merger. The same restrictions apply to the spouses and certain relations of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Affiliates of America West Holdings prior to the merger may not sell any of the shares of New US Airways Group common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.
Unsecured Creditors
      Under the plan of reorganization, 8,212,121 shares of New US Airways Group common stock will be distributed to certain holders of general unsecured claims. These shares include the shares to be issued to the PBGC and ALPA. ALPA will also receive options to purchase an additional 1,100,000 shares of New US Airways Group common stock. We are relying, based on the confirmation order we received from the bankruptcy court, on Section 1145(a)(1) of the bankruptcy code to exempt from the registration requirements of the Securities Act the offer and sale of New US Airways Group common stock to certain general unsecured creditors.
      Section 1145(a)(1) of the bankruptcy code exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act and state laws if three principal requirements are satisfied:

•	the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in joint plan of reorganization with the debtor or of a successor to the debtor under the plan of reorganization;

•	the recipients of the securities must hold claims against or interests in the debtor; and

•	the securities must be issued in exchange, or principally in exchange, for the recipient’s claim against or interest in the debtor.
      The debtors believe that the offer and sale of New US Airways Group common stock under the plan of reorganization to holders of claims against the debtors satisfies the requirements of Section 1145(a)(1) of the bankruptcy code and is, therefore, exempt from registration under the Securities Act and state securities laws.
      To the extent that New US Airways Group common stock is issued under the plan of reorganization and is covered by Section 1145(a)(1) and (2) of the bankruptcy code, it may be resold without registration unless, as more fully described below, the holder is an “underwriter” with respect to those securities. Generally, Section 1145(b)(1) of the bankruptcy code defines an “underwriter” as any person who:

•	purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under a plan of reorganization for the holders of those securities;

•	offers to buy those securities from the holders of the securities, if the offer to buy is:

•	with a view to distributing those securities; and

•	under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

•	is an “issuer” with respect to the securities, as the term “issuer” is defined in Section 2(11) of the Securities Act.
      Under Section 2(11) of the Securities Act, an “issuer” includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control of the issuer.
      To the extent that persons who receive New US Airways Group common stock pursuant to the plan of reorganization are deemed to be “underwriters” as defined in Section 1145(b) of the bankruptcy code, resales by those persons would not be exempted by Section 1145 of the bankruptcy code from registration under the Securities Act or other applicable law. Those persons would, however, be permitted to sell the New US Airways Group common stock or other securities without registration if they are able to comply with the provisions of Rule 144 under the Securities Act, as described further below.
      Whether or not any particular person would be deemed to be an “underwriter” with respect to New US Airways Group common stock or other security to be issued pursuant to the plan of reorganization would depend on various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person receiving New US Airways Group common stock or other securities under the plan of reorganization would be an “underwriter” with respect to the New US Airways Group common stock or other securities.
      Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, we make no representation concerning the right of any person to trade in New US Airways Group common stock or other securities. We recommend that potential recipients of New US Airways Group common stock or other securities consult their own counsel concerning whether they may freely trade New US Airways Group common stock or other securities without compliance with the Securities Act, the Exchange Act or similar state and federal laws.
Equity Investors
      Several equity investors agreed, pursuant to separate investment agreements entered into with US Airways Group and America West Holdings, to provide $565 million of new cash investments to New US Airways Group in exchange for shares of New US Airways Group common stock. These investments include the conversion of the $125 million debtor in possession facility provided by Eastshore into shares of New US Airways Group common stock at the effective time of the plan of reorganization. The debtors believe that the offer and sale of New US Airways Group common stock to the new equity investors are exempt from registration requirements pursuant to Section 4(2) of the Securities Act and, to the extent that shares of New US Airways Group common stock were issued in exchange for the conversion of the $125 million debtor in possession facility provided by Eastshore, pursuant to Section 1145(a)(1) of the bankruptcy code, as described above. Approximately 36.5 million shares of New US Airways Group common stock were issued to the equity investors upon completion of the merger. In addition, each equity investor has been granted an option to purchase additional shares of New US Airways Group at $15.00 per share, as discussed in more detail in the section entitled “The New Equity Investments.”
      In connection with the equity investments, each of the equity investors entered into a stockholders agreement that prohibits the equity investors’ sale of New US Airways Group common stock for a period of six months following the closing date of the investment. In addition, in accordance with the terms of the stockholders agreement, within 45 days of the closing date of the investment, we are required to file with the SEC a shelf registration statement covering the resale of the New US Airways Group common stock issued to the investors in connection with their investment, including any shares issued upon exercise of an investor’s option.
Rule 144
      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of New US Airways Group common stock for at least one year from the later of the date those shares of common stock were acquired from us or one of our affiliates would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of New US Airways Group common stock then outstanding, which will equal approximately 682,637 shares immediately after this offering; or

•	the average weekly trading volume of the New US Airways Group common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
      Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about us.
      A person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell those shares under Rule 144(k) without complying with the volume limitations, manner-of-sale provisions, public information or notice requirements of Rule 144. Rule 144 also provides that affiliates who are selling shares that are not restricted securities must nonetheless comply with the same volume limitations, manner-of-sale provisions, public information or notice requirements applicable to the sale of restricted securities described above in this paragraph.
Stock Options and Other Stock Awards
      In connection with the merger, each outstanding America West Holdings stock option was converted into an option to purchase the number of shares of New US Airways Group common stock that is equal to the product of the number of shares of America West Holdings Class B common stock that could have been purchased before the merger upon the exercise of the option multiplied by 0.4125 and rounded up to the nearest whole share. Each America West Holdings stock option will continue to be governed by the same terms and conditions as were applicable under that America West Holdings stock option immediately prior to the effective time of the merger, including its vesting schedule, if any, and expiration date.
      At the effective time of the merger, each right of any kind, contingent or accrued, to acquire or receive shares of America West Holdings Class B common stock or benefits measured by the value of America West Holdings Class B common stock, and each award of any kind consisting of shares of America West Holdings

Class B common stock that may be held, awarded, outstanding, payable or reserved for issuance under any America West Holdings stock plans or benefit plans, other than America West Holdings stock options, was deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of New US Airways Group common stock obtained by multiplying the number of America West Holdings Class B common stock subject to that award immediately prior to the effective time of the merger by the exchange ratio of 0.4125, and each such right will otherwise be subject to the terms and conditions applicable to that right under the relevant America West Holdings stock plan or other benefit plan.
      Upon completion of the merger, options and other rights exercisable for a total of 4,205,009 shares of New US Airways Group common stock were outstanding.
      In addition, the plan of reorganization contemplates the creation of a management compensation plan, under which shares of New US Airways Group common stock, or options or other awards to purchase shares of New US Airways Group common stock, can be issued to management and other employees of New US Airways Group. New US Airways Group may reserve up to 12.5% of the outstanding shares of New US Airways Group common stock for issuance under the management compensation plan.
      We expect to file registration statements on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under the stock plans. Upon filing of the Forms S-8 applicable to each stock plan, the shares will be freely tradeable in the public market, subject to Rule 144 limitations applicable to affiliates.
Warrants
      In connection with the merger, each outstanding America West Holdings warrant was converted into a warrant to purchase the number of shares of New US Airways Group common stock that is equal to the product of the number of shares of America West Holdings Class B common stock that could have been purchased before the merger upon the exercise of the warrant multiplied by 0.4125 and rounded up to the nearest whole share. Each America West Holdings warrant will continue to be governed by the same terms and conditions as were applicable under that America West Holdings warrant immediately prior to the effective time of the merger, including its vesting schedule, if any, and expiration date.
      Upon completion of the merger, warrants exercisable for a total of 8,122,682 shares of New US Airways Group common stock were outstanding. In addition, the ATSB is entitled to certain anti-dilution adjustments under the terms of the warrants it holds which could result in its warrants being exercisable for additional shares of New US Airways Group common stock.
      We have had discussions with the ATSB regarding a proposed repurchase of its warrants to acquire 7,735,770 shares of New US Airways Group common stock following completion of this offering. If mutually acceptable terms can be reached, definitive agreements relating to the repurchase would be subject to approval by the new board of directors of New US Airways Group. Any proposed repurchase price would take into account the market price of the New US Airways Group common stock, the exercise price of the warrants and the option value of the warrants. The ATSB warrants have an exercise price of $7.27 per share of New US Airways Group common stock and expire January 2012. There can be no assurance that we will reach agreement with the ATSB to repurchase its warrants.
7.25% Senior Exchangeable Notes
      Completion of the merger constituted a “change of control” under America West Airlines, Inc.’s outstanding 7.25% Senior Exchangeable Notes due 2023 and will require America West Airlines, Inc. to make an offer to purchase those notes within 30 days after the effective time of the merger at a purchase price of $343.61 per $1,000 principal amount at maturity. Under the terms of the notes and the related guarantee and exchange agreement, America West Airlines, Inc.’s obligation to purchase those notes may be satisfied at America West Holdings’ election by delivery of shares of New US Airways Group common stock having a “fair market value” of not less than $343.61 per $1,000 principal amount at maturity for a total of

$86.8 million plus an additional $1.1 million of accrued but unpaid interest. For this purpose “fair market value” means 95% of the average market price of the New US Airways Group common stock calculated over the five business days ending on the third business day before the purchase date.
      Assuming a “fair market value” of $15.68 per share, and full exercise of exchange option under the indenture governing the notes, notes exercisable for a total of 5,606,196 shares of New US Airways Group will be outstanding following completion of the merger.
7.5% Convertible Senior Notes
      In connection with the closing of the government guaranteed loan and the related transactions, America West Holdings issued $104.5 million of 7.5% convertible senior notes due 2009. These notes are convertible into shares of New US Airways Group common stock. The 7.5% convertible senior notes will mature on January 18, 2009 unless earlier converted or redeemed. Up to approximately 3,860,162 shares of New US Airways Group common stock are issuable upon conversion of the America West Holdings 7.5% convertible senior notes due 2009.
Other Convertible Notes
      New US Airways Group may issue, in a separate private offering to qualified institutional buyers, convertible notes in an aggregate principal amount of up to $125 million, excluding any possible exercise of the overallotment option by the initial purchaser. If issued, 6,060,606 shares of New US Airways Group common stock are issuable upon conversion of such convertible notes, excluding shares issuable upon conversion of any notes issued pursuant to the initial purchaser’s overallotment option.

UNDERWRITING
      Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.

Total	8,500,000

      Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
      The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $          per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.
      The following table shows the public offering price, underwriting discount and the proceeds before expenses to us.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to New US Airways Group	$	$	$
      The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.
Overallotment Option
      We have granted an option to the underwriters to purchase up to 1,275,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities
      We, our executive officers, directors and certain of our stockholders have agreed, with certain exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. We have agreed not to waive or amend any existing lockup agreements with the equity investors for 180 days, or the PBGC for five months, after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery or other securities, in cash or otherwise.
      This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Electronic Distribution
      Certain of the underwriters will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. These underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on websites maintained by these underwriters. Other than the prospectus in electronic format, the information on these underwriters’ websites is not a part of this prospectus.
Price Stabilization, Short Positions and Penalty Bids
      Until the distribution of the shares is completed, rules of the SEC may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
      In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the overallotment option.
      Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.
      The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriter’s short position or to stabilize the purchase of such shares, they may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
      The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and have received customary fees and commissions from us. Merrill Lynch is also the initial purchaser with respect to our separate private offering of convertible notes and is structuring advisor to America West Holdings. Merrill Lynch has received, and will receive, customary fees and commissions for these transactions. Affiliates of Citigroup Global Markets Inc. are acting as an administrative agent, primary Tranche A lender and alternate Tranche A lender under the ATSB guaranteed loan to US Airways, Inc. and as agent and initial lender under the ATSB guaranteed loan to America West Airlines, Inc. These affiliates of Citigroup Global Markets Inc. may in the future receive fees and commissions that are customary for these transactions.

INFORMATION WITH RESPECT TO US AIRWAYS GROUP, INC. PRIOR TO THE MERGER
Business

Overview
      US Airways Group is a corporation organized under the laws of the State of Delaware. US Airways Group’s executive offices are located at 2345 Crystal Drive, Arlington, Virginia 22227 (telephone number (703) 872-7000). US Airways Group’s internet address is www.usairways.com.
      US Airways Group’s primary business activity is the operation of a major network air carrier, which, prior to the merger, it accomplished through its ownership of the common stock of US Airways, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc., Material Services Company, Inc., Airways Assurance Limited, and, until July 1, 2004, Allegheny Airlines, Inc. Effective July 1, 2004, Allegheny Airlines merged with Piedmont Airlines, with Piedmont Airlines as the surviving entity. On May 12, 2005, US Airways Group created Barbell Acquisition Corp. in connection with its merger with America West Holdings.
      As discussed in more detail below, on September 12, 2004, the debtors filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States bankruptcy court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 04-13823-SSM).
      US Airways, Inc., which is also a corporation organized under the laws of the State of Delaware, was US Airways Group’s principal operating subsidiary prior to the merger. US Airways, Inc. is a certificated air carrier engaged primarily in the business of transporting passengers, property and mail. US Airways, Inc. enplaned approximately 42 million passengers in 2004 and was the seventh largest U.S. air carrier, based on ASMs. As of June 30, 2005, US Airways, Inc. operated 268 jet aircraft and 25 regional jet aircraft (see the section entitled “Properties” below for additional information related to aircraft operated by US Airways, Inc.) and provided regularly scheduled service at 101 airports in the continental United States, Canada, the Caribbean, Latin America and Europe. For information concerning operating revenue in US Airways Group’s principal geographic areas, see note 11 to the consolidated financial statements of US Airways Group included in its Annual Report on Form 10-K attached as an annex to this prospectus.
      Certain air carriers have code share arrangements with US Airways, Inc. to operate under the trade name US Airways Express. Typically, under a code share arrangement, one air carrier places its designator code and sells tickets on the flights of another air carrier, referred to as its code share partner. US Airways Express carriers are an integral component of US Airways Group’s operating network. Due to the relatively small local traffic base at some of its hubs, US Airways, Inc. has historically relied heavily on feed traffic from its US Airways Express affiliates, which carry passengers from low-density markets that are uneconomical for US Airways, Inc. to serve with large jets, to US Airways, Inc.’s hubs. As of June 30, 2005, the US Airways Express network operated 181 regional jet aircraft and 109 turboprop aircraft and served 133 airports in the continental United States, Canada and the Bahamas, including 51 airports also served by US Airways, Inc. During 2004, US Airways Express air carriers enplaned approximately 15.2 million passengers, approximately 48% of whom connected to US Airways Group’s flights. Of these 15.2 million passengers, approximately 6.2 million were enplaned by US Airways Group’s wholly owned regional airlines, PSA Airlines, Inc. and PSA Airlines, Inc., approximately 7.4 million were enplaned by third-party carriers operating under capacity purchase agreements and approximately 1.6 million were enplaned by carriers operating under prorate agreements, as described below.
      The US Airways Express code share arrangements are either in the form of capacity purchase or prorate agreements. The two wholly owned regional airlines and the regional jet affiliate operators are capacity purchase relationships. The wholly owned subsidiary PSA Airlines, Inc. operated 49 regional jets as of June 30, 2005, while the wholly owned subsidiary Piedmont Airlines, Inc. operated 59 turboprop aircraft as of June 30, 2005. The regional jet affiliates with capacity purchase agreements are Chautauqua Airlines, Inc., which operated 35 regional jets as US Airways Express as of June 30, 2005; Mesa Airlines, Inc., which operated 59 regional jets as US Airways Express as of June 30, 2005; and Trans States Airlines, Inc., which operated 13 regional jets as US Airways Express as of June 30, 2005. Air Wisconsin Airlines Corporation

will also begin operating 70 regional jets under a capacity purchase agreement in August 2005. The capacity purchase agreements provide that all revenues, including passenger, mail and freight revenues, go to US Airways, Inc. In return, US Airways, Inc. agrees to pay predetermined fees to these airlines for operating an agreed upon number of aircraft, without regard to the number of passengers on board. In addition, these agreements provide that certain variable costs, such as fuel and airport landing fees, will be reimbursed 100% by US Airways, Inc. US Airways, Inc. controls marketing, scheduling, ticketing, pricing and seat inventories. The regional jet capacity purchase agreements have expiration dates between 2008 to 2013 and provide for optional extensions at US Airways Inc.’s discretion. Certain other regional jet agreements are expected to be amended as a result of the Air Wisconsin agreement. The carriers with prorate agreements are non-owned turboprop operators and include all or a portion of the turboprop operations of Colgan Airlines, Inc., which operated 28 turboprops as US Airways Express as of June 30, 2005; Trans States Airlines, which operated 8 turboprops as US Airways Express as of June 30, 2005; and Air Midwest, Inc., which operated 14 turboprops as US Airways Express as of June 30, 2005. Under the prorate agreements the prorate carriers pay certain service fees to US Airways, Inc. and to receive a prorated share of revenue for connecting customers. US Airways, Inc. is responsible for pricing and marketing of connecting services to and from the prorate carrier. The prorate carrier is responsible for pricing and marketing the local, point to point markets, and is responsible for all costs incurred operating the aircraft. All US Airways Express carriers use US Airways, Inc.’s reservation systems, and have logos, service marks, aircraft paint schemes and uniforms similar to those of US Airways, Inc.
      In April 2004, MidAtlantic Airways, US Airways, Inc.’s regional jet division, began operating as part of the US Airways Express network. As of June 30, 2005, MidAtlantic Airways operated 25 Embraer ERJ-170 regional jets with 72 seats. MidAtlantic Airways served approximately one million passengers in 2004. On June 23, 2005, US Airways, Inc. exercised its option under its agreement with Republic Airways Holdings, Inc. and Wexford Capital LLC to sell the assets of MidAtlantic Airways, including the regional jets, a flight simulator and certain commuter slots at Ronald Reagan Washington National Airport and LaGuardia Airport. Upon completion of the sale, Republic Airways Holdings entered into a regional jet service agreement that continues the operation of the aircraft as a US Airways Express carrier under a capacity purchase agreement and will lease the slots back to US Airways, Inc.
      US Airways Group’s major connecting hubs prior to the merger were at airports in Charlotte and Philadelphia. US Airways Group also has substantial operations at Boston’s Logan International Airport, New York’s LaGuardia Airport, Pittsburgh International Airport, and Washington D.C.’s Ronald Reagan Washington National Airport. Measured by departures, US Airways, Inc. is among the largest at each of the foregoing airports. US Airways, Inc. is also a leading airline from the Northeast United States to Florida. US Airways, Inc.’s East coast-based hubs, combined with its strong presence at many East coast airports, have made it among the largest intra-East coast carriers, comprising approximately 30% of the industry’s intra-East coast revenues based on the most recent industry revenue data available.
      For the years ended December 31, 2004, 2003 and 2002, passenger revenues accounted for approximately 89%, 90% and 90%, respectively, of US Airways Group’s consolidated operating revenues. Cargo revenues and other sources accounted for 11%, 10% and 10% of US Airways Group’s consolidated operating revenues in 2004, 2003 and 2002, respectively. US Airways Group’s results are seasonal with operating results typically highest in the second and third quarters due to US Airways, Inc.’s combination of business traffic and North-South leisure traffic in the eastern United States during those periods.
      Material Services Company and Airways Assurance Limited operate in support of US Airways Group’s airline subsidiaries in areas such as the procurement of aviation fuel and insurance.

Prior Bankruptcy
      Each of the debtors in the current Chapter 11 cases had previously filed a voluntary petition for relief under Chapter 11 in the United States bankruptcy court for the Eastern District of Virginia (Case Nos. 02-83984-SSM through 02-83991-SSM) on August 11, 2002, which we sometimes refer to as the prior bankruptcy. The debtors emerged from the prior bankruptcy under a plan of reorganization that was confirmed pursuant to an order of the bankruptcy court on March 18, 2003 and became effective on March 31, 2003. The 2003 plan of reorganization constituted a separate plan of reorganization for each of US Airways Group and its domestic subsidiaries, which we sometimes refer to as the filing entities. In accordance with the bankruptcy code, the 2003 plan of reorganization divided claims against, and interests in, each of the filing entities into classes according to their relative seniority and other criteria and provided the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agreed to a less favorable treatment of its claim or interest. Among other things, the 2003 plan of reorganization generally provided for full payment of all allowed administrative and priority claims, and the distribution of shares, or warrants to purchase shares, of new equity in the reorganized US Airways Group, Inc. to the ATSB, the Retirement Systems of Alabama Holdings LLC, or RSA, US Airways Group’s management and labor unions, General Electric Capital Corporation and Bank of America, N.A., as well as to certain unsecured creditors of the filing entities, including the Pension Benefit Guaranty Corporation, or PBGC, in satisfaction of their allowed voting claims. Persons holding equity in US Airways Group prior to March 31, 2003 were not entitled to any distribution for their equity holdings under the 2003 plan of reorganization and their shares of common stock were cancelled. For a complete discussion of the distributions provided for under the 2003 plan of reorganization, you should refer to the 2003 plan of reorganization confirmed by the bankruptcy court on March 18, 2003 and filed with the SEC on April 2, 2003 as an exhibit to US Airways Group’s Current Report on Form 8-K dated March 18, 2003.
      On March 31, 2003, RSA invested $240 million in cash in the reorganized US Airways Group pursuant to an investment agreement, in exchange for approximately 36.2%, on a fully diluted basis, of the equity in the reorganized US Airways Group. As of March 31, 2003, in connection with its investment, RSA was granted a voting interest of approximately 71.6% in the reorganized US Airways Group and became entitled to designate and vote to elect eight of 15 directors to reorganized US Airways Group’s board of directors. See notes 10 and 12(a) in the notes to US Airways Group’s consolidated financial statements included in this prospectus for a summary of the equity structure following the prior bankruptcy and related party transactions with RSA.
Chapter 11 Proceedings
      In connection with and as a part of emergence from the prior bankruptcy in 2003, US Airways Group undertook a thorough review of its operations and significantly reduced its costs. US Airways Group also reduced its mainline capacity, realigned its network to maximize yield, initiated a business plan to use more regional jets and procured financing for these aircraft, and expanded its alliances with other carriers. However, after emerging from the prior bankruptcy, US Airways Group continued to incur substantial losses from operations. The primary factors contributing to these losses included the reduction in domestic industry unit revenue and significant increases in fuel prices. The downward pressure on domestic industry revenue is a result of the rapid growth of low-fare, low-cost airlines, the increased transparency of fares through Internet sources and other changes in fare structures that have resulted in substantially lower fares for many business and leisure travelers. The competitive environment continued to intensify throughout 2004, particularly in key markets such as Philadelphia, Washington, D.C., Boston and New York.
      Throughout the spring and summer of 2004, US Airways Group communicated with key stakeholders and the public its plan to transform US Airways, Inc. into a fully competitive and profitable airline. US Airways Group referred to this plan as the transformation plan. A key element of the transformation plan was significant reductions in labor costs through changes to US Airways Group’s collective bargaining agreements. US Airways Group aggressively sought the necessary agreements to allow full implementation of the transformation plan without the need for filing new Chapter 11 cases but was unable to do so in a timely manner. As a result of the recurring losses, declining available cash and risk of defaults or cross defaults under certain key financing and operating agreements, it was necessary for the debtors to file voluntary petitions for reorganization under Chapter 11 of the bankruptcy code on September 12, 2004.

      At hearings held on September 13, 2004, the bankruptcy court granted US Airways Group’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others, and entered orders granting permission to the debtors to, among other things:

•	pay employee wages and continue certain benefits, such as medical and dental insurance;

•	honor prepetition obligations to customers and continue customer programs, including US Airways, Inc.’s Dividend Miles program;

•	pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements;

•	assume certain contracts related to interline agreements with other airlines;

•	pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and

•	continue maintenance of existing bank accounts and existing cash management systems.
      The bankruptcy court also approved the interim agreement reached between US Airways Group, the ATSB and the lenders under the $1 billion loan, obtained upon emergence from the prior bankruptcy and substantially guaranteed by the ATSB, to allow US Airways Group continued use of the cash collateral securing the loan. This agreement is discussed in more detail below under “Financing during the Chapter 11 Proceedings.”
      Since filing for bankruptcy on September 12, 2004, US Airways, Inc. has achieved cost-savings agreements with all of its collective bargaining groups. Through a motion filed under Section 1113(e) of the bankruptcy code on September 24, 2004, US Airways, Inc. sought interim relief from collective bargaining agreements with the Air Line Pilots Association, or ALPA, the Association of Flight Attendants-Communications Workers of America, or the AFA, the Transport Workers Union, or the TWU, the Communications Workers of America, or the CWA, and the International Association of Machinists and Aerospace Workers, or the IAM. On October 15, 2004, the bankruptcy court approved 21% reductions to base rates of pay until February 15, 2005 or until entry of an order approving a new collective bargaining agreement or granting final relief under Section 1113(c) of the bankruptcy code. The bankruptcy court also approved reductions to pension contributions and certain work rule changes. The interim relief order did not apply to TWU, whose members reached and ratified collective bargaining agreements that were approved by the bankruptcy court prior to the interim relief going into effect. ALPA ratified its tentative agreement with US Airways, Inc. in October 2004, and subsequent bankruptcy court approval eliminated the need for interim relief as to pilots. Tentative collective bargaining agreements with the CWA and AFA were reached in December 2004 and were subsequently ratified and approved by the bankruptcy court. On January 6, 2005, the bankruptcy court approved US Airways, Inc.’s request to reject all three IAM collective bargaining agreements and approved the termination of US Airways, Inc.’s three defined benefit plans. The IAM subsequently ratified US Airways, Inc.’s cost-savings proposals on January 21, 2005. As part of these negotiations and subsequent ratifications, the two remaining defined benefit pension plans for collectively bargained groups were eliminated, and some groups had their defined contribution pension plans permanently reduced. In addition, the bankruptcy court also approved a settlement agreement between US Airways, Inc. and the court-appointed Section 1114 Committee, representing retirees other than those represented by the IAM and TWU, for the significant curtailment of postretirement medical benefits and other retiree benefits.
      On November 12, 2004, US Airways, Inc. filed a motion requesting a determination from the bankruptcy court that US Airways, Inc. satisfied the financial requirements for a “distress termination” of the Retirement Plan for Flight Attendants in the Service of US Airways, Inc., or the AFA pension plan, the Pension Plan for Employees of US Airways, Inc. Who Are Represented by the International Association of Machinists and Aerospace Workers, or the IAM pension plan, and the Retirement Plan for Certain Employees of US Airways, Inc., or the Certain Employees pension plan, under section 4041(c)(2)(B)(ii)(IV) of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and approval of each such plan’s termination. These plans were projected to have benefit obligations aggregating $2.7 billion and plan assets aggregating $1.7 billion as of September 30, 2004, the most recent valuation date. On January 6, 2005, the bankruptcy court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA pension plan and the IAM pension plan were terminated effective January 10, 2005 by agreement between the PBGC and US Airways Group. The Certain Employees pension plan was terminated effective January 17, 2005 by agreement between the PBGC and US Airways, Inc. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      Pursuant to the newly ratified collective bargaining agreements, US Airways, Inc. implemented voluntary furlough and termination programs across several of its employee groups. In the first and second quarters of 2005, US Airways Group recognized charges of $51 million and $4 million, respectively, associated with termination payments and health care benefits for approximately 2,700 employees participating in these voluntary programs. The majority of employees expected to participate in voluntary terminations notified US Airways, Inc. by March 31, 2005.
      In connection with the outsourcing of a portion of its aircraft maintenance and certain fleet service operations, the closing of its Pittsburgh reservation center, and the closing of certain airport clubs and city ticket offices, US Airways, Inc. involuntarily terminated or furloughed approximately 2,300 employees. In the first quarter of 2005, US Airways Group recognized a $44 million charge associated with contractual severance payments and healthcare benefits for those employees. Notification for the majority of planned involuntary terminations was completed in the first quarter of 2005.
      In addition to the cost savings achieved with labor groups, US Airways, Inc. also implemented pay and benefit reductions for its current management and other non-union employees, including reductions to base pay, elimination of jobs and modifications to vacation and sick time accruals. US Airways, Inc. also reduced the amount it contributes to its defined contribution pension plans on behalf of employees and implemented modifications to its postretirement medical benefits and other retiree benefits. The pay rate and defined contribution plan reductions went into effect October 11, 2004 and the reductions to retiree medical benefits became effective March 1, 2005.
      US Airways Group has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On December 17, 2004, the bankruptcy court approved US Airways Group’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. US Airways Group reached a comprehensive agreement with GE on aircraft leasing and financing and engine services, which provided US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. In June 2005, US Airways Group reached an agreement with GE on the terms and conditions of an agreement which amends and supplements certain provisions of the earlier agreement and provides for additional agreements regarding rent obligations under aircraft leases and the early redelivery of certain aircraft. The GE agreement was further amended in September 2005 to provide for a cash payment of $125 million by September 30, 2005 in lieu of the issuance of convertible notes to an affiliate of GE as originally contemplated in the GE agreement. US Airways Group also reached agreements with EMBRAER-Empresa Brasileira de Aeronautica SA and Bombardier, Inc. providing for continued use and operation of its aircraft, short term liquidity and new financing for regional jets, which were approved by the bankruptcy court in January 2005. Each of these agreements is discussed in detail below in “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
      In connection with the merger, US Airways Group and America West Holdings entered into a Memorandum of Understanding with Airbus which includes, among other things, adjustments to the delivery schedules for narrow-body and wide-body aircraft, a new order for twenty A350 wide-body aircraft for which Airbus has agreed to provide backstop financing for a substantial number of aircraft, substantial elimination of cancellation penalties on US Airways Group’s existing order for ten A330-200 aircraft provided that New US Airways Group has met certain predelivery payment obligations under the A350 order, and a term loan of up to $250 million. Up to $175 million of the term loan was available to be drawn on US Airways Group’s emergence from bankruptcy, with the remainder expected to be drawn down by June 30, 2006.

      The debtors notified all known potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. Subject to certain exceptions under the bankruptcy code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the bankruptcy court was February 3, 2005, with a limited exception for governmental entities, which had until March 11, 2005.
      On September 16, 2005, the bankruptcy court issued an order confirming the debtors’ plan of reorganization. US Airways, Inc. filed a Chapter 11 plan of reorganization for each of the affiliated debtors on June 30, 2005, as amended. The plan of reorganization, which was based upon the completion of the merger, among other things, resolved all prepetition obligations, set forth a revised capital structure and established the corporate governance for US Airways Group following the merger and subsequent to emergence from bankruptcy. Under the plan of reorganization, the general unsecured creditors will receive approximately 8.2 million shares of New US Airways Group common stock, representing approximately 10% of New US Airways Group common stock outstanding as of the completion of the merger, while the holders of US Airways Group common stock outstanding prior to the merger received no distribution on account of their interests and their existing stock was cancelled.
Financing During the Chapter 11 Proceedings
      As part of its reorganization under the prior bankruptcy, US Airways, Inc. received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing, which is sometimes referred to in this prospectus as the ATSB loan. As of June 30, 2005, the outstanding principal amount of the ATSB loan was $708 million. In connection with the September 12, 2004 Chapter 11 filing, the ATSB and the lenders under the ATSB loan agreed to allow US Airways Group to continue to use cash collateral securing the ATSB loan on an interim basis. US Airways Group has access to the cash collateralizing the ATSB loan as working capital, subject to certain on-going conditions and limitations. As a result, US Airways Group has been able to use this cash instead of obtaining debtor in possession financing. This interim agreement was approved by the bankruptcy court on September 13, 2004 as part of the first day motions, and was scheduled to expire on October 15, 2004. The bankruptcy court approved two subsequent agreements extending US Airways Group’s ability to use the cash collateral, including an agreement approved on January 13, 2005 extending US Airways Group’s use of cash collateral through June 30, 2005, subject to certain conditions and limitations. Under the agreement, which is referred to in this prospectus as the ATSB cash collateral agreement, US Airways Group was permitted to continue to access this cash collateral to support daily operations so long as it maintained an agreed upon minimum amount of cash on hand each week. US Airways Group reached agreement with the ATSB concerning two interim extensions to the ATSB cash collateral agreement, which were approved by the bankruptcy court on June 23, 2005 and July 21, 2005. On August 18, 2005, US Airways Group and ATSB agreed to extend the cash collateral agreement to the earlier of the effective date of the debtors’ plan of reorganization or October 25, 2005. The August 18 extension also allowed US Airways, Inc., under certain circumstances, to retain approximately 40% of the proceeds from the sale of certain designated assets on which the ATSB holds liens. The August 18 extension required US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance which declined periodically during the term of the extension from $325 million to $200 million. On July 22, 2005, US Airways Group and America West Holdings announced that the ATSB approved the proposed merger and that the companies had reached agreement with the ATSB on the post-merger terms of the two loans. See the section entitled “Liquidity and Capital Resources” in “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a complete discussion on US Airways Group’s financing while in Chapter 11.

Efforts to Implement the Transformation Plan
      US Airways Group undertook substantial efforts to implement its transformation plan, which was built on several aspects of proven success in the airline industry. Specifically, US Airways Group has undertaken the following initiatives:

•	Lower labor costs. These include decreased rates of pay and benefits, increased productivity, as well as a narrowing of the scope of work that must be performed under union contracts. US Airways, Inc. has achieved significant productivity enhancements with its internal workforce, particularly its pilots and flight attendants, through significant changes to longstanding work rules. In addition, US Airways, Inc. obtained scope of work changes that allowed for significant outsourcing to competitive third party providers of work formerly performed internally, particularly in the areas of passenger reservations, aircraft cleaning and aircraft heavy maintenance.

•	Lower, simplified pricing and lower distribution costs. US Airways, Inc. has taken steps to simplify its fares in many markets, and has stated its intent to expand that pricing plan across its system in conjunction with achieving lower costs. A redesigned website and more airport technology also lower distribution costs, enhance customer service and improve airport processing.

•	Enhanced low-cost product offering. US Airways Group customers continue to benefit from a combination of product offerings that is unique among low-cost carriers, including two-class service, international flights to Canada, the Caribbean, Latin America and Europe, service to airports that business travelers prefer, access to a global network via the Star Alliance, a premium frequent flyer program and competitive onboard service.

•	Network enhancements. Leveraging its strong positions in major Northeast markets, US Airways, Inc. intends to use its airport slot and facilities assets to offer nonstop service to more major business and leisure destinations. Pittsburgh is no longer a hub and service has been reduced in accordance with previously announced operational changes. Fort Lauderdale is being expanded to handle additional Latin America service. Operations at Charlotte have been expanded, and new routes from Washington Ronald Reagan National Airport have been introduced. In addition, changes are being made to the scheduling practices at Philadelphia to improve reliability, adding new destinations in the Caribbean and Latin America as well as seasonal service to Barcelona, Spain and Venice, Italy introduced in May 2005.

•	Lower unit operating costs. In conjunction with more point-to-point flying, US Airways, Inc. is flying its fleet more hours per day than formerly as it decreases the time aircraft sit on the ground at hubs, waiting for connecting passengers. Productivity increases have been gained through this more efficient scheduling in conjunction with the contractual labor changes.
Airline Industry and US Airways Group’s Position in the Marketplace
      Most of the markets in which US Airways Group’s airline subsidiaries and affiliates operate are highly competitive. These airline subsidiaries and affiliates compete to varying degrees with other air carriers and with other forms of transportation. US Airways, Inc. competes with at least one major airline on most of its routes between major cities. Airlines, including US Airways Group, typically use discount fares and other promotions to stimulate traffic during normally slack travel periods to generate cash flow and to maximize revenue per available seat mile. Discount and promotional fares are often non-refundable and may be subject to various restrictions such as minimum stay requirements, advance ticketing, limited seating and change fees. US Airways Group has often elected to match discount or promotional fares initiated by other air carriers in certain markets in order to compete in those markets. Competition between air carriers also involves certain route structure characteristics, such as flight frequencies, availability of nonstop flights, markets served and the time certain flights are operated. To a lesser extent, competition can involve other products, such as frequent flyer programs and airport clubs.

      US Airways Group considers the growth of low-fare low-cost competition to be its foremost competitive threat. Recent years have seen the entrance and growth of low-fare low-cost competitors in many of the markets in which US Airways Group’s airline subsidiaries and affiliates operate. These competitors, based on low costs of operations and low-fare structures, include Southwest Airlines, AirTran Airways and JetBlue Airways. Southwest Airlines has steadily increased operations within the Eastern United States since first offering service in this region in late 1993. In May 2004, Southwest began service at the Philadelphia International Airport, a hub airport for US Airways, Inc. Southwest also began service from Pittsburgh International Airport, a former hub, in May 2005. AirTran and JetBlue also have growing presences in the Eastern United States. In January 2005, Delta Air Lines, Inc. announced a broad low-fare pricing scheme. US Airways Group anticipates the continued growth of low-fare competition in the industry in the future.
      A substantial portion of the flights of US Airways Group’s airline subsidiaries and affiliates are to or from cities in the Eastern United States. Accordingly, severe weather, air traffic control problems and downturns in the economy in the Eastern United States adversely affect US Airways Group’s results of operations and financial condition. With their concentration in the Eastern United States, the airline subsidiaries’ and affiliates’ average stage length, or trip distance, is shorter than those of other major airlines. This makes US Airways Group more susceptible than other major airlines to competition from surface transportation, such as automobiles and trains. The increased airport security charges and procedures have also had a disproportionate impact on short-haul travel, which constitutes a significant portion of flying for US Airways Group’s airline subsidiaries and affiliates. Additional terrorist attacks or fear of these attacks, even if not made directly on the airline industry, including elevated national threat warnings, negatively affect US Airways Group and the airline industry.
      In recent years, US Airways Group’s profitability was significantly eroded by competitive pressures, including the incursion of regional jets, the expansion of low-fare low-cost carriers and the entry of additional carriers into its operating territories, including key focus cities and hubs; unfavorable economic trends; and rising fuel and labor costs. The May 2000 proposed merger of United Airlines and US Airways Group was designed to address this profitability erosion by adding US Airways Group into a global network. During the period in which the merger was pending, US Airways Group was effectively precluded from restructuring its operations as a stand-alone carrier. That period ended in the termination of the merger agreement in late July 2001 after the merger failed to receive approval from the U.S. Department of Justice. Following the merger termination, US Airways Group embarked on a phased, stand-alone restructuring plan to address the problems facing its airline subsidiaries and affiliates; however, this plan was preempted almost immediately by the September 11th terrorist attacks, which were then followed by the filing for Chapter 11 in the prior bankruptcy in August 2002.
Marketing Agreements with Other Airlines
      US Airways Group’s airline subsidiaries have entered into a number of bilateral and multilateral alliances with other airlines to provide customers with more choices and to access markets worldwide that US Airways Group does not serve directly. In May 2004, US Airways, Inc. joined the Star Alliance, the world’s largest airline alliance, with 16 member airlines serving 795 destinations in 139 countries. Membership in the Star Alliance further enhances the value of US Airways Group’s domestic and international route network by allowing customers access to the global marketplace. Expanded benefits for customers include network expansion through code share service, benefits under US Airways Inc.’s frequent traveler program, Dividend Miles, airport lounge access, convenient single-ticket pricing, and one-stop check-in and coordinated baggage handling.
      US Airways Group’s airline subsidiaries also have comprehensive marketing agreements with United Airlines, a member of the Star Alliance, which began in July 2002. United Airlines, as well as its parent company, UAL Corporation, and certain of its affiliates, filed for protection under Chapter 11 of the bankruptcy code on December 9, 2002. United Airlines immediately requested bankruptcy court authority to assume these agreements and the court granted United Airlines’ request. US Airways Group’s airline subsidiaries also have marketing agreements with Lufthansa, Spanair, bmi and other Star Alliance carriers, as well as with several smaller regional carriers in the Caribbean operating collectively as the GoCaribbean Network.

Industry Regulation and Airport Access
      US Airways Group’s airline subsidiaries operate under certificates of public convenience and necessity or commuter authority issued by the U.S. Department of Transportation, or the DOT. The DOT may alter, amend, modify or suspend these certificates if the public convenience and necessity so require, or may revoke the certificates for failure to comply with the terms and conditions of the certificates. Airlines are also regulated by the U.S. Federal Aviation Administration, or the FAA, a division of the DOT, primarily in the areas of flight operations, maintenance, ground facilities and other technical matters. Pursuant to these regulations, US Airways Group’s airline subsidiaries have FAA-approved maintenance programs for each type of aircraft they operate that provide for the ongoing maintenance of these aircraft, ranging from periodic routine inspections to major overhauls. From time to time, the FAA issues airworthiness directives and other regulations affecting US Airways Group’s airline subsidiaries or one or more of the aircraft types they operate. In recent years, for example, the FAA has issued or proposed these mandates relating to, among other things, enhanced ground proximity warning systems, fuselage pressure bulkhead reinforcement, fuselage lap joint inspection rework, increased inspections and maintenance procedures to be conducted on certain aircraft, increased cockpit security, fuel tank flammability reductions and domestic reduced vertical separation.
      The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided that these procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain locales, including Boston, Washington, D.C., Chicago, San Diego and San Francisco, among others, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of these operations. In some instances these restrictions have caused curtailments in services or increases in operating costs and these restrictions could limit the ability of US Airways, Inc. to expand its operations at the affected airports. Authorities at other airports may consider adopting similar noise regulations.
      The airline industry is also subject to increasingly stringent federal, state and local laws protecting the environment. Future regulatory developments and actions could affect operations and increase operating costs for the airline industry, including US Airways Group’s airline subsidiaries.
      US Airways Group’s airline subsidiaries are obligated to collect a federal excise tax on domestic and international air transportation, commonly referred to as the ticket tax. US Airways Group’s airline subsidiaries collect these taxes, along with certain other U.S. and foreign taxes and user fees on air transportation, and pass through the collected amounts to the appropriate governmental agencies. Although these taxes are not operating expenses of US Airways Group, they represent an additional cost to US Airways Group’s customers.
      The Aviation Security Act was enacted in November 2001. Under the Aviation and Transportation Security Act, substantially all aspects of civil aviation passenger security screening were federalized and a new TSA, under the DOT was created. TSA was then transferred to the Department of Homeland Security pursuant to the Homeland Security Act of 2002. The Aviation and Transportation Security Act, among other matters, mandates:

•	improved flight deck security;

•	carriage at no charge of federal air marshals;

•	enhanced security screening of passengers, baggage, cargo, mail, employees and vendors;

•	enhanced security training;

•	fingerprint-based background checks of all employees and vendor employees with access to secure areas of airports pursuant to regulations issued in connection with the Aviation and Transportation Security Act; and

•	the provision of passenger data to U.S. Customs.

Funding for TSA is provided, in part, by a fee collected by air carriers from their passengers of $2.50 per flight segment, but not more than $10.00 per round trip. From time to time, legislation is proposed to increase this fee. Implementation of the requirements of the Aviation and Transportation Security Act have resulted and will continue to result in increased costs for US Airways Group and its passengers and has and will likely continue to result in service disruptions and delays.
      Most major U.S. airports impose passenger facility charges. The ability of airlines to contest increases in these charges is restricted by federal legislation, DOT regulations and judicial decisions. Legislation enacted in 2000 permitted airports to increase passenger facility charges effective April 1, 2001. With certain exceptions, air carriers pass these charges on to passengers. However, the ability of US Airways Group to pass-through security fees and passenger facility charges to its customers is subject to various factors, including market conditions and competitive factors.
      The FAA has designated John F. Kennedy International Airport, LaGuardia Airport and Ronald Reagan Washington National Airport as “high-density traffic airports” and has limited the number of departure and arrival slots available to air carriers at those airports. In April 2000, legislation was enacted that eliminates slot restrictions in 2007 at LaGuardia Airport and Kennedy Airport. Among other things, the legislation encouraged the development of air service to smaller communities from slot-controlled airports. During the interim period while slot restrictions remained in effect at LaGuardia Airport, airlines could apply for slot exemptions to serve smaller communities using aircraft with a maximum seating capacity of less than 71. In connection with this legislation, US Airways Group and several other airlines increased service from LaGuardia Airport, which led to excessive flight delays. In response to these delays, the FAA implemented a slot lottery system in December 2000 limiting the number of new flights at LaGuardia Airport. As a result, several airlines, including US Airways Group, were required to reduce the number of flights added at LaGuardia Airport in connection with this legislation. The resulting allocation of slots from the slot lottery system was initially scheduled to expire on September 15, 2001, but on August 3, 2001, the FAA announced an extension until October 26, 2002. On July 8, 2002, the FAA announced another extension until October 30, 2004, and subsequently announced a further extension through October 30, 2005. As a result of the 2007 slot elimination, the FAA has indicated an intent to rethink its approach to regulating operations at LaGuardia Airport. Several proposals, including auctions, congestion pricing and other market-based solutions, are being considered along with more traditional regulatory approaches.
      At Washington Ronald Reagan National Airport an additional eleven roundtrips were awarded by the DOT, pursuant to the Vision 100–Century of Aviation Reauthorization Act, which created additional slots for distribution by the DOT. Although US Airways, Inc. participated in the proceeding and was awarded slots, most of the slots were awarded to new entrant carriers.
      Where the FAA has seen congestion and delay increases, it has stepped in and worked with the carriers to freeze operations at current or somewhat reduced levels. Specifically, incumbent carriers, including US Airways, Inc., are not permitted to increase operations at Chicago O’Hare Airport as a result of an agreement reached between the FAA and these airlines in August 2004. This agreement has been extended through the Fall 2005. Currently, a rulemaking on extending the agreement with some modifications is underway at the FAA. US Airways, Inc. has actively participated in the rulemaking. A broader rulemaking to address congestion at other crowded airports could be forthcoming sometime in 2005 or 2006.
      The availability of international routes to domestic air carriers is regulated by agreements between the U.S. and foreign governments. Changes in U.S. or foreign government aviation policy could result in the alteration or termination of these agreements and affect US Airways, Inc.’s international operations.
Employees
      As of June 30, 2005, US Airways Group and its subsidiaries employed approximately 29,400 active employees, or 27,300 employees on a full-time equivalent basis. US Airways, Inc. employed approximately 23,700 active employees including approximately 7,500 station personnel, 5,300 flight attendants, 2,700 mechanics and related employees, 3,200 pilots, 1,300 reservations personnel and 3,700 personnel in administrative and miscellaneous job categories. US Airways Group’s remaining subsidiaries employed 5,700 employees including approximately 3,150 station personnel, 1,000 pilots, 600 flight attendants, 450 mechanics and related employees and 500 personnel in administrative and miscellaneous job categories.
      As of June 30, 2005, approximately 78% of US Airways Group’s active employees were covered by collective bargaining agreements with various labor unions.
      The status of US Airways, Inc.’s labor agreements with its major employee groups as of June 30, 2005 is as follows:

Union (1)	Class or Craft	Employees (2)	Date Contract Amendable

ALPA	Pilots	3,200	12/31/09
IAMAW	Mechanics and related employees	2,700	12/31/09
IAMAW	Fleet service employees	4,100	12/31/09
CWA	Passenger service employees	4,700	12/31/11
AFA	Flight attendants	5,300	12/21/11
TWU	Dispatchers and other	200	12/31/09 & 12/31/11

(1)	ALPA	Air Line Pilots Association
	IAMAW	International Association of Machinists and Aerospace Workers
	CWA	Communications Workers of America
	AFA	Association of Flight Attendants-Communications Workers of America
	TWU	Transport Workers Union
(2)	Approximate number of active employees covered by the contract.
Aviation Fuel
      Aviation fuel is typically US Airways Group’s second largest expense. It is currently US Airways Group’s largest expense. Because the operations of the airline are dependent upon aviation fuel, increases in aviation fuel costs could materially and adversely affect liquidity, results of operations and financial condition. The following table shows US Airways Group’s aircraft fuel consumption and costs for 2002-2004:

		Average	Aviation fuel	Percentage of Total
	Gallons	price	expense (1)	Operating
Year	(in millions)	per gallon (1)	(in millions)	Expenses

2004	973	$1.129	$1,099	14.7%
2003	936	0.887	830	11.7%
2002	1,047	0.747	782	9.4%

(1)	Includes fuel taxes and the impact of fuel hedges.
     For the first six months of 2005, the average price per gallon increased to $1.59, and aviation fuel as a percentage of total operating expenses was 23.4%.
      Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of US Airways Group’s control. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, can be unpredictable. Prices may be affected by many factors, including:

•	the impact of political instability on crude production, especially in Russia and OPEC countries;

•	unexpected changes to the availability of petroleum products due to disruptions in distribution systems or refineries;

•	unpredicted increases to oil demand due to weather or the pace of economic growth;

•	inventory levels of crude, refined products and natural gas; and

•	other factors, such as the relative fluctuation between the U.S. dollar and other major currencies and influence of speculative positions on the futures exchanges.
      To reduce the exposure to changes in fuel prices, US Airways Group periodically enters into certain fixed price swaps, collar structures and other similar derivative contracts. US Airways Group’s current financial position and credit rating negatively affect its ability to hedge fuel in the future. See the section entitled “US Airways Group Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Operating and Financial Statistics” for additional information related to aviation fuel.
Airline Ticket Distribution
      The now common usage of electronic tickets within North America, and its rapid expansion in Europe and the rest of the world, has allowed for the streamlining of processes and the increased efficiency of customer servicing and support. US Airways Group began to support the issuance of electronic tickets in 1996. During 2004, electronic tickets represented 96% of all tickets issued to customers flying US Airways, Inc. The addition of a $50 surcharge to most customers requiring paper tickets has allowed US Airways Group to continue to support the exceptional requests, while offsetting any cost variance associated with the issuance and postal fulfillment of paper tickets. Airlines based in North America have recently proposed a requested mandate that airlines move to 100% electronic ticketing over the next few years, which will only serve to enhance customer service and control costs for ticketing services supported by the airline and distribution partners.
      The shift of consumer bookings from traditional travel agents, airline ticket offices and reservation centers to online travel agent sites, such as Orbitz, Travelocity, Expedia and others, as well as airline direct websites, such as usairways.com, continues to grow within the industry. Historically, traditional and online travel agencies used Global Distribution Systems, or GDSs, such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee, referred to as the GDS fee, that is charged to the airline. Bookings made directly with the airline, through its reservation call centers or website, do not incur a GDS fee. The growth of the airline direct websites and travel agent sites that connect directly to airline host systems, effectively by-passing the traditional connection via GDSs, helps US Airways Group reduce distribution costs from the channels of distribution on the internet. In the first six months of 2005, US Airways, Inc. received over 34% of its sales from internet sites. US Airways, Inc.’s direct website, usairways.com, comprised over 13% of its sales, while the rest of the internet sites accounted for the remaining 20% of its sales.
      Due to the continued pressure on legacy airlines to lower distribution fees more aggressively than anytime in the past in order to compete with low-cost airlines, many “newcomers” have entered the distribution industry. New low-cost GDSs, such as ITA Software, G2 Switchworks, Navitaire and others, are providing airlines with alternative economic models to do business with traditional travel agents. These new low-cost GDSs substantially reduce the fees charged to airlines by this distribution channel.
      In an effort to further reduce distribution costs through internal channels, US Airways, Inc. and other airlines have instituted service fees for interaction in channels requiring specialized service such as reservation call centers ($5.00 per ticket), Airline Ticket Offices ($10.00 per ticket) and City Ticket Offices ($10.00 per ticket), while continuing to offer free service via the airlines’ websites. The goals of these service fees are to reduce the cost to provide customer service as required by the traveler and promote the continued goal of shifting customers to US Airways Inc.’s lowest cost distribution channel, usairways.com. For the first six months of 2005, internal channels of distribution account for approximately 24% of all US Airways Group sales.
      In July 2004, the DOT eliminated most of its regulations governing GDSs. Airlines and GDSs continue to have open dialogue regarding possible cost savings.
Frequent Traveler Program
      US Airways, Inc. operates a frequent traveler program known as Dividend Miles under which participants earn mileage credits for each paid flight segment on US Airways, Inc., US Airways Shuttle, US Airways Express, Star Alliance carriers, and certain other airlines that participate in the program. Participants flying on First Class or Envoy class tickets receive additional mileage credits. Participants can also receive mileage credits through special promotions periodically offered by US Airways, Inc. and may also earn mileage credits by utilizing certain credit cards and purchasing services from various non-airline partners. Mileage credits can be redeemed for various free, discounted, or upgraded travel awards on US Airways, Inc., Star Alliance carriers or other participating airlines.
      US Airways, Inc. and the other participating airline partners limit the number of seats allocated per flight for award recipients by using various inventory management techniques. Award travel for all but the highest-level Dividend Miles participants is generally not permitted on blackout dates, which correspond to certain holiday periods or peak travel dates. US Airways, Inc. reserves the right to terminate Dividend Miles or portions of the program at any time. Program rules, partners, special offers, blackout dates, awards and requisite mileage levels for awards are subject to change.
Insurance
      US Airways Group and its subsidiaries maintain insurance of the types and in amounts deemed adequate to protect themselves and their property. Principal coverage includes:

•	liability for injury to members of the public, including passengers;

•	damage to property of US Airways Group, its subsidiaries and others;

•	loss of or damage to flight equipment, whether on the ground or in flight;

•	fire and extended coverage;

•	directors and officers;

•	fiduciary; and

•	workers’ compensation and employer’s liability.
      In addition to customary deductibles, US Airways Group self-insures for all or a portion of its losses from claims related to environmental liabilities and medical insurance for employees.
      Since September 11, 2001, US Airways Group and other airlines have been unable to obtain coverage for liability to persons other than employees and passengers for claims resulting from acts of terrorism, war or similar events, referred to as war risk coverage, at reasonable rates from the commercial insurance market. US Airways, Inc. has, as have most other U.S. airlines, therefore purchased its war risk coverage through a special program administered by the FAA. The Emergency Wartime Supplemental Appropriations Act extended this insurance protection until August 2005. The Secretary of Transportation may extend this policy until December 31, 2005. If the federal insurance program terminates, US Airways Group would likely face a material increase in the cost of war risk coverage, and because of competitive pressures in the industry, US Airways Group’s ability to pass this additional cost to passengers would be limited.
      There can be no assurances that US Airways Group can maintain insurance coverages and costs at its current levels.

Properties

Flight Equipment
      As of June 30, 2005, US Airways, Inc. operated the following jet and regional jet aircraft:

	Average Seat	Average
Type	Capacity	Age (years)	Owned (1)	Leased (2)	Total

Airbus A330	266	4.9	9	—	9
Boeing 767-200ER	203	16.0	4	6	10
Boeing 757-200	193	14.7	—	31	31
Airbus A321	169	4.1	15	13	28
Boeing 737-400	144	15.3	3	40	43
Airbus A320	142	5.7	8	16	24
Boeing 737-300	126	18.3	7	55	62
Airbus A319	120	5.4	12	49	61

		11.3	58	210	268

EMB-170	72	1.0	10	15	25

(1)	All owned aircraft are pledged as collateral for various secured financing agreements.

(2)	The terms of the leases expire between 2005 and 2023.
     As of June 30, 2005, US Airways Group’s wholly owned regional airline subsidiaries operated the following turboprop and regional jet aircraft:

	Average Seat	Average
Type	Capacity	Age (years)	Owned	Leased (1)	Total

CRJ-700	70	0.6	7	7	14
CRJ-200	50	1.3	12	23	35
De Havilland Dash 8-300	50	13.5	—	12	12
De Havilland Dash 8-100	37	15.2	31	7	38
De Havilland Dash 8-200	37	7.7	—	9	9

		7.5	50	58	108

(1)	The terms of the leases expire between 2005 and 2021.
     As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order with Airbus scheduled for delivery in the years 2008 through 2010. US Airways Group also had ten A330-200 aircraft on firm order with Airbus scheduled for delivery in the years 2008 and 2009. In connection with the merger, on May 18, 2005, Airbus, US Airways Group, US Airways, Inc. and America West Airlines, Inc. executed a Memorandum of Understanding that, in addition to providing for a $250 million line of credit from Airbus upon the satisfaction of various conditions precedent (including the completion of the merger and the emergence of US Airways, Inc. from bankruptcy), provides for the rescheduling of US Airways Inc.’s A320-family and A330-200 delivery commitments, and an order for 20 A350 aircraft, for which Airbus has agreed to provide a backstop financing for a substantial number of aircraft, subject to certain terms and conditions. Under the Airbus Memorandum of Understanding, US Airways Inc.’s A320-family aircraft will be rescheduled for delivery in 2009 and 2010, with US Airways Inc.’s A330-200 aircraft orders rescheduled for delivery in 2009 and 2010. The new A350 aircraft deliveries are currently scheduled to occur during the period 2011 through 2013. The Airbus MOU also eliminates cancellation penalties on US Airways Group’s orders for the ten A330-200 aircraft, provided that New US Airways Group has met certain predelivery payment obligations under the A350 order.
      Pursuant to the regional jet leasing term sheet of the GE Master Memorandum of Understanding approved by the bankruptcy court on December 17, 2004, General Electric Capital Corporation, referred to as GECC, or its affiliates agreed to provide lease financing for up to 31 regional jet aircraft, consisting of 70- to

100-seat regional jet aircraft manufactured by Bombardier and/or Embraer in a mix and subject to other terms to be agreed mutually by GECC and US Airways, Inc. As provided for in the Master Memorandum of Understanding, GECC entered into short-term leases for six Bombardier CRJ-700s with US Airways, Inc. in the first quarter of 2005, which were converted, pursuant to the Merger Memorandum of Understanding, into long term leases. These long term leases were deemed post-petition agreements during the Chapter 11 cases, subject to a limitation on administrative expense status to rent payable through October 31, 2005 (or a later date agreed to by the parties) and return condition obligations. The Merger Memorandum of Understanding eliminated any further obligation on GE to provide regional jet financing directly to US Airways Group, but GE agreed to provide single investor or operating leases to third party carriers meeting financial tests and otherwise acceptable to GE for ten EMB-170/190/195 aircraft to be delivered between 2007 and 2008, on a schedule and terms to be agreed on by the parties and subject to manufacturer support. GE also provided single investor or operating lease financing to Republic Airways for three EMB-170 aircraft that had been committed to be delivered to the debtors, subject to manufacturer support and other terms and conditions acceptable to GE. Finally, to facilitate a transaction agreed to between US Airways Group and Republic Airways, GE consented to the assignment to Republic Airways of up to 15 EMB-170 leases, subject to manufacturer support and other conditions acceptable to GE.
      In December 2004, US Airways Group reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the bankruptcy court in January 2005. Pursuant to the agreement reached with Embraer, US Airways, Inc. purchased and took delivery of three EMB-170 aircraft in January 2005 and endeavored to purchase and take delivery of three additional EMB-170 aircraft by March 31, 2005. US Airways, Inc. did not take delivery of the second three aircraft in March 2005. As a result, damages accrued from and after April 1, 2005 until the delivery of the aircraft at the rate of $162,795 per month per aircraft. US Airways Group secured GE’s agreement to provide that financing under the Merger Memorandum of Understanding, as discussed above. Under the terms of the Merger Memorandum of Understanding, US Airways Group assigned the delivery of the three remaining aircraft deliveries to Republic Airways with leases to be provided by GECC. US Airways Group agreed with Embraer to extend the deadline for delivery of these aircraft, but incurred an additional penalty equal to one month of damages per aircraft in connection with this extension. Until US Airways Group ultimately assumes or rejects the Embraer regional jet purchase agreement, no further obligations arise on the part of either US Airways Group or Embraer with respect to the purchase and delivery of any aircraft. If US Airways Group rejects the purchase agreement, Embraer has the right to apply any remaining purchase deposits against Embraer’s aggregate damages. Embraer currently holds approximately $18 million of purchase deposits.
      Under the agreement reached with Bombardier, US Airways Group acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank AG. Additionally, $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. While US Airways Group continued to operate under the protection of Chapter 11 in compliance with the bankruptcy code and until a decision is reached to assume or reject the Bombardier regional jet purchase agreement, no obligations arise on the part of US Airways Group or Bombardier with respect to the purchase and delivery of any aircraft.
      US Airways Group maintains inventories of spare engines, spare parts, accessories and other maintenance supplies sufficient to meet its operating requirements.
      As of June 30, 2005, US Airways Group owned or leased the following aircraft that were not considered part of its operating fleet presented in the tables above. These aircraft were either parked at storage facilities or, as shown in the far right column, leased or subleased to third parties or related parties.

	Average				Leased/
Type	Age (years)	Owned	Leased	Total	Subleased

De Havilland Dash 8	15.1	3	—	3	—
Douglas DC-9-30	24.7	6	—	6	6

		9	—	9	6

      As discussed in “Overview” above, US Airways Inc. has code share agreements in the form of capacity purchase agreements with certain US Airways Express regional jet affiliate operators. Collectively, these regional jet affiliate operators flew 107 50-seat regional jet aircraft as part of US Airways Express as of June 30, 2005.
      US Airways, Inc. is a participant in the Civil Reserve Air Fleet, a voluntary program administered by the Air Mobility Command. The General Services Administration of the U.S. government requires that airlines participate in Civil Reserve Air Fleet in order to receive U.S. government business. US Airways, Inc.’s commitment under Civil Reserve Air Fleet is to provide up to its entire widebody fleet of ten 767-200ER aircraft and nine A330-300 aircraft in support of military missions. US Airways, Inc. is reimbursed at compensatory rates when aircraft are activated under Civil Reserve Air Fleet. US Airways, Inc. is reimbursed during peacetime proportionally to its commitment.
      US Airways Inc.’s 767-200ER aircraft are committed to the Aeromed Program of the Civil Reserve Air Fleet. Under this program, the aircraft are converted to flying hospitals for transportation of injured troops. US Airways, Inc., Delta Air Lines and United Airlines are participants in the Aeromed Program. Participation in this program provides increased U.S. government revenues for US Airways Inc. Since the Civil Reserve Air Fleet activation of 2003, US Airways, Inc. has not provided “voluntary” lift to Air Mobility Command, due to operational limitations.

Ground Facilities
      US Airways, Inc. leases the majority of its ground facilities, including:

•	executive and administrative offices in Arlington, Virginia near Washington Ronald Reagan National Airport;

•	its principal operating, overhaul and maintenance bases at the Pittsburgh International Airport and Charlotte/ Douglas International Airports;

•	training facilities in Pittsburgh and Charlotte;

•	central reservations offices in Pittsburgh and Winston-Salem, North Carolina; and

•	line maintenance bases and local ticket, cargo and administrative offices throughout its system.
      US Airways, Inc. owns a training facility in Winston-Salem and previously owned a reservation facility in Orlando. The Orlando facility was closed on January 10, 2003 and was sold in May 2005. The Pittsburgh reservations call and service center was closed in July 2005 and consolidated into one location in Winston-Salem.

Terminal Construction Projects
      US Airways Group uses public airports for its flight operations under lease arrangements with the government entities that own or control these airports. Airport authorities frequently require airlines to execute long-term leases to assist in obtaining financing for terminal and facility construction. Any future requirements for new or improved airport facilities and passenger terminals at airports at which US Airways Group operates could result in additional expenditures and long-term commitments.
      In 1998, US Airways, Inc. reached an agreement with the Philadelphia Authority for Industrial Development and the City of Philadelphia to construct a new international terminal and a new US Airways Express terminal at the Philadelphia International Airport, one of US Airways Group’s connecting hubs and US Airways, Inc.’s principal international gateway. The international terminal includes 12 gates for widebody aircraft and new federal customs and immigration facilities. The international terminal gates were put into operation in May 2003 and the ticket lobby opened in September 2003. The US Airways Express facility, completed in June 2001, can accommodate 38 regional aircraft.

Legal Proceedings
      On September 12, 2004, the debtors filed voluntary petitions for relief under Chapter 11 of the bankruptcy code in the United States bankruptcy court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 03-13823-SSM). Each of the debtors continues to operate its business and manage its property as a debtor in possession pursuant to Sections 1107 and 1108 of the bankruptcy code. As a result of the current Chapter 11 filing, attempts to collect, secure or enforce remedies with respect to prepetition claims against the debtors are subject to the automatic stay provisions of Section 362(a) of the bankruptcy code.
      On February 26, 2004, a company called I.A.P. Intermodal, LLC filed suit against US Airways Group and its wholly owned airline subsidiaries in the United States District Court for the Eastern District of Texas alleging that the defendants’ computer scheduling system infringes upon three patents held by plaintiffs, all of which patents are entitled, “Method to Schedule a Vehicle in Real-Time to Transport Freight and Passengers.” Plaintiff seeks various injunctive relief as well as costs, fees and treble damages. US Airways Group and its subsidiaries were formally served with the complaint on June 21, 2004. US Airways Group is unable to ascertain at this time the likelihood or potential scale of liability. On the same date, the same plaintiff filed what US Airways Group believes to be substantially similar cases against nine other major airlines, including British Airways, Northwest Airlines Corporation, Korean Airlines Co., Ltd., Deutsche Lufthansa AG, Air France, Air Canada, Singapore Airlines Ltd., Delta Air Lines and Continental Airlines, Inc., and had filed a suit against the parent company of American Airlines in December 2003. This action was stayed as to US Airways Group and its wholly owned subsidiaries as a result of the bankruptcy filing on September 12, 2004.
      The Port Authority of New York and New Jersey, or the Port Authority, filed a proof of claim against US Airways, Inc. in the prior bankruptcy. The claim was in the amount of $8.5 million and it alleged environmental contamination and building deficiencies at LaGuardia Airport. US Airways, Inc.’s liability and defenses to this liability were unaffected by the prior bankruptcy. In connection with the current bankruptcy, the Port Authority filed a proof of claim in the amount of approximately $24 million again alleging environmental contamination and building deficiencies at LaGuardia Airport, of which approximately $2 million is related to alleged environmental contamination.
      On January 7, 2003, the IRS, issued a notice of proposed adjustment to US Airways Group proposing to disallow $573 million of capital losses that US Airways Group sustained in the tax year 1999 on the sale of stock of USLM Corporation, referred to as the USLM matter. On February 5, 2003, the IRS filed a proof of claim with the bankruptcy court in connection with the prior bankruptcy asserting the following claims against US Airways, Inc. with respect to the USLM matter: (1) secured claims for U.S. federal income tax and interest of $1 million; (2) unsecured priority claims for U.S. federal income tax of $68 million and interest of $14 million; and (3) an unsecured general claim for penalties of $25 million. On May 8, 2003, US Airways Group reached a tentative agreement with the IRS on the amount of U.S. federal income taxes, interest and penalties due subject to final approval from the Joint Committee on Taxation. By letter dated September 11, 2003, US Airways Group was notified that the Joint Committee on Taxation had accepted the tentative agreement with the IRS, including a settlement of all federal income taxes through the end of 2002. Due to the bankruptcy filing on September 12, 2004, which suspended payment of prepetition liabilities, final payment terms under the agreement have not been submitted to the bankruptcy court for approval. The IRS has submitted a proof of claim relating to the USLM matter in the present bankruptcy in the amount of approximately $31 million, and on August 2, 2005 the IRS filed a motion for relief from the automatic stay seeking to setoff against approximately $4.3 million of tax refunds due to the debtors. The debtors are in the process of analyzing and responding to the IRS’ recent motion.
      Williard, Inc., together with the joint venture of Williard, Inc. and Len Parker Associates, was awarded construction contracts with US Airways, Inc. for work to be performed at the Philadelphia International Airport. On May 29, 2002, US Airways, Inc. terminated the largest contract between the parties. Williard, Inc. and the joint venture sued US Airways, Inc. in Pennsylvania state court for over $14 million in damages representing termination costs and lost profits, along with other alleged contractual damage claims.

Subsequently, Limbach Company, LLC alleged that it purchased the claims of Williard, Inc. After a trial, the bankruptcy court, on June 7, 2004, determined the value of the Limbach Company and the joint venture claims to be approximately $3 million. Limbach Company and the joint venture are challenging on appeal various rulings of the bankruptcy court, including the amount of the claim and its status as an unsecured claim. US Airways, Inc. has also filed an appeal. Limbach Company and the joint venture have filed an action in state court against the City of Philadelphia and the Philadelphia Authority for Industrial Development and received permission to include US Airways, Inc. as a co-defendant, provided that Limbach Company and the joint venture did not make any claims against US Airways, Inc. in that action. In the lawsuit against the City of Philadelphia and the Philadelphia Authority for Industrial Development, Limbach Company and the joint venture are seeking the same sums as in their earlier lawsuit and proofs of claim against US Airways, Inc., but this time under the equitable theories of third-party beneficiary, quantum meruit and constructive trust. The court in the Philadelphia action dismissed US Airways, Inc. from the lawsuit and dismissed the third-party beneficiary claims against the City of Philadelphia and the Philadelphia Authority for Industrial Development. These rulings are subject to appeal at a later date. On May 21, 2004, the City of Philadelphia and the Philadelphia Authority for Industrial Development filed a Motion for Summary Judgment seeking dismissal of the lawsuit. In July 2005, the court granted the Motion for Summary Judgment, Limbach Company and the joint venture have appealed the decision. Should Limbach Company and/or the joint venture recover in the Philadelphia action against the City of Philadelphia and the Philadelphia Authority for Industrial Development, that award would be paid at 100 cents on the dollar. US Airways, Inc. may have an obligation to indemnify the City of Philadelphia and the Philadelphia Authority for Industrial Development under its agreements related to the airport development, which US Airways, Inc. assumed as part of the prior bankruptcy. Therefore, any recovery by Limbach Company and/or the joint venture against the City of Philadelphia and the Philadelphia Authority for Industrial Development could result in an indemnification claim that US Airways, Inc. may have to pay at full value. Proceedings in the bankruptcy court related to the claims in the prior bankruptcy, were stayed by the bankruptcy filing on September 12, 2004.
      US Airways Group and US Airways, Inc. have been named as defendants in two lawsuits filed in federal district court for the Eastern District of Michigan. Delta Air Lines is also named as a defendant in both actions, while Northwest Airlines and the Airlines Reporting Corporation were sued separately in a third action. The complaints were filed on behalf of a class of airline passengers who originated or terminated their trips at the defendant carriers’ respective hubs. These passengers allege that they paid excessive fares due to the respective airlines’ enforcement of ticketing rules that prohibit the use of a connecting segment coupon that is part of a through-fare ticket where the passenger does not fly or intend to fly the entire ticketed itinerary. Plaintiffs allege monopolization and restraint of trade in violation of federal antitrust laws. They seek recovery of treble damages from all named defendants in the amount of $390 million and an injunction prohibiting future enforcement of the rules at issue. On May 16, 2002, the court denied the defendant airlines’ Motion for Summary Judgment and granted the plaintiffs’ Motion for Class Certification in each of the cases. On May 31, 2002, US Airways Group and US Airways, Inc. filed a petition with the United States Court of Appeals for the Sixth Circuit seeking a discretionary review of the certification order. On November 21, 2002, the petition for permission to appeal the class certification decision was denied. On December 4, 2002, Delta Air Lines and Northwest Airlines filed a rehearing petition seeking en banc review of the initial Sixth Circuit denial. On February 24, 2003, Northwest Airlines’ and Delta Air Lines’ petition for rehearing en banc was denied. Notwithstanding the district court’s denial of summary judgment and the petition, US Airways Group and US Airways, Inc. believe the claims are without merit and intend to pursue a vigorous defense. The automatic stay under Section 362(a) of the bankruptcy code was lifted when US Airways Group emerged from bankruptcy on March 31, 2003, but the action was subsequently stayed once more as a result of the debtors’ bankruptcy filing on September 12, 2004. On April 29, 2005, Northwest Airlines and Delta Air Lines filed a renewed motion for summary judgment on all counts. That motion is now pending.
      On September 29, 2000, US Airways, Inc. intervened in a proceeding that was originally brought on January 26, 1998, by the Pennsylvania Department of Environment Protection against Allegheny County, Pennsylvania, and the Allegheny County Aviation Administration alleging that a variety of airfield and aircraft de-icing activities at Pittsburgh International Airport violated the requirements of (a) a 1994 Consent Order and Adjudication issued to Allegheny County and air carrier tenants at the Pittsburgh International Airport, (b) the Pittsburgh International Airport’s National Pollutant Discharge Elimination System Permit, and (c) the Pennsylvania Clean Streams Law. The action was brought before the Pennsylvania Environmental Hearing Board. During March 2001, the Environmental Hearing Board approved Allegheny County’s Motion to Withdraw the Appeal without Prejudice, thereby terminating the appeal. However, during the course of settlement discussions leading to the termination of the appeal, the Pennsylvania Department of Environment Protection advised Allegheny County and US Airways, Inc. that the Department of Environment Protection will require additional measures to be taken to control de-icing materials at the Pittsburgh International Airport, and will assess a civil penalty against Allegheny County and US Airways, Inc. for the alleged violations described above. The Allegheny County Aviation Administration, US Airways, Inc. and the Pennsylvania Department of Environment Protection have continued to work together with the goal of fashioning an ultimate resolution to the de-icing issues. US Airways Group does not believe that the settlement of this matter will have a material adverse effect on its financial condition, results of operations or liquidity.

US AIRWAYS GROUP MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General Information
      The following discussion and analysis presents factors that had a material effect on US Airways Group’s results of operations during the three and six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002. Also discussed is US Airways Group’s financial position as of the end of those periods. You should read this discussion in conjunction with US Airways Group’s consolidated financial statements and the notes to those consolidated financial statements included in the annexes to this prospectus. This discussion and analysis contains forward-looking statements. Please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.
Overview
      For the second quarter of 2005, US Airways Group’s operating revenues were $1.95 billion, operating income was $41 million and diluted loss per common share was $1.13 on a net loss of $62 million. Operating revenues were $1.96 billion, operating income was $83 million and the diluted earnings per common share was $0.59 on a net income of $34 million for the same period in 2004. As discussed in “Results of Operations” below, operating results for the quarter reflect high fuel prices and the continued weak revenue environment in US Airways Group’s primary operating region.
      Operating revenues for 2004 were $7.12 billion, operating loss was $378 million, and diluted loss per common share was $11.19 on a net loss of $611 million. For 2003, combining US Airways Group’s results prior to March 31, 2003, the date of emergence from the prior bankruptcy, with US Airways Group’s results after that date for comparability with 2004, operating revenues were $6.85 billion, operating loss was $251 million and net income was $1.46 billion, driven by gains recognized in connection with our emergence from the prior bankruptcy.
Chapter 11 Proceedings
      On September 12, 2004, the debtors filed voluntary petitions for relief under Chapter 11 of the bankruptcy code in the United States bankruptcy court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 04-13823-SSM). Each of the debtors in these cases had previously filed a voluntary petition for relief under Chapter 11 on August 11, 2002. The debtors emerged from the prior bankruptcy under a plan of reorganization which was confirmed pursuant to an order of the bankruptcy court on March 18, 2003 and became effective on March 31, 2003. In accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” or SOP 90-7, US Airways Group adopted fresh-start reporting on March 31, 2003. References to predecessor company refer to US Airways Group prior to March 31, 2003. References to successor company refer to US Airways Group on and after March 31, 2003, after giving effect to the cancellation of the then-existing common stock and the issuance of new securities in accordance with the 2003 plan of reorganization and application of fresh start reporting. As a result of the application of fresh-start reporting, the successor company’s financial statements are not comparable with the predecessor company’s financial statements.
      In connection with and as a part of its emergence from the prior bankruptcy in 2003, US Airways Group undertook a thorough review of its operations and significantly reduced its costs. US Airways Group also reduced its mainline capacity, realigned its network to maximize yield, initiated a business plan to use more regional jets and procured financing for these aircraft, and expanded its alliances with other carriers. However, after emerging from the prior bankruptcy, US Airways Group continued to incur substantial losses from operations. The primary factors contributing to these losses included the reduction in domestic industry unit revenue and significant increases in fuel prices. The downward pressure on domestic industry revenue is a result of the rapid growth of low-fare, low-cost airlines, the increased transparency of fares through Internet sources and other changes in fare structures that have resulted in substantially lower fares for many business and leisure travelers. The competitive environment continued to intensify throughout 2004, particularly in key markets such as Philadelphia, Washington, D.C., Boston and New York.
      Throughout the spring and summer of 2004, US Airways Group communicated with key stakeholders and the public its plan to transform US Airways, Inc. into a fully competitive and profitable airline. A key element of the transformation plan was significant reductions in labor costs through changes to US Airways Group’s collective bargaining agreements. US Airways Group aggressively sought the necessary agreements to allow full implementation of the transformation plan without the need for filing new Chapter 11 cases but was unable to do so in a timely manner. As a result of the recurring losses, declining available cash and risk of defaults or cross defaults under certain key financing and operating agreements, it was necessary for the debtors to file voluntary petitions for reorganization under Chapter 11 of the bankruptcy code on September 12, 2004.
      At hearings held on September 13, 2004, the bankruptcy court granted US Airways Group’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others and entered orders granting permission to the debtors to, among other things:

•	pay employee wages and continue certain benefits, such as medical and dental insurance;

•	honor prepetition obligations to customers and continue customer programs, including US Airways, Inc.’s Dividend Miles program;

•	pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements;

•	assume certain contracts related to interline agreements with other airlines;

•	pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and

•	continue maintenance of existing bank accounts and existing cash management systems.
      The bankruptcy court also approved the interim agreement reached between US Airways Group, the ATSB and the lenders under the $1 billion loan, obtained upon emergence from the prior bankruptcy and substantially guaranteed by the ATSB, to allow US Airways Group continued use of the cash collateral securing the loan. The agreement is discussed in more detail below under “Liquidity and Capital Resources.”
      Since filing for bankruptcy on September 12, 2004, US Airways, Inc. has achieved cost-savings agreements with all of its collective bargaining groups. Through a motion filed under Section 1113(e) of the bankruptcy code on September 24, 2004, US Airways, Inc. sought interim relief from collective bargaining agreements with ALPA, the AFA, the TWU, the CWA, and the IAM. On October 15, 2004, the bankruptcy court approved 21% reductions to base rates of pay until February 15, 2005 or until entry of an order approving a new collective bargaining agreement or granting final relief under Section 1113(c) of the bankruptcy code. The bankruptcy court also approved reductions to pension contributions and certain work rule changes. The interim relief order did not apply to TWU, whose members reached and ratified collective bargaining agreements that were approved by the bankruptcy court prior to the interim relief going into effect. ALPA ratified its tentative agreement with US Airways, Inc. in October 2004, and subsequent bankruptcy court approval eliminated the need for interim relief as to pilots. Tentative collective bargaining agreements with the CWA and AFA were reached in December 2004 and were subsequently ratified and approved by the bankruptcy court. On January 6, 2005, the bankruptcy court approved US Airways, Inc.’s request to reject all three IAM collective bargaining agreements and approved the termination of US Airways, Inc.’s three defined benefit plans. The IAM subsequently ratified US Airways, Inc.’s cost-savings proposals on January 21, 2005. As part of these negotiations and subsequent ratifications, the two remaining defined benefit pension plans for collectively bargained groups were eliminated, and some groups had their defined contribution pension plans permanently reduced. In addition, the bankruptcy court also approved a settlement agreement between US Airways, Inc. and the court-appointed Section 1114 Committee, representing retirees other than those represented by the IAM and TWU, for the significant curtailment of postretirement medical benefits and other retiree benefits. As a result of the curtailment of these benefits, US Airways Group recognized a gain of $183 million in the first quarter of 2005, which is included in reorganization items, net in its consolidated statement of operations.
      On November 12, 2004, US Airways, Inc. filed a motion requesting a determination from the bankruptcy court that US Airways, Inc. satisfied the financial requirements for a distress termination of the AFA pension plan, the IAM pension plan, and the Certain Employees pension plan under section 4041(c)(2)(B)(ii)(IV) of ERISA, and approval of each plan’s termination. These plans were projected to have benefit obligations aggregating $2.7 billion and plan assets aggregating $1.7 billion as of September 30, 2004, the most recent valuation date. On January 6, 2005, the bankruptcy court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA pension plan and the IAM pension plan were terminated effective January 10, 2005, by agreement between the PBGC and US Airways, Inc. The Certain Employees pension plan was terminated effective January 17, 2005, by agreement between the PBGC and US Airways, Inc. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans. US Airways Group continues to carry a liability of $948 million related to the three terminated plans, classified within liabilities subject to compromise on its consolidated balance sheet. The liability will be adjusted when the amount of the PBGC claim approved by the bankruptcy court is known. The debtors’ plan of reorganization provides that the PBGC will receive, as treatment for its claims, (i) cash in the amount of $13.5 million, (ii) an unsecured promissory note in the amount of $10 million, issued by reorganized US Airways, Inc. and guaranteed by New US Airways Group, payable on the seventh anniversary of the effective date of the merger, which note will bear interest at a rate of 6% per annum, and (3) 70% of the shares of New US Airways Group common stock to be issued to unsecured creditors of the debtors under the plan of reorganization, or such other treatment as may be agreed by the parties or ordered by the bankruptcy court.
      Pursuant to the newly ratified collective bargaining agreements, US Airways, Inc. implemented voluntary furlough and termination programs across several of its employee groups. In the first and second quarters of 2005, US Airways Group recognized charges of $51 million and $4 million, respectively, which are included in reorganization items, net in US Airways Group’s consolidated statement of operations, associated with termination payments and health care benefits for approximately 2,700 employees participating in these voluntary programs. The majority of employees expected to participate in voluntary terminations notified US Airways, Inc. by March 31, 2005.
      In connection with the outsourcing of a portion of its aircraft maintenance and certain fleet service operations, the closing of its Pittsburgh reservation center, and the closing of certain airport clubs and city ticket offices, US Airways, Inc. involuntarily terminated or furloughed approximately 2,300 employees. In the first quarter of 2005, US Airways Group recognized a $44 million charge, which is included in reorganization items, net in US Airways Group’s consolidated statement of operations, associated with contractual severance payments and healthcare benefits for those employees. Notification for the majority of planned involuntary terminations was completed in the first quarter of 2005.
      In addition to the cost savings achieved with labor groups, US Airways, Inc. also implemented pay and benefit reductions for its current management and other non-union employees, including reductions to base pay, elimination of jobs and modifications to vacation and sick time accruals. US Airways, Inc. also reduced the amount it contributes to its defined contribution pension plans on behalf of employees and implemented modifications to its postretirement medical benefits and other retiree benefits. The pay rate and defined contribution plan reductions went into effect October 11, 2004 and the reductions to retiree medical benefits became effective March 1, 2005.
      Severance charges and payment activity during 2005 consisted of the following (in millions):

Balance at January 1, 2005	$—
Severance including benefits expense	99
Payments	(28)

Balance at June 30, 2005	$71

      US Airways Group expects to make $55 million of termination and benefit payments during the remainder of 2005, $9 million in 2006 and approximately $1 million per year in the years 2007 through 2013.
      US Airways Group has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. In November 2004, the bankruptcy court approved US Airways Group’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. US Airways Group reached a comprehensive agreement with GE on aircraft leasing and financing and engine services, which provided US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. In June 2005, US Airways Group reached an agreement with GE on the terms and conditions of an agreement which amends and supplements certain provisions of the earlier agreement and provides for additional agreements regarding rent obligations under aircraft leases and the early redelivery of certain aircraft. The GE agreement was further amended in September 2005 to provide for a cash payment of $125 million by September 30, 2005 in lieu of the issuance of convertible notes to an affiliate of GE as originally contemplated under the GE agreement. US Airways Group also reached agreements with EMBRAER — Empresa Brasileria de Aeronautica SA and Bombardier, Inc. that provided for continued use and operation of its aircraft, short term liquidity and new financing for regional jets, which were approved by the bankruptcy court in January 2005. Each of these agreements are discussed in more detail below in “Liquidity and Capital Resources.”
      In connection with the merger, US Airways Group and America West Holdings entered into a Memorandum of Understanding with Airbus which includes, among other things, adjustments to the delivery schedules for narrow-body and wide-body aircraft, a new order for 20 A350 wide-body aircraft for which Airbus has agreed to provide backstop financing for a substantial number of aircraft, and substantial elimination of cancellation penalties on US Airways Group’s existing order for ten A330-200 aircraft provided that New US Airways Group has met certain predelivery payment obligations under the A350 order. Up to $175 million of the term loan was available to be drawn down on US Airways Group’s emergence from bankruptcy, with the remainder expected to be drawn down by June 30, 2006.
      The debtors notified all known potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. The Chapter 11 filing triggered defaults on substantially all debt and lease obligations. Subject to certain exceptions under the bankruptcy code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the bankruptcy court was February 3, 2005, with a limited exception for governmental entities, which had until March 11, 2005. The debtors’ claims agent received approximately 5,000 timely-filed proofs of claims as of February 3, 2005 totaling approximately $26.2 billion in the aggregate, and approximately 380 proofs of claims timely-filed by governmental entities totaling approximately $13.4 billion in the aggregate. In addition, the bankruptcy court set August 22, 2005 as the bar date by which creditors asserting administrative claims, other than administrative claims arising in the ordinary course of business, were required to be filed. The debtors received a large number of administrative claims in response to this bar date, for timely filed claims as well as additional claims that were late filed without permission of the bankruptcy court. Included in these claims, however, are claims for amounts arising in the ordinary course that have either already been paid, are included in the debtors’ business plan and budget to be paid in the ordinary course, or may be valid as unsecured claims but are not entitled to administrative claims status. As is typical in reorganization cases, differences between amounts scheduled by the debtors and claims by creditors are being investigated and resolved in connection with the claims resolution process. The aggregate amount of claims filed with the bankruptcy court far exceeds the debtors’ estimate of their liability. The debtors believe that many of these claims are duplicative, including those filed alleging joint and several liability against each of the debtors, based upon contingencies that have not occurred, are for claims for which the debtors believe there is no legal merit or otherwise are overstated, and are therefore invalid. In light of the number of creditors of the debtors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known.

      On September 16, 2005, the bankruptcy court issued an order confirming the debtors’ plan of reorganization. US Airways, Inc. filed a Chapter 11 plan of reorganization for each of the affiliated debtors on June 30, 2005, as amended. The plan of organization, which was based upon the completion of the merger, among other things, resolved all prepetition obligations, set forth a revised capital structure and established the corporate governance for US Airways Group following the merger and subsequent to emergence from bankruptcy. Under the plan of reorganization, the general unsecured creditors will receive approximately 8.2 million shares of New US Airways Group common stock, representing approximately 10% of New US Airways Group common stock outstanding as of the completion of the merger, while the holders of US Airways Group common stock outstanding prior to the merger received no distribution on account of their interests and their existing stock was cancelled.

Prior Bankruptcy Information
      As discussed above, US Airways Group emerged from the prior bankruptcy under the 2003 plan of reorganization. The 2003 plan of reorganization constituted a separate plan of reorganization for each of US Airways Group and its domestic subsidiaries, which we sometimes refer to as the filing entities. In accordance with the bankruptcy code, the 2003 plan of reorganization divided claims against, and interests in, each of the filing entities into classes according to their relative seniority and other criteria and provided the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agreed to a less favorable treatment of its claim or interest. Among other things, the 2003 plan of reorganization generally provided for full payment of all allowed administrative and priority claims, and the distribution of shares, or warrants to purchase shares, of new equity in the reorganized US Airways Group, Inc. to the ATSB, RSA, US Airways Group’s management and labor unions, General Electric Capital Corporation and Bank of America, N.A., as well as to certain unsecured creditors of the filing entities, including the PBGC, in satisfaction of their allowed voting claims. Persons holding equity in US Airways Group prior to March 31, 2003 were not entitled to any distribution under the 2003 plan of reorganization and their shares of common stock were cancelled.
      On March 31, 2003, RSA invested $240 million in cash in the reorganized US Airways Group pursuant to an investment agreement, in exchange for approximately 36.2%, on a fully diluted basis, of the equity in the reorganized US Airways Group. As of March 31, 2003, in connection with its investment, RSA was granted a voting interest of approximately 71.6% in the reorganized US Airways Group and became entitled to designate and vote to elect eight of 15 directors to US Airways Group’s board of directors. See notes 10 and 12(a) in the notes to US Airways Group’s consolidated financial statements for a summary of the equity structure following the prior bankruptcy and related party transactions with RSA.

Results of Operations
      As discussed above, US Airways Group emerged from the prior bankruptcy and adopted fresh-start reporting on March 31, 2003. As a result of the application of fresh-start reporting, the successor company’s financial statements are not comparable with the predecessor company’s financial statements. However, for purposes of discussion of the results of operations, 2004 has been compared to the full year 2003 and full year 2003 has been compared to 2002, as included, in part, in US Airways Group’s consolidated statements of operations, which are included in this prospectus and in “Selected Operating and Financial Statistics” below. Except where noted, operating statistics referred to below are for scheduled service only.

Three Months Ended June 30, 2005
Compared with the
Three Months Ended June 30, 2004
      Operating Revenues — Passenger transportation revenues increased $7 million, or 0.4%, due to a 4.3% increase in revenue passenger miles, or RPMs, which increased revenue by $76 million, partially offset by a 3.8% decrease in yield, which reduced revenue by $69 million. Cargo and freight revenues decreased $9 million, or 26.5%, primarily due to lower mail and freight volume. Other revenue decreased 6.2% due to a reduction in other revenue generated by US Airways Group’s wholly owned subsidiaries, offset by increases to revenue generated through airline partner travel after US Airways Group joined the Star Alliance in May 2004.
      Operating Expenses — Operating expenses increased by 1.6% on a capacity increase of 6.2%, as measured by available seat miles, or ASMs. Personnel costs decreased 35.9% primarily due to lower wage and benefits rates as a result of the implementation of the cost-savings agreements achieved with each of the collective bargaining groups, including the termination of US Airways, Inc.’s defined benefit plans and the curtailment of postretirement benefits, as well as lower headcount as compared to the same period in 2004. These reductions were partially offset by increases to workers compensation and medical and dental liabilities. Aviation fuel increased 69.2% due to an increase in the average fuel price of 57.5% along with greater consumption. US Airways Express capacity purchases increased 11.2% reflecting a 1.9% increase in purchased ASMs from third-party regional jet operators and higher fuel prices which are paid by US Airways Group on capacity purchases. Other rent and landing fees increased 1.6% due to increases in landing fee rates, partially offset by decreases in space rent. Aircraft rent increased 3.6% primarily due to new aircraft leases for regional jets delivered throughout 2004 and in the first quarter of 2005. Selling expenses decreased 2.9% as a result of a decrease in commissions and advertising expense, partially offset by increases in credit card and computer reservation fees driven by higher sales volume. Aircraft maintenance increased 24.7% reflecting the shift to outside vendors to perform scheduled maintenance, partially offsetting a portion of the decrease to personnel expense described above. Depreciation and amortization decreased 6.1% as a result of reduced amortization associated with capitalized software costs, the write-off of an indefinite lived foreign slot and the reduction of the salvage value of certain turboprop aircraft in the second quarter of 2004, partially offset by increased depreciation associated with regional aircraft delivered throughout 2004 and the first quarter of 2005 and the write-down of leasehold improvements at certain airports. Other operating expenses increased 10.4% primarily due to increases in expenses associated with the redemption of Dividend Miles on partner airlines and outside services, partially offset by decreases in ordinary course legal fees. In the second quarter of 2004, US Airways Group also recorded a $7 million reduction of expense related to a settlement with the Internal Revenue Service that had previously been fully reserved.
      Other Income (Expense) — Other Income (Expense) increased by $56 million. Interest income increased due to higher average interest rates and interest earned in certain restricted cash and deposit accounts, partially offset by the reclassification of approximately $3 million of interest income as a reorganization item. Interest expense, net increased 42.1% as a result of increased interest expense on US Airways, Inc.’s ATSB loan, including penalty interest incurred as a result of the current Chapter 11 proceedings and interest associated with new regional jets. Other, net income decreased as compared to the same period in 2004 as a result of mark-to-market adjustments on certain stock options held by US Airways Group. In the second quarter of 2004, US Airways Group recorded a gain of $2 million on the sale of four aircraft.
      Provision for Income Taxes — US Airways Group recorded an income tax benefit of $2 million in the second quarter of 2005 related to adjustments from estimates for certain state income taxes as compared to a benefit of $0.3 million in the second quarter of 2004. US Airways Group continues to record a full valuation allowance against its net deferred tax asset.

Six Months Ended June 30, 2005
Compared with the
Six Months Ended June 30, 2004
      Operating Revenues — Passenger transportation revenues decreased $60 million, or 1.8%, due to a 8.0% decrease in yield, which reduced revenue by $280 million, partially offset by a 6.7% increase in RPMs, which increased revenue by $220 million. Cargo and freight revenues decreased $22 million, or 32.4%, primarily due to lower mail and freight volume. Other revenue decreased 0.9% due to a reduction in other revenue generated by US Airways Group’s wholly owned subsidiaries, partially offset by revenue generated through airline partner travel after US Airways Group joined the Star Alliance in May 2004.
      Operating Expenses — Operating expenses increased by less than 1% on a capacity increase of 5.7%, as measured by ASMs. Personnel costs decreased 30.7% primarily due to lower wage and benefits rates as a result of the implementation of the cost-savings agreements achieved with each of the collective bargaining groups, including the termination of US Airways, Inc.’s defined benefit plans and the curtailment of postretirement benefits, as well as lower headcount as compared to the same period in 2004. These reductions were partially offset by increases to workers compensation and pilots’ long-term disability liabilities. Aviation fuel increased 64.2% due to an increase in the average fuel price of 53.0% along with greater consumption. US Airways Express capacity purchases increased 9.7% reflecting a 1.5% increase in purchased ASMs from third-party regional jet operators and higher fuel prices which are paid by US Airways Group on capacity purchases. Other rent and landing fees decreased 0.8% due to decreases in space rent, partially offset by increases in landing fee rates. Aircraft rent increased 4.5% primarily due to new aircraft leases for regional jets delivered throughout 2004 and in the first quarter of 2005. Selling expenses decreased 1.9% as a result of a decrease in commissions and advertising expense, partially offset by increases in computer reservation fees driven by higher sales volume. Aircraft maintenance increased 10.7% reflecting the shift to outside vendors to perform scheduled maintenance, partially offsetting a portion of the decrease to personnel expense described above. Depreciation and amortization decreased 2.5% as a result of reduced amortization associated with capitalized software costs, the write-off of an indefinite lived foreign slot and the reduction of the salvage value of certain turbo prop aircraft in the second quarter of 2004, partially offset by increased depreciation associated with regional aircraft delivered throughout 2004 and the first quarter of 2005 and the write-down of leasehold improvements at certain airports. Other operating expenses increased 4.8% primarily due to increases in expenses associated with the redemption of Dividend Miles on partner airlines, passenger compensation and outside services, partially offset by decreases in ordinary course legal fees. In the second quarter of 2004, US Airways Group also recorded a $7 million reduction of expense related to a settlement with the Internal Revenue Service that had previously been fully reserved.
      Other Income (Expense) — Other Income (Expense) increased by $102 million. Interest income increased due to higher average interest rates and interest earned in certain restricted cash and deposit accounts, partially offset by the reclassification of $5 million of interest income as a reorganization item. Interest expense, net increased 37.1% as a result of increased interest expense on US Airways, Inc.’s ATSB loan, including penalty interest incurred as a result of the current Chapter 11 proceedings and interest associated with new regional jets. Other, net income decreased as compared to the same period in 2004 as a result of mark-to-market adjustments on certain stock options held by US Airways Group. The comparable period in 2004 also includes a credit of $13 million related to a business interruption insurance recovery and a gain of $2 million on the sale of four aircraft.
      Provision for Income Taxes — US Airways Group recorded an income tax benefit of $2 million for the six months ended June 30, 2005 related to adjustments from estimates for certain state income taxes as compared to a benefit of $0.3 million in the same period of 2004. US Airways Group continues to record a full valuation allowance against its net deferred tax asset.

Selected Operating and Financial Statistics (1)

	Three Months				Six Months
	Ended June 30,				Ended June 30,

	2005		2004		2005		2004

Revenue passenger miles (millions)*
System	12,530		12,015		23,578		22,094
Mainline	10,727		10,669		20,372		19,788
Available seat miles (millions)*
System	16,496		15,529		32,015		30,298
Mainline	13,817		13,519		27,002		26,507
Total available seat miles (millions)
System	16,496		15,529		32,016		30,300
Mainline	13,817		13,519		27,003		26,509
Passenger load factor (2)*
System	76.0%		77.4%		73.6%		72.9%
Mainline	77.6%		78.9%		75.4%		74.7%
Yield (3)*
System	14.11	¢	14.66	¢	13.63	¢	14.82	¢
Mainline (4)	12.42	¢	12.87	¢	12.10	¢	13.05	¢
Passenger revenue per available seat mile (5)*
System	10.72	¢	11.34	¢	10.04	¢	10.81	¢
Mainline (4)	9.64	¢	10.16	¢	9.13	¢	9.75	¢
Revenue passengers (thousands)*
System	15,826		14,883		29,894		27,583
Mainline	11,101		11,070		21,354		20,922
Mainline revenue per available seat mile (6)	10.97	¢	11.52	¢	10.45	¢	11.08	¢
Mainline cost per available seat mile (Mainline CASM)* (7)	10.59	¢	11.18	¢	10.74	¢	11.41	¢
Mainline average stage length (miles)*	782		805		775		789
Mainline cost of aviation fuel per gallon (8)	$1.68		$1.07		$1.58		$1.03
Mainline cost of aviation fuel per gallon (excluding fuel taxes)	$1.63		$1.01		$1.53		$0.98
Mainline gallons of aviation fuel consumed (millions)	226		225		445		441
Mainline number of aircraft in operating fleet at period-end	268		283		268		283
Full-time equivalent employees at period end	21,396		26,880		21,396		26,880

*	Scheduled service only (excludes charter service).

(1)	Operating statistics include free frequent travelers and the related miles flown. System statistics encompass all wholly owned airline subsidiaries of US Airways Group, including US Airways, Inc., Allegheny Airlines (through June 2004), Piedmont Airlines and PSA Airlines, as well as operating and financial results from capacity purchase agreements with Mesa Airlines, Chautauqua Airlines and Trans States Airlines. For purposes of mainline statistical calculations and to provide better comparability between periods, mainline statistics exclude revenue and expenses associated with US Airways, Inc.’s capacity purchase arrangements with certain affiliated airlines and US Airways, Inc.’s regional jet division, MidAtlantic Airways.

(2)	Percentage of aircraft seating capacity that is actually utilized (RPMs/ ASMs).

(3)	Passenger transportation revenue divided by RPMs.

(4)	Mainline passenger revenue excludes US Airways Express and MidAtlantic Airways passenger revenue of $436 million and $750 million for the three and six months ended June 30, 2005, respectively, and $388 million and $691 million for the three and six months ended June 30, 2004, respectively.

(5)	Passenger transportation revenue divided by ASMs (a measure of unit revenue).

(6)	Mainline operating revenues divided by ASMs (a measure of unit revenue). Mainline operating revenues exclude US Airways Express and MidAtlantic Airways operating revenues of $437 million and $753 million for the three and six months ended June 30, 2005, respectively, and $390 million and $694 million for the three and six months ended June 30, 2004, respectively.

(7)	Mainline operating expenses divided by mainline ASMs (a measure of unit cost). Mainline operating expenses exclude US Airways, Inc. capacity purchases and MidAtlantic Airways operating expenses of $432 million and $799 million for the three and six months ended June 30, 2005, respectively, and $351 million and $668 million for the three and six months ended June 30, 2004, respectively.

(8)	Includes fuel taxes and transportation charges and excludes service fees.

2004 Compared With 2003
      Operating Revenues — Operating revenues increased $271 million, or 4.0%. Passenger transportation revenues increased $212 million or 3.5%. RPMs were up 8.7%, which increased revenues by $536 million, partially offset by a 4.9% decrease in yield, which decreased revenues by $324 million. Passenger transportation revenues were negatively impacted by the debtors’ bankruptcy proceedings. Passenger transportation revenue in 2003 included a favorable $34 million adjustment to the traffic balances payable account for unused and now expired tickets. Cargo and freight revenue was flat. Other operating revenue increased as a result of increased third party fuel sales due to higher fuel prices and revenue associated with certain marketing arrangements.
      Operating Expenses — Operating expenses increased by $398 million, or 5.6%. Operating expenses excluding Government compensation and Special items increased 3.0% on a capacity increase, as measured by ASMs, of 5.8%. Personnel costs decreased 8.4% due to lower employee pension, medical and dental, and postretirement medical benefit expense, an $89 million decrease in stock-based compensation expense related to the issuance of US Airways Group Class A common stock to employees covered by collective bargaining agreements following emergence from the prior bankruptcy in 2003, reduced headcount in 2004 and lower wage rates in the fourth quarter of 2004 as the result of interim or permanent relief from labor contracts. These decreases were partially offset by an increase in expense associated with long-term disability. Aviation fuel increased 32.4% primarily due to higher average fuel prices and, to a lesser extent, schedule-driven increases in consumption. US Airways Express capacity purchases increased 24.2% reflecting an increase in purchased ASMs from third-party regional jet operators and other airline subsidiaries of Group. Aircraft rent increased 4.2% as a result of new leases due to the conversion of mortgaged aircraft to leased aircraft and the addition of new regional jet leases. Other rent and landing fees decreased slightly as a result of decreases in landing fees partially offsetting increased airport rental expenses. Selling expenses decreased 3.2% due to a decrease in commissions partially offset by increases to advertising expense and sales volume driven increases in credit card fees. Depreciation and amortization increased 2.5% due to depreciation associated with new regional jets and the write-off of certain ground equipment and an indefinite lived foreign slot, partially offset by lower book values on the existing fleet as a result of fresh-start reporting effective March 31, 2003 and by reduced amortization associated with capitalized software. Other operating expenses increased 4.6% due to increases in the cost associated with the redemption of Dividend Miles for travel on partner airlines and future travel on US Airways, Inc. as well as increases to costs associated with passenger and baggage screening and navigation fees, partially offset by decreases in insurance expenses and schedule-related expenses including passenger food expenses. 2003 included $28 million in reductions to an accrual upon the resolution of previously outstanding contingencies. Refer to “Description of Unusual Items” below for information on Special items and Government compensation.
      Other Income (Expense) — Other Income (Expense), net decreased $2 billion primarily as a result of the reorganization items directly associated with the emergence from the prior bankruptcy. See “Description of Unusual Items” below for additional information on the components of Reorganization items, net in 2004 and 2003. Interest income decreased as the result of the reclassification of interest income on cash, cash equivalents and short term investments to Reorganization items, net subsequent to the Chapter 11 filing on September 12, 2004. Interest expense was flat as a result of the conversion of mortgaged aircraft to leased aircraft and the abandonment of certain aircraft, offset by interest related to the ATSB loan and penalty interest incurred as a result of the current Chapter 11 proceedings. Other, net income in 2004 includes $13 million related to a business interruption insurance recovery and a $2 million gain on the sale of four aircraft, while the 2003 results reflect a $30 million gain recognized in connection with US Airways Group’s sale of its investment in Hotwire, Inc.
      Provision (Credit) for Income Taxes — US Airways Group recorded an income tax benefit of $10 million for the year ended December 31, 2004, as compared to $11 million of income tax expense in 2003. The benefit recognized in 2004 related to revisions to prior estimates upon completion of US Airways Group’s consolidated 2003 tax return. US Airways Group continues to record a full valuation allowance against its net deferred tax assets due to the uncertainty regarding their ultimate realization.

      Selected Operating and Financial Statistics — System capacity, as measured by ASMs, increased 5.8% and passenger volume, as measured by RPMs, increased 8.7% in 2004. These increases resulted in a 73.5% system passenger load factor, representing a 2.0 percentage point increase over 2003. However, system yield declined by 4.9% reflecting the continued downward pressure on fares. Weather conditions related primarily to hurricanes adversely impacted US Airways Group’s operating and financial performance in 2004 and 2003. US Airways, Inc.’s full-time equivalent employees at December 31, 2004 declined 8.1% reflecting the headcount reduction measures put in place in connection with US Airways Group’s transformation plan.
2003 Compared With 2002
      Operating Revenues — Operating revenues decreased $131 million, or 1.9%. Passenger transportation revenue decreased $149 million or 2.4%. RPMs declined 4.4%, which decreased revenues by $277 million, partially offset by a 2.1% improvement in yield, which increased revenues by $127 million. Passenger transportation revenue for 2003 included a favorable $34 million adjustment to the traffic balances payable account for unused and now expired tickets. Other operating revenue increased 4.9% due to increased third party fuel sales and mileage credit sales partially offset by lower ticket change and cancellation fees.
      Operating Expenses — Operating expenses declined by $1.20 billion, or 14.4%. Operating expenses excluding Government compensation and Special items were lower by 8.7% on a capacity decrease, as measured by ASMs, of 6.9%. Personnel costs decreased 18.2% due to lower headcount levels, wage rates and employee pension and benefit expenses partially offset by $125 million of stock-based compensation expenses resulting from the issuance of Class A common stock to employees covered by collective bargaining agreements following emergence from the prior bankruptcy. Aviation fuel increased 6.1% due to higher average fuel prices partially offset by schedule-driven decreases in consumption. US Airways Express capacity purchases increased 33.8% reflecting a 32% increase in purchased ASMs from third-party regional jet operators. Aircraft rent decreased 17.9% due to favorably restructured leases and lease rejections made in connection with the prior bankruptcy, which was partially offset by new leases as a result of the conversion of mortgaged aircraft to leased aircraft. Other rent and landing fees were flat as a result of schedule-driven decreases in landing fees offsetting increased airport rental expenses associated with the new terminal in Philadelphia. Selling expenses decreased 7.9% due to sales volume driven decreases in credit card fees and sales- and rate-driven decreases in computer reservation system fees. Travel agent commission rates decreased due to the elimination of the base domestic commissions in March 2002 and increases in internet bookings which are less costly to US Airways Group. Depreciation and amortization decreased 21.7% due to fewer owned aircraft in the operating fleet and lower book values on the existing fleet as a result of fresh-start reporting. Other operating expenses decreased 8.4% due to decreases in insurance expenses and schedule-related expenses including passenger food expenses and crew travel expenses and a $17 million and $12 million reduction to an accrual upon the resolution of previously outstanding contingencies partially offset by increases in expenses associated with third-party fuel sales. Refer to “Description of Unusual Items” below for information on Special items and Government compensation.
      Other Income (Expense) — Other Income (Expense), net increased $2.3 billion from an expense of $598 million in 2002 to income of $1.7 billion in 2003. Interest income decreased due to lower return rates partially offset by higher average investment balances. Interest expense decreased as a result of the conversion of mortgaged aircraft to leased aircraft and the abandonment of certain aircraft partially offset by interest related to the ATSB loan. Other, net income increased as a result of a $30 million gain recognized in connection with US Airways Group’s sale of its investment in Hotwire, Inc. and mark-to-market adjustments on certain stock options held by US Airways Group. Refer to “Description of Unusual Items” below for information on Reorganization items, net.
      Provision (Credit) for Income Taxes — US Airways Group’s federal and state income tax expense was $11 million in 2003 representing an effective tax rate of 0.7%. This differed from statutory rates primarily due to utilization of net operating loss carryforwards. During 2001, US Airways Group recognized a valuation allowance against its net deferred tax asset. US Airways Group continues to record a full valuation allowance against its net deferred tax assets due to the uncertainty regarding their ultimate realization. As a result of the

March 2002 enactment of the Job Creation and Worker Assistance Act of 2002, also referred to as the Job Act, US Airways Group recognized an income tax credit equal to US Airways Group’s carryback potential. The Job Act provides, among other things, an extension of the net operating loss carryback period to five years from two years for net operating losses arising from tax years that end in 2001 or 2002 and the elimination of the 90% limitation for alternative minimum tax purposes on those loss carrybacks. The tax credit recorded in 2002 includes $74 million related to 2001 losses realizable due to the enactment of the Job Act and recorded in the period of enactment. US Airways Group continued to record a valuation allowance against its net deferred tax asset which resulted in a 2002 effective tax rate of 13%.
      Cumulative Effect of Accounting Change — Effective January 1, 2002, PSA Airlines, a wholly owned subsidiary of US Airways Group, changed its method of accounting for engine maintenance from accruing on the basis of hours flown to expensing as incurred. In connection with the change, PSA Airlines recognized a $17 million credit representing the cumulative effect of the accounting change.
      Selected Operating and Financial Statistics — System capacity, as measured by ASMs, decreased 6.9% and passenger volume, as measured by RPMs, decreased 4.4% in 2003. These decreases resulted in a 71.5% system passenger load factor, representing a 1.9 percentage point increase over 2002. System yield improved 2.1% reflecting a modest improvement in economic conditions. Both RPMs and ASMs were significantly affected by the schedule reductions initiated following the prior bankruptcy filing. In addition, hurricanes Isabel, Fabian and Henri adversely impacted US Airways Group’s operating and financial performance in 2003. US Airways, Inc. full-time equivalent employees at December 31, 2003 declined 12.4% reflecting the headcount reduction measures put in place in connection with US Airways Group’s 2002 restructuring.
Description of Unusual Items
      Special Items — Special items included within operating expenses on US Airways Group’s consolidated statements of operations include the following components (dollars in millions):

	Successor Company		Predecessor Company
	Nine Months Ended		Year Ended
	December 31, 2003		December 31, 2002

Aircraft order cancellation penalty	$35	(a)	$—
Aircraft impairments and related charges	—		392	(b)
Pension and postretirement benefit curtailments	—		(90	) (c)
Employee severance including benefits	(1	) (d)	(3	) (d)
Other	—		21	(e)

	$34		$320

(a)	During the quarter ended June 30, 2003, US Airways Group recorded a $35 million charge in connection with its intention not to take delivery of certain aircraft scheduled for future delivery.

(b)	During the fourth quarter of 2002, US Airways, Inc. conducted an impairment analysis in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on its B737-300, B737-400, B757-200 and B767-200 aircraft fleets as a result of changes to the aircraft’s recoverability periods (the planned conversion of owned aircraft to leased aircraft) as well as indications of possible material changes to the market values of these aircraft. The analysis revealed that estimated undiscounted future cash flows generated by these aircraft were less than their carrying values for four B737-300s, 15 B737-400s, 21 B757-200s and three B767-200s. In accordance with SFAS 144, the carrying values were reduced to fair market value. This analysis resulted in a pretax charge of $392 million. Management estimated fair market value using third-party appraisals and recent leasing transactions.

(c)	During the fourth quarter of 2002, US Airways, Inc. recorded a curtailment credit of $120 million related to certain postretirement benefit plans and a $30 million curtailment charge related to certain defined benefit pension plans.

(d)	In September 2001, US Airways, Inc. announced that in connection with its reduced flight schedule it would terminate or furlough approximately 11,000 employees across all employee groups. Approximately 10,200 of the affected employees were terminated or furloughed on or prior to January 1, 2002. Substantially all the remaining affected employees were terminated or furloughed by May 2002. US Airways, Inc.’s headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways, Inc. offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits, such as medical, dental and life insurance benefits, but did not receive any furlough pay benefit. In accordance with Emerging Issues Task Force Issue No. 94-3, US Airways, Inc. recorded a pretax charge of $75 million representing the involuntary severance pay and the benefits for affected employees during the third quarter of 2001. In the fourth quarter of 2001, US Airways, Inc. recognized a $10 million charge representing the estimated costs of extended benefits for those employees who elected to take voluntary leave and a $2 million reduction in accruals related to the involuntary severance as a result of employees electing to accept voluntary furlough. During the quarters ended June 30, 2003 and 2002, US Airways Group recognized $1 million and $3 million, respectively, in reductions to severance pay and benefit accruals related to the involuntary termination or furlough of certain employees.

(e)	During the fourth quarter of 2002, US Airways, Inc. recognized an impairment charge of $21 million related to capitalized gates at certain airports in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The carrying values of the affected gates were reduced to fair value based on a third party appraisal.

     Reorganization Items, Net — Reorganization items, net represent amounts incurred as a direct result of US Airways Group’s Chapter 11 filings and are presented separately in US Airways Group’s consolidated statements of operations. These items consist of the following (dollars in millions):

	Successor Company	Predecessor Company

	Year Ended	Three Months Ended	Year Ended
	December 31, 2004	March 31, 2003	December 31, 2002

Discharge of liabilities (a)	$—	$3,938	$—
Restructured aircraft financings (b)	—	967	—
Termination of pension plans (c)	—	387	—
Interest income on accumulated cash	4	2	2
Damage and deficiency claims (d)	(2)	(2,167)	—
Revaluation of assets and liabilities (a)	—	(1,107)	—
Professional fees	(30)	(51)	(61)
Aircraft order cancellation penalties	(7)	—	—
Loss on aircraft abandonment (e)	—	(9)	(68)
Severance including benefits (f)	—	—	(89)
Write-off of ESOP deferred compensation	—	—	(50)
Other	—	(43)	(28)

	$(35)	$1,917	$(294)

(a)	Reflects the discharge or reclassification of liabilities subject to compromise in the prior bankruptcy. Most of these obligations were only entitled to receive such distributions of cash and common stock as provided under the 2003 plan of reorganization. A portion of the liabilities subject to compromise in the prior bankruptcy were restructured and continued, as restructured, to be liabilities of US Airways Group.

(b)	As of March 31, 2003, US Airways Group restructured aircraft debt and lease agreements related to 200 aircraft in connection with the prior bankruptcy, including the conversion of 52 mortgages to operating leases. The restructured terms generally provide for shorter lease periods and lower lease rates.

(c)	Effective March 31, 2003, US Airways, Inc. terminated its qualified and nonqualified pilot defined benefit pension plans. The PBGC was appointed trustee of the qualified plan effective with the termination. US Airways Group recognized a gain in connection with the termination which is partially offset by the PBGC claim.

(d)	Damage and deficiency claims largely arose as a result of US Airways Group electing to either restructure, abandon or reject aircraft debt and leases during the bankruptcy proceedings.

(e)	Includes aircraft (seven A319s for 2003 and 34 F-100s, two B757-200s and one B737-400 for 2002) that were legally abandoned as part of the prior bankruptcy. Related aircraft liabilities were adjusted for each aircraft’s expected allowed collateral value.

(f)	As a result of schedule reductions made in connection with the prior bankruptcy, US Airways, Inc. terminated or furloughed approximately 6,600 employees across all employee groups. Substantially all affected employees were terminated or furloughed prior to March 31, 2003. US Airways, Inc.’s headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways, Inc. offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits, such as medical, dental and life insurance benefits, but did not receive any furlough pay benefit.
     Government Compensation — In April 2003, President George W. Bush signed into law the Emergency Wartime Supplemental Appropriations Act, which included $2.4 billion for reimbursement to the airlines for certain aviation-related security expenses. Certain airlines that received the aviation-related assistance were required to agree to limit the total cash compensation for specified executive officers during the 12-month period beginning April 1, 2003 to an amount equal to the annual salary paid to that officer during the air carrier’s fiscal year 2002. Any violation of this agreement would require the carrier to repay to the government the amount reimbursed for airline security fees. US Airways Group complied with this limitation on executive compensation. US Airways Group’s security fee reimbursement was $214 million, net of amounts due to certain affiliates, and was recorded as a reduction to operating expenses during the second quarter of 2003. In September 2003, US Airways Group received approximately $6 million of compensation associated with flight deck door expenditures which was recorded as an offset to capital costs.
Selected Operating and Financial Statistics (1)

	2004		2003		2002

Revenue passengers miles (millions)*
System	45,087		41,464		43,374
Mainline	39,964		37,741		40,038
Available seat miles (millions):*
System	61,353		58,017		62,329
Mainline	53,220		51,494		56,360
Passenger load factor (2):*
System	73.5%		71.5%		69.6%
Mainline	75.1%		73.3%		71.0%
Yield (3):*
System	14.07	¢	14.79	¢	14.48	¢
Mainline (4)	12.43	¢	13.05	¢	13.05	¢
Passenger revenue per available seat mile (5):*
System	10.34	¢	10.57	¢	10.08	¢
Mainline (4)	9.33	¢	9.56	¢	9.27	¢
Revenue passengers (thousands):*
System	55,954		52,797		58,389
Mainline	41,510		41,251		47,155
Mainline revenue per available seat mile (6)	10.69	¢	10.75	¢	10.38	¢
Mainline cost per available seat mile (Mainline CASM) (7)(8)	11.34	¢	11.36	¢	12.67	¢
Mainline average stage length (miles)*	782		761		685
Mainline cost of aviation fuel per gallon (9)	$1.12		$0.88		$0.74
Mainline cost of aviation fuel per gallon (excluding fuel taxes)	$1.06		$0.83		$0.69
Mainline gallons of aviation fuel consumed (millions)	884		873		972
Mainline number of aircraft in operating fleet at period-end	281		282		280
Mainline full-time equivalent employees at period end	24,628		26,797		30,585

*	Denotes scheduled service only (excludes charter service).

(1)	Operating statistics include free frequent flyer travelers and the related miles they flew. System statistics encompass all wholly owned airline subsidiaries of US Airways Group, including US Airways, Inc., Allegheny Airlines (through June 2004), Piedmont Airlines, PSA Airlines, as well as operating and financial results from capacity purchase agreements with Mesa Airlines, Chautauqua Airlines, Trans States Airlines and Midway Airlines (through October 2003). Where noted, revenues and expenses associated with US Airways, Inc.’s capacity purchase arrangements with certain affiliated airlines and US Airways, Inc.’s regional jet division, MidAtlantic Airways, have been excluded from US Airways, Inc.’s financial results for purposes of mainline financial statistical calculation and to provide better comparability between periods (see details below).

(2)	Percentage of aircraft seating capacity that is actually utilized (RPMs/ ASMs).

(3)	Passenger transportation revenue divided by RPMs.

(4)	Mainline passenger revenue excludes US Airways Express and MidAtlantic Airways passenger revenue of $1,379 million, $1,208 million, and $1,058 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(5)	Passenger transportation revenue divided by ASMs (a measure of unit revenue).

(6)	Mainline operating revenues divided by ASMs (a measure of unit revenue). Mainline operating revenues exclude US Airways Express and MidAtlantic Airways operating revenues of $1,385 million, $1,214 million and $1,063 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(7)	Total Operating Expenses divided by ASMs (a measure of unit cost).

(8)	Mainline operating expenses exclude US Airways, Inc. capacity purchases of $1,304 million, $1,145 million, and $1,094 million for the years ended December 31, 2004, 2003 and 2002, respectively, and MidAtlantic Airways operating expenses of $79 million for the year ended December 31, 2004. Operating expenses for each period include unusual items as follows:

•	For the year ended December 31, 2003, operating expenses include an aircraft order penalty of $35 million (0.07¢) and government compensation of $212 million (0.41¢).

•	For the year ended December 31, 2002, operating expenses include aircraft impairment and related charges of $392 million (0.70¢), a benefit on the pension and postretirement curtailment of $90 million (0.16¢), an impairment charge related to capitalized gates at certain airports of $21 million (0.04¢) and a reduction to the involuntary severance accrual of $3 million (0.01¢).

(9)	Includes fuel taxes and transportation charges and excludes service fees.
Liquidity and Capital Resources
      As of June 30, 2005, US Airways Group’s cash and cash equivalents totaled $557 million compared to $738 million as of December 31, 2004. The decline in cash during the first six months of 2005 was a result of continued net losses and aircraft debt and lease payments on aircraft essential to US Airways Group’s business plan. The airline industry continues to be adversely affected by the historically high aircraft fuel prices and the continued downward pressure on domestic revenue. As of December 31, 2004, US Airways Group’s cash, cash equivalents and short-term investments of $738 million compared to $1.29 billion as of December 31, 2003. US Airways Group requires substantial liquidity in order to meet scheduled debt and lease payments and to finance day-to-day operations. As a result of the recurring losses, decline in available cash, and risk of defaults or cross defaults under certain key financing and operating agreements, US Airways Group filed a voluntary petition for reorganization under Chapter 11 of the bankruptcy code on September 12, 2004. All of US Airways Group’s unrestricted cash constitutes cash collateral under the ATSB loan. US Airways Group had been operating with the use of the ATSB cash collateral since its Chapter 11 filing on September 12, 2004.

ATSB Loan and Cash Collateral Agreement
      As part of its reorganization under the prior bankruptcy, US Airways, Inc. received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing that was funded on March 31, 2003. US Airways Group required this loan and related guarantee in order to provide the additional liquidity necessary to carry out its 2003 plan of reorganization. US Airways, Inc. is the primary obligor under the ATSB loan, which is guaranteed by US Airway Group and each of its other domestic subsidiaries. The ATSB loan is secured by substantially all of the present and future assets of the debtors not otherwise encumbered (including certain cash and investment accounts, previously unencumbered aircraft, aircraft engines, spare parts, flight simulators, real property, takeoff and landing slots, ground equipment and accounts receivable), other than certain specified assets, including assets which are subject to other financing agreements.
      In connection with the September 12, 2004 Chapter 11 filing, the ATSB and the lenders under the ATSB loan agreed to authorize US Airways Group to continue to use cash collateral securing the ATSB loan on an interim basis. US Airways Group has access to the cash collateralizing the ATSB loan as working capital, subject to certain on-going conditions and limitations. As a result, US Airways Group has been able to use this cash instead of obtaining debtor in possession financing. This interim agreement was approved by the bankruptcy court on September 13, 2004 as part of the first day motions, and was scheduled to expire on October 15, 2004. The bankruptcy court approved two subsequent agreements extending US Airways Group’s ability to use the cash collateral, including an agreement approved on January 13, 2005 extending US Airways Group’s use of cash collateral through June 30, 2005, subject to certain conditions and limitations. Under the agreement, which is referred to in this prospectus as the ATSB cash collateral agreement, US Airways Group was permitted to continue to access this cash collateral to support daily operations so long as it maintains an agreed upon minimum amount of cash on hand each week. US Airways Group reached agreement with the ATSB concerning two interim extensions to the ATSB cash collateral agreement, which were approved by the bankruptcy court on June 23, 2005 and July 21, 2005. On August 18, 2005, US Airways Group and the ATSB agreed to extend the cash collateral agreement until the earlier of the effective date of the debtors’ plan or reorganization or October 25, 2005. The August 18 extension also allowed US Airways, Inc., under certain circumstances, to retain approximately 40% of the proceeds from the sale of certain designated assets on which the ATSB holds liens. The August 18 extension required US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance which declined periodically during the term of the extension from $325 million to $200 million. US Airways Group was also required to maintain and achieve certain cumulative earnings levels during the period, as defined in the agreement. Further, US Airways Group was required to comply with restrictions on its ability to make capital expenditures. In light of rising fuel prices and continued downward pressure on fares across the industry, there can be no assurance that US Airways Group can comply with the ATSB cash collateral agreement, as extended.
      The ATSB loan also contains covenants that limit, among other things, US Airways Group’s ability to pay dividends, make additional corporate investments and acquisitions, enter into mergers and consolidations and modify certain concessions obtained as part of the prior bankruptcy. The ATSB loan contains certain mandatory prepayment events including, among other things, (i) the occurrence of certain asset sales and the issuance of certain debt or equity securities and (ii) the decrease in value of the collateral pledged in respect of the ATSB loan below specified coverage levels. During the six months ended June 30, 2005, US Airways Group made approximately $10 million in prepayments on the ATSB loan with proceeds received from asset sales.
      The ATSB loan bears interest as follows:

•	90% of the ATSB loan (Tranche A) was funded through a participating lender’s commercial paper conduit program and bears interest at a rate equal to the conduit provider’s weighted average cost related to the issuance of certain commercial paper notes and other short-term borrowings plus 0.30%, and

•	10% of the ATSB loan (Tranche B) bears interest at LIBOR plus 4.0%.
      In addition, US Airways, Inc. is charged an annual guarantee fee in respect of the ATSB guarantee currently equal to 4.2% of the guaranteed amount (initially $900 million), with the guarantee fee increasing by ten basis points annually. Due to US Airways Group’s September 2004 bankruptcy filing and subsequent loss of certain regional jet financing, the guarantee fee increased by 2% per annum and the interest rate on Tranche A and Tranche B each increased by an additional 2% and 4% per annum, respectively, for an effective increase in the interest rate on the loan balance of four percentage points.
      As of June 30, 2005, $708 million was outstanding under the ATSB loan. The ATSB loan is reflected as a current liability on US Airways Group’s accompanying balance sheet at June 30, 2005 at a book value of $693 million, which is net of $15 million of unamortized discount, and is not subject to compromise. As of June 30, 2005, US Airways Group’s $557 million in unrestricted cash and cash equivalents was available to support daily operations, subject to certain conditions and limitations under the ATSB cash collateral agreement.
      On July 22, 2005, US Airways Group and America West Holdings announced that the ATSB approved the proposed merger and that the companies had reached agreement with the ATSB on the post-merger terms of their respective ATSB loans. Under the negotiated new loan terms, the US Airways, Inc. ATSB loan will be guaranteed by New US Airways Group (including all domestic subsidiaries, with certain limited exceptions) and will be secured by substantially all of the present and future assets of New US Airways Group not otherwise encumbered, other than certain specified assets, including assets which are subject to other financing agreements. The America West Airlines, Inc. ATSB loan will also be guaranteed by New US Airways Group (including all domestic subsidiaries, with certain limited exceptions) and will be secured by a second lien in the same collateral. The loans will continue to have separate repayment schedules and interest rates; however, the loans are subject to similar repayments and mandatory amortization in the event of additional debt issuances, with certain limited exceptions.
      US Airways, Inc. must pay down the principal of its loan in an amount equal to the greater of (i) the first $125 million of proceeds from specified asset sales identified in connection with its Chapter 11 proceedings, whether completed before or after emergence and (ii) 60% of net proceeds from designated asset sales, provided that any such asset sales proceeds up to $275 million are to be applied in order of maturity, and any such asset sales proceeds in excess of $275 million are to be applied pro rata across all maturities in accordance with the loan’s early amortization provisions. The prior US Airways, Inc. loan agreement required repayment of 100% of all proceeds from any such asset sales. The guarantee fee on Tranche A of US Airways, Inc.’s ATSB loan will be increased to 6.0%, from a current rate of 4.2% (before penalty interest assessed as a result of the current Chapter 11 proceedings). The interest rate on Tranche A will not change. The interest rate on Tranche B will be increased to the greater of the Tranche A interest rate plus 6.0% and LIBOR plus 6.0% from a current rate of LIBOR plus 4.0% (before penalty interest). The negotiated terms also reschedule amortization payments for US Airways, Inc. with semi-annual payments beginning on September 30, 2007, assuming repayment of proceeds from asset sales of $150 million, and continuing through September 30, 2010. The US Airways, Inc. ATSB loan’s prior final amortization was in October 2009.
      The outstanding principal amount on the American West Airlines, Inc. ATSB loan is $300 million. The guarantee fee on the America West Airlines, inc. ATSB loan will be 8.0% with annual increases of 5 basis points. The interest rate and scheduled amortization will not change. Voluntary prepayment of the America West Airlines, Inc. ATSB loan will require a premium in certain instances.
      The terms of both amended and restated loans require New US Airways Group to meet certain financial covenants, including minimum cash requirements and required minimum ratios of earnings before interest, taxes, depreciation, amortization and aircraft rent to fixed charges.

2004 Amendments to the ATSB Loan
      In March 2004, US Airways, Inc. and the ATSB amended the financial covenants of the ATSB loan to provide covenant relief for the measurement periods beginning June 30, 2004 through December 31, 2005. The ratios used in the financial covenants were adjusted and reset to align with US Airways Group’s forecast for 2004 and 2005 as of the date of the amendment, which assumed a return to profitability by 2005. In exchange for this covenant relief and other changes described below, US Airways, Inc. made a voluntary prepayment of $250 million on March 12, 2004, which reduced, pro rata, all future scheduled principal payments of the ATSB loan, rather than shortening the remaining life of the loan.
      In consideration for the lenders agreeing to amend the provision in the loan agreement related to the going concern paragraph in the independent auditor’s report for US Airways Group’s audited financial statements for the year ended December 31, 2003, US Airways, Inc. agreed to revised financial covenants.
      Effective May 21, 2004, US Airways, Inc. and the ATSB again amended the ATSB loan to permit use of its regional jets financed by General Electric, or GE, as cross collateral for other obligations of US Airways, Inc. to GE. In consideration for this amendment, US Airways, Inc. agreed to revised covenants relating to minimum required unrestricted cash balances. US Airways, Inc. made a prepayment of $5 million in connection with this amendment.
      The ATSB loan contains financial covenants that must be satisfied by US Airways Group at the end of each fiscal quarter. US Airways Group was uncertain as to its ability to satisfy these covenants as of June 30, 2004. Effective June 30, 2004, US Airways, Inc. and the ATSB amended the ATSB loan to remove the uncertainty relating to US Airways Group’s ability to satisfy its financial covenant tests for the second quarter of 2004. In consideration for this amendment, US Airways, Inc. agreed to change the loan amortization schedule, by increasing each of the first six principal repayment installments commencing on October 1, 2006 by approximately $16 million, and reducing the last principal repayment installment on October 1, 2009 by $94 million.

      All of the foregoing rights and obligations of the parties relating to the ATSB loan are subject to the terms of the cash collateral orders entered by the bankruptcy court and the terms of the bankruptcy code.

Eastshore and Wexford Agreements
      On February 18, 2005, US Airways Group announced that it reached an agreement with Eastshore Aviation, LLC, an investment entity owned by Air Wisconsin Airlines Corporation and its shareholders, on a $125 million financing commitment to provide equity funding for a plan of reorganization. The $125 million facility is in the form of a debtor in possession term loan. After receiving approval from the bankruptcy court, $75 million was drawn under the facility on March 1, 2005 and $25 million was drawn on April 4, 2005. The final $25 million was drawn on August 17, 2005. This loan is second only to the ATSB loan with regard to US Airways Group’s assets that are pledged as collateral. The interest on the facility is LIBOR plus 6.5% as determined as of the draw date of each increment. Interest is payable quarterly in arrears. As part of this agreement, US Airways, Inc. and Air Wisconsin also entered into a regional jet services agreement under which Air Wisconsin may, but is not required to, provide regional jet service under a US Airways Express code share arrangement. On April 8, 2005, Air Wisconsin notified US Airways Group of its intention to deploy 70 regional jets, the maximum number provided for in the agreement, into the US Airways Express network. US Airways Group and Eastshore entered into an amendment to the facility that provides for the conversion of the outstanding loan amounts upon completion of the merger pursuant to their investment agreement, as described in the section entitled “The New Equity Investments.”
      On March 14, 2005, US Airways Group announced that it reached an agreement with Republic Airways Holdings, Inc. and its majority shareholder, Wexford Capital LLC, on an equity and financing package that includes a $125 million equity investment upon emergence from Chapter 11 and options for obtaining approximately $100 million of other liquidity enhancements prior to emergence. US Airways Group has elected not to require an equity investment under the agreement, but has exercised its option for obtaining the approximately $100 million of additional liquidity. The implementation of transactions under the agreement was approved by the bankruptcy court on March 31, 2005.
      US Airways, Inc. obtained approximately $100 million of additional liquidity through the sale of certain assets, including ten currently owned EMB-170 regional aircraft operated by the MidAtlantic Airways division of US Airways, Inc., three EMB-170 regional jet aircraft scheduled for delivery, other regional jet related assets such as a flight simulator and other items and certain commuter slots at Ronald Reagan Washington National Airport and LaGuardia Airport. US Airways, Inc. also assigned the leases for an additional 15 EMB-170 regional jet aircraft currently operated by its MidAtlantic Airways division. Upon the sale and assignment of the leases for the aircraft, Republic Airways Holdings entered into a regional jet services agreement with US Airways Group that will continue the operation of the aircraft as US Airways Express. Republic Airways Holdings will lease back the slots to US Airways, Inc. and US Airways, Inc. will have the right to repurchase the slots at a predetermined price.

General Electric
      General Electric and its affiliates, referred to collectively as GE, is US Airways Group’s largest aircraft creditor, having financed or leased a substantial portion of US Airways Group’s aircraft prior to the current Chapter 11 filing. In addition, in November 2001, US Airways, Inc. obtained a $404 million credit facility from GE, which was secured by collateral including 11 A320-family aircraft and 28 spare engines. Borrowings under the 2001 GE credit facility, as originally structured, bore interest at the rate of LIBOR plus 3.5%, and matured in 2012. As described below, the principal amount outstanding under the 2001 GE credit facility was substantially reduced in June 2005 and the 2001 GE credit facility was subsequently restructured in July 2005.
      In addition to the 2001 GE credit facility, GE has provided financing or guarantees on a significant number of US Airways Group’s operating aircraft, and also maintains the engines on US Airways Group’s B737-family aircraft, A320-family aircraft, B767 aircraft, EMB-170 aircraft and CRJ-200 aircraft. In connection with the prior bankruptcy, US Airways Group reached a settlement with GE that resolved substantially all aircraft, aircraft engine and loan-related issues, and provided US Airways Group with additional financing from GE in the form of a liquidity facility of up to $360 million with an interest rate of LIBOR plus 4.25%. Most obligations of US Airways Group to GE are cross-defaulted to the 2001 GE credit facility, the 2003 GE liquidity facility, the GE regional jet leases and the GE regional jet mortgage financings. As described below, the 2003 GE liquidity facility was extinguished in June 2005.
      In November 2004, US Airways Group reached a comprehensive agreement with GE and its affiliates as described in a Master Memorandum of Understanding, which we refer to as the GE Master MOU, that was approved by the bankruptcy court on December 16, 2004. The GE Master MOU, together with the transactions contemplated by the term sheets attached to the GE Master MOU, provided US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services and operating leases for new regional jets, while preserving the vast majority of US Airways, Inc.’s mainline fleet owned or otherwise financed by GE. The key terms of the GE Master MOU included:

•	agreements providing for continued use by US Airways Group of certain Airbus, Boeing and regional jet aircraft, and the return to GECC of certain other leased Airbus and Boeing aircraft;

•	a bridge facility of up to approximately $56 million for use by the debtors during the pendency of the Chapter 11 proceedings;

•	GE’s purchase and immediate leaseback to US Airways, Inc. of: (a) 11 Airbus aircraft, 28 spare engines and the engine stands securing the 2001 GE credit facility, the 2003 GE liquidity facility and certain other GE obligations, and (b) ten regional jet aircraft currently debt financed by GECC;

•	a restructuring of the balance of the 2001 GE credit facility to provide additional liquidity, subject to the pledge of junior liens on four CRJ aircraft and a first lien on one spare engine to secure the restructured 2001 GE credit facility;

•	subject to US Airways Group’s satisfaction of certain financial tests and other conditions, financing for up to 31 additional regional jet aircraft;

•	the modification and assumption of certain of US Airways, Inc.’s engine maintenance agreements with GE Engine Services; and

•	upon emergence from bankruptcy, the issuance of convertible notes of the reorganized US Airways, Inc. to GECC in the aggregate principal amount of $125 million.
      In connection with the merger, US Airways Group and America West Holdings have renegotiated certain of their respective existing agreements, and entered into new agreements, with GE. These agreements are set forth in a comprehensive agreement with GE and certain of its affiliates in a Master Merger Memorandum of Understanding, referred to as the GE Merger MOU, that was approved by the bankruptcy court on June 23, 2005. In part, the GE Merger MOU modified and supplemented the agreements reached between US Airways Group and GE in the GE Master MOU. The GE Master MOU was further amended in September 2005 to provide for a cash payment of $125 million by September 30, 2005 in lieu of the issuance of convertible notes to an affiliate of GE as originally contemplated under the GE Master MOU. As a result of the GE Master MOU, as modified, amended and supplemented by the GE Merger MOU and the September 2005 amendment, US Airways Group and GE have reached the agreements discussed below.
      Bridge Facility. The bridge facility entered into between US Airways Group and GE pursuant to the GE Master MOU on December 20, 2004 continued in effect during the pendency of the Chapter 11 cases. The bridge facility provided for a loan in the amount of up to approximately $56 million, which was drawn down by US Airways Group. The bridge facility bore interest at the rate of LIBOR plus 4.25%, matured on the date US Airways Group emerged from the Chapter 11 cases, and will be satisfied in cash by September 30, 2005, as described below. The bridge facility is cross-collateralized and cross-defaulted with all other GE obligations owed by any of the debtors to GE, and was entitled to administrative expense claim status in the Chapter 11 cases, with priority over all other administrative claims other than for aircraft financing, which were pari passu, and subordinate only to (i) the super-priority administrative expense claim of the lenders under the ATSB loan,

(ii) post-petition wages and benefits and (iii) any new money debtor in possession financing. As of June 30, 2005, US Airways Group had drawn down $56 million under this facility.
      Sale-Leaseback Transaction. Pursuant to the GE Master MOU, as amended and supplemented by the GE Merger MOU, US Airways sold all of the collateral securing the 2001 GE credit facility, the 2003 GE liquidity facility and certain of the GE Engine Services maintenance agreements, consisting of 11 Airbus aircraft and 28 spare engines, together with ten CRJ aircraft, to affiliates of GE for approximately $633 million, with US Airways, Inc. immediately leasing back the aircraft and engines under agreed upon operating leases at market rates. The lease terms commenced upon the closing of the sale of each aircraft and spare engine, and will expire:

•	with respect to the CRJ aircraft and Airbus aircraft, on agreed upon dates, with six of the Airbus leases to expire by the end of 2005 and the balance expiring during 2017;

•	as to the spare engines, with respect to 14 CFM56-5B6 engines on agreed upon dates in 2015 (subject to the debtors’ right to select one engine for early delivery in November 2005, and further subject to the debtors’ right to swap the expiry date for each CFM56-5B6 lease with the expiry date for any other CFM56-5B6 lease), and with respect to the 14 CFM56-3B2 engines on agreed upon dates in 2010. The expiration of the lease terms with respect to the 14 CFM56-3B2 engines is subject to US Airways, Inc.’s right to terminate the lease for one CFM56-3B2 engine upon the scheduled lease expiration date for a related Boeing 737-300 aircraft, on the basis of one spare engine for every fifth Boeing 737-300 lease terminated, up to a maximum of five CFM56-3B2 engine leases, and subject further to US Airways, Inc.’s right to terminate any CFM56-3B2 lease upon not less than 60 days notice, provided that US Airways, Inc. pay GE an amount equal to the balance of the basic rent due under such lease, with a credit for any maintenance adjustment credit payable to the debtors on account of the redelivery of the applicable engine.
      The sale-lease back transactions were completed by June 30, 2005, with the proceeds applied to repay the 2003 GE liquidity facility, the mortgage financing associated with the CRJ aircraft and a portion of the 2001 GE credit facility. The operating leases are cross-defaulted with all other GE obligations, other than excepted obligations, and are subject to return conditions as agreed to by the parties.
      2001 GE Credit Facility. Following the application of proceeds realized as a result of the sale-leaseback transactions described above, the remaining balance on the 2001 GE credit facility was approximately $7 million. The 2001 GE credit facility was restructured in July 2005 into an amended and restated 2001 GE credit agreement, pursuant to which US Airways, Inc. borrowed an additional amount, which, together with remaining balance due on the 2001 GE credit facility following the sale-leaseback transactions, resulted in a total principal outstanding balance thereunder of approximately $28 million. The principal balance outstanding under the amended and restated 2001 GE credit facility bears interest at LIBOR plus 4.25%, and is repayable over eight quarters commencing September 2005, provided that if the merger occurs, amortization will commence in September 2006 with a final maturity in 2010. The amended and restated 2001 GE credit facility agreement is secured by a third lien on three CRJ-700 aircraft and a second lien on one CRJ-700 aircraft (in each case, subject to the inter-creditor agreements entered into by the senior lien holders and GE), and a first lien on one CF34 spare engine owned by US Airways, Inc. with the aggregate of any senior liens on the collateral not to exceed $62 million. GE will release its liens on the four CRJ aircraft in connection with the sale of all of the aircraft for a repayment on the loan of an agreed upon amount. US Airways, Inc. reinstated the amended and restated 2001 GE credit facility agreement and related guaranty by US Airways Group in connection with the debtors’ emergence from the Chapter 11 cases.
      Regional Jet Financing. Pursuant to the GE Master MOU, GE agreed to provide lease financing for up to 31 regional jet aircraft, to consist of 70- to 100-seat regional jet aircraft in a mix and on terms to be agreed to between US Airways Group and GE. During the first quarter of 2005, GE provided short-term lease financing for six CRJ-700 aircraft, which were converted, pursuant to the GE Merger MOU, into long-term leases. These long-term leases were deemed to be post-petition agreements during the Chapter 11 cases, subject to a limitation on administrative expense status to rent payable through October 31, 2005 (or a later date agreed to by the parties) and return condition obligations. The GE Merger MOU eliminated any further obligation on GE to provide regional jet financing directly to US Airways Group, but GE agreed to provide single investor or operating leases to third party carriers meeting financial tests and otherwise acceptable to GE for ten EMB-170/190/195 aircraft to be delivered between 2007 and 2008, on a schedule and terms to be agreed on by the parties and subject to manufacturer support. GE provided single investor or operating lease financing to Republic Airways for three EMB-170 aircraft that were committed to be delivered to the debtors, subject to manufacturer support and other terms and conditions acceptable to GE. Finally, to facilitate a transaction agreed to between US Airways Group and Republic Airways, GE also consented to the assignment to Republic Airways of up to 15 EMB-170 leases, subject to manufacturer support and other conditions acceptable to GE.
      Aircraft Transactions. The GE Master MOU contemplated a series of transactions intended to provide the debtors with additional liquidity and lower aircraft ownership costs. Pursuant to the GE Merger MOU, certain of these transactions were modified, with the parties also reaching new agreements regarding the restructuring of lease payments relative to certain aircraft and the early redelivery of additional aircraft. Under the GE Master MOU, as modified and supplemented by the GE Merger MOU, the parties reached the agreements discussed below relative to aircraft.
      With respect to certain B737-300, B757 and B737-400 aircraft, US Airways Group agreed, pursuant to the GE Master MOU and applicable Section 1110 agreements, to pay and perform all of its obligations under the applicable leases for those aircraft during the pendency of the Chapter 11 cases, with a “true-up” payment to be made with respect to the B737-300 and B757 aircraft for accrued rent owed on June 30, 2005, at an assumed lease rental rate per aircraft, pro-rated for partial months. From and after the debtors’ emergence from bankruptcy, the average monthly rent on the B737-300, B757 and B737-400 aircraft will be at reduced rates per month, provided that US Airways Group can further reduce the postpetition rent for the B737-400 aircraft by either paying GE cash or issuing the convertible notes of the reorganized US Airways, Inc. in an agreed upon amount. Pursuant to the GE Merger MOU, following the “true-up” payment made, as determined as of June 30, 2005, with respect to the B737-300 and B757 aircraft, the rent payments due on the B737-300, B757 and B737-400 aircraft were adjusted to the agreed upon reduced rates effective as of July 1, 2005, even though US Airways Group had not yet emerged from bankruptcy, and, with respect to the B737-400 aircraft, without the agreed upon cash payment or the issuance of the required amount of convertible notes. Each of the leases for these Boeing aircraft, as modified, was assumed by US Airways Group in the Chapter 11 cases.
      With respect to 23 CRJ-200 aircraft, GE restructured the timing of the rental payments under the leases applicable to the aircraft to reduce the quarterly rent payments for a period of 30 months following US Airways Group’s emergence from bankruptcy. The amount of the rent reductions were deferred and added to the rents payable under the applicable leases over the 24 month period immediately following the 30 month deferral, so that the lessors’ lease economics would be maintained. Fourteen of the leases for the CRJ-200 aircraft were extended for an additional three months.
      Under the GE Master MOU, US Airways Group entered into short-term leases with respect to 16 CRJ aircraft, consisting of nine CRJ-200 aircraft and seven CRJ-700 aircraft, which leases were converted, pursuant to the GE Merger MOU, into long-term leases in connection with US Airways Group’s emergence from the Chapter 11 cases. These long-term leases were deemed to be postpetition agreements during the Chapter 11 cases, subject to administrative expense status only for (i) rent payable through the later of October 31, 2005 and the return of the aircraft and (ii) return conditions, with all other claims under such leases, including rejection damages, being unsecured prepetition claims.
      Pursuant to the GE Master MOU, US Airways Group modified the expiry dates for the leases relative to ten A319/A320 aircraft in order to provide for the early redelivery of the associated aircraft to GE, and also modified the expiry dates of the single investor documentation relating to certain Boeing aircraft, with agreed upon redelivery conditions. GE waived cross-default provisions and consented to the foreclosure of its interest in five B737-400 aircraft without any resulting claims in order to facilitate US Airways Group’s restructuring of the lease financing with respect to the aircraft with SNECMA, which restructuring occurred in February 2005. Pursuant to the GE Merger MOU, in addition to the ten A319/A320 aircraft referred to above,

US Airways Group agreed to the early return of 41 aircraft and up to six spare engines, with related return condition concessions to facilitate these redeliveries, all as follows:

•	With respect to six A319/320 aircraft that were subject to the sale-leaseback transaction, and one B737-300 aircraft, the applicable leases were amended to modify the expiry dates under the leases to provide for their early termination and return of the subject aircraft to GE during the last six months of 2005. The amendments to the applicable leases and the early return of the aircraft were effectuated without regard to the completion of the merger or the occurrence of an event of default.

•	The leases for five B737-300s currently operated by US Airways Group were amended to provide for their termination, and attendant early redelivery of the subject aircraft between July 2005 and October 31, 2005.

•	Leases in respect of an additional 29 Boeing aircraft from US Airways Group’s fleet were amended to modify the expiry dates under the leases so as to provide for their early termination and accompanying early return of the subject aircraft to GE between 2005 and 2009. With respect to 11 of the Boeing aircraft, however, scheduled for removal from service during 2009 pursuant to the applicable amended leases, US Airways Group granted GE an option exercisable on or before October 31, 2006 to further modify the expiry dates of those leases to provide for the removal of those aircraft during an earlier period, from July 2007 through July 2008, unless US Airways Group has, as of September 30, 2006, achieved an agreed upon corporate credit rating or satisfied certain financial covenant tests.

•	In connection with the removal of the above-referenced Boeing aircraft from US Airways Group’s fleet, US Airways Group may terminate an agreed upon number of the spare engine leases entered into by the debtors pursuant to the sale-leaseback transaction, from time to time, as and when an agreed upon number of those aircraft have been redelivered to GE.

•	To facilitate the early redelivery of the Airbus aircraft from US Airways Group’s fleet, GE granted certain return condition concessions relative to these aircraft. Prior to US Airways Group’s emergence from the Chapter 11 cases, GE and US Airways Group agreed to net (a) any redelivery payment obligations payable by GE to US Airways Group against (b) any redelivery payment obligations payable by the debtors to GE relative to redelivered aircraft, and to the extent that any net balance is owing to the debtors by GE, the balance was paid to US Airways Group upon its emergence from the Chapter 11 cases.
      Under the GE Master MOU, US Airways Group and GE reached an agreement with respect to five engine repair and maintenance agreements, and certain other matters. This agreement included, among other things, the agreement of US Airways Group to assume three of the agreements, subject to a limitation on possible administrative expense claims, and also provided for GE’s agreement to:

•	forgive and release US Airways, Inc. from certain prepetition obligations;

•	defer certain payment obligations arising under these agreements;

•	extend one maintenance agreement;

•	continue certain existing deferrals; and

•	determine the treatment of certain removal charges.
      Pursuant to the GE Merger MOU, US Airways Group and GE further agreed, among other things, to:

•	forgive certain removal charges relative to CFM56-3 engines, in addition to those removal charges to be forgiven pursuant to the GE Master MOU;

•	provide US Airways, Inc. with the right to remove certain CFM56-3 engines otherwise subject to agreements with GE Engine Services, with all removal credits owing to the debtors in connection with those agreements to be applied against outstanding amounts otherwise owing to GE Engine Services by the debtors under the term note issued to GE Engine Services pursuant to the GE Master MOU;

•	modify the debtors’ obligations with respect to deferred obligations (as defined in the GE Master MOU) to provide that those obligations will be payable in two installments, due on each of June 30, 2005 and September 30, 2005;

•	extend the term of the CFM56-5 engine maintenance agreement with GE Engine Services, with the debtors waiving certain conversion rights; and

•	modify the CFM56-3 engine maintenance agreement to provide for an agreement upon minimum monthly payments on account of accrued engine flight hours.
      In consideration of the foregoing, US Airways Group agreed, among other things, on:

•	a last right of offer for GE Engine Services with respect to any follow-on engine maintenance agreement for the debtors’ CF6-80C2 fleet;

•	certain arrangements relative to engine selection in the event US Airways Group elects to assume an existing A320 aircraft purchase agreement between Airbus and US Airways Group upon its emergence from the Chapter 11 cases; and

•	certain arrangements relative to engine selection in the event New US Airways Group, following the merger, proceeds to take delivery of certain A350 aircraft from Airbus.
      Convertible Notes. Pursuant to the GE Master MOU, US Airways Group agreed that upon its emergence from the Chapter 11 cases, as partial consideration for entering into the GE Master MOU, an affiliate of GECC would receive convertible notes of the reorganized US Airways, Inc. in the aggregate principal amount of $125 million. Pursuant to the amendment to the GE Master MOU dated as of September 9, 2005, GE agreed to receive a cash payment of $125 million in lieu of the convertible notes. GE may still, however, under certain circumstances, at GE’s option, request the issuance of a $125 million convertible note in lieu of cash.

Regional Jet Financing
      The 2003 plan of reorganization sought to boost revenue and enhance competitiveness through the increased use of regional jets. Regional jets are faster, quieter and more comfortable than turboprops and are generally preferred by customers over turboprops. In May 2003, US Airways Group entered into agreements to purchase a total of 170 regional jets from Bombardier and Embraer. US Airways Group had previously secured financing commitments from GE and from the respective airframe manufacturers for approximately 85% to 90% of these jets. These commitments were subject to certain credit or financial tests, as well as customary conditions precedent.
      Despite US Airways Group’s failure to meet one of the applicable credit standards as of May 5, 2004, US Airways Group reached agreements with GE, Embraer and Bombardier for continued financing of regional jet deliveries through September 30, 2004. As part of the agreement reached with Bombardier, US Airways Group converted 23 CRJ-200 deliveries (50-seat regional jets) to CRJ-700 deliveries (70-seat regional jets) and retained the right to convert some or all of the CRJ-700 deliveries to CRJ-900 deliveries (90-seat regional jets). US Airways, Inc. agreed to refinance with third parties four aircraft originally financed by Bombardier. DVB Bank AG provided US Airways, Inc. with 18 month bridge financing for two aircraft, with the objective of arranging long-term market financing for these aircraft upon successful implementation of US Airways Group’s transformation plan.
      GE’s financing commitment with respect to regional jets through September 30, 2004 was also conditioned on US Airways, Inc. gaining permission under its ATSB loan to use its regional jets mortgage financed by GE as cross-collateral for other obligations of US Airways, Inc. to GE. On May 21, 2004, US Airways Group amended the ATSB loan to allow this cross-collateralization. At the same time GE waived the application of the credit rating condition precedent for regional jet financing through September 30, 2004, thus securing the continued financing support from GE through September 2004.

      As a result of the September 12, 2004 Chapter 11 filing, US Airways Group failed to meet the conditions precedent for continued financing of regional jets and temporarily ceased taking delivery of new regional jet aircraft. As a result, US Airways Group incurred aircraft order cancellation penalties of $7 million in the fourth quarter of 2004. These penalties were offset against purchase deposits held by the aircraft manufacturers.
      US Airways Group has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On December 17, 2004, the bankruptcy court approved US Airways Group’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. Under the GE Master MOU, US Airways Group reached a comprehensive agreement with GE on aircraft leasing and financing and engine services, which provided US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. Pursuant to the GE Merger MOU, US Airways Group and GE reached agreement on further rent concessions related to single investor and operating leases, and the terms and conditions of the redelivery of aircraft and engines, all as described above.
      Pursuant to the regional jet leasing term sheet under the GE Master MOU, GECC or its affiliates agreed to provide leases for up to 31 regional jet aircraft, which were to consist of 70- to 100-seat regional jet aircraft manufactured by Bombardier and/or Embraer in a mix and subject to other terms to be mutually agreed upon by GECC and US Airways, Inc. During the first quarter of 2005, GECC entered into six short-term CRJ-700s leases with US Airways, Inc., and these leases were converted into long-term leases pursuant to the Merger MOU. Although the GE Merger MOU eliminated the obligation of GECC to provide regional jet financing directly to US Airways Group, GE provided single investor or operating leases to Republic Airways for three EMB-170 aircraft, and will provide similar financing to third-party carriers acceptable to GE for ten EMB-170/190/195 to be delivered between 2007 and 2008 on a schedule and on terms acceptable to GE, and the satisfaction of certain other conditions. To facilitate the transaction between US Airways Group and Republic Airways, GE also consented to the assignment to Republic Airways of up to 15 EMB-170 leases, subject to manufacturer support and other conditions acceptable to GE.
      In December 2004, US Airways Group reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the bankruptcy court in January 2005. Pursuant to the agreement reached with Embraer, US Airways Group purchased and took delivery of three EMB-170 aircraft in January 2005 and undertook to purchase and take delivery of three additional EMB-170 aircraft by March 31, 2005. The purchase of the three EMB-170s delivered in January 2005 was financed by Embraer through a mortgage loan facility and the application of $17 million of existing purchase deposits held by Embraer. As discussed below, US Airways Group did not take delivery of the second three aircraft in March 2005. Additionally, approximately $12 million of purchase deposits held by Embraer were used to fund an Embraer loan reserve. Embraer applied the reserve funds in the amounts and on the dates as and when payments were due under the Embraer loans during the period from October 1, 2004 through July 31, 2005 in full satisfaction of US Airways Group’s payment obligations with respect to those Embraer loans during that period. Upon delivery of the first three EMB-170s, which occurred in January 2005, unless US Airways Group assumes the Embraer aircraft purchase agreement pursuant to Section 365 of the bankruptcy code, no further obligations arise on the part of US Airways Group or Embraer with respect to the purchase and delivery of any aircraft, other than those obligations that arise from or are related to the purchase and delivery of the final three EMB-170s originally scheduled for March 2005. Embraer and US Airways Group have agreed to negotiate a new delivery schedule upon US Airways Group’s assumption of the Embraer aircraft purchase agreement.
      Due to US Airways Group’s failure to take delivery by March 31, 2005 of the remaining three EMB-170 aircraft, damages accrued from and after April 1, 2005 until the delivery of the aircraft at the rate of $162,795 per month per aircraft. US Airways Group secured GE’s commitment to finance the aircraft, as discussed above, but recorded a charge of $2 million in the first quarter of 2005, which is included in reorganization items in US Airways Group’s consolidated statement of operations, associated with penalties incurred. As described above, under the terms of the GE Merger MOU, US Airways Group assigned the delivery of the three remaining aircraft deliveries to Republic Airways with leases to be provided by GECC. US Airways Group agreed with Embraer to extend the deadline for delivery of these aircraft, but incurred an additional penalty equal to one month of damages per aircraft in connection with this extension. Until US Airways Group ultimately assumes or rejects the Embraer regional jet purchase agreement, no further obligations arise on the part of either US Airways Group or Embraer with respect to the purchase and delivery of any aircraft. If US Airways Group rejects the purchase agreement, Embraer has the right to apply any remaining purchase deposits against Embraer’s aggregate damages. Embraer currently holds approximately $18 million of purchase deposits.
      Under the agreement reached with Bombardier, US Airways Group acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank AG. Additionally, $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. While US Airways Group continued to operate under the protection of Chapter 11 in compliance with the bankruptcy code and until a decision is reached to assume or reject the Bombardier regional jet purchase agreement, no obligations arise on the part of US Airways Group or Bombardier with respect to the purchase and delivery of any aircraft.
      As of June 30, 2005, regional jet aircraft manufacturers held purchase deposits of $22 million related to the acquisition of aircraft.

Airbus
      As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order scheduled for delivery in the years 2007 through 2009. US Airways Group also had ten A330-200 aircraft on firm order scheduled for delivery in the years 2007 through 2009. On February 3, 2005, the bankruptcy court approved US Airways Group’s agreement with Airbus providing for, among other things, delivery of the 19 A320-family aircraft in years 2008 through 2010, and delivery of the ten A330-200 aircraft in years 2008 through 2009.
      In connection with the merger, US Airways Group and America West Holdings entered into a Memorandum of Understanding with Airbus, which we refer to as the Airbus MOU, that includes, among other things:

•	adjustments to the delivery schedules for the narrow-body and wide-body aircraft, and an agreement by US Airways Group to assume the related purchase agreements in connection with its emergence from Chapter 11;

•	a new order for 20 A350 wide-body aircraft, subject to US Airways Group’s right to convert up to ten A350 orders to A330 orders, and a backstop financing commitment by Airbus with respect to a substantial number of the A350 aircraft;

•	elimination of cancellation penalties on US Airways Group’s existing order for ten A330-200 aircraft, provided that New US Airways Group has met certain predelivery payment obligations under the A350 order; and

•	a term loan of up to $250 million, of which $213 million can be used for general corporate purposes.
      As of June 30, 2005, Airbus held purchase deposits related to US Airways Group’s order for ten A330-200 aircraft, which, under the Airbus MOU, will be applied in part as a non-refundable restructuring fee on account of the agreements reached relating to the A330-200’s, and in part as purchase deposits on account of the A350 orders and the rescheduled A330-200 orders.

Other
      US Airways, Inc. relies heavily on credit card processing for its sales, and utilizes credit card issuers and third-party service providers to process credit card transactions under agreements which require US Airways Group to provide cash collateral and to comply with certain other financial and nonfinancial requirements. If US Airways, Inc. fails to meet any such conditions, these issuers and providers can require additional cash collateral and, under certain circumstances, terminate these credit card processing agreements. The termination of credit card agreements would have a material adverse affect on US Airways, Inc.’s financial condition and results of operations.
      During the second quarter of 2004, US Airways, Inc. amended its agreement with American Express Travel Related Services Company, Inc. The new agreement has been extended to December 31, 2006 and provides for additional cash collateral to reduce the exposure borne by American Express against potential customer liabilities relating to unflown tickets purchased by customers using the American Express card. The agreement required additional cash collateral in the event that US Airways, Inc.’s regional jet financing programs were terminated or if US Airways Group failed to demonstrate by September 30, 2004 its ability to successfully implement its transformation plan. This amendment effectively aligned the American Express agreement with the arrangements in place for certain other credit card processors.
      As of June 30, 2005, $409 million in cash collateral classified as restricted cash on US Airways Groups’ consolidated balance sheet secured credit card sales. This amount fluctuates with the amount of sold but unflown tickets.

Statement of Cash Flows Narrative
      For the first six months of 2005, US Airways Group’s operating activities before reorganization items used net cash of $23 million, compared to operating activities for the six months ended June 30, 2004 which provided cash of $188 million. Operating cash flows during the six months ended June 30, 2005 included the use of $42 million for reorganization items, including $28 million of severance and benefit payments. Cash flows for 2005 were adversely affected by the same factors that affected financial results, including continued reductions in unit revenue and significant increases in fuel prices.
      For the first six months of 2005, net cash used for investing activities was $202 million due primarily to the increase in restricted cash of $167 million. The increase in restricted cash reflects additional collateral deposits related to US Airways Group’s third-party credit card processors. US Airways Group, in the ordinary course of business, withholds from employees and collects from passengers funds that are required to be paid to applicable governmental authorities, which include withholding for payroll taxes, transportation excise taxes, passenger facility charges, transportation security charges and other related fees, and has established trust accounts to fund these obligations. Net cash flows from investing activities in the six months ended June 30, 2005 also includes $43 million in capital expenditures, primarily related to the acquisition of new regional jets.
      For the first six months of 2004, investing activities included net cash outflows of $38 million related to capital expenditures and net equipment purchase deposit activity. Capital expenditures reflects the early return of aircraft purchase deposits by an aircraft manufacturer of $31 million. The increase in short-term investments reflects a shift in the investment portfolio. The increase in restricted cash during both periods reflects additional collateral deposits related to US Airways Group’s third party credit card processor, letters of credit and trust accounts.
      Net cash provided by financing activities during the six months ended June 30, 2005 was $86 million. Principal payments on debt and capital lease obligations of $82 million include $10 million in prepayments on the ATSB loan with proceeds from sales of assets. US Airways Group has drawn $100 million under the debtor in possession loan provided by Eastshore. Net cash used by financing activities for the six months ended June 30, 2004 was $277 million. Principal payments on long-term debt and capital lease obligations of $319 million included the $250 million prepayment made in connection with the ATSB loan amendment in March 2004.
      During the six months ended June 30, 2005, as a result of the non-cash sale-leaseback of assets securing the 2003 GE liquidity facility, the 2001 GE credit facility and other mortgage-debt financed regional aircraft under the GE Merger MOU, US Airways Group recorded a reduction to flight equipment, net of $517 million and a reduction to debt of $624 million.
      As discussed in “Results of Operations” above, the successor company’s financial statements are not comparable with the predecessor company’s financial statements. However, for purposes of discussion of liquidity and capital resources, 2004 has been compared to the full year 2003 as included, in part, in US Airways Group’s consolidated statements of cash flows.
      For 2004, US Airways Group’s operating activities before reorganization items used net cash of $89 million, compared to 2003, which used net cash of $77 million. Included in 2003 cash flows from operating activities is $218 million received from TSA in connection with the Emergency Wartime Supplemental Appropriations Act. Cash flows from operating activities for 2004 were favorably impacted by an increase in accounts payable and other accrued expenses as a result of the Chapter 11 filing in September 2004, as US Airways Group received liquidity protection under the automatic stay provisions of the bankruptcy code related to prepetition liabilities. Cash flows from operating activities were also favorably impacted for this reason during the prior bankruptcy for the period from August 2002 to March 2003. Cash flows for all periods have been adversely affected by the same factors that adversely affected financial results, as discussed above in “Results of Operations,” including reductions in unit revenue and significant increases in fuel prices.
      For 2004, net cash provided by investing activities was $83 million. Investing activities include a $358 million decrease in short term investments, reflecting a shift to cash and cash equivalents, and an increase in restricted cash of $76 million. The increase in restricted cash in 2004 and 2003 reflects the additional cash collateral deposits required by US Airways Group’s credit card processors, letters of credit and trust accounts described below, partially offset by the decline in cash collateral required for fuel hedging. Capital expenditures and net equipment purchase deposit activity in 2004 of $217 million reflect the early return of aircraft purchase deposits by an aircraft manufacturer of $31 million in the first quarter of 2004.
      For 2003, net cash used for investing activities was $511 million. Investing activities included cash outflows of $215 million related to capital expenditures, including $174 million for purchase deposits on future regional jet aircraft deliveries and payments made in connection with the delivery of two regional jets with the balance related to rotables, ground equipment and miscellaneous assets. The increase in short-term investments in 2003 reflects activity intended to increase the returns on US Airways Group’s higher cash balances. Other investing activity in 2003 also reflects $24 million in proceeds received related to the sale of its investment in Hotwire, Inc.
      For 2002, net cash provided by investing activities was $22 million. Investing activities included cash outflows of $146 million related to capital expenditures. Capital expenditures included $106 million for three A321 aircraft (two other A321s were purchased in noncash transactions) with the balance related to rotables, ground equipment and miscellaneous assets. Proceeds from disposition of property includes, among other things, proceeds related to surplus aircraft and related parts. During the first quarter of 2002, US Airways, Inc. sold 97 surplus DC-9, B737-200 and MD-80 aircraft. The increase in short-term investments reflects proceeds from the sale of short-term investments.
      US Airways Group, in the ordinary course of business, withholds from employees and collects from passengers funds that are required to be paid to applicable governmental authorities, which funds include withholding for payroll taxes, transportation excise taxes, passenger facility charges, transportation security charges and other related fees. During the second quarter of 2002, US Airways Group established trusts to fund these obligations. The initial funding, which totaled approximately $201 million, and the net cash flows of the trusts are reflected in decrease (increase) in restricted cash on US Airways Group’s consolidated statements of cash flows. The funds in the trust accounts, which totaled $138 million and $164 million as of December 31, 2004 and 2003, respectively, are classified as restricted cash on US Airways Group’s consolidated balance sheets, including $99 million and $124 million in current restricted cash and $39 million and $39 million in noncurrent restricted cash, respectively.
      US Airways Group used $185 million in cash for financing activities in 2004. Principal payments on debt and capital lease obligations of $425 million include $255 million of prepayments made in connection with amendments to the ATSB loan in March and May 2004.
      The financing activities in 2003 were significantly impacted by US Airways Group’s emergence from the prior bankruptcy in March 2003. Net cash provided by financing activities during 2003 was $1.02 billion.

US Airways, Inc. received proceeds of $1 billion from the ATSB loan. Additionally, prior to emergence from Chapter 11 US Airways Group borrowed $69 million under a debtor in possession facility provided by RSA, and $62 million under a debtor in possession liquidity facility provided by GE. US Airways Group borrowed $114 million under an exit liquidity facility provided by GE and $20 million under a credit facility provided by GE. US Airways Group also received proceeds of $240 million in connection with the RSA investment agreement and $34 million related to a private placement offering, as discussed below. US Airways Group used a portion of the proceeds it received in connection with its emergence from Chapter 11 to repay $369 million that was then outstanding under the RSA debtor in possession facility (including the $69 million discussed above) on March 31, 2003. US Airways Group also used a portion of the proceeds to repay the $62 million then outstanding under the GE debtor in possession liquidity facility. US Airways Group also made principal payments of debt of $85 million, including a $24 million required prepayment on the ATSB loan related to the sale of its investment in Hotwire, Inc.
      Net cash provided by financing activities during 2002 was $334 million. US Airways, Inc. received proceeds of $116 million from the mortgage financing of three A321 aircraft (two other A321s were financed in noncash transactions). Additionally, US Airways, Inc. received proceeds of $33 million with the private placement of pass through certificates that partially financed five previously delivered A330 aircraft and $18 million from an engine manufacturer credit facility. US Airways Group also borrowed $300 million under the RSA debtor in possession facility and $75 million under a senior secured debtor in possession financing facility provided by Credit Suisse First Boston, Cayman Islands Branch, and Bank of America, N.A., with participation from the Texas Pacific Group, which we refer to as the original debtor in possession facility. US Airways Group used a portion of the RSA debtor in possession facility funds to repay the full $75 million that was then outstanding under the original debtor in possession facility. Prior to the 2002 bankruptcy filing, US Airways Group made scheduled principal repayments of debt in the amount of $77 million. Subsequent to the 2002 bankruptcy filing, US Airways Group made principal repayments of debt of $56 million, including $38 million to the engine manufacturer credit facility.
      US Airways Group sold 4,679,000 shares of its Class A common stock at a price of $7.34 per share before transaction fees during August 2003 in a private placement transaction with Aviation Acquisition L.L.C., Goldman, Sachs and Co. and OCM Principal Opportunities Fund II, L.P. These shares related to Class A common stock retained by US Airways Group from those shares allocated to employees pursuant to the 2003 plan of reorganization that vested at July 31, 2003. The retained shares represented the employee tax withholding obligation with respect to the vested portion of the restricted stock grants. The amount of withholding was determined on the basis of a price of $7.34 per Class A common share and applicable federal, state, and local taxes. US Airways Group received net proceeds of $34 million related to this transaction, which offset US Airways Group’s remittance to taxing authorities.

Contractual Obligations
      The following table provides detail of US Airways Group’s future cash contractual obligations as of December 31, 2004, including classification of the ATSB loan as current and without regard to liabilities subject to compromise (dollars in millions).

	Payments Due by Period

	2005	2006	2007	2008	2009	Thereafter	Total

Debt and capital lease obligations (1)	$863	$159	$145	$143	$147	$1,868	$3,325
Operating lease commitments (2)	878	774	707	629	554	4,169	7,711
Aircraft purchase commitments (3)(4)	221	15	57	622	792	232	1,939
Regional jet capacity purchase agreements	257	262	268	266	202	266	1,521

Total	$2,219	$1,210	$1,177	$1,660	$1,695	$6,535	$14,496

(1)	Excludes related interest amounts.

(2)	Includes aircraft obligations financed under enhanced equipment trust certificates.

(3)	As long as US Airways Group operates under the protection of Chapter 11 in compliance with the bankruptcy code and unless US Airways Group assumes the aircraft purchase agreements pursuant to Section 365 of the bankruptcy code, neither US Airways Group nor the aircraft manufacturers have any obligation in respect to the purchase or delivery of regional jet aircraft beyond the commitments for deliveries in the first quarter of 2005 discussed below.

(4)	The minimum determinable payments associated with these acquisition agreements for all firm-order aircraft include progress payments, payments at delivery, spares, capitalized interest and nonrefundable deposits.
     As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order scheduled for delivery in the years 2007 through 2009. US Airways Group also had ten A330-200 aircraft on firm order scheduled for delivery in the years 2007 through 2009. On February 3, 2005, the bankruptcy court approved US Airways Group’s agreement with Airbus providing for, among other things, delivery of the 19 A320-family aircraft in years 2008 through 2010, and delivery of the ten A330-200 aircraft in years 2008 through 2009. In connection with the merger, on May 18, 2005, Airbus, US Airways Group, US Airways, Inc. and America West Airlines, Inc. executed a Memorandum of Understanding that provides for a $250 million financing commitment from Airbus upon the satisfaction of various conditions precedent (including the completion of the merger and the emergence of US Airways, Inc. from bankruptcy), the rescheduling of US Airways Inc.’s A320-family and A330-200 delivery commitments, and the order of 20 A350 aircraft for which Airbus has agreed to provide a substantial portion of the financing, subject to certain terms and conditions. Pursuant to the Airbus MOU, US Airways Inc.’s A320-family aircraft are scheduled for delivery in 2009 and 2010, US Airways Inc.’s A330-200 aircraft will be scheduled for delivery in 2009 and 2010 and the A350 aircraft deliveries are scheduled to occur during the period 2011 through 2013. The Airbus MOU also substantially eliminates cancellation penalties on US Airways Group’s orders for ten A330-200 aircraft, provided that New US Airways Group has met certain predelivery payment obligations under the related A350 order.
      US Airways Group acquired three new Embraer EMB-170 aircraft and three new Bombardier CRJ-700 aircraft in January 2005. US Airways Group also has firm orders for three additional EMB-170 aircraft which were scheduled to be delivered by March 31, 2005. Due to US Airways Group’s failure to take delivery by March 31, 2005 of the remaining three EMB-170 aircraft, damages accrued from and after April 1, 2005 at the rate of $162,795 per month per aircraft. US Airways Group secured GE’s agreement to provide that financing under the GE Merger MOU. As described above, under the terms of the GE Merger MOU, US Airways Group assigned the delivery of the three remaining aircraft deliveries to Republic Airways with leases to be provided by GECC. US Airways Group agreed with Embraer to extend the deadline for delivery of these aircraft, but incurred an additional penalty equal to one month of damages per aircraft in connection with this extension. Until US Airways Group ultimately assumes or rejects the Embraer regional jet purchase agreement, no further obligations arise on the part of either US Airways Group or Embraer with respect to the purchase and delivery of any aircraft. If US Airways Group rejects the purchase agreement, Embraer has the right to apply any remaining purchase deposits against Embraer’s aggregate damages. Embraer currently holds approximately $18 million of purchase deposits.

Off-Balance Sheet Arrangements
      An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to US Airways Group, or that engages in leasing, hedging or research and development arrangements with US Airways Group.
      US Airways Group has no off-balance sheet arrangements of the types described in the first three categories that it believes may have a material current or future effect on its financial condition, liquidity or results of operations. Certain guarantees that US Airways Group does not expect to have a material current or future effect on its financial condition, liquidity or results of operations are disclosed in note 7(e) to the consolidated financial statements included in US Airways Group’s Annual Report on Form 10-K, attached to this prospectus.

      US Airways Group does have obligations arising out of variable interests in unconsolidated entities. In 2003, US Airways Group adopted Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46, which addresses the accounting for these variable interests. An entity is subject to FIN 46 and is called a variable interest entity, or VIE, if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE. The adoption of FIN 46 did not materially affect US Airways Group’s financial statements. In reaching this conclusion, US Airways Group identified certain lease arrangements that were within the scope of FIN 46. This included a review of 62 aircraft operating leases for which US Airways Group was the lessee and a pass through trust established specifically to purchase, finance and lease the aircraft to US Airways Group served as lessor. These trusts, which issue certificates, also known as Enhanced Equipment Trust Certificates or EETC, allow US Airways Group to raise the financing for several aircraft at one time and place these funds in escrow pending the purchase or delivery of the relevant aircraft. The trusts are also structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financing to US Airways Group. Each of these leases contains a fixed-price purchase option that allows US Airways Group to purchase the aircraft at predetermined prices on specified dates during the latter part of the lease term. However, US Airways Group does not guarantee the residual value of the aircraft, and US Airways Group does not believe it is the primary beneficiary under these lease arrangements based upon its cash flow analysis.
      US Airways Group also reviewed long-term operating leases at a number of airports, including leases where US Airways Group is also the guarantor of the underlying debt. These leases are typically with municipalities or other governmental entities. FIN 46, as revised in December 2003, provided a scope exception that generally precludes the consolidation of governmental organizations or financing entities established by a governmental organization. US Airways Group believes that its arrangements meet the scope exception.
Critical Accounting Policies
      US Airways Group’s discussion and analysis of its financial condition and results of operations are based upon US Airways Group’s consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. US Airways Group has identified the following critical accounting policies that impact the preparation of its financial statements. See also note 2, Summary of Significant Accounting Policies, to the notes to US Airways Group’s consolidated financial statements included in US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, attached as annexes to this prospectus, for additional discussion of the application of these estimates and other accounting policies.

Impairment of Goodwill
      Effective January 1, 2002 US Airways Group adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires management to make judgments about the fair value of the reporting unit to determine whether goodwill is impaired. The reporting unit is US Airways Group. US Airways Group believes that this accounting estimate is a critical accounting estimate because: (1) goodwill is a significant asset and (2) the impact that recognizing an impairment would have on the assets reported on its consolidated balance sheet, as well as its consolidated statement of operations, could be material. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. US Airways Group assesses the fair value of the reporting unit considering both the income approach and market approach. Under the market approach, the fair value of the reporting unit is based on quoted market prices and the number of shares outstanding for US Airways Group common stock. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors including estimates of future market growth trends, forecasted revenues and expenses, expected periods the assets will be utilized, appropriate discount rates and other variables. US Airways Group bases its estimates on assumptions that it believes to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. US Airways Group concluded that the fair value of the reporting unit was in excess of the carrying value and therefore not impaired during 2004. Cash flow projections for US Airways Group’s 2004 test were prepared on a going-concern basis. Additionally, in the third and fourth quarters of 2004, the carrying value of US Airways Group’s net assets was less than zero. See note 2(g) to US Airways Group’s consolidated financial statements for details regarding past goodwill impairment tests.

Impairment of Long-Lived Assets and Intangible Assets
      US Airways Group assesses the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include the following: significant changes in the manner of use of the assets; significant underperformance relative to historical or projected future operating results; or significant negative industry or economic trends. US Airways Group determines that an impairment has occurred when the future undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Cash flow estimates are based on historical results adjusted to reflect US Airways Group’s best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Estimates of fair value represent US Airways Group’s best estimate based on appraisals, industry trends and reference to market rates and transactions. Changes in industry capacity and demand for air transportation can significantly impact the fair value of aircraft and related assets. US Airways Group recorded an aircraft impairment charge of $392 million in 2002. See “Description of Unusual Items” above for details regarding this impairment charge.

Passenger Revenue Recognition
      US Airways Group recognizes passenger transportation revenue and related commission expense when transportation is rendered. Passenger ticket sales collected prior to the transportation taking place are reflected in traffic balances payable and unused tickets on US Airways Group’s consolidated balance sheet. Due to various factors including refunds, exchanges, unused tickets and transactions involving other carriers, certain amounts are recorded based on estimates. These estimates are based upon historical experience and have been consistently applied to record revenue. US Airways Group routinely performs evaluations of the liability that may result in adjustments which are recognized as a component of passenger transportation revenue. Actual refund, exchange and expiration activity may vary from estimated amounts. US Airways Group has experienced changes in customer travel patterns resulting from various factors, including new airport security measures, concerns about further terrorist attacks and an uncertain economy, resulting in more forfeited tickets and fewer refunds. Therefore, during the fourth quarter of 2003, a $34 million favorable adjustment was made to passenger transportation revenue to reflect an increase in expired tickets.

Frequent Traveler Program
      US Airways, Inc.’s Dividend Miles frequent traveler program awards miles to passengers who fly on US Airways, Inc., US Airways Express, Star Alliance carriers and certain other airlines that participate in the program. US Airways, Inc. also sells mileage credits to participating airline partners and non-airline business partners. US Airways Group has an obligation to provide this future travel and has therefore recognized an expense and recorded a liability for mileage awards to passengers redeeming on US Airways, Inc. or an airline partner. Members may redeem outstanding miles for travel on any airline that participates in the program, in which case US Airways, Inc. pays a designated amount to the transporting carrier.
      Members might not reach the threshold necessary for a free ticket and outstanding miles might not be redeemed for free travel. Therefore, US Airways Group estimates how many miles will never be used for an award and excludes those miles from the estimate of the liability. A portion of the mileage credits of Dividend Miles participants who have excessive balances are also excluded from the liability. Estimates are also made for the number of miles that will be used per award and the number of awards that will be redeemed on partner airlines. These estimates are based upon past customer behavior. Estimated future travel awards for travel on US Airways, Inc. are valued at the estimated average incremental cost of carrying one additional passenger. Incremental costs include unit costs for passenger food, beverages and supplies, credit card fees, fuel, communications, insurance and denied boarding compensation. No profit or overhead margin is included in the accrual for incremental costs. For travel awards on partner airlines, the liability is based upon the gross payment to be paid to the other airline for redemption on the other airline. A change to these costs estimates, actual redemption activity or award redemption level could have a significant impact on the liability in the year of change as well as future years. Incremental changes in the liability resulting from participants earning or redeeming mileage credits or changes in assumptions used for the related calculations are recorded as part of the regular review process.
      As of December 31, 2004 and 2003, Dividend Miles participants had accumulated mileage credits for approximately 4.0 million and 6.3 million awards, respectively. The reduction in estimated awards from 2003 to 2004 is a result of changes in the program and related assumptions, including the increase in redemptions on partner airlines. Because US Airways, Inc. expects that some potential awards will never be redeemed, the calculation of the frequent traveler liability is based on approximately 80% of potential awards. The liability for the future travel awards was $73 million and $85 million as of December 31, 2004 and 2003, respectively.
      The number of awards redeemed for free travel during the years ending December 31, 2004, 2003 and 2002 was approximately 1.5 million, 1.2 million and 1.3 million, respectively, representing approximately 8% of US Airways, Inc.’s RPMs in each of those years. These low percentages as well as the use of certain inventory management techniques minimize the displacement of revenue passengers by passengers traveling on Dividend Miles award tickets. In addition to the awards issued for travel on US Airways, Inc., approximately 20% of the total awards redeemed in 2004 were for travel on partner airlines.
      US Airways, Inc. defers a portion of the revenue from the sale of mileage credits to participating airline and non-airline partners. The deferred revenue is recognized over the period in which the credits are expected to be redeemed for travel. A change to either the period over which the credits are used or the estimated fair value of credits sold could have a significant impact on revenue in the year of change as well as future years.

Pensions and Other Postretirement Benefits
      US Airways Group accounts for its defined benefit pension plans using SFAS No. 87, “Employer’s Accounting for Pensions,” and its other postretirement benefit plans using SFAS No. 106, “Employer’s Accounting for Postretirement Benefits Other than Pensions.” Under both SFAS 87 and SFAS 106, expense is recognized on an accrual basis over employees’ approximate service periods. Expenses calculated under SFAS 87 and SFAS 106 are generally independent of funding decisions or requirements. Exclusive of fresh-start charges, curtailment and settlement items, US Airways Group recognized defined benefit pension plan expense of $66 million, $52 million, $50 million and $326 million for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, respectively, and other postretirement benefit expense of $105 million, $96 million, $36 million and $145 million for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, respectively.

      On November 12, 2004, US Airways, Inc. filed a motion requesting a determination from the bankruptcy court that US Airways, Inc. satisfied the financial requirements for a distress termination of the three mainline defined benefit plans under section 4041(c)(2)(B)(ii)(IV) of ERISA, and approval of each plan’s termination. These plans were projected to have benefit obligations aggregating $2.7 billion and plan assets aggregating $1.7 billion as of September 30, 2004, the most recent valuation date. On January 6, 2005, the bankruptcy court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA pension plan and the IAM pension plan were terminated effective January 10, 2005 by agreement between the PBGC and US Airways, Inc. The Certain Employees pension plan was terminated effective January 17, 2005 by agreement between the PBGC and US Airways, Inc. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      During hearings in late 2004 and January 2005, the bankruptcy court approved various settlement agreements between US Airways, Inc. and its unions, and between US Airways Group and the court-appointed Section 1114 Committee, representing retirees other than those represented by the IAM, to begin the significant curtailments of US Airways Group’s other postretirement benefits. US Airways Group’s unfunded obligations for these benefits aggregated $1.4 billion as of September 30, 2004, the most recent valuation date.

Fresh-start Reporting
      In accordance with SOP 90-7, US Airways Group adopted fresh-start reporting upon emergence from the prior bankruptcy. Accordingly, US Airways Group valued its assets, liabilities and equity at fair value. The excess of the reorganization value over tangible assets and identifiable intangible assets has been reflected as goodwill on US Airways Group’s consolidated balance sheet. Estimates of fair value represent US Airways Group’s best estimate based on independent appraisals and valuations and, where the foregoing are not available, industry trends and by reference to market rates and transactions. US Airways Group’s fresh-start equity value of $438 million at March 31, 2003 was determined with the assistance of financial advisors. The estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the control of US Airways Group. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially. See note 13 to US Airways Group’s consolidated financial statements for further detail related to the fresh-start fair value adjustments.

Recent Accounting and Reporting Developments
      In September 2004, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position Emerging Issues Task Force, or EITF, Issue 03-1-1, Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed Staff Position to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. US Airways Group continues to assess the potential impact that the adoption of the proposed Staff Position could have on its financial statements.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 will be effective for inventory costs incurred beginning January 1, 2006. US Airways Group does not believe the adoption of SFAS 151 will have a material impact on its financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 will be effective for nonmonetary asset exchanges occurring after July 1, 2005. US Airways Group is currently evaluating the impact of SFAS 153 on its financial statements.

      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” SFAS 123(R), which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for these awards using the intrinsic method previously allowable under Accounting Principle Board Opinion No. 25. US Airways Group previously adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” upon emergence from the prior bankruptcy on March 31, 2003. Accordingly, US Airways Group believes SFAS 123(R) will not have a material impact on its financial statements.
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
      None.
Quantitative and Qualitative Disclosures About Market Risk
      US Airways Group’s primary market risk exposures include commodity price risk (i.e., the price paid to obtain aviation fuel), interest rate risk and equity price risk. The potential impact of adverse increases in these risks and general strategies employed by US Airways Group to manage these risks are discussed below. The risks identified below are consistent from year to year.
      The following sensitivity analyses do not consider the effects that an adverse change may have on the overall economy nor do they consider additional actions US Airways Group may take to mitigate its exposure to these changes. Actual results of changes in prices or rates may differ materially from the following hypothetical results.

Commodity Price Risk
      Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of US Airways Group’s control. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, can be unpredictable. Prices may be affected by many factors, including:

•	the impact of political instability on crude production, especially in Russia and OPEC countries;

•	unexpected changes to the availability of petroleum products due to disruptions in distribution systems or refineries;

•	unpredicted increases to oil demand due to weather or the pace of economic growth;

•	inventory levels of crude, refined products and natural gas; and

•	other factors, such as the relative fluctuation between the U.S. dollar and other major currencies and influence of speculative positions on the futures exchanges.
      Because the operations of US Airways Group are dependent upon aviation fuel, significant increases in aviation fuel costs materially and adversely affect US Airways Group’s liquidity, results of operations and financial condition. Given forecasted fuel consumption of approximately 1.14 billion gallons per year for US Airways Group, a one cent per gallon increase in fuel price results in a $1 million per month increase in expense.
      US Airways Group has utilized financial derivatives, including fixed price swap agreements, collar structures and other similar instruments to manage some of the risk associated with changes in aviation fuel prices. As of June 30, 2005, US Airways Group had no open fuel hedge positions in place. US Airways Group previously liquidated hedges representing approximately 4% of its 2005 anticipated fuel requirements and recognized a $11 million reduction to fuel expense for the three months ended June 30, 2005. US Airways Group will continue to recognize a $2 million reduction to expense per month through December 2005. US Airways Group had $11 million of unrealized gains related to fuel hedge positions recorded in accumulated other comprehensive income, net of income tax effect, on its consolidated balance sheet at June 30, 2005.

Interest Rate Risk
      Exposure to interest rate risk relates primarily to US Airways Group’s cash equivalents and short-term investments portfolios and debt obligations. As of December 31, 2004 and 2003, US Airways Group had $1.63 billion and $1.53 billion of variable-rate debt outstanding, respectively. Assuming a hypothetical 10% increase in average interest rates during 2005 as compared to 2004, interest expense would increase by $8 million. Additional information regarding US Airways Group’s debt obligations as of December 31, 2004 is as follows (dollars in millions):

	Expected Maturity Date

	2005	2006	2007	2008	2009	Thereafter	Total

Fixed-rate debt	$ 66	$80	$86	$83	$87	$1,296	$1,698
Weighted avg. interest rate	7.1%	7.2%	7.2%	7.3%	7.3%	6.6%
Variable-rate debt	$797	$79	$59	$60	$60	$ 572	$1,627
Weighted avg. interest rate	9.8%	5.4%	5.2%	5.2%	5.2%	4.5%
      As a result of US Airways Group’s Chapter 11 filing, the fair value of the debt outstanding could not be reasonably determined as of December 31, 2004.
      As noted in “Contractual Obligations” above, as of December 31, 2004 US Airways Group had future aircraft purchase commitments of $1.93 billion. US Airways Group expects to lease or mortgage a majority of those commitments. Changes in interest rates will impact the cost of these financings.

Equity Price Risk
      US Airways, Inc. holds Sabre Holdings Corporation stock options that have a fair value and carrying value of $10 million as of December 31, 2004. Fair value is computed using the Black-Scholes stock option pricing model. A hypothetical ten percent decrease in the December 31, 2004 value of the Sabre Holdings Corporation stock price would decrease the fair value of the stock options by $2 million. See note 3(b) to US Airways Group’s notes to its consolidated financial statements for information related to the fair value of these options.
LEGAL MATTERS
      The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Janet L. Dhillon, Vice President and Deputy General Counsel of US Airways Group, Inc. Certain legal matters related to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel llp, New York, New York.
EXPERTS
      US Airways Group. The consolidated financial statements of US Airways Group and its subsidiaries as of December 31, 2004 and 2003, and for the year ended December 31, 2004 and the nine months ended December 31, 2003 for the successor company and the three months ended March 31, 2003 and the year ended December 31, 2002 for the predecessor company, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
      The audit report of KPMG LLP, dated February 25, 2005, on the December 31, 2004 consolidated financial statements contains an explanatory paragraph that states that US Airways Group’s significant recurring losses from operations, accumulated deficit and ongoing reorganization under Chapter 11 of the federal bankruptcy laws raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
      The audit report of KPMG LLP, dated February 25, 2005, on the December 31, 2004 consolidated financial statements refers to the adoption of fresh-start reporting pursuant to Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” as of March 31, 2003. As a result, the consolidated financial statements of the successor company are presented on a different basis than those of the predecessor company and, therefore, are not comparable in all respects. The audit report covering the December 31, 2004 financial statements also refers to a change in accounting for stock-based compensation as described by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” as of April 1, 2003 and a change in accounting for engine maintenance effective January 1, 2002 at PSA Airlines, Inc., a wholly owned subsidiary of US Airways Group.
      America West Holdings. The consolidated financial statements of America West Holdings and America West Airlines, Inc. (a wholly owned subsidiary of America West Holdings) as of December 31, 2004 and 2003, and for the years then ended and America West Holdings management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
      The report of KPMG LLP, dated March 11, 2005, on America West Holdings management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses KPMG’s opinion that America West Holdings did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the control criteria and contains an explanatory paragraph that states that America West Holdings did not maintain effective internal control over financial reporting due to a material weakness associated with its accounting for America West Airlines, Inc.’s fuel hedging transactions. Management concluded that America West Airlines Inc.’s fuel hedging transactions did not qualify for hedge accounting under U.S. generally accepted accounting principles and that America West Holdings’ and America West Airlines, Inc.’s financial statements for prior periods required restatement to reflect the fair value of fuel hedging contracts in the balance sheets and statements of stockholders’ equity and comprehensive income of America West Holdings and America West Airlines, Inc. These accounting errors were the result of deficiencies in its internal control over financial reporting from the lack of effective reviews of hedge transaction documentation and of quarterly mark-to-market accounting entries on open fuel hedging contracts by personnel at an appropriate level.
      The consolidated statements of operations, of cash flows and of stockholders’ equity and comprehensive income and the related financial statement schedule of America West Holdings and its subsidiaries for the year ended December 31, 2002 included in Annex B-1 to this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated statements of operations, of cash flows and of stockholder’s equity and comprehensive income and the related financial statement schedule of America West Airlines, Inc. (a wholly owned subsidiary of America West Holdings) for the year ended December 31, 2002 included in Annex B-1 to this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ANNEX A-1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
US Airways Group, Inc.
(Debtor-in-Possession)
(Exact name of registrant as specified in its charter)
State of Incorporation: Delaware
2345 Crystal Drive
Arlington, Virginia 22227
(Address of principal executive offices)
(703) 872-7000
(Registrant’s telephone number, including area code)
(Commission file number: 1-8444)
(I.R.S. Employer Identification No: 54-1194634)
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Title of Each Class
Class A common stock, par value $1.00 per share (Class A Common Stock)
Class B common stock, par value $1.00 per share (Class B Common Stock)
      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.     ☐
      Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).     Yes ☑          No ☐
      The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2004 was approximately $11,676,500.
      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes ☑          No ☐
      On February 18, 2005, there were outstanding approximately 51,643,527 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock.

US Airways Group, Inc.
Form 10-K
Year Ended December 31, 2004

A-i

A-ii

PART I

Item 1.	Business
Overview
      US Airways Group, Inc. (US Airways Group and collectively with its consolidated subsidiaries, the Company) is a corporation organized under the laws of the State of Delaware. The Company’s executive offices are located at 2345 Crystal Drive, Arlington, Virginia 22227 (telephone number (703) 872-7000). The Company’s internet address is usairways.com.
      US Airways Group’s primary business activity is the operation of a major network air carrier through its ownership of the common stock of US Airways, Inc. (US Airways), Piedmont Airlines, Inc. (Piedmont), PSA Airlines, Inc. (PSA), Material Services Company, Inc. (MSC) and Airways Assurance Limited, LLC (AAL). Effective July 1, 2004, Allegheny Airlines, Inc. merged with Piedmont, with Piedmont as the surviving entity.
      As discussed in more detail below, on September 12, 2004, US Airways Group and its domestic subsidiaries, including its principal operating subsidiary, US Airways, (collectively, the Debtors), which account for substantially all of the operations of the Company, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code) in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Bankruptcy Court) (Case Nos. 04-13819-SSM through 04-13823-SSM). The Debtors continue to operate their businesses as “Debtors-in-Possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
      Each of the Debtors in these cases had previously filed a voluntary petition for relief under Chapter 11 on August 11, 2002 (the Prior Bankruptcy). The Debtors emerged from the Prior Bankruptcy under the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Affiliated Debtors and Debtors-in-Possession, As Modified (the 2003 Plan), which was confirmed pursuant to an order of the Bankruptcy Court on March 18, 2003 and became effective on March 31, 2003. In accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” and in connection with the Prior Bankruptcy, the Company adopted fresh-start reporting on March 31, 2003. References in the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements to “Predecessor Company” refer to the Company prior to March 31, 2003. References to “Successor Company” refer to the Company on and after March 31, 2003, after giving effect to the cancellation of then-existing common stock and the issuance of new securities in accordance with the 2003 Plan, and the application of fresh-start reporting. As a result of the application of fresh-start reporting, the Successor Company’s financial statements are not comparable with the Predecessor Company’s financial statements, because they are, in effect, those of a new entity.
      US Airways, which is also a corporation organized under the laws of the State of Delaware, is the Company’s principal operating subsidiary. US Airways is a certificated air carrier engaged primarily in the business of transporting passengers, property and mail. US Airways enplaned approximately 42 million passengers in 2004 and was the seventh largest U.S. air carrier (as ranked by revenue passenger miles (RPMs)). As of December 31, 2004, US Airways operated 281 jet aircraft and 22 regional jet aircraft (see Item 2. “Properties” for additional information related to aircraft operated by US Airways) and provided regularly scheduled service at 89 airports in the continental United States, Canada, Mexico, France, Germany, Italy, Spain, Ireland, the Netherlands, the United Kingdom and the Caribbean.
      Certain air carriers have code share arrangements with US Airways to operate under the trade name “US Airways Express.” Typically, under a code share arrangement, one air carrier places its designator code and sells tickets on the flights of another air carrier (its code share partner). US Airways Express carriers are an integral component of the Company’s operating network. Due to the relatively small local traffic base at its hubs, US Airways relies heavily on feed traffic from its US Airways Express affiliates, who carry passengers from low-density markets that are uneconomical for US Airways to serve with large jets to US Airways’ hubs. As of December 2004, the US Airways Express network served 127 airports in the continental United States, Canada and the Bahamas, including 42 airports also served by US Airways. During 2004, US Airways Express air carriers enplaned approximately 15.2 million passengers, approximately 48% of whom connected to the Company’s flights. Of these 15.2 million passengers, approximately 6.2 million were enplaned by the Company’s wholly owned regional airlines, approximately 7.4 million were enplaned by third-party carriers operating under capacity purchase agreements and approximately 1.6 million were enplaned by carriers operating under prorate agreements, as described below. In addition, US Airways Express operators offer complementary service in existing US Airways markets by operating flights during off-peak periods between US Airways flights.
      The US Airways Express code share arrangements are either in the form of capacity purchase or prorate agreements. The two wholly owned regional airlines and the regional jet affiliate operators are capacity purchase relationships. The regional jet affiliates with capacity purchase agreements are Chautauqua Airlines (Chautauqua), Mesa Airlines, Inc. (Mesa), Trans States Airlines, Inc. (Trans States) and Midway Airlines Corporation (Midway) prior to Midway ceasing service in October 2003. The capacity purchase agreements provide that all revenues (passenger, mail and freight) go to US Airways. In return, US Airways agrees to pay predetermined fees to such airlines for operating an agreed number of aircraft, without regard to the number of passengers onboard. In addition, these agreements provide that certain variable costs, such as fuel and airport landing fees, will be reimbursed 100% by US Airways. US Airways controls marketing, scheduling, ticketing, pricing and seat inventories. The regional jet capacity purchase agreements have expirations from 2008 to 2013 and provide for optional extensions at the Company’s discretion. The carriers with prorate agreements are non-owned turboprop operators and include all or a portion of the turboprop operations of Colgan Airlines, Inc., Trans States, Shuttle Acquisition LLC (through October 2004), and Air Midwest, Inc. The prorate agreements provide for affiliate carriers to pay certain service fees to US Airways as well as to receive a prorated share of revenue for connecting customers. US Airways is responsible for pricing and marketing of connecting services to and from the prorate carrier. The prorate carrier is responsible for pricing and marketing the local, point to point markets. All US Airways Express carriers use US Airways’ reservation systems, and have logos, service marks, aircraft paint schemes and uniforms similar to those of US Airways.
      In April 2004, MidAtlantic Airways (MidAtlantic), US Airways’ new regional jet division, began operating as part of the US Airways Express network. As of December 31, 2004, MidAtlantic operates 22 Embraer ERJ-170 regional jets with 72 seats. These larger regional jets help fill the gap between 50-seat and 120-seat fleet-types, allow for a better match with demand in certain existing markets and have enabled US Airways to add flights to markets it did not previously serve. MidAtlantic served approximately one million passengers in 2004.
      The Company’s major connecting hubs are at airports in Charlotte and Philadelphia. The Company also has substantial operations at Boston’s Logan International Airport (Logan), New York’s LaGuardia Airport (LaGuardia), Pittsburgh International Airport (Pittsburgh) and Washington’s Ronald Reagan Washington National Airport (Reagan National). Measured by departures, US Airways is among the largest at each of the foregoing airports. US Airways is also a leading airline from the Northeast United States to Florida. US Airways’ East coast-based hubs, combined with its strong presence at many East coast airports, have made it among the largest intra-East coast carriers, comprising approximately 30% of the industry’s intra-East coast revenues based on the most recent industry revenue data available.
      For the year ended December 31, 2004, passenger revenues accounted for approximately 89% of the Company’s consolidated operating revenues. Cargo revenues and other sources accounted for 11% of the Company’s consolidated operating revenues in 2004. The Company’s results are seasonal with operating results typically highest in the second and third quarters due to US Airways’ combination of business traffic and North-South leisure traffic in the eastern United States during those periods.
      MSC and AAL operate in support of the Company’s airline subsidiaries in areas such as the procurement of aviation fuel and insurance.

Available Information
      A copy of this annual report on Form 10-K, as well as other annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are accessible free of charge at investor.usairways.com/edgar.cfm as soon as reasonably possible after such report is filed with or furnished to the Securities and Exchange Commission (SEC).
Chapter 11 Proceedings
      Before emerging from the Prior Bankruptcy in 2003, the Company examined virtually every phase of its contracts and operations and had significantly reduced costs. The Company reduced its mainline capacity, realigned its network to maximize yield, initiated a business plan to use more regional jets and procured financing for these aircraft, and expanded its alliances with other carriers. However, after emerging from the Prior Bankruptcy, the Company continued to incur substantial losses from operations. The primary factors contributing to these losses include the reduction in domestic industry unit revenue and significant increases in fuel prices. The downward pressure on domestic industry revenue is a result of the rapid growth of low-fare, low-cost airlines, the increasing transparency of fares through Internet sources and other changes in fare structures that have resulted in substantially lower fares for many business and leisure travelers. The competitive environment continued to intensify throughout 2004, particularly in key markets such as Philadelphia, Washington, D.C., Boston and New York.
      Throughout the spring and summer of 2004, the Company communicated with key stakeholders and the public its plan to transform US Airways into a fully competitive and profitable airline (the Transformation Plan). A key element of the Transformation Plan is significant reductions in labor costs through changes to the Company’s collective bargaining agreements. The Company aggressively sought the necessary agreements to allow full implementation of the Transformation Plan without the need for filing new Chapter 11 cases but was unable to do so in a timely manner. As a result of the recurring losses, declining available cash and risk of defaults or cross defaults under certain key financing and operating agreements, it was necessary for the Debtors to file voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code on September 12, 2004.
      At hearings held on September 13, 2004, the Bankruptcy Court granted the Company’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others, and entered orders granting permission to the Debtors to, among other things: (a) pay employee wages and continue benefits, such as medical and dental insurance; (b) honor prepetition obligations to customers and continue customer programs, including US Airways’ Dividend Miles program; (c) pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements; (d) assume certain contracts related to interline agreements with other airlines; (e) pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and (f) continue maintenance of existing bank accounts and existing cash management systems. The Bankruptcy Court also approved the interim agreement reached between the Company, the Air Transportation Stabilization Board (ATSB) and the lenders under the $1 billion loan, obtained upon emergence from the Prior Bankruptcy and substantially guaranteed by the ATSB, to allow the Company continued use of the cash collateral securing the loan (see further discussion below).
      Since filing for bankruptcy on September 12, 2004, the Company has achieved cost-savings agreements with all of its collective bargaining groups. Through a motion filed under Section 1113(e) of the Bankruptcy Code on September 24, 2004, the Company sought interim relief from collective bargaining agreements (CBAs) with the Air Line Pilots Association (ALPA), Association of Flight Attendants-Communications Workers of America (AFA), Transport Workers Union (TWU), Communications Workers of America (CWA) and International Association of Machinists and Aerospace Workers (IAM). On October 15, 2004, the Bankruptcy Court approved base rates of pay reductions of 21% through February 15, 2005 or entry of an order approving a new CBA or granting final relief under Section 1113(c) of the Bankruptcy Code. Reductions to pension contributions and certain work rule changes were also approved. The interim relief order did not apply to ALPA or TWU, whose members reached and ratified CBAs prior to the interim relief going into effect. CBAs with the CWA and AFA were reached in December 2004 and were subsequently ratified. On January 6, 2005, the Bankruptcy Court approved the Company’s request to reject the IAM CBAs and approved the termination of US Airways’ three defined benefit plans. The IAM subsequently ratified Company cost-savings proposals on January 21, 2005. As part of these negotiations and subsequent ratifications, all collective bargaining groups had their pension plans reduced or eliminated. In addition, the Bankruptcy Court has also approved various settlement agreements between the Company and the court-appointed Section 1114 Committee representing retirees other than those represented by the IAM to begin the significant curtailment of postretirement benefits.
      In addition to the cost savings achieved with labor groups, the Company also implemented pay and benefit reductions for its current management and other non-union employees, including reductions to base pay, workforce reductions and modifications to vacation and sick time accruals. The Company also implemented modifications to its defined contribution pension plans and will implement modifications to retiree benefits in 2005. The pay rate and defined contribution plan reductions went into effect October 11, 2004 and the reductions to retiree medical benefits will become effective March 1, 2005.
      The Company has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On November 19, 2004, the Bankruptcy Court approved the Company’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. As discussed in detail below, the Company reached a comprehensive agreement with GE Capital Aviation Services (GECAS) and GE Engine Service (GEES) on aircraft leasing and financing and engine services, which will provide the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. The Company also reached agreements with EMBRAER-Empresa Brasileria de Aeronautica SA (Embraer) and Bombardier, Inc. (Bombardier) providing for continued use and operation of its aircraft, short term liquidity and new financing for regional jets, which were approved by the Bankruptcy Court in January 2005.
      The Company has notified all known or potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. The Chapter 11 filing triggered defaults on substantially all debt and lease obligations. Subject to certain exceptions under the Bankruptcy Code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the Bankruptcy Court was February 3, 2005, with a limited exception for governmental entities, which have until March 11, 2005.
      The potential adverse publicity associated with the Chapter 11 filings and the resulting uncertainty regarding the Company’s future prospects may hinder the Company’s ongoing business activities and its ability to operate, fund and execute its business plan by impairing relations with existing and potential customers; negatively impacting the ability of the Company to attract and retain key employees; limiting the Company’s ability to obtain trade credit; limiting the Company’s ability to effectively hedge rising aviation fuel costs; and impairing present and future relationships with vendors and service providers.
      As a result of the Chapter 11 filings, realization of assets and liquidation of liabilities are subject to significant uncertainty. While operating as debtors-in-possession under the protection of Chapter 11, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, US Airways may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements. Further, a plan of reorganization could materially change the amounts and classifications reported in the historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.
      To exit Chapter 11 successfully, the Company must obtain confirmation by the Bankruptcy Court of a plan of reorganization. The Company currently has the exclusive right to file a plan of reorganization until March 31, 2005 and solicit acceptance of the plan through June 30, 2005. Under the terms of the agreement reached with General Electric, the Company has until March 15, 2005 to file a plan of reorganization. These deadlines could potentially be extended. A plan of reorganization would, among other things, resolve all prepetition obligations, set forth a revised capital structure and establish the corporate governance subsequent to exiting from bankruptcy. The Company is currently working towards emerging from Chapter 11 mid-year 2005, but that timing is dependent upon, among other things, the timely and successful confirmation and implementation of a plan of reorganization. The ultimate recovery to creditors and/or holders of the common stock, if any, will not be determined until confirmation of a plan of reorganization. No assurance can be given as to what values, if any, will be ascribed in the Chapter 11 cases to each of these constituencies or what type or amount of distributions, if any, they would receive. A plan of reorganization could result in holders of the Company’s common stock receiving no distribution on account of their interests and cancellation of their existing stock. The value of the common stock is highly speculative. The Company urges that appropriate caution be exercised with respect to existing and future investments in the securities of the Company.
Financing during the Chapter 11 Proceedings
      As part of its reorganization under the Prior Bankruptcy, US Airways received a $900 million loan guarantee (ATSB Guarantee) under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing (ATSB Loan). In connection with the September 12, 2004 Chapter 11 filing, the ATSB and the lenders under the ATSB Loan agreed to authorize the Company to continue to use cash collateral securing the ATSB Loan on an interim basis. Therefore, in lieu of debtor-in-possession financing, the Company has access to the cash collateralizing the ATSB Loan as working capital, subject to certain on-going conditions and limitations. This interim agreement was approved by the Bankruptcy Court on September 13, 2004 as part of the first day motions, and was scheduled to expire on October 15, 2004. The Bankruptcy Court approved two subsequent agreements extending the Company’s ability to use the cash collateral, including an agreement approved on January 13, 2005 extending the Company’s use of cash collateral through June 30, 2005, subject to certain conditions and limitations. Under the current agreement, the Company may continue to access such cash collateral to support daily operations so long as it maintains an agreed minimum amount of cash on hand each week. The amount declines from approximately $500 million at the end of January to $341 million on June 30, 2005, with weekly cash levels permitted as low as $325 million in March 2005. See “Liquidity and Capital Resources” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, for a complete discussion on the Company’s financing while in Chapter 11.
Airline Industry and the Company’s Position in the Marketplace
      Most of the markets in which US Airways Group’s airline subsidiaries operate are highly competitive. These airline subsidiaries compete to varying degrees with other air carriers and with other forms of transportation. US Airways competes with at least one major airline on most of its routes between major cities. Airlines, including US Airways, typically use discount fares and other promotions to stimulate traffic during normally slack travel periods to generate cash flow and to maximize revenue per available seat mile. Discount and promotional fares are often non-refundable and may be subject to various restrictions such as minimum stay requirements, advance ticketing, limited seating and change fees. US Airways has often elected to match discount or promotional fares initiated by other air carriers in certain markets in order to compete in those markets. Competition between air carriers also involves certain route structure characteristics, such as flight frequencies, availability of nonstop flights, markets served and the time certain flights are operated. To a lesser extent, competition can involve other products, such as frequent flier programs and airport clubs.
      US Airways considers the growth of low-fare low-cost competition to be its foremost competitive threat. Recent years have seen the entrance and growth of low-fare low-cost competitors in many of the markets in which the Company’s airline subsidiaries operate. These competitors, based on low costs of operations and low-fare structures, include Southwest Airlines Co. (Southwest), AirTran Airways, Inc., and JetBlue Airways. Southwest has steadily increased operations within the eastern United States since first offering service in this region in late 1993. In May 2004, Southwest began service at the Philadelphia International Airport, a hub airport for US Airways. Southwest has also announced that it will begin service from Pittsburgh International

Airport, a former hub, in May 2005. In January 2005, Delta Airlines, Inc. (Delta) announced a broad low-fare pricing scheme. The Company anticipates continued low-fare competition in the industry in the future.
      A substantial portion of US Airways’ flights are to or from cities in the eastern United States. Accordingly, severe weather, air traffic control problems and downturns in the economy in the eastern United States adversely affect US Airways Group’s results of operations and financial condition. With its concentration in the eastern United States, US Airways’ average stage length (i.e., trip distance) is shorter than those of other major airlines. This makes US Airways more susceptible than other major airlines to competition from surface transportation (e.g., automobiles, trains, etc.). The increased airport security charges and procedures have also had a disproportionate impact on short-haul travel, which constitutes a significant portion of the Company’s flying. Additional terrorist attacks or fear of such attacks, even if not made directly on the airline industry, including elevated national threat warnings, negatively affect the Company and the airline industry.
      In recent years, the Company’s profitability was significantly eroded by competitive pressures (including the incursion of regional jets, the expansion of low-fare low-cost carriers and the entry of additional carriers into its operating territories, including key focus cities and hubs), unfavorable economic trends, and rising fuel and labor costs. The May 2000 proposed merger of United Airlines (United) and US Airways Group was designed to address this profitability erosion by adding US Airways Group into a global network. During the period in which the merger was pending, which ended in the termination of the merger agreement in late July 2001 after failing to receive approval from the United States Department of Justice, the Company was effectively precluded from restructuring its operations as a stand-alone carrier. Following the merger termination, the Company embarked on a phased, stand-alone restructuring plan to address the problems facing its airline subsidiaries; however, this plan was preempted by the September 11th terrorist attacks, which was then followed by the filing for Chapter 11 in the Prior Bankruptcy in August 2002.
Marketing Agreements with Other Airlines
      The Company has entered into a number of bilateral and multilateral alliances with other airlines to provide customers with more choices and to access markets worldwide that the Company does not serve directly. In May 2004, US Airways joined the Star Alliance, the world’s largest airline alliance, with 15 member airlines servicing 772 destinations in 133 countries. Membership in the Star Alliance will further enhance the value of US Airways’ domestic and international route network by allowing customers access to the global marketplace. Expanded benefits for customers include network expansion through code share service, Dividend Miles benefits, airport lounge access, convenient single-ticket pricing, and one-stop check-in and coordinated baggage handling.
      US Airways also has comprehensive marketing agreements with United, a member of the Star Alliance, which began in July 2002. United, as well as its parent company, UAL Corporation (UAL), and certain of its affiliates, filed for protection under Chapter 11 of the Bankruptcy Code on December 9, 2002. United immediately requested bankruptcy court authority to assume these agreements and the court granted United’s request. US Airways also has marketing agreements with Lufthansa, Spanair, bmi and other Star Alliance carriers, as well as several smaller regional carriers in the Caribbean, operating collectively as the “GoCaribbean” network.
Industry Regulation and Airport Access
      The Company’s airline subsidiaries operate under certificates of public convenience and necessity or commuter authority issued by the Department of Transportation (DOT). Such certificates may be altered, amended, modified or suspended by the DOT if the public convenience and necessity so require, or may be revoked for failure to comply with the terms and conditions of the certificates. Airlines are also regulated by the U.S. Federal Aviation Administration (FAA), a division of the DOT, primarily in the areas of flight operations, maintenance, ground facilities and other technical matters. Pursuant to these regulations, the Company’s airline subsidiaries have FAA-approved maintenance programs for each type of aircraft they operate that provide for the ongoing maintenance of such aircraft, ranging from periodic routine inspections to major overhauls. From time to time, the FAA issues airworthiness directives and other regulations affecting the Company’s airline subsidiaries or one or more of the aircraft types they operate. In recent years, for example, the FAA has issued or proposed such mandates relating to, among other things, enhanced ground proximity warning systems; fuselage pressure bulkhead reinforcement; fuselage lap joint inspection rework; increased inspections and maintenance procedures to be conducted on certain aircraft; increased cockpit security; fuel tank flammability reductions and domestic reduced vertical separation.
      The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain locales, including Boston, Washington, D.C., Chicago, San Diego and San Francisco, among others, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances these restrictions have caused curtailments in services or increases in operating costs and such restrictions could limit the ability of US Airways to expand its operations at the affected airports. Authorities at other airports may consider adopting similar noise regulations.
      The airline industry is also subject to increasingly stringent federal, state and local laws protecting the environment. Future regulatory developments and actions could affect operations and increase operating costs for the airline industry, including the Company’s airline subsidiaries.
      The Company’s airline subsidiaries are obligated to collect a federal excise tax on domestic and international air transportation (commonly referred to as the “ticket tax”). The Company’s airline subsidiaries collect these taxes, along with certain other U.S. and foreign taxes and user fees on air transportation, and pass through the collected amounts to the appropriate governmental agencies. Although such taxes are not operating expenses of the Company, they represent an additional cost to the Company’s customers.
      The Aviation and Transportation Security Act (Security Act) was enacted in November 2001. Under the Security Act, substantially all aspects of civil aviation passenger security screening were federalized and a new Transportation Security Administration (TSA) under the DOT was created. TSA was then transferred to the Department of Homeland Security pursuant to the Homeland Security Act of 2002. The Security Act, among other matters, mandates improved flight deck security; carriage at no charge of federal air marshals; enhanced security screening of passengers, baggage, cargo, mail, employees and vendors; enhanced security training; fingerprint-based background checks of all employees and vendor employees with access to secure areas of airports pursuant to regulations issued in connection with the Security Act; and the provision of passenger data to U.S. Customs. Funding for TSA is provided, in part, by a fee collected by air carriers from their passengers of $2.50 per flight segment (which is proposed to increase to up to $5.50 per flight segment in 2005, but not more than $8.00 per one-way trip), and a fee on air carriers that is limited to the amount that the carrier spent on passenger security screening in 2000. Implementation of the requirements of the Security Act have resulted and will continue to result in increased costs for US Airways, Piedmont and PSA and their passengers and has and will likely continue to result in service disruptions and delays.
      Most major U.S. airports impose passenger facility charges. The ability of airlines to contest increases in these charges is restricted by federal legislation, DOT regulations and judicial decisions. Legislation enacted in 2000 permitted airports to increase passenger facility charges effective April 1, 2001. With certain exceptions, air carriers pass these charges on to passengers. However, the ability of the Company to pass-through security fees and passenger facility charges to its customers is subject to various factors, including market conditions and competitive factors.
      The FAA has designated John F. Kennedy International Airport (Kennedy), LaGuardia and Reagan National as “high-density traffic airports” and limited the number of departure and arrival slots available to air carriers at those airports. In April 2000, legislation was enacted which eliminates slot restrictions in 2007 at LaGuardia and Kennedy. Among other things, the legislation encouraged the development of air service to smaller communities from slot-controlled airports. During the interim period while slot restrictions remained in effect at LaGuardia, airlines could apply for slot exemptions to serve smaller communities using aircraft with a maximum seating capacity of less than 71. In connection with this legislation, the Company and several other airlines increased service from LaGuardia, which led to excessive flight delays. In response to such delays, the FAA implemented a slot lottery system in December 2000 limiting the number of new flights at LaGuardia. As a result, several airlines, including US Airways, were required to reduce the number of flights added at LaGuardia in connection with this legislation. The resulting allocation of slots from the slot lottery system was initially scheduled to expire on September 15, 2001, but on August 3, 2001, the FAA announced an extension until October 26, 2002. On July 8, 2002, the FAA announced another extension until October 30, 2004, and subsequently announced a further extension through October 30, 2005. As a result of the 2007 slot elimination, the FAA has indicated an intent to rethink its approach to regulating operations at LaGuardia. Several proposals, including auctions, congestion pricing and other market-based solutions, are being considered along with more traditional regulatory approaches.
      At Reagan National an additional eleven roundtrips were awarded by the DOT, pursuant to the Vision 100 — Century of Aviation Reauthorization Act, which created additional slots for distribution by the DOT. Although US Airways participated in the proceeding and was awarded slots, most of the slots were awarded to new entrant carriers.
      Where the FAA has seen congestion and delay increases, it has stepped in and worked with the carriers to freeze operations at current or somewhat reduced levels. Specifically, incumbent carriers, including US Airways, are not permitted to increase operations at Chicago O’Hare as a result of an agreement reached between the FAA and these airlines in August 2004. US Airways expects that the current operations freeze will continue at least through the summer 2005 travel season. FAA rulemaking to address congestion issues at crowded airports is expected sometime in 2005. It is not yet clear how many airports or issues will be encompassed by the rulemaking, the exact timing and outcome of which cannot be ascertained at this time.
      As a result of widely-reported operational difficulties experienced by US Airways during the Christmas 2004 time period, the DOT’s Inspector General (IG) commenced an inquiry into the causes of the operational problems. The IG plans to issue a report summarizing its findings, including recommendations for avoiding similar incidents in the future. The Company is cooperating with the IG in its inquiry.
      The availability of international routes to domestic air carriers is regulated by agreements between the U.S. and foreign governments. Changes in U.S. or foreign government aviation policy could result in the alteration or termination of these agreements and affect US Airways’ international operations.
Employees
      As of December 31, 2004, on a full-time equivalent basis, the Company and its subsidiaries employed approximately 29,500 active employees. US Airways employed approximately 24,600 active employees including approximately 6,600 station personnel, 5,600 flight attendants, 4,600 mechanics and related employees, 3,100 pilots, 1,600 reservations personnel and 3,100 personnel in administrative and miscellaneous job categories. The Company’s remaining subsidiaries employed 4,900 employees including approximately 2,400 station personnel, 900 pilots, 500 flight attendants, 500 mechanics and related employees and 600 personnel in administrative and miscellaneous job categories.
      As of December 31, 2004, approximately 81% of the Company’s active employees were covered by collective bargaining agreements with various labor unions.
      The status of US Airways’ labor agreements with its major employee groups as of December 31, 2004 is as follows:

Union(1)	Class or Craft	Employees(2)	Date Contract Amendable

ALPA	Pilots	3,100	12/31/09
IAMAW	Mechanics and related employees	4,600	12/31/09
IAMAW	Fleet service employees	4,200	12/31/09
CWA	Passenger service employees	5,400	12/31/11
AFA	Flight attendants	5,600	12/21/11
TWU	Dispatchers and other	200	12/31/09 & 12/31/11

(1)	ALPA Air Line Pilots Association
    IAMAW   International Association of Machinists and Aerospace Workers
    CWA     Communications Workers of America
    AFA      Association of Flight Attendants-Communications Workers of America
    TWU     Transport Workers Union

(2)	Approximate number of active employees covered by the contract.
Aviation Fuel
      Aviation fuel is typically the Company’s second largest expense. Because the operations of the airline are dependent upon aviation fuel, increases in aviation fuel costs could materially and adversely affect liquidity, results of operations and financial condition. The following table shows aircraft fuel consumption and costs for 2002-2004:

				Percentage of Total
		Average price	Aviation fuel	Operating
Year	Gallons	per gallon(1)	expense(1)	Expenses

	(in millions)		(in millions)
2004	973	$1.129	$1,099	14.7%
2003	936	0.887	830	11.7%
2002	1,047	0.747	782	9.4%

(1)	Includes fuel taxes and the impact of fuel hedges.
     Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of the Company’s control. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, can be unpredictable. Prices may be affected by many factors, including: the impact of political instability on crude production, especially in Russia and OPEC countries; unexpected changes to the availability of petroleum products due to disruptions in distribution systems or refineries; unpredicted increases to oil demand due to weather or the pace of economic growth; inventory levels of crude, refined products and natural gas; and other factors, such as the relative fluctuation between the U.S. dollar and other major currencies and influence of speculative positions on the futures exchanges. To reduce the exposure to changes in fuel prices, the Company periodically enters into certain fixed price swaps, collar structures and other similar derivative contracts. The Company’s current financial position and credit rating negatively affect its ability to hedge fuel in the future. See “Selected Operating and Financial Statistics” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, for additional information related to aviation fuel.
Airline Ticket Distribution
      The now common usage of electronic tickets within North America, and the rapid expansion in Europe and the rest of the world, has allowed for the streamlining of processes and the increased efficiency of customer servicing and support. The Company began to support the issuance of electronic tickets in 1996. During 2004, electronic tickets represented 96% of all tickets issued to customers flying US Airways. The addition of a $50 surcharge to most customers requiring paper tickets has allowed the Company to continue to support the exceptional requests, while offsetting any cost variance associated with the issuance and postal fulfillment of paper tickets. Airlines based in North America have recently proposed a requested mandate that airlines move to 100% electronic ticketing over the next couple of years, which will only serve to enhance customer service and control costs for ticketing services supported by the airline and distribution partners.
      The shift of consumer bookings from traditional travel agents, airline ticket offices and reservation centers to online travel agent sites (e.g., Orbitz, Travelocity, Expedia and others) as well as airline direct websites (e.g., usairways.com) continues to grow within the industry. Historically, traditional and online travel agencies used Global Distribution Systems (GDS), such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee, the “GDS fee”, that is charged to the airline. Bookings made directly with the airline, through its reservation call centers or website, do not incur a GDS fee. The growth of the airline direct websites and travel agent sites (e.g., Orbitz) that connect directly to airline host systems, effectively by-passing the traditional connection via GDSs, helps the Company reduce distribution costs from the channels of distribution on the internet. In the fourth quarter of 2004, the Company received over 31% of its sales from internet sites. The Company’s direct website, usairways.com, comprised over 12% of Company sales, while the rest of the internet sites accounted for the remaining 19% of Company sales.
      Due to the continued pressure on legacy airlines to lower distribution fees more aggressively than anytime in the past in order to compete with low-cost airlines, many “new-comers” have entered the distribution industry. New low-cost GDSs, such as ITA Software, G2 Switchworks, Navitaire and others, are providing airlines with alternative economic models to do business with traditional travel agents. These new low-cost GDSs substantially reduce the fees charged to airlines by this distribution channel.
      In an effort to further reduce distribution costs through internal channels, US Airways and other airlines have instituted service fees for interaction in channels requiring specialized service such as reservation call centers ($5.00 per ticket), Airline Ticket Offices ($10.00 per ticket) and City Ticket Offices ($10.00), while continuing to offer free service via the airlines’ websites. The goals of these service fees are to reduce the cost to provide customer service as required by the traveler and promote the continued goal of shifting customers to the Company’s lowest cost distribution channel, usairways.com. Internal channels of distribution account for 25% of all Company sales.
      In July 2004, the DOT eliminated most regulations governing GDSs. Airlines and GDSs continue to have open dialogue regarding possible cost savings.
Frequent Traveler Program
      US Airways operates a frequent traveler program known as “Dividend Miles” under which participants earn mileage credits for each paid flight segment on US Airways, US Airways Shuttle, US Airways Express, Star Alliance carriers, and certain other airlines that participate in the program. Participants flying on first class or Envoy class tickets receive additional mileage credits. Participants can also receive mileage credits through special promotions periodically offered by US Airways and may also earn mileage credits by utilizing certain credit cards and purchasing services from various non-airline partners. Mileage credits can be redeemed for various free, discounted, or upgraded travel awards on US Airways, Star Alliance carriers or other participating airlines.
      US Airways and the other participating airline partners limit the number of seats allocated per flight for award recipients by using various inventory management techniques. Award travel for all but the highest-level Dividend Miles participants is generally not permitted on blackout dates, which correspond to certain holiday periods or peak travel dates. US Airways reserves the right to terminate Dividend Miles or portions of the program at any time. Program rules, partners, special offers, blackout dates, awards and requisite mileage levels for awards are subject to change.
Insurance
      The Company and its subsidiaries maintain insurance of the types and in amounts deemed adequate to protect themselves and their property. Principal coverage includes: liability for injury to members of the public, including passengers; damage to property of the Company, its subsidiaries and others; loss of or damage to flight equipment, whether on the ground or in flight; fire and extended coverage; directors and officers; fiduciary; and workers’ compensation and employer’s liability. In addition to customary deductibles, the Company self-insures for all or a portion of its losses from claims related to environmental liabilities and medical insurance for employees.
      Since September 11, 2001, the Company and other airlines have been unable to obtain coverage for liability to persons other than employees and passengers for claims resulting from acts of terrorism, war or similar events (war risk coverage) at reasonable rates from the commercial insurance market. US Airways has, as have most other U.S. airlines, therefore purchased its war risk coverage through a special program administered by the FAA. The Emergency Wartime Supplemental Appropriations Act extended this insurance protection until August 2005. The Secretary of Transportation may extend this policy until December 31, 2005. If the federal insurance program terminates, the Company would likely face a material increase in the cost of war risk coverage, and because of competitive pressures in the industry, the Company’s ability to pass this additional cost to passengers would be limited.
      There can be no assurances that the Company can maintain insurance coverages and costs at its current levels.

Item 2.	Properties
Flight Equipment
      As of December 31, 2004, US Airways operated the following jet and regional jet aircraft:

	Average Seat	Average
Type	Capacity	Age (years)	Owned(1)	Leased(2)	Total

Airbus A330	266	4.4	9	—	9
Boeing 767-200ER	203	15.5	4	6	10
Boeing 757-200	193	14.2	—	31	31
Airbus A321	169	3.6	20	8	28
Boeing 737-400	144	14.8	3	42	45
Airbus A320	142	5.2	11	13	24
Boeing 737-300	126	17.7	7	61	68
Airbus A319	120	4.9	15	51	66

		10.9	69	212	281

EMB-170	72	0.5	7	15	22

(1)	All owned aircraft are pledged as collateral for various secured financing agreements.

(2)	The terms of the leases expire between 2005 and 2023.
     As of December 31, 2004, the Company’s wholly owned regional airline subsidiaries operated the following turboprop and regional jet aircraft:

	Average Seat	Average
Type	Capacity	Age (years)	Owned	Leased(1)	Total

CRJ-700	70	0.6	5	—	5
CRJ-200	50	0.8	21	14	35
De Havilland Dash 8-300	50	13.0	—	12	12
De Havilland Dash 8-100	37	14.4	30	12	42
De Havilland Dash 8-200	37	7.2	—	9	9

		7.0	56	47	103

(1)	The terms of the leases expire between 2005 and 2021.
     As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order scheduled for delivery in the years 2007 through 2009. US Airways Group also had ten A330-200 aircraft on firm order scheduled for delivery in the years 2007 through 2009. On February 3, 2005, the Bankruptcy Court approved the Company’s agreement with Airbus providing for, among other things, delivery of the 19 A320-family aircraft in years 2008 through 2010 and delivery of the ten A330-200 aircraft in years 2008 through 2009.
      Pursuant to the Regional Jet Leasing Term Sheet of the Master Memorandum of Understanding approved by the Bankruptcy Court in December 2004, General Electric Credit Corporation (GECC) or its affiliates will provide lease financing for up to 31 regional jet aircraft. The aircraft to be financed will consist of 70- to 100-seat regional jet aircraft manufactured by Bombardier and/or Embraer in a mix and subject to other terms to be agreed mutually by GECC and US Airways. In the first quarter of 2005, GECC will lease six Bombardier CRJ-700s to US Airways with terms expiring on the earlier of the Company’s emergence from Chapter 11 and June 30, 2005; these leases may be extended upon the Company’s emergence from bankruptcy.
      The Company acquired three new Embraer ERJ-170 aircraft in January 2005 and has firm orders for three additional ERJ-170 aircraft scheduled to be delivered by March 31, 2005. The Company also acquired three new CRJ-700 aircraft in January 2005.
      The Company maintains inventories of spare engines, spare parts, accessories and other maintenance supplies sufficient to meet its operating requirements.
      As of December 31, 2004, the Company owned or leased the following aircraft that were not considered part of its operating fleet presented in the tables above. These aircraft were either parked at storage facilities or, as shown in the far right column, leased or subleased to third parties or related parties.

	Average				Leased/
Type	Age (years)	Owned	Leased	Total	Subleased

De Havilland Dash 8	14.5	3	—	3	—
Douglas DC-9-30	24.0	6	—	6	6

		9	—	9	6

      As discussed in Item 1, “Overview” above, the Company has code share agreements in the form of capacity purchase agreements with certain US Airways Express regional jet affiliate operators. Collectively, these regional jet affiliate operators flew 107 50-seat regional jet aircraft as part of US Airways Express as of December 31, 2004.
      US Airways is a participant in the Civil Reserve Air Fleet (CRAF), a voluntary program administered by the Air Mobility Command (AMC). The General Services Administration of the U.S. Government requires that airlines participate in CRAF in order to receive U.S. Government business. US Airways’ commitment under CRAF is to provide up to its entire widebody fleet of ten 767-200ER aircraft and nine A330-300 aircraft in support of military missions. US Airways is reimbursed at compensatory rates when aircraft are activated under CRAF. US Airways is reimbursed during peacetime proportionally to its commitment.
      The Company’s 767-200ER aircraft are committed to the Aeromed Program of CRAF. Under this program, the aircraft are converted to flying hospitals for transportation of injured troops. US Airways, Delta and United are participants in the Aeromed Program. Participation in this program provides increased U.S. government revenues for the Company. Since the CRAF activation of 2003, US Airways has not provided “voluntary” lift to AMC, due to operational limitations.
Ground Facilities
      The Company leases the majority of its ground facilities, including executive and administrative offices in Arlington, Virginia adjacent to Reagan National Airport; its principal operating, overhaul and maintenance bases at the Pittsburgh International Airport and Charlotte/Douglas International Airports; training facilities in Pittsburgh and Charlotte; central reservations offices in Pittsburgh and Winston-Salem (North Carolina); and line maintenance bases and local ticket, cargo and administrative offices throughout its system. US Airways owns a training facility in Winston-Salem and a reservation facility in Orlando. The Orlando facility was closed on January 10, 2003 and is currently available for sale. The Pittsburgh reservations call and service center will be closed in 2005 and consolidated into one location in Winston-Salem.
Terminal Construction Projects
      The Company utilizes public airports for its flight operations under lease arrangements with the government entities that own or control these airports. Airport authorities frequently require airlines to execute long-term leases to assist in obtaining financing for terminal and facility construction. Any future requirements for new or improved airport facilities and passenger terminals at airports at which the Company operates could result in additional expenditures and long-term commitments.
      In 1998, US Airways reached an agreement with the Philadelphia Authority for Industrial Development (PAID) and the City of Philadelphia to construct a new international terminal and a new US Airways Express terminal at the Philadelphia International Airport, one of US Airways’ connecting hubs and US Airways’ principal international gateway. The international terminal includes 12 gates for widebody aircraft and new federal customs and immigration facilities. The international terminal gates were put into operation in May 2003 and the ticket lobby opened in September 2003. The US Airways Express facility, completed in June 2001, can accommodate 38 regional aircraft.

Item 3.	Legal Proceedings
      On September 12, 2004, US Airways Group and its domestic subsidiaries, including its principal operating subsidiary, US Airways, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 03-13823-SSM). Each of the Debtors continues to operate its business and manage its property as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. As a result of the current Chapter 11 filing, attempts to collect, secure or enforce remedies with respect to prepetition claims against the Debtors are subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code.
      On February 26, 2004, a company called I.A.P. Intermodal, LLC filed suit against US Airways Group and its wholly owned airline subsidiaries in the United States District Court for the Eastern District of Texas alleging that the defendants infringed upon three patents held by plaintiffs, all of which patents are entitled, “Method to Schedule a Vehicle in Real-Time to Transport Freight and Passengers.” Plaintiff seeks various injunctive relief as well as costs, fees and treble damages. US Airways Group and its subsidiaries were formally served with the complaint on June 21, 2004. US Airways Group is unable to ascertain at this time the likelihood or potential scale of liability. On the same date, the same plaintiff filed what the Company believes to be substantially similar cases against nine other major airlines, including British Airways, Northwest Airlines Corporation (Northwest), Korean Airlines Co., Ltd., Deutsche Lufthansa AG, Air France, Air Canada, Singapore Airlines Ltd., Delta, and Continental Airlines, Inc., and had filed a suit against the parent company of American Airlines in December 2003. This action was stayed as to US Airways Group and its wholly owned subsidiaries as a result of the bankruptcy filing on September 12, 2004.
      The Port Authority of New York and New Jersey filed a proof of claim against US Airways in the Prior Bankruptcy. The claim was in the amount of $8.5 million and it alleged environmental contamination and building deficiencies at LaGuardia. US Airways’ liability and defenses to such liability were unaffected by the Prior Bankruptcy. US Airways has received no notice, inquiry or other communication from the Port Authority other than in connection with the proof of claim, and therefore is unable to evaluate at this time the validity of the underlying claim, the degree to which US Airways might share responsibility with other parties, or the cost of cleanup or correction of the alleged building deficiencies.
      On January 7, 2003, the Internal Revenue Service (IRS) issued a notice of proposed adjustment to US Airways Group proposing to disallow $573 million of capital losses that US Airways Group sustained in the tax year 1999 on the sale of stock of USLM Corporation (USLM). On February 5, 2003, the IRS filed a proof of claim with the Bankruptcy Court in connection with the Prior Bankruptcy asserting the following claims with respect to USLM: (1) secured claims for U.S. federal income tax and interest of $0.7 million; (2) unsecured priority claims for U.S. federal income tax of $68 million and interest of $14 million; and (3) an unsecured general claim for penalties of $25 million. On May 8, 2003, US Airways Group reached a tentative agreement with the IRS on the amount of U.S. federal income taxes, interest and penalties due subject to final approval from the Joint Committee on Taxation. By letter dated September 11, 2003, US Airways Group was notified that the Joint Committee on Taxation had accepted the tentative agreement with the IRS, including a settlement of all federal income taxes through the end of 2002. Due to the bankruptcy filing on September 11, 2004, which suspended payment of prepetition liabilities, final payment terms under the agreement have not been submitted to the Bankruptcy Court for approval.
      US Airways is named as a defendant along with most of the major domestic airlines, several national carriers and a number of international carriers, in a class action lawsuit on behalf of all United States-based travel agents filed in federal court in North Carolina. The complaint alleges violation of the federal antitrust laws with respect to commission rate reductions and/or commission cap reductions implemented by various airlines in 1997, 1998, 1999, 2001 and 2002. Plaintiffs seek unspecified damages for lost commissions, as well as injunctive relief. On October 30, 2003, the federal court granted a motion for summary judgment dismissing all claims against airline defendants other than the carriers then in bankruptcy, including US Airways, because proceedings had been stayed against those bankrupt defendants. That grant of summary judgment was affirmed by the Fourth Circuit Court of Appeals. On January 28, 2004, the federal court in North Carolina dismissed all claims against US Airways. The plaintiffs in this proceeding had also filed a claim in Bankruptcy Court for prepetition and continuing postpetition damages. The Bankruptcy Court determined that the entire claim was prepetition and unsecured, and the plaintiffs appealed this decision to the District Court. The parties agreed to stay this appeal pending the outcome of the plaintiffs’ appeal of the grant of summary judgment in the North Carolina action. Following the Fourth Circuit’s decision to affirm the summary judgment ruling, the plaintiffs dismissed their appeal of the Bankruptcy Court decision.
      Williard, Inc. (Williard), together with the joint venture of Williard and Len Parker Associates (Williard/Parker), was awarded construction contracts with US Airways for work to be performed at the Philadelphia International Airport. On May 29, 2002, US Airways terminated the largest contract between the parties. Williard and Williard/Parker sued US Airways in Pennsylvania state court for over $14 million in damages representing termination costs and lost profits, along with other alleged contractual damage claims. Subsequently, Limbach Company, LLC (Limbach) alleged that it purchased the claims of Williard. After a trial, the Bankruptcy Court, on June 7, 2004, determined the value of the Limbach and Limbach/Parker claims to be $2,542,843. Limbach and Limbach/Parker are challenging on appeal various rulings of the Bankruptcy Court, including the amount of the claim and its status as an unsecured claim. US Airways has also filed an appeal. Limbach and Limbach/Parker have filed an action in state court against the City of Philadelphia (the City) and the Philadelphia Authority for Industrial Development (PAID) and received permission to include US Airways as a co-defendant, provided that Limbach and Limbach/Parker did not make any claims against US Airways in that action. In the lawsuit against the City and PAID, Limbach and Limbach/Parker are seeking the same sums as in their earlier lawsuit and proofs of claim against US Airways, but this time under the equitable theories of third-party beneficiary, quantum meruit and constructive trust. The court in the Philadelphia action dismissed US Airways from the lawsuit and dismissed the third-party beneficiary claims against the City and PAID. These rulings are subject to appeal at a later date. On May 21, 2004, the City and PAID filed a Motion for Summary Judgment seeking dismissal of the lawsuit. Should Limbach and/or Limbach/Parker recover in the Philadelphia action against the City and PAID, that award would be paid at 100 cents on the dollar. US Airways may have an obligation to indemnify the City and PAID under its agreements related to the airport development, which US Airways assumed as part of the Prior Bankruptcy. Therefore, any recovery by Limbach and/or Limbach/Parker against the City and PAID could result in an indemnification claim that US Airways may have to pay at full value. Proceedings in the Bankruptcy Court were stayed by the bankruptcy filing on September 12, 2004.
      On October 4, 2004, the System Board of Adjustment (the System Board) issued a ruling in which US Airways’ outsourcing of heavy maintenance visits was deemed to be in violation of the collective bargaining agreement between US Airways and the IAM as the representative of Mechanic and Related Employees. The System Board ordered US Airways to cease and desist from outsourcing the work, and ordered that affected employees be made whole. The System Board did not specify any particular monetary remedy and none has since been decided or agreed upon by the parties. However, the Bankruptcy Court’s order granting in part US Airways’ motion for relief under Section 1113(e) of the Bankruptcy Code included relief from any restrictions on US Airways’ right to outsource the work covered by this award through February 15, 2005. Neither US Airways’ Section 1113(e) motion nor the Bankruptcy Court’s order addressed the make-whole portion of this award. On November 12, 2004, US Airways filed a motion asking the

Bankruptcy Court for permission to reject the IAM collective bargaining agreement under which the grievance had been filed. On January 6, 2005, the Bankruptcy Court granted US Airways’ motion. On January 21, 2005, the IAM ratified a new collective bargaining agreement to replace the one that had been rejected, and as part of the new agreement, the IAM agreed not to pursue any claims for damages associated with the rejection of the previous agreement.
      The Company and US Airways have been named as defendants in two lawsuits filed in federal district court for the Eastern District of Michigan. Delta is also named as a defendant in both actions, while Northwest and the Airlines Reporting Corporation were sued separately in a third action. The complaints were filed on behalf of a class of airline passengers who originated or terminated their trips at the defendant carriers’ respective hubs. These passengers allege that they paid excessive fares due to the respective airlines’ enforcement of ticketing rules that prohibit the use of a connecting segment coupon that is part of a through-fare ticket where the passenger does not fly or intend to fly the entire ticketed itinerary. Plaintiffs allege monopolization and restraint of trade in violation of federal antitrust laws. They seek recovery of treble damages from all named defendants in the amount of $390 million and an injunction prohibiting future enforcement of the rules at issue. On May 16, 2002, the court denied the defendant airlines’ Motion for Summary Judgment and granted the plaintiffs’ Motion for Class Certification in each of the cases. On May 31, 2002, the Company and US Airways filed a petition with the United States Court of Appeals for the Sixth Circuit seeking a discretionary review of the certification order. On November 21, 2002, the petition for permission to appeal the class certification decision was denied. On December 4, 2002, Delta and Northwest filed a rehearing petition seeking en banc review of the initial Sixth Circuit denial. On February 24, 2003, Northwest and Delta’s petition for rehearing en banc was denied. Notwithstanding the district court’s denial of summary judgment and the petition, the Company and US Airways believe the claims are without merit and intend to pursue a vigorous defense. The automatic stay under Section 362(a) of the Bankruptcy Code was lifted when the Company emerged from bankruptcy on March 31, 2003, but the action was subsequently stayed once more as a result of the Company’s bankruptcy filing on September 12, 2004.
      In May 1995, the Company, US Airways and the Retirement Plan for Pilots of US Airways, Inc. (Pilot Retirement Plan) were sued in federal district court for the District of Columbia by 481 active and retired pilots, alleging that defendants had incorrectly interpreted the plan provisions and erroneously calculated benefits under the Pilot Retirement Plan. The plaintiffs sought damages in excess of $70 million. In May 1996, the court issued a decision granting US Airways’ Motion to Dismiss the majority of the complaint for lack of jurisdiction, deciding that the dispute must be resolved through the arbitration process under the Railway Labor Act because the Pilot Retirement Plan was collectively bargained. The plaintiffs appealed the district court’s dismissal and in February 1999, the U.S. Court of Appeals upheld the district court’s decision originally granted in May 1996, in the defendants’ favor. In May 1999, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court. In October 1999, the U.S. Supreme Court denied the plaintiffs’ petition for certiorari. The U.S. District Court retained jurisdiction over one count of the complaint, alleging violation of a disclosure requirement under ERISA. In August 2000, the U.S. District Court dismissed the remaining count without prejudice, giving plaintiffs the right to reinstate their claims after completion of the arbitration. Certain of the plaintiffs filed a claim before the US Airways Pilot Retirement Board, requesting arbitration of their claim for benefits that they believe were erroneously calculated, and the Retirement Board selected an arbitrator to decide certain issues related to the plaintiffs’ claims for benefits. However, the Pilot Retirement Plan was terminated on March 31, 2003, and on April 1, 2003 the Pension Benefit Guaranty Corporation (PBGC) became trustee of the plan. Also, claims related to this matter were expunged in the Prior Bankruptcy. Accordingly, the Company does not believe there is any continuing risk of material liability associated with this matter.
      On September 29, 2000, US Airways intervened in a proceeding that was originally brought on January 26, 1998, by the Pennsylvania Department of Environment Protection (DEP) against Allegheny County, Pennsylvania and the Allegheny County Aviation Administration (ACAA), alleging that a variety of airfield and aircraft de-icing activities at Pittsburgh International Airport (Airport) violated the requirements of (a) a 1994 Consent Order and Adjudication issued to Allegheny County and air carrier tenants at the Airport, (b) the Airport’s National Pollutant Discharge Elimination System Permit, and (c) the Pennsylvania

Clean Streams Law. The action was brought before the Pennsylvania Environmental Hearing Board. During March 2001, the Environmental Hearing Board approved Allegheny County’s Motion to Withdraw the Appeal without Prejudice, thereby terminating the appeal. However, during the course of settlement discussions leading to the termination of the appeal, the DEP advised Allegheny County and US Airways that DEP (i) will require additional measures to be taken to control de-icing materials at the Airport, and (ii) will assess a civil penalty against Allegheny County and US Airways for the alleged violations described above. The ACAA, US Airways and the DEP have continued to work together with the goal of fashioning an ultimate resolution to the de-icing issues. The Company does not believe that the settlement of this matter will have a material adverse effect on its financial condition, results of operations or liquidity.

Item 4.	Submission of Matters to a Vote of Security Holders
      No matters were submitted to a vote of security holders during the fourth quarter of 2004.

Item 5.	Market for US Airways Group’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Stock Exchange Listing
      Through September 24, 2002, the Predecessor Company’s common stock was traded on the New York Stock Exchange (NYSE) under the Symbol “U”. As a result of the Prior Bankruptcy, the NYSE announced on August 14, 2002 that it would suspend trading and move to delist US Airways Group’s common stock. The SEC approved the delisting and the common stock was delisted effective September 25, 2002. As a result, on September 25, 2002, the Common Stock began trading on the NASDAQ over-the-counter market under the Symbol “UAWGQ.” On March 31, 2003, in conjunction with the effective date of the 2003 Plan, all then-outstanding equity securities of the Predecessor Company were cancelled.
      On October 21, 2003, the Company’s Class A Common Stock began trading on the NASDAQ National Market under the symbol “UAIR.” Prior to listing on the NASDAQ National Market, the Class A Common Stock had limited trading activity on the Over-the-Counter Bulletin Board and in the Pink Sheets, which provide trading for the over-the-counter securities markets.
      On September 13, 2004, the Company received written notice from The NASDAQ Stock Market that the Class A Common Stock would be delisted in accordance with Marketplace Rules 4300 and 4450(f), effective with the opening of business on September 22, 2004. NASDAQ indicated in its letter that the delisting determination followed its review of the Company’s press release announcing that the Company had filed for bankruptcy protection. As a result of this notification, a fifth character “Q” was added to the trading symbol, changing it from “UAIR” to “UAIRQ” at the opening of business on September 15, 2004. Shares are currently trading on the NASDAQ over-the-counter market under the symbol as changed above. The Company cannot assure that an active trading market for its stock will exist in the future. As of February 18, 2005, there were 491 holders of record of Class A Common Stock. This number does not include beneficial owners of the Company’s Class A Common Stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries. In addition, the Company has five million shares of Class B Common Stock outstanding. The Class B Common Stock has no public trading market and is held by one shareholder of record as of February 18, 2005.
Market Prices of Common Stock
      The high and low sale prices of the Successor Company’s Class A Common Stock and the Predecessor Company’s common stock were as follows:

	Period	High	Low

2004	Fourth Quarter	$2.00	$0.76
	Third Quarter	3.16	0.58
	Second Quarter	4.55	1.44
	First Quarter	6.77	4.11

	Period	High	Low

2003	Fourth Quarter	$15.25	$5.01
	Third Quarter*	17.50	4.85
	Second Quarter	*	*
	First Quarter	0.28	0.06

*	As a result of emergence from the Prior Bankruptcy, the Predecessor Company’s common stock was cancelled effective March 31, 2003. An established public trading market, defined as more than limited or sporadic trading, did not exist for the Successor Company Class A Common Stock until September 8, 2003.
     The Company, organized under the laws of the State of Delaware, is subject to Sections 160 and 170 of the Delaware General Corporation Law with respect to the payment of dividends on or the repurchase or redemption of its capital stock. The Company is restricted from engaging in any of these activities unless it maintains a capital surplus.
      The Company has not declared or paid cash or other dividends on common stock since 1990 and currently does not intend to do so on its Class A Common Stock. Under the provisions of certain debt agreements, including the ATSB Loan, its ability to pay dividends on or repurchase its Class A Common Stock is restricted. Any future determination to pay cash dividends will be at the discretion of the Company’s board of directors, subject to applicable limitations under Delaware law and the Bankruptcy Code, and will depend upon its results of operations, financial condition, contractual restrictions and other factors deemed relevant by its board of directors. See “Liquidity and Capital Resources” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation below for more information, including information related to dividend restrictions associated with the ATSB Loan.
      The ultimate recovery, if any, to holders of the common stock will not be determined until confirmation of a plan of reorganization. The plan of reorganization could result in holders of US Airways Group’s common stock and related equity securities receiving no distribution on account of their interest and cancellation of the equity.
Foreign Ownership Restrictions
      Under current federal law, non-U.S. citizens cannot own or control more than 25% of the outstanding voting securities of a domestic air carrier. The Company believes that it was in compliance with this statute during the time period covered by this report.

Item 6.	Selected Financial Data
Consolidated Statements of Operations

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended December 31,
	December 31,	December 31,	March 31,
	2004	2003	2003	2002	2001	2000

	(in millions, except per share amounts)(1)
Operating Revenues	$7,117	$5,312	$1,534	$6,977	$8,288	$9,269
Operating Expenses	7,495	5,356	1,741	8,294	9,971	9,322

Operating Loss	$(378)	$(44)	$(207)	$(1,317)	$(1,683)	$(53)
Income (Loss) Before Cumulative Effect of Accounting Change	$(611)	$(174)	$1,635	$(1,663)	$(2,124)	$(166)
Cumulative Effect of Accounting Change, Net of Applicable Income Taxes	—	—	—	17	7	(103)

Net Income (Loss)	$(611)	$(174)	$1,635	$(1,646)	$(2,117)	$(269)
Earnings (Loss) per Common Share
Basic
Before Cumulative Effect of Accounting Change	$(11.19)	$(3.25)	$24.02	$(24.45)	$(31.59)	$(2.47)
Cumulative Effect of Accounting Change	—	—	—	0.25	0.11	(1.55)

Net Earnings (Loss) per Common Share	$(11.19)	$(3.25)	$24.02	$(24.20)	$(31.48)	$(4.02)

Diluted
Before Cumulative Effect of Accounting Change	$(11.19)	$(3.25)	$24.02	$(24.45)	$(31.59)	$(2.47)
Cumulative Effect of Accounting Change	—	—	—	0.25	0.11	(1.55)

Net Earnings (Loss) per Common Share	$(11.19)	$(3.25)	$24.02	$(24.20)	$(31.48)	$(4.02)

Cash Dividends per Common Share	$—	$—	$—	$—	$—	$—

(1)	Includes unusual items. See Note 16 to the Company’s Notes to Consolidated Financial Statements for related information.
Consolidated Balance Sheets

	Successor Company		Predecessor Company

	December 31,		December 31,

	2004	2003	2002	2001	2000

	(in millions)
Total Assets	$8,422	$8,555	$6,543	$8,025	$9,127
Long-Term Obligations and Redeemable Preferred Stock(2)	$4,871	4,641	5,009	5,148	$4,379
Total Stockholders’ Equity (Deficit)	$(434)	$172	$(4,921)	$(2,615)	$(358)
Shares of Common Stock Outstanding	55.0	54.0	68.1	67.6	67.0

(2)	Includes debt, capital leases and postretirement benefits other than pensions (noncurrent). Also includes liabilities subject to compromise at December 31, 2004 and December 31, 2002.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
General Information
      Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of the Company with respect to current events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company’s operations and business environment which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing or other financing; the ability of the Company to maintain adequate liquidity; the ability of the Company to absorb escalating fuel costs; the Company’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of the Company to obtain and maintain normal terms with vendors and service providers; the Company’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on the Company’s liquidity or results of operations; the ability of the Company to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of the Company to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; the ability of the Company to attract, motivate and/or retain key executives and associates; the ability of the Company to attract and retain customers; the ability of the Company to maintain satisfactory labor relations; demand for transportation in the markets in which the Company operates; economic conditions; labor costs; financing availability and costs; security-related and insurance costs; competitive pressures on pricing (particularly from lower-cost competitors) and on demand (particularly from low-cost carriers and multi-carrier alliances); weather conditions; government legislation and regulation; impact of the continued military activities in Iraq; other acts of war or terrorism; and other risks and uncertainties listed from time to time in the Company’s reports to the SEC. There may be other factors not identified above of which the Company is not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan ultimately confirmed, can affect the value of the Company’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the Company urges that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities.
Chapter 11 Proceedings
      On September 12, 2004, US Airways Group and its domestic subsidiaries (collectively, the Debtors), which account for substantially all of the operations of the Company, including its principal operating subsidiary, US Airways, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 04-13823-SSM). Each of the Debtors in these cases had previously filed a voluntary petition for relief under Chapter 11 on August 11, 2002 (the Prior Bankruptcy). The Debtors emerged from the Prior Bankruptcy under the First Amended Joint Plan of Reorganization of US Airways

Group, Inc. and Affiliated Debtors and Debtors-in-Possession, As Modified (the 2003 Plan), which was confirmed pursuant to an order of the Bankruptcy Court on March 18, 2003 and became effective on March 31, 2003. In accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (SOP 90-7), the Company adopted fresh-start reporting on March 31, 2003. References to “Predecessor Company” refer to the Company prior to March 31, 2003. References to “Successor Company” refer to the Company on and after March 31, 2003, after giving effect to the cancellation of the then-existing common stock and the issuance of new securities in accordance with the 2003 Plan and application of fresh-start reporting. As a result of the application of fresh-start reporting, the Successor Company’s financial statements are not comparable with the Predecessor Company’s financial statements.
      Before emerging from the Prior Bankruptcy in 2003, the Company examined virtually every phase of its contracts and operations and had significantly reduced costs. The Company reduced its mainline capacity, realigned its network to maximize yield, initiated a business plan to use more regional jets and procured financing for these aircraft, and expanded its alliances with other carriers. However, after emerging from the Prior Bankruptcy, the Company continued to incur substantial losses from operations. The primary factors contributing to these losses include the reduction in domestic industry unit revenue and significant increases in fuel prices. The downward pressure on domestic industry revenue is a result of the rapid growth of low-fare, low-cost airlines, the increasing transparency of fares through Internet sources and other changes in fare structures that have resulted in substantially lower fares for many business and leisure travelers. The competitive environment continued to intensify throughout 2004, particularly in key markets such as Philadelphia, Washington, D.C., Boston and New York.
      Throughout the spring and summer of 2004, the Company communicated with key stakeholders and the public its plan to transform US Airways into a fully competitive and profitable airline (the Transformation Plan). A key element of the Transformation Plan is significant reductions in labor costs through changes to the Company’s collective bargaining agreements. The Company aggressively sought the necessary agreements to allow full implementation of the Transformation Plan without the need for filing new Chapter 11 cases but was unable to do so in a timely manner. As a result of the recurring losses, declining available cash and risk of defaults or cross defaults under certain key financing and operating agreements, it was necessary for the Debtors to file voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code on September 12, 2004.
      At hearings held on September 13, 2004, the Bankruptcy Court granted the Company’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others and entered orders granting permission to the Debtors to, among other things: (a) pay employee wages and continue benefits, such as medical and dental insurance; (b) honor prepetition obligations to customers and continue customer programs, including US Airways’ Dividend Miles program; (c) pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements; (d) assume certain contracts related to interline agreements with other airlines; (e) pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and (f) continue maintenance of existing bank accounts and existing cash management systems. The Bankruptcy Court also approved the interim agreement reached between the Company, the ATSB and the lenders under the $1 billion loan, obtained upon emergence from the Prior Bankruptcy and substantially guaranteed by the ATSB, to allow the Company continued use of the cash collateral securing the loan (see further discussion below).
      Since filing for bankruptcy on September 12, 2004, the Company has achieved cost-savings agreements with all of its collective bargaining groups. Through a motion filed under Section 1113(e) of the Bankruptcy Code on September 24, 2004, the Company sought interim relief from their collective bargaining agreements (CBAs) with ALPA, AFA, TWU, CWA and IAM. On October 15, 2004, the Bankruptcy Court approved base rates of pay reductions of 21% through February 15, 2005 or entry of an order approving a new CBA or granting final relief under Section 1113(c) of the Bankruptcy Code. Reductions to pension contributions and certain work rule changes were also approved. The interim relief order did not apply to ALPA or TWU, whose members reached and ratified CBAs prior to the interim relief going into effect. CBAs with the CWA and AFA were reached in December 2004 and were subsequently ratified. On January 6, 2005, the

Bankruptcy Court approved the Company’s request to reject the IAM CBAs and approved the termination of the three mainline defined benefit plans. The IAM subsequently ratified Company cost-savings proposals on January 21, 2005. In addition, the Bankruptcy Court has also approved various settlement agreements between the Company and the court-appointed Section 1114 Committee representing retirees other than those represented by the IAM to begin the significant curtailment of postretirement benefits.
      On November 12, 2004, US Airways filed a motion requesting a determination from the Bankruptcy Court that US Airways satisfied the financial requirements for a “distress termination” of the Retirement Plan for Flight Attendants in the Service of US Airways, Inc. (AFA Plan), the Pension Plan for Employees of US Airways, Inc. Who Are Represented by the International Association of Machinists and Aerospace Workers (IAM Plan), and the Retirement Plan for Certain Employees of US Airways, Inc. (CE Plan) under section 4041(c)(2)(B)(ii)(IV) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and approval of each such plan’s termination. These plans were projected to have benefit obligations and plan assets aggregating $2.7 billion and $1.7 billion, respectively, as of September 30, 2004, the most recent valuation date. On January 6, 2005, the Bankruptcy Court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA Plan and the IAM Plan were terminated effective January 10, 2005, by agreement between the PBGC and the Company. The CE Plan was terminated effective January 17, 2005, by agreement between the PBGC and US Airways. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      In addition to the cost savings achieved with labor groups, the Company also implemented pay and benefit reductions for its current management and other non-union employees, including reductions to base pay, workforce reductions and modifications to vacation and sick time accruals. The Company also implemented modifications to its defined contribution pension plans and will implement modifications to retiree benefits in 2005. The pay rate and defined contribution plan reductions went into effect October 11, 2004 and the reductions to retiree medical benefits will become effective March 1, 2005.
      The Company has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On November 19, 2004, the Bankruptcy Court approved the Company’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. As discussed in detail below, the Company reached a comprehensive agreement with GE Capital Aviation Services (GECAS) and GE Engine Service (GEES) on aircraft leasing and financing and engine services, which will provide the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. The Company also reached agreements with EMBRAER-Empresa Brasileria de Aeronautica SA (Embraer) and Bombardier, Inc. (Bombardier) providing for continued use and operation of its aircraft, short term liquidity and new financing for regional jets, which were approved by the Bankruptcy Court in January 2005. These agreements are discussed in more detail below in “Liquidity and Capital Resources.”
      The Company has notified all known or potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. The Chapter 11 filing triggered defaults on substantially all debt and lease obligations. Subject to certain exceptions under the Bankruptcy Code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the Bankruptcy Court was February 3, 2005, with a limited exception for governmental entities, which have until March 11, 2005.
      The potential adverse publicity associated with the Chapter 11 filings and the resulting uncertainty regarding the Company’s future prospects may hinder the Company’s ongoing business activities and its ability to operate, fund and execute its business plan by impairing relations with existing and potential customers; negatively impacting the ability of the Company to attract and retain key employees; limiting the Company’s ability to obtain trade credit; limiting the Company’s ability to effectively hedge rising aviation fuel costs; and impairing present and future relationships with vendors and service providers.

      As a result of the Chapter 11 filings, realization of assets and liquidation of liabilities are subject to significant uncertainty. While operating as a debtor-in-possession under the protection of Chapter 11, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, US Airways may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements. Further, a plan of reorganization could materially change the amounts and classifications reported in the historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.
      To exit Chapter 11 successfully, the Company must obtain confirmation by the Bankruptcy Court of a plan of reorganization. The Company currently has the exclusive right to file a plan of reorganization until March 31, 2005 and solicit acceptance of the plan through June 30, 2005. Under the terms of the agreement reached with General Electric, the Company has until March 15, 2005 to file a plan of reorganization. These deadlines could potentially be extended. A plan of reorganization would, among other things, resolve all prepetition obligations, set forth a revised capital structure and establish the corporate governance subsequent to exiting from bankruptcy. The Company is currently working towards emerging from Chapter 11 mid-year 2005, but that timing is dependent upon, among other things, the timely and successful confirmation and implementation of a plan of reorganization. The ultimate recovery to creditors and/or holders of the common stock, if any, will not be determined until confirmation of a plan of reorganization. No assurance can be given as to what values, if any, will be ascribed in the Chapter 11 cases to these constituencies or what type or amount of distributions, if any, they would receive. A plan of reorganization could result in holders of the Company’s common stock receiving no distribution and cancellation of existing stock.
      On September 13, 2004, the Company received written notice from The NASDAQ Stock Market that its Class A Common Stock would be delisted in accordance with Marketplace Rules 4300 and 4450(f), effective with the opening of business on September 22, 2004. NASDAQ indicated in its letter that the delisting determination followed its review of the Company’s press release announcing that the Company had filed for bankruptcy protection. As a result of this notification, a fifth character “Q” was added to the trading symbol, changing it from “UAIR” to “UAIRQ” at the opening of business on September 15, 2004. Shares of the Class A Common Stock are currently trading on the NASDAQ over-the-counter market under the symbol as changed above. The Company cannot assure that an active trading market for its stock will exist in the future.
      The value of the common stock is highly speculative. The Company urges that appropriate caution be exercised with respect to existing and future investments in the securities of the Company.

Transformation Plan
      The Company continues to implement its Transformation Plan, which is built on several aspects of proven success in the airline industry, beyond the necessary lower labor costs that have been achieved. Those include lower overall costs, a simplified fare structure and expanded services in the eastern United States, the Caribbean and Latin America. Specifically, the Company has taken or is currently undertaking the following initiatives:

•	Lower, simplified pricing and lower distribution costs. US Airways has already taken steps to simplify its fares by introducing its GoFares pricing plan in many markets served from Philadelphia, Washington, D.C., and Fort Lauderdale, and has stated its intent to expand that pricing plan across its system in conjunction with achieving lower costs. A redesigned website and more airport technology will also lower distribution costs, enhance customer service and improve airport processing.

•	Enhanced low-cost product offering. US Airways customers will continue to benefit from a combination of product offerings that is unique among low-cost carriers, including two-class service, international flights to Europe, the Caribbean, Latin America and Canada, service to airports that business travelers prefer, access to a global network via the Star Alliance, a premium frequent flyer program and competitive onboard service.

•	Network enhancements. Leveraging its strong positions in major Northeast markets, US Airways intends to use its airport slot and facilities assets to offer nonstop service to more major business and leisure destinations. Pittsburgh is no longer a hub and service has been reduced in accordance with previously announced operational changes. Fort Lauderdale is being expanded to handle additional Latin America service. Operations at Charlotte are being expanded and new routes from Reagan National are being introduced. In addition, changes are being made to the scheduling practices at Philadelphia to improve reliability, adding new destinations in the Caribbean and Latin America and introducing service to Barcelona and Venice in May.

•	Lower unit operating costs. In conjunction with more point-to-point flying, US Airways intends to fly its fleet more hours per day as it decreases the time aircraft sit on the ground at hubs, waiting for connecting passengers. Productivity increases will be gained through this more efficient scheduling in conjunction with the contractual labor changes.

Prior Bankruptcy Information
      As discussed above, the Company emerged from the Prior Bankruptcy under the 2003 Plan. The 2003 Plan constituted a separate plan of reorganization for each of the Company and its domestic subsidiaries (the Filing Entities). In accordance with the Bankruptcy Code, the 2003 Plan divided claims against, and interests in, each of the Filing Entities into classes according to their relative seniority and other criteria and provided the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agreed to a less favorable treatment of its claim or interest. Among other things, the 2003 Plan generally provided for full payment of all allowed administrative and priority claims, and the distribution of shares (or warrants to purchase shares) of new equity in the reorganized US Airways Group, Inc. (Reorganized US Airways Group) to the ATSB, the Retirement Systems of Alabama Holdings LLC (RSA), the Company’s management and labor unions, General Electric Capital Corporation and Bank of America, N.A., and to unsecured creditors of the Filing Entities, including the PBGC, in satisfaction of their allowed claims. Persons holding equity in US Airways Group prior to March 31, 2003 were not entitled to any distribution under the 2003 Plan and their shares of common stock were cancelled. For a complete discussion of the distributions provided for under the 2003 Plan, investors should refer to the 2003 Plan confirmed by the Bankruptcy Court on March 18, 2003 and filed with US Airways Group’s Current Report on Form 8-K dated March 18, 2003 and filed with the SEC on April 2, 2003.
      On March 31, 2003, RSA invested $240 million in cash in Reorganized US Airways Group pursuant to an investment agreement (the RSA Investment Agreement) in exchange for approximately 36.2%, on a fully diluted basis, of the equity in Reorganized US Airways Group. As of March 31, 2003, in connection with its investment, RSA was granted a voting interest of approximately 71.6% in Reorganized US Airways Group and became entitled to designate and vote to elect eight of 15 directors to Reorganized US Airways Group’s Board of Directors. See Notes 10 and 12(a) in the Notes to the Consolidated Financial Statements for a summary of the equity structure following the Prior Bankruptcy and related party transactions with RSA.
Results of Operations
      As discussed above, the Company emerged from the Prior Bankruptcy and adopted fresh-start reporting on March 31, 2003. As a result of the application of fresh-start reporting, the Successor Company’s financial statements are not comparable with the Predecessor Company’s financial statements. However, for purposes of discussion of the results of operations, 2004 has been compared to the full year 2003 as included, in part, in the Company’s Statements of Operations (which are contained in Part II, Item 8 of this report) and in “Selected Operating and Financial Statistics” below. Except where noted, operating statistics referred to below are for scheduled service only.

2004 Compared With 2003
      Operating Revenues — Operating revenues increased $271 million, or 4.0%. Passenger transportation revenues increased $212 million or 3.5%. Revenue passenger miles (RPMs) were up 8.7%, which increased revenues by $536 million, partially offset by a 4.9% decrease in yield, which decreased revenues by $324 million. Passenger transportation revenues were negatively impacted by the Company’s bankruptcy proceedings. Passenger transportation revenue in 2003 included a favorable $34 million adjustment to the traffic balances payable account for unused and now expired tickets. Cargo and freight revenue was flat. Other operating revenue increased as a result of increased third party fuel sales due to higher fuel prices and revenue associated with certain marketing arrangements.
      Operating Expenses — Operating expenses increased by $398 million, or 5.6%. Operating expenses excluding Government compensation and Special items increased 3.0% on a capacity increase (as measured by available seat miles or ASMs) of 5.8%. Personnel costs decreased 8.4% due to lower employee pension, medical and dental, and postretirement medical benefit expense, an $89 million decrease in stock-based compensation expense related to the issuance of US Airways Group Class A Common Stock to employees covered by collective bargaining agreements following emergence from the Prior Bankruptcy in 2003, reduced headcount in 2004 and lower wage rates in the fourth quarter of 2004 as the result of interim or permanent relief from labor contracts. These decreases were partially offset by an increase in expense associated with long-term disability. Aviation fuel increased 32.4% primarily due to higher average fuel prices and, to a lesser extent, schedule-driven increases in consumption. US Airways Express capacity purchases increased 24.2% reflecting an increase in purchased ASMs from third-party regional jet operators and other airline subsidiaries of US Airways Group. Aircraft rent increased 4.2% as a result of new leases due to the conversion of mortgaged aircraft to leased aircraft and the addition of new regional jet leases. Other rent and landing fees decreased slightly as a result of decreases in landing fees partially offsetting increased airport rental expenses. Selling expenses decreased 3.2% due to a decrease in commissions partially offset by increases to advertising expense and sales volume driven increases in credit card fees.
      Depreciation and amortization increased 2.5% due to depreciation associated with new regional jets and the write-off of certain ground equipment and an indefinite lived foreign slot, partially offset by lower book values on the existing fleet as a result of fresh-start reporting effective March 31, 2003 and by reduced amortization associated with capitalized software. Other operating expenses increased 4.6% due to increases in the cost associated with the redemption of Dividend Miles for travel on partner airlines and future travel on US Airways as well as increases to costs associated with passenger and baggage screening and navigation fees, partially offset by decreases in insurance expenses and schedule-related expenses including passenger food expenses. 2003 included $28 million in reductions to an accrual upon the resolution of previously outstanding contingencies. Refer to “Description of Unusual Items” below for information on Special items and Government compensation.
      Other Income (Expense) — Other Income (Expense), net decreased $2.0 billion primarily as a result of the reorganization items directly associated with the emergence from the Prior Bankruptcy. See “Description of Unusual Items” below for additional information on the components of Reorganization items, net in 2003. In 2004, reorganization items consisted of $30 million of professional fees, $7 million in aircraft order cancellation penalties, and $2 million in damage and deficiency claims associated with the rejection of certain aircraft in the Prior Bankruptcy, offset by $4 million in interest income on accumulated cash as a result of the current Chapter 11 proceedings. Interest income decreased as the result of the reclassification of interest income on cash, cash equivalents and short term investments to Reorganization items, net subsequent to the Chapter 11 filing on September 12, 2004. Interest expense was flat as a result of the conversion of mortgaged aircraft to leased aircraft and the abandonment of certain aircraft, offset by interest related to the ATSB Loan and penalty interest incurred as a result of the current Chapter 11 proceedings. Other, net income in 2004 includes $13 million related to a business interruption insurance recovery and a $2 million gain on the sale of four aircraft, while the 2003 results reflect a $30 million gain recognized in connection with the Company’s sale of its investment in Hotwire, Inc.

      Provision (Credit) for Income Taxes — The Company recorded an income tax benefit of $10 million for the year ended December 31, 2004, as compared to $11 million of income tax expense in 2003. The benefit recognized in 2004 related to revisions to prior estimates upon completion of the Company’s consolidated 2003 tax return. The Company continues to record a full valuation allowance against its net deferred tax assets due to the uncertainty regarding their ultimate realization.
      Selected Operating and Financial Statistics — System capacity (as measured by ASMs) increased 5.8% and passenger volume (as measured by RPMs) increased 8.7% in 2004. These increases resulted in a 73.5% system passenger load factor, representing a 2.0 percentage point increase over 2003. However, system yield declined by 4.9% reflecting the continued downward pressure on fares. Weather conditions related primarily to hurricanes adversely impacted the Company’s operating and financial performance in 2004 and 2003. US Airways’ full-time equivalent employees at December 31, 2004 declined 8.1% reflecting the headcount reduction measures put in place in connection with the Company’s Transformation Plan.
2003 Compared With 2002
      Operating Revenues — Operating revenues decreased $131 million, or 1.9%. Passenger transportation revenue decreased $149 million or 2.4%. RPMs declined 4.4%, which decreased revenues by $277 million, partially offset by a 2.1% improvement in yield, which increased revenues by $127 million. Passenger transportation revenue for 2003 included a favorable $34 million adjustment to the traffic balances payable account for unused and now expired tickets. Other operating revenue increased 4.9% due to increased third party fuel sales and mileage credit sales partially offset by lower ticket change and cancellation fees.
      Operating Expenses — Operating expenses declined by $1.20 billion, or 14.4%. Operating expenses excluding Government compensation and Special items were lower by 8.7% on a capacity decrease (as measured by ASMs) of 6.9%. Personnel costs decreased 18.2% due to lower headcount levels, wage rates and employee pension and benefit expenses partially offset by $125 million of stock-based compensation expenses resulting from the issuance of Class A Common Stock to employees covered by collective bargaining agreements following emergence from Chapter 11. Aviation fuel increased 6.1% due to higher average fuel prices partially offset by schedule-driven decreases in consumption. US Airways Express capacity purchases increased 33.8% reflecting a 32% increase in purchased ASMs from third-party regional jet operators. Aircraft rent decreased 17.9% due to favorably restructured leases and lease rejections made in connection with the Company’s Prior Bankruptcy, which was partially offset by new leases as a result of the conversion of mortgaged aircraft to leased aircraft. Other rent and landing fees were flat as a result of schedule-driven decreases in landing fees offsetting increased airport rental expenses associated with the new terminal in Philadelphia. Selling expenses decreased 7.9% due to sales volume driven decreases in credit card fees and sales- and rate-driven decreases in computer reservation system fees. Travel agent commission rates decreased due to the elimination of the base domestic commissions in March 2002 and increases in internet bookings which are less costly to the Company. Depreciation and amortization decreased 21.7% due to fewer owned aircraft in the operating fleet and lower book values on the existing fleet as a result of fresh-start reporting. Other operating expenses decreased 8.4% due to decreases in insurance expenses and schedule-related expenses including passenger food expenses and crew travel expenses and a $17 million and $12 million reduction to an accrual upon the resolution of previously outstanding contingencies partially offset by increases in expenses associated with third-party fuel sales. Refer to “Description of Unusual Items” below for information on Special items and Government compensation.
      Other Income (Expense) — Other Income (Expense), net increased $2.3 billion from an expense of $598 million in 2002 to income of $1.7 billion in 2003. Interest income decreased due to lower return rates partially offset by higher average investment balances. Interest expense decreased as a result of the conversion of mortgaged aircraft to leased aircraft and the abandonment of certain aircraft partially offset by interest related to the ATSB Loan. Other, net income increased as a result of a $30 million gain recognized in connection with the Company’s sale of its investment in Hotwire, Inc. and mark-to-market adjustments on certain stock options held by the Company. Refer to “Description of Unusual Items” below for information on Reorganization items, net.

      Provision (Credit) for Income Taxes — The Company’s federal and state income tax expense was $11 million in 2003 representing an effective tax rate of 0.7%. This differed from statutory rates primarily due to utilization of net operating loss carryforwards. During 2001, the Company recognized a valuation allowance against its net deferred tax asset. The Company continues to record a full valuation allowance against its net deferred tax assets due to the uncertainty regarding their ultimate realization. As a result of the March 2002 enactment of the Job Creation and Worker Assistance Act of 2002 (Job Act), the Company recognized an income tax credit equal to the Company’s carryback potential. The Job Act provides, among other things, an extension of the net operating loss carryback period to five years from two years for net operating losses arising from tax years that end in 2001 or 2002 and the elimination of the 90% limitation for alternative minimum tax purposes on those loss carrybacks. The tax credit recorded in 2002 includes $74 million related to 2001 losses realizable due to the enactment of the Job Act and recorded in the period of enactment. The Company continued to record a valuation allowance against its net deferred tax asset which resulted in a 2002 effective tax rate of 13%.
      Cumulative Effect of Accounting Change — Effective January 1, 2002, PSA, a wholly owned subsidiary of the Company, changed its method of accounting for engine maintenance from accruing on the basis of hours flown to expensing as incurred. In connection with the change, PSA recognized a $17 million credit representing the cumulative effect of the accounting change.
      Selected Operating and Financial Statistics — System capacity (as measured by ASMs) decreased 6.9% and passenger volume (as measured by RPMs) decreased 4.4% in 2003. These decreases resulted in a 71.5% system passenger load factor, representing a 1.9 percentage point increase over 2002. System yield improved 2.1% reflecting a modest improvement in economic conditions. Both RPMs and ASMs were significantly affected by the schedule reductions initiated following the Company’s Prior Bankruptcy filing. In addition, hurricanes Isabel, Fabian and Henri adversely impacted the Company’s operating and financial performance in 2003. US Airways full-time equivalent employees at December 31, 2003 declined 12.4% reflecting the headcount reduction measures put in place in connection with the Company’s 2002 restructuring.
Description of Unusual Items
      Special Items — Special items included within operating expenses on the Company’s Consolidated Statements of Operations include the following components (dollars in millions):

	Successor Company		Predecessor Company

	Nine Months Ended		Year Ended
	December 31, 2003		December 31, 2002

Aircraft order cancellation penalty	$35	(a)	$—
Aircraft impairments and related charges	—		392	(b)
Pension and postretirement benefit curtailments	—		(90	)(c)
Employee severance including benefits	(1	)(d)	(3	)(d)
Other	—		21	(e)

	$34		$320

(a)	During the quarter ended June 30, 2003, the Company recorded a $35 million charge in connection with its intention not to take delivery of certain aircraft scheduled for future delivery.

(b)	During the fourth quarter of 2002, US Airways conducted an impairment analysis in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144) on its B737-300, B737-400, B757-200 and B767-200 aircraft fleets as a result of changes to the aircraft’s recoverability periods (the planned conversion of owned aircraft to leased aircraft) as well as indications of possible material changes to the market values of these aircraft. The analysis revealed that estimated undiscounted future cash flows generated by these aircraft were less than their carrying values for four B737-300s, 15 B737-400s, 21 B757-200s and three B767-200s. In accordance with SFAS 144, the carrying values were reduced to fair market value. This analysis resulted in a pretax charge of $392 million. Management estimated fair market value using third-party appraisals and recent leasing transactions.

(c)	During the fourth quarter of 2002, US Airways recorded a curtailment credit of $120 million related to certain postretirement benefit plans and a $30 million curtailment charge related to certain defined benefit pension plans.

(d)	In September 2001, US Airways announced that in connection with its reduced flight schedule it would terminate or furlough approximately 11,000 employees across all employee groups. Approximately 10,200 of the affected employees were terminated or furloughed on or prior to January 1, 2002. Substantially all the remaining affected employees were terminated or furloughed by May 2002. US Airways’ headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits (e.g. medical, dental, life insurance) but did not receive any furlough pay benefit. In accordance with Emerging Issues Task Force Issue No. 94-3, US Airways recorded a pretax charge of $75 million representing the involuntary severance pay and the benefits for affected employees during the third quarter of 2001. In the fourth quarter of 2001, US Airways recognized a $10 million charge representing the estimated costs of extended benefits for those employees who elected to take voluntary leave and a $2 million reduction in accruals related to the involuntary severance as a result of employees electing to accept voluntary furlough. During the quarters ended June 30, 2003 and 2002, the Company recognized $1 million and $3 million, respectively, in reductions to severance pay and benefit accruals related to the involuntary termination or furlough of certain employees.

(e)	During the fourth quarter of 2002, US Airways recognized an impairment charge of $21 million related to capitalized gates at certain airports in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” The carrying values of the affected gates were reduced to fair value based on a third party appraisal.
     Reorganization Items, Net — Reorganization items, net represent amounts incurred as a direct result of the Company’s Chapter 11 filings and are presented separately in the Company’s Consolidated Statements of Operations. Such items consist of the following (dollars in millions):

	Successor Company	Predecessor Company

	Year Ended	Three Months Ended	Year Ended
	December 31, 2004	March 31, 2003	December 31, 2002

Discharge of liabilities(a)	$—	$3,938	$—
Restructured aircraft financings(b)	—	967	—
Termination of pension plans(c)	—	387	—
Interest income on accumulated cash	4	2	2
Damage and deficiency claims(d)	(2)	(2,167)	—
Revaluation of assets and liabilities(a)	—	(1,107)	—
Professional fees	(30)	(51)	(61)
Aircraft order cancellation penalties	(7)	—	—
Loss on aircraft abandonment(e)	—	(9)	(68)
Severance including benefits(f)	—	—	(89)
Write-off of ESOP deferred compensation	—	—	(50)
Other	—	(43)	(28)

	$(35)	$1,917	$(294)

(a)	Reflects the discharge or reclassification of liabilities subject to compromise in the Prior Bankruptcy. Most of these obligations were only entitled to receive such distributions of cash and common stock as provided under the 2003 Plan. A portion of the liabilities subject to compromise in the Prior Bankruptcy were restructured and continued, as restructured, to be liabilities of the Company.

(b)	As of March 31, 2003, the Company restructured aircraft debt and lease agreements related to 200 aircraft in connection with its Prior Bankruptcy including the conversion of 52 mortgages to operating leases. The restructured terms generally provide for shorter lease periods and lower lease rates.

(c)	Effective March 31, 2003, US Airways terminated its qualified and nonqualified pilot defined benefit pension plans. The PBGC was appointed trustee of the qualified plan effective with the termination. The Company recognized a gain in connection with the termination which is partially offset by the PBGC claim.

(d)	Damage and deficiency claims largely arose as a result of the Company electing to either restructure, abandon or reject aircraft debt and leases during the bankruptcy proceedings.

(e)	Includes aircraft (seven A319s for 2003 and 34 F-100s, two B757-200s and one B737-400 for 2002) that were legally abandoned as part of the Prior Bankruptcy. Related aircraft liabilities were adjusted for each aircraft’s expected allowed collateral value.

(f)	As a result of schedule reductions made in connection with the Prior Bankruptcy, US Airways terminated or furloughed approximately 6,600 employees across all employee groups. Substantially all affected employees were terminated or furloughed prior to March 31, 2003. US Airways’ headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits (e.g. medical, dental, life insurance) but did not receive any furlough pay benefit.

     Government Compensation — In April 2003, President George W. Bush signed into law the Emergency Wartime Supplemental Appropriations Act (Emergency Wartime Act), which included $2.4 billion for reimbursement to the airlines for certain aviation-related security expenses. Certain airlines that received the aviation-related assistance were required to agree to limit the total cash compensation for certain executive officers during the 12-month period beginning April 1, 2003 to an amount equal to the annual salary paid to that officer during the air carrier’s fiscal year 2002. Any violation of this agreement would require the carrier to repay to the government the amount reimbursed for airline security fees. The Company complied with this limitation on executive compensation. The Company’s security fee reimbursement was $214 million, net of amounts due to certain affiliates, and was recorded as a reduction to operating expenses during the second quarter of 2003. In September 2003, the Company received approximately $6 million of compensation associated with flight deck door expenditures which was recorded as an offset to capital costs.
Selected Operating and Financial Statistics(1)

	Year Ended
	December 31,

	2004	2003	2002

Revenue passengers miles (millions):*
System	45,087	41,464	43,374
Mainline	39,964	37,741	40,038
Available seat miles (millions):*
System	61,353	58,017	62,329
Mainline	53,220	51,494	56,360
Passenger load factor(2):*
System	73.5%	71.5%	69.6%
Mainline	75.1%	73.3%	71.0%
Yield(3):*
System	14.07¢	14.79¢	14.48¢
Mainline(4)	12.43¢	13.05¢	13.05¢
Passenger revenue per available seat mile(5):*
System	10.34¢	10.57¢	10.08¢
Mainline(4)	9.33¢	9.56¢	9.27¢
Revenue passengers (thousands):*
System	55,954	52,797	58,389
Mainline	41,510	41,251	47,155
Mainline revenue per available seat mile(6)	10.69¢	10.75¢	10.38¢
Mainline cost per available seat mile (Mainline CASM)(7)(8)	11.34¢	11.36¢	12.67¢
Mainline average stage length (miles)*	782	761	685
Mainline cost of aviation fuel per gallon(9)	112.08¢	88.29¢	74.36¢
Mainline cost of aviation fuel per gallon (excluding fuel taxes)	106.35¢	83.02¢	68.90¢
Mainline gallons of aviation fuel consumed (millions)	884	873	972
Mainline number of aircraft in operating fleet at period-end	281	282	280
Mainline full-time equivalent employees at period end	24,628	26,797	30,585

*	Denotes scheduled service only (excludes charter service).

(1)	Operating statistics include free frequent flyer travelers and the related miles they flew. System statistics encompass all wholly owned airline subsidiaries of US Airways Group, including US Airways, Allegheny (through June 2004), Piedmont, PSA, as well as operating and financial results from capacity purchase agreements with Mesa, Chautauqua, Trans States and Midway (through October 2003). Where noted, revenues and expenses associated with US Airways’ capacity purchase arrangements with certain affiliated airlines and US Airways’ regional jet division, MidAtlantic, have been excluded from US Airways’ financial results for purposes of mainline financial statistical calculation and to provide better comparability between periods (see details below).

(2)	Percentage of aircraft seating capacity that is actually utilized (RPMs/ ASMs).

(3)	Passenger transportation revenue divided by RPMs.

(4)	Mainline passenger revenue excludes US Airways Express and MidAtlantic passenger revenue of $1,379 million, $1,208 million, and $1,058 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(5)	Passenger transportation revenue divided by ASMs (a measure of unit revenue).

(6)	Mainline operating revenues divided by ASMs (a measure of unit revenue). Mainline operating revenues exclude US Airways Express and MidAtlantic operating revenues of $1,385 million, $1,214 million and $1,063 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(7)	Total Operating Expenses divided by ASMs (a measure of unit cost).

(8)	Mainline operating expenses exclude US Airways capacity purchases of $1,304 million, $1,145 million, and $1,094 million for the years ended December 31, 2004, 2003 and 2002, respectively, and MidAtlantic operating expenses of $79 million for the year ended December 31, 2004. Operating expenses for each period include unusual items as follows:

•	For the year ended December 31, 2003, operating expenses include an aircraft order penalty of $35 million (0.07¢) and government compensation of $212 million (0.41¢).

•	For the year ended December 31, 2002, operating expenses include aircraft impairment and related charges of $392 million (0.70¢), a benefit on the pension and postretirement curtailment of $90 million (0.16¢), an impairment charge related to capitalized gates at certain airports of $21 million (0.04¢) and a reduction to the involuntary severance accrual of $3 million (0.01¢).

(9)	Includes fuel taxes and transportation charges and excludes service fees.

Liquidity and Capital Resources
      As of December 31, 2004, the Company’s Cash, Cash equivalents and Short-term investments totaled $738 million compared to $1.29 billion as of December 31, 2003. All of the Company’s unrestricted cash constitutes cash collateral under the ATSB Loan.
      The Company requires substantial liquidity in order to meet scheduled debt and lease payments and to finance day-to-day operations. As a result of the recurring losses, decline in available cash, and risk of defaults or cross defaults under certain key financing and operating agreements, the Company filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code on September 12, 2004. The Company has been operating with the use of the ATSB cash collateral since its Chapter 11 filing on September 12, 2004.
      The Company currently estimates its cash balance will continue to decline through the first quarter of 2005. The projected decline in cash is a result of continued net losses during winter months, front-loaded transition costs to achieve a competitive cost structure and approximately $302 million in aircraft debt and lease payments due in the first quarter of 2005. Failure to make debt and lease payments would result in the loss of those aircraft which are essential to the Transformation Plan. The Company projects modest accumulation of cash for several months beginning in the second quarter of 2005. Failure to have continued use of the ATSB cash collateral could necessitate asset sales and layoffs, and result in an inability to continue operating.
      On February 18, 2005, the Company announced that it reached agreement with Eastshore Aviation, LLC, an investment entity owned by Air Wisconsin Airlines Corporation and its shareholders (Air Wisconsin), on a $125 million financing commitment to provide a substantial portion of the equity funding for a plan of reorganization. The $125 million facility will be in the form of a debtor-in-possession term loan, to be drawn in the amount of $75 million, upon approval by Bankruptcy Court, and as early as February 28, 2005, and two subsequent $25 million increments. This loan would be second only to the ATSB Loan with regard to the Company’s assets that are pledged as collateral. Upon emergence from Chapter 11, the $125 million financing package would then convert to equity in the reorganized US Airways Group. As part of this agreement, US Airways and Air Wisconsin will enter into an air services agreement under which Air Wisconsin may, but is not required to, provide regional jet service under a US Airways Express code share arrangement.
ATSB Loan and Cash Collateral Agreement
      As part of its reorganization under the Prior Bankruptcy, US Airways received a $900 million loan guarantee (ATSB Guarantee) under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing (ATSB Loan) that was funded on March 31, 2003. The Company required this loan and related guarantee in order to provide the additional liquidity necessary to carry out its 2003 Plan. US Airways is the primary obligor under the ATSB Loan, which is guaranteed by US Airways Group and each of its other domestic subsidiaries. The ATSB Loan is secured by substantially all of the present and future assets of the Debtors not otherwise encumbered (including certain cash and investment accounts, previously unencumbered aircraft, aircraft engines, spare parts, flight simulators, real property, takeoff and landing slots, ground equipment and accounts receivable), other than certain specified assets, including assets which are subject to other financing agreements. As of December 31, 2004, $718 million was outstanding under the ATSB Loan. The ATSB Loan is reflected as a current liability on the accompanying balance sheet at a book value of $701 million, which is net of $17 million of unamortized discount, and is not subject to compromise. As of December 31, 2004, the Company’s $738 million in unrestricted cash and short-term investments was available to support daily operations, subject to certain conditions and limitations, under the Cash Collateral Agreement described below.
      In connection with the September 12, 2004 Chapter 11 filing, the ATSB and the lenders under the ATSB Loan agreed to authorize the Company to continue to use cash collateral securing the ATSB Loan on an interim basis. Therefore, in lieu of debtor-in-possession financing, the Company has access to the cash collateralizing the ATSB Loan as working capital, subject to certain on-going conditions and limitations. This interim agreement was approved by the Bankruptcy Court on September 13, 2004 as part of the first day motions, and was scheduled to expire on October 15, 2004. The Bankruptcy Court approved two subsequent agreements extending the Company’s ability to use the cash collateral, including an agreement approved on January 13, 2005 extending the Company’s use of cash collateral through June 30, 2005, subject to certain conditions and limitations (the Cash Collateral Agreement). Under the current agreement, the Company may continue to access such cash collateral to support daily operations so long as it maintains an agreed upon minimum amount of cash on hand each week. The amount declines from approximately $500 million at the end of January to $341 million on June 30, 2005, with weekly cash levels permitted as low as $325 million in March 2005. The Company must also maintain and achieve certain cumulative earnings levels during the period, as defined in the agreement. Further, the Company must comply with restrictions on its ability to make capital expenditures. In light of rising fuel prices and continued downward pressure on fares across the industry, there can be no assurance that the Company can comply with the Cash Collateral Agreement.
      The ATSB Loan also contains covenants that limit, among other things, the Company’s ability to pay dividends, make additional corporate investments and acquisitions, enter into mergers and consolidations and modify certain concessions obtained as part of the Prior Bankruptcy. The ATSB Loan contains certain mandatory prepayment events including, among other things, (i) the occurrence of certain asset sales and the issuance of certain debt or equity securities and (ii) the decrease in value of the collateral pledged in respect of the ATSB Loan below specified coverage levels. The amendments discussed below and the Cash Collateral Agreement have not eliminated any of these covenants.
      The ATSB Loan bears interest as follows: (i) 90% of the ATSB Loan (Tranche A) was funded through a participating lender’s commercial paper conduit program and bears interest at a rate equal to the conduit provider’s weighted average cost related to the issuance of certain commercial paper notes and other short-term borrowings plus 0.30%, and (ii) 10% of the ATSB Loan (Tranche B) bears interest at LIBOR plus 4.0%. In addition, US Airways is charged an annual guarantee fee in respect of the ATSB Guarantee currently equal to 4.1% of the ATSB’s guaranteed amount (initially $900 million) under the ATSB Guarantee, with such guarantee fee increasing by ten basis points annually. Due to the Company’s September 2004 bankruptcy filing and subsequent loss of certain regional jet financing, the guarantee fee increased by 2% per annum and the interest rate on Tranche A and Tranche B each increased by an additional 2% and 4% per annum, respectively, for an effective increase in the interest rate on the loan balance of 4 percentage points.
Prior Amendments to the ATSB Loan during 2004
      In March 2004, US Airways and the ATSB amended the financial covenants of the ATSB Loan to provide covenant relief for the measurement periods beginning June 30, 2004 through December 31, 2005. The ratios used in the financial covenants were adjusted and reset to align with the Company’s forecast for 2004 and 2005 as of the date of the amendment, which assumed a return to profitability by 2005. In exchange for this covenant relief and other changes described below, US Airways made a voluntary prepayment of $250 million on March 12, 2004, which reduced, pro rata, all future scheduled principal payments of the ATSB Loan (rather than shortening the remaining life of the loan).
      The March 2004 amendment permitted US Airways to retain, at its election, up to 25% of the net cash proceeds from any asset sale for which definitive documentation would be completed by February 28, 2005, up to a total of $125 million for all asset sales. In addition, the amendment permitted US Airways to accept a third-party secured note as consideration for certain asset sales (including the US Airways Shuttle and wholly owned regional airline assets) as long as specified conditions are met. These conditions include: the note’s amortization schedule will be no more favorable than the ATSB Loan; proceeds from the note will be used to prepay the ATSB Loan; the credit strength of the ATSB Loan will not be adversely affected as measured by specified ratings tests; and the note will be pledged as collateral for the ATSB Loan. Finally, in consideration for the lenders agreeing to amend the provision related to the going concern paragraph in the independent auditor’s report for the Company’s audited financial statements for the year ended December 31, 2003, US Airways agreed to revised covenants relating to minimum required unrestricted cash balances.

      Effective May 21, 2004, US Airways again amended the ATSB Loan to permit use of its regional jets financed by General Electric (GE) as cross collateral for other obligations of US Airways to GE. In consideration for this amendment, US Airways agreed to revised covenants relating to minimum required unrestricted cash balances. In addition, US Airways agreed to give up the right to retain up to 25% of the net cash proceeds from any asset sale, as had been permitted by the March 2004 amendment. US Airways made a prepayment of $5 million in connection with this amendment.
      The ATSB Loan contains financial covenants that must be satisfied by US Airways at the end of each fiscal quarter. US Airways was uncertain as to its ability to satisfy these covenants as of June 30, 2004. Effective June 30, 2004, US Airways and the ATSB amended the ATSB Loan to remove the uncertainty relating to the Company’s ability to satisfy its financial covenant tests for the second quarter of 2004. In consideration for this amendment, the Company agreed to change the loan amortization schedule, by increasing each of the first six principal repayment installments commencing on October 1, 2006 by approximately $16 million, and reducing the last principal repayment installment on October 1, 2009 by $94 million.
      All of the foregoing rights and obligations of the parties relating to the ATSB Loan are subject to the terms of the cash collateral orders entered by the Bankruptcy Court and the terms of the Bankruptcy Code.
General Electric
      GE is the Company’s largest creditor. Together with GEES and other affiliates, GE directly financed or leased a substantial portion of the Company’s aircraft prior to the current Chapter 11 filing. In November 2001, US Airways obtained a $404 million credit facility from GE (2001 GE Credit Facility). The 2001 GE Credit Facility is secured by collateral including 11 A320-family aircraft and 28 spare engines. As discussed below, borrowings under the 2001 GE Credit Facility bear interest rates of LIBOR plus 3.5% and the term of the facility is 2012.
      In addition to the 2001 GE Credit Facility, GE has provided financing or guarantees on 145 of the Company’s current operating aircraft. It also maintains the engines on the Company’s B737-family aircraft, A320-family aircraft, B767 aircraft, EMB-170 aircraft and CRJ-200 aircraft. In connection with its Prior Bankruptcy, the Company reached a settlement with GE that resolved substantially all aircraft, aircraft engine and loan-related issues and the Company obtained additional financing from GE in the form of a liquidity facility of up to $360 million (2003 GE Liquidity Facility). Borrowings under the liquidity facility bear interest at LIBOR plus 4.25%. Every obligation of the Company to GE is generally cross-defaulted to the 2001 GE Credit Facility, the 2003 GE Liquidity Facility, the GE regional jet leases and the GE regional jet mortgage financings. All of the Company’s obligations to GE are generally cross-collateralized and cross-defaulted with all other obligations owned by any Debtor to GECC or any of its affiliates (collectively, the GE Obligations).
      In November 2004, the Company reached a comprehensive agreement with GE and its affiliates as described in the Master Memorandum of Understanding (Master MOU) that was approved by the Bankruptcy Court on December 16, 2004. The Master MOU and the transactions contemplated by the term sheets will provide the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services and operating leases for new regional jets, while preserving the vast majority of US Airways’ mainline fleet owned by GECAS. The key aspects of the Master MOU are as follows: (i) agreements providing for continued use by the Company of certain Airbus, Boeing and regional jet aircraft, and the return to GECC of certain other leased Airbus and Boeing aircraft (the Aircraft Lease Term Sheet); (ii) GECC will provide a bridge facility of up to approximately $56 million for use by the Debtors during the pendency of the Chapter 11 proceedings (the Bridge Facility Term Sheet); (iii) GECC will purchase and immediately leaseback to US Airways (a) the assets securing the 2001 GE Credit Facility and the 2003 GE Liquidity Facility (collectively, the 2001 Credit Facility Assets), and other GE obligations, consisting of 11 Airbus aircraft and 28 spare engines and engine stands, and (b) ten regional jet aircraft currently debt financed by GECC; (iv) the balance of the 2001 GE Credit Facility will be restructured to provide additional liquidity of approximately $10 million, subject to the pledge of certain collateral to secure the 2001 GE Credit Facility; (v) subject to the Company’s satisfaction of certain financial tests and other conditions, GECC will provide lease financing for up to 31 additional regional jet aircraft (the Regional Jet Leasing Term Sheet); (vi) certain of US Airways’ engine maintenance agreements with GEES will be modified and assumed; and (viii) upon emergence from bankruptcy, convertible notes of the reorganized US Airways will be issued to GECC in the aggregate principal amount of $125 million (the Convertible Note Term Sheet).
      The Bridge Facility Term Sheet provides for a loan facility of up to $56 million made available by GECC to the Debtors in a series of drawdowns commencing on December 20, 2004, and ending on or before June 30, 2005 (the Bridge Facility). The Company and GECC entered into the Bridge Facility on December 20, 2004, at which time $20 million was drawn down under the facility. Interest on the Bridge Facility accrues at the rate of LIBOR plus 4.25% and will be payable in cash or in kind at the option of the Debtors. The Bridge Facility matures on the date the Company emerges from Chapter 11 and will be satisfied by the issuance of Convertible Notes described below. The Bridge Facility is cross-collateralized and cross-defaulted with all other GE obligations owed by any Debtor to GECC or any of its affiliates and will be granted status as an administrative expense claim with priority over all other administrative claims other than for aircraft financing deferrals, which are pari passu, and subordinate only to (i) the super-priority administrative expense claim of the ATSB and the ATSB Lenders as defined and provided for in the Cash Collateral Agreement (ii) postpetition wages and benefits, and (iii) any other new money debtor-in-possession financing.
      The 2001 GE Credit Facility will be amended to, among other things: (i) provide the Debtors with an additional $10 million of liquidity upon consummation of the sale-leaseback of the 2001 GE Credit Facility Assets and CRJ Mortgaged Assets (defined below), (ii) after the prepayment of the loan balance outstanding under the 2001 GE Credit Facility made in connection with the sale-leaseback of the 2001 GE Credit Facility Assets and CRJ Mortgaged Assets, as described below, revise the amortization schedule so that the remaining principal of the loan begins amortizing over a period of eight quarters following the Debtors’ emergence from bankruptcy (the Remaining Term), (iii) provide that the interest rate will be LIBOR plus 4.25% for the Remaining Term, and (iv) provide that the loan will be secured with a third lien position on three CRJ-700 aircraft (subject to first and second lien positions and conditioned upon consent of such senior lien holders pursuant to an inter-creditor agreement reasonably acceptable to GECC), a second lien position on one CRJ-700 aircraft (subject to first lien position and conditioned upon consent of such senior lien holders pursuant to an inter-creditor agreement reasonably acceptable to GECC) and a first lien position on one CF34 spare engine owned by US Airways, with the aggregate of any senior liens on such collateral not to exceed $62 million. The amendments to the 2001 GE Credit Facility do not constitute an assumption thereof, but it is anticipated that in connection with a plan of reorganization, the 2001 GE Credit Facility, as amended, will be reinstated.
      The Aircraft Lease Term Sheet sets forth a comprehensive agreement regarding the treatment of GECC-owned and mortgaged aircraft pursuant to Section 1110 of the Bankruptcy Code. The Debtors and GECC have agreed to subject certain of such aircraft to consensual Section 1110(a) agreements providing for continued use of such aircraft so long as the Company complies with the terms of such agreements. In certain cases, the Debtors and GECC have agreed to amend prepetition agreements. Except as set forth in the Master MOU or the Term Sheets attached to the Master MOU, the Section 1110(a) agreements and any related amendments will not constitute an assumption of any related underlying agreements, and no such agreement will constitute a postpetition contract for purposes of, among other things, Sections 365, 503 and 507 of the Bankruptcy Code, but will be subject to the Debtors’ obligations under Section 1110 of the Bankruptcy Code. After emergence from bankruptcy, US Airways will have an option to restructure the monthly rental obligations of certain additional B737-400 leases following the issuance of the Convertible Notes described below, for cash or additional convertible notes of equal market value.
      Subject to the swap of three aircraft contemplated by the Aircraft Lease Term Sheet, GECC will purchase the two A319 aircraft, the four A320 aircraft, the five A321 aircraft, the 14 CFM56-5B spare engines, the 14 CFM56-3B spare engines, and certain engine stands that currently secure the 2001 GE Credit Facility and the 2003 GE Liquidity Facility, together with the nine CRJ-200s and one CRJ-700 aircraft currently mortgage debt financed by GECC (collectively, the CRJ Mortgaged Assets) for a total purchase price of approximately $640 million, subject to adjustment, at which time the 2001 Credit Facility Assets and the CRJ Mortgaged Assets will be leased back to US Airways under operating leases having an initial lease term expiring on the earlier of the Debtors’ emergence from Chapter 11 or June 30, 2005. The sale proceeds will be applied to repay (in order) the 2003 GE Liquidity Facility in full, the GECC mortgage-debt financed CRJ aircraft in full, and a portion of the 2001 GE Credit Facility, leaving a balance thereon of approximately $15 million, subject to adjustment, before the $10 million additional drawdown on the 2001 GE Credit Facility contemplated above. The operating leases may be extended upon the Debtors’ emergence from bankruptcy, will be cross-defaulted with all other GE Obligations (other than certain excepted obligations), and will be subject to return conditions to be agreed upon by the parties.
      The Debtors and the GE entities have reached an agreement with respect to five engine repair and maintenance agreements, and certain other matters. This agreement includes, among other things, the agreement of US Airways to assume three of such agreements of GEES and certain of its affiliates to: (i) forgive and release US Airways from certain prepetition obligations, (ii) defer certain payment obligations arising under such agreements, (iii) extend one maintenance agreement, (iv) continue certain existing deferrals, and (v) determine the treatment of certain removal charges.
      Pursuant to the Convertible Note Term Sheet, the Debtors have agreed that upon emergence from Chapter 11, as partial consideration for entering into the Master MOU, an affiliate of GECC will receive convertible notes of the reorganized US Airways in the aggregate principal amount of $125 million (Convertible Notes). The Convertible Notes will be convertible at any time, at the holders’ election, into shares of common stock of the reorganized Company (New Common Stock) at a conversion price equal to the product of (x) 140%-150% (at US Airways’ option) and (y) the average closing price of the New Common Stock for the sixty consecutive trading days following US Airways’ emergence from bankruptcy and the listing of the New Common Stock on NASDAQ or a national stock exchange. The Convertible Notes will bear interest at a rate to be determined no later than thirty days prior to the Debtors’ scheduled date of emergence from bankruptcy and interest will be payable semi-annually, in arrears, and will mature in 2020. US Airways will be permitted to redeem some or all of the Convertible Notes at any time on or after the fifth anniversary of the issuance of such notes, at a redemption price payable in cash or, subject to certain conditions, New Common Stock. Holders of the Convertible Notes may require US Airways to repurchase all or a portion of their Convertible Notes on the fifth and tenth anniversary of the issuance of such notes at 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest to the date of repurchase, payable, at US Airways election, in cash or New Common Stock. The Convertible Notes will be senior unsecured obligations and will rank equally in right of payment with all existing and future unsecured senior obligations of the reorganized US Airways. The Convertible Notes will be guaranteed by the parent holding company of the reorganized US Airways.
Regional Jet Financing
      The 2003 Plan sought to boost revenue and enhance competitiveness through the increased use of regional jets. Regional jets are faster, quieter and more comfortable than turboprops and are generally preferred by customers over turboprops. In May 2003, the Company entered into agreements to purchase a total of 170 regional jets from Bombardier and Embraer. The Company had previously secured financing commitments from GE and from the respective airframe manufacturers for approximately 85% to 90% of these jets. These commitments were subject to certain credit or financial tests, as well as customary conditions precedent.
      Despite the Company’s failure to meet one of the applicable credit standards as of May 5, 2004, the Company reached agreements with GE, Embraer and Bombardier for continued financing of regional jet deliveries through September 30, 2004. As part of the agreement reached with Bombardier, the Company converted 23 CRJ-200 deliveries (50-seat regional jets) to CRJ-700 deliveries (70-seat regional jets) and retained the right to convert some or all of the CRJ-700 deliveries to CRJ-900 deliveries (90-seat regional jets). US Airways agreed to refinance with third parties four aircraft originally financed by Bombardier. DVB Bank AG provided US Airways with 18 month bridge financing for two aircraft, with the objective of arranging long-term market financing for these aircraft upon successful implementation of the Company’s Transformation Plan.
      GE’s financing commitment with respect to regional jets through September 30, 2004 was also conditioned on US Airways gaining permission under its ATSB Loan to use its regional jets mortgage financed by GE as cross-collateral for other obligations of US Airways to GE. On May 21, 2004, the Company amended the ATSB Loan to allow this cross-collateralization. At the same time GE waived the application of the credit rating condition precedent for regional jet financing through September 30, 2004, thus securing the continued financing support from GE through September 2004.
      As a result of the September 12, 2004 Chapter 11 filing, the Company failed to meet the conditions precedent for continued financing of regional jets and temporarily ceased taking delivery of new regional jet aircraft. As a result, the Company incurred aircraft order cancellation penalties of $7 million in the fourth quarter of 2004. These penalties were offset against purchase deposits held by the aircraft manufacturers.
      Pursuant to the Regional Jet Leasing Term Sheet, GECC or its affiliates will provide leases for up to 31 regional jet aircraft. The aircraft to be leased will consist of 70- to 100-seat regional jet aircraft manufactured by Bombardier and/or Embraer in a mix and subject to such other terms to be agreed mutually by GECC and US Airways. During the first quarter of 2005, GECC will lease six CRJ-700s to US Airways with terms expiring on the earlier of the Debtors’ emergence from Chapter 11 and June 30, 2005. These leases may be extended upon the Debtors’ emergence from Chapter 11. To effectuate the contemplated regional jet leasing, US Airways and GECC agreed to reinstate that portion of the RJ Lease Transaction and Debt Financing Agreement, dated as of December 18, 2003 (RJ Lease Agreement), pursuant to which GECC has agreed to provide single investor lease transactions (provided that the obligations under the reinstated RJ Lease Agreement will not be afforded administrative expense status), subject to additional terms and conditions.
      In December 2004, the Company reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the Bankruptcy Court in January 2005. Pursuant to the agreement reached with Embraer, the Company purchased and took delivery of three ERJ-170 aircraft in January 2005 and committed to purchase and take delivery of three additional ERJ-170 aircraft by March 31, 2005. The purchase of the three ERJ-170s delivered in January 2005 was financed by Embraer through a mortgage loan facility and the application of $17 million of existing purchase deposits held by Embraer. Additionally, $12 million of purchase deposits held by Embraer will be used to fund an Embraer loan reserve. Embraer shall apply the reserve funds in the amounts and on the dates as and when payments are due under the Embraer loans during the period from October 1, 2004 through July 31, 2005 in full satisfaction of the Company’s payment obligations with respect to such Embraer loans during such period. Upon delivery of the first three ERJ-170s, which occurred in January 2005, unless the Company assumes the Embraer aircraft purchase agreement pursuant to Section 365 of the Bankruptcy Code, no further obligations arise on the part of the Company or Embraer with respect to the purchase and delivery of any aircraft, other than those obligations that arise from or are related to the purchase and delivery of the final three ERJ-170s in March 2005. Embraer and the Company have agreed to negotiate a new delivery schedule upon the Company’s assumption of the Embraer aircraft purchase agreement or upon the occurrence of certain other events.
      In the event that the Company fails to take delivery by March 31, 2005 of the remaining three ERJ-170 aircraft, damages will accrue on account of the Company’s failure to take delivery of such aircraft from and after April 1, 2005 at the rate of $162,795 per month per aircraft until the later of (i) 30 days after the Company emerges from the current Chapter 11 proceedings and (ii) July 31, 2005, at which time Embraer’s obligation to deliver such aircraft will terminate and its damages with respect to such undelivered aircraft may be as much as $10 million (rather than at the rate of $162,795 per month), with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages.
      Under the agreement reached with Bombardier, the Company acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank. Additionally, $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. So long as the Company continues to operate under the protection of Chapter 11 in compliance with the Bankruptcy Code, no obligations will arise on the part of the Company or Bombardier with respect to the purchase and delivery of any aircraft.
      As of December 31, 2004, the aircraft manufacturers held purchase deposits of $138 million related to the acquisition of aircraft.
Other
      US Airways relies heavily on credit card processing for its sales, and utilizes credit card issuers and third-party service providers to process credit card transactions under agreements which require the Company to provide cash collateral and to comply with certain other financial and nonfinancial requirements. If US Airways fails to meet any such conditions, these issuers and providers can require additional cash collateral and, under certain circumstances, terminate such credit card processing agreements. The termination of credit card agreements would have a material adverse affect on US Airways’ financial condition and results of operations.
      During the second quarter of 2004, US Airways amended its agreement with American Express Travel Related Services Company, Inc. (American Express). The new agreement has been extended to December 31, 2006 and provides for additional cash collateral to reduce the exposure borne by American Express against potential customer liabilities relating to unflown tickets purchased by customers using the American Express card. The agreement required additional cash collateral in the event that US Airways’ regional jet financing programs were terminated or if the Company failed to demonstrate by September 30, 2004 its ability to successfully implement its Transformation Plan. This amendment effectively aligned the American Express agreement with the arrangements in place for certain other credit card processors. As the result of the Company’s financial position and various triggers in the American Express agreement, the Company deposited an additional $64 million in cash collateral during the third quarter of 2004.
Statements of Cash Flow Discussion
      As discussed in “Results of Operations” above, the Successor Company’s financial statements are not comparable with the Predecessor Company’s financial statements. However, for purposes of discussion of liquidity and capital resources, 2004 has been compared to the full year 2003 as included, in part, in the Company’s Statements of Cash Flows.
      For 2004, the Company’s operating activities before reorganization items used net cash of $89 million, compared to 2003, which used net cash of $77 million. Included in 2003 cash flows from operating activities is $218 million received from TSA in connection with the Emergency Wartime Act. Cash flows from operating activities for 2004 were favorably impacted by an increase in accounts payable and other accrued expenses as a result of the Chapter 11 filing in September 2004, as the Company received liquidity protection under the automatic stay provisions of the Bankruptcy Code related to prepetition liabilities. Cash flows from operating activities were also favorably impacted for this reason during the Prior Bankruptcy for the period from August 2002 to March 2003. Cash flows for all periods have been adversely affected by the same factors that adversely affected financial results, as discussed in “Results of Operations,” including reductions in unit revenue and significant increases in fuel prices.
      For 2004, net cash provided by investing activities was $83 million. Investing activities include a $358 million decrease in short term investments, reflecting a shift to cash and cash equivalents, and an increase in restricted cash of $76 million. The increase in restricted cash in 2004 and 2003 reflects the additional cash collateral deposits required by the Company’s credit card processors, letters of credit and trust accounts described below, partially offset by the decline in cash collateral required for fuel hedging. Capital expenditures and net equipment purchase deposit activity in 2004 of $217 million reflect the early return of aircraft purchase deposits by an aircraft manufacturer of $31 million in the first quarter of 2004.
      For 2003, net cash used for investing activities was $511 million. Investing activities included cash outflows of $215 million related to capital expenditures, including $174 million for purchase deposits on future regional jet aircraft deliveries and payments made in connection with the delivery of two regional jets with the balance related to rotables, ground equipment and miscellaneous assets. The increase in short-term investments in 2003 reflects activity intended to increase the returns on the Company’s higher cash balances. Other investing activity in 2003 also reflects $24 million in proceeds received related to the sale of the Company’s investment in Hotwire, Inc.
      For 2002, net cash provided by investing activities was $22 million. Investing activities included cash outflows of $146 million related to capital expenditures. Capital expenditures included $106 million for three A321 aircraft (two other A321s were purchased in noncash transactions) with the balance related to rotables, ground equipment and miscellaneous assets. Proceeds from disposition of property includes, among other things, proceeds related to surplus aircraft and related parts. During the first quarter of 2002, US Airways sold 97 surplus DC-9, B737-200 and MD-80 aircraft. The increase in short-term investments reflects proceeds from the sale of short-term investments.
      The Company, in the ordinary course of business, withholds from employees and collects from passengers funds that are required to be paid to applicable governmental authorities, which funds include withholding for payroll taxes, transportation excise taxes, passenger facility charges, transportation security charges and other related fees. During the second quarter of 2002, the Company established trusts to fund these obligations. The initial funding (which totaled approximately $201 million) and the net cash flows of the trusts are reflected in Decrease (increase) in restricted cash on the Company’s Consolidated Statements of Cash Flows. The funds in the trust accounts, which totaled $138 million and $164 million as of December 31, 2004 and 2003, respectively, are classified as Restricted cash on the Company’s Consolidated Balance Sheets, including $99 million and $124 million in current Restricted cash and $39 million and $39 million in noncurrent Restricted cash, respectively.
      The Company used $185 million in cash for financing activities in 2004. Principal payments on debt and capital lease obligations of $425 million include $255 million of prepayments made in connection with amendments to the ATSB Loan in March and May 2004. The financing activities in 2003 were significantly impacted by the Company’s emergence from the Prior Bankruptcy in March 2003.
      Net cash provided by financing activities during 2003 was $1.02 billion. US Airways received proceeds of $1 billion from the ATSB Loan. Additionally, prior to emergence from Chapter 11 the Company borrowed $69 million under a debtor-in-possession facility provided by RSA (RSA DIP Facility) and $62 million under a debtor-in-possession liquidity facility provided by General Electric (GE DIP Facility). The Company borrowed $114 million under an exit liquidity facility provided by GE and $20 million under a credit facility provided by GE. The Company also received proceeds of $240 million in connection with the RSA Investment Agreement and $34 million related to a private placement offering (see below). The Company used a portion of the proceeds it received in connection with its emergence from Chapter 11 to repay $369 million that was then outstanding under the RSA DIP Facility (including the $69 million discussed above) on March 31, 2003. The Company also used a portion of the proceeds to repay the $62 million then outstanding under the GE DIP Facility. The Company also made principal payments of debt of $85 million, including a $24 million required prepayment on the ATSB Loan related to the sale of its investment in Hotwire, Inc.
      Net cash provided by financing activities during 2002 was $334 million. US Airways received proceeds of $116 million from the mortgage financing of three A321 aircraft (two other A321s were financed in noncash transactions). Additionally, US Airways received proceeds of $33 million with the private placement of pass through certificates that partially financed five previously delivered A330 aircraft and $18 million from an engine manufacturer credit facility. The Company also borrowed $300 million under the RSA DIP Facility and $75 million under a senior secured debtor-in-possession financing facility provided by Credit Suisse First Boston, Cayman Islands Branch, and Bank of America, N.A., with participation from the Texas Pacific Group (Original DIP facility). The Company used a portion of the RSA DIP Facility funds to repay the full $75 million that was then outstanding under the Original DIP Facility. Prior to the 2002 bankruptcy filing, the Company made scheduled principal repayments of debt in the amount of $77 million. Subsequent to the 2002 bankruptcy filing, the Company made principal repayments of debt of $56 million, including $38 million to the engine manufacturer credit facility.
      The Company sold 4,679,000 shares of its Class A Common Stock at a price of $7.34 per share before transaction fees during August 2003 in a private placement transaction with Aviation Acquisition L.L.C., Goldman, Sachs and Co. and OCM Principal Opportunities Fund II, L.P. These shares related to Class A Common Stock retained by US Airways Group from those shares allocated to employees pursuant to the 2003 Plan and vested at July 31, 2003. The retained shares represented the employee tax withholding obligation with respect to the vested portion of the restricted stock grants. The amount of withholding was determined on the basis of a price of $7.34 per Class A common share and applicable federal, state, and local taxes. The net proceeds received by the Company were $34 million related to this transaction and offset the Company’s remittance to taxing authorities.
Contractual Obligations
      The following table provides detail of the Company’s future cash contractual obligations as of December 31, 2004, including classification of the ATSB Loan as current and without regard to liabilities subject to compromise (dollars in millions).

	Payments Due by Period

	2005	2006	2007	2008	2009	Thereafter	Total

Debt and capital lease obligations(1)	$863	$159	$145	$143	$147	$1,868	$3,325
Operating lease commitments(2)	878	774	707	629	554	4,169	7,711
Aircraft purchase commitments(3)(4)	221	15	57	622	792	232	1,939
Regional jet capacity purchase agreements	257	262	268	266	202	266	1,521

Total	$2,219	$1,210	$1,177	$1,660	$1,695	$6,535	$14,496

(1)	Excludes related interest amounts.

(2)	Includes aircraft obligations financed under enhanced equipment trust certificates.

(3)	As long as the Company operates under the protection of Chapter 11 in compliance with the Bankruptcy Code and unless the Company assumes the aircraft purchase agreements pursuant to Section 365 of the Bankruptcy Code, neither the Company nor the aircraft manufacturers have any obligation in respect to the purchase or delivery of regional jet aircraft beyond the commitments for deliveries in the first quarter of 2005 discussed below.

(4)	The minimum determinable payments associated with these acquisition agreements for all firm-order aircraft include progress payments, payments at delivery, spares, capitalized interest and nonrefundable deposits.
     As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order scheduled for delivery in the years 2007 through 2009. US Airways Group also had ten A330-200 aircraft on firm order scheduled for delivery in the years 2007 through 2009. On February 3, 2005, the Bankruptcy Court approved the Company’s agreement with Airbus providing for, among other things, delivery of the 19 A320-family aircraft in years 2008 through 2010, and delivery of the ten A330-200 aircraft in years 2008 through 2009.
      The Company acquired three new Embraer ERJ-170 aircraft in January 2005 and has firm orders for three additional ERJ-170 aircraft scheduled to be delivered by March 31, 2005. The Company also acquired three new CRJ-700 aircraft in January 2005.
      As a result of regional jet aircraft acquisitions, the Company believes it is probable that it will not take delivery of certain previously ordered narrow-body aircraft and recorded an accrual of $35 million for related penalties during the three months ended June 30, 2003. In the event that the Company fails to take delivery by March 31, 2005 of the remaining three ERJ-170 aircraft, damages will accrue on account of the Company’s failure to take delivery of such aircraft from and after April 1, 2005 at the rate of $162,795 per month per aircraft until the later of (i) 30 days after the Company emerges from the current Chapter 11 proceedings and (ii) July 31, 2005, at which time Embraer’s obligation to deliver such aircraft will terminate and its damages with respect to such undelivered aircraft may be as much as $10 million rather than at the rate of $162,795 per month), with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages.
Off-Balance Sheet Arrangements
      An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.
      The Company has no off-balance sheet arrangements of the types described in the first three categories that it believes may have a material current or future effect on its financial condition, liquidity or results of operations. Certain guarantees that the Company does not expect to have a material current or future effect on its financial condition, liquidity or results of operations are disclosed in Note 7(e) to the Financial Statements included in Item 8 of this report.
      The Company does have obligations arising out of variable interests in unconsolidated entities. In 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) which addresses the accounting for these variable interests. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE. The adoption of FIN 46 did not materially affect the Company’s financial statements. In reaching this conclusion, the Company identified certain lease arrangements that were within the scope of FIN 46. This included a review of 62 aircraft operating leases for which the Company was the lessee and a pass through trust established specifically to purchase, finance and lease the aircraft to the Company served as lessor. These trusts, which issue certificates (also known as Enhanced Equipment Trust Certificates or EETC), allow the Company to raise the financing for several aircraft at one time and place such funds in escrow pending the purchase or delivery of the relevant aircraft. The trusts are also structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financing to the Company. Each of these leases contains a fixed-price purchase option that allows the Company to purchase the aircraft at predetermined prices on specified dates during the latter part of the lease term. However, the Company does not guarantee the residual value of the aircraft, and the Company does not believe it is the primary beneficiary under these lease arrangements based upon its cash flow analysis.
      The Company also reviewed long-term operating leases at a number of airports, including leases where the Company is also the guarantor of the underlying debt. Such leases are typically with municipalities or other governmental entities. FIN 46, as revised in December 2003, provided a scope exception that generally precludes the consolidation of governmental organizations or financing entities established by a governmental organization. The Company believes that its arrangements meet the scope exception.
Critical Accounting Policies
      The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s Financial Statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. The Company has identified the following critical accounting policies that impact the preparation of its financial statements. See also Note 2, Summary of Significant Accounting Policies, for additional discussion of the application of these estimates and other accounting policies.
Impairment of Goodwill
      Effective January 1, 2002 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires management to make judgments about the fair value of the reporting unit to determine whether goodwill is impaired. The reporting unit is US Airways Group. The Company believes that this accounting estimate is a “critical accounting estimate” because: (1) goodwill is a significant asset and (2) the impact that recognizing an impairment would have on the assets reported on the Consolidated Balance Sheet, as well as the Consolidated Statement of Operations, could be material. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses the fair value of the reporting unit considering both the income approach and market approach. Under the market approach, the fair value of the reporting unit is based on quoted market prices and the number of shares outstanding for US Airways Group common stock. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors including estimates of future market growth trends, forecasted revenues and expenses, expected periods the assets will be utilized, appropriate discount rates and other variables. The Company bases its estimates on assumptions that it believes to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. The Company concluded that the fair value of the reporting unit was in excess of the carrying value and therefore not impaired during 2004. Cash flow projections for the Company’s 2004 test were prepared on a going-concern basis. Additionally, in the third and fourth quarters of 2004, the carrying value of the Company’s net assets was less than zero. See Note 2(g) to the Financial Statements for details regarding past goodwill impairment tests.
Impairment of Long-Lived Assets and Intangible Assets
      The Company assesses the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include the following: significant changes in the manner of use of the assets; significant underperformance relative to historical or projected future operating results; or significant negative industry or economic trends. The Company determines that an impairment has occurred when the future undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Cash flow estimates are based on historical results adjusted to reflect the Company’s best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Estimates of fair value represent the Company’s best estimate based on appraisals, industry trends and reference to market rates and transactions. Changes in industry capacity and demand for air transportation can significantly impact the fair value of aircraft and related assets. The Company recorded an aircraft impairment charge of $392 million in 2002. See “Description of Unusual Items” above for details regarding this impairment charge.
Passenger Revenue Recognition
      The Company recognizes passenger transportation revenue and related commission expense when transportation is rendered. Passenger ticket sales collected prior to the transportation taking place are reflected in Traffic balances payable and unused tickets on the Balance Sheet. Due to various factors including refunds, exchanges, unused tickets and transactions involving other carriers, certain amounts are recorded based on estimates. These estimates are based upon historical experience and have been consistently applied to record revenue. The Company routinely performs evaluations of the liability that may result in adjustments which are recognized as a component of Passenger transportation revenue. Actual refund, exchange and expiration activity may vary from estimated amounts. The Company has experienced changes in customer travel patterns resulting from various factors, including new airport security measures, concerns about further terrorist attacks and an uncertain economy, resulting in more forfeited tickets and fewer refunds. Therefore, during the fourth quarter of 2003, a $34 million favorable adjustment was made to Passenger transportation revenue to reflect an increase in expired tickets.
Frequent Traveler Program
      US Airways’ Dividend Miles frequent traveler program awards miles to passengers who fly on US Airways, US Airways Express, Star Alliance carriers and certain other airlines that participate in the program. US Airways also sells mileage credits to participating airline partners and non-airline business partners. The Company has an obligation to provide this future travel and has therefore recognized an expense and recorded a liability for mileage awards to passengers redeeming on US Airways or an airline partner. Outstanding miles may be redeemed for travel on any airline that participates in the program, in which case US Airways pays a designated amount to the transporting carrier.
      Members may not reach the threshold necessary for a free ticket and outstanding miles may not be redeemed for free travel. Therefore, the Company estimates how many miles will never be used for an award and excludes those miles from the estimate of the liability. A portion of the mileage credits of Dividend Miles participants who have excessive balances are also excluded from the liability. Estimates are also made for the number of miles that will be used per award and the number of awards that will be redeemed on partner airlines. These estimates are based upon past customer behavior. Estimated future travel awards for travel on US Airways are valued at the estimated average incremental cost of carrying one additional passenger. Incremental costs include unit costs for passenger food, beverages and supplies, credit card fees, fuel, communications, insurance and denied boarding compensation. No profit or overhead margin is included in the accrual for incremental costs. For travel awards on partner airlines, the liability is based upon the gross payment to be paid to the other airline for redemption on the other airline. A change to these costs estimates, actual redemption activity or award redemption level could have a significant impact on the liability in the year of change as well as future years. Incremental changes in the liability resulting from participants earning or redeeming mileage credits or changes in assumptions used for the related calculations are recorded as part of the regular review process.
      As of December 31, 2004 and 2003, Dividend Miles participants had accumulated mileage credits for approximately 4.0 million and 6.3 million awards, respectively. The reduction in estimated awards from 2003 to 2004 is a result of changes in the program and related assumptions, including the increase in redemptions on partner airlines. Because US Airways expects that some potential awards will never be redeemed, the calculation of the frequent traveler liability is based on approximately 80% of potential awards. The liability for the future travel awards was $73 million and $85 million as of December 31, 2004 and 2003, respectively.
      The number of awards redeemed for free travel during the years ending December 31, 2004, 2003 and 2002 was approximately 1.5 million, 1.2 million and 1.3 million, respectively, representing approximately 8% of US Airways’ RPMs in each of those years. These low percentages as well as the use of certain inventory management techniques minimize the displacement of revenue passengers by passengers traveling on Dividend Miles award tickets. In addition to the awards issued for travel on US Airways, approximately 20% of the total awards redeemed in 2004 were for travel on partner airlines.
      US Airways defers a portion of the revenue from the sale of mileage credits to participating airline and non-airline partners. The deferred revenue is recognized over the period in which the credits are expected to be redeemed for travel. A change to either the period over which the credits are used or the estimated fair value of credits sold could have a significant impact on revenue in the year of change as well as future years.

Pensions and Other Postretirement Benefits
      The Company accounts for its defined benefit pension plans using Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions” (SFAS 87) and its other postretirement benefit plans using Statement of Financial Accounting Standards No. 106, “Employer’s Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Under both SFAS 87 and SFAS 106, expense is recognized on an accrual basis over employees’ approximate service periods. Expenses calculated under SFAS 87 and SFAS 106 are generally independent of funding decisions or requirements. Exclusive of fresh-start charges, curtailment and settlement items, the Company recognized defined benefit pension plan expense of $66 million, $52 million, $50 million, and $326 million for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, respectively, and other postretirement benefit expense of $105 million, $96 million, $36 million, and $145 million for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, respectively.
      On November 12, 2004, US Airways filed a motion requesting a determination from the Bankruptcy Court that US Airways satisfied the financial requirements for a “distress termination” of the three mainline defined benefit plans under section 4041(c)(2)(B)(ii)(IV) of ERISA, and approval of each such plan’s termination. These plans were projected to have benefit obligations and plan assets aggregating $2.7 billion and $1.7 billion, respectively, as of September 30, 2004, the most recent valuation date. On January 6, 2005, the Bankruptcy Court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA Plan and the IAM Plan were terminated effective January 10, 2005, by agreement between the PBGC and US Airways. The CE Plan was terminated effective January 17, 2005, by agreement between the PBGC and US Airways. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      During hearings in late 2004 and January 2005, the Bankruptcy Court approved various settlement agreements between US Airways and its unions, and between the Company and the court-appointed Section 1114 Committee (representing retirees other than those represented by the IAM) to begin the significant curtailments of the Company’s other postretirement benefits. The Company’s unfunded obligations for these benefits aggregated $1.4 billion as of September 30, 2004, the most recent valuation date.
Fresh-start Reporting
      In accordance with SOP 90-7, the Company adopted fresh-start reporting upon emergence from the Prior Bankruptcy. Accordingly, the Company valued its assets, liabilities and equity at fair value. The excess of the reorganization value over tangible assets and identifiable intangible assets has been reflected as Goodwill on the Balance Sheet. Estimates of fair value represent the Company’s best estimate based on independent appraisals and valuations and, where the foregoing are not available, industry trends and by reference to market rates and transactions. The Company’s fresh-start equity value of $438 million at March 31, 2003 was determined with the assistance of financial advisors. The estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the control of the Company. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially. See Note 13 to the Financial Statements for further detail related to the fresh-start fair value adjustments.
Recent Accounting and Reporting Developments
      In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue 03-1-1, Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. The Company continues to assess the potential impact that the adoption of the proposed FSP could have on its financial statements.

      In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs” (SFAS 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 will be effective for inventory costs incurred beginning January 1, 2006. The Company does not believe the adoption of SFAS 151 will have a material impact on its financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (SFAS 153), which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 will be effective for nonmonetary asset exchanges occurring after July 1, 2005. The Company is currently evaluating the impact of SFAS 153 on its financial statements.
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)), which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under Accounting Principle Board Opinion No. 25. SFAS 123(R) will be effective for the Company’s interim reporting period beginning July 1, 2005. The Company previously adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” upon emergence from the Prior Bankruptcy on March 31, 2003. Accordingly, the Company believes SFAS 123(R) will not have a material impact on its financial statements.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk
      The Company’s primary market risk exposures include commodity price risk (i.e., the price paid to obtain aviation fuel), interest rate risk and equity price risk. The potential impact of adverse increases in the aforementioned risks and general strategies employed by the Company to manage such risks are discussed below. The risks identified below are consistent from year to year.
      The following sensitivity analyses do not consider the effects that an adverse change may have on the overall economy nor do they consider additional actions the Company may take to mitigate its exposure to such changes. Actual results of changes in prices or rates may differ materially from the following hypothetical results.
Commodity Price Risk
      Aviation fuel is typically the Company’s second largest expense. Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of the Company’s control. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, can be unpredictable. Prices may be affected by many factors, including: the impact of political instability on crude production, especially in Russia and OPEC countries; unexpected changes to the availability of petroleum products due to disruptions in distribution systems or refineries; unpredicted increases to oil demand due to weather or the pace of economic growth; inventory levels of crude, refined products and natural gas; and other factors, such as the relative fluctuation between the U.S. dollar and other major currencies and influence of speculative positions on the futures exchanges. Because the operations of the Company’s airline subsidiaries are dependent upon aviation fuel, increases in aviation fuel costs could materially and adversely affect the Company’s liquidity, results of operations and financial condition.
      The Company utilizes financial derivatives, including fixed price swap agreements, collar structures and other similar instruments, to manage some of the risk associated with changes in aviation fuel prices. As of December 31, 2004, the Company had no open fuel hedge positions in place, but will recognize approximately $2 million per month for previously liquidated hedges representing approximately 4% of its 2005 anticipated jet fuel requirements. The Company had $22 million of unrealized gains related to fuel hedge positions recorded in Accumulated other comprehensive loss, net of income tax effect on its Consolidated Balance Sheet as of December 31, 2004.
Interest Rate Risk
      Exposure to interest rate risk relates primarily to the Company’s cash equivalents and short-term investments portfolios and debt obligations. As of December 31, 2004 and 2003, the Company had $1.63 billion and $1.53 billion of variable-rate debt outstanding, respectively. Assuming a hypothetical 10% increase in average interest rates during 2005 as compared to 2004, interest expense would increase by $8 million. Additional information regarding the Company’s debt obligations as of December 31, 2004 is as follows (dollars in millions):

	Expected Maturity Date

	2005	2006	2007	2008	2009	Thereafter	Total

Fixed-rate debt	$66	$80	$86	$83	$87	$1,296	$1,698
Weighted avg. interest rate	7.1%	7.2%	7.2%	7.3%	7.3%	6.6%
Variable-rate debt	$797	$79	$59	$60	$60	$572	$1,627
Weighted avg. interest rate	9.8%	5.4%	5.2%	5.2%	5.2%	4.5%
      As a result of the Company’s Chapter 11 filing, the fair value of the debt outstanding could not be reasonably determined as of December 31, 2004.
      As noted in “Contractual Obligations” above, US Airways Group has future aircraft purchase commitments of $1.93 billion. It expects to lease or mortgage a majority of those commitments. Changes in interest rates will impact the cost of such financings.
Equity Price Risk
      US Airways holds Sabre Holdings Corporation (Sabre) stock options that have a fair value and carrying value of $10 million as of December 31, 2004. Fair value is computed using the Black-Scholes stock option pricing model. A hypothetical ten percent decrease in the December 31, 2004 value of the Sabre stock price would decrease the fair value of the stock options by $2 million. See Note 3(b) to the Company’s Notes to Consolidated Financial Statements for information related to the fair value of these options.

Item 8. Consolidated Financial Statements of US Airways Group

Management’s Annual Report on Internal Control over Financial Reporting
      Management of US Airways Group, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
      Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2004.
      The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. That report has been included herein.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
US Airways Group, Inc.:
      We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting that US Airways Group, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by COSO.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of US Airways Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2004 and the nine months ended December 31, 2003 for the Successor Company and the three months ended March 31, 2003 and the year ended December 31, 2002 for the Predecessor Company and our report dated February 25, 2005 expressed an unqualified opinion on those financial statements. Our report included an explanatory paragraph that states that the Company’s significant recurring losses, accumulated deficit and voluntary petition seeking to reorganize under Chapter 11 of the federal bankruptcy laws raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
KPMG LLP
McLean, Virginia
February 25, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
US Airways Group, Inc.:
      We have audited the accompanying consolidated balance sheets of US Airways Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2004 and the nine months ended December 31, 2003 for the Successor Company and the three months ended March 31, 2003 and the year ended December 31, 2002 for the Predecessor Company. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of US Airways Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and nine months ended December 31, 2003 for the Successor Company and the three months ended March 31, 2003 and the year ended December 31, 2002 for the Predecessor Company, in conformity with U.S. generally accepted accounting principles.
      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant recurring losses from operations, has an accumulated deficit and as discussed in Note 1 to the consolidated financial statements, filed a voluntary petition seeking to reorganize under Chapter 11 of the federal bankruptcy laws which raise substantial doubt about its ability to continue as a going concern. Although the Company is currently operating as a debtor-in-possession under the jurisdiction of the Bankruptcy Court, the continuation of the business as a going concern is contingent upon, among other things: (1) the ability to maintain compliance with all terms of its ATSB Loan; (2) the ability of the Company to successfully achieve required cost savings to complete its restructuring; (3) the ability of the Company to generate cash from operations and to maintain adequate cash on hand; (4) the resolution of the uncertainty as to the amount of claims that will be allowed and as to a number of disputed claims which are materially in excess of amounts reflected in the accompanying consolidated financial statements; (5) the ability of the Company to confirm a plan of reorganization under the Bankruptcy Code and obtain the required debt and equity financing to emerge from bankruptcy protection; and (6) the Company’s ability to achieve profitability. Management’s plans in regard to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      As discussed in Note 2(b) to the consolidated financial statements, on March 18, 2003, the Bankruptcy Court confirmed the Company’s Plan of Reorganization (the 2003 Plan) related to its prior Chapter 11 proceeding. The 2003 Plan became effective on March 31, 2003 and the Company emerged from the prior Chapter 11 proceeding. In connection with its emergence from the prior Chapter 11 proceeding, the Company adopted fresh-start reporting pursuant to Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” as of March 31, 2003. As a result, the consolidated financial statements of the Successor Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable in all respects. As discussed in Notes 2(m) and 9 to the consolidated financial statements, effective April 1, 2003, the Company changed its method of accounting for stock-based compensation as described by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” As discussed in Note 2(n) to the consolidated financial statements, effective January 1, 2002 the Company changed its method of accounting for engine maintenance at PSA Airlines, Inc. a wholly owned subsidiary of the Company.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG LLP
McLean, Virginia
February 25, 2005

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Statements of Operations

	Successor Company		Predecessor Company

	Year Ended	Nine Months Ended	Three Months Ended	Year Ended
	December 31, 2004	December 31, 2003	March 31, 2003	December 31, 2002

	(dollars in millions, except share and per share amounts)
Operating Revenues
Passenger transportation	$6,345	$4,775	$1,358	$6,282
Cargo and freight	132	97	35	141
Other	640	440	141	554

Total Operating Revenues	7,117	5,312	1,534	6,977
Operating Expenses
Personnel costs	2,439	2,040	622	3,255
Aviation fuel	1,099	617	213	782
US Airways Express capacity purchases	801	515	130	482
Aircraft rent	449	322	109	525
Other rent and landing fees	419	323	106	429
Selling expenses	394	316	91	442
Aircraft maintenance	361	314	88	405
Depreciation and amortization	248	172	70	309
Special items	—	34	—	320
Government compensation	—	(214)	—	3
Other	1,285	917	312	1,342

Total Operating Expenses	7,495	5,356	1,741	8,294

Operating Income	(378)	(44)	(207)	(1,317)
Other Income (Expense)
Interest income	12	15	1	22
Interest expense, net	(242)	(170)	(73)	(315)
Reorganization items, net	(35)	—	1,917	(294)
Other, net	22	36	(3)	(11)

Other Income (Expense), Net	(243)	(119)	1,842	(598)

Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Change	(621)	(163)	1,635	(1,915)
Income Taxes Provision (Benefit)	(10)	11	—	(252)

Income (Loss) Before Cumulative Effect of Accounting Change	(611)	(174)	1,635	(1,663)
Cumulative Effect of Accounting Change	—	—	—	17

Net Income (Loss)	$(611)	$(174)	$1,635	$(1,646)

Earnings (Loss) per Common Share
Basic
Before Cumulative Effect of Accounting Change	$(11.19)	$(3.25)	$24.02	$(24.45)
Cumulative Effect of Accounting Change	—	—	—	0.25

Net Earnings (Loss) per Common Share	$(11.19)	$(3.25)	$24.02	$(24.20)

Diluted
Before Cumulative Effect of Accounting Change	$(11.19)	$(3.25)	$24.02	$(24.45)
Cumulative Effect of Accounting Change	—	—	—	0.25

Net Earnings (Loss) per Common Share	$(11.19)	$(3.25)	$24.02	$(24.20)

Shares Used for Computation (000)
Basic	54,597	53,495	68,076	68,040
Diluted	54,597	53,495	68,076	68,040
See accompanying Notes to Consolidated Financial Statements.

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Balance Sheets

	December 31,

	2004	2003

	(dollars in millions,
	except share and
	per share amounts)
ASSETS
Current Assets
Cash and cash equivalents	$738	$929
Short-term investments	—	358
Restricted cash	99	151
Receivables, net	252	251
Materials and supplies, net	177	196
Prepaid expenses and other	147	170

Total Current Assets	1,413	2,055
Property and Equipment
Flight equipment	3,176	2,573
Ground property and equipment	372	369
Less accumulated depreciation and amortization	(316)	(127)

	3,232	2,815
Purchase deposits for flight equipment	138	213

Total Property and Equipment	3,370	3,028
Other Assets
Goodwill	2,490	2,475
Other intangibles, net	532	572
Restricted cash	527	399
Other assets, net	90	26

Total Other Assets	3,639	3,472

	$8,422	$8,555

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Current maturities of debt	$721	$360
Accounts payable	353	376
Traffic balances payable and unused tickets	820	835
Accrued aircraft rent	51	78
Accrued salaries, wages and vacation	162	197
Other accrued expenses	276	707

Total Current Liabilities	2,383	2,553
Noncurrent Liabilities and Deferred Credits
Long-term debt, net of current maturities	—	2,630
Deferred gains and credits, net	44	439
Postretirement benefits other than pensions	2	1,651
Employee benefit liabilities and other	248	1,110

Total Noncurrent Liabilities and Deferred Credits	294	5,830
Liabilities Subject to Compromise	6,179	—
Commitments and Contingencies
Stockholders’ Equity (Deficit)
Class A Common Stock, par value $1 per share, 50,616,000 and 48,979,000 shares outstanding, respectively	51	49
Class B Common Stock, par value $1 per share, 5,000,000 shares outstanding	5	5
Paid-in capital	410	392
Accumulated deficit	(785)	(174)
Common stock held in treasury, at cost	(3)	(1)
Deferred compensation	(14)	(44)
Accumulated other comprehensive loss	(98)	(55)

Total Stockholders’ Equity (Deficit)	(434)	172

	$8,422	$8,555

See accompanying Notes to Consolidated Financial Statements.

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Statements of Cash Flows

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

	(in millions)
Cash flows from operating activities
Net income (loss)	$(611)	$(174)	$1,635	$(1,646)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities
Gain on debt discharge	—	—	(3,938)	—
Fresh start adjustments	(15)	—	1,107	—
Non-cash impairments and other special items	—	—	809	442
Other reorganization items	35	—	—	—
Depreciation and amortization	248	172	70	309
Gains on dispositions of property	—	—	(4)	(2)
Amortization of deferred gains and credits	(63)	(65)	(10)	(48)
Cumulative effect of accounting change	—	—	—	(17)
Stock-based compensation	50	125	—	—
Other	7	18	138	160
Changes in certain assets and liabilities
Decrease (increase) in receivables	1	44	(67)	23
Decrease (increase) in materials and supplies, prepaid expenses and other assets	(22)	(25)	(6)	454
Increase (decrease) in traffic balances payable and unused tickets	(15)	(89)	140	(33)
Increase (decrease) in accounts payable and accrued expenses	262	47	(95)	(33)
Increase in postretirement benefits other than pensions, noncurrent	45	62	29	89

Net cash provided by (used for) operating activities before reorganization items	(78)	115	(192)	(302)
Reorganization items, net	(11)	—	(90)	(62)

Net cash provided by (used for) operating activities	(89)	115	(282)	(364)
Cash flows from investing activities
Capital expenditures and purchase deposits for flight equipment, net	(217)	(207)	(8)	(146)
Proceeds from dispositions of property	18	18	2	100
Decrease (increase) in short-term investments	358	(289)	(19)	430
Decrease (increase) in restricted cash and investments	(76)	24	(57)	(370)
Other	—	32	(7)	8

Net cash provided by (used for) investing activities	83	(422)	(89)	22
Cash flows from financing activities
Proceeds from issuance of debt	240	52	1,081	167
Proceeds from issuance of Debtor-in-Possession financings	—	—	131	375
Proceeds from issuance of preferred stock, common stock and warrants	—	—	240	—
Principal payments on long-term debt and capital lease obligations	(425)	(50)	(35)	(133)
Principal payments on Debtor-in-Possession financings	—	—	(431)	(75)
Sales of treasury stock	—	34	—	—

Net cash provided by (used for) financing activities	(185)	36	986	334

Net increase (decrease) in Cash and cash equivalents	(191)	(271)	615	(8)

Cash and Cash equivalents at beginning of period	929	1,200	585	593

Cash and Cash equivalents at end of period	$738	$929	$1,200	$585

Noncash investing and financing activities
Flight equipment acquired through issuance of debt	$345	$30	$—	$77
Supplemental Information
Interest paid during the period	$165	$130	$72	$248
Income taxes refunded (paid) during the period	11	(18)	2	177
See accompanying Notes to Consolidated Financial Statements.

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Statements of Stockholders’ Equity (Deficit)
Three Years Ended December 31, 2004

								Accumulated other comprehensive income
								(loss), net of income tax effect

								Unrealized
								gain (loss) on	Unrealized	Adjustment
		Class A	Class B			Common		available-for-	gain (loss) on	for minimum
	Common	Common	Common	Paid-in	Accumulated	Stock held	Deferred	sale	cash flow	pension		Comprehensive
	Stock	Stock	Stock	capital	Deficit	in treasury	compensation	securities	hedges	liability	Total	income (loss)

	(dollars in millions, except share amounts)
Predecessor Company:
Balance as of December 31, 2001	$101	$—	$—	$2,185	$(2,937)	$(1,749)	$(62)	$2	$(17)	$(138)	$(2,615)
Grant of 753,000 shares of non-vested stock	—	—	—	—	—	5	(5)	—	—	—	—
Reversion of 242,000 shares of previously-granted non-vested stock	—	—	—	—	—	(5)	5	—	—	—	—
Reissuance of shares held in treasury for less than cost	—	—	—	(38)	—	38	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	7	—	—	—	7
Write off of ESOP deferred compensation	—	—	—	—	—	—	50	—	—	—	50
Unrealized loss on available-for-sale securities, net of reclassification adjustment	—	—	—	—	—	—	—	(2)	—	—	(2)	$(2)
Unrealized gain on fuel cash flow hedges, net of reclassification adjustment	—	—	—	—	—	—	—	—	27	—	27	27
Minimum pension liability change	—	—	—	—	—	—	—	—	—	(742)	(742)	(742)
Net loss	—	—	—	—	(1,646)	—	—	—	—	—	(1,646)	(1,646)

Total comprehensive loss												$(2,363)

Balance as of December 31, 2002	101	—	—	2,147	(4,583)	(1,711)	(5)	—	10	(880)	(4,921)
Unrealized loss on fuel cash flow hedges, net of reclassification adjustment	—	—	—	—	—	—	—	—	(11)	—	(11)	$(11)
Termination of pilot pension plan	—	—	—	—	—	—	—	—	—	85	85	85
Net income	—	—	—	—	1,635	—	—	—	—	—	1,635	1,635
Reorganization adjustments:
Cancellation of Predecessor common stock	(101)	—	—	(2,147)	—	1,711	—	—	—	—	(537)
Adjustments to Stockholders’ Deficit in connection with reorganization	—	—	—	—	2,948	—	5	—	1	795	3,749	796
Issuance of Class A Common Stock to labor groups	—	23	—	146	—	—	(169)	—	—	—	—
Issuance of Class A and Class B Common Stock to creditors and investors	—	26	5	238	—	—	—	—	—	—	269

Total comprehensive income												$2,505

Successor Company:
Balance sheet as of March 31, 2003	$—	$49	$5	$384	$—	$—	$(169)	$—	$—	$—	$269

US Airways Group, Inc.
(Debtor-in-Possession)
Consolidated Statements of Stockholders’ Equity (Deficit) — (Continued)
Three Years Ended December 31, 2004

								Accumulated other comprehensive income
								(loss), net of income tax effect

								Unrealized
								gain (loss) on	Unrealized	Adjustment
		Class A	Class B			Common		available-for-	gain (loss) on	for minimum
	Common	Common	Common	Paid-in	Accumulated	Stock held	Deferred	sale	cash flow	pension		Comprehensive
	Stock	Stock	Stock	capital	Deficit	in treasury	compensation	securities	hedges	liability	Total	income (loss)

	(dollars in millions, except share amounts)
Successor Company:
Balance as of March 31, 2003	$—	$49	$5	$384	$—	$—	$(169)	$—	$—	$—	$269
Common stock surrendered for tax withholdings	—	—	—	—	—	(35)	—	—	—	—	(35)
Private placement of Class A common shares	—	—	—	—	—	34	—	—	—	—	34
Amortization of deferred compensation	—	—	—	8	—	—	125	—	—	—	133
Unrealized gain on fuel cash flow hedges, net of reclassification adjustment	—	—	—	—	—	—	—	—	31	—	31	$31
Minimum pension liability change	—	—	—	—	—	—	—	—	—	(86)	(86)	(86)
Net loss	—	—	—	—	(174)	—	—	—	—	—	(174)	(174)

Total comprehensive loss												$(229)

Balance as of December 31, 2003	—	49	5	392	(174)	(1)	(44)	—	31	(86)	172
Restricted stock vestings	—	2	—	(2)	—	—	—	—	—	—	—
Common Stock surrendered for tax withholdings	—	—	—	—	—	(2)	—	—	—	—	(2)
Amortization of deferred compensation	—	—	—	20	—	—	30	—	—	—	50
Unrealized loss on fuel cash flow hedges, net	—	—	—	—	—	—	—	—	(9)	—	(9)	$(9)
Minimum pension liability change	—	—	—	—	—	—	—	—	—	(34)	(34)	(34)
Net loss	—	—	—	—	(611)	—	—	—	—	—	(611)	(611)

Total comprehensive loss												$(654)

Balance as of December 31, 2004	$—	$51	$5	$410	$(785)	$(3)	$(14)	$—	$22	$(120)	$(434)

See accompanying Notes to Consolidated Financial Statements.

US Airways Group, Inc.
Notes to Consolidated Financial Statements

1.	Chapter 11 Reorganization
Chapter 11 Proceedings
      On September 12, 2004, US Airways Group, Inc. (US Airways Group or the Company) and its domestic subsidiaries (collectively, the Debtors), which account for substantially all of the operations of the Company, including its principal operating subsidiary, US Airways, Inc. (US Airways), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code) in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Bankruptcy Court) (Case Nos. 04-13819-SSM through 04-13823-SSM). Each of the Debtors in these cases had previously filed a voluntary petition for relief under Chapter 11 on August 11, 2002 (the Prior Bankruptcy). The Debtors emerged from the Prior Bankruptcy under the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Affiliated Debtors and Debtors-in-Possession, As Modified (the 2003 Plan), which was confirmed pursuant to an order of the Bankruptcy Court on March 18, 2003 and became effective on March 31, 2003.
      Before emerging from the Prior Bankruptcy in 2003, the Company examined virtually every phase of its contracts and operations and had significantly reduced costs. The Company reduced its mainline capacity, realigned its network to maximize yield, initiated a business plan to use more regional jets and procured financing for these aircraft, and expanded its alliance with other carriers. However, after emerging from the Prior Bankruptcy, the Company continued to incur substantial losses from operations. The primary factors contributing to these losses include the reduction in domestic industry unit revenue and significant increases in fuel prices. The downward pressure on domestic industry revenue is a result of the rapid growth of low-fare, low-cost airlines, the increasing transparency of fares through Internet sources and other changes in fare structures that have resulted in substantially lower fares for many business and leisure travelers. The competitive environment continued to intensify throughout 2004, particularly in key markets such as Philadelphia, Washington, D.C., Boston and New York.
      Throughout the spring and summer of 2004, the Company communicated with key stakeholders and the public its plan to transform US Airways into a fully competitive and profitable airline (the Transformation Plan). A key element of the Transformation Plan is significant reductions in labor costs through changes to the Company’s collective bargaining agreements. The Company aggressively sought the necessary agreements to allow full implementation of the Transformation Plan without the need for filing new Chapter 11 cases but was unable to do so in a timely manner. As a result of the recurring losses, declining available cash, and risk of defaults or cross defaults under certain key financing and operating agreements, it was necessary for the Debtors to file voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code on September 12, 2004.
      At hearings held on September 13, 2004, the Bankruptcy Court granted the Company’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others and entered orders granting permission to the Debtors to, among other things: (a) pay employee wages and continue benefits, such as medical and dental insurance; (b) honor prepetition obligations to customers and continue customer programs, including US Airways’ Dividend Miles program; (c) pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements; (d) assume certain contracts related to interline agreements with other airlines; (e) pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and (f) continue maintenance of existing bank accounts and existing cash management systems. The Bankruptcy Court also approved the interim agreement reached between the Company, the Air Transportation Stabilization Board (ATSB) and the lenders under the $1 billion loan, obtained upon emergence from the Prior Bankruptcy and substantially guaranteed by the ATSB, to allow the Company continued use of the cash collateral securing the loan (see Note 4 for further discussion of the ATSB Loan and subsequent amendments).

      Since filing for bankruptcy on September 12, 2004, the Company has achieved cost-savings agreements with all of its collective bargaining groups. Through a motion filed under Section 1113(e) of the Bankruptcy Code on September 24, 2004, the Company sought interim relief from their collective bargaining agreements (CBAs) with the Air Line Pilots Association (ALPA), Association of Flight Attendants-Communications Workers of America (AFA), Transport Workers Union (TWU), Communications Workers of America (CWA) and International Association of Machinists and Aerospace Workers (IAM). On October 15, 2004, the Bankruptcy Court approved base rates of pay reductions of 21% through February 15, 2005 or entry of an order approving a new CBA or granting final relief under Section 1113(c) of the Bankruptcy Code. Reductions to pension contributions and certain work rule changes were also approved. The interim relief order did not apply to ALPA or TWU, whose members reached and ratified agreements prior to the interim relief going into effect. Agreements with the CWA and AFA were reached in December 2004 and were subsequently ratified. On January 6, 2005, the Bankruptcy Court approved the Company’s request to reject the IAM CBAs and approved the termination of the three mainline defined benefit plans. The IAM subsequently ratified Company cost-savings proposals on January 21, 2005. As part of these negotiations and subsequent ratifications, all collective bargaining groups had their pension plans reduced or eliminated. See Note 5(a) for further detail on the termination of US Airways’ three defined benefit plans. In addition, the Bankruptcy Court has also approved various settlement agreements between the Company and the court-appointed Section 1114 Committee representing retirees other than those represented by the IAM to begin the significant curtailment of postretirement benefits.
      In addition to the cost savings achieved with labor groups, the Company also implemented pay and benefit reductions for its current management and other non-union employees, including reductions to base pay, workforce reductions and modifications to vacation and sick time accruals. The Company also implemented modifications to its defined contribution pension plans and will implement modifications to retiree benefits in 2005. The pay rate and defined contribution plan reductions went into effect October 11, 2004 and the reductions to retiree medical benefits will become effective March 1, 2005.
      The Company has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. On November 19, 2004, the Bankruptcy Court approved the Company’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. As discussed in detail below, the Company reached a comprehensive agreement with GE Capital Aviation Services (GECAS) and GE Engine Service (GEES) on aircraft leasing and financing and engine services, which will provide the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets. The Company also reached agreements with EMBRAER-Empresa Brasileria de Aeronautica SA (Embraer) and Bombardier, Inc. (Bombardier) providing for continued use and operation of its aircraft, short term liquidity and new financing for regional jets, which were approved by the Bankruptcy Court in January 2005. These agreements are discussed in more detail in Note 4.
      The Company has notified all known or potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. The Chapter 11 filing triggered defaults on substantially all debt and lease obligations. Subject to certain exceptions under the Bankruptcy Code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the Bankruptcy Court was February 3, 2005, with a limited exception for governmental entities, which have until March 11, 2005.
      The potential adverse publicity associated with the Chapter 11 filings and the resulting uncertainty regarding the Company’s future prospects may hinder the Company’s ongoing business activities and its ability to operate, fund and execute its business plan by impairing relations with existing and potential customers; negatively impacting the ability of the Company to attract and retain key employees; limiting the Company’s ability to obtain trade credit; limiting the Company’s ability to effectively hedge rising aviation fuel costs; and impairing present and future relationships with vendors and service providers.

      As a result of the Chapter 11 filings, realization of assets and liquidation of liabilities are subject to significant uncertainty. While operating as a debtor-in-possession under the protection of Chapter 11, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, US Airways may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements. Further, a plan of reorganization could materially change the amounts and classifications reported in the historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.
      To exit Chapter 11 successfully, the Company must obtain confirmation by the Bankruptcy Court of a plan of reorganization. The Company currently has the exclusive right to file a plan of reorganization until March 31, 2005 and solicit acceptance of the plan through June 30, 2005. Under the terms of the agreement reached with General Electric, the Company has until March 15, 2005 to file a plan of reorganization. These deadlines could potentially be extended. A plan of reorganization would, among other things, resolve all prepetition obligations, set forth a revised capital structure and establish the corporate governance subsequent to exiting from bankruptcy. The Company is currently working towards emerging from Chapter 11 mid-year 2005, but that timing is dependent upon, among other things, the timely and successful confirmation and implementation of a plan of reorganization. The ultimate recovery to creditors and/or holders of the common stock, if any, will not be determined until confirmation of a plan of reorganization. No assurance can be given as to what values, if any, will be ascribed in the Chapter 11 cases to these constituencies or what type or amount of distributions, if any, they would receive. A plan of reorganization could result in holders of the Company’s common stock receiving no distribution and cancellation of existing stock.
      On February 18, 2005, the Company announced that it reached agreement with Eastshore Aviation, LLC, an investment entity owned by Air Wisconsin Airlines Corporation and its shareholders (Air Wisconsin), on a $125 million financing commitment to provide a substantial portion of the equity funding for a plan of reorganization. The $125 million facility will be in the form of a debtor-in-possession term loan, to be drawn in the amount of $75 million, upon approval by Bankruptcy Court, and as early as February 28, 2005, and two subsequent $25 million increments. This loan would be second only to the ATSB Loan with regard to the Company’s assets that are pledged as collateral. Upon emergence from Chapter 11, the $125 million financing package would then convert to equity in the reorganized US Airways Group. As part of this agreement, US Airways and Air Wisconsin will enter into an air services agreement under which Air Wisconsin may, but is not required to, provide regional jet service under a US Airways Express code share arrangement.
Financial Statement Presentation
      The accompanying consolidated financial statements have been prepared in accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (SOP 90-7) and on a going-concern basis. SOP 90-7 requires that the financial statements for periods following the Chapter 11 filing through emergence distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, revenues, expenses, realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business are reported separately as Reorganization items, net in the Statements of Operations.

      Reorganization items, net as shown on the Consolidated Statement of Operations related to the current Chapter 11 proceedings as well as the Prior Bankruptcy consist of the following (in millions):

	Successor Company	Predecessor Company

	Year Ended	Three Months Ended	Year Ended
	December 31, 2004	March 31, 2003	December 31, 2002

Discharge of liabilities(a)	$—	$3,938	$—
Restructured aircraft financings(b)	—	967	—
Termination of pension plans(c)	—	387	—
Interest income on accumulated cash	4	2	2
Damage and deficiency claims(d)	(2)	(2,167)	—
Revaluation of assets and liabilities(a)	—	(1,107)	—
Professional fees	(30)	(51)	(61)
Aircraft order cancellation penalties(e)	(7)	—	—
Loss on aircraft abandonment(f)	—	(9)	(68)
Severance including benefits(g)	—	—	(89)
Write-off of ESOP deferred compensation	—	—	(50)
Other	—	(43)	(28)

	$(35)	$1,917	$(294)

(a)	Reflects the discharge or reclassification of liabilities subject to compromise in the Prior Bankruptcy. Most of these obligations were only entitled to receive such distributions of cash and common stock as provided under the 2003 Plan. A portion of the liabilities subject to compromise in the Prior Bankruptcy were restructured and continued, as restructured, to be liabilities of the Company.

(b)	As of March 31, 2003, the Company restructured aircraft debt and lease agreements related to 200 aircraft in connection with its Prior Bankruptcy including the conversion of 52 mortgages to operating leases. The restructured terms generally provide for shorter lease periods and lower lease rates.

(c)	Effective March 31, 2003, US Airways terminated its qualified and nonqualified pilot defined benefit pension plans. The Pension Benefit Guaranty Corporation (PBGC) was appointed trustee of the qualified plan effective with the termination. The Company recognized a gain in connection with the termination which is partially offset by the Company’s estimate of the PBGC claim.

(d)	Damage and deficiency claims largely arose as a result of the Company electing to either restructure, abandon or reject aircraft debt and leases during the bankruptcy proceedings.

(e)	As the result of the Company’s bankruptcy filing in September 2004, the Company failed to meet the conditions precedent for continued financing of regional jets and was not able to take delivery of scheduled aircraft and therefore incurred penalties of $7 million in the fourth quarter of 2004.

(f)	Includes aircraft (seven A319s for 2003 and 34 F-100s, two B757-200s and one B737-400 for 2002) that were legally abandoned as part of the Prior Bankruptcy. Related aircraft liabilities were adjusted for each aircraft’s expected allowed collateral value.

(g)	As a result of schedule reductions made in connection with the Prior Bankruptcy, US Airways terminated or furloughed approximately 6,600 employees across all employee groups. Substantially all affected employees were terminated or furloughed prior to March 31, 2003. US Airways’ headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits (e.g. medical, dental, life insurance) but did not receive any furlough pay benefit.
     SOP 90-7 also requires that prepetition liabilities subject to compromise should be distinguished from both prepetition liabilities that are not subject to compromise and postpetition liabilities. Liabilities subject to compromise are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. The following table summarizes the components of Liabilities Subject to Compromise included in the Company’s Consolidated Balance Sheets as of December 31, 2004 (in millions):

Debt and capital leases	$2,454
Postretirement and other employee related expenses	2,858
Other accrued expenses	570
Accounts payable	183
Aircraft-related accruals and deferrals	114

Total Liabilities Subject to Compromise	$6,179

2.	Summary of Significant Accounting Policies

(a)	Nature of operations
      US Airways Group’s primary business activity is the operation of a major network air carrier through its ownership of the common stock of US Airways, Piedmont Airlines, Inc. (Piedmont), PSA Airlines, Inc. (PSA), Material Services Company, Inc. (MSC) and Airways Assurance Limited, LLC (AAL). US Airways is a certificated air carrier engaged primarily in the business of transporting passengers, property and mail.
      US Airways is the Company’s principal operating subsidiary. US Airways enplaned approximately 42 million passengers in 2004 and was the seventh largest U.S. air carrier, as ranked by revenue passenger miles (RPMs). As of December 31, 2004, US Airways operated 281 jet aircraft and 22 regional jet aircraft and provided regularly scheduled service at 89 airports in the continental United States, Canada, Mexico, France, Germany, Italy, Spain, Ireland, the Netherlands, the United Kingdom and the Caribbean.
      Piedmont, PSA and Allegheny (through June 2004) are regional carriers that, along with other non-owned regional airlines with which the Company has marketing agreements, form “US Airways Express.” During 2004, US Airways Express air carriers enplaned approximately 15.2 million passengers. Of these 15.2 million passengers, approximately 6.2 million were enplaned by the Company’s wholly owned regional airlines, approximately 7.4 million were enplaned by third-party carriers operating under capacity purchase agreements and approximately 1.6 million were enplaned by carriers operating under prorate agreements.
      Most of the operations of the Company’s airline subsidiaries are in competitive markets. Competitors include other air carriers along with other modes of transportation. Although a competitive strength in some regards, the concentration of significant operations in the eastern U.S. results in US Airways being susceptible to changes in certain regional conditions that may have an adverse effect on the Company’s financial condition and results of operations.
      Personnel costs represent the Company’s largest expense category. As of December 31, 2004, the Company’s subsidiaries employed approximately 29,500 full-time equivalent employees. Approximately 81% of the Company’s active employees are covered by collective bargaining agreements with various labor unions.

(b)	Basis of presentation and use of estimates
      The accompanying Consolidated Financial Statements include the accounts of US Airways Group and its wholly owned subsidiaries. Principal subsidiaries include US Airways, Allegheny Airlines, Inc. (Allegheny), Piedmont and PSA. Effective July 1, 2004, Allegheny merged with Piedmont, with Piedmont as the surviving entity. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the 2004 presentation.
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of judgment relate to impairment of goodwill, impairment of long-lived assets and intangible assets, passenger revenue recognition, frequent traveler program, pensions and other postretirement benefits and fresh-start reporting.
      As discussed above, SOP 90-7 requires that the financial statements for periods following the Chapter 11 filing through emergence distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. The Consolidated Balance Sheet as of December 31, 2004 also distinguishes prepetition liabilities subject to compromise from both those prepetition liabilities that are not subject to compromise and from postpetition liabilities. Liabilities subject to compromise are reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, cash used for reorganization items is disclosed separately in the Consolidated Statements of Cash Flows.
      In accordance with SOP 90-7 and in connection with the Prior Bankruptcy, the Company adopted fresh-start reporting on March 31, 2003. References in the Consolidated Financial Statements and the Notes to the

Consolidated Financial Statements to “Predecessor Company” refer to the Company prior to March 31, 2003. References to “Successor Company” refer to the Company on and after March 31, 2003, after giving effect to the application of fresh-start reporting. Fresh-start reporting requires assets and liabilities be adjusted to fair value on the emergence date. The term “cost” as used in the Successor Company’s Consolidated Notes to the Financial Statements is after giving effect to such adjustments. See Note 13 for information related to fresh-start reporting.
      The 2003 Plan constituted a separate plan of reorganization for each of the Company and its domestic subsidiaries (the Filing Entities). In accordance with the Bankruptcy Code, the 2003 Plan divided claims against, and interests in, each of the Filing Entities into classes according to their relative seniority and other criteria and provided the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agreed to a less favorable treatment of its claim or interest. Among other things, the 2003 Plan generally provided for full payment of all allowed administrative and priority claims, and the distribution of shares (or warrants to purchase shares) of new equity in the reorganized US Airways Group, Inc. (Reorganized US Airways Group) to the ATSB, the Retirement Systems of Alabama Holdings LLC (RSA), the Company’s management and labor unions, General Electric Capital Corporation and Bank of America, N.A., and to unsecured creditors of the Filing Entities, including the PBGC, in satisfaction of their allowed claims. Persons holding equity in the Company prior to March 31, 2003 were not entitled to any distribution under the 2003 Plan and their shares of common stock were cancelled. For a complete discussion of the distributions provided for under the 2003 Plan, see the 2003 Plan confirmed by the Bankruptcy Court on March 18, 2003 and filed with US Airways Group’s Current Report on Form 8-K, dated March 18, 2003 and filed with the SEC on April 2, 2003.
      Pursuant to a definitive agreement and in connection with emergence from the Prior Bankruptcy, RSA invested $240 million in cash in Reorganized US Airways Group (the RSA Investment Agreement) in exchange for approximately 36.2%, on a fully-diluted basis, of the equity in Reorganized US Airways Group. As of March 31, 2003, in connection with its investment, RSA was granted a voting interest of approximately 71.6% in Reorganized US Airways Group and entitled to designate and vote to elect eight of 15 directors to Reorganized US Airways Group’s Board of Directors. See also Note 10 for further discussion.

(c)	Cash equivalents and Short-term investments
      Cash equivalents and Short-term investments consist primarily of cash in money market securities of various banks, commercial paper and asset-backed securities of various financial institutions, other companies with high credit ratings and securities backed by the U.S. Government. All highly liquid investments purchased within three months of maturity are classified as Cash equivalents. All other highly liquid investments are classified as Short-term investments.
      US Airways classifies securities underlying its Cash equivalents and Short-term investments as “available-for-sale” in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). Cash equivalents are stated at cost, which approximates fair value due to the highly liquid nature and short maturities of the underlying securities. Short-term investments are stated at fair value with the offsetting unrecognized gain or loss reflected as a separate component of Stockholders’ Equity (Deficit) within Accumulated other comprehensive income (loss).

(d)	Restricted cash
      Restricted cash includes deposits in trust accounts primarily to fund certain taxes and fees and collateralize letters of credit and workers’ compensation claims, credit card processing collateral and fuel hedge collateral. Restricted cash is stated at cost which approximates fair value. See Note 3(b) for further information.

(e)	Materials and supplies, net
      Inventories of materials and supplies are valued at the lower of cost or fair value. Costs are determined using average costing methods and are charged to operations as consumed. An allowance for obsolescence is provided for flight equipment expendable and repairable parts.

(f)	Property and Equipment
      Property and equipment is stated at cost or, if acquired under capital lease, at the lower of the present value of minimum lease payments or fair value of the asset at the inception of the lease. Interest expenses related to the acquisition of certain property and equipment are capitalized as an additional cost of the asset or as a leasehold improvement if the asset is leased. Costs of major improvements that enhance the usefulness of the asset are capitalized and depreciated over the estimated useful life of the asset or the modifications, whichever is less.
      Depreciation and amortization expense for principal asset classifications is calculated on a straight-line basis to an estimated residual value. Depreciable lives are 11-30 years for operating flight equipment, 25-30 years for facilities and 3-10 years for other ground property and equipment. Rotable parts and assemblies are depreciated over the estimated fleet life of the associated aircraft, on a group basis. The cost of property acquired under capital lease and improvements to leased assets are depreciated over the term of the lease on a straight-line basis. When property and equipment is sold any gain or loss is recognized in the Other, net category of Other Income (Expense).
      The Company monitors the recoverability of the carrying value of its long-lived assets. Under the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company recognizes an “impairment charge” when the expected net undiscounted future cash flows from an asset’s use (including any proceeds from disposition) are less than the asset’s carrying value and the asset’s carrying value exceeds its fair value.

(g)	Goodwill and Other intangibles, net
      Goodwill is the cost in excess of fair value of the tangible and identifiable intangible assets of businesses acquired. Excess reorganization value resulting from the application of SOP 90-7 upon emergence from bankruptcy is also reported and accounted for as goodwill. The provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) require that a two-step impairment test be performed on goodwill. In the first step, the Company compares the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step in order to determine the implied fair value of the goodwill and compare it to the carrying value of the goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company must record an impairment loss equal to the difference. The Company tested its goodwill for impairment during the fourth quarter of 2004, the third quarter of 2004 (as a result of its Chapter 11 filing), the fourth quarter of 2003, the third quarter of 2002 (as a result of its prior Chapter 11 filing) and the second quarter of 2002 (in connection with its transition to SFAS 142). The Company concluded in each test that fair value of the reporting unit was in excess of the carrying value. In the third and fourth quarters of 2004, the Company’s cash flows were prepared on a going-concern basis. Additionally, the carrying value of the Company’s net assets was less than zero. The Company assessed the fair value of the reporting unit considering both the income approach and market approach for 2003. Under the market approach, the fair value of the reporting unit is based on quoted market prices for US Airways Group common stock and the number of shares outstanding of US Airways Group common stock. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows.
      In connection with fresh-start reporting upon emergence from the Prior Bankruptcy, the Company recognized route authorities and trademarks on its Consolidated Balance Sheets. As of December 31, 2004 and 2003, the Company had $32 million and $36 million of route authorities on the Consolidated Balance Sheets, respectively. The carrying value of trademarks was $33 million as of December 31, 2004 and 2003. Route authorities and trademarks are classified as indefinite lived assets under SFAS 142. Indefinite-lived assets are not amortized but instead are reviewed for impairment annually and more frequently if events or circumstances indicate that the asset may be impaired. In the second quarter of 2004, the Company wrote off an indefinite lived foreign slot.

      SFAS 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairments in accordance with SFAS 144. The following table provides information relating to the Company’s intangible assets subject to amortization as of December 31, 2004 and 2003 (in millions):

	December 31,		December 31,
	2004		2003

	Cost	A/A	Cost	A/A

Airport take-off and landing slots	$465	$32	$465	$14
Airport gate leasehold rights	32	10	32	4
Capitalized software costs	50	38	50	26

Total	$547	$80	$547	$44

A/ A=Accumulated Amortization
     The intangible assets subject to amortization generally are amortized over 25 years for airport take-off and landing slots, over the term of the lease for airport gate leasehold rights and over five years for capitalized software costs on a straight-line basis and are included in Depreciation and amortization on the Consolidated Statements of Operations. As a result of the depressed revenue environment in the airline industry, during the fourth quarter of 2002, the Company conducted an impairment analysis of its airport take-off and landing slots and airport gate leasehold rights and determined that certain airport gate leasehold rights were impaired. The Company estimated fair market value using third-party appraisals. This culminated in an impairment charge of $21 million reflected in Special items on the Consolidated Statement of Operations. For the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003, and the year ended December 31, 2002, the Company recorded amortization expense of $37 million, $44 million, $11 million and $51 million (exclusive of the impairment charge discussed above), respectively, related to its intangible assets. The Company expects to record annual amortization expense of $28 million in 2005; $26 million in 2006; $24 million in 2007; $22 million in 2008 and $21 million in 2009 related to these intangible assets.

(h) Other assets, net
      Other assets, net consist primarily of deposits held by vendors, unamortized debt issuance costs, and long-term investments.

(i) Frequent traveler program
      US Airways accrues the estimated incremental cost of travel awards earned by participants in its Dividend Miles frequent traveler program when the requisite mileage award levels are achieved. For travel awards on partner airlines, the liability is based on the average contractual amount to be paid to the other airline per redemption. US Airways also sells mileage credits to certain participating airlines and marketing partners. US Airways defers the portion of revenue attributable to future transportation and recognizes it as passenger transportation revenue when the service is provided. The remaining portion of sales proceeds is recognized immediately as a component of Other operating revenues.

(j) Derivative financial instruments
      Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative’s change in fair value is immediately recognized in earnings.
      The Company’s results of operations can be significantly impacted by changes in the price of aircraft fuel. To manage this risk, the Company periodically enters into fixed price swap agreements, collar structures and other similar instruments. These agreements substantially fix the Company’s cash flows related to fuel expense. Because jet fuel derivatives are significantly less liquid and relatively more expensive, the Company primarily uses heating oil and crude oil contracts to manage its exposure to the movement of aircraft fuel prices. The changes in the market value of the heating oil and crude oil contracts have a high correlation to changes in aircraft fuel prices. The agreements generally qualify as cash flow hedges under SFAS 133. The Company does not purchase or hold any derivative financial instruments for trading purposes.
      The Company records the fair market value of its fuel hedge contracts on its Consolidated Balance Sheets. On an ongoing basis, the Company adjusts its balance sheet to reflect the current fair market value of its fuel hedge contracts. The related gains or losses on these contracts are deferred in accumulated other comprehensive income until the hedged fuel is recognized into earnings. However, to the extent that the absolute change in the value of the fuel hedge contract exceeds the absolute change in the value of the aircraft fuel purchase being hedged, the difference is considered “ineffective” and is immediately recognized in earnings as either gain or loss. The amount recognized in earnings may reverse in following periods if the relationship reverses. The fuel hedge contracts’ gains and losses including those classified as “ineffective” are recognized to Aviation fuel on the Company’s Consolidated Statements of Operations, except for those related to hedging purchases of aviation fuel under its capacity purchase agreements, which are recorded to US Airways Express capacity purchases.
      The Company holds stock options in Sabre Holding Corporation (Sabre) and warrants in a number of e-commerce companies as a result of service agreements with them. On an ongoing basis, the Company adjusts its balance sheet to reflect changes in the current fair market value of the stock options and warrants to Other, net on its Consolidated Statements of Operations. See Note 3 for more information on the Company’s derivative financial instruments.

(k) Deferred gains and credits, net
      In connection with fresh-start reporting upon emergence from the Prior Bankruptcy, aircraft operating leases were adjusted to fair value. The present value of the difference between the contractual lease rates and the fair market value rates was recorded as a deferred credit in the accompanying Consolidated Balance Sheet. The deferred credit is decreased on a straight-line basis as a reduction in aircraft rent expense over the applicable lease periods, generally three to 21 years. In periods prior to the adoption of fresh-start reporting, gains on aircraft sale and leaseback transactions were deferred and amortized over the terms of the leases as a reduction of the related aircraft rent expense.
      The gain related to the exercise of Sabre options is deferred and amortized over the contract period as a reduction to Other operating expenses. See Note 3 for more information concerning the Sabre options.

(l) Passenger transportation revenues
      Revenue is recognized when the transportation service is rendered. Passenger ticket sales are recorded as a liability (Traffic balances payable and unused tickets) and subsequently relieved either through carriage of the passenger, refund to the passenger, expiration of the passenger ticket or billing from another air carrier which provided the service. Due to various factors including refunds, exchanges, unused tickets and transactions involving other carriers, certain amounts are recorded based on estimates. These estimates are based upon historical experience and have been consistently applied to record revenue. The Company routinely performs evaluations of the liability, which may result in adjustments that are recognized as a component of Passenger transportation revenue. Actual refund, exchange and expiration activity may vary from estimated amounts. Except when noted, such differences have historically not been material. During the fourth quarter of 2003, a $34 million favorable adjustment was made to Passenger transportation revenue to reflect an increase in expired tickets. This adjustment was attributable to the Company experiencing changes in customer travel patterns resulting from various factors, including new airport security measures, concerns about further terrorist attacks and an uncertain economy, which resulted in more forfeited tickets and fewer refunds.
      US Airways purchases capacity (available seat miles) generated by Mesa Airlines, Inc. (Mesa), Chautauqua Airlines, Inc. (Chautauqua) and Trans States Airlines, Inc. (Trans States) in certain markets. US Airways also purchased the capacity of Midway Airlines Corporation (Midway) prior to Midway’s liquidation during the fourth quarter of 2003. Mesa, Chautauqua and Trans States operate regional jet aircraft in these markets as part of US Airways Express. US Airways recognizes revenues related to these arrangements as Passenger transportation revenue when transportation service is rendered by these affiliates or the related tickets otherwise expire. Liabilities related to tickets sold for travel on these air carriers are also included in US Airways’ Traffic balances payable and unused tickets and are subsequently relieved in the same manner as described above. See Note 2(i) above for information on the sale of Dividend Miles that are recognized as a component of Passenger transportation revenue.

(m) Stock-based compensation
      The Predecessor Company applied the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations to account for awards of stock-based compensation granted to employees. Upon emergence, the Successor Company adopted the fair value method of recording stock-based employee compensation contained in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and accounted for this change in accounting principle using the “prospective method” as described by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (SFAS 148). Accordingly, the fair value of all Successor Company stock option and warrant grants, as determined on the date of grant, will be amortized as compensation expense in the Consolidated Statements of Operations over the vesting period.
      The following table illustrates the effect on net income (loss) and net earnings (loss) per common share as if the fair value based recognition provisions of SFAS 123 had been applied to all outstanding and unvested stock option awards in each period presented for the Predecessor Company (in millions, except per share data).

	Predecessor Company

	Three Months Ended	Year Ended
	March 31, 2003	December 31, 2002

Net income (loss), as reported	$1,635	$(1,646)
Recorded stock-based compensation expense	—	—
Stock-based compensation expense determined under the fair value based method	(1)	(13)

Net income (loss), pro forma	$1,634	$(1,659)

Net earnings (loss) per common share:
Basic/ Diluted, as reported	$24.02	$(24.20)
Basic/ Diluted, pro forma	$24.00	$(24.38)
      In order to calculate the pro forma stock-based compensation shown above, the Company used the Black-Scholes stock option pricing model with the following weighted-average assumptions for the year ended December 31, 2002: stock volatility of 80.1%; risk-free interest rates of 4.2%; expected stock option lives of four years; and no dividend yield. There were no stock options awarded in the three months ended March 31, 2003.
      See Note 9 for more information on stock-based compensation and Note 10 for more information on the Successor Company’s equity structure.

(n) Maintenance and repair costs
      Maintenance and repair costs for owned and leased flight equipment are charged to operating expense as incurred. Prior to 2002, engine overhaul costs incurred by PSA were accrued on the basis of hours flown. Effective January 1, 2002, PSA changed its method of accounting for engine overhaul costs from accruing on the basis of hours flown to expensing as incurred. While the former method was permitted under GAAP, the Company believes the new method is preferable since an obligation does not exist until the maintenance services have been performed. The new method is the predominant method used in the airline industry and is consistent with the method used by US Airways and the Company’s other subsidiaries. In connection with the change, the Company recognized a $17 million credit representing the cumulative effect of the accounting change. The effect of adopting the new method was immaterial to the Company’s net loss for 2002.

(o) Selling expenses
      Selling expenses include commissions, credit card fees, computerized reservations systems fees and advertising and promotional expenses. Advertising and promotional expenses are expensed when incurred. Advertising and promotional expenses for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003, and the year ended December 31, 2002 were $27 million, $15 million, $5 million and $30 million, respectively.

(p) Earnings (Loss) per Common Share
      Basic Earnings (Loss) per Common Share (EPS) is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the maximum dilution that would result after giving effect to dilutive stock options, warrants, and non-vested restricted stock. The number of additional shares is calculated by assuming that outstanding, in-the-money stock options and warrants were exercised and the proceeds from such exercises were used to buy back shares of common stock at the average market price for the reporting period.
      For the year ended December 31, 2004, 21.3 million stock options, warrants, and non-vested restricted stock are not included in the computation of diluted EPS because of the anti-dilutive effect. For the nine months ended December 31, 2003, 3.4 million incremental shares from the assumed exercise of stock options and warrants and non-vested restricted stock are not included in the computation of diluted EPS because of the anti-dilutive effect on EPS. For the three months ended March 31, 2003, 19.0 million stock options are not included in the computation of diluted EPS because the option price was greater than the average market value of common stock for the period. For the year ended December 31, 2002, 16.3 million stock options are not included in the computation of diluted EPS because of the anti-dilutive effect.
      The earnings per share calculations for the Predecessor Company are based on common shares outstanding prior to the Company’s emergence from the Prior Bankruptcy on March 31, 2003. Upon emergence, these shares were cancelled. Earnings per share for the Successor Company is based upon shares outstanding subsequent to emergence from the Prior Bankruptcy. Accordingly, post-emergence earnings per share is not comparable with pre-emergence amounts. See Note 10 for more information on the Successor Company’s equity structure.

(q) Recent Accounting Pronouncements
      In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue 03-1-1, Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. The Company continues to assess the potential impact that the adoption of the proposed FSP could have on its financial statements.
      In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs” (SFAS 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 will be effective for inventory costs incurred beginning January 1, 2006. The Company does not believe the adoption of SFAS 151 will have a material impact on its financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (SFAS 153), which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 will be effective for nonmonetary asset exchanges occurring after July 1, 2005. The Company is currently evaluating the impact of SFAS 153 on its financial statements.
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)), which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under Accounting Principle Board Opinion No. 25. SFAS 123(R) will be effective for the Company’s interim reporting period beginning July 1, 2005. The Company previously adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” upon emergence from the Prior Bankruptcy on March 31, 2003. Accordingly, the Company believes SFAS 123(R) will not have a material impact on its financial statements.

3.	Financial Instruments

(a) General
      On January 1, 1998, as part of a comprehensive information technology services agreement with Sabre, US Airways was granted two tranches of stock options (SHC Stock Options) to acquire up to 6,000,000 shares of Class A Common Stock, $.01 par value, of Sabre Holdings Corporation (SHC Common Stock), Sabre’s parent company. Each tranche included 3,000,000 stock options. In December 1999, US Airways exercised the first tranche of stock options at an exercise price of $27 per option and received proceeds of $81 million in January 2000 in lieu of receiving SHC Common Stock. Realized gains resulting from the exercise of Sabre options are subject to a clawback provision. Under the clawback provision, if US Airways elects to terminate its information technology service agreement with Sabre it will be required to pay Sabre an amount equal to the gain multiplied by the ratio of the remaining months in the contract period over 180 months. The deferred gain from the 1999 exercise is amortized on a straight-line basis over a contractually determined period ending December 2012. In February 2000, SHC declared a cash dividend resulting in a dilution adjustment to the terms of the second tranche. The adjusted terms of the second tranche include stock options to acquire 3,406,914 shares of SHC Common Stock at an exercise price of $23.78 subject to an $111.83 per share cap on the fair market value of the underlying common stock. These options are exercisable during a ten-year period beginning January 2, 2003.
      The Company utilizes fixed price swap agreements and other similar instruments to manage its exposure related to jet fuel price changes. For the year ended December 31, 2004, the nine months ended 2003, and the three months ended March 31, 2003, the Company recognized gains of approximately $130 million, $14 million, and $27 million, respectively, related to its fuel hedging activities. During the three months ended March 31, 2003, the gain included $4 million related to hedge ineffectiveness. During 2002, the Company recognized gains of approximately $18 million including a gain of $1 million related to hedge ineffectiveness. These recognized gains were primarily included in Aviation fuel on the Company’s Consolidated Statements of Operations. As of December 31, 2004, the Company had no open fuel hedge positions in place, but will recognize approximately $2 million per month for previously liquidated hedges representing approximately 4% of its 2005 anticipated jet fuel requirements. The Company had $22 million of unrealized gains related to fuel hedge positions recorded in Accumulated other comprehensive loss, net of income tax effect on its Consolidated Balance Sheet as of December 31, 2004. These gains will be realized in the 2005 results.

(b) Fair value of financial instruments
      In accordance with the provisions of SFAS 115, the fair values for US Airways’ short-term investments are determined based upon quoted market prices. Cash equivalents and restricted cash are carried at cost which approximates fair value. US Airways estimated the fair values of its note receivable and long-term debt by discounting expected future cash flows using current rates offered to US Airways for notes receivable and debt with similar maturities. The estimated fair value of the remaining SHC Stock Options (including the clawback provision) was calculated using the Black-Scholes stock option pricing model. The fair values of the fuel contracts are obtained from dealer quotes. These values represent the estimated amount US Airways would receive or pay to terminate such agreements as of the valuation date.
      US Airways holds warrants in a number of e-commerce companies as a result of entering into service agreements with them. The carrying amount of the warrants is equal to the estimated fair value, which is calculated using the Black-Scholes stock option pricing model. The carrying amount of these warrants was not material as of December 31, 2004 and 2003.

      The estimated fair values of US Airways’ financial instruments, none of which are held for trading purposes, are summarized as follows (in millions; brackets denote a liability):

	December 31, 2004			December 31, 2003

	Carrying	Estimated		Carrying	Estimated
	Amount	Fair Value		Amount	Fair Value

Cash equivalents	$700	$700		$893	$893
Short-term investments(a)	—	—		358	358
Restricted cash	626	626		553	553
Notes receivable(b)	3	3		7	7
SHC Stock Options(c)	10	10		7	7
Long-term debt (excludes capital lease obligations)(d)	(3,198)	(f	)	(3,029)	(2,793)
Fuel contracts(e)	—	—		38	38

(a)	Classified as “available for sale” in accordance with SFAS 115. See also Note 2(c).

(b)	Carrying amount included in Receivables, net on the Company’s Consolidated Balance Sheets, except for the noncurrent portion ($3 million at December 31, 2003) which is included in Other assets, net.

(c)	Carrying amount included in Other assets, net on the Company’s Consolidated Balance Sheets.

(d)	Includes Long-term debt classified as subject to compromise as of December 31, 2004. See also Notes 1 and 4.

(e)	Carrying amount included in Prepaid expenses and other on the Company’s Consolidated Balance Sheets.

(f)	As a result of the Company’s Chapter 11 filing, the fair value of the debt outstanding could not be reasonably determined as of December 31, 2004.

4.	Debt, Including Capital Lease Obligations
      Details of the Company’s debt are as follows (in millions):

	December 31,	December 31,
	2004	2003

Senior Debt:
Equipment financing agreements, installments due 2005 to 2022(1)	$1,948	$1,546
ATSB Loan	718	976
GE Credit Facility, installments due 2005 to 2012(1)	354	389
GE Liquidity Facility, installments due 2010 to 2012(1)	158	118
GE Bridge Facility due 2005	20	—

	3,198	3,029
Class B mandatorily redeemable preferred stock(1)	78	75
Capital lease obligations(1)	49	50

Total	3,325	3,154
Less: Unamortized discount(2)	(150)	(164)
Obligations classified as subject to compromise	(2,454)	—
Current maturities of debt and capital lease obligations	(721)	(360)

Long-term debt and capital lease obligations, net of current maturities	$—	$2,630

(1)	December 31, 2004 obligations were classified as subject to compromise. See Note 1 for further discussion.

(2)	For the year ended December 31, 2004 and the nine months ended December 31, 2003, $20 million and $15 million of debt discount was amortized and included in interested expense on the Consolidated Statement of Operations.
     Maturities of debt and debt under capital leases for the next five years, including the classification of the ATSB Loan as current and without regard to liabilities subject to compromise, are as follows (in millions):

2005	$863
2006	159
2007	145
2008	143
2009	147
Thereafter	1,868

$3,325

ATSB Loan
      As part of its reorganization under the Prior Bankruptcy, US Airways received a $900 million loan guarantee (ATSB Guarantee) under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing (ATSB Loan) that was funded on March 31, 2003. The Company required this loan and related guarantee in order to provide the additional liquidity necessary to carry out its 2003 Plan. US Airways is the primary obligor under the ATSB Loan, which is guaranteed by US Airways Group and each of its other domestic subsidiaries. The ATSB Loan is secured by substantially all of the present and future assets of the Debtors not otherwise encumbered (including certain cash and investment accounts, previously unencumbered aircraft, aircraft engines, spare parts, flight simulators, real property, takeoff and landing slots, ground equipment and accounts receivable), other than certain specified assets, including assets which are subject to other financing agreements. As of December 31, 2004, $718 million was outstanding under the ATSB Loan. The ATSB Loan is reflected as a current liability on the accompanying balance sheet at a book value of $701 million, which is net of $17 million of unamortized discount, and is not subject to compromise.
      The maturity date of the ATSB Loan is October 1, 2009. The ATSB Loan is subject to acceleration upon the occurrence of an event of default, after expiration of applicable notice and/or cure periods. The ATSB Loan contains certain mandatory prepayment events including, among other things, (i) the occurrence of certain asset sales and the issuance of certain debt or equity securities and (ii) the value of the collateral pledged in respect of the ATSB Loan decreasing below specified coverage levels.
      The Company’s Chapter 11 filing in September 2004, was an event of default under the terms of the ATSB Loan. The Company has entered into an agreement, which has been subsequently extended, with the approval of the Bankruptcy Court, for the continued use of the cash securing the ATSB Loan (Cash Collateral Agreement). The initial agreement was extended until January 15, 2005 and the current agreement, subject to certain conditions and limitations, will expire on June 30, 2005. Under the Cash Collateral Agreement, the Company is required to maintain a certain amount of unrestricted cash each week. The amount declines from approximately $500 million at the end of January to $341 million on June 30, 2005, with weekly cash levels permitted as low as $325 million in March 2005. The Company must also maintain and achieve certain cumulative earnings levels during the period, as defined in the agreement. Further, the Company must comply with restrictions on its ability to make capital expenditures. As of December 31, 2004, the Company was in compliance with the Cash Collateral Agreement; therefore, the Company’s $738 million in unrestricted cash and short-term investments was available to support daily operations, subject to certain conditions and limitations, under the Cash Collateral Agreement. In light of rising fuel prices and continued downward pressure on fares across the industry, there can be no assurance that the Company will be able to comply with the Cash Collateral Agreement. If the Company is unable to meet the aforementioned financial covenants, as amended, it would be in default under the ATSB Loan and the ATSB would have the right to accelerate the ATSB Loan and exercise other remedies against US Airways. Such acceleration would have a material adverse effect on the Company’s future liquidity, results of operation and financial condition.
      The ATSB Loan bears interest as follows: (i) 90% of the ATSB Loan (Tranche A) was funded through a participating lender’s commercial paper conduit program and bears interest at a rate equal to the conduit provider’s weighted average cost related to the issuance of certain commercial paper notes and other short-term borrowings plus 0.30%, and (ii) 10% of the ATSB Loan (Tranche B) bears interest at LIBOR plus 4.0%. In addition, US Airways is charged an annual guarantee fee in respect of the ATSB Guarantee currently equal to 4.1% of the ATSB’s guaranteed amount (initially $900 million) under the ATSB Guarantee, with such guarantee fee increasing by ten basis points annually. Due to the Company’s September 2004 bankruptcy filing and subsequent loss of certain regional jet financing, the guarantee fee increased by 2% per annum and the interest rate on Tranche A and Tranche B each increased by an additional 2% and 4% per annum, respectively, for an effective increase in the interest rate on the loan balance of 4 percentage points. The effective interest rate of the ATSB Loan was 10.91% for the year ended December 31, 2004 and 6.0% for the nine months ended December 31, 2003.

Prior Amendments to the ATSB Loan during 2004
      In March 2004, US Airways and the ATSB amended the financial covenants of the ATSB Loan to provide covenant relief for the measurement periods beginning June 30, 2004 through December 31, 2005. The ratios used in the financial covenants were adjusted and reset to align with the Company’s forecast for 2004 and 2005 as of the date of the amendment, which assumed a return to profitability by 2005. In exchange for this covenant relief and other changes described below, US Airways made a voluntary prepayment of $250 million on March 12, 2004, which reduced, pro rata, all future scheduled principal payments of the ATSB Loan (rather than shortening the remaining life of the loan).
      The March 2004 amendment permitted US Airways to retain, at its election, up to 25% of the net cash proceeds from any asset sale for which definitive documentation would be completed by February 28, 2005, up to a total of $125 million for all asset sales. In addition, the amendment permitted US Airways to accept a third-party secured note as consideration for certain asset sales (including the US Airways Shuttle and wholly owned regional airline assets) as long as specified conditions are met. These conditions include: the note’s amortization schedule will be no more favorable than the ATSB Loan; proceeds from the note will be used to prepay the ATSB Loan; the credit strength of the ATSB Loan will not be adversely affected as measured by specified ratings tests; and the note will be pledged as collateral for the ATSB Loan. Finally, in consideration for the lenders agreeing to amend the provision related to the going concern paragraph in the independent auditor’s report for the Company’s audited financial statements for the year ended December 31, 2003, US Airways agreed to revised covenants relating to minimum required unrestricted cash balances.
      Effective May 21, 2004, US Airways again amended the ATSB Loan to permit use of its regional jets financed by General Electric (GE) as cross collateral for other obligations of US Airways to GE. In consideration for this amendment, US Airways agreed to revised covenants relating to minimum required unrestricted cash balances. In addition, US Airways agreed to give up the right to retain up to 25% of the net cash proceeds from any asset sale, as had been permitted by the March 2004 amendment. US Airways made a prepayment of $5 million in connection with this amendment.
      The ATSB Loan contains financial covenants that must be satisfied by US Airways at the end of each fiscal quarter. US Airways was uncertain as to its ability to satisfy these covenants as of June 30, 2004. Effective June 30, 2004, US Airways and the ATSB amended the ATSB Loan to remove the uncertainty relating to the Company’s ability to satisfy its financial covenant tests for the second quarter of 2004. In consideration for this amendment, the Company agreed to change the loan amortization schedule, by increasing each of the first six principal repayment installments commencing on October 1, 2006 by approximately $16 million, and reducing the last principal repayment installment on October 1, 2009 by $94 million.
      In connection with the ATSB Guarantee, the ATSB received 7,635,000 warrants that enable it to purchase shares of Reorganized US Airways Group’s Class A Common Stock at $7.42 per share. The value attributed to the warrants at issuance is being amortized over the term of the warrants.

General Electric
      GE is the Company’s largest creditor. Together with GEES and other affiliates, GE directly financed or leased a substantial portion of the Company’s aircraft prior to the current Chapter 11 filing. In November 2001, US Airways obtained a $404 million credit facility from GE (2001 GE Credit Facility). The 2001 GE Credit Facility is secured by collateral including 11 A320-family aircraft and 28 spare engines. As discussed below, borrowings under the 2001 GE Credit Facility bear interest rates of LIBOR plus 3.5% and the term of the facility is 2012.
      In addition to the 2001 GE Credit Facility, GE has provided financing or guarantees on 145 of the Company’s current operating aircraft. It also maintains the engines on the Company’s B737-family aircraft, A320-family aircraft, B767 aircraft, EMB-170 aircraft and CRJ-200 aircraft. In connection with its Prior Bankruptcy, the Company reached a settlement with GE that resolved substantially all aircraft, aircraft engine and loan-related issues and the Company obtained additional financing from GE in the form of a liquidity facility of up to $360 million (2003 GE Liquidity Facility). Borrowings under the liquidity facility bear interest of LIBOR plus 4.25%. Every obligation of the Company to GE is generally cross-defaulted to the

2001 GE Credit Facility, the 2003 GE Liquidity Facility, the GE regional jet leases and the GE regional jet mortgage financings. All of the Company’s obligations to GE are generally cross-collateralized and cross-defaulted with all other obligations owned by any Debtor to General Electric Credit Corporation (GECC) or any of its affiliates (collectively, the GE Obligations).
      In November 2004, the Company reached a comprehensive agreement with GE and its affiliates as described in the Master Memorandum of Understanding (Master MOU) that was approved by the Bankruptcy Court on December 16, 2004. The Master MOU and the transactions contemplated by the term sheets will provide the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services and operating leases for new regional jets, while preserving the vast majority of US Airways’ mainline fleet owned by GECAS. The key aspects of the Master MOU are as follows: (i) agreements providing for continued use by the Company of certain Airbus, Boeing and regional jet aircraft, and the return to GECC of certain other leased Airbus and Boeing aircraft (the Aircraft Lease Term Sheet); (ii) GECC will provide a bridge facility of up to approximately $56 million for use by the Debtors during the pendency of the Chapter 11 proceedings (the Bridge Facility Term Sheet); (iii) GECC will purchase and immediately leaseback to US Airways (a) the assets securing the 2001 GE Credit Facility and the 2003 GE Liquidity Facility (collectively, the 2001 Credit Facility Assets), and other GE obligations, consisting of 11 Airbus aircraft and 28 spare engines and engine stands, and (b) ten regional jet aircraft currently debt financed by GECC; (iv) the balance of the 2001 GE Credit Facility will be restructured to provide additional liquidity of approximately $10 million, subject to the pledge of certain collateral to secure the 2001 GE Credit Facility; (v) subject to the Company’s satisfaction of certain financial tests and other conditions, GECC will provide lease financing for up to 31 additional regional jet aircraft (the Regional Jet Leasing Term Sheet); (vi) certain of US Airways’ engine maintenance agreements with GEES will be modified and assumed; and (viii) upon emergence from bankruptcy, convertible notes of the reorganized US Airways will be issued to GECC in the aggregate principal amount of $125 million (the Convertible Note Term Sheet).
      The Bridge Facility Term Sheet provides for a loan facility of up to $56 million made available by GECC to the Debtors in a series of drawdowns commencing on December 20, 2004, and ending on or before June 30, 2005 (the Bridge Facility). The Company and GECC entered into the Bridge Facility on December 20, 2004, at which time $20 million was drawn down under the facility. Interest on the Bridge Facility accrues at the rate of LIBOR plus 4.25% and will be payable in cash or in kind at the option of the Debtors. The Bridge Facility matures on the date the Company emerges from Chapter 11 and will be satisfied by the issuance of Convertible Notes described below. The Bridge Facility is cross-collateralized and cross-defaulted with all other GE obligations owed by any Debtor to GECC or any of its affiliates and will be granted status as an administrative expense claim with priority over all other administrative claims other than for aircraft financing deferrals, which are pari passu, and subordinate only to (i) the super-priority administrative expense claim of the ATSB and the ATSB Lenders as defined and provided for in the Cash Collateral Agreement (ii) postpetition wages and benefits, and (iii) any other new money debtor-in-possession financing.
      The 2001 GE Credit Facility will be amended to, among other things: (i) provide the Debtors with an additional $10 million of liquidity upon consummation of the sale-leaseback of the 2001 GE Credit Facility Assets and CRJ Mortgaged Assets (defined below), (ii) after the prepayment of the loan balance outstanding under the 2001 GE Credit Facility made in connection with the sale-leaseback of the 2001 GE Credit Facility Assets and CRJ Mortgaged Assets, as described below, revise the amortization schedule so that the remaining principal of the loan begins amortizing over a period of eight quarters following the Debtors’ emergence from bankruptcy (the Remaining Term), (iii) provide that the interest rate will be LIBOR plus 4.25% for the Remaining Term, and (iv) provide that the loan will be secured with a third lien position on three CRJ-700 aircraft (subject to first and second lien positions and conditioned upon consent of such senior lien holders pursuant to an inter-creditor agreement reasonably acceptable to GECC), a second lien position on one CRJ-700 aircraft (subject to first lien position and conditioned upon consent of such senior lien holders pursuant to an inter-creditor agreement reasonably acceptable to GECC) and a first lien position on one CF34 spare engine owned by US Airways, with the aggregate of any senior liens on such collateral not to exceed $62 million. The amendments to the 2001 GE Credit Facility do not constitute an assumption thereof, but it is anticipated that in connection with a plan of reorganization, the 2001 GE Credit Facility, as amended, will be reinstated.
      The Aircraft Lease Term Sheet sets forth a comprehensive agreement regarding the treatment of GECC-owned and mortgaged aircraft pursuant to Section 1110 of the Bankruptcy Code. The Debtors and GECC have agreed to subject certain of such aircraft to consensual Section 1110(a) agreements providing for continued use of such aircraft so long as the Company complies with the terms of such agreements. In certain cases, the Debtors and GECC have agreed to amend prepetition agreements. Except as set forth in the Master MOU or the Term Sheets attached to the Master MOU, the Section 1110(a) agreements and any related amendments will not constitute an assumption of any related underlying agreements, and no such agreement will constitute a postpetition contract for purposes of, among other things, Sections 365, 503 and 507 of the Bankruptcy Code, but will be subject to the Debtors’ obligations under Section 1110 of the Bankruptcy Code. After emergence from bankruptcy, US Airways will have an option to restructure the monthly rental obligations of certain additional B737-400 leases following the issuance of the Convertible Notes described below, for cash or additional convertible notes of equal market value.
      Subject to the swap of three aircraft contemplated by the Aircraft Lease Term Sheet, GECC will purchase the two A319 aircraft, the four A320 aircraft, the five A321 aircraft, the 14 CFM56-5B spare engines, the 14 CFM56-3B spare engines, and certain engine stands that currently secure the 2001 GE Credit Facility and the 2003 GE Liquidity Facility, together with the nine CRJ-200s and one CRJ-700 aircraft currently mortgage-debt financed by GECC (collectively, the CRJ Mortgaged Assets) for a total purchase price of approximately $640 million, subject to adjustment, at which time the 2001 Credit Facility Assets and the CRJ Mortgaged Assets will be leased back to US Airways under operating leases having an initial lease term expiring on the earlier of the Debtors’ emergence from Chapter 11 or June 30, 2005. The sale proceeds will be applied to repay (in order) the 2003 GE Liquidity Facility in full, the GECC mortgage-debt financed CRJ aircraft in full, and a portion of the 2001 GE Credit Facility, leaving a balance thereon of approximately $15 million, subject to adjustment, before the $10 million additional drawdown on the 2001 GE Credit Facility contemplated above. The operating leases may be extended upon the Debtors’ emergence from bankruptcy, will be cross-defaulted with all other GE Obligations (other than certain excepted obligations), and will be subject to return conditions to be agreed upon by the parties.
      The Debtors and the GE entities have reached an agreement with respect to five engine repair and maintenance agreements, and certain other matters. This agreement includes, among other things, the agreement of US Airways to assume three of such agreements of GEES and certain of its affiliates to: (i) forgive and release US Airways from certain prepetition obligations, (ii) defer certain payment obligations arising under such agreements, (iii) extend one maintenance agreement, (iv) continue certain existing deferrals, and (v) determine the treatment of certain removal charges.
      Pursuant to the Convertible Note Term Sheet, the Debtors have agreed that upon emergence from Chapter 11, as partial consideration for entering into the Master MOU, an affiliate of GECC will receive convertible notes of the reorganized US Airways in the aggregate principal amount of $125 million (Convertible Notes). The Convertible Notes will be convertible at any time, at the holders’ election, into shares of common stock of the reorganized Company (New Common Stock) at a conversion price equal to the product of (x) 140%-150% (at US Airways’ option) and (y) the average closing price of the New Common Stock for the sixty consecutive trading days following US Airways’ emergence from bankruptcy and the listing of the New Common Stock on the NASDAQ Stock Market or a national stock exchange. The Convertible Notes will bear interest at a rate to be determined no later than thirty days prior to the Debtors’ scheduled date of emergence from bankruptcy and interest will be payable semi-annually, in arrears, and will mature in 2020. US Airways will be permitted to redeem some or all of the Convertible Notes at any time on or after the fifth anniversary of the issuance of such notes, at a redemption price payable in cash or, subject to certain conditions, New Common Stock. Holders of the Convertible Notes may require US Airways to repurchase all or a portion of their Convertible Notes on the fifth and tenth anniversary of the issuance of such notes at 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest to the date of repurchase, payable, at US Airways election, in cash or New Common Stock. The Convertible Notes will be senior unsecured obligations and will rank equally in right of payment with all existing and future unsecured senior obligations of the reorganized US Airways. The Convertible Notes will be guaranteed by the parent holding company of the reorganized US Airways.
      Interest rates on $1.63 billion and $1.53 billion principal amount of debt as of December 31, 2004 and 2003, respectively, are subject to adjustment to reflect changes in floating interest rates. As of December 31, 2004, the weighted average effective interest rate was 7.9% for the Equipment financing agreements.
      The Class B Preferred Stock issued to RSA is subject to mandatory redemption on its maturity date of March 31, 2011 and is therefore classified as debt. Upon its maturity, the Company will be required to redeem each share for $1,000, or $75 million in aggregate, plus accrued and unpaid dividends. The Class B Preferred Stock holders are entitled to cumulative quarterly dividends at a rate of 8% per annum paid in cash by the Company. After March 31, 2006, the Company may redeem for cash each Class B Preferred Share at a redemption price initially equal to $1,025 declining ratably to par value through March 31, 2010, plus accrued and unpaid dividends. The carrying value of the Class B Preferred Stock as of December 31, 2004 and 2003, was $54 million and $49 million, net of unamortized discount of $24 million and $26 million, respectively. See Note 12 for further discussion of dividend payments.

5.	Employee Pension and Benefit Plans
      Substantially all of the Company’s employees meeting certain service and other requirements are eligible to participate in various pension, medical, dental, life insurance, disability and survivorship plans.
      (a)            Defined benefit and other postretirement benefit plans
      The Company sponsors several qualified defined benefit plans and other postretirement benefit plans for certain employees. Effective March 31, 2003, US Airways terminated its qualified and nonqualified pilot defined benefit pension plans. The PBGC was appointed trustee of the qualified plan effective with the termination. Liabilities related to pension plans covering foreign employees are calculated in accordance with generally accepted accounting principles and funded in accordance with the laws of the individual country.
      On November 12, 2004, US Airways filed a motion requesting a determination from the Bankruptcy Court that US Airways satisfied the financial requirements for a “distress termination” of the Retirement Plan for Flight Attendants in the Service of US Airways, Inc. (AFA Plan), the Pension Plan for Employees of US Airways, Inc. Who Are Represented by the International Association of Machinists and Aerospace Workers (IAM Plan), and the Retirement Plan for Certain Employees of US Airways, Inc. (CE Plan) under section 4041(c)(2)(B)(ii)(IV) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and approval of each such plan’s termination. These plans were projected to have benefit obligations and plan assets aggregating $2.7 billion and $1.7 billion, respectively, as of September 30, 2004, the most recent valuation date. On January 6, 2005, the Bankruptcy Court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA Plan and the IAM Plan were terminated effective January 10, 2005, by agreement between the Pension Benefit Guaranty Corporation (PBGC) and US Airways. The CE Plan was terminated effective January 17, 2005, by agreement between the PBGC and US Airways. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      During hearings in late 2004 and January 2005, the Bankruptcy Court approved various settlement agreements between US Airways and its unions, and between US Airways and the court-appointed Section 1114 Committee (representing retirees not represented by the unions) to begin the significant curtailments of postretirement benefits.
      In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Prescription Drug Act) became law in the United States. The Medicare Prescription Drug Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The Company elected to recognize the effects of the Medicare Prescription Drug Act in the quarter ended June 30, 2004, as permitted by FASB Staff Position FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.”

      The recognition of this subsidy resulted in a reduction in expense of $20 million for the year ended December 31, 2004 and a $198 million actuarial gain that will be amortized over the remaining period to expected retirement. Significant assumptions included in the re-measurement of the accumulated postretirement benefit obligation are a 6.25% discount rate and a reduction in retiree participation in the Company-sponsored plan as certain defined drug benefit caps make the plan more costly to retirees than Medicare.
      The following table sets forth changes in the fair value of plan assets, benefit obligations and the funded status of the plans as of the measurement date of September 30, 2004 and 2003, in addition to the amounts recognized in the Company’s Consolidated Balance Sheets as of December 31, 2004, December 31, 2003 and March 31, 2003 (in millions):

	Defined Benefit Pension Plans(1)			Other Postretirement Benefits

			Predecessor			Predecessor
	Successor Company		Company	Successor Company		Company

		Nine	Three		Nine	Three
		Months	Months		Months	Months
	Year Ended	Ended	Ended	Year Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Mar. 31,
	2004	2003	2003	2004	2003	2003

Fair value of plan assets at the beginning of the period	$1,667	$1,566	$2,842	$—	$—	$—
Actual return on plan assets	178	158	77	—	—	—
Employer contributions	29	2	6	51	27	21
Plan participants’ contributions	—	—	—	16	8	3
Gross benefits paid	(125)	(59)	(136)	(67)	(35)	(24)
Settlement	—	—	(1,223)	—	—	—

Fair value of plan assets at the end of the period	1,749	1,667	1,566	—	—	—

Benefit obligation at the beginning of the period	2,589	2,380	5,287	1,654	1,644	1,693
Service cost	42	29	28	39	30	11
Interest cost	158	114	90	88	75	29
Plan participants’ contributions	—	—	—	16	8	3
Plan amendments	—	—	—	—	(94)	(168)
Actuarial (gain) loss	84	125	381	(361)	26	100
Curtailment/settlement(2)	—	—	(3,270)	—	—	—
Gross benefits paid	(125)	(59)	(136)	(67)	(35)	(24)

Benefit obligation at the end of the period	2,748	2,589	2,380	1,369	1,654	1,644

Funded status of the plan	(999)	(922)	(814)	(1,369)	(1,654)	(1,644)
Unrecognized actuarial (gain)/ loss	100	58	—	(329)	24	—
Unrecognized prior service cost (benefit)	—	—	—	(71)	(84)	—
Contributions for October to December	1	—	—	15	13	—

Net liability recognized	$(898)	$(864)	$(814)	$(1,754)	$(1,701)	$(1,644)

      Components of the amounts recognized in the Company’s Consolidated Balance Sheets (in millions):

	Defined Benefit Pension Plans(1)			Other Postretirement Benefits

	Successor		Predecessor			Predecessor
	Company		Company	Successor Company		Company

	Dec. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Mar. 31,
	2004	2003	2003	2004	2003	2003

Accrued benefit cost	$(898)	$(864)	$(814)	$(1,754)	$(1,701)	$(1,644)
Adjustment for minimum pension liability	(120)	(86)	—	—	—	—
Accumulated other comprehensive loss	120	86	—	—	—	—

Net amount recognized	$(898)	$(864)	$(814)	$(1,754)	$(1,701)	$(1,644)

(1)	For plans with accumulated benefit obligations in excess of plan assets, the aggregate projected benefit obligations, accumulated benefit obligations and plan assets were $2.75 billion, $2.72 billion and $1.75 billion, respectively, as of September 30, 2004 and $2.59 billion, $2.57 billion and $1.67 billion, respectively, as of September 30, 2003.

(2)	In 2003, US Airways recognized curtailments and settlements related to the termination of certain defined benefit pension plans. These curtailments and settlements were recognized in accordance with Statement of Financial Accounting Standards No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”
     The accumulated benefit obligation for defined benefit pension plans was $2.72 billion and $2.57 billion as of September 30, 2004 and 2003.
      The following table presents the weighted average assumptions used to determine benefit obligations:

	Defined Benefit Pension Plans			Other Postretirement Benefits

			Predecessor			Predecessor
	Successor Company		Company	Successor Company		Company

		Nine	Three		Nine	Three
		Months	Months		Months	Months
	Year Ended	Ended	Ended	Year Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Mar. 31,
	2004	2003	2003	2004	2003	2003

Discount rate	6.00%	6.00%	6.50%	6.00%	6.00%	6.50%
Rate of compensation increase	3.75%	3.74%	3.75%	4.00%	4.00%	4.00%
      The Company discounted both its future pension obligations and its other postretirement benefit obligations using a rate of 6.00% at September 30, 2004 and 2003. The assumed discount rate is based on the current rates earned on long-term bonds that receive one of the two highest ratings given by a recognized rating agency.
      The assumed health care cost trend rates are 9% in 2005 and 2006, decreasing to 5% in 2010, and thereafter. This compares to a health care cost trend rate of 9% in 2004 decreasing to 5% in 2009 and thereafter. The assumed health care cost trend rates have a significant effect on amounts reported for retiree health care plans. A one-percentage point change in the health care cost trend rates would have the following effects on Other Postretirement Benefits as of September 30, 2004 (in millions):

	1% Increase	1% Decrease

Effect on total service and interest costs	$55	$(45)
Effect on postretirement benefit obligation	$407	$(338)
      Weighted average assumptions used to determine net periodic benefit cost were as follows:

	Defined Benefit Pension Plans			Other Postretirement Benefits

			Predecessor			Predecessor
	Successor Company		Company	Successor Company		Company

		Nine	Three		Nine	Three
		Months	Months		Months	Months
	Year Ended	Ended	Ended	Year Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Mar. 31,
	2004	2003	2003	2004	2003	2003

Discount rate	6.00%	6.50%	6.75%	6.19%	6.50%	6.75%
Expected return on plan assets	8.01%	8.01%	8.75%	—	—	—
Rate of compensation increase	3.74%	3.75%	5.42%	4.00%	4.00%	5.22%

      Components of the net and total periodic cost for Pension Benefits (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	Dec. 31, 2004	Dec. 31, 2003	Mar. 31, 2003	Dec. 31, 2002

Service cost	$42	$29	$28	$194
Interest cost	158	114	90	420
Expected return on plan assets	(132)	(91)	(70)	(332)
Amortization of:
Transition asset	—	—	—	(4)
Prior service cost	—	—	1	10
Actuarial (gain)/loss	(2)	—	1	38

Net periodic cost	66	52	50	326
Fresh start charge	—	—	1,004	—
Curtailment/settlement	—	—	(1,391)	42

Total periodic cost	$66	$52	$(337)	$368

      Components of the net and total periodic cost for Other Postretirement Benefits (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended Dec. 31,	Ended	Year Ended
	Dec. 31, 2004	2003	Mar. 31, 2003	Dec. 31, 2002

Service cost	$39	$30	$11	$47
Interest cost	88	75	29	110
Amortization of:
Prior service cost	(13)	(9)	(10)	(12)
Actuarial (gain)/loss	(9)	—	6	—

Net periodic cost	105	96	36	145
Fresh start charge	—	—	118	—
Curtailment	—	—	—	(120)

Total periodic cost	$105	$96	$154	$25

      The change in the additional minimum pension liability included in Other comprehensive income (loss) was $(34) million, $(86) million, and $880 million for the year ended December 31, 2004, the nine months ended December 31, 2003, and the three months ended March 31, 2003, respectively. See Note 8 for a reconciliation of the components of Other comprehensive income.
      Because US Airways does not expect to make further contributions to the three defined benefit pension plans, future contributions to the remaining plans are expected to be immaterial. The Company expects to contribute $63 million to its other postretirement plans in 2005. Prior to the termination of the three US Airways defined benefit plans in January 2005, the following benefits, which reflect expected future service, as appropriate, were expected to be paid from the plans (in millions):

		Other
		Postretirement
	Defined Benefit	Benefits before
	Pension Plans	Medicare Subsidy	Medicare Subsidy

2005	$125	$63	$—
2006	126	66	4
2007	128	71	5
2008	139	75	6
2009	150	74	7
2010 to 2014	788	421	43
      The Company assumed that its pension plans’ assets would generate a long-term rate of return of 7.36% at September 30, 2004. This rate is lower than the assumed rate of 8.01% used at September 30, 2003. The expected long-term rate of return assumption is developed by evaluating input from the plan’s investment consultants, including their review of asset class return expectations and long-term inflation assumptions.

      The weighted average asset allocations as of September 30, 2004 and 2003, by asset category are as follows:

	Plan Assets

	2004	2003

Equity securities	50%	47%
Debt securities	41	46
Real estate	8	4
Other	1	3

Total	100%	100%

      The Company’s targeted asset allocation is approximately 46% equity securities, 45% debt securities, and 9% real estate. The Company believes that its long-term asset allocation on average will approximate the targeted allocation. The Company regularly reviews its actual asset allocation and periodically rebalances its investments to its targeted allocation when considered appropriate.

(b)	Defined contribution pension plans
      The Company sponsors several defined contribution pension plans for certain employees. The Company makes cash contributions to certain plans based on the employee’s age, compensation and elected contributions. The Company also participates in a multi-employer plan for certain employees. Cash contributions are a function of hours worked times a negotiated contribution rate. Prior to the reductions implemented in connection with its restructured labor agreements and non-union wage and benefits reductions in late 2004, the Company’s contributions ranged up to 12% of the employee’s compensation. Expenses related to these plans, excluding expenses related to the US Airways Employee Stock Ownership Plan (ESOP) and the US Airways pilot defined contribution plans (see below), were approximately $52 million, $40 million, $12 million, and $67 million for year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, respectively. See Note 5(d) for information related to the Company’s ESOP.
      In connection with its previous reorganization under Chapter 11 of the Bankruptcy Code, the Company terminated the Retirement Income Plan for Pilots of US Airways, Inc. (Pilot Retirement Plan) and the related nonqualified pilot plan effective March 31, 2003. The Company implemented a qualified and nonqualified defined contribution plan for pilots effective April 1, 2003. The defined contribution amount was individually determined based on a target normal retirement date balance of approximately $1 million for a career US Airways pilot. The target balance included the estimated value of other retirement benefits including, but not limited to, the estimated benefit pilots are expected to receive from the PBGC, the trustee for the terminated pilot defined benefit plan. Effective October 15, 2004, each pilot’s contribution rate became the lessor of the original rate or 10% of eligible compensation. Expenses for this plan were $134 million for each of the year ended December 31, 2004 and the nine months ended December 31, 2003.

(c)	Postemployment benefits
      The Company provides certain postemployment benefits to its employees. Such benefits include disability-related and workers’ compensation benefits and severance payments for certain employees (See Note 16, Unusual Items). The Company accrues for the cost of such benefit expenses once an appropriate triggering event has occurred.

(d)	Employee stock ownership plan (ESOP)
      In August 1989, US Airways established an ESOP. US Airways Group sold 2,200,000 shares of its common stock to an Employee Stock Ownership Trust (the Trust) to hold on behalf of US Airways’ employees, exclusive of officers, in accordance with the terms of the Trust and the ESOP. The trustee placed those shares in a suspense account pending their release and allocation to employees. US Airways provided financing to the Trust in the form of a 9 3/4% loan for $111 million for its purchase of shares and US Airways contributed an additional $2 million to the Trust. US Airways made a yearly contribution to the Trust sufficient to cover the Trust’s debt service requirement. The contributions were made in amounts equal to the periodic loan payments as they came due, less dividends available for loan payment. Since US Airways Group did not pay dividends on any shares held by the Trust for the three months ended March 31, 2003 or the year ended December 31, 2002, the Trust did not utilize dividends to service its debt during those periods. The initial maturity of the loan was 30 years. As the loan was repaid over time, the trustee systematically released shares of the common stock from the suspense account and allocated them to participating employees. Each participant’s allocation was based on the participant’s compensation, the total compensation of all ESOP participants and the total number of shares being released. For each year after 1989, a minimum of 71,933 shares were released from the suspense account and allocated to participant accounts. Annual contributions made by US Airways, and therefore loan repayments made by the Trust, were $9 million in 2003 and 2002. The interest portion of these contributions was $7 million in 2003 and 2002. US Airways recognized compensation expense related to the ESOP of $4 million in 2002 based on shares allocated to employees (the “shares allocated” method). In June 2002, US Airways Group engaged Aon Fiduciary Counselors (Aon) as an independent fiduciary of the ESOP, with the authority to make all decisions related to sale of the stock held in the ESOP. In September 2002, Aon sold all shares that were allocated to participant accounts. All unallocated shares in the ESOP were cancelled in accordance with the Company’s 2003 Plan. As a result, the Company recognized a charge of $50 million in 2002 representing the remaining unamortized deferred compensation to Reorganization items, net on the Company’s Consolidated Statement of Operations. Effective March 31, 2003, the ESOP was terminated as provided in the 2003 Plan. The note payable to US Airways was cancelled under the provisions of the 2003 Plan. Participant accounts were distributed by December 31, 2003.

(e)	Profit sharing plans
      Under the Defined Contribution Retirement Program, US Airways makes additional contributions to participant accounts for certain employees when US Airways Group achieves certain prescribed pre-tax margin levels. US Airways did not make any profit sharing contributions relating to 2004, 2003 or 2002.

6.	Income Taxes
      The Company accounts for income taxes according to the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” The Company files a consolidated federal income tax return with its wholly owned subsidiaries.
      In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company recorded a valuation allowance against its net deferred tax asset. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary differences will become deductible.
      The components of the Company’s provision (credit) for income taxes are as follows (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Current provision:
Federal	$(3)	$3	$—	$(252)
State	(3)	5	—	—

Total current	(6)	8	—	(252)

Deferred provision:
Federal	(1)	—	—	—
State	(3)	3	—	—

Total deferred	(4)	3	—	—

Provision (credit) for income taxes	$(10)	$11	$—	$(252)

      The significant components of the deferred income tax provision (credit) for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002 are as follows (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Deferred tax provision (exclusive of the other components listed below)	$(237)	$415	$356	$(417)
Increase (decrease) in the valuation allowance for deferred tax assets	233	(412)	(356)	417

Total	$(4)	$3	$—	$—

      A reconciliation of taxes computed at the statutory federal tax rate on income (loss) before income taxes to the provision (credit) for income taxes is provided below (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Tax provision (credit) computed at federal statutory rate	$(217)	$(57)	$572	$(670)
Book expenses not deductible for tax purposes	2	11	(203)	15
State income tax provision, net of federal benefit	(4)	5	—	—
Increase (decrease) in the federal valuation allowance	206	(307)	(370)	371
Reduction in net operating losses from discharge of indebtedness	—	351	—	—
Expiration of investment and foreign tax credits	6	19	—	25
Other	(3)	(11)	1	7

Provision (credit) for income taxes	$(10)	$11	$—	$(252)

Effective tax rate	2%	7%	—%	13%

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows (in millions):

	2004	2003

Deferred tax assets:
Employee benefits	$1,162	$1,141
Net operating loss carryforwards	313	30
Other deferred tax assets	195	184
AMT credit carryforward	24	27
Leasing transactions	10	10
Federal general business and foreign tax credit carryforwards	—	6
Valuation allowance	(825)	(592)

Net deferred tax assets	879	806

Deferred tax liabilities:
Depreciation and amortization	676	654
Sale and leaseback transactions	112	82
Other deferred tax liabilities	105	73

Total deferred tax liabilities	893	809

Net deferred tax liabilities	14	3

Less: current deferred tax liabilities	—	—

Noncurrent deferred tax liabilities	$14	$3

      Included in the employee benefit deferred tax assets at December 31, 2004 and 2003, among other items, are $662 million and $632 million, respectively, related to obligations of postretirement medical benefits.

      As of December 31, 2004, the Company had a $780 million federal net operating loss carryforward expiring in 2024, $24 million of alternative minimum tax credits which do not expire, and $1.8 billion of state net operating loss carryforwards primarily expiring from 2006 to 2024. The Company filed for bankruptcy protection on September 12, 2004. As a result, the tax attributes are expected to be substantially reduced or eliminated by cancellation of debt income that will result from the bankruptcy proceedings. Additionally, the Company may have a change in ownership upon emergence from bankruptcy, in which case Internal Revenue Code Section 382 would substantially limit the annual usage of any remaining tax attributes that were generated prior to the change in ownership.
      At December 31, 2003, the federal and state net operating loss carryforwards were reduced by discharge of indebtedness income of $1.2 billion that resulted from the August 2002 bankruptcy proceedings. In addition, an Internal Revenue Code Section 382 change in ownership occurred upon emergence from the Prior Bankruptcy and issuance of new common stock to creditors. Section 382 substantially limited the annual usage of the tax attributes that were generated prior to the change in ownership.
      The federal income tax returns of the Company through 2002 have been examined and settled with the Internal Revenue Service. The Company is not currently under examination.
      The following table is a summary of pretax book income and taxable income prior to net operating loss carryforwards for the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002 (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Pretax book income (loss)	$(621)	$(163)	$1,635	$(1,915)
Taxable income (loss)	(561)	160	259	(1,102)
      The reasons for significant differences between taxable income and pretax book income primarily relate to discharge of indebtedness income, bankruptcy-related charges, employee pension and postretirement benefit costs, employee-related accruals and leasing transactions.

7.	Commitments and Contingencies

(a)	Commitments to purchase flight equipment
      As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order scheduled for delivery in the years 2007 through 2009. US Airways Group also had ten A330-200 aircraft on firm order scheduled for delivery in the years 2007 through 2009. On February 3, 2005, the Bankruptcy Court approved the Company’s agreement with Airbus providing for, among other things, delivery of the 19 A320-family aircraft in years 2008 through 2010 and delivery of the ten A330-200 aircraft in years 2008 through 2009.
      In December 2004, the Company reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the Bankruptcy Court in January 2005. Pursuant to the agreement reached with Embraer, the Company purchased and took delivery of three ERJ-170 aircraft in January 2005 and committed to purchase and take delivery of three additional ERJ-170 aircraft by March 31, 2005. The purchase of the three ERJ-170s delivered in January 2005 was financed by Embraer through a mortgage loan facility and the application of $17 million of existing purchase deposits held by Embraer. Additionally, $12 million of purchase deposits held by Embraer will be used to fund an Embraer loan reserve. Embraer will apply the reserve funds in the amounts and on the dates as and when payments are due under the Embraer loans during the period from October 1, 2004 through July 31, 2005 in full satisfaction of the Company’s payment obligation with respect to such Embraer loans during such period. Upon delivery of the first three ERJ-170s, which occurred in January 2005, unless the Company assumes the Embraer aircraft purchase agreement pursuant to Section 365 of the Bankruptcy Code, no further obligations arise on the part of the Company or Embraer with respect to the purchase and delivery of any aircraft, other than those obligations that arise from or are related to the purchase and delivery of the final three ERJ-170s in March

2005. Embraer and the Company have agreed to negotiate a new delivery schedule upon the Company’s assumption of the Embraer aircraft purchase agreement or upon the occurrence of certain other events.
      In the event that the Company fails to take delivery by March 31, 2005 of the remaining three ERJ-170 aircraft , damages will accrue on account of the Company’s failure to take delivery of such aircraft from and after April 1, 2005 at the rate of $162,795 per month per aircraft until the later of (i) 30 days after the Company emerges from Chapter 11 and (ii) July 31, 2005, whereupon Embraer’s obligation to deliver such aircraft will terminate and its damages with respect to such undelivered aircraft may be as much as $10 million (rather than at the rate of $162,795 per month), with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages.
      Under the agreement reached with Bombardier, the Company acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank. Additionally $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. So long as the Company continues to operate under the protection of Chapter 11 in compliance with the Bankruptcy Code, no obligations shall arise on the part of the Company or Bombardier with respect to the purchase and delivery of any aircraft.

(b)	Leases
      The Company’s airline subsidiaries lease certain aircraft, engines and ground equipment, in addition to the majority of their ground facilities. Ground facilities include executive offices, maintenance facilities and ticket and administrative offices. Public airports are utilized for flight operations under lease arrangements with the municipalities or agencies owning or controlling such airports. Substantially all leases provide that the lessee must pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Some leases also include renewal and purchase options. The Company subleases certain leased aircraft and ground facilities under noncancelable operating leases expiring in various years through the year 2023.
      The following amounts related to capital leases are included in Property and equipment as of December 31, 2004 and 2003 (in millions):

	2004	2003

Ground property	$34	$51
Less accumulated amortization	(3)	(4)

Total Net Book Value of Capital Leases	$31	$47

      As of December 31, 2004, obligations under capital and noncancelable operating leases for future minimum lease payments were as follows (in millions):

	Capital Leases	Operating Leases

2005	$5	$878
2006	5	774
2007	5	707
2008	5	629
2009	5	554
Thereafter	104	4,169

Total minimum lease payments	129	7,711
Less sublease rental receipts	—	(4)

Total minimum operating lease payments	129	$7,707

Less amount representing interest	(80)

Present value of future minimum capital lease payments	49
Less current obligations under capital leases	(1)

Long-term obligations under capital leases	$48

      For the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003 and the year ended December 31, 2002, rental expense under operating leases was $793 million, $591 million, $194 million, and $861 million, respectively.
      The Company’s airline subsidiaries also lease certain owned flight equipment to third parties under noncancelable operating leases that expire in 2006. The future minimum rental receipts associated with these leases are $3 million in 2005 and $1 million in 2006.
      The following amounts relate to aircraft leased under such agreements as reflected in flight equipment as of December 31, 2004 and 2003 (in millions):

	2004	2003

Flight equipment	$8	$53
Less accumulated amortization	(3)	(3)

	$5	$50

(c)	Regional jet capacity purchase agreements
      US Airways has entered into capacity purchase agreements with certain regional jet operators. The capacity purchase agreements provide that all revenues (passenger, mail and freight) go to US Airways. In return, US Airways agrees to pay predetermined fees to the regional airlines for operating an agreed number of aircraft, without regard to the number of passengers onboard. In addition, these agreements provide that certain variable costs, such as fuel and airport landing fees, will be reimbursed 100% by US Airways. US Airways controls marketing, scheduling, ticketing, pricing and seat inventories. The regional jet capacity purchase agreements have expirations from 2008 to 2013 and provide for optional extensions at the Company’s discretion. The future minimum noncancelable commitments under the regional jet capacity purchase agreements are $257 million in 2005, $262 million in 2006, $268 million in 2007 and $266 million in 2008, $202 million in 2009 and $266 million thereafter.

(d)	Legal Proceedings
      On September 12, 2004, US Airways Group and its domestic subsidiaries, including its principal operating subsidiary, US Airways, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 03-13823-SSM). Each of the Debtors continues to operate its business and manage its property as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. As a result of the current Chapter 11 filing, attempts to collect, secure or enforce remedies with respect to prepetition claims against the Debtors are subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code.
      On February 26, 2004, a company called I.A.P. Intermodal, LLC filed suit against US Airways Group and its wholly owned airline subsidiaries in the United States District Court for the Eastern District of Texas alleging that the defendants infringed upon three patents held by plaintiffs, all of which patents are entitled, “Method to Schedule a Vehicle in Real-Time to Transport Freight and Passengers.” Plaintiff seeks various injunctive relief as well as costs, fees and treble damages. US Airways Group and the subsidiaries were formally served with the complaint on June 21, 2004. US Airways Group is unable to ascertain at this time the likelihood or potential scale of liability. It should be noted that on the same date, the same plaintiff filed what the Company believes to be substantially similar cases against nine other major airlines, including British Airways, Northwest Airlines Corporation (Northwest), Korean Airlines Co., Ltd., Deutsche Lufthansa AG, Air France, Air Canada, Singapore Airlines Ltd., Delta Airlines, Inc. (Delta), and Continental Airlines, Inc., and had filed a suit against the parent company of American Airlines in December, 2003. This action was stayed as to US Airways Group and its wholly owned subsidiaries as a result of the bankruptcy filing on September 12, 2004.
      The Port Authority of New York and New Jersey filed a proof of claim against US Airways in the Prior Bankruptcy. The claim was in the amount of $8.5 million and it alleged environmental contamination and building deficiencies at LaGuardia Airport. US Airways’ liability and defenses to such liability were unaffected by the Prior Bankruptcy. US Airways has received no notice, inquiry or other communication from the Port Authority other than in connection with the proof of claim, and therefore is unable to evaluate at this time the validity of the underlying claim, the degree to which US Airways might share responsibility with other parties, or the cost of cleanup or correction of the alleged building deficiencies.
      On January 7, 2003, the Internal Revenue Service (IRS) issued a notice of proposed adjustment to US Airways Group proposing to disallow $573 million of capital losses that US Airways Group sustained in the tax year 1999 on the sale of stock of USLM Corporation (USLM). On February 5, 2003, the IRS filed a proof of claim with the Bankruptcy Court in connection with the Prior Bankruptcy asserting the following claims with respect to USLM: (1) secured claims for U.S. federal income tax and interest of $0.7 million; (2) unsecured priority claims for U.S. federal income tax of $68 million and interest of $14 million; and (3) an unsecured general claim for penalties of $25 million. On May 8, 2003, US Airways Group reached a tentative agreement with the IRS on the amount of U.S. federal income taxes, interest and penalties due subject to final approval from the Joint Committee on Taxation. By letter dated September 11, 2003, US Airways Group was notified that the Joint Committee on Taxation had accepted the tentative agreement with the IRS, including a settlement of all federal income taxes through the end of 2002. Due to the bankruptcy filing on September 11, 2004, which suspended payment of prepetition liabilities, final payment terms under the agreement have not been submitted to the Bankruptcy Court for approval.
      US Airways is named as a defendant along with most of the major domestic airlines, several national carriers and a number of international carriers, in a class action lawsuit on behalf of all United States-based travel agents filed in federal court in North Carolina. The complaint alleges violation of the federal antitrust laws with respect to commission rate reductions and/or commission cap reductions implemented by various airlines in 1997, 1998, 1999, 2001 and 2002. Plaintiffs seek unspecified damages for lost commissions, as well as injunctive relief. On October 30, 2003, the federal court granted a motion for summary judgment dismissing all claims against airline defendants other than the carriers then in bankruptcy, including US Airways, because proceedings had been stayed against those bankrupt defendants. That grant of summary judgment was affirmed by the Fourth Circuit Court of Appeals. On January 28, 2004, the federal court in North Carolina dismissed all claims against US Airways. The plaintiffs in this proceeding had also filed a claim in Bankruptcy Court for prepetition and continuing postpetition damages. The Bankruptcy Court determined that the entire claim was prepetition and unsecured, and the plaintiffs appealed this decision to the District Court. The parties agreed to stay this appeal pending the outcome of the plaintiffs’ appeal of the grant of summary judgment in the North Carolina action. Following the Fourth Circuit’s decision to affirm the summary judgment ruling, the plaintiffs dismissed their appeal of the Bankruptcy Court decision.
      Williard, Inc. (Williard), together with the joint venture of Williard and Len Parker Associates (Williard/ Parker), was awarded construction contracts with US Airways for work to be performed at the Philadelphia International Airport. On May 29, 2002, US Airways terminated the largest contract between the parties. Williard and Williard/ Parker sued US Airways in Pennsylvania state court for over $14 million in damages representing termination costs and lost profits, along with other alleged contractual damage claims. Subsequently, Limbach Company, LLC (Limbach) alleged that it purchased the claims of Williard. After a trial, the Bankruptcy Court, on June 7, 2004, determined the value of the Limbach and Limbach/ Parker claims to be $2,542,843. Limbach and Limbach/ Parker are challenging on appeal various rulings of the Bankruptcy Court, including the amount of the claim and its status as an unsecured claim. US Airways has also filed an appeal. Limbach and Limbach/ Parker have filed an action in state court against the City of Philadelphia (the City) and the Philadelphia Authority for Industrial Development (PAID) and received permission to include US Airways as a co-defendant, provided that Limbach and Limbach/ Parker did not make any claims against US Airways in that action. In the lawsuit against the City and PAID, Limbach and Limbach/ Parker are seeking the same sums as in their earlier lawsuit and proofs of claim against US Airways, but this time under the equitable theories of third-party beneficiary, quantum meruit and constructive trust. The court in the Philadelphia action dismissed US Airways from the lawsuit and dismissed the third-party beneficiary claims against the City and PAID. These rulings are subject to appeal at a later date. On May 21, 2004, the City and PAID filed a Motion for Summary Judgment seeking dismissal of the lawsuit. Should Limbach and/or Limbach/ Parker recover in the Philadelphia action against the City and PAID, that award would be paid at 100 cents on the dollar. US Airways may have an obligation to indemnify the City and

PAID under its agreements related to the airport development, which US Airways assumed as part of the Prior Bankruptcy. Therefore, any recovery by Limbach and/or Limbach/ Parker against the City and PAID could result in an indemnification claim that US Airways may have to pay at full value. Proceedings in the Bankruptcy Court were stayed by the bankruptcy filing on September 12, 2004.
      On October 4, 2004, the System Board of Adjustment (the System Board) issued a ruling in which the Company’s outsourcing of heavy maintenance visits was deemed to be in violation of the collective bargaining agreement between US Airways and the IAM as the representative of Mechanic and Related Employees. The System Board ordered the Company to cease and desist from outsourcing the work, and ordered that affected employees be made whole. The System Board did not specify any particular monetary remedy and none has since been decided or agreed upon by the parties. However, the Bankruptcy Court’s order granting in part the Company’s motion for relief under Section 1113(e) of the Bankruptcy Code included relief from any restrictions on the Company’s right to outsource the work covered by this award through February 15, 2005. Neither the Company’s Section 1113(e) motion nor the Bankruptcy Court’s order addressed the make-whole portion of this award. On November 12, 2004, the Company filed a motion asking the Bankruptcy Court for permission to reject the IAM collective bargaining agreement under which the grievance had been filed. On January 6, 2005, the Bankruptcy Court granted the Company’s motion. On January 21, 2005, the IAM ratified a new collective bargaining agreement to replace the one that had been rejected, and as part of the new agreement, the IAM agreed not to pursue any claims for damages associated with the rejection of the previous agreement.
      The Company and US Airways have been named as defendants in two lawsuits filed in federal district court for the Eastern District of Michigan. Delta is also named as a defendant in both actions, while Northwest and the Airlines Reporting Corporation were sued separately in a third action. The complaints were filed on behalf of a class of airline passengers who originated or terminated their trips at the defendant carriers’ respective hubs. These passengers allege that they paid excessive fares due to the respective airlines’ enforcement of ticketing rules that prohibit the use of a connecting segment coupon that is part of a through-fare ticket where the passenger does not fly or intend to fly the entire ticketed itinerary. Plaintiffs allege monopolization and restraint of trade in violation of federal antitrust laws. They seek recovery of treble damages from all named defendants in the amount of $390 million and an injunction prohibiting future enforcement of the rules at issue. On May 16, 2002, the court denied the defendant airlines’ Motion for Summary Judgment and granted the plaintiffs’ Motion for Class Certification in each of the cases. On May 31, 2002, the Company and US Airways filed a petition with the United States Court of Appeals for the Sixth Circuit seeking a discretionary review of the certification order. On November 21, 2002, the petition for permission to appeal the class certification decision was denied. On December 4, 2002, Delta and Northwest filed a rehearing petition seeking en banc review of the initial Sixth Circuit denial. On February 24, 2003, Northwest and Delta’s petition for rehearing en banc was denied. Notwithstanding the district court’s denial of summary judgment and the petition, the Company and US Airways believe the claims are without merit and intend to pursue a vigorous defense. The automatic stay under Section 362(a) of the Bankruptcy Code was lifted when the Company emerged from bankruptcy on March 31, 2003, but the action was subsequently stayed once more as a result of the Company’s bankruptcy filing on September 12, 2004.
      In May 1995, the Company, US Airways and the Retirement Plan for Pilots of US Airways, Inc. (Pilot Retirement Plan) were sued in federal district court for the District of Columbia by 481 active and retired pilots, alleging that defendants had incorrectly interpreted the plan provisions and erroneously calculated benefits under the Pilot Retirement Plan. The plaintiffs sought damages in excess of $70 million. In May 1996, the court issued a decision granting US Airways’ Motion to Dismiss the majority of the complaint for lack of jurisdiction, deciding that the dispute must be resolved through the arbitration process under the Railway Labor Act because the Pilot Retirement Plan was collectively bargained. The plaintiffs appealed the district court’s dismissal and in February 1999, the U.S. Court of Appeals upheld the district court’s decision originally granted in May 1996, in the defendants’ favor. In May 1999, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court. In October 1999, the U.S. Supreme Court denied the plaintiffs’ petition for certiorari. The U.S. District Court retained jurisdiction over one count of the complaint, alleging violation of a disclosure requirement under ERISA. In August 2000, the U.S. District Court dismissed the remaining count without prejudice, giving plaintiffs the right to reinstate their claims after completion of the arbitration. Certain of the plaintiffs filed a claim before the US Airways Pilot Retirement Board, requesting arbitration of their claim for benefits that they believe were erroneously calculated, and the Retirement Board selected an arbitrator to decide certain issues related to the plaintiffs’ claims for benefits. However, the Pilot Retirement Plan was terminated on March 31, 2003, and on April 1, 2003 the PBGC became trustee of the plan. Also, claims related to this matter were expunged in the Prior Bankruptcy. Accordingly, the Company does not believe there is any continuing risk of material liability associated with this matter.
      On September 29, 2000, US Airways intervened in a proceeding that was originally brought on January 26, 1998, by the Pennsylvania Department of Environment Protection (DEP) against Allegheny County, Pennsylvania and the Allegheny County Aviation Administration (ACAA), alleging that a variety of airfield and aircraft de-icing activities at Pittsburgh International Airport (Airport) violated the requirements of (a) a 1994 Consent Order and Adjudication issued to Allegheny County and air carrier tenants at the Airport, (b) the Airport’s National Pollutant Discharge Elimination System Permit, and (c) the Pennsylvania Clean Streams Law. The action was brought before the Pennsylvania Environmental Hearing Board. During March 2001, the Environmental Hearing Board approved Allegheny County’s Motion to Withdraw the Appeal without Prejudice, thereby terminating the appeal. However, during the course of settlement discussions leading to the termination of the appeal, the DEP advised Allegheny County and US Airways that DEP (i) will require additional measures to be taken to control de-icing materials at the Airport, and (ii) will assess a civil penalty against Allegheny County and US Airways for the alleged violations described above. The ACAA, US Airways and the DEP have continued to work together with the goal of fashioning an ultimate resolution to the de-icing issues. The Company does not believe that the settlement of this matter will have a material adverse effect on its financial condition, results of operations or liquidity.

(e)	Guarantees
      US Airways guarantees the payment of principal and interest on certain special facility revenue bonds issued by municipalities to build or improve certain airport and maintenance facilities which are leased to US Airways. Under such leases, US Airways is required to make rental payments through 2023, sufficient to pay maturing principal and interest payments on the related bonds. As of December 31, 2004, the principal amount outstanding of these bonds was $79 million.
      The Company enters into real estate leases in substantially all cities that it serves. It is common in such commercial lease transactions for the Company as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Company’s use or occupancy of the leased premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, the Company typically indemnifies such parties for any environmental liability that arises out of or relates to its use of the leased premises.
      In aircraft financing agreements, the Company typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. In aircraft financing transactions structured as leveraged leases, the Company typically indemnifies the lessor with respect to adverse changes in U.S. tax laws.
      The Company expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to real estate leases and aircraft it operates. The Company cannot estimate the potential amount of future payments under the foregoing indemnities and guarantees.

(f)	Concentration of credit risk
      The Company invests available cash in money market securities of various banks, commercial paper and asset-backed securities of various financial institutions, other companies with high credit ratings and securities backed by the U.S. Government.

      As of December 31, 2004, most of the Company’s receivables related to tickets sold to individual passengers through the use of major credit cards or to tickets sold by other airlines and used by passengers on the Company’s airline subsidiaries. These receivables are short-term, mostly being settled within seven days after sale. Bad debt losses, which have been minimal in the past, have been considered in establishing allowances for doubtful accounts. The Company does not believe it is subject to any significant concentration of credit risk.

8.	Accumulated other comprehensive income (loss), net of income tax effect
      Comprehensive income encompasses net income and “other comprehensive income,” which includes all other non-owner transactions and events that change stockholders’ equity. The Company’s other comprehensive income includes unrealized gains (losses) on available-for-sale securities, certain changes in the fair value of certain derivative instruments and an adjustment for minimum pension liability, each shown net of income tax effects.
      As presented in the accompanying Consolidated Statements of Stockholders’ Equity (Deficit), the Company recognized comprehensive loss of $654 million, including a net loss of $611 million and other comprehensive loss of $43 million, for the year ended December 31, 2004. For the nine months ended December 31, 2003 the Company recognized a comprehensive loss of $229 million, including a net loss of $174 million and other comprehensive loss of $55 million. The Company recognized comprehensive income of $2.51 billion, including net income of $1.64 billion and other comprehensive income of $870 million, for the three months ended March 31, 2003. For the year ended December 31, 2002, the Company recognized a comprehensive loss of $2.36 billion, including a net loss of $1.65 billion and other comprehensive loss of $717 million.
      The activity within Other comprehensive income (loss) and the related income tax effects are as follows (in millions):

	Successor Company		Predecessor Company

		Nine Months	Three Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	March 31,	December 31,
	2004	2003	2003	2002

Unrealized gain (loss) on available-for-sale securities	$—	$—	$—	$(2)
Fuel cash flow hedges:
Reclassification adjustment for gains included in net income (loss) during the period	(75)	(14)	(16)	(13)
Change in fair value of hedges	66	45	5	40

Unrealized gain (loss), net of reclassification adjustment	(9)	31	(11)	25
Minimum pension liability adjustment	(34)	(86)	85	(742)
Adjustments in connection with reorganization	—	—	796	—

Other comprehensive income (loss)	$(43)	$(55)	$870	$(717)

      There was no tax effect on any element of Other comprehensive income (loss) during the year ended December 31, 2004, the nine months ended December 31, 2003, the three months ended March 31, 2003, and the year ended December 31, 2002.

9.	Stock-Based Compensation

(a)	Successor Company
      Upon emergence from the Prior Bankruptcy , the Successor Company adopted the fair value method of recording stock-based employee compensation contained in SFAS 123 and accounted for this change in accounting principle using the “prospective method” as described by SFAS 148. Accordingly, the fair value of all Successor Company stock option and warrant grants, as determined on the date of grant, will be amortized as compensation expense (an element of Personnel costs) in the Consolidated Statement of Operations over the vesting period. The Company has disclosed in Note 2(m) the effect on net income (loss) and net earnings (loss) per common share as if the fair value based recognition provisions of SFAS 123 had been applied to all outstanding and unvested stock option awards in each Predecessor Company period presented.
      23,028,687 shares of Class A Common Stock allocated to employees pursuant to collective bargaining agreements were valued at $169 million in the aggregate and were included as deferred compensation as a reduction to Stockholders’ Equity (Deficit) upon emergence from the Prior Bankruptcy. The Company records the deferred compensation as compensation expense as the related shares vest.
      As of December 31, 2004, there were 4,750,000 shares of Class A Common Stock and 2,220,570 each of Class A-1 Warrants and shares of Class A Preferred Stock authorized to be granted to the Company’s management and 500,000 options to purchase Class A Common Stock authorized to be granted to the Company’s non-employee directors. Through December 31, 2004, 3,962,593 shares of Class A Common Stock, 2,118,490 each of Class A-1 warrants and Class A Preferred Stock, and 466,640 options to purchase Class A Common Stock were granted to the Company’s management. Additionally, an aggregate of 91,397 options to purchase Class A Common Stock were granted to the Company’s non-employee directors. Grants of Class A Common Stock, stock options and warrants generally vest over four years. The Company records compensation expense over the vesting period. The following table summarizes the activity of the Company’s stock options and warrants since emergence from the Prior Bankruptcy:

		Weighted		Weighted
		Avg. Exercise		Avg. Exercise
	Stock Options	Price	Warrants	Price

Granted	50,000	$7.34	2,227,576	$7.42
Canceled	—	—	(11,050)	7.42

Balance at 12/31/03	50,000	7.34	2,216,526	7.42
Granted	513,037	1.53	56,023	7.42
Canceled	(114,250)	1.77	(154,059)	7.42

Balance at 12/31/04	448,787	$2.11	2,118,490	$7.42

      The following table summarizes additional information regarding the warrants and options outstanding as of December 31, 2004:

	Number of	Weighted Avg. Remaining
Range of Exercise Prices	Options & Warrants	Contractual Life (years)	Exercisable

$1.02 to $7.34	448,787	9.4	45,000
$7.42	2,118,490	5.3	1,927,000
      The Company granted 835,160 and 3,627,923 shares of restricted Class A Common Stock during the year ended December 31, 2004 and the nine months ended December 31, 2003. There were 1,997,108 non-vested shares of restricted stock outstanding as of December 31, 2004.
      The weighted average fair value per share of US Airways Group Class A Common Stock grants was $2 and $7 in the year ended December 31, 2004 and the nine months ended December 31, 2003, respectively. In order to calculate the stock-based compensation for stock options and warrants using the fair value method provisions in SFAS 123, US Airways used the Black-Scholes stock option pricing model with the following weighted-average assumptions:

	Successor Company

	Year Ended	Nine Months Ended
	December 31, 2004	December 31, 2003

Stock volatility	65%	65%
Risk free interest rate	2.9%	2.2%
Expected life	4 years	3 years
Dividend yield	—	—
      The Company recognized compensation expense related to Class A Common Stock, stock option and stock warrant grants to the Company’s employees of $50 million and $135 million for the year ended December 31, 2004 and the nine months ended December 31, 2003, respectively.
      The Company held approximately 753,000 and 81,000 shares of Class A Common Stock in treasury as of December 31, 2004 and December 31, 2003, respectively. During 2004 and 2003, employees surrendered

672,420 and 4,760,000 shares of Class A Common Stock to the Company in lieu of cash payments to satisfy tax withholding requirements related to the vesting of certain Class A Common Stock grants, respectively.
      The ultimate recovery, if any, to holders of the common stock will not be determined until confirmation of a plan of reorganization. The plan of reorganization could result in holders of US Airways Group’s common stock and related equity securities receiving no distribution on account of their interest and cancellation of the equity.

(b)	Predecessor Company
      As of December 31, 2002, approximately 25.4 million shares of common stock were reserved for future grants of common stock or the possible exercise of stock options issued under the Company’s six stock option, stock purchase and incentive plans. The Predecessor Company accounted for stock-based compensation using the intrinsic value method as prescribed under APB 25 and related interpretations. The Company recognized compensation expense (an element of Personnel costs) related to common stock grants of $1 million and $3 million for the three months ended March 31, 2003, and the year ended December 31, 2002, respectively. Deferred compensation related to common stock grants was $5 million as of December 31, 2002. Deferred compensation was amortized as Personnel costs over the applicable vesting period. The Company granted 0.8 million shares of common stock during 2002. The weighted average fair value per share of common stock granted in 2002 was $6.
      A five-year labor contract between US Airways and its pilots became effective January 1, 1998. A provision of the labor contract established the 1998 Pilot Stock Option Plan of US Airways Group, Inc. (1998 Plan). The 1998 Plan authorized the Company to grant in six separate series 11.5 million stock option awards to its pilots over the five-year life of the labor contract (with exercise prices established based on the fair market value of the Company’s common stock over a time period preceding each grant). Options granted under the first series and second through fifth series were subject to a two-year and one-year vesting period, respectively. Options granted under the last series were not subject to any vesting period. All awards under the 1998 Plan expired ten years after grant. This plan was terminated and all outstanding awards were cancelled upon emergence from bankruptcy on March 31, 2003.
      The 1997 Stock Incentive Plan of US Airways Group, Inc. (1997 Plan) authorized the Company to grant common stock and stock option awards to non-officer key employees provided that no more than 3.0 million shares of common stock were issued as a result of the awards. The 1996 Stock Incentive Plan of US Airways Group, Inc. (1996 Plan), which encompassed the Company’s former 1988 Stock Incentive Plan of USAir Group, Inc., authorized the Company to grant common stock and stock option awards to key employees provided that no more than 18.4 million shares of common stock were issued as a result of the awards. All stock option awards under the 1997 Plan and 1996 Plan expired after a period of ten years and one month from date of grant. These plans were terminated and all outstanding awards were cancelled upon emergence from bankruptcy on March 31, 2003.
      The US Airways Group, Inc. Nonemployee Director Stock Incentive Plan (Director Plan) authorized the Company to grant stock option awards to each nonemployee director provided that no more than 160,000 shares of common stock were issued as a result of the awards. All stock option awards under the Director Plan expired after ten years from date of grant and were subject to a one-year vesting period. This plan was terminated and all outstanding awards were cancelled upon emergence from bankruptcy on March 31, 2003.

      The following table summarizes stock option transactions pursuant to the Company’s various stock option and incentive plans for the three months ended March 31, 2003, and the year ended December 31, 2002 (stock options in thousands):

	Three Months Ended		Year Ended
	March 31, 2003		December 31, 2002

		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price

Stock Options
Outstanding at beginning of year	17,223	$27	15,143	$35
Granted(1)	—	$—	2,089	$5
Granted(2)	—	$—	1,844	$5
Exercised	—	$—	(13)	$5
Forfeited	(9)	$10	(1,291)	$42
Expired	—	$—	(549)	$39
Terminated, March 31, 2003	(17,214)	$27	—	$—

Outstanding at end of period	—	$—	17,223	$27
Exercisable at end of period	—		12,846

(1)	Exercise price was equal to the fair market value of a share of common stock at measurement date for grant.

(2)	Exercise price was greater than the fair market value of a share of common stock at measurement date for grant.
     The weighted average fair value per stock option for stock options which had an exercise price equal to the fair market value of a share of common stock at the date of grant was $3 for 2002. There were no such grants in the three months ended March 31, 2003. The weighted average fair value per stock option for stock options which had an exercise price greater than the fair market value of a share of common stock at the date of grant was $3 for 2002. There were no such grants in the three months ended March 31, 2003.

10.	Equity Structure of the Reorganized US Airways Group
      US Airways Group’s 2003 Plan became effective on March 31, 2003, at which time the then-outstanding equity securities of the Predecessor Company were cancelled. In accordance with the 2003 Plan, the Successor Company adopted the equity structure in the table below upon emergence. The equity values were determined with the assistance of financial advisors. See Note 13 for more information.

						Long-term
					Stockholders’	Debt, net of
		Authorized	Allocated	Fair Value	Equity	Discount
	Par Value	Shares	Shares	per Unit	(Millions)	(Millions)

Class A Common Stock	$1.00	200,000,000	48,650,000	$7.344	$357	$—
Class B Common Stock	$1.00	5,000,000	5,000,000	$7.344	37	—
Class A Preferred Stock	$0.0001	25,000,000	16,729,430	$—	—	—
Class B Preferred Stock	$1,000	250,000	75,000	$640	—	48
Class C Preferred Stock	$1.00	10	10	$—	—	—
Preferred Stock	$0.01	24,749,990	—	$—	—	—
Class A-1 Warrants	$—	25,000,000	16,729,430	$2.61	44	—

					$438	$48

      In exchange for its $240 million investment, RSA received 20,652,593 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, 75,000 shares of Class B Preferred Stock (see below), 1,380,570 Class A-1 Warrants and 1,380,570 shares of Class A Preferred Stock. The fair values reflected in the above table as of March 31, 2003 related to RSA’s equity securities were as follows: $152 million for the Class A Common Stock, $37 million for the Class B Common Stock, $48 million for the Class B Preferred Stock and $4 million for the Class A-1 Warrants.
      The Class B Preferred Stock issued to RSA is subject to mandatory redemption on its maturity date of March 31, 2011. The Company’s policy is to classify equity instruments with characteristics of liabilities and equity, including those with mandatory redemption features, as liabilities and corresponding dividends and accretion of discounts are recorded as interest expense. Upon its maturity, the Company will be required to redeem each share for $1,000, or $75 million in aggregate, plus accrued and unpaid dividends. Class B Preferred Stock holders are entitled to cumulative quarterly dividends at a rate of 8% per annum paid in cash by the Company. After March 31, 2006, the Company may redeem for cash each Class B Preferred Share at a redemption price initially equal to $1,025 declining ratably to par value through March 31, 2010, plus accrued and unpaid dividends. See Note 12 for further information regarding dividend payments to RSA in 2003 and 2004.
      Holders of Class A Common Stock, Class A Preferred Stock and Class B Preferred Stock are entitled to cast one vote per share on all matters voted on by stockholders. Holders of Class B Common Stock are entitled to cast twenty votes per share on all matters voted on by stockholders. The Air Line Pilots Association, International; the International Association of Machinists and Aerospace Workers; the Association of Flight Attendants-Communication Workers of America; the Communication Workers Association of America and the Transport Workers Union of America hold the Class C Preferred Stock and are entitled to designate and vote to elect four directors to the Company’s Board of Directors.
      Holders of Class B Common Stock have the right to convert shares of Class B Common Stock into the same number of shares of Class A Common Stock at any time.
      Each Class A-1 Warrant is exercisable for one share of Class A Common Stock upon tender of the warrant, a share of Class A Preferred Stock and payment of an exercise price of $7.42 per share of Class A Common Stock. The exercise price may be paid in cash, or, in certain instances, (a) by delivery of shares of Class B Preferred Stock, valued at their redemption price, (b) by delivery of additional Class A-1 Warrants and shares of Class A Preferred Stock or (c) by a combination of any of the foregoing. The terms of the Class A-1 Warrants provide for customary anti-dilution protections, which adjust the exercise price and number of exercise shares upon certain events that may have a dilutive effect on the Class A-1 Warrants, such as stock splits, securities issuances or mergers. The voting power of the Class A Preferred Stock is also subject to adjustment upon any such anti-dilution adjustment so that the aggregate voting power of the Class A Preferred Stock is equal to the aggregate number of shares of Class A Common Stock into which such Class A-1 Warrants are exercisable.
      The other equity securities allocated to the Company’s creditors, debtors and employees in connection with the Company’s emergence from the Prior Bankruptcy were 27,997,407 shares of Class A Common Stock and 15,348,860 each of Class A-1 Warrants and shares of Class A Preferred Stock. The fair values reflected in the above table as of March 31, 2003 related to these equity securities were $206 million for the Class A Common Stock and $40 million for the Class A-1 Warrants.
      A total of 23,028,687 shares of Class A Common Stock allocated to employees pursuant to collective bargaining agreements was valued at $169 million in the aggregate and was included as deferred compensation as a reduction to Stockholders’ Equity (Deficit) upon emergence. The Company records the deferred compensation as compensation expense as the related shares vest.
      See Note 9 for further discussion related to stock-based compensation. The Company allocated 8,483,330 Class A-1 Warrants and 8,483,330 shares of Class A Preferred Stock to participants in the ATSB Loan. These Class A-1 Warrants were valued at $22 million and reflected as a discount to the carrying value of the $1 billion loan on the Company’s Consolidated Balance Sheet.
      There were 3,750,000 shares of Class A Common Stock and 2,220,570 each of Class A-1 Warrants and shares of Class A Preferred Stock authorized to be granted to the Company’s management pursuant to the Company’s 2003 Plan and 500,000 options to purchase Class A Common Stock authorized to be granted to the Company’s nonemployee directors not listed in the above table. See Note 9 for further information related to stock-based compensation.

11.	Operating Segments and Related Disclosures
      The Company is managed as a single business unit that provides air transportation for passengers and cargo. This allows it to benefit from an integrated revenue pricing and route network that includes US Airways, Piedmont, PSA and third-party carriers that fly under capacity purchase agreements as part of US Airways Express. The flight equipment of all these carriers is combined to form one fleet which is deployed through a single route scheduling system. When making resource allocation decisions, the chief operating decision maker evaluates flight profitability data, which considers aircraft type and route economics, but gives no weight to the financial impact of the resource allocation decision on an individual carrier basis. The objective in making resource allocation decisions is to maximize consolidated financial results, not the individual results of US Airways, Piedmont and PSA.
      Information concerning operating revenues in principal geographic areas is as follows (in millions):

	Successor Company		Predecessor Company

	Year Ended	Nine Months Ended	Three Months Ended	Year Ended
	December 31, 2004	December 31, 2003	March 31, 2003	December 31, 2002

United States	$5,275	$4,518	$1,336	$6,065
Foreign	1,842	794	198	912

Total	$7,117	$5,312	$1,534	$6,977

12.	Related Party Transactions

(a)	RSA
      As of March 31, 2003, RSA held approximately 36.2%, on a fully-diluted basis, of the Company’s equity, had a voting interest of approximately 71.6% and was entitled to designate and vote to elect eight of 15 directors to Reorganized US Airways Group’s Board of Directors. Total amounts due to RSA at December 31, 2004 and 2003 included $78 million and $75 million, respectively, of Class B mandatorily redeemable preferred stock and $54 million and $73 million, respectively, of the initial $100 million at-risk amount under the ATSB Loan. For the year ended December 31, 2004, interest expense related to the Class B Preferred Stock totaled $8 million, including $6 million related to dividend requirements. For the nine months ended December 31, 2003, interest expense related to Class B Preferred Stock totaled $6 million, including $5 million related to dividend requirements. Dividend payments of $5 million and $3 million were made in cash in the year ended December 31, 2004 and the nine months ended December 31, 2003, respectively. Accrued and unpaid dividends at December 31, 2004 totaled $3 million, which is included in the carrying value of the Class B Preferred Stock at December 31, 2004. The Company is restricted from making further dividend payments under the terms of the ATSB Loan. Interest expense on RSA’s portion of the ATSB Loan was $5 million with interest payments of $5 million for the year ended December 31, 2004. See also Notes 2(b), 4 and 10 for additional information with regard to the terms of RSA’s investment, Class B Preferred Stock and ATSB Loan.

(b)	Employees
      During the year ended December 31, 2004, the nine months ended December 31, 2003 and the year ended December 31, 2002, employees surrendered 672,000 shares, 4,760,000 shares and 77,000 shares of common stock, respectively, to the Company in lieu of cash payments to satisfy tax withholding requirements related to the vesting of certain common stock grants (see also Notes 9 and 10). There were no shares surrendered of common stock during the three months ended March 31, 2003.

13.	Fresh-start Reporting
      In connection with its emergence from the Prior Bankruptcy on March 31, 2003, US Airways Group adopted fresh-start reporting in accordance with SOP 90-7. Accordingly, the Company valued its assets, liabilities and equity at fair value. The excess of the reorganization value over tangible assets and identifiable intangible assets has been reflected as Goodwill on the Consolidated Balance Sheet. Estimates of fair value represent the Company’s best estimate based on independent appraisals and valuations and, where the foregoing are not available, industry trends and by reference to market rates and transactions. The Company’s equity value of $438 million at March 31, 2003 was determined with the assistance of financial advisors. In determining the equity value, the financial advisors and the Company considered several matters, including the following: (i) certain recent financial information of the Company; (ii) certain financial projections prepared by the Company in connection with the ATSB Loan and RSA Investment Agreement including the underlying assumptions; (iii) the equity transactions encompassed by the RSA Investment Agreement; (iv) a discounted cash flow analysis prepared on a going concern basis; (v) current and historical market values of publicly traded companies that are in businesses reasonably comparable to the Company and (vi) certain additional economic and industry conditions. The Company received third party appraisals for certain assets and liabilities subsequent to March 31, 2003. Changes in the fair value of these assets and liabilities from the previously estimated values had an impact on the reported value of Goodwill. During the three months ended March 31, 2004, the Company increased goodwill and other accrued expenses by $15 million related to the valuation of the Company’s deferred tax liabilities.

14.	Valuation and Qualifying Accounts and Reserves (in millions)

					Sales,
	Balance at	Additions		Write-Offs	Retirements			Balance
	Beginning	Charged to		(Net of	and			at End
	of Period	Expense	Payments	Recoveries)	Transfers	Other		of Period

Year ended December 31, 2004
Allowance for obsolescence of inventories	$5	$12	$—	$—	$—	$—		$17
Allowance for uncollectible accounts	18	7	—	(3)	—	—		22
Reserves for workforce reduction(b)	10	5	(6)	—	—	—		9
Nine months ended December 31, 2003
Allowance for obsolescence of inventories	—	5	—	—	—	—		5
Allowance for uncollectible accounts	19	6	—	(7)	—	—		18
Reserves for workforce reduction(b)	46	3	(39)	—	—	—		10
Three months ended March 31, 2003
Allowance for obsolescence of inventories	114	2	—	—	—	(116	)(c)	—
Allowance for uncollectible accounts	18	2	—	(1)	—	—		19
Reserves for workforce reduction(b)	78	—	(32)	—	—	—		46
Reserves for future rent payments — parked aircraft(b)	68	—	—	—	—	(68)		—
Year ended December 31, 2002
Allowance for obsolescence of inventories	209	1	—	(6)	(90)	—		114
Allowance for uncollectible accounts	22	8	—	(12)	—	—		18
Reserves for maintenance activities(a)	20	—	—	—	—	(20)		—
Reserves for workforce reduction(b)	52	89	(59)	—	—	(4)		78
Reserves for future rent payments — parked aircraft(b)	70	—	(6)	—	—	4		68

(a)	See also Note 2(n).

(b)	See also Note 16.

(c)	Allowance for obsolescence of inventories eliminated upon adoption of fresh-start reporting. See also Note 13.

15.	Selected Quarterly Financial Information (Unaudited)

	Successor Company

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In millions, except per share amounts)
2004
Operating Revenues	$1,701	$1,957	$1,799	$1,660
Operating Income (Loss)	$(143)	$83	$(177)	$(142)
Net Income (Loss)	$(177)	$34	$(232)	$(236)
Income (Loss) per Common Share
Basic	$(3.28)	$0.62	$(4.22)	$(4.30)
Diluted	$(3.28)	$0.59	$(4.22)	$(4.30)

	Predecessor
	Company	Successor Company

	(In millions, except per share amounts)
2003
Operating Revenues	$1,534	$1,777	$1,771	$1,764
Operating Income (Loss)	$(207)	$67	$(37)	$(74)
Income (Loss) Before Cumulative Effect of Accounting Change	$1,635	$13	$(90)	$(98)
Net Income (Loss)	$1,635	$13	$(90)	$(98)
Income (Loss) per Common Share
Basic	$24.02	$0.25	$(1.69)	$(1.82)
Diluted	$24.02	$0.25	$(1.69)	$(1.82)
      The comparability of quarterly results in 2003 was impacted by the emergence from the Prior Bankruptcy in March 2003 and certain other unusual events. See also Note 16. The sum of the four quarters may not equal the totals for the year due to rounding.

16.	Unusual Items

(a)	Special Items
      Special items included within operating expenses on the Company’s Consolidated Statements of Operations includes the following components (dollars in millions):

	Successor		Predecessor
	Company		Company

	Nine Months Ended		Year Ended
	December 31, 2003		December 31, 2002

Aircraft order cancellation penalty	$35	(a)	$—
Aircraft impairments and related charges	—		392	(b)
Pension and postretirement benefit curtailments	—		(90	)(c)
Employee severance including benefits	(1	)(d)	(3	)(d)
Other	—		21	(e)

	$34		$320

(a)	During the quarter ended June 30, 2003, the Company recorded a $35 million charge in connection with its intention not to take delivery of certain aircraft scheduled for future delivery.

(b)	During the fourth quarter of 2002, US Airways conducted an impairment analysis in accordance with SFAS 144 on its B737-300, B737-400, B757-200 and B767-200 aircraft fleets as a result of changes to the aircraft’s recoverability periods (the planned conversion of owned aircraft to leased aircraft) as well as indications of possible material changes to the market values of these aircraft. The analysis revealed that estimated undiscounted future cash flows generated by these aircraft were less than their carrying values for four B737-300s, 15 B737-400s, 21 B757-200s and three B767-200s. In accordance with SFAS 144, the carrying values were reduced to fair market value. This analysis resulted in a pretax charge of $392 million. Management estimated fair market value using third-party appraisals and recent leasing transactions.

(c)	During the fourth quarter of 2002, US Airways recorded a curtailment credit of $120 million related to certain postretirement benefit plans and a $30 million curtailment charge related to certain defined benefit pension plans.

(d)	In September 2001, US Airways announced that in connection with its reduced flight schedule it would terminate or furlough approximately 11,000 employees across all employee groups. Approximately 10,200 of the affected employees were terminated or furloughed on or prior to January 1, 2002. Substantially all the remaining affected employees were terminated or furloughed by May 2002. US Airways’ headcount reduction was largely accomplished through involuntary terminations/furloughs. In connection with this headcount reduction, US Airways offered a voluntary leave program to certain employee groups. Voluntary leave program participants generally received extended benefits (e.g. medical, dental, life insurance) but did not receive any furlough pay benefit. In accordance with Emerging Issues Task Force Issue No. 94-3, US Airways recorded a pretax charge of $75 million representing the involuntary severance pay and the benefits for affected employees during the third quarter of 2001. In the fourth quarter of 2001, US Airways recognized a $10 million charge representing the estimated costs of extended benefits for those employees who elected to take voluntary leave and a $2 million reduction in accruals related to the involuntary severance as a result of employees electing to accept voluntary furlough. During the quarters ended June 30, 2003 and 2002, the Company recognized $1 million and $3 million, respectively, in reductions to severance pay and benefit accruals related to the involuntary termination or furlough of certain employees.

(e)	During the fourth quarter of 2002, US Airways recognized an impairment charge of $21 million related to capitalized gates at certain airports in accordance with SFAS 142. The carrying values of the affected gates were reduced to fair value based on a third party appraisal.

(b)	Government Compensation
      In April 2003, President George W. Bush signed into law the Emergency Wartime Supplemental Appropriations Act (Emergency Wartime Act), which included $2.4 billion for reimbursement to the airlines for certain aviation-related security expenses. Certain airlines that received the aviation-related assistance were required to agree to limit the total cash compensation for certain executive officers during the 12-month period beginning April 1, 2003 to an amount equal to the annual salary paid to that officer during the air carrier’s fiscal year 2002. Any violation of this agreement would require the carrier to repay to the government the amount reimbursed for airline security fees. The Company complied with this limitation on executive compensation. The Company’s security fee reimbursement was $214 million, net of amounts due to certain affiliates, and was recorded as a reduction to operating expenses during the second quarter of 2003. In September 2003, the Company received approximately $6 million of compensation associated with flight deck door expenditures which was recorded as an offset to capital costs.

(c)	Gain on Sale of Hotwire, Inc.
      During the fourth quarter of 2003, US Airways recorded a $30 million gain on the sale of its investment in Hotwire, Inc. The gain is reflected in Other, net on the Company’s Consolidated Statement of Operations.

Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
      None.

Item 9A.	Controls and Procedures
      Section 404 of the Sarbanes-Oxley Act of 2002 requires management to include in this Annual Report on Form 10-K a report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting, as well as an attestation report from the Company’s independent registered public accounting firm on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. Management’s annual report on internal control over financial reporting and the related attestation report from the Company’s independent registered public accounting firm are located in Item 8. Consolidated Financial Statements of US Airways Group and are incorporated herein by reference.
          Disclosure Controls and Procedures
      The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. An evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as of such date.
          Changes in Internal Control over Financial Reporting
      There have been no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 9B.	Other Information
      None.

PART III

Item 10.	Directors and Executive Officers of US Airways Group
          Introduction
      On August 11, 2002, US Airways Group and seven of its domestic subsidiaries, which accounted for substantially all of US Airways Group’s operations, including US Airways Group’s principal operating subsidiary, US Airways, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division. US Airways Group emerged from bankruptcy protection under the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Affiliated Debtors and Debtors-in-Possession, as modified (the 2003 Plan) on March 31, 2003, which was confirmed pursuant to the Bankruptcy Court’s confirmation order on March 18, 2003 and, after each of the conditions precedent to consummation was satisfied or waived, became effective on March 31, 2003.
      In connection with the consummation of the 2003 Plan on March 31, 2003, Retirement Systems of Alabama Holdings LLC (RSA) made an equity investment in US Airways Group in the amount of $240 million. In exchange for its $240 million investment, RSA received 20,652,593 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, 75,000 shares of Class B Preferred Stock, 1,380,570 Class A-1 Warrants and 1,380,570 shares of Class A Preferred Stock, representing approximately 36.2%, on a fully-diluted basis, of US Airways Group’s equity and approximately 71.6% of US Airways Group’s outstanding voting interests. RSA is the sole holder of US Airways Group’s Class B Common Stock and Class B Preferred Stock.
      At the time the 2003 Plan became effective, RSA was entitled, pursuant to the terms of its investment agreement, to designate eight of the 15 members of US Airways Group’s Board of Directors. RSA is also entitled, until September 26, 2007 and as long as it retains at least 50% of the shares of Class A Common Stock acquired pursuant to its investment, to nominate eight directors for election to the Board. The investment agreement further provides that the remaining nominees for director must consist of US Airways Group’s chief executive officer and two individuals who are not employees or affiliates of US Airways Group or RSA, as well as the four directors elected by the Class C Preferred Stock, as described below. Until September 26, 2007, RSA has agreed to vote all of its shares of voting capital stock received in connection with the consummation of the 2003 Plan in favor of all of the directors nominated in accordance with the investment agreement at each annual meeting of US Airways Group’s stockholders or at any meeting of US Airways Group’s stockholders at which members of its Board of Directors are to be elected.
      On September 12, 2004, US Airways Group and its domestic subsidiaries, which account for substantially all of the operations of US Airways Group, including its principal operating subsidiary, US Airways, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division. US Airways Group does not know what the capital and Board structures will be upon consummation of a new plan of reorganization. As a result of the Chapter 11 filings, the current capital and Board structures may change.
Board of Directors
      The Board of Directors currently consists of 14 members. All of the directors, except Thomas R. Harter, George M. Philip and Ronald E. Stanley, were elected by the Company’s stockholders at its 2004 Annual Meeting of Stockholders. Mr. Stanley was elected to the Board of Directors on May 19, 2004 to fill the seat previously held by Raymond W. Smith, whose term expired at the 2004 Annual Meeting of Stockholders. Mr. Stanley was subsequently appointed Executive Vice President and Chief Financial Officer of US Airways Group, Inc. and US Airways, Inc. in October 2004. Mr. Harter was elected to the Board of Directors on August 27, 2004 to fill the seat previously held by Perry L. Hayes and to serve as a representative of the Association of Flight Attendants–Communications Workers of America AFL-CIO, International and Transport Workers Union of America. George M. Philip was elected to the Board of Directors on October 25, 2004 to fill one of the two remaining vacancies on the Board at that time. Directors are elected to hold office for one year or until the election and qualification of their successors. Ten of the Company’s directors are also directors of its principal operating subsidiary, US Airways. There are no family relationships among the directors or the executive officers.
      Of the 14 directors, Dr. Bronner, Ms. Krongard, and Messrs. McKenna, Mirka, Simon, Stanley and Stephens are seven of the eight directors designated by RSA in accordance with the terms of its investment agreement with the Company. As set forth in the investment agreement, the other three directors are Mr. Lakefield, the Company’s chief executive officer, and Messrs. Johnson and Philip, the two directors who may not be employees or affiliates of the Company or RSA. There is currently one vacant seat remaining on the Board of Directors. RSA is entitled to designate and elect a new director to fill that vacant seat pursuant to the terms of its investment agreement.
      Pursuant to the Company’s Amended and Restated Certificate of Incorporation, four of its current directors were designated by the series of Class C Preferred Stock as follows:

Series of Class C
Director	Preferred	Holder of Series

William D. Pollock	Series 1	Air Line Pilots Association
Joseph J. Mantineo	Series 2	International Association of Machinists and Aerospace Workers
Thomas R. Harter	Series 3	Association of Flight Attendants — Communications Workers of America AFL-CIO, International and Transport Workers Union of America
Magdelena Jacobsen	Series 4	Communications Workers of America
      Each of the series of Class C Preferred Stock has the ability, under the provisions of the Company’s Amended and Restated Certificate of Incorporation, to remove the director elected by that series and designate and elect a new director to fill that seat on the Board of Directors.

Information Regarding Directors
      Set forth below is certain information as of February 1, 2005, regarding the Company’s directors, including their ages and principal occupations (which have continued for at least the past five years unless otherwise noted).

		Served as
		Director
		Since

David G. Bronner, 60	Dr. Bronner has been the Chief Executive Officer of Retirement Systems of Alabama since 1973. He serves as Executive Director of the Public Education Employees’ Health Insurance, and is a member of the State Employees’ Insurance Board. He is a member of the Editorial Board, Southern Business & Economics Journal, Auburn University at Montgomery, a member of the Board of Visitors, University of Alabama School of Business, New Water Corporation and Children First. Dr. Bronner has been Chairman of US Airways Group’s and US Airways’ Board of Directors since April 2003 and is a member of the Strategy and Finance Committee of the Board of Directors.	2003
Thomas R. Harter, 62	Mr. Harter is a Senior Vice President and Consultant of The Segal Company’s Washington, DC office. Mr. Harter has been with The Segal Company since 1979. He became a Vice President of The Segal Company’s Mid-Atlantic Division in 1985, and a Senior Vice President in 1991. Mr. Harter has worked with labor organizations negotiating contracts at the national level and has made presentations at numerous Presidential Emergency Boards in the transportation sector on behalf of national unions of the AFL-CIO. Mr. Harter also served seven years as a systems and information manager with AARP. Mr. Harter has served as an instructor for courses in the Certified Employee Benefits Specialist programs sponsored by George Washington University and the George Meany Labor Institute. Mr. Harter is a member of the Safety and Social Responsibility Committees of the Board of Directors.	2004
Magdalena Jacobsen, 64	Ms. Jacobsen currently owns a private consulting firm, which she founded in September 2002. Ms. Jacobsen is the former Chairwoman and a board member of the National Mediation Board, in which positions she served from 1993 until 2002. She was also Commissioner of the Federal Mediation and Conciliation Service, Director of the Employee Relations division for the City and County of San Francisco, Manager of Labor Relations, Flight Department of Continental Airlines, and Secretary Treasurer and Local Officer of the Air Line Pilots Association, Flight Attendants Division. She is a member of the Corporate Governance and Nominating and Social Responsibility Committees of the Board of Directors.	2003
Robert L. Johnson, 58	Mr. Johnson has served the Chief Executive Officer of BET Holdings, Inc., a subsidiary of Viacom Inc. (media-entertainment holding company) from 1980 to the present. Mr. Johnson also serves as a Director of the Hilton Hotels Corporation, the American Film Institute, Johns Hopkins University, Strayer Education, Jazz @ Lincoln Center, and Lowe’s Companies. He is a member of the Audit and Strategy and Finance Committees of the Board of Directors. He is also a director of US Airways.	1998
Cheryl G. Krongard, 49	Ms. Krongard retired in 2004 as a Senior Partner of Apollo Management, L.P. Ms. Krongard was the Chief Executive Officer of Rothschild Asset Management from 1994 to April 15, 2000. She served as Senior Managing Director for Rothschild North America from 1994 until 2000. She serves on the board of directors of the Iowa State University Foundation and is a lifetime governor elected in 1997. She is also chairperson of the Investment Committee for the Iowa State University Foundation. Ms. Krongard is also a member of the Dean’s Advisory Council, Iowa State University College of Business, and a Trustee of the Mount Sinai Medical Center. Ms. Krongard also serves as a Director of the City Meals on Wheels and Educate, Inc., a publicly traded company engaged in tutoring and learning (formerly Sylvan Learning). Ms. Krongard is Chairman of the Corporate Governance and Nominating and Strategy and Finance Committees and a member of the Human Resources Committee of the Board of Directors. She is also a director of US Airways.	2003

		Served as
		Director
		Since

Bruce R. Lakefield, 61	Mr. Lakefield is President and Chief Executive Officer and a director of US Airways Group and US Airways. Mr. Lakefield served as Chairman and Chief Executive Officer of Lehman Brothers International from 1995 until 1999. He has served as a Senior Advisor to the Investment Policy Committee of HGK Asset Management since 2000. Mr. Lakefield serves as a Non-Executive Director of Constellation Corporation PLC and a member of the Board of Directors of Magic Media, Inc. He is a member of the Strategy and Finance Committee of the Board of Directors.	2003
Joseph J. Mantineo, 73	Mr. Mantineo is a retired Aircraft & Powerplant Mechanic with US Airways. In addition to being employed by US Airways from 1957 through 1996, he served on negotiating committees for the International Association of Machinists and Aerospace Workers, from 1957 until his retirement in 1996. He became full-time Assistant General Chairman for District Lodge 141-M, in 1991, until his retirement in November 1996. He served as Secretary-Treasurer for twelve years in Lodge 1445, as well as worked on the mergers of Allegheny/Mohawk, USAir/PSA and USAir/Piedmont. Mr. Mantineo is a member of the Safety and Social Responsibility Committees of the Board of Directors.	2002
John A. McKenna, Jr., 37	Mr. McKenna has served as Director and Managing Director of Houlihan Lokey Howard & Zukin, Inc. since 1999. He served as Vice President of Wasserstein Perella & Co. during 1998 and 1999. Prior to 1998, he served in various capacities at Houlihan Lokey Howard & Zukin, Inc. Mr. McKenna has been a Panelist on restructuring and investment banking topics before the World Bank and the American Bankruptcy Institute. He is a member of the Audit and Strategy and Finance Committees of the Board of Directors. He is also a director of US Airways.	2003
Hans Mirka, 68	Mr. Mirka served as Senior Vice President, International Division for American Airlines, Inc. from 1992 until his retirement in 1998. He also served as Executive Vice President and General Manager for Pan American World Airways, Inc. from 1984 until 1989 and Vice President, Field Sales and Services for Continental Airlines until 1984. He is Chairman of the Human Resources Committee and a member of the Safety and Strategy and Finance Committees of the Board of Directors. He is also a director of US Airways.	2003

		Served as
		Director
		Since

George M. Philip, 57	Mr. Philip has served as the Executive Director of the New York State Teachers’ Retirement System since 1995. He has also served as Chief Investment Officer of the New York State Teachers’ Retirement System since 1992. Mr. Philip served as the Assistant Executive Director of the New York State Teachers’ Retirement System from 1992-1995 and as Chief Real Estate Investment Officer from 1988-1992. Mr. Philip has served in various positions with the New York State Teachers’ Retirement System from 1971. Mr. Philip is the past President of the Executive Committee of the National Council on Teacher Retirement. Mr. Philip also serves as Chair of the University of Albany Council, the St. Peter’s Hospital Board of Directors, the Catholic Health East Investment Committee, and the St. Peter’s Hospital Investment Committee. Mr. Philip is a member of the Board of Directors of the Saratoga Performing Arts Center, the NYSE Pension Managers Advisory Committee and the State Academy of Public Administration. Mr. Philip is Chairman of the Audit Committee and a member of the Human Resources Committee of the Board of Directors. He is also a director of US Airways.	2004
William D. Pollock, 48	Capt. Pollock is Chairman of the US Airways Air Line Pilots Association (ALPA) Master Executive Council. An 19-year veteran of US Airways, he holds a captain position on the A320. His previous ALPA experience includes serving as MEC Vice Chairman for three years and MEC Legislative Affairs Committee Chairman for more than 12 years. As a veteran pilot for US Airways, Pollock has flown the F-100 and B-737. In the Navy, he served 21 years of combined active and reserve service and flew the P-3 Orion. Capt. Pollock is Chairman of the Safety Committee of the Board of Directors. He is also a director of US Airways.	2002
James M. Simon, Jr., 57	Mr. Simon has been Director of the Microsoft Institute for Advanced Technology in Governments since September 2004. Mr. Simon served as the President and Senior Founding Partner of Intelligence Enterprises, LLC from January 2003 to September 2004. He formerly served in the Office of the Deputy Director of Central Intelligence for Community Management from 1999 until 2003. Mr. Simon serves as a member of the Board of Directors of United Devices, Inc. He is a member of the Corporate Governance and Nominating and Safety Committees of the Board of Directors.	2003
Ronald E. Stanley, 57	Mr. Stanley is the current Executive Vice President and Chief Financial Officer of US Airways Group and US Airways, in which position he has served since October 2004. Mr. Stanley has served as a Director of Scholefield, Turnbull & Partners, a business travel consulting firm based in London, England since 2000. Mr. Stanley also serves as a director of Decatur Foundry, Inc., a private company. Mr. Stanley served as Chief Operating Officer and a member of the Executive Committee and Board of Directors of HSBC Equator from 2000 until 2002. He served as Senior Vice President & General Manager of Royal Bank of Canada (RBC) Group, Chairman and CEO of Royal Bank of Canada Europe Limited and a member of the Executive Committee of RBC Dominion Securities from 1995 to 1999. He is also a director of US Airways.	2004

Served as
Director
Since

William T. Stephens, 61	Mr. Stephens has served as General Counsel of the Retirement Systems of Alabama since 2000, and previously from 1980 to 1998. From 1998 to 2000, Mr. Stephens served as Deputy Director resident in the Montgomery, Alabama headquarters of Retirement Systems of Alabama. Mr. Stephens is a Director of New Water Street Corporation, a director of the American Village Citizenship Trust, a member of the Alumni Advisory Council and Auburn University School of Engineering. He is Chairman of the Social Responsibility Committee and is a member of the Strategy and Finance Committee of the Board of Directors. He is also a director of US Airways.	2003
Audit Committee and Audit Committee Financial Expert
      The Audit Committee of the Board of Directors, in consultation with the Company’s financial officers and the Company’s independent auditors, assists in establishing the scope of the annual audit. The Audit Committee (1) reviews annual and quarterly financial statements and periodic reports filed with the Securities and Exchange Commission (SEC), (2) appoints, ensures the independence of, and oversees the performance of the Company’s independent auditors, (3) reviews the annual programs of the internal audit staff and (4) reviews programs designed to protect and maintain the Company’s assets, including insurance, internal controls and internal security programs. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a charter approved by the Board of Directors. The charter is posted on the Company’s website at www.usairways.com. The Audit Committee is composed of Messrs. Philip, Johnson and McKenna, and Mr. Philip is the Chairman of the Committee. The Board has determined that Mr. Philip is the audit committee financial expert currently serving on the Audit Committee and that Mr. Philip is independent as defined in NASDAQ listing standards.

Information Regarding Executive Officers
      The following individuals are the executive officers of US Airways Group and US Airways as of February 1, 2005:

Name	Age	Position

Bruce R. Lakefield	61	President and Chief Executive Officer, US Airways Group and US Airways
Ronald E. Stanley	57	Executive Vice President and Chief Financial Officer, US Airways Group and US Airways
N. Bruce Ashby	44	Executive Vice President — Marketing and Planning of US Airways and President — US Airways Express
Alan W. Crellin	58	Executive Vice President — Operations, US Airways
Elizabeth K. Lanier	53	Executive Vice President — Corporate Affairs, General Counsel and Secretary, US Airways Group and US Airways
Anita P. Beier	49	Senior Vice President — Finance and Controller, US Airways Group and US Airways
Christopher L. Chiames	45	Senior Vice President — Corporate Affairs of US Airways
Jerrold A. Glass	50	Senior Vice President — Employee Relations of US Airways
Andrew P. Nocella	35	Senior Vice President — Planning of US Airways
John Prestifilippo	47	Senior Vice President — Maintenance of US Airways
      Mr. Ashby joined US Airways as Vice President — Financial Planning and Analysis from April 1996 until his election as Senior Vice President — Planning of US Airways in January 1998. In June 1999, Mr. Ashby was elected Senior Vice President — Corporate Development of US Airways Group and US Airways. Mr. Ashby served as Senior Vice President — Alliances of US Airways Group and US Airways and President — US Airways Express from March 2003 to January 2005. In January 2005, Mr. Ashby was elected Executive Vice President — Marketing and Planning and will continue as President — US Airways Express. He previously served as Vice President — Marketing Development at Delta Air Lines from June 1995 to April 1996, and in several management positions at United from January 1989 to June 1995, including Vice President — Financial Planning and Analysis and Vice President and Treasurer.
      Mr. Crellin joined US Airways in 1988 as a result of the acquisition of Pacific Southwest Airlines. He was promoted to serve as Vice President — Ground Services of US Airways in 1995. Mr. Crellin served as Senior Vice President — Customer Service of US Airways from 2000 until his election as Executive Vice President — Operations in January 2002. Prior to joining US Airways, Mr. Crellin held a variety of management positions with Pacific Southwest Airlines from 1971 to 1988, including Vice President — Customer Service.
      Ms. Lanier joined US Airways Group and US Airways in March 2003 as Executive Vice President — Corporate Affairs and General Counsel, and was appointed as Secretary of US Airways Group and US Airways in January 2004. Previously, Ms. Lanier was Senior Vice President — General Counsel for Trizec Properties, Inc. from April to December 2002, and prior to that, Vice President — General Counsel for General Electric Power Systems from 1998 to 2002, and Vice President and Chief of Staff for Cinergy Corporation from 1996 to 1998. Ms. Lanier has been a member of the board of directors of Patina Oil & Gas Corporation since 1998. She serves as a member of the audit committee and chair of the corporate governance and nominating committee of Patina. Ms. Lanier was associated with Davis Polk & Wardwell and was an associate and partner of Frost & Jacobs, now Frost Brown Todd, LLC.
      Ms. Beier joined US Airways in June 1999 from CSX Corporation as Vice President — Finance and Controller. In May 2004, Ms. Beier was promoted to Senior Vice President — Finance and Controller, and she is responsible for the management of all accounting functions for US Airways Group and its subsidiaries and for monitoring the Company’s restructuring. At CSX Corporation, Ms. Beier held a number of positions in financial management, including Vice President — Financial Planning. Prior to being named Vice President — Financial Planning at CSX Corporation in September 1998, Ms. Beier was Chief Financial Officer of American Commercial Lines in 1997-1998. Ms. Beier served in a variety of financial positions in economic and financial analysis, budgeting and accounting at CSX Corporation from 1981 to 1997.
      Mr. Chiames joined US Airways in May 2002 as Senior Vice President — Corporate Affairs. Mr. Chiames is responsible for US Airways’ government relations and corporate communications functions. Mr. Chiames has almost 15 years of airline industry experience, including leadership of Burson-Marsteller’s transportation and tourism public affairs practice from 2001 to 2002 and Managing Director of Public Relations at American Airlines, Inc. from 1996 to 2001.
      Mr. Glass joined US Airways in April 2002 as Senior Vice President — Employee Relations and is a recognized expert in airline and railroad labor and employee relations issues. Mr. Glass joined US Airways from J. Glass and Associates, of which he was the founder and where he served as President from 1989 until April 2002. At US Airways, he is responsible for labor relations, human resources policy and development, compensation, corporate learning and development, recruiting and benefits.
      Mr. Nocella joined US Airways in April 2002 as Vice President — Planning and Scheduling. He served as Vice President — Revenue Management and Pricing of US Airways from December 2002 to June 2003. Mr. Nocella served as Vice President — Network and Revenue Management from June 2003 until his election as Senior Vice President — Planning in January 2005. At US Airways, he is responsible for route planning, scheduling, pricing and yield management functions. Prior to joining US Airways, Mr. Nocella served as Vice President, Planning and Scheduling of America West Airlines from April 1997 to April 2002, and in several management positions at Continental Airlines from December 1993 to March 1997.
      Mr. Prestifilippo joined US Airways in August 2002 as Senior Vice President — Maintenance. With nearly 20 years of airline maintenance management experience, Mr. Prestifilippo previously held the position of Vice President — Technical Services and Operations for Continental Express Airlines from 1986 to 2001 and other senior-level management positions for Continental Express and Continental Airlines.
Section 16(a) Beneficial Ownership Reporting Compliance
      Section 16(a) of the Exchange Act and regulations of the SEC thereunder require the Company’s directors, officers and persons who own more than 10% of the Company’s Class A Common Stock, as well as certain affiliates of such persons, to file initial reports of their ownership of the Company’s Class A Common Stock and subsequent reports of changes in such ownership with the SEC. Directors, officers and persons owning more than 10% of the Company’s Class A Common Stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on the Company’s review of the copies of such reports received by the Company and information provided to the Company by its directors and officers, the Company believes that during the fiscal year ended December 31, 2004, the Company’s directors, officers and owners of more than 10% of the Company’s Class A Common Stock complied with all applicable filing requirements except for: (1) the award of director deferred stock units and director stock options by the Company to George M. Philip on October 26, 2004, reported late on Form 4 on October 29, 2004; (2) the award of restricted shares of Class A Common Stock and stock options by the Company to David M. Davis on May 18, 2004, reported late on Form 4 on May 24, 2004; and (3) the award of restricted shares of Class A Common Stock and stock options by the Company to Anita P. Beier on May 18, 2004, reported late on Form 4 on May 24, 2004.
Code of Ethics
      The Company has a code of ethics that applies to all employees, officers, directors and agents of US Airways Group and its wholly owned subsidiaries, including its principal executive officer, principal financial officer and principal accounting officer. A copy of this code, the “Business Conduct and Ethics Policy,” is available on the Company’s website at usairways.com (under the “About US Airways — Investor Relations” caption). The Company intends to disclose any changes in or waivers from its code of ethics by posting such information on its website or by filing a Report on Form 8-K.

Item 11.	Executive Compensation
Compensation of Directors
      The annual retainer payable to non-employee directors in 2004 was $12,000, plus an additional annual amount of $10,000 for the Audit Committee Chairman, $10,000 for the Human Resources Committee Chairman, $5,000 for the Corporate Governance and Nominating Committee Chairman, $5,000 for the Safety Committee Chairman, $5,000 for the Social Responsibility Chairman, and $5,000 for the Strategy and Finance Committee Chairman. Each non-employee director also receives $5,000 for each regularly scheduled Board meeting attended, $2,000 for each other Board meeting attended, $2,000 for each Audit Committee meeting attended and $1,000 for each meeting of any other Board committee attended by such non-employee director. Pursuant to the terms of the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (described below), the directors may be permitted to elect to receive all or a portion of their retainer and meeting fees in the form of deferred stock units. During 2004, directors who were also employees received their compensation in their capacities as employees of US Airways Group and US Airways and received no additional compensation as directors of US Airways Group and US Airways. Mr. Stephens and Dr. Bronner waived all director compensation for 2004. All directors are also reimbursed for reasonable out-of-pocket expenses incurred in connection with attending Board and committee meetings upon the submission of receipts.
      Each director, director’s spouse and the director’s dependent children, as well as a limited number of non-eligible family members and unrelated persons, are provided free transportation on US Airways and reimbursement for federal and state income taxes incurred thereon. Additionally, these benefits are provided for retired directors. During 2004, non-employee directors received the following benefits under this program: Dr. Bronner – $0.00; Mr. Harter – $3,490.17; Ms. Jacobsen – $7,037.72; Mr. Johnson – $2,214.27; Ms. Krongard – $4,255.25; Mr. Mantineo – $693.92; Mr. McKenna – $1,019.73; Mr. Mirka – $3,861.12; Mr. Philip – $967.20; Mr. Simon – $4,133.62; and Mr. Stephens – $0.00. Former directors received the following benefits under this program during 2004: Mathias J. DeVito – $2,030.64; Rono Dutta – $273.16; Peter M. George – $2,648.13; Robert L. LeBuhn – $8,430.40; John G. Medlin, Jr. – $1,438.64; Thomas H. O’Brien – $2,999.72; Hilda Ochoa-Brillembourg – $8,157.53; Richard B. Priory – $2,153.76; and Raymond W. Smith – $9,950.51. Directors emeriti received the following benefits under this program during 2004: Gilbert T. Bowman – $134.94; Edwin I. Colodny – $7,747.22; George J. W. Goodman – $4,566.18; John W. Harris – $6,423.81; Edward A. Horrigan, Jr. – $4,111.76; David C. Jones – $1,401.36; and J. Warren McClure – $1,214.12.
      The compensation for non-employee directors consists of cash and flight benefits as described above, and stock-based compensation. Each year active non-employee directors receive a grant of 5,000 stock options pursuant to the US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan, as amended, and $10,000 worth of deferred stock units pursuant to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan, as amended. Using stock-based compensation for directors is intended to more closely align directors’ financial interests with that of the Company’s stockholders. The ultimate recovery, if any, to holders of the common stock will not be determined until confirmation of a plan of reorganization. The plan of reorganization could result in holders of US Airways Group’s common stock and related equity securities receiving no distribution on account of their interest and cancellation of the equity.
      The US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan, as amended (the NDSIP) is administered by US Airways Group’s Human Resources Committee, which has the power to interpret the NDSIP and to determine rules and procedures under the NDSIP. As of December 31, 2004, there were a total of 500,000 shares of Class A Common Stock reserved for issuance under the NDSIP, of which 91,397 shares were subject to outstanding options and 408,603 shares were available for future option grants. As of December 31, 2004, there were 11 directors eligible to participate in the NDSIP. The directors eligible for grants under the NDSIP are those who are not employees of US Airways Group or its subsidiaries on the date that an option would be granted. Eligible directors receive an option to purchase 5,000 shares of stock on the first business day following US Airways Group’s annual stockholders meeting. In addition, newly elected or appointed eligible directors receive a portion of the 5,000 share annual grant upon commencement of service, prorated for the remaining period until the next annual stockholders meeting. The exercise price of options under the NDSIP is the fair market value (generally, the closing price on the most recent date preceding the date of grant for which a price was reported) of a share of Class A Common Stock on the date of grant of the option, and is payable in cash. Each option becomes exercisable on the earliest to occur of: (i) the first anniversary of the date of grant, (ii) the director’s death, disability, or completion of the last term of office to which the director was elected, or (iii) a “change of control” of US Airways Group (described below). Upon termination of the director’s service, options that have not become exercisable terminate, and options that are exercisable remain exercisable for two years after the date of termination of the director’s service, or such other period as the Human Resources Committee may determine. Options expire ten years after the date of grant and are not transferable except by the laws of descent and distribution. No options may be granted under the NDSIP more than ten years after its effective date. The Board may alter, amend, suspend or terminate the NDSIP at any time, but any such action may not affect a director’s rights under the NDSIP without his or her consent.
      The US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan, as amended (the DSUP) is administered by US Airways Group’s Human Resources Committee, which has the power to interpret the DSUP and to determine rules and procedures under the DSUP. As of December 31, 2004, there were a total of 77,804.7 shares of Class A Common Stock subject to outstanding deferred stock units. As of December 31, 2004, there were 11 directors eligible to participate in the DSUP. The directors eligible for grants under the DSUP are those who are not employees of US Airways Group or its subsidiaries on the date that a deferred stock unit is granted. Deferred stock units under the DSUP are reflected in a bookkeeping account until distributed to the director, and reflect an unsecured promise for US Airways Group to pay benefits under the DSUP. On the first business day following US Airways Group’s annual stockholders meeting, eligible directors are credited with a number of deferred stock units equal to the quotient obtained by dividing $10,000 by the fair market value (generally, the closing price on the most recent date preceding the date of grant for which a price was reported) of a share of Class A Common Stock on the date of grant. In addition, newly elected or appointed eligible directors receive a portion of the $10,000 grant upon commencement of service, prorated for the remaining period until the next annual stockholders meeting. The Committee may also permit eligible directors to defer receipt of their annual retainers and meeting fees and in exchange receive deferred stock units on such terms and conditions as the Human Resources Committee deems appropriate. Each deferred stock unit (other than deferred stock units issued upon the deferral of retainers and meeting fees, which are always fully vested) becomes vested and nonforfeitable on the director’s termination of service as a member of the Board. Upon payment of a dividend on Class A Common Stock, each bookkeeping account under the DSUP will be credited with an additional number of deferred stock units equal to the product of the dividend per share multiplied by the number of deferred stock units in the account on the dividend record date, divided by the fair market value of a share of Class A Common Stock on the dividend payment date. On the February 1st immediately following termination of the director’s service as a non-employee director, the director will generally receive a lump-sum cash payment equal to the number of deferred stock units credited to the director’s account multiplied by the average of the fair market value of a share of Class A Common Stock for the five business days immediately preceding such February 1st; however, a director may elect instead to receive payment in up to four annual installments. If the termination of service is after a change of control (described below): (i) payment will be made as soon as practicable following termination of the director’s service, rather than on the next February 1st; (ii) installment payments will not be available; (iii) the director’s payment will be based on the number of shares in his or her account immediately prior to the change of control; and (iv) with respect to the fair market value used to determine the value of stock units for payment, no averaging will be used and fair market value will generally be the closing price on the immediately preceding date for which a price was reported, except that if consideration is received by US Airways Group’s stockholders in the change of control transaction, the fair market value of a share of stock will be the value of per-share consideration received by stockholders pursuant to the change of control transaction. If the director was a member of the Board for at least five years prior to termination of service, or if the director terminated service due to death or disability, at the time of payment of benefits under the DSUP the director will recei ve an additional tax-gross up payment such that the net amount of the gross-up payment after deduction of federal, state and local income tax on the gross-up payment equals the total federal, state and local income tax owed by the director on the DSUP distribution payment. Deferred stock units are not transferable except by the laws of descent and distribution. No deferred stock units may be granted under the DSUP more than ten years after its effective date. The Board may alter, amend, suspend or terminate the DSUP at any time, but any such action may not affect a director’s rights under the DSUP without his or her consent.
      Change of control is defined under the NDSIP and the DSUP as any of the following events: (i) an individual, entity or group acquires 30% or more of either the then-outstanding shares of US Airways Group’s common stock (the Outstanding Common Stock) or the combined voting power of US Airways Group’s then-outstanding voting securities entitled to vote generally in the election of directors (the Outstanding Voting Securities), excluding: (A) acquisitions from US Airways Group, (B) certain acquisitions by groups related to US Airways Group and its stockholders, (C) acquisitions following which the holders of Outstanding Common Stock and Outstanding Voting Securities prior to the acquisition own, in substantially the same proportions as their ownership immediately prior to the acquisition, more than 85% of the common stock and voting securities, respectively, of the acquiring corporation, and (D) acquisitions where the acquirer reports its beneficial ownership of Outstanding Common Stock and Outstanding Voting Securities on Schedule 13G pursuant to Rule 13d-1 of the Exchange Act; (ii) incumbent board members and individuals whose nomination or election is approved by a majority of the incumbent board members (or their incumbent-approved successors) cease to constitute a majority of the Board; (iii) a reorganization, merger or consolidation is consummated under which the beneficial owners of the Outstanding Common Stock or Outstanding Voting Securities immediately prior to such event beneficially own less than 85% of the resulting shares of common stock or voting securities, respectively, following the transaction, in substantially the same proportions as their ownership prior to the transaction; (iv) approval by US Airways Group’s stockholders of a complete liquidation or dissolution of US Airways Group; or (v) consummation of the sale or other disposition of all or substantially all of US Airways Group’s assets, other than to a corporation with respect to which beneficial owners of the Outstanding Common Stock and Outstanding Voting Securities before the transaction own more than 85% of the resulting shares of common stock or voting securities, respectively, in substantially the same proportions as their ownership prior to the transaction.
Compensation of Executive Officers
      The following Summary Compensation Table sets forth the total compensation paid for the fiscal years ended December 31, 2004, 2003 and 2002 to the individuals who served as Chief Executive Officer of US Airways Group and US Airways during the 2004 fiscal year, each of the four other most highly compensated executive officers who were serving as executive officers as of December 31, 2004 of US Airways Group, US Airways or any other subsidiary of US Airways Group and one additional individual for whom disclosures would have been provided but who was not serving as an executive officer as of December 31, 2004 of US Airways Group, US Airways or any other subsidiary of US Airways Group (collectively referred to as the “named executive officers”).
      The amounts shown in the table below for Restricted Stock Awards reflect amounts granted since US Airways Group and its subsidiaries emerged from the prior Chapter 11 reorganization on March 31, 2003. The ultimate recovery, if any, to holders of the common stock will not be determined until confirmation of a plan of reorganization. The plan of reorganization could result in holders of US Airways Group’s common stock and related equity securities receiving no distribution on account of their interest and cancellation of the equity. The named executive officers also had previous restricted stock awards granted by US Airways Group’s predecessor company, but these shares were cancelled as a part of the 2003 Plan and the named executive officers received no consideration for this cancellation. The prior awards are described in the footnotes to the table.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation

								Securities
						Restricted		Underlying
Name and Principal				Other Annual		Stock		Options/		All Other
Position(1)	Year	Salary	Bonus(2)	Compensation		Awards(3)		Warrants (#)		Compensation(19)

Bruce R. Lakefield	2004	$286,058	—	$81,369	(4)	$687,952	(11)	288,800	(18)	$46,882
President and	2003	—	—	$77,399	(4)	$10,000	(11)	5,000	(18)	—
Chief Executive Officer	2002	—	—	—		—		—		—
Alan W. Crellin	2004	$346,928	—	$219,940	(5)	—		—		$354,550
Executive Vice	2003	$352,750	$72,915	$227,368	(5)	$1,469,530	(12)	111,600	(18)	$376,256
President — Operations	2002	$392,962	$102,081	$19,116	(5)		(12)	25,000	(18)	$75,375
Elizabeth K. Lanier	2004	$345,966	—	$183,178	(6)	—		—		$249,732
Executive Vice	2003	$284,914	$250,000	$184,492	(6)	$1,382,856	(13)	111,600	(18)	$267,266
President — Corporate	2002	—	—	—		—		—		—
Affairs, General Counsel and Secretary
Jerrold A. Glass	2004	$313,405	—	$169,581	(7)	—		—		$239,379
Senior Vice President —	2003	$319,550	—	$181,174	(7)	$1,382,856	(14)	111,600	(18)	$270,023
Employee Relations	2002	$248,769	$192,500	$4,887	(7)		(14)	100,000	(18)	$32,673
B. Ben Baldanza	2004	$347,246	—	$196,946	(8)	—		—		$270,027
Former Senior Vice	2003	$352,750	—	$201,880	(8)	$1,382,856	(15)	111,600	(18)	$285,191
President — Marketing	2002	$397,212	—	$17,041	(8)	—		—		$54,454
and Planning
David N. Siegel	2004	$198,462	—	$538,835	(9)	—		—		$5,654,000
Former President and	2003	$600,000	—	$49,935	(9)	$8,297,136	(16)	669,600	(18)	$48,955
Chief Executive Officer	2002	$533,654	$750,000	$47,637	(9)		(16)	750,000	(18)	$115,465
Neal S. Cohen	2004	$128,889	—	$59,161	(10)	—		—		$1,607,670
Former Executive Vice	2003	$394,250	—	$256,684	(10)	$2,765,712	(17)	223,200	(18)	$364,081
President — Finance and	2002	$306,923	$435,000	$40,523	(10)		(17)	300,000	(18)	$46,099
Chief Financial Officer

(1)	Mr. Lakefield was appointed as President and Chief Executive Officer of US Airways Group and US Airways on April 19, 2004 following the departure of Mr. Siegel on that date. Mr. Cohen terminated his employment effective April 30, 2004. Mr. Baldanza served as Senior Vice President — Marketing and Planning through December 31, 2004, but terminated his employment effective January 15, 2005.

(2)	Amounts reflected for Mr. Crellin were earned in 2001 and paid in 12 monthly installments beginning in June 2002. Amounts reflected for Ms. Lanier and Messrs. Siegel and Cohen were paid in connection with their commencement of employment by US Airways and in lieu of foregone compensation from prior employers due to the change of employment. Awards for Mr. Glass were paid in connection with his commencement of employment by US Airways.

(3)	The figures in this column for 2004 and 2003 reflect the value of shares of US Airways Group’s Class A Common Stock subject to certain restrictions (Restricted Stock) on the date of grant using the per share value of the stock on the date of grant, as further described in footnotes 11 through 17 below. Additionally, in connection with US Airways Group’s and its subsidiaries’ Prior Bankruptcy, under the 2003 Plan all outstanding shares of common stock of US Airways Group’s predecessor corporation were cancelled on March 31, 2003, the effective date of the 2003 Plan. Consequently, all shares of predecessor corporation restricted stock granted to the named executive officers in 2002 have been cancelled, as further described below. The aggregate number of shares of Restricted Stock held by each of Ms. Lanier and Messrs. Lakefield, Crellin, Glass, Baldanza, Siegel and Cohen on December 31, 2004, and the respective fair market value of the stock on such date were, respectively: Mr. Lakefield – 471,200 shares, $537,168; Mr. Crellin – 188,400 shares, $214,776; Ms. Lanier – 188,400 shares, $214,776; Mr. Glass – 188,400 shares, $214,776; Mr. Baldanza – 188,400 shares, $214,776; Mr. Siegel – 0 shares, $0; and Mr. Cohen – 1,594 shares, $1,817. The Restricted Stock is entitled to the same dividends, if any, payable on outstanding shares of Class A Common Stock. The ultimate recovery, if any, to holders of the common stock will not be determined until confirmation of a plan of reorganization. The plan of reorganization could result in holders of US Airways Group’s common stock and related equity securities receiving no distribution on account of their interest and cancellation of the equity.

(4)	Amount disclosed for 2004 includes $29,371 for tax liability related to temporary living expenses, $9,835 in income and tax liability payments related to personal travel provided by US Airways, $2,663 for tax liability payments related to premiums paid by US Airways on a life insurance policy (as described in footnote 19) and $39,500 for director fees paid for service as a member of the Board of Directors through April 19, 2004, which consists of fees paid for board and committee meeting attendance. Amount disclosed for 2003 includes $73,250 for director fees paid for service as a member of the Board of Directors, which amount includes an annual retainer, fees paid for board and committee meeting attendance, and service as Chairman of the Human Resources and Strategy and Finance Committees, and $4,149 in income and tax liability payments related to personal travel provided by US Airways.

(5)	Amount disclosed for 2004 includes $9,000 paid for automobile expenses, $7,668 in income and tax liability payments related to personal travel provided by US Airways, $4,386 for tax liability payments related to premiums paid by US Airways on a life insurance policy (as described in footnote 19) and $198,886 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan (as described in footnote 19). Amount disclosed for 2003 includes $9,000 paid for automobile expenses, $1,081 in income and tax liability payments related to personal travel provided by US Airways, $2,730 for tax liability payments related to premiums paid by US Airways on a life insurance policy and $214,557 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan. Amount disclosed for 2002 includes $10,229 in income and tax liabilities incurred in connection with certain compensation related expenses, $8,250 paid for automobile expenses and $637 for income and tax liability payment related to personal travel provided by US Airways.

(6)	Amount disclosed for 2004 includes $33,908 for tax liability related to temporary living expenses, $9,000 paid for automobile expenses, $16,904 in income and tax liability payments related to personal travel provided by US Airways, $2,346 for tax liability payments related to premiums paid by US Airways on a life insurance policy (as described in footnote 19) and $121,020 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan (as described in footnote 19). Amount disclosed for 2003 includes $30,345 for tax liability related to temporary living expenses, $6,750 paid for automobile expenses, $20,650 in income and tax liability payments related to personal travel provided by US Airways, $2,275 for tax liability payments related to premiums paid by US Airways on a life insurance policy and $124,472 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan.

(7)	Amount disclosed for 2004 includes $710 for tax and financial planning services, $9,000 paid for automobile expenses, $11,686 in income and tax liability payments related to personal travel provided by US Airways, $2,116 for tax liability payments related to premiums paid by US Airways on a life insurance policy (as described in footnote 19) and $146,069 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan (as described in footnote 19). Amount disclosed for 2003 includes $1,055 for tax and financial planning services, $5,250 paid for automobile expenses, $13,272 in income and tax liability payments related to personal travel provided by US Airways, $1,606 for tax liability payments related to premiums paid by US Airways on a life insurance policy and $159,991 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan. Amount disclosed for 2002 includes $4,887 for income and tax liability payments related to personal travel provided by US Airways.

(8)	Amount disclosed for 2004 includes $10,000 for tax and financial planning services, $9,000 paid for automobile expenses, $7,788 in income and tax liability payments related to personal travel provided by US Airways, $1,020 for tax liability payments related to premiums paid by US Airways on a life insurance policy (as described in footnote 19) and $169,138 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan (as described in footnote 19). Amount disclosed for 2003 includes $10,000 for tax and financial planning services, $5,250 paid for automobile expenses, $3,229 in income and tax liability payments related to personal travel provided by US Airways, $1,187 for tax liability payments related to premiums paid by US Airways on a life insurance policy and $182,214 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan. Amount disclosed for 2002 includes $13,884 in income and tax liabilities incurred in connection with certain compensation related expenses and $3,157 for income and tax liability payment related to personal travel provided by US Airways.

(9)	Amount disclosed for 2004 includes $12,000 for tax and financial planning services, $6,000 paid for automobile expenses, $26,815 in income and tax liability payments related to personal travel provided by US Airways, $579 for tax liability payments related to premiums paid by US Airways on a life insurance policy (as described in footnote 19) and $493,441 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan (as described in footnote 19). Amount disclosed for 2003 includes $8,570 for tax and financial planning services, $18,000 paid for automobile expenses, $1,996 for tax liability payments related to premiums paid by US Airways on a life insurance policy and $21,369 in income and tax liability payments related to personal travel provided by US Airways. Amount disclosed for 2002 includes $31,663 for tax liability related to relocation and moving expenses, $13,500 paid for automobile expenses and $2,474 in income and tax liability payments related to personal travel provided by US Airways.

(10)	Amount disclosed for 2004 includes $2,517 for tax liability related to temporary living expenses, $3,000 paid for automobile expenses, $8,710 in income and tax liability payments related to personal travel provided by US Airways, $350 for tax liability payments related to premiums paid by US Airways on a life insurance policy (as described in footnote 19) and $44,584 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan (as described in footnote 19). Amount disclosed for 2003 includes $1,500 for tax and financial planning services, $31,465 for tax liability related to temporary living expenses, $9,000 paid for automobile expenses, $13,701 in income and tax liability payments related to personal travel provided by US Airways, $1,211 for tax liability payments related to premiums paid by US Airways on a life insurance policy and $199,807 for tax liability payments related to company contributions under the US Airways Funded Executive Defined Contribution Plan. Amount disclosed for 2002 includes $31,392 for tax liability related to temporary living expenses, $6,000 paid for automobile expenses and $3,131 for income and tax liability payments related to personal travel provided by US Airways.

(11)	Amount disclosed for 2004 reflects an award of 471,200 shares of Restricted Stock to Mr. Lakefield effective May 19, 2004 based on a per share value of $1.46 on the grant date, vesting 25% on each of April 19, 2005, 2006, 2007 and 2008. Amount disclosed for 2003 reflects an award of 1,362.4 deferred stock units granted to Mr. Lakefield effective July 31, 2003, under the 2003 Nonemployee Director Deferred Stock Unit Plan, based on a per share value of $7.34 on the grant date. The deferred stock units are payable solely in cash upon termination of service as a member of the Board. The deferred stock units are entitled to dividend equivalents if any dividends are paid on the Class A Common Stock.

(12)	The amount disclosed for 2003 reflects an award of (a) 102,584 shares of Restricted Stock effective July 31, 2003, vesting 50% on June 30, 2005 and 50% on January 1, 2006, based on a per share value of $7.34 on the grant date, and (b) 85,816 shares of Restricted Stock effective October 16, 2003, vesting 100% on January 1, 2006, based on a per share value of $8.35 on the grant date. Because US Airways Group’s Class A Common Stock was not listed on the grant dates, the $7.34 per share value is based on the per share value determined pursuant to the 2003 Plan and also subsequently paid in a private placement of US Airways Group’s Class A Common Stock in August 2003, and the $8.35 per share value is based on the weighted average trading price on the over-the-counter bulletin board for the five preceding days, due to the low trading volume on October 16, 2003. Mr. Crellin had shares of restricted stock of US Airways Group’s predecessor corporation which were canceled on March 31, 2003, the effective date of the 2003 Plan, and Mr. Crellin received no payment with respect to such cancellation. These cancelled shares were received pursuant to (a) an award effective January 16, 2002 of 10,000 shares of restricted common stock of US Airways Group’s predecessor corporation, vesting 25% on each of January 16, 2003 and the three succeeding anniversaries thereafter, with a value of $56,100 based on the closing price ($5.61) on the grant date; and (b) an award effective October 16, 2001 of 15,000 shares of restricted common stock of US Airways Group’s predecessor corporation, vesting 25% on November 15, 2001, 25% on December 1, 2002 and 25% on each of October 16, 2003 and October 16, 2004, with a value of $80,400 based on the closing price ($5.36) on the grant date.

(13)	Amount disclosed for 2003 reflects an award of 188,400 shares of Restricted Stock effective July 31, 2003, vesting 50% on June 30, 2005 and 50% on January 1, 2006, based on a per share value of $7.34 on the grant date. Because US Airways Group’s Class A Common Stock was not listed on the grant date, the $7.34 per share value is based on the per share value determined pursuant to the 2003 Plan and also subsequently paid in a private placement of US Airways Group’s Class A Common Stock in August 2003.

(14)	The amount disclosed for 2003 reflects an award of 188,400 shares of Restricted Stock effective July 31, 2003, vesting 50% on June 30, 2005 and 50% on January 1, 2006, based on a per share value of $7.34 on the grant date. Because US Airways Group’s Class A Common Stock was not listed on the grant date, the $7.34 per share value is based on the per share value determined pursuant to the 2003 Plan and also subsequently paid in a private placement of US Airways Group’s Class A Common Stock in August 2003. Mr. Glass also had shares of restricted stock of US Airways Group’s predecessor corporation which were canceled on March 31, 2003, the effective date of the 2003 Plan, and Mr. Glass received no payment with respect to such cancellation. These cancelled shares were received pursuant to an award effective April 8, 2002 of 25,000 shares of restricted common stock of US Airways Group’s predecessor corporation, vesting 34% on April 8, 2003 and 33% on each of April 8, 2004 and April 8, 2005, with a value of $151,000 based on the closing price ($6.04) on the grant date.

(15)	The amount disclosed for 2003 reflects an award of 188,400 shares of Restricted Stock effective July 31, 2003, vesting 50% on June 30, 2005 and 50% on January 1, 2006, based on a per share value of $7.34 on the grant date. Because US Airways Group’s Class A Common Stock was not listed on the grant date, the $7.34 per share value is based on the per share value determined pursuant to the 2003 Plan and also subsequently paid in a private placement of US Airways Group’s Class A Common Stock in August 2003. All of Mr. Baldanza’s shares of Restricted Stock were forfeited upon his termination of employment on January 15, 2005. Mr. Baldanza had shares of restricted stock of US Airways Group’s predecessor corporation which were canceled on March 31, 2003, the effective date of the 2003 Plan, and Mr. Baldanza received no payment with respect to such cancellation. These cancelled shares were received pursuant to an award effective October 16, 2001 of 15,000 shares of restricted common stock of US Airways Group’s predecessor corporation, vesting 25% on November 15, 2001, 25% on December 1, 2002 and 25% on each of October 16, 2003 and October 16, 2004, with a value of $80,400 based on the closing price ($5.36) on the grant date.

(16)	The amount disclosed for 2003 reflects an award of 1,130,400 shares of Restricted Stock to Mr. Siegel, based on a per share value of $7.34 on the grant date, vesting no later than January 1, 2006. Upon his termination of employment on April 19, 2004, the shares became fully vested. Because US Airways Group’s Class A Common Stock was not listed on the grant date, the $7.34 per share value is based on the per share value determined pursuant to the 2003 Plan and also subsequently paid in a private placement of US Airways Group’s Class A Common Stock in August 2003. Mr. Siegel also had shares of restricted stock of US Airways Group’s predecessor corporation which were cancelled on March 31, 2003, the effective date of US Airways Group’s 2003 Plan, and Mr. Siegel received no payment with respect to such cancellation. These cancelled shares were received pursuant to an award effective March 11, 2002 of 350,000 shares of restricted common stock of US Airways Group’s predecessor corporation, vesting 100% on March 11, 2005, with a value of $2,359,000 based on the closing price ($6.74) on the grant date.

(17)	The amount disclosed for 2003 reflects an award of 376,800 shares of Restricted Stock effective July 31, 2003, vesting 50% on January 1, 2005 and 50% on January 1, 2006, based on a per share value of $7.34 on the grant date. Upon his termination of employment on April 30, 2004, the shares became fully vested. Because US Airways Group’s Class A Common Stock was not listed on the grant date, the $7.34 per share value is based on the per share value determined pursuant to the 2003 Plan and also subsequently paid in a private placement of US Airways Group’s Class A Common Stock in August 2003. Mr. Cohen had shares of restricted stock of US Airways Group’s predecessor corporation which were canceled on March 31, 2003, the effective date of the 2003 Plan, and Mr. Cohen received no payment with respect to such cancellation. These cancelled shares were received pursuant to an award effective April 8, 2002 of 100,000 shares of restricted common stock of US Airways Group’s predecessor corporation, vesting 34% on April 8, 2003, and 33% on each of April 8, 2004 and April 8, 2005, with a value of $604,000 based on the closing price ($6.04) on the grant date.

(18)	Amounts shown for 2004 reflect options granted in 2004, as described under “Option Grants” below. Amounts shown for 2003 for all named executive officers other than Mr. Lakefield reflect Class A-1 Warrants (Warrants) granted in 2003 with an exercise price of $7.42 per share. Amounts shown for 2003 for Mr. Lakefield include options exercisable for 5,000 shares of Class A Common Stock granted pursuant to the 2003 Nonemployee Director Stock Incentive Plan. Amounts shown for 2002 reflect options exercisable for shares of common stock of US Airways Group’s predecessor corporation, all of which were cancelled on March 31, 2003, the effective date of the 2003 Plan. The respective officer did not receive any payment in connection with the cancellation of the options.

(19)	As further described herein, amounts disclosed include the value of life insurance benefits for the named executive officers and contributions to various defined contribution pension plans. Under the US Airways life insurance plan, individual life insurance coverage is available to executive officers, with US Airways paying the premium associated with this coverage. The following amounts reflect the dollar value of premiums paid by US Airways on life insurance policies in 2004 for its named executives: Mr. Lakefield – $3,805; Mr. Crellin – $6,321; Ms. Lanier – $3,381; Mr. Glass – $3,050; Mr. Baldanza – $1,470; Mr. Siegel – $780; and Mr. Cohen – $500. Amounts disclosed for 2004 include US Airways contributions to the US Airways Funded Executive Defined Contribution Plan and accruals under the US Airways Unfunded Executive Defined Contribution Plan, which were adopted during 2003 to replace supplemental retirement arrangements in effect before US Airways Group and US Airways’ prior bankruptcy reorganization, and which provide supplemental retirement benefits to the executives. The US Airways Funded Executive Defined Contribution Plan also provides for full funding of the benefits in a secular trust. The following amounts reflect the value of the benefits accrued under the US Airways Unfunded Executive Defined Contribution Plan during 2004 to the named executives: Mr. Lakefield – $0; Mr. Crellin – $73,580; Ms. Lanier – $32,786; Mr. Glass – $34,614; Mr. Baldanza – $34,991; Mr. Siegel – $91,714; and Mr. Cohen – $8,988. The following amounts reflect the value of the benefits contributed to the US Airways Funded Executive Defined Contribution Plan during 2004 to the named executives: Mr. Lakefield – $0; Mr. Crellin – $274,649; Ms. Lanier – $167,122; Mr. Glass – $201,715; Mr. Baldanza – $233,566; Mr. Siegel – $681,419; and Mr. Cohen – $61,568. During 2004, US Airways also made contributions to Mr. Siegel’s accounts in US Airways’ tax-qualified defined contribution plans, in the amount of $14,677. The other named executives did not receive company contributions under US Airways’ tax-qualified defined contribution plans during 2004. The amount reflected for 2004 also includes $43,077 in temporary living expenses for Mr. Lakefield, $46,443 in temporary living expenses for Ms. Lanier and $3,581 in temporary living expenses for Mr. Cohen. As a result of his termination of employment with US Airways Group and US Airways, Mr. Siegel was paid a cash severance payment in the amount of $4,725,410 and $75,000 for accrued but unused vacation time, each of which is included in the 2004 amount. In addition, Mr. Siegel was paid $681,419 in settlement of his benefits under the US Airways Funded Executive Defined Contribution Plan. This amount has been previously included, as described above, and is not separately shown in the total in the column. Also included in the 2004 amount is $65,000 paid to Mr. Siegel as reimbursement for legal fees incurred in connection with his separation agreements. As a result of his termination of employment with US Airways Group and US Airways, Mr. Cohen was paid a cash severance payment in the amount of $1,520,000 and $3,033 for accrued but unused vacation time, each of which is included in the 2004 amount. In addition, Mr. Cohen was paid $338,458 in settlement of his benefits under the US Airways Funded Executive Defined Contribution Plan. This amount has been previously included in the Summary Compensation Table and is not separately shown in the total included in the column. Also included in the 2004 amount is $10,000 paid to Mr. Cohen as reimbursement for legal fees incurred in connection with his separation agreement.

Option Grants
      The following table sets forth information regarding the number and terms of options granted to the named executive officers pursuant to US Airways Group’s 2003 Stock Incentive Plan, as amended and restated, during the fiscal year ended December 31, 2004.
Option Grants in Last Fiscal Year

Potential Realizable
Value at Assumed
Annual Rates of Stock
Price Appreciation for
	Number of Shares	Percent of Total			Option Term(3)
	Underlying	Options Granted to	Exercise or	Expiration
Name	Options Granted(1)	Employees in 2004(2)	Base Price	Date	5% ($)	10% ($)

Bruce R. Lakefield	288,800	61.1%	$1.59	06/19/14	$288,783	$731,834
Alan W. Crellin	—	—	—	—	—	—
Elizabeth K. Lanier	—	—	—	—	—	—
Jerrold A. Glass	—	—	—	—	—	—
B. Ben Baldanza	—	—	—	—	—	—
David N. Siegel	—	—	—	—	—	—
Neal S. Cohen	—	—	—	—	—	—

(1)	The options vest 25% on each anniversary of April 19, 2004.

(2)	The total number of stock options granted to employees in 2004 was 472,340.

(3)	Amounts represent hypothetical gains assuming exercise at the end of the option term and assuming rates of stock price appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC. These assumptions are not intended to forecast future appreciation of US Airways Group’s stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the option exercises will depend on the future performance of US Airways Group’s Class A Common Stock, the option holder’s continued employment through applicable vesting periods and the date on which the options are exercised and the underlying shares are sold. The closing price of US Airways Group’s Class A Common Stock on February 18, 2005 was $1.16 per share. The ultimate recovery, if any, to holders of the common stock will not be determined until confirmation of a plan of reorganization. The plan of reorganization could result in holders of US Airways Group’s common stock and related equity securities receiving no distribution on account of their interest and cancellation of the equity.

Option and Warrant Exercises
      There were no option or Warrant exercises by the named executive officers during the fiscal year ended December 31, 2004. The following table sets forth (i) the number of shares covered by options and Warrants (both exercisable and unexercisable) as of December 31, 2004 and (ii) the respective value for “in-the-money” options and Warrants, which represents the positive spread between the exercise price of existing options and Warrants and the fair market value of US Airways Group’s Class A Common Stock at December 31, 2004.
Aggregate Option/ Warrant Exercises in Last Fiscal Year and
Fiscal Year-End Option/ Warrant Values

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-The-Money
			Options/Warrants at		Options/Warrants at
	Shares		Year-End (#)		Year-End (#)
	Acquired	Value
Name	on Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Bruce R. Lakefield	—	$—	—	288,800	$—	$—
Alan W. Crellin	—	—	111,600	—	—	—
Elizabeth K. Lanier	—	—	111,600	—	—	—
Jerrold A. Glass	—	—	111,600	—	—	—
B. Ben Baldanza	—	—	111,600	—	—	—
David N. Siegel	—	—	669,600	—	—	—
Neal S. Cohen	—	—	223,200	—	—	—
Retirement Benefits
      Qualified Retirement Plan. US Airways previously maintained a defined benefit retirement plan (the Retirement Plan) for its salaried employees which provided noncontributory benefits based upon years of service and the employee’s highest three-year average annual compensation during the last ten calendar years of service. The Retirement Plan was frozen in 1991, but benefits accrued as of the date the plan was frozen remain outstanding until they are paid to participants. Under the Retirement Plan, benefits were generally payable commencing at age 65. However, the Retirement Plan provided reduced early retirement benefits commencing as early as age 55. Benefits under the Retirement Plan were integrated with the Social Security program. Compensation under the Retirement Plan included the employee’s total compensation as reported on Form W-2, plus exclusions from income due to employee elections under Sections 401(k), 125 and 132(f)(4) of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code), minus any imputed income due to the exercise of stock options, income resulting from group term insurance, income imputed due to air pass privileges, expense reimbursements and deferred compensation received in the form of a lump sum distribution. This definition of compensation excludes the following items reported as compensation under the Summary Compensation Table: (i) imputed income from stock options, (ii) income resulting from group term insurance, (iii) income imputed due to air pass privileges, and (iv) certain expense reimbursements. On November 12, 2004, US Airways filed a motion requesting a determination from the Bankruptcy Court that US Airways satisfied the financial requirements for a “distress termination” of the Retirement Plan, which the Bankruptcy Court approved on January 6, 2005. The Retirement Plan was terminated effective January 17, 2005, by agreement between the PBGC and US Airways. Effective February 1, 2005, the PBGC was appointed trustee for the plan. Other than Mr. Crellin, none of the named executive officers participated in the Retirement Plan. Mr. Crellin has two years of Credited Service under the Retirement Plan. Assuming retirement effective January 1, 2005 and payment in the form of a single life annuity under the Retirement Plan, Mr. Crellin would receive payments of $1,896.85 per month through January 31, 2009, reduced to $1,799.48 per month from February 1, 2009 through November 30, 2013, and further reduced to

$1,755.22 per month on and after December 1, 2013. If the payment were made in the form of a joint and 50% survivor annuity with Mr. Crellin’s spouse as beneficiary under the Retirement Plan, Mr. Crellin would receive payments of $1,701.47 per month through January 31, 2009, reduced to $1,614.13 per month from February 1, 2009 through November 30, 2013, and further reduced to $1,574.43 per month on and after December 1, 2013, and upon Mr. Crellin’s death his surviving spouse would receive 50% of the monthly payment amounts for her life. As a result of the termination of the Retirement Plan, Mr. Crellin’s benefits may be reduced.
      Executive Defined Contribution Plans. Messrs. Crellin, Glass and Baldanza and Ms. Lanier receive a defined contribution benefit under the US Airways Funded Executive Defined Contribution Plan and the US Airways Unfunded Executive Defined Contribution Plan (the Executive Plans), and Mr. Siegel and Mr. Cohen received benefits under the Executive Plans in connection with the termination of their employment during 2004. Under the Executive Plans, a contribution is credited to each participant each year, the amount of which is individually determined based upon age, service and projected earnings (including target annual bonus) such that the annual contribution to the Executive Plans and an assumed 8% investment return will achieve a target annual benefit of 50% of final average earnings (based on total cash compensation) at normal retirement age (age 62) when combined with the executive’s benefits under the tax-qualified retirement plans maintained by US Airways. The annual contribution to the Funded Executive Defined Contribution Plan may not exceed 64% of the executive’s earnings for the year, and the annual allocation to the Unfunded Executive Defined Contribution Plan may not exceed 16% of the executive’s earnings for the year. Under the Executive Plans, contributions for disabled executives will continue during the period of disability benefits, and contributions continue for the first twelve months following an executive starting an absence from work due to the birth, adoption or caring for a child after birth or adoption, or due to pregnancy. Furthermore, upon termination of an executive on or after the occurrence of a change in control (as defined in the Executive Plans), US Airways will make an additional contribution or allocation to the Executive Plans for the year in which the termination of employment occurs, in the amount equal to the allocations that US Airways would have had to make during the years for which US Airways would be required to continue to provide such benefits under the executive’s employment agreement or severance agreement. Participants in the Executive Plans do not receive employer contributions under the tax-qualified retirement plans sponsored by US Airways (including the 401(k) and money purchase pension plans) or under any other nonqualified defined contribution plans associated with the tax-qualified retirement plans.
      Messrs. Crellin, Glass and Baldanza and Ms. Lanier receive a benefit based upon three years of credited service for each of the first five years of service (beginning on date of hire), and thereafter two years of credited service for each actual year of service up to a maximum of 30 years of credited service. Contributions and allocations are fully vested. In connection with his termination of employment on January 15, 2005, Mr. Baldanza received his benefits under the Executive Plans in accordance with the terms of the respective plans, as described below.
      Eighty percent (80%) of the target benefit amount is calculated under the Funded Executive Defined Contribution Plan and reduced to present value based on actuarial assumption under that plan, which amount, less the maximum amount of 401(k) contributions permitted for the year, is contributed to a secular trust on a monthly basis, subject to certain limitations on the total amount that can be contributed on an annual basis. Participants also receive a payment to cover any income tax liabilities incurred in connection with the contributions to the secular trust. The remainder of the target benefit amount is unfunded and is credited to an account with an assumed annual 8% rate of return. Under letter agreements entered into with Ms. Lanier, Mr. Baldanza, Mr. Crellin and Mr. Glass on October 20, 2004, contributions under the Executive Plans after October 11, 2004 are subject to a 25% reduction. Distributions from the Funded Executive Defined Contribution Plan will be made to participants upon termination of employment in a single lump sum payment in cash. Distributions from the Unfunded Executive Defined Contribution Plan will be made to participants in a single lump sum payment in cash after the later of termination of employment or attainment of age 62.

Employment and Severance Agreements
      US Airways has entered into employment agreements with Bruce R. Lakefield and Elizabeth K. Lanier. In addition, US Airways is a party to severance agreements, which in substance are employment agreements as well, with Alan W. Crellin, Jerrold A. Glass and B. Ben Baldanza. The Company has entered into a Separation Agreement and Supplemental Separation Agreement with David N. Siegel and a Separation and Consulting Agreement with Neal S. Cohen. All employment-related agreements with Mr. Lakefield, Mr. Crellin, Ms. Lanier and Mr. Glass have not yet been assumed and are subject to modification prior to the Company’s emergence from bankruptcy.

Employment Agreement with Bruce R. Lakefield
      US Airways Group and US Airways entered into an Employment Agreement with Mr. Lakefield April 19, 2004, which is filed as Exhibit 10.6 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
      Term of Employment. The agreement provides for Mr. Lakefield to serve as US Airways’ Chief Executive Officer and President on an at-will basis. Upon a change of control, the agreement will become effective for a two-year term and terminate at the end of the two-year period.
      Salary and Benefits. Under the agreement, Mr. Lakefield is entitled to an annual base salary of not less than $425,000, subject to annual increases consistent with those provided to other key employees. Under the agreement, Mr. Lakefield received 471,200 shares of restricted stock and a nonqualified option to purchase 288,800 shares of Class A Common Stock at a price of $1.59 per share, each under the 2003 Stock Incentive Plan, which awards vest in 25% increments on each April 19, beginning in 2005. In addition to base salary, the agreement provides that Mr. Lakefield will be awarded an annual bonus in accordance with US Airways Group’s Incentive Compensation Plan (ICP) (or successor plan) and will be eligible to participate in the Long-Term Incentive Plan (LTIP), each as determined by the Board or the Human Resources Committee. Mr. Lakefield waived his participation in the ICP and the LTIP until US Airways returns to profitability. Mr. Lakefield also waived participation in the Executive Plans and in all tax-qualified retirement plans and nonqualified retirement or deferred compensation plans sponsored by US Airways Group or US Airways. Mr. Lakefield is entitled to participate in all welfare benefit and fringe benefit plans provided to other officers. At the time the agreement was executed, those benefits included on-line first class, positive space travel privileges for business and pleasure for Mr. Lakefield and his eligible family members, as well as a limited number of non-eligible family members and unrelated persons, a gross-up payment (up to a maximum of $10,000) to cover his tax liability resulting from such travel, free access to US Airways Club facilities for him and his eligible family members and certain temporary living expenses.
      Termination of Employment. Mr. Lakefield’s employment may be terminated at any time by mutual agreement, and terminates automatically upon his death. US Airways or US Airways Group may also terminate the agreement upon ten days’ written notice upon Mr. Lakefield’s disability, or immediately at any time for “cause” (as defined in the agreement). Mr. Lakefield may voluntarily terminate his employment, which may constitute termination for “good reason” upon certain events defined in the agreement. In the event of any termination by US Airways or US Airways Group for cause or by Mr. Lakefield for good reason, the terminating party must give written notice that indicates the specific termination provision in the agreement that is relied upon and sets forth in reasonable detail the facts and circumstances that are the basis for the termination, as well as the termination date, which may not be more than 15 days after the notice date.
      Obligations Upon Termination. After two years of service with US Airways Group, including as a member of the Board, Mr. Lakefield will become vested in lifetime on-line, first class, positive space travel privileges for business and pleasure for him and his eligible family members. If Mr. Lakefield’s employment is terminated for cause, due to death or disability, or is voluntarily terminated by Mr. Lakefield without “good reason,” Mr. Lakefield is entitled to receive all salary and vacation accrued through the date of termination, within 30 days of the date of termination. If Mr. Lakefield’s employment is terminated due to death or disability, US Airways must also pay a prorated annual bonus if annual bonuses are paid to executives for the year in which termination occurs. If, prior to a change of control, US Airways or

US Airways Group terminates Mr. Lakefield’s employment other than for cause or if Mr. Lakefield terminates his employment for good reason, (i) Mr. Lakefield is entitled to receive all salary and vacation accrued through the date of termination, within 30 days of the date of termination, and US Airways must pay a prorated annual bonus if annual bonuses are paid to executives for the year in which termination occurs, and (ii) Mr. Lakefield may negotiate a separate severance agreement providing severance pay and/or additional benefits, subject to his execution of a general release and covenant not to sue the company. If, within two years after a change of control, US Airways or US Airways Group terminates Mr. Lakefield’s employment other than for cause or if Mr. Lakefield terminates his employment for good reason, Mr. Lakefield is entitled to: (i) accrued but unpaid base salary and vacation; (ii) three times base salary (unreduced for any reductions then in effect) plus target annual bonus for the year in which termination occurs; (iii) three times the greater of 125% of unreduced base salary or the target LTIP award that would have been paid for the period ending in the year of termination; (iv) continuation of medical, dental, vision and prescription drug coverages for Mr. Lakefield and his dependents for 24 months on the same premium and coverage basis as active officers (or an equivalent payment); (v) continuation of life insurance coverage for 24 months (or an equivalent payment); and (vi) on-line travel privileges to Mr. Lakefield and his eligible family members for life.
      Other Obligations. In the event that any of Mr. Lakefield’s compensation (whether required under the agreement or otherwise) would be subject to an excise tax under Internal Revenue Code Section 4999, US Airways is required to pay Mr. Lakefield an additional gross-up payment, such that after payment of all taxes, including interest or penalties, on the gross-up payment, Mr. Lakefield will retain an amount of the gross-up payment equal to the excise tax (and any penalties and interest on the excise tax). Mr. Lakefield agreed to hold US Airways Group’s and US Airways’ secret or confidential information, knowledge or data as confidential, including after termination of employment, and agreed to nonsolicitation of customers and employees for one year after termination.

Employment Agreement with Elizabeth K. Lanier
      US Airways’ Employment Agreement with Ms. Lanier is dated as of March 1, 2003 and is filed as Exhibit 10.5 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2003. The Employment Agreement was amended by a letter agreement dated October 20, 2004, which is filed as Exhibit 10.38 to US Airways Annual Report on Form 10-K for the year ended December 31, 2004.
      Term of Employment. The agreement provides for Ms. Lanier to serve as US Airways’ Executive Vice President — Corporate Affairs and General Counsel. Ms. Lanier will serve for an initial term of three years, to be extended each year by one additional year unless either US Airways or Ms. Lanier provides notice that the term will not be extended, or, if a shorter period, until the first day of the month following Ms. Lanier’s 65th birthday (which is defined in the agreement as Ms. Lanier’s “normal retirement date”). Upon a “change of control” (as defined in the agreement), the term of the agreement is automatically extended through the third anniversary of the date of the change of control or through Ms. Lanier’s normal retirement date, whichever is earlier.
      Salary and Benefits. Under the agreement, Ms. Lanier is entitled to an annual base salary of not less than $425,000 for the initial 12 months of the term, subject to a 17% salary reduction. Ms. Lanier is entitled to salary increases in accordance with increases awarded to other key employees and her salary generally may not be decreased, except that pursuant to a letter agreement that amended the employment agreement, Ms. Lanier is currently subject to an additional 10% salary reduction. In addition to base salary, the agreement provides that Ms. Lanier will be awarded an annual bonus determined by the Board or the Human Resources Committee in accordance with US Airways Group’s ICP (or successor plan). Ms. Lanier’s target percentage under the annual ICP each year will be no less than 60% of her base salary, and her maximum bonus opportunity each year will be no less than 120% of base salary. Ms. Lanier is eligible to participate in the LTIP with a target percentage no less than 80% of her base salary, and a maximum percentage no less than 160% of base salary. The agreement provides that Ms. Lanier will receive supplemental executive retirement benefits (which she now receives through participation in the Company’s Executive Plans, subject to a 25% reduction provided in the letter agreement that amended the employment agreement), and is entitled to equity awards consistent with those provided to other Executive Vice Presidents. Ms. Lanier is also entitled to participate in all incentive, savings, retirement and welfare benefit plans provided to other key employees. Under the agreement, Ms. Lanier is entitled to fringe benefits, office and support staff, and paid vacation, all in accordance with the most favorable practices with respect to other key employees. During 2004, those benefits included on-line first class, positive space travel privileges for business and pleasure for Ms. Lanier and her eligible family members, as well as a limited number of non-eligible family members and unrelated persons, a gross-up payment (up to a maximum of $10,000) to cover her tax liability resulting from such travel, free access to US Airways Club facilities for her and her eligible family members, an annual car allowance, and certain relocation benefits including up to 24 months of reasonable temporary living expenses.
      Termination of Employment. Ms. Lanier’s employment may be terminated at any time by mutual agreement, and terminates automatically upon her death. US Airways may also terminate the agreement upon written notice after six months of Ms. Lanier’s continuous total and permanent disability, if Ms. Lanier does not return to work within 90 days after the written notice. US Airways may also terminate the agreement at any time for “cause” (as defined in the agreement). Ms. Lanier may voluntarily terminate her employment, which may constitute termination for “good reason” upon certain events defined in the agreement. In the event of any termination by US Airways for cause or by Ms. Lanier for good reason, the terminating party must give written notice that indicates the specific termination provision in the agreement that is relied upon and sets forth in reasonable detail the facts and circumstances that are the basis for the termination, as well as the termination date, which may not be more than 15 days after the notice date. In the event of a dispute regarding termination, the agreement and compensation continue in effect until the earlier of the resolution of the dispute or the end of the term of the agreement.
      Obligations Upon Termination. If Ms. Lanier’s employment is terminated for cause, due to death or disability, or is voluntarily terminated by Ms. Lanier without “good reason,” US Airways must pay all salary (disregarding any impermissible salary decrease), deferred compensation and vacation accrued through the date of termination within 30 days of the date of termination. If Ms. Lanier’s employment is terminated due to death or disability, or is voluntarily terminated by Ms. Lanier without “good reason,” US Airways must also pay a prorated annual bonus based on the amount of Ms. Lanier’s annual bonus for the previous fiscal year. If, prior to a change of control and not in connection with a change of control, US Airways terminates Ms. Lanier’s employment other than for cause, disability or death or if Ms. Lanier terminates her employment for good reason: (i) US Airways will pay to Ms. Lanier a lump sum in cash within five days after the date of termination equal to the aggregate of Ms. Lanier’s accrued but unpaid base salary (disregarding any impermissible reductions), a prorated annual bonus (based on the higher of the target bonus applicable under the agreement, the bonus paid during, or the bonus paid with respect to, the most recent fiscal year), two times the sum of such annual base salary and Ms. Lanier’s target annual bonus for the year in which the termination occurs, any previously deferred compensation, and any accrued vacation pay; and (ii) for two years after the date of termination, US Airways will continue benefits to Ms. Lanier and/or her family as if the agreement had continued. If, after a change of control or prior to a change in control and in connection with a change of control, US Airways terminates Ms. Lanier’s employment other than for cause, disability or death or if Ms. Lanier terminates her employment for good reason: (i) US Airways will pay to Ms. Lanier a lump sum in cash within five days after the date of termination equal to the aggregate of Ms. Lanier’s accrued but unpaid base salary (disregarding any impermissible reductions), a prorated annual bonus (based on the higher of the target bonus applicable under the agreement, the bonus paid during, or the bonus paid with respect to, the most recent fiscal year), three times the sum of such annual base salary and such annual bonus, any previously deferred compensation, any accrued vacation pay, and an amount equal to the amount of additional benefits Ms. Lanier would receive under all US Airways retirement plans if Ms. Lanier continued employment through the term of the agreement; (ii) for purposes of eligibility for retiree benefits, Ms. Lanier shall be considered to have remained employed and retired on the last day of the term of the agreement; (iii) for three years after the date of termination, US Airways will continue benefits to Ms. Lanier and/or her family as if the agreement had continued; and (iv) at the end of the three-year period, US Airways will continue health insurance and on-line travel privileges to Ms. Lanier for life. In addition, as a participant in the LTIP, upon a change of control, she would be eligible for a payment for each three-year performance period under the LTIP that has not yet been completed in an amount that would have been payable to her if target performance had been met for each performance period. Further, upon termination of Ms. Lanier’s employment for any reason following the completion of at least 5 years of service, US Airways will continue to provide Ms. Lanier with on-line travel privileges for life.
      Other Obligations. US Airways agreed to pay Ms. Lanier’s reasonable legal fees and expenses incurred as a result of any contest by US Airways or others of the validity or enforceability of, or liability under the agreement, plus interest. In addition, in the event that any of Ms. Lanier’s compensation (whether required under the agreement or otherwise) would be subject to an excise tax under Internal Revenue Code Section 4999, US Airways is required to pay Ms. Lanier an additional gross-up payment, such that after payment of all taxes, including interest or penalties, on the gross-up payment, Ms. Lanier will retain an amount of the gross-up payment equal to the excise tax (and any penalties and interest on the excise tax). Ms. Lanier agreed to hold US Airways Group’s and US Airways’ secret or confidential information, knowledge or data as confidential, including after termination of employment.

Severance Agreement with Alan W. Crellin
      US Airways’ Severance Agreement with Mr. Crellin is dated as of June 26, 2002 and is filed as Exhibit 10.9 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002. The Severance Agreement was amended by letter agreements dated July 25, 2002 and October 20, 2004, which are filed as Exhibits 10.17 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002 and Exhibit 10.37 to US Airways Annual Report on Form 10-K for the year ended December 31, 2004, respectively
      Term of Employment. The agreement provides for Mr. Crellin to serve as Executive Vice President of US Airways for an initial term of three years, to be extended each year by one additional year unless either US Airways or Mr. Crellin provides notice that the term will not be extended, or, if a shorter period, until the first day of the month following Mr. Crellin’s 65th birthday (which is defined in the agreement as Mr. Crellin’s “normal retirement date”). Upon a “change of control” (as defined in the agreement), the term of the agreement is automatically extended to the third anniversary of the date of the change of control or through Mr. Crellin’s normal retirement date, whichever is earlier.
      Salary and Benefits. The agreement does not specify Mr. Crellin’s salary and benefits prior to the date of a change of control. However, pursuant to the letter agreements that amended the severance agreement, Mr. Crellin became subject to a 17% and an additional 10% salary reduction and a 25% reduction in retirement plan contributions effective October 11, 2004. Beginning on the date of a change of control and continuing for a period of three years thereafter, or until Mr. Crellin’s normal retirement date, if earlier, the agreement provides for minimum salary and benefits that must be provided to Mr. Crellin. US Airways will pay Mr. Crellin a base salary for the first 12 months of such period at a rate not less than his base salary in effect on the date of the change of control. Mr. Crellin’s salary may not be decreased thereafter and must be increased in accordance with pay increases provided to other executive vice president level employees. In addition, Mr. Crellin will be awarded an annual bonus determined by the Board or the Human Resources Committee in accordance with US Airways Group’s ICP or successor plan. In addition to base salary and annual bonus, Mr. Crellin will be entitled to participate in all incentive, savings, retirement and welfare benefit plans applicable to executive vice president level employees, under terms at least as favorable as the most favorable plans provided during the 90-day period prior to the change of control. Mr. Crellin will also be entitled to fringe benefits, including but not limited to space positive and space available travel privileges in all classes of service and cabins on all air carriers owned by US Airways and any of its affiliates, including all carriers owned by any individual, entity or group that has entered into an agreement that constitutes a change of control, and to paid vacation under terms at least as favorable as the most favorable travel privileges and vacation program provided during the 90-day period prior to the change of control. Mr. Crellin will continue to be entitled to all of the foregoing compensation and benefits, if applicable, during the first six months of Mr. Crellin’s total and permanent disability.
      Termination of Employment. Mr. Crellin’s employment may be terminated at any time by mutual agreement, and terminates automatically upon his death. US Airways may also terminate the agreement upon written notice after six months of Mr. Crellin’s continuous total and permanent disability, if Mr. Crellin does not return to work within 90 days after the written notice. US Airways may also terminate the agreement at any time for “cause” (as defined in the agreement). Mr. Crellin may voluntarily terminate his employment, which may constitute termination for “good reason” upon certain events defined in the agreement. In the event of any termination by US Airways for cause or by Mr. Crellin for good reason within three years after a change of control and before Mr. Crellin’s normal retirement date, the terminating party must give written notice that indicates the specific termination provision in the agreement that is relied upon and sets forth in reasonable detail the facts and circumstances that are the basis for the termination, as well as the termination date, which may not be more than 15 days after the notice date. For post-change of control terminations, in the event of a dispute regarding termination, the agreement and compensation continue in effect until the earlier of the resolution of the dispute, Mr. Crellin’s normal retirement date, or the third anniversary of the date of the change of control.
      Obligations Upon Termination. If Mr. Crellin’s employment is terminated for cause, due to death or disability, or is voluntarily terminated by Mr. Crellin without “good reason,” US Airways must pay all salary, deferred compensation and vacation accrued through the date of termination within 30 days of the date of termination. If termination is due to death or disability and occurs within three years after a change of control and before Mr. Crellin’s normal retirement date, US Airways must also pay a prorated annual bonus based on the amount of Mr. Crellin’s annual bonus for the previous fiscal year. If, prior to a change of control and not in connection with a change of control, US Airways terminates Mr. Crellin’s employment other than for cause, disability or death or if Mr. Crellin terminates his employment for good reason, US Airways will pay to Mr. Crellin in a lump sum in cash within 30 days after the date of termination the aggregate of Mr. Crellin’s accrued but unpaid base salary, deferred compensation and benefits, plus an amount equal to two times the sum of his annual rate of base salary and his target annual bonus. If, after a change of control, or prior to a change of control but in connection with a change of control, US Airways terminates Mr. Crellin’s employment other than for cause, disability or death or if Mr. Crellin terminates his employment for good reason: (i) US Airways will pay to Mr. Crellin a lump sum in cash within 30 days after the date of termination equal to the aggregate of Mr. Crellin’s accrued but unpaid base salary (disregarding any impermissible reductions in Mr. Crellin’s salary), a prorated annual bonus (based on the higher of the target bonus immediately in effect prior to the change of control, the bonus paid during, or the bonus paid with respect to, the most recent fiscal year ending after the change of control), three times the sum of such annual base salary and such annual bonus, any previously deferred compensation, and any accrued vacation pay; (ii) for three years after the date of termination, US Airways will continue benefits to Mr. Crellin and/or his family as if the agreement had continued; (iii) for purposes of eligibility for retirement, Mr. Crellin shall be considered to have remained employed until the third anniversary of the date of termination; and (iv) US Airways will provide continuation of travel privileges for life. In addition, as a participant in the LTIP, upon a change of control, he would be eligible for a payment for each three-year performance period under the LTIP that has not yet been completed in an amount that would have been payable to him if target performance had been met for each performance period. Upon termination of Mr. Crellin’s employment for any reason following the fifth anniversary of his date of employment, he will be entitled to lifetime travel privileges.
      Other Obligations. US Airways agreed to pay Mr. Crellin’s reasonable legal fees and expenses incurred as a result of any contest by US Airways or others of the validity or enforceability of, or liability under the agreement, plus interest. In the case of a contest regarding (i) payments upon termination of Mr. Crellin’s employment prior to a change of control and not in connection with a change of control other than for cause, disability or death or termination by Mr. Crellin for good reason, or (ii) lifetime travel privileges following Mr. Crellin’s fifth anniversary of employment, US Airways is only required to make such payments if Mr. Crellin prevails on at least one material issue in such contest. In addition, in the event that any of Mr. Crellin’s compensation (whether required under the agreement or otherwise) would be subject to an excise tax under Section 4999 of the Internal Revenue Code, US Airways is required to pay Mr. Crellin an additional gross-up payment, such that after payment of all taxes, including interest or penalties, on the gross-up payment, Mr. Crellin will retain an amount of the gross-up payment equal to the excise tax (and any penalties and interest on the excise tax). Mr. Crellin agreed to hold US Airways Group’s and US Airways’ confidential and proprietary information as confidential, including after termination of employment. If Mr. Crellin violates this confidentiality agreement, any payments due under the agreement are forfeited.

      First Amendment to Severance Agreement. US Airways entered into a First Amendment to Mr. Crellin’s Severance Agreement on March 31, 2003 that is filed as Exhibit 10.3 to US Airways’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003. The Amendment provides that (1) no change of control will be deemed to have occurred in connection with transactions under the RSA investment agreement or in connection with US Airways’ emergence from the Prior Bankruptcy and (2) any relocation of US Airways’ headquarters outside of the Washington, D.C. metropolitan area will constitute good reason for Mr. Crellin to terminate his employment.

Severance Agreement with Jerrold A. Glass
      US Airways’ Severance Agreement with Mr. Glass is dated as of April 8, 2002 and is filed as Exhibit 10.10 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002. The Severance Agreement was amended by letter agreements dated July 25, 2002 and October 20, 2004, which are filed as which are filed as Exhibit 10.18 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002 and Exhibit 10.40 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2004, respectively.
      Term of Employment. The agreement provides for Mr. Glass to serve as Senior Vice President of US Airways for an initial term of three years, to be extended each year by one additional year unless either US Airways or Mr. Glass provides notice that the term will not be extended, or, if a shorter period, until the first day of the month following Mr. Glass’s 65th birthday (which is defined in the agreement as Mr. Glass’s “normal retirement date”). Upon a “change of control” (as defined in the agreement), the term of the agreement is automatically extended to the third anniversary of the date of the change of control or through Mr. Glass’s normal retirement date, whichever is earlier.
      Salary and Benefits. The agreement does not specify Mr. Glass’s salary and benefits prior to the date of a change of control. However, pursuant to the letter agreements that amended the severance agreement, Mr. Glass became subject to a 17% and an additional 10% salary reduction and a 25% reduction in retirement plan contributions effective October 11, 2004. Beginning on the date of a change of control and continuing for a period of three years thereafter, or until Mr. Glass’s normal retirement date, if earlier, the agreement provides for minimum salary and benefits that must be provided to Mr. Glass. US Airways will pay Mr. Glass a base salary for the first 12 months of such period at a rate not less than his base salary in effect on the date of the change of control. Mr. Glass’s salary may not be decreased thereafter and must be increased in accordance with pay increases provided to other senior vice president level employees. In addition, Mr. Glass will be awarded an annual bonus determined by the Board or the Human Resources Committee in accordance with US Airways Group’s ICP or successor plan. In addition to base salary and annual bonus, Mr. Glass will be entitled to participate in all incentive, savings, retirement and welfare benefit plans applicable to senior vice president level employees, under terms at least as favorable as the most favorable plans provided during the 90-day period prior to the change of control. Mr. Glass will also be entitled to fringe benefits, including but not limited to space positive and space available travel privileges in all classes of service and cabins on all air carriers owned by US Airways and any of its affiliates, including all carriers owned by any individual, entity or group that has entered into an agreement that constitutes a change of control, and to paid vacation under terms at least as favorable as the most favorable travel privileges and vacation program provided during the 90-day period prior to the change of control. Mr. Glass will continue to be entitled to all of the foregoing compensation and benefits, if applicable, during the first six months of Mr. Glass’s total and permanent disability.
      Termination of Employment. Mr. Glass’s employment may be terminated at any time by mutual agreement, and terminates automatically upon his death. US Airways may also terminate the agreement upon written notice after six months of Mr. Glass’s continuous total and permanent disability, if Mr. Glass does not return to work within 90 days after the written notice. US Airways may also terminate the agreement at any time for “cause” (as defined in the agreement). Mr. Glass may voluntarily terminate his employment, which may constitute termination for “good reason” upon certain events defined in the agreement. In the event of any termination by US Airways for cause or by Mr. Glass for good reason within three years after a change of control and before Mr. Glass’s normal retirement date, the terminating party must give written notice that indicates the specific termination provision in the agreement that is relied upon and sets forth in reasonable detail the facts and circumstances that are the basis for the termination, as well as the termination date, which may not be more than 15 days after the notice date. For post-change of control terminations, in the event of a dispute regarding termination, the agreement and compensation continue in effect until the earlier of the resolution of the dispute, Mr. Glass’s normal retirement date, or the third anniversary of the date of the change of control.
      Obligations Upon Termination. If Mr. Glass’s employment is terminated for cause, due to death or disability, or is voluntarily terminated by Mr. Glass without “good reason,” US Airways must pay all salary, deferred compensation and vacation accrued through the date of termination within 30 days of the date of termination. If termination is due to death or disability and occurs within three years after a change of control and before Mr. Glass’s normal retirement date, US Airways must also pay a prorated annual bonus based on the amount of Mr. Glass’s annual bonus for the previous fiscal year. If, prior to a change of control and not in connection with a change of control, US Airways terminates Mr. Glass’s employment other than for cause, disability or death or if Mr. Glass terminates his employment for good reason, US Airways will pay to Mr. Glass in a lump sum in cash within 30 days after the date of termination the aggregate of Mr. Glass’s accrued but unpaid base salary, deferred compensation and benefits, plus an amount equal to two times the sum of his annual rate of base salary and his target annual bonus. If, after a change of control, or prior to a change of control but in connection with a change of control, US Airways terminates Mr. Glass’s employment other than for cause, disability or death or if Mr. Glass terminates his employment for good reason: (i) US Airways will pay to Mr. Glass a lump sum in cash within 30 days after the date of termination equal to the aggregate of Mr. Glass’s accrued but unpaid base salary (disregarding any impermissible reductions in Mr. Glass’s salary), a prorated annual bonus (based on the higher of the target bonus immediately in effect prior to the change of control, the bonus paid during, or the bonus paid with respect to, the most recent fiscal year ending after the change of control), three times the sum of such annual base salary and such annual bonus, any previously deferred compensation, and any accrued vacation pay; (ii) for three years after the date of termination, US Airways will continue benefits to Mr. Glass and/or his family as if the agreement had continued; (iii) for purposes of eligibility for retirement, Mr. Glass shall be considered to have remained employed until the third anniversary of the date of termination; and (iv) US Airways will provide continuation of travel privileges for life. In addition, as a participant in the LTIP, upon a change of control, he would be eligible for a payment for each three-year performance period under the LTIP that has not yet been completed in an amount that would have been payable to him if target performance had been met for each performance period. Upon termination of Mr. Glass’s employment for any reason following the fifth anniversary of his date of employment, he will be entitled to lifetime travel privileges.
      Other Obligations. US Airways agreed to pay Mr. Glass’s reasonable legal fees and expenses incurred as a result of any contest by US Airways or others of the validity or enforceability of, or liability under the agreement, plus interest. In the case of a contest regarding (i) payments upon termination of Mr. Glass’s employment prior to a change of control and not in connection with a change of control other than for cause, disability or death or termination by Mr. Glass for good reason, or (ii) lifetime travel privileges following Mr. Glass’s fifth anniversary of employment, US Airways is only required to make such payments if Mr. Glass prevails on at least one material issue in such contest. In addition, in the event that any of Mr. Glass’s compensation (whether required under the agreement or otherwise) would be subject to an excise tax under Section 4999 of the Internal Revenue Code, US Airways is required to pay Mr. Glass an additional gross-up payment, such that after payment of all taxes, including interest or penalties, on the gross-up payment, Mr. Glass will retain an amount of the gross-up payment equal to the excise tax (and any penalties and interest on the excise tax). Mr. Glass agreed to hold US Airways Group’s and US Airways’ confidential and proprietary information as confidential, including after termination of employment. If Mr. Glass violates this confidentiality agreement, any payments due under the agreement are forfeited.
      First Amendment to Severance Agreement. US Airways entered into a First Amendment to Mr. Glass’s Severance Agreement on March 31, 2003 that is filed as Exhibit 10.33 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2004. The Amendment provides that (1) no change of control will be deemed to have occurred in connection with transactions under the RSA investment agreement or in connection with US Airways’ emergence from the Prior Bankruptcy and (2) any relocation of US Airways’

headquarters outside of the Washington, D.C. metropolitan area will constitute good reason for Mr. Glass to terminate his employment.

Severance Agreement with B. Ben Baldanza
      US Airways’ Severance Agreement with Mr. Baldanza is dated as of June 26, 2002 and is filed as Exhibit 10.14 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2003. The Severance Agreement was amended by letter agreements dated July 25, 2002 and October 20, 2004, which are filed as Exhibits 10.18 to Amendment No. 1 to US Airways’ Annual report on Form 10-K for the year ended December 31, 2002) and Exhibit 10.35 to US Airways Annual Report on Form 10-K for the year ended December 31, 2004, respectively. The Severance Agreement was also amended by a First Amendment on March 31, 2003, which is filed as Exhibit 10.15 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2003. The Amendment provided that (1) no change of control was deemed to have occurred in connection with transactions under the RSA investment agreement or in connection with US Airways’ emergence from the Prior Bankruptcy and (2) any relocation of US Airways’ headquarters outside of the Washington, D.C. metropolitan area will constitute good reason for Mr. Baldanza to terminate his employment. Mr. Baldanza terminated his employment with the Company effective January 15, 2005, and the Company does not intend to assume the Severance Agreement, as amended, in connection with the Chapter 11 proceedings.
      Term of Employment, Salary and Benefits. The agreement provided for Mr. Baldanza to serve as Senior Vice President of US Airways for an initial term of three years, to be extended each year by one additional year unless either US Airways or Mr. Baldanza provided notice that the term will not be extended. The agreement also provided that Mr. Baldanza’s employment could be terminated at any time by mutual agreement, and terminated automatically upon his death. US Airways had the right terminate the agreement in the event of Mr. Baldanza’s continuous total and permanent disability or for “cause” (as defined in the agreement), and Mr. Baldanza had the right to terminate his employment for “good reason” upon certain events defined in the agreement. Mr. Baldanza’s voluntary termination of his agreement effective January 15, 2005 was not for “good reason.”
      The agreement did not specify Mr. Baldanza’s salary and benefits prior to the date of a change of control. However, pursuant to the letter agreements that amended the severance agreement, Mr. Baldanza had been subject to a 17% and became subject to an additional 10% salary reduction and a 25% reduction in retirement plan contributions effective October 11, 2004. Beginning on the date of a change of control and continuing for a period of three years thereafter, or until Mr. Baldanza’s normal retirement date, if earlier, the agreement provided for minimum salary and benefits that must be provided to Mr. Baldanza.
      Obligations Upon Termination. The agreement provided for various payments to Mr. Baldanza upon termination for cause, for good reason, upon death or disability or due to a change of control, which are described in detail in US Airways Group’s proxy statement for its 2004 annual meeting of shareholders. Due to his voluntary termination without good reason, these provisions no longer apply. As provided in the agreement, upon voluntary termination of the agreement by Mr. Baldanza without good reason, US Airways paid all salary, deferred compensation and vacation accrued by Mr. Baldanza through the date of termination.
      Other Obligations. Upon termination of Mr. Baldanza’s employment for any reason following the fifth anniversary of his date of employment, he was entitled to lifetime travel privileges. US Airways also agreed to pay Mr. Baldanza’s reasonable legal fees and expenses incurred as a result of any contest by US Airways or others of the validity or enforceability of, or liability under the agreement, plus interest. In the case of a contest regarding (i) payments upon termination of Mr. Baldanza’s employment prior to a change of control and not in connection with a change of control other than for cause, disability or death or termination by Mr. Baldanza for good reason, or (ii) lifetime travel privileges following Mr. Baldanza’s fifth anniversary of employment, US Airways is only required to make such payments if Mr. Baldanza prevails on at least one material issue in such contest. In addition, in the event that any of Mr. Baldanza’s compensation (whether required under the agreement or otherwise) would be subject to an excise tax under Section 4999 of the Internal Revenue Code, US Airways is required to pay Mr. Baldanza an additional gross-up payment, such that after payment of all taxes, including interest or penalties, on the gross-up payment, Mr. Baldanza will retain an amount of the gross-up payment equal to the excise tax (and any penalties and interest on the excise tax). Mr. Baldanza agreed to hold US Airways Group’s and US Airways’ confidential and proprietary information as confidential, including after termination of employment. If Mr. Baldanza violates this confidentiality agreement, any payments due under the agreement are forfeited. The obligations set forth in this paragraph will no longer apply if the Company does not assume the Severance Agreement, as amended, in connection with the Chapter 11 proceedings.

Separation Agreement with David N. Siegel
      US Airways Group and US Airways entered into a Separation Agreement with Mr. Siegel dated April 23, 2004, which is filed as Exhibit 10.10 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
      The agreement provided that Mr. Siegel’s service as President and Chief Executive Officer of Airways was terminated by Mr. Siegel for “good reason” on April 19, 2004. The agreement provided for a cash severance payment of $4,725,410, which was paid in a single lump sum. In addition, 669,600 outstanding Warrants held by Mr. Siegel became fully vested and remain exercisable until April 1, 2010. 1,130,400 shares of restricted stock held by Mr. Siegel became fully vested under the agreement. Mr. Siegel is also entitled to continue participating in certain employee benefits for three years. The agreement required US Airways to reimburse Mr. Siegel up to $15,000 for his legal fees incurred in connection with the separation agreement. The agreement requires Mr. Siegel to protect US Airways’ and US Airways Group’s confidential information for three years and not to solicit customers, clients or employees for six months. The agreement provided for mutual general releases of claims.

Supplemental Separation Agreement with David N. Siegel
      US Airways Group and US Airways entered into a Supplemental Separation Agreement with Mr. Siegel dated May 19, 2004, which is filed as Exhibit 10.11 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The Supplemental Separation Agreement supplemented the initial Separation Agreement described above, and in particular, provided the supplemental executive retirement benefits for Mr. Siegel.
      Under the agreement, Mr. Siegel became entitled to benefits under the Executive Plans. The total contribution under the Funded Executive Defined Contribution Plan for Mr. Siegel was $681,419, which was paid to Mr. Siegel as provided in the plan. In addition, Mr. Siegel received a tax gross-up payment of $493,441. The allocation under the Unfunded Executive Defined Contribution Plan for Mr. Siegel was $91,714, which is distributable to Mr. Siegel in accordance with the terms of that plan. The agreement required Mr. Siegel to cooperate with US Airways and US Airways Group for six months after the date of his termination of employment and to reasonably assist on all matters related to his employment and the conduct of business, including any litigation. US Airways agreed to reimburse Mr. Siegel up to an additional $50,000 for his legal fees incurred in connection with the separation agreement and supplemental separation agreement. The agreement also entitled Mr. Siegel to receive $75,000 for accrued but unused vacation time. Mr. Siegel also agreed not to solicit customers, clients or employees for six months, and the agreement provided for mutual general releases of claims.

Employment Agreement with David N. Siegel
      US Airways’ Employment Agreement with Mr. Siegel was dated as of March 11, 2002 and was filed as Exhibit 10.41 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2001. In addition, a letter agreement between US Airways and Mr. Siegel dated as of March 11, 2002, which supplemented the employment agreement, was filed as Exhibit 10.49 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2001. Mr. Siegel’s employment agreement and the supplementary letter agreement were terminated and superseded by the separation agreement and supplemental separation agreement described above, except that the following provisions of the employment agreement survived: (i) US Airways agreed to pay Mr. Siegel’s reasonable legal fees and expenses incurred as a result of any contest by US Airways or others of the validity or enforceability of, or liability under, the separation agreement and supplemental separation agreement, plus interest, and (ii) in the event that any of

Mr. Siegel’s compensation would be subject to an excise tax under Internal Revenue Code Section 4999, US Airways is required to pay Mr. Siegel an additional gross-up payment, such that after payment of all taxes, including interest or penalties, on the gross-up payment, Mr. Siegel will retain an amount of the gross-up payment equal to the excise tax (and any penalties and interest on the excise tax).

Separation and Consulting Agreement with Neal S. Cohen
      US Airways Group and US Airways entered into a Separation and Consulting Agreement with Mr. Cohen dated April 30, 2004, which is filed as Exhibit 10.12 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
      The agreement provided that Mr. Cohen’s service as Executive Vice President and Chief Financial Officer of Airways was terminated by Mr. Cohen for “good reason” on April 30, 2004. The agreement provided for a cash severance payment of $1,523,033, which was paid in a single lump sum. In addition, 223,200 outstanding Warrants held by Mr. Cohen were fully vested and remain exercisable until April 1, 2010. 376,800 shares of restricted stock held by Mr. Cohen became fully vested under the agreement. The agreement provided that Mr. Cohen would provide consulting services for three months, which could be extended by mutual written agreement. For the consulting services, Mr. Cohen received $50,000 per month, plus $20,000 per month in future first class travel on Airways at a value of $200 per domestic flight round trip, $400 per Caribbean flight round trip and $600 per European flight round trip, prorated for partial months. The agreement required US Airways to reimburse Mr. Cohen up to $10,000 for his legal fees incurred in connection with the separation agreement. The agreement requires Mr. Cohen to protect US Airways’ and US Airways Group’s confidential information for one year, and not to solicit customers, clients or employees for nine months. The agreement provided for mutual general releases of claims.

Severance Agreement with Neal S. Cohen
      US Airways’ Severance Agreement with Mr. Cohen was dated as of April 8, 2002 and was filed as Exhibit 10.8 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002. Mr. Cohen’s severance agreement was terminated and superseded by the separation agreement described above.
Compensation Committee Interlocks and Insider Participation
      None of the Company’s executive officers or directors serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors or Human Resources Committee.

Item 12.	Security Ownership of Certain Beneficial Owners and Management
Equity Compensation Plan Information
      The following table gives information about the Company’s Class A Common Stock, Options, Restricted Stock and Warrants that may be issued under all of its existing equity compensation plans as of December 31, 2004, which include:

•	2004 Omnibus Stock Incentive Plan of US Airways Group, Inc.

•	2003 Stock Incentive Plan, as amended and restated, of US Airways Group, Inc.

•	2003 Nonemployee Director Stock Incentive Plan, as amended

•	Shares of restricted Class A Common Stock issued to employees in accordance with the terms of the 2003 Plan and the Company’s collective bargaining agreements with certain labor groups.
      The 2003 Stock Incentive Plan, as amended and restated, was approved by the Company’s stockholders at the Annual Meeting of Stockholders held May 19, 2004. The other plans above have not previously been specifically approved by the Company’s stockholders. The allocation of shares for the grants to employees were approved by the bankruptcy court as part of the Company’s 2003 Plan, which under Section 303 of the Delaware General Corporation Law has like effect to stockholder approval.
      As a result of the current Chapter 11 proceedings, the plans listed above will either be terminated or modified in connection with the confirmation of a plan of reorganization. The ultimate recovery, if any, to holders of the equity securities granted under these plans will not be determined until such confirmation. The plan of reorganization could result in holders of US Airways Group’s common stock and related equity securities receiving no distribution on account of their interest and cancellation of the equity.

				(c) Number of Securities
	(a) Number of			Remaining Available
	Securities to be Issued		(b) Weighted-Average	for Future Issuance Under
	Upon Exercise of		Exercise Price of	Equity Compensation		(d) Total of Securities
	Outstanding Options,		Outstanding Options,	Plans (Excluding Securities		Reflected in
Plan Category	Warrants and Rights		Warrants and Rights(4)	Reflected in Column (a))		Columns (a) and (c)

Equity Compensation Plans Approved by Stockholders	15,644,347	(1)(2)	$6.57	532,097		16,176,444
Equity Compensation Plans Not Approved by Stockholders	86,397	(3)	$4.18	2,208,063	(5)	500,000

TOTAL	15,730,744			2,740,160		16,676,444

(1)	Includes all shares of restricted Class A Common Stock allocated to the various labor groups under the Company’s 2003 Plan, as described below, that had not vested as of December 31, 2004. As noted above, the allocation of securities for the grants to employees were approved by the 2003 Plan, which has the same effect as stockholder approval.

(2)	Includes the following securities granted under the Company’s 2003 Stock Incentive Plan, as amended and restated: 1,997,108 shares of restricted Class A Common Stock that had not vested as of December 31, 2004; 2,118,490 Warrants exercisable for shares of Class A Common Stock; and 357,390 options exercisable for shares of Class A Common Stock. All Warrants are issued with a corresponding number of shares of Class A Preferred Stock equal to the number of shares of Class A Common Stock for which the Warrants are exercisable.

(3)	Includes 86,397 stock options exercisable for shares of Class A Common Stock granted under the 2003 Nonemployee Director Stock Incentive Plan, as amended.

(4)	Does not include the shares of restricted Class A Common Stock included in column (a), due to the fact that the restricted stock does not have an exercise price.

(5)	Includes 408,603 shares of Class A Common Stock under the Company’s 2003 Nonemployee Director Stock Incentive Plan, as amended and 1,800,000 shares of Class A Common Stock under the Company’s 2004 Omnibus Stock Incentive Plan.
2004 Omnibus Stock Incentive Plan
      The Board of Directors of US Airways Group, Inc. adopted the US Airways Group, Inc. 2004 Omnibus Stock Incentive Plan (the “Omnibus Plan”) on August 4, 2004, to replace the 2003 Stock Incentive Plan. As noted above, due to the current Chapter 11 proceedings, the Omnibus Plan will either be terminated or modified in connection with the confirmation of a plan of reorganization. The Board of Directors has reserved a total of 1,800,000 shares of Class A Common Stock for issuance under the Omnibus Plan. Pursuant to the Omnibus Plan, no further awards may be granted under the 2003 Stock Incentive Plan. Under the Omnibus Plan, employees of US Airways Group and its affiliates are eligible to receive grants of qualified and nonqualified stock options, reload options, stock appreciation rights, restricted stock, restricted stock units, performance-based shares and units, Class A-1 Warrants coupled with shares of Class A Preferred Stock and/or cash awards. A committee appointed by US Airways Group’s Board of Directors will select award recipients, determine the terms of each award, and interpret the plan. Awards become vested as determined by the committee, but all awards generally become immediately vested upon the participant’s death, disability or retirement after age 62, and upon a change in control of US Airways Group, although vesting is accelerated for performance-based awards on a pro rata basis.
2003 Nonemployee Director Stock Incentive Plan
      The US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan has not been approved by the Company’s stockholders. See Item 11. Executive Compensation — Compensation of Directors above for a description of the material terms of the plan.
Restricted Class A Common Stock
      Under the terms of the 2003 Plan and collective bargaining agreements, US Airways Group was required to issue a total of 23,028,687 shares of restricted stock to individuals designated by various labor groups. The restricted stock is subject to restrictions on sale, assignment, transfer and other encumbrance prior to vesting, but holders of the restricted shares otherwise have all of the rights of a stockholder. The restricted stock generally became vested and nonforfeitable with respect to 50% of each grant on July 31, 2003, and an additional 25% was scheduled to vest on each of January 1, 2005 and January 1, 2006. These vesting provisions are subject to the provisions of the Notices of Restricted Stock Grant as described below for each union. Except as provided in the Notices of Restricted Stock Grant for each union, a holder of restricted stock must be employed by US Airways on each vesting date in order for the shares of restricted stock to vest. The IAM, CWA, AFA and the TWU dispatchers agreed to postpone the January 1, 2005 vesting to June 30, 2005. Shares held by members of the ALPA and the TWU flight crew training instructors and flight simulator engineers vested, and income tax withholding payments were either deducted from the paychecks of active employees or invoiced to in-active employees, with the shares subject to forfeit if the withholding tax is not paid. Any shares forfeited are re-allocated as directed by the applicable union.
      The Notices of Restricted Stock Grant for shares issued pursuant to the collective bargaining agreement between US Airways and the IAM provide that an employee who retires or dies prior to full vesting will receive the next 25% of vesting as of the vesting date immediately after retirement or death, but will not vest in any additional shares thereafter. Employees who retired before June 1, 2003 received 25% vesting. Employees who retired before July 31, 2003 received 50% vesting. An employee who resigns or is terminated for cause will forfeit any unvested shares, except that an employee who resigned or was terminated for cause between June 1, 2003 and July 31, 2003 received the first 25% of vesting. Employees who take a leave of absence or are furloughed continue to vest on the same schedule as active employees, and are taxed on all remaining shares granted but not yet vested on the first vesting date after the furlough begins. Except as described in the preceding sentences, upon termination of employment, all unvested shares are forfeited.
      The Notices of Restricted Stock Grant for shares issued pursuant to the collective bargaining agreement between US Airways and the CWA provide that in order for the employees’ shares of restricted stock to vest on any vesting date, the individual must have been on the CWA Passenger Service Employees seniority list as of September 17, 2002. In addition, in order to receive the first 50% vesting on July 31, 2003, the employee (i) must have worked as a Passenger Service Employee on at least one date between September 17, 2002 and July 31, 2003, and (ii) must continue to be on the Passenger Service Employees seniority list as of July 31, 2003. Individuals who met those eligibility criteria as of May 31, 2003, but were not on the seniority list as of July 31, 2003, vested in 25% of their restricted stock and the remainder was forfeited. In order to receive the next 25% vesting on January 1, 2005, the eligible employee (i) must have worked as a Passenger Service Employee on at least one date between August 1, 2003 and December 31, 2004, and (ii) must continue to be on the Passenger Service Employees seniority list as of January 1, 2005. In order to receive the final 25% vesting on January 1, 2006, the eligible employee (i) must have worked as a Passenger Service Employee on at least one date between January 1, 2005 and December 31, 2005, and (ii) must continue to be on the Passenger Service Employees seniority list as of January 1, 2006. Upon termination of employment, all unvested shares are forfeited, and upon each vesting date, all shares which do not vest are forfeited.
      The Notices of Restricted Stock Grant for shares issued pursuant to the collective bargaining agreement between US Airways and the AFA provide that all eligible employees on each vesting date will receive an equal number of whole shares from the union’s vested pool on that vesting date. Shares remaining from the July 31, 2003 and January 1, 2005 vesting dates will go into a pool for distribution among eligible employees upon the final vesting date. After the final vesting date, once all employees have received an equal number of whole shares, any remaining shares will be distributed to employees in order of seniority. An employee who resigns, retires, is terminated or dies will forfeit any unvested shares. Employees whose status reflects Involuntary Furlough, Long-Term Disability, Long Term Disability — Social Security Award, Supervisor, Training Instructor, Company Business or AFA Union Business National on the January 1, 2005 or January 1, 2006 vesting dates will not participate in the vesting pool on those dates. The union will provide US Airways Group with a list of employees eligible to receive an allocation from the pool and the number of shares to be allocated to each employee no later than November 1, 2005. Except as described in the preceding sentences, upon termination of employment, all unvested shares are forfeited.
      The Notices of Restricted Stock Grant for shares issued pursuant to the collective bargaining agreement between US Airways and ALPA provide that a pilot who retired before July 31, 2003 became fully vested on that date and an employee whose “normal retirement date” falls prior to full vesting will become fully vested as of the vesting date immediately preceding the normal retirement date. Pilots who took early retirement between July 31, 2003 and January 1, 2005 became vested in an additional 25% on January 1, 2005, and forfeited the remaining 25% of the restricted stock grant. Pilots who take early retirement after January 1, 2005 will become fully vested on January 1, 2006.
      A pilot who died before July 31, 2003 became fully vested on that date, and a pilot who dies after July 31, 2003 but before January 1, 2006, will become fully vested on the date of death. A pilot who resigns or is terminated for cause (as determined by the US Airways System Board of Adjustment) forfeits any unvested shares.
      One group of Notices of Restricted Stock Grant for shares issued pursuant to the collective bargaining agreement between US Airways and the Transportation Workers Union provides that an instructor who retired before July 31, 2003 became 50% vested on that date, but will not vest in any additional shares thereafter. An employee who retires before fully vesting will receive the next 25% of vesting on the next vesting date, but will not vest further. Employees on furlough continue to vest on the same schedule as active employees, and are taxed on all remaining shares granted but not yet vested on the first vesting date after the furlough begins. Except as described in the preceding sentences, upon termination of employment, all unvested shares are forfeited. A second group of Notices of Restricted Stock Grant for shares issued pursuant to the collective bargaining agreement between US Airways and the Transportation Workers Union provide that a dispatcher who was active (as defined in the agreement) between the 32nd day preceding June 1, 2003 and the 32nd day preceding July 31, 2003 but retired, was furloughed or died before July 31, 2003, became vested in 50% of the restricted stock grant on July 31, 2003. Thereafter, an employee who is active on the date 32 days before the vesting date but retires, is furloughed or dies before that vesting date will receive the applicable vesting on that date. Except as described in the preceding sentences, upon termination of employment, all unvested shares are forfeited. A third group of Notices of Restricted Stock Grant for shares issued pursuant to the collective bargaining agreement between US Airways and the Transportation Workers Union provides that a flight simulator engineer employee who retired before July 31, 2003 became 25% vested on that date, but will not vest in any additional shares thereafter. An employee who retires before fully vesting will receive the next 25% of vesting on the next vesting date, but will not vest further. Employees who die prior to becoming fully vested will become fully vested on the next vesting date. Employees on furlough continue to vest on the same schedule as active employees, and are taxed on all remaining shares granted but not yet vested on the first vesting date after the furlough begins. Except as described in the preceding sentences, upon termination of employment, all unvested shares are forfeited.
Security Ownership of Certain Beneficial Owners and Management
      The following table sets forth information regarding the beneficial ownership of the Company’s Class A Common Stock and Class A Preferred Stock as of February 1, 2005, by (i) each of the Company’s directors, (ii) each of the Company’s executive officers named in the Summary Compensation Table herein and (iii) all of the Company’s directors and executive officers as a group, based in each case on information furnished to the Company by such persons. Each share of Class A Preferred Stock is issued with a corresponding Warrant that is exercisable for Class A Common Stock. The Warrants do not have voting rights but the corresponding Class A Preferred Stock issued with each Warrant entitles the holder to one vote per share of Class A Preferred Stock (subject to adjustment in certain circumstances). Each Warrant is only exercisable, redeemable or transferable when delivered together with the corresponding shares of Class A Preferred Stock. In no event will a holder be entitled to vote both the shares of Class A Preferred Stock corresponding to the Warrant and the shares of Class A Common Stock that may be issued to the holder upon exercise of the Warrant. Therefore, the information in the table below regarding beneficial ownership of Class A Common Stock excludes the shares of Class A Common Stock that are deemed to be beneficially owned by holders of Warrants due to the fact that the Warrants are exercisable within 60 days of February 1, 2005, since the holders of Warrants must surrender their Class A Preferred Stock prior to receiving the shares of Class A Common Stock. This excluded beneficial ownership information is disclosed in the footnotes. We believe that each of the named individuals and each director and executive officer included in the group has sole voting and investment power with regard to the shares shown, except as otherwise noted. The ultimate recovery, if any, to holders of the common stock will not be determined until confirmation of a plan of reorganization. The plan of reorganization could result in holders of US Airways Group’s common stock and related equity securities receiving no distribution on account of their interest and cancellation of the equity.

	Class A Common Stock			Class A Preferred Stock
	Beneficially Owned(1)			Beneficially Owned(1)(2)

	Number		Percent	Number		Percent
Name and Title	of Shares		of Class	of Shares		of Class

Bruce R. Lakefield	476,200	(3)	*	—		—
President, Chief Executive Officer and Director,
US Airways Group and US Airways

Ronald E. Stanley	—	(4)	—	—		—
Executive Vice President, Chief Financial Officer
and Director, US Airways Group and US Airways

Alan W. Crellin	188,400	(5)	*	111,600	(5)	*
Executive Vice President — Operations, US Airways

Elizabeth K. Lanier	188,400	(7)	*	111,600	(7)	*
Executive Vice President — Corporate Affairs,
General Counsel and Secretary, US Airways
Group and US Airways

Jerrold Glass	188,400	(6)	*	111,600	(6)	*
Senior Vice President — Employee Relations,
US Airways

David N. Siegel	—	(8)	—	669,600	(8)	*
Former President, Chief Executive Officer and
Director, US Airways Group and US Airways

Neal S. Cohen	1,594	(9)	*	223,200	(9)	*
Former Executive Vice President — Finance and
Chief Financial Officer, US Airways Group and
US Airways

B. Ben Baldanza	—	(10)	*	111,600	(10)	*
Former Senior Vice President — Marketing and
Planning, US Airways

	Class A Common Stock			Class A Preferred Stock
	Beneficially Owned(1)			Beneficially Owned(1)(2)

	Number		Percent	Number	Percent
Name and Title	of Shares		of Class	of Shares	of Class

William D. Pollock	2,643		*	—	—
Director

David G. Bronner	—		—	—	—
Chairman of the Board

Thomas R. Harter	—		—	—	—
Director

Magdalena Jacobsen	5,000	(11)	—	—	—
Director

Robert L. Johnson	5,000	(11)	—	—	—
Director

Cheryl G. Krongard	5,000	(11)	—	—	—
Director

Joseph J. Mantineo	5,000	(11)	—	—	—
Director

John A. McKenna, Jr.	5,000	(11)	—	—	—
Director

Hans Mirka	5,000	(11)	—	—	—
Director

George M. Philip	1,000		—	—	—
Director

James M. Simon	5,000	(11)	—	—	—
Director
William T. Stephens	—		—	—	—
Director

Directors and executive officers of US Airways Group as a group (25 persons)	1,479,400			1,578,600

*	Represents less than 1% of the class.

(1)	The number shown reflects the number of Class A Common Stock and Class A Preferred Stock owned beneficially as of February 1, 2005, based on information furnished by the persons named, public filings and the Company’s records. A person is deemed to be a beneficial owner if such person, either alone or with others, has the power to vote or to dispose of such common shares. Except as otherwise indicated below and subject to applicable community property laws, the Company believes each owner has sole voting and sole investment authority with respect to the shares listed. Except as indicated in the notes below, shares of Class A Common Stock beneficially owned by a person include shares of which the person has the right to acquire beneficial ownership within 60 days after February 1, 2005. There were 51,643,527 shares of Class A Common Stock and 18,847,894 shares of Class A Preferred Stock outstanding as of February 1, 2005.

(2)	Each share of Class A Preferred Stock is issued with a corresponding Warrant that is exercisable for Class A Common Stock. The Warrants do not have any voting rights. Each Warrant is only exercisable, redeemable or transferable when delivered together with the corresponding shares of Class A Preferred Stock. Therefore, a holder of Class A Preferred Stock will be entitled either to (i) vote the shares of Class A Preferred Stock, or (ii) upon exercise of the Warrants and the required surrender of the corresponding number of shares of Class A Preferred Stock, vote the number of shares of Class A Common Stock received upon exercise. In no event will a holder be entitled to vote both the shares of Class A Preferred Stock corresponding to the Warrant and the shares of Class A Common Stock that may be issued to the holder upon exercise of the Warrant.

(3)	The Class A Common Stock Beneficially Owned excludes 1362.4 deferred stock units and includes 5,000 vested stock options exercisable for shares of Class A Common Stock, each of which was received by Mr. Lakefield under the Company’s director compensation programs for service as a non-employee director until April 19, 2004.

(4)	The Class A Common Stock Beneficially Owned excludes 6,849.3 deferred stock units received by Mr. Stanley under the Company’s director compensation programs for service as a non-employee director until October 25, 2004.

(5)	The Class A Common Stock Beneficially Owned excludes Warrants to purchase 111,600 shares of our Class A Common Stock that are immediately exercisable. Please see Note 2 above regarding the surrender of Class A Preferred Stock upon the exercise of the Warrants, which is required to receive the underlying Class A Common Stock.

(6)	The Class A Common Stock Beneficially Owned excludes Warrants to purchase 111,600 shares of our Class A Common Stock that are immediately exercisable. Please see Note 2 above regarding the surrender of Class A Preferred Stock upon the exercise of the Warrants, which is required to receive the underlying Class A Common Stock.

(7)	The Class A Common Stock Beneficially Owned excludes Warrants to purchase 111,600 shares of our Class A Common Stock that are immediately exercisable. Please see Note 2 above regarding the surrender of Class A Preferred Stock upon the exercise of the Warrants, which is required to receive the underlying Class A Common Stock.

(8)	The Class A Common Stock Beneficially Owned excludes Warrants to purchase 669,600 shares of our Class A Common Stock that are immediately exercisable. Please see Note 2 above regarding the surrender of Class A Preferred Stock upon the exercise of the Warrants, which is required to receive the underlying Class A Common Stock.

(9)	The Class A Common Stock Beneficially Owned excludes Warrants to purchase 223,200 shares of our Class A Common Stock that are immediately exercisable. Please see Note 2 above regarding the surrender of Class A Preferred Stock upon the exercise of the Warrants, which is required to receive the underlying Class A Common Stock.

(10)	The Class A Common Stock Beneficially Owned excludes Warrants to purchase 111,600 shares of our Class A Common Stock that are immediately exercisable. Please see Note 2 above regarding the surrender of Class A Preferred Stock upon the exercise of the Warrants, which is required to receive the underlying Class A Common Stock.

(11)	Consists of 5,000 vested stock options exercisable for shares of Class A Common Stock received under the Company’s 2003 Nonemployee Director Stock Incentive Plan.
     Set forth below are the number of deferred stock units held by each non-employee director who participates in the Company’s director compensation programs. See Item 11. Executive Compensation-Compensation of Directors above. Although each deferred stock unit represents the economic equivalent of a share of Class A Common Stock, no voting rights or other rights of a stockholder of US Airways Group attach to the deferred stock units. Although David G. Bronner and William T. Stephens, as non-employee members of the Board, are entitled to receive deferred stock units, each waived all director compensation.

Number of
Owner	Deferred Stock Units

Directors
Thomas R. Harter	3,880.0
Magdalena Jacobsen	8,211.7
Robert L. Johnson	8,211.7
Cheryl G. Krongard	8,211.7
Joseph J. Mantineo	8,211.7
John A. McKenna, Jr.	8,211.7
Hans Mirka	8,211.7
George M. Philip	5,506.3
James M. Simon	8,211.7
      The following table sets forth information regarding the beneficial ownership of the Company’s Class A Common Stock, Class B Common Stock, Class A Preferred Stock and Class B Preferred Stock as of the date indicated for each person, other than the Company’s officers and directors, known to it to be the beneficial owner of more than 5% of its outstanding Class A Common Stock, Class B Common Stock, Class A Preferred Stock and Class B Preferred Stock.

		Amount and Nature of		Percent
Name and Address of Beneficial Owner	Title of Class	Beneficial Ownership		of Class

Retirement Systems of Alabama Holdings LLC	Class A Common Stock	22,669,412	(1)	42.25%
135 South Union Street	Class B Common Stock	5,000,000	(1)	100.00%
Montgomery, Alabama 36104(1)	Class A Preferred Stock	2,016,819	(1)	10.70%
	Class B Preferred Stock	75,000		100.00%

ATSB Securities Trust u/a/d March 31, 2003	Class A Common Stock	7,635,000	(2)	12.88%
1120 Vermont Avenue, Suite 970	Class A Preferred Stock	7,635,000	(2)	40.51%
Washington, DC 20005(6)

(1)	The amount shown and the following information was provided in a Schedule 13D filed by RSA on August 25, 2003 reporting beneficial ownership on May 13, 2003. RSA reported beneficial ownership with sole voting power and sole dispositive power of 22,669,412 shares of Class A Common Stock (which includes 2,016,819 shares of Class A Preferred Stock that must be surrendered upon exercise of the Warrants) and 5,000,000 shares of Class B Common Stock. The Schedule 13D was filed by RSA, on behalf of (i) itself, (ii) The Teachers’ Retirement System of Alabama (TRSA) and (iii) The Employees’ Retirement System of Alabama (ERSA), for the purpose of disclosing the acquired beneficial ownership pursuant to (a) an investment agreement by and between US Airways Group and RSA, dated as of September 26, 2002, as amended by that certain Amendment No. 1 by and among US Airways Group, TRSA and RSA, dated as of January 17, 2003, and as further amended by that certain Amendment No. 2 by and among US Airways Group, TRSA and RSA, dated as of March 30, 2003 and (b) the 2003 Plan. TRSA is one of two members of RSA, and has a 66 2/3% interest in RSA. ERSA is the other member of RSA, and has a 33 1/3% interest in RSA. By reason of these relationships, TRSA and ERSA may be deemed to beneficially own and have shared voting and dispositive power over the Class A Common Stock and Class B Common Stock owned by RSA. TRSA and ERSA disclaim beneficial ownership of the shares of Class A Common Stock and Class B Common Stock beneficially owned by RSA or by ERSA and TRSA, respectively. By reason of TRSA’s and ERSA’s ownership of RSA, TRSA, ERSA and RSA may be deemed to constitute a group within the meaning of Section 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, RSA, TRSA and ERSA each disclaims the existence of a group.

The Amount and Nature of Beneficial Ownership for the Class A Common Stock includes Warrants to purchase 2,016,819 shares of our Class A Common Stock that are exercisable within sixty days of February 1, 2005.

(2)	The ATSB Securities Trust beneficially owns 7,635,000 shares of Class A Common Stock through its ownership of 7,635,000 Warrants. As disclosed above, the Warrants are issued with a corresponding number of shares of Class A Preferred Stock, which has voting rights. The ATSB Securities Trust holds 7,635,000 shares of Class A Preferred Stock, which must be surrendered upon exercise of the Warrants. The Warrants have an exercise price of $7.42 per share and are immediately exercisable. In addition, the ATSB Securities Trust, under certain interpretations of Rule 13d-5 of the Exchange Act, may be deemed to possess shared investment power with respect to 14,456,815 shares of Class A Common Stock owned by RSA pursuant to the terms of an Undertaking Agreement entered into by RSA for the benefit of the ATSB Securities Trust. The ATSB Securities Trust expressly disclaims that it is the beneficial owner of any securities except to the extent of its pecuniary interest in shares of Class A Common Stock.

Item 13.	Certain Relationships and Related Transactions
      ATSB Securities Trust u/a/d March 31, 2003. As part of its reorganization under the Prior Bankruptcy, US Airways received the $900 million ATSB Guarantee under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with the $1 billion ATSB Loan that was funded on March 31, 2003. The Company required this loan and related guarantee in order to provide the additional liquidity necessary to carry out its 2003 Plan. US Airways is the primary obligor under the ATSB Loan, which is guaranteed by US Airways Group and each of its other domestic subsidiaries. The ATSB Loan is secured by substantially all of the present and future assets of the US Airways Group and its subsidiaries not otherwise encumbered, other than certain specified assets, including assets which are subject to other financing agreements. As of December 31, 2004, $718 million was outstanding under the ATSB Loan.
      The ATSB Loan bears interest as follows: (i) 90% of the ATSB Loan (Tranche A) was funded through a participating lender’s commercial paper conduit program and bears interest at a rate equal to the conduit provider’s weighted average cost related to the issuance of certain commercial paper notes and other short-term borrowings plus 0.30%, and (ii) 10% of the ATSB Loan (Tranche B) bears interest at LIBOR plus 4.0%. In addition, US Airways is charged an annual guarantee fee in respect of the ATSB Guarantee currently equal to 4.1% of the ATSB’s guaranteed amount (initially $900 million) under the ATSB Guarantee, with such guarantee fee increasing by ten basis points annually. Due to the Company’s September 2004 bankruptcy filing and subsequent loss of regional jet financing, the guarantee fee increased by 2% per annum and the interest rate on Tranche A and Tranche B each increased by an additional 2% and 4% per annum, respectively, for an effective increase in the interest rate on the loan balance of 4%.
      In connection with the ATSB Loan, US Airways Group issued to ATSB Securities Trust u/a/d March 31, 2003, 7,635,000 Warrants to purchase its Class A Common Stock, together with 7,635,000 shares of Class A Preferred Stock, which makes ATSB Securities Trust u/a/d March 31, 2003 a beneficial owner of more than five percent of the Class A Common Stock and the Class A Preferred Stock. The ATSB Securities Trust was established to hold these securities for the benefit of the United States Department of Treasury and to take action with respect to these securities at the direction of the ATSB.
      In November 2003, the Company made a required prepayment of $24 million on the ATSB Loan in connection with the sale of its investment in Hotwire, Inc. Effective March 12, 2004, the Company entered into an amendment to the ATSB Loan that provided for a partial prepayment of the loan and modifications of financial covenants for the measurement periods beginning June 30, 2004 through December 31, 2005. In connection with this amendment, US Airways made an immediate voluntary prepayment of $250 million, which reduced, pro rata, all future scheduled principal payments of the ATSB Loan (rather than shortening the remaining life of the loan).

      Effective May 21, 2004, US Airways again amended the ATSB Loan to permit use of its regional jets financed by GE utilizing mortgage debt as cross collateral for other obligations of US Airways to GE. In consideration for this amendment, US Airways agreed to certain revised covenants and conditions and made a prepayment of $5 million.
      Effective June 30, 2004, US Airways and the ATSB amended the ATSB Loan to remove the uncertainty relating to the Company’s ability to satisfy its financial covenant tests for the second quarter of 2004. In consideration for this amendment, the Company agreed to change the loan amortization schedule, by increasing each of the first six principal repayment installments commencing on October 1, 2006 by approximately $16 million, and reducing the last principal repayment installment on October 1, 2009 by $94 million.
      The Company has entered into a Cash Collateral Agreement, which has been subsequently extended, with the approval of the Bankruptcy Court, for the continued use of the cash securing the ATSB Loan. The initial agreement was extended until January 15, 2005 and the current agreement, subject to certain conditions and limitations will expire on June 30, 2005. Under the Cash Collateral Agreement, the Company is required to maintain a certain amount of unrestricted cash each week. For more information about the Cash Collateral Agreement, see Part I, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources.”
      Retirement Systems of Alabama Holdings LLC. In connection with the consummation of the 2003 Plan, RSA made an equity investment in US Airways Group equal to $240 million. In exchange for the $240 million investment, RSA received 20,652,593 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, 75,000 shares of Class B Preferred Stock, 1,380,570 Warrants and 1,380,570 shares of Class A Preferred Stock, representing approximately 36.2%, on a fully-diluted basis, of US Airways Group’s equity. As of February 1, 2005, in connection with its investment, RSA held a voting interest of approximately 71.7% in US Airways Group and is entitled to designate and vote to elect eight of the 15 directors on US Airways Group’s board of directors. Additionally, Dr. David G. Bronner and Mr. William T. Stephens, two of the Company’s directors, are the Manager and Secretary of RSA, respectively.
      Until September 26, 2007, RSA has agreed to vote all of the shares of voting capital stock received in connection with the consummation of the 2003 Plan and then owned by it in favor of all of the directors nominated in accordance with the investment agreement between US Airways Group and RSA, which directors include the Company’s chief executive officer, four directors nominated by the various unions and their affiliates, and two directors identified by the Company’s chief executive officer, neither of whom is an employee or affiliate of the Company, at each annual meeting of US Airways Group’s stockholders or at any meeting of the stockholders at which members of the Board of Directors are to be elected.
      RSA funded $75 million of the non-guaranteed portion of the ATSB Loan. In connection with RSA’s partial funding, it received 636,249 additional Warrants and 636,249 additional shares of Class A Preferred Stock. With respect to the prepayments of the ATSB Loan, RSA, as one of the lenders under the ATSB Loan, has received prepayments totaling $21 million through December 31, 2004, which represented its pro rata portion of the prepayment amount based on the percentage of the original aggregate amount of the ATSB Loan that RSA funded. As of December 31, 2004, $54 million was outstanding under RSA’s portion of the ATSB Loan.
      Additionally, in connection with the execution and delivery of the ATSB Loan, RSA executed an undertaking for the benefit of the ATSB. RSA agreed that until April 1, 2005, it shall not transfer any of its shares of Class A Common Stock, other than pursuant to or in connection with certain approved transactions specified in the undertaking. Notwithstanding restrictions against transfer set forth above, RSA may make one or more transfers of securities, provided that the aggregate number of securities subject to such transfers may in no event exceed 6,195,778 shares of Class A Common Stock; this number of shares represents 30% of its Class A Common Stock and will be adjusted for stock splits, reverse stock splits and other similar actions.
      RSA also agreed that for so long as it holds any shares of Class B Common Stock, it will not, directly or indirectly, in any manner effect or seek, offer or propose to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose to effect or participate in (i) any acquisition of all or substantially all of the Company’s assets, (ii) any tender or exchange offer, merger or other business combination involving the Company, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company, in any of the foregoing cases where the transaction provides or would provide for disparate consideration or economic rights between the holders of the Class A Common Stock and the Class B Common Stock. This provision terminates in certain circumstances, as more fully described in the undertaking.

Item 14.	Principal Accountant Fees and Services
Audit and Non-Audit Fees
      Aggregate fees for professional services rendered for the Company by KPMG LLP as of or for the fiscal years ended December 31, 2004 and 2003 are set forth below. The aggregate fees included in the Audit category are fees for the fiscal years for the audit of the Company’s annual financial statements and review of quarterly financial statements and statutory and regulatory filings or engagements. The aggregate fees included in each of the other categories are fees billed in the fiscal years.

	Fiscal Year	Fiscal Year
	2004	2003

Audit Fees	$2,332,895	$2,015,000
Audit-Related Fees	$562,801	$714,300
Tax Fees	$597,698	$745,578
All Other Fees	$—	$—

Total	$3,493,394	$3,474,878

      Audit Fees for the fiscal years ended December 31, 2004 and 2003 were for professional services rendered for the audits of the annual financial statements, the audit of internal control over financial reporting (2004) and quarterly review of the financial statements included in the Quarterly Reports on Form 10-Q, including bankruptcy related transactions and the adoption of fresh start reporting (2003). Audit fees also include statutory audits and consents to the use of audit reports in SEC filings.
      Audit-Related Fees as of the fiscal years ended December 31, 2004 and 2003 were for audits of employee benefit plans and other audit related services.
      Tax Fees as of the fiscal years ended December 31, 2004 and 2003 were for tax compliance advice related primarily to bankruptcy matters, change of ownership and review of tax returns.
      There were no fees which fall into the classification of All Other Fees as of the fiscal years ended December 31, 2004 and 2003.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services
      Commencing in May 2003, with the effectiveness of new rules adopted under the Sarbanes-Oxley Act of 2002, the Audit Committee established a practice of pre-approving all services (audit and non-audit) provided by the Company’s independent auditors and is responsible for determining whether these services are consistent with the auditor’s independence. The Audit Committee adopted a pre-approval policy in May 2003 that provides guidelines for the audit, audit-related, tax and other non-audit services that may be provided to the Company by its independent auditors. The policy requires the pre-approval of all services at a meeting of the Audit Committee or through the following detailed process:

•	submission by the independent auditors of a detailed description of the audit or non-audit service being requested by management, including an engagement fee or range of fees for the service;

•	the Company’s analysis and certification that the services are not prohibited services under the Sarbanes-Oxley Act of 2002 and related rules or regulations;

•	the Company’s certification that the services are compatible with the auditors’ independence requirements;

•	the review and approval of one authorized member of management (either the General Counsel or the Executive Vice President — Finance and Chief Financial Officer) before submitting the proposal to the Chairman of the Audit Committee;

•	the analysis and verification by the independent auditor that the services are not prohibited services under the Sarbanes-Oxley Act of 2002 and related rules or regulations;

•	the verification by the independent auditor that the services are compatible with the auditors’ independence requirements;

•	the review and approval by the lead engagement partner before submitting the proposal to the Chairman of the Audit Committee;

•	the approval by the Chairman of the Audit Committee; and

•	informing the full Audit Committee of such approval in a timely manner.

PART IV

Item 15.	Exhibits and Financial Statement Schedules
      The following documents are filed as part of this report:
Consolidated Financial Statements
      The following consolidated financial statements of US Airways Group, Inc. are included in Part II, Item 8 of this report:

•	Consolidated Statements of Operations for the year ended December 31, 2004, the nine months ended December 31, 2003 (Successor Company), the three months ended March 31, 2003 and the year ended December 31, 2002 (Predecessor Company)

•	Consolidated Balance Sheets as of December 31, 2004 and December 31, 2003 (Successor Company)

•	Consolidated Statements of Cash Flows for the year ended December 31, 2004, the nine months ended December 31, 2003 (Successor Company), the three months ended March 31, 2003 and the year ended December 31, 2002 (Predecessor Company)

•	Consolidated Statements of Stockholders’ Equity (Deficit) for the year ended December 31, 2004, the nine months ended December 31, 2003 (Successor Company), the three months ended March 31, 2003 and the year ended December 31, 2002 (Predecessor Company)

•	Notes to Consolidated Financial Statements
Consolidated Financial Statement Schedules
      All financial statement schedules have been omitted because they are not applicable or not required, or because the required information is either incorporated herein by reference or included in the financial statements or notes thereto included in this report.
Exhibits
      Exhibits required to be filed by Item 601 of Regulation S-K. Where the amount of securities authorized to be issued under any of the Company’s long-term debt agreements does not exceed 10 percent of the Company’s assets, pursuant to paragraph (b)(4)(iii) of Item 601 of Regulation S-K, in lieu of filing such as an exhibit, the Company hereby agrees to furnish to the Commission upon request a copy of any agreement with respect to such long-term debt.

Designation	Description
2.1	First Amended Joint Plan of Reorganization of US Airways Group and Its Affiliated Debtors and Debtors-in-Possession, As Modified (incorporated by reference to Exhibit 2.1 to US Airways Group’s Current Report on Form 8-K dated March 18, 2003)
2.2	Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. Secs. 1129 (a) and (b) and Fed. R. Bankr. P. 3020 Confirming the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession, As Modified (incorporated by reference to Exhibit 2.2 to US Airways Group’s Current Report on Form 8-K dated March 18, 2003)
3.1	Amended and Restated Certificate of Incorporation of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
3.2	Amended and Restated Bylaws of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.1	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

Designation	Description
4.2	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Bank of America, N.A. (incorporated by reference to Exhibit 4.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.3	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.4	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.5	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 4.5 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
4.6	Form of Class A-1 Warrants (incorporated by reference to Exhibit 4.3 to US Airways Group’s Registration Statement on Form S-8 filed on July 31, 2003)
10.1	Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.5 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10.2	Amendment No. 1 dated December 18, 2003 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
10.3	Amendment No. 2 dated March 12, 2004 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board. (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
10.4	Amendment No. 3 dated May 21, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.5	Amendment No. 4 dated July 13, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.6	Final Order (I) Authorizing Debtors’ Use of Cash Collateral and (II) Providing Adequate Protection Pursuant to Bankruptcy Rules 4001 (b) and 4001 (d) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated October 14, 2004)
10.7	Motion to Authorize and Approve (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to the Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)
10.8	Order Approving (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004 (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)

Designation	Description
10.9	Master Memorandum of Understanding among US Airways Group, Inc., US Airways, Inc., and General Electric Capital Corporation acting through its agent GE Capital Aviation Services, Inc. and General Electric Company, GE Transportation Component (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.10	A319/ A320/ A321 Purchase Agreement dated as of October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (AVSA), an affiliate of aircraft manufacturer Airbus Industrie G.I.E. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended September 30, 1997) (portions of this exhibit were omitted pursuant to a request for confidential treatment and filed separately with the United States Securities and Exchange Commission (SEC))
10.11	Amendment No. 1 dated as of June 10, 1998 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.12	Amendment No. 2 dated as of January 19, 1999 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.3 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.13	Amendment No. 3 dated as of March 31, 1999 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended September 30, 1999) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.14	Amendment No. 4 dated as of August 31, 1999 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended September 30, 1999) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.15	Amendment No. 5 dated as of October 29, 1999 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.6 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1999) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.16	Amendment No. 6 dated as of April 19, 2000 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended March 31, 2000) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.17	Amendment No. 7 dated as of June 29, 2000 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended June 30, 2000) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.18	Amendment No. 8 dated as of November 27, 2000 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.9 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)

Designation	Description
10.19	Amendment No. 9 dated as of December 29, 2000 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.10 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.20	Amendment No. 10 dated as of April 9, 2001 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended March 31, 2001) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.21	Amendment No. 11 dated as of July 17, 2002 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended June 30, 2002) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.22	Amendment No. 12 dated as of March 29, 2003 to A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended March 31, 2003) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.23	Amendment No. 13 dated August 30, 2004 to the Airbus A319/ A320/ A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L (portions of this document have been omitted pursuant to a request for confidential treatment and filed separately with the SEC) (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)
10.24	A330/ A340 Purchase Agreement dated as of November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.4 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.25	Amendment No. 1 dated as of March 23, 2000 to A330/ A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended March 31, 2000) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.26	Amendment No. 2 dated as of June 29, 2000 to A330/ A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended June 30, 2000) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.27	Amendment No. 3 dated as of November 27, 2000 to A330/ A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.14 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.28	Amendment No. 4 dated as of September 20, 2001 to A330/ A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA (incorporated by reference to Exhibit 10.16 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2001) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)

Designation	Description
10.29	Amendment No. 5 dated as of July 17, 2002 to A330/ A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended June 30, 2002) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.30	Amendment No. 6 dated as of March 29, 2003 to A330/ A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.31	Amendment No. 7 dated August 30, 2004 to the Airbus A330/ A340 Purchase Agreement dated November 24, 1998 between US Airways Group, Inc. and AVSA, S.A.R.L (incorporated by reference to Exhibit 10.3 to US Airways’ Quarterly Report for the quarter ended September 30, 2004) (portions of this document have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.32	Letter Agreement dated December 17, 2004 between US Airways Group, Inc. and US Airways, Inc. and Airbus North America Sales Inc (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated February 3, 2005)
10.33	Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended June 30, 2003) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.34	Amendment No. 1 dated as of November 4, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.22 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2003) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.35	Amendment No. 2 dated as of November 21, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.23 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2003) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.36	Amendment No. 1 dated January 6, 2004 to the Letter Agreement DCT-022/03 dated May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.37	Amendment No. 3 dated as of February 9, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.38	Amendment No. 4 dated as of August 4, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways’ Quarterly Report for the quarter ended September 30, 2004) (portions of this document have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)

Designation	Description
10.39	Amendment No. 5 dated as of September 3, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (portions of this document have been omitted pursuant to a request for confidential treatment and filed separately with the SEC) (incorporated by reference to Exhibit 10.5 to US Airways’ Quarterly Report for the quarter ended September 30, 2004)
10.40	Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.41	Contract Change Order 1 dated January 27, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report for the quarter ended March 31, 2004) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.42	Contract Change Order 2 dated February 9, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.7 to US Airways Group’s Quarterly Report for the quarter ended March 31, 2004) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.43	Contract Change Order 3 dated February 26, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.8 to US Airways Group’s Quarterly Report for the quarter ended March 31, 2004) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.44	Investment Agreement, dated as of September 26, 2002, by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended September 30, 2002)
10.45	Amendment No. 1 dated as of January 17, 2003 to the Investment Agreement, entered into as of September 26, 2002 and amended and restated as of January 17, 2003 by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.37 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2002)
10.46	Amendment No. 2, dated as of March 30, 2003, to the Investment Agreement, dated as of September 26, 2002, by and among The Retirement Systems of Alabama, Retirement Systems of Alabama Holdings, LLC and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended September 30, 2003)
10.47	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 10.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.48	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.49	First Amendment dated as of June 25, 2003 to the Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended June 30, 2003)

Designation	Description
10.50	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit 10.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.51	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)
10.52	2003 Stock Incentive Plan of US Airways Group, as amended and restated (incorporated by reference to Exhibit 4.4 of US Airways Group’s Registration Statement on Form S-8 filed on June 3, 2004)
10.53	US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
10.54	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan
10.55	US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
10.56	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.10 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)
10.57	Second Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan
10.58	US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.1 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2003)
10.59	First Amendment to the US Airways Funded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.4 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.60	Second Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.5 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.61	Third Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.6 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.62	US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.2 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2003)
10.63	First Amendment to the US Airways Unfunded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.7 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.64	Second Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.8 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.65	Third Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.9 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.66	Employment Agreement between US Airways Group, Inc. and US Airways, Inc. and its President and Chief Executive Officer effective May 19, 2004 (incorporated by reference to Exhibit 10.6 to US Airways’ Quarterly Report for the quarter ended September 30, 2004)

Designation	Description
10.67	Employment Agreement between US Airways and David N. Siegel effective March 11, 2002 (incorporated by reference to Exhibit 10.41 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2001)
10.68	First Amendment effective March 31, 2003 to the Employment Agreement dated March 11, 2002 between US Airways and David N. Siegel (incorporated by reference to Exhibit 10.1 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10.69	Separation Agreement between U.S. Airways Group, Inc., U.S. Airways, Inc. and David N. Siegel dated April 23, 2004 (incorporated by reference to Exhibit 10.10 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.70	Supplemental Separation Agreement between US Airways Group, Inc., US Airways, Inc. and David N. Siegel dated May 19, 2004 (incorporated by reference to Exhibit 10.11 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.71	Employment Agreement between US Airways and its Executive Vice President — Corporate Affairs and General Counsel effective March 1, 2003 (incorporated by reference to Exhibit 10.5 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2003)
10.72	Severance Agreement between US Airways and Neal S. Cohen effective April 8, 2002 (incorporated by reference to Exhibit 10.8 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002)
10.73	First Amendment effective March 31, 2003 to the Severance Agreement dated April 8, 2002 between US Airways and Neal S. Cohen (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10.74	Separation and Consulting Agreement between US Airways Group, Inc., US Airways, Inc. and Neal S. Cohen effective April 30, 2004 (incorporated by reference to Exhibit 10.12 to US Airways’ Quarterly Report for the quarter ended June 30, 2004)
10.75	Severance Agreement between US Airways and its Executive Vice President — Operations effective July 26, 2002 (incorporated by reference to Exhibit 10.9 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002)
10.76	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways and the Executive Vice President-Operations (incorporated by reference to Exhibit 10.3 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)
10.77	Severance Agreement between US Airways and the Senior Vice President — Marketing effective June 26, 2002 (incorporated by reference to Exhibit 10.14 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2003)
10.78	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways and the Senior Vice President-Marketing (incorporated by reference to Exhibit 10.15 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2003)
10.79	Agreement between US Airways and David N. Siegel with respect to certain employment arrangements effective March 11, 2002 (incorporated by reference to Exhibit 10.49 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2001)
10.80	Severance Agreement between US Airways and its Senior Vice President — Employee Relations effective April 8, 2002 (incorporated by reference to Exhibit 10.10 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002)
10.81	First Amendment dated March 31, 2003 to the Severance Agreement dated as April 8, 2002 between US Airways and its Senior Vice President — Labor Relations (incorporated by reference to Exhibit 10.33 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2004)
10.82	Agreement between US Airways and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002)

Designation	Description
10.83	Agreement between US Airways and its Senior Vice President — Marketing with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2003)
10.84	Agreement between US Airways and its Senior Vice President — Marketing with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.35 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2004)
10.85	Agreement between US Airways and its Executive Vice President — Operations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.17 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2002)
10.86	Agreement between US Airways and its Executive Vice President — Operations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.37 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2004)
10.87	Agreement between US Airways and its Executive Vice President — Corporate Affairs, General Counsel and Secretary with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.38 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2004)
10.88	Agreement between US Airways and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.40 to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2004)
18.1	Letter from KPMG LLP re change in accounting principle (incorporated by reference to Exhibit 18 to US Airways Group’s Quarterly Report on Form 10-Q for the three months ended March 31, 2002)
21.1	Subsidiaries of US Airways Group
23.1	Consent of Independent Registered Public Accounting Firm of US Airways Group to the incorporation of their report concerning certain financial statements contained in this report in certain registration statements
24.1	Powers of Attorney signed by the directors of US Airways Group, authorizing their signatures on this report
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002)
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002)
32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Disclosure Statement with Respect to First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated on January 31, 2003)

SIGNATURES
      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2005.
US Airways Group, Inc. (registrant)

By:	/s/ Bruce R. Lakefield

Bruce R. Lakefield,
Director, President and Chief Executive Officer
(Principal Executive Officer)
      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of US Airways Group in the capacities indicated, on February 28, 2005.

SIGNATURE

By:	/s/ Bruce R. Lakefield ----------------------------------------------------------- Bruce R. Lakefield Director, President and Chief Executive Officer (Principal Executive Officer)

By:	/s/ Ronald E. Stanley
----------------------------------------------------------- Ronald E. Stanley Executive Vice President and Chief Financial Officer (Principal Financial Officer)

By:	/s/ Anita P. Beier ----------------------------------------------------------- Anita P. Beier Senior Vice President — Finance and Controller (Chief Accounting Officer)

By:	* ----------------------------------------------------------- Dr. David G. Bronner Director and Chairman

By:	* ----------------------------------------------------------- Thomas R. Harter Director

By:	* ----------------------------------------------------------- Magdalena Jacobsen Director

By:	* ----------------------------------------------------------- Robert L. Johnson Director

By:	* ----------------------------------------------------------- Cheryl G. Krongard Director

SIGNATURE

By:	* ----------------------------------------------------------- Joseph J. Mantineo Director

By:	* ----------------------------------------------------------- John A. McKenna, Jr. Director

By:	* ----------------------------------------------------------- Hans Mirka Director

By:	* ----------------------------------------------------------- George M. Philip Director

By:	* ----------------------------------------------------------- William D. Pollock Director

By:	* ----------------------------------------------------------- James M. Simon Director

By:	* ----------------------------------------------------------- William T. Stephens Director

By:	/s/ Ronald E. Stanley ----------------------------------------------------------- Ronald E. Stanley Attorney-In-Fact

*	Signed pursuant to power of attorney filed herewith.

ANNEX A-2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q

(Mark One)
☑ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2005

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to
US Airways Group, Inc.
(Debtor-in-Possession)
(Exact name of registrant as specified in its charter)
State of Incorporation: Delaware
2345 Crystal Drive, Arlington, Virginia 22227
(Address of principal executive offices, including zip code)
(703) 872-7000
(Registrant’s telephone number, including area code)
(Commission file number: 1-8444)
(I.R.S. Employer Identification No: 54-1194634)
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No ☐
      Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Yes ☑          No ☐
      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☑          No ☐
      As of July 29, 2005 there were outstanding approximately 51,618,800 shares of US Airways Group, Inc. Class A common stock and 5,000,000 shares of US Airways Group, Inc. Class B common stock.

US Airways Group, Inc.
(Debtor-in-Possession)
Form 10-Q
Quarterly Period Ended June 30, 2005

Part I. Financial Information

Item 1.	Financial Statements
US Airways Group, Inc.
(Debtor-in-Possession)
Condensed Consolidated Statements of Operations
(in millions, except share and per share amounts)
(unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Operating Revenues
Passenger transportation	$1,768	$1,761	$3,214	$3,274
Cargo and freight	25	34	46	68
Other	152	162	313	316

Total Operating Revenues	1,945	1,957	3,573	3,658
Operating Expenses
Personnel costs	402	627	879	1,268
Aviation fuel	445	263	813	495
US Airways Express capacity purchases	228	205	430	392
Other rent and landing fees	131	129	254	256
Aircraft rent	116	112	231	221
Selling expenses	101	104	204	208
Aircraft maintenance	111	89	197	178
Depreciation and amortization	62	66	118	121
Other	308	279	606	578

Total Operating Expenses	1,904	1,874	3,732	3,717

Operating Income (Loss)	41	83	(159)	(59)
Other Income (Expense)
Interest income	7	3	9	7
Interest expense, net	(81)	(57)	(159)	(116)
Reorganization items, net	(26)	—	(28)	—
Other, net	(5)	5	(8)	25

Other Income (Expense), Net	(105)	(49)	(186)	(84)

Income (Loss) Before Income Taxes	(64)	34	(345)	(143)
Income Tax Benefit	2	—	2	—

Net Income (Loss)	$(62)	$34	$(343)	$(143)

Earnings (Loss) per Common Share
Basic	$(1.13)	$0.62	$(6.26)	$(2.63)
Diluted	$(1.13)	$0.59	$(6.26)	$(2.63)

Weighted Average Shares Used for Computation (000)
Basic	54,862	54,694	54,862	54,333
Diluted	54,862	57,216	54,862	54,333
See accompanying Notes to Condensed Consolidated Financial Statements.

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US Airways Group, Inc.
(Debtor-in-Possession)
Condensed Consolidated Balance Sheets
June 30, 2005 (unaudited) and December 31, 2004
(in millions)

	June 30,	December 31,
	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$557	$738
Restricted cash	133	99
Receivables, net	311	252
Materials and supplies, net	176	177
Prepaid expenses and other	169	147

Total Current Assets	1,346	1,413

Property and Equipment
Flight equipment	2,743	3,176
Ground property and equipment	366	372
Less accumulated depreciation and amortization	(374)	(316)

	2,735	3,232
Purchase deposits for flight equipment	72	138

Total Property and Equipment	2,807	3,370

Other Assets
Goodwill	2,490	2,490
Other intangibles, net	517	532
Restricted cash	660	527
Other assets, net	82	90

Total Other Assets	3,749	3,639

	$7,902	$8,422

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities
Current maturities of debt, capital leases and debtor in possession financing	$857	$721
Accounts payable	438	353
Traffic balances payable and unused tickets	1,065	820
Accrued aircraft rent	49	51
Accrued salaries, wages and vacation	176	162
Other accrued expenses	344	276

Total Current Liabilities	2,929	2,383

Noncurrent Liabilities and Deferred Credits
Long-term debt and capital lease obligations, net of current maturities	76	—
Deferred gains and credits, net	163	44
Postretirement benefits other than pensions	2	2
Employee benefit liabilities and other	243	248

Total Noncurrent Liabilities and Deferred Credits	484	294

Liabilities Subject to Compromise	5,150	6,179

Commitments and Contingencies

Stockholders’ Deficit
Class A Common Stock	51	51
Class B Common Stock	5	5
Paid-in capital	410	410
Accumulated deficit	(1,128)	(785)
Common stock held in treasury, at cost	(3)	(3)
Deferred compensation	(7)	(14)
Accumulated other comprehensive income (loss)	11	(98)

Total Stockholders’ Deficit	(661)	(434)

	$7,902	$8,422

See accompanying Notes to Condensed Consolidated Financial Statements

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US Airways Group, Inc.
(Debtor-in-Possession)
Condensed Consolidated Statements of Cash Flows
(in millions)
(unaudited)

	Six Months Ended
	June 30,

	2005	2004

Net cash provided by (used for) operating activities before reorganization items, net	$(23)	$188
Reorganization items, net	(42)	—

Net cash provided by (used for) operating activities	(65)	188

Cash flows from investing activities
Capital expenditures and purchase deposits for flight equipment, net	(43)	(38)
Proceeds from dispositions of property	8	16
Increase in short-term investments	—	(59)
Increase in restricted cash	(167)	(203)
Other	—	2

Net cash used for investing activities	(202)	(282)

Cash flows from financing activities
Proceeds from issuance of debt	68	42
Proceeds from debtor in possession financings	100	—
Principal payments on debt and capital lease obligations	(82)	(319)

Net cash provided by (used for) financing activities	86	(277)

Net decrease in Cash and cash equivalents	(181)	(371)

Cash and cash equivalents at beginning of period	738	929

Cash and cash equivalents at end of period	$557	$558

Noncash investing and financing activities
Reduction in debt related to sale leaseback transaction	$624	$—
Reduction in flight equipment related to sale leaseback transaction	517	—
Flight equipment acquired through issuance of debt	53	242

Supplemental Information
Interest paid during the period	$138	$103
Income taxes refunded during the period	—	8
See accompanying Notes to Condensed Consolidated Financial Statements.

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US Airways Group, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Chapter 11 Reorganization and Merger Agreement
      On September 12, 2004, US Airways Group, Inc. (US Airways Group and collectively with its consolidated subsidiaries, the Company) and its domestic subsidiaries, including its principal operating subsidiary, US Airways, Inc. (US Airways) (collectively, the Debtors), filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Bankruptcy Court) (Case Nos. 04-13819-SSM through 04-13823-SSM). Each of the Debtors in these cases previously filed a voluntary petition for relief under Chapter 11 on August 11, 2002 (the Prior Bankruptcy). The Debtors emerged from the Prior Bankruptcy under the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Affiliated Debtors and Debtors-in-Possession, As Modified (the 2003 Plan), which was confirmed pursuant to an order of the Bankruptcy Court on March 18, 2003 and became effective on March 31, 2003.
      Each of the Debtors continues to operate its business and manage its property as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. At hearings held on September 13, 2004, the Bankruptcy Court granted the Company’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others and entered orders granting permission to the Debtors to, among other things: (a) pay employee wages and continue benefits, such as medical and dental insurance; (b) honor prepetition obligations to customers and continue customer programs, including US Airways’ Dividend Miles program; (c) pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements; (d) assume certain contracts related to interline agreements with other airlines; (e) pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and (f) continue maintenance of existing bank accounts and existing cash management systems.
      To exit Chapter 11 successfully, the Company must obtain confirmation by the Bankruptcy Court of a plan of reorganization. The Company filed a plan of reorganization and disclosure statement with the Bankruptcy Court on June 30, 2005, as amended and subject to further amendment, which are based upon the proposed merger with America West Holdings Corporation (America West) and discussed in greater detail below. The submission was made within the time period in which the Company has the exclusive right to file a plan and the timing was consistent with the Company’s agreement with General Electric Commercial Aviation Services (GECAS). The plan of reorganization would, among other things, resolve all prepetition obligations, set forth a revised capital structure and establish the corporate governance subsequent to exiting from bankruptcy. Under the plan of reorganization, as proposed, creditors with claims of $50,000 or less will receive a cash payment of 10% of the amount of their claim. Other creditors holding unsecured claims will receive stock in the reorganized and merged US Airways Group (New US Airways Group). The value of the recovery to creditors will depend on the value of the shares of New US Airways Group at emergence, as well as the total amount of allowed claims, including the amount of disputed claims that have not yet been determined. The Company is working towards emerging from Chapter 11 and closing the merger transaction by late September or early October 2005. The merger cannot be completed without the approval of America West stockholders and is also subject to the satisfaction or waiver of several other conditions, including clearance from regulatory agencies. On June 23, 2005, the U.S. Department of Justice notified the Company and America West that the Department had completed its review of the proposed merger of the two airlines and the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired without a formal request from the Department for additional information.
      The Company notified all known or potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. The Chapter 11 filing triggered defaults on substantially all debt and lease obligations. Subject to certain exceptions under the Bankruptcy Code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The

A-2-4

deadline for filing proofs of claim with the Bankruptcy Court was February 3, 2005 (General Bar Date), with a limited exception for governmental entities, which had until March 11, 2005. The Debtors’ claims agent received approximately 5,000 timely-filed proofs of claims as of the General Bar Date totaling approximately $26.2 billion in the aggregate, and approximately 380 proofs of claims timely-filed by governmental entities totaling approximately $13.4 billion in the aggregate. As is typical in reorganization cases, differences between amounts scheduled by the Debtors and claims by creditors are being investigated and resolved in connection with the claims resolution process. The aggregate amount of claims filed with the Bankruptcy Court far exceeds the Debtors’ estimate of such liability. The Debtors believe that many of these claims are duplicative, including those filed alleging joint and several liability against each of the Debtors, based upon contingencies that have not occurred, or otherwise are overstated, and are therefore invalid. In light of the number of creditors of the Debtors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known.
      On May 19, 2005, US Airways Group announced its intention to merge with America West. Under the terms of the merger agreement and the plan of reorganization, Barbell Acquisition Corporation, a wholly owned subsidiary of US Airways Group, will merge with and into America West, as a result of which America West will become a wholly owned subsidiary of New US Airways Group and the merged company will be operated under the single brand name of US Airways through its two principal operating subsidiaries, US Airways and America West Airlines, Inc. US Airways Group will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America.
      The merger agreement and plan of reorganization also contemplate $565 million in new equity investments, representing 51.7% of New US Airways Group common stock, and participation by suppliers and business partners that, together with the new equity, are expected to provide the merged company with approximately $1.5 billion in liquidity. The equity investors, described in greater detail under “Merger Agreement and Investment Agreements” below, are as follows (in millions):

Wellington Management Company	$150
Eastshore Aviation, LLC	125
Par Investment Partners, L.P.	100
ACE Aviation Holdings Inc.	75
Tudor Investment Corporation	65
Peninsula Investment Partners, L.P.	50

$565

      Existing shareholders of America West will receive 36.7% of the common stock of New US Airways Group. Certain unsecured creditors of the Debtors will receive 11.6% of the common stock of New US Airways Group. These percentages represent the assumed stock ownership immediately following the effective date of the plan of reorganization and merger and are subject to dilution as a result of any additional equity issuances, including the result of the proposed rights offering discussed below, and are subject to certain assumptions concerning the exchange of certain convertible debt for New US Airways Group common stock after the merger. For additional information regarding the proposed merger, refer to the Registration Statements on Form S-4 and Form S-1 filed with the Securities and Exchange Commission (SEC) on June 28, 2005 and June 29, 2005, respectively, as amended or supplemented.
      In connection with the transactions contemplated by the plan of reorganization, including the merger with America West, New US Airways Group intends to effectuate an offering of rights to purchase up to $150 million in shares of New US Airways Group common stock to certain unsecured creditors of the Debtors and to existing common stockholders of America West. In the event that this rights offering were to be fully subscribed, the percentage of ownership of New US Airways Group by the stakeholders would be diluted (see discussion related to July 7, 2005 letter agreement below). The Company reserves the right to determine not to proceed with the rights offering or to terminate it at any time. For additional information

A-2-5

regarding the proposed rights offering, refer to the Registration Statement on Form S-1 filed with the SEC on June 29, 2005.
Restructuring
      Since filing for bankruptcy on September 12, 2004, the Company has achieved cost-savings agreements with its principal collective bargaining groups. Effective January 2005, US Airways terminated its three mainline defined benefit plans and has recognized a curtailment gain of $24 million and a $91 million minimum pension liability adjustment in the first quarter of 2005 in connection with the termination, which is included in Reorganization items, net in the Consolidated Statement of Operations. The Pension Benefit Guaranty Corporation (PBGC) was appointed trustee of the plans effective February 1, 2005. The Company continues to carry a liability of $948 million related to the three terminated plans, classified within Liabilities Subject to Compromise on the Balance Sheet. The liability will be adjusted when the amount of the PBGC claim approved by the Bankruptcy Court is known. Also in January 2005, the Bankruptcy Court approved settlement agreements between US Airways and its unions and the court-appointed Section 1114 Committee, representing retirees other than those represented by the International Association of Machinists and Aerospace Workers (IAM) and the Transport Workers Union (TWU), to begin the significant curtailment of postretirement benefits. As a result of the curtailment of these benefits, the Company recognized a gain of $183 million in the first quarter of 2005, which is included in Reorganization items, net in the Consolidated Statement of Operations.
      Pursuant to the Company’s newly ratified collective bargaining agreements, the Company implemented voluntary furlough and termination programs across several of its employee groups. In the first and second quarters of 2005, the Company recognized charges of $51 million and $4 million, respectively, which are included in Reorganization items, net in the Consolidated Statements of Operations, associated with termination payments and health care benefits for approximately 2,700 employees participating in these voluntary programs. The majority of employees expected to participate in voluntary terminations notified the Company by March 31, 2005.
      In connection with the outsourcing of a portion of the Company’s aircraft maintenance and certain fleet service operations, the closing of its Pittsburgh reservation center, and the closing of certain airport clubs and city ticket offices, the Company involuntarily terminated or furloughed approximately 2,300 employees. In the first quarter of 2005, the Company recognized a charge of $44 million, which is included in Reorganization items, net in the Consolidated Statement of Operations, associated with contractual severance payments and healthcare benefits for those employees. Notification for the majority of planned involuntary terminations was completed in the first quarter of 2005.
      Severance charges and payment activity during 2005 consisted of the following (in millions):

Balance at January 1, 2005	$—
Severance including benefits expense	99
Payments	(28)

Balance at June 30, 2005	$71

      The Company expects to make $55 million of termination and benefit payments during the remainder of 2005, $9 million in 2006 and approximately $1 million per year in the years 2007 through 2013.
Financing during the Chapter 11 Proceedings
      As part of its reorganization under the Prior Bankruptcy, US Airways received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the Air Transportation Stabilization Board (ATSB) in connection with a $1 billion term loan financing (ATSB Loan). US Airways is the primary obligor under the ATSB Loan, which is guaranteed by US Airways Group and each of its other domestic subsidiaries. In connection with the September 12, 2004 Chapter 11 filing, the ATSB and the lenders under the ATSB Loan agreed to authorize the Company to continue to use cash collateral securing the

A-2-6

ATSB Loan on an interim basis. Therefore, the Company has access to the cash collateralizing the ATSB Loan as working capital, subject to certain on-going conditions and limitations. This interim agreement was approved by the Bankruptcy Court on September 13, 2004 as part of the first day motions, and was scheduled to expire on October 15, 2004. The Bankruptcy Court approved two subsequent agreements extending the Company’s ability to use the cash collateral (Cash Collateral Agreement), including an agreement approved on January 13, 2005 extending the Company’s use of cash collateral through June 30, 2005, subject to certain conditions and limitations. On June 23, 2005 and July 21, 2005, the Bankruptcy Court approved interim extensions to the Cash Collateral Agreement. The current interim agreement will expire on August 19, 2005 and will require US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance of $325 million. US Airways Group must also maintain and achieve certain cumulative earnings levels during the period, as defined in the agreement. Further, US Airways Group must comply with restrictions on its ability to make capital expenditures. In light of continued high fuel prices and downward pressure on its fares, there can be no assurance that the Company can continue to comply with the Cash Collateral Agreement, as extended.
      The ATSB Loan also contains covenants that limit, among other things, the Company’s ability to pay dividends, make additional corporate investments and acquisitions, enter into mergers and consolidations and modify certain concessions obtained as part of the Prior Bankruptcy. The ATSB Loan contains certain mandatory prepayment events including, among other things, (i) the occurrence of certain asset sales and the issuance of certain debt or equity securities and (ii) the decrease in value of the collateral pledged in respect of the ATSB Loan below specified coverage levels. During the six months ended June 30, 2005, the Company made approximately $10 million in prepayments on the ATSB Loan with proceeds received from asset sales.
      As of June 30, 2005, $708 million was outstanding under the ATSB Loan. The ATSB Loan is reflected as a current liability on the accompanying balance sheet at a book value of $693 million, which is net of $15 million of unamortized discount, and is not subject to compromise. As of June 30, 2005, the Company’s $557 million in unrestricted cash and cash equivalents was available to support daily operations, subject to certain conditions and limitations under the Cash Collateral Agreement.
      On July 22, 2005, the Company and America West announced that the ATSB has approved the proposed merger. America West also has a loan that is guaranteed by the ATSB, and the two companies have been in negotiations with the ATSB on the post-merger terms of both loans. Under the negotiated new loan terms, the two loans will continue to have separate repayment schedules and interest rates; however, the loans will be subject to similar repayments and mandatory amortization in the event of additional secured debt issuances, other than the proposed $125 million of convertible notes to be issued to GECAS by US Airways and the refinancing of America West’s existing convertible notes. US Airways must pay down the loan principal in an amount equal to the greater of (i) the first $125 million of proceeds from specified asset sales identified in connection with its Chapter 11 proceedings, whether completed before or after emergence and (ii) 60% of net proceeds from designated asset sales, provided that any such asset sales proceeds in excess of $275 million are to be applied pro rata across all maturities in accordance with the loan’s early amortization provisions. The current US Airways ATSB Loan agreement required repayment of 100% of all proceeds from any such asset sales. The guarantee fee on Tranche A of the US Airways ATSB Loan will be increased to 6.0%, from a current rate of 4.2% (before penalty interest assessed as a result of the current Chapter 11 proceedings) with annual increases of 10 basis points. The interest rate on Tranche A will not change. The interest rate on Tranche B will be increased to LIBOR plus 6.0% from a current rate of LIBOR plus 4.0% (before penalty interest). The negotiated terms also reschedule amortization payments for US Airways with semi-annual payments beginning on September 30, 2007, assuming repayment of proceeds from assets sales of $150 million, and continuing through September 30, 2010. The current loan’s final amortization is in October 2009. The new loan terms will require New US Airways Group to meet certain financial covenants, including minimum cash requirements and required minimum ratios of earnings before interest, taxes, depreciation, amortization and aircraft rent to fixed charges.
      On February 18, 2005, the Company announced that it reached an agreement with Eastshore Aviation, LLC, (Eastshore) an investment entity owned by Air Wisconsin Airlines Corporation and its shareholders (Air

A-2-7

Wisconsin), on a $125 million financing commitment to provide equity funding for a plan of reorganization. The $125 million facility is in the form of a debtor in possession term loan. Through June 30, 2005, the Company has drawn $100 million under this facility, with $75 million drawn on March 1, 2005 and the first of two $25 million increments drawn on April 4, 2005. This loan is second only to the ATSB Loan with regard to the Company’s assets that are pledged as collateral. Upon emergence from Chapter 11 and completion of the merger, the $125 million financing package will convert to equity in New US Airways Group. The interest on the facility is LIBOR plus 6.5% as determined as of the draw date of each increment and reset quarterly thereafter. Interest is payable quarterly in arrears. As part of this agreement, US Airways and Air Wisconsin also entered into a regional jet services agreement under which Air Wisconsin may, but is not required to, provide regional jet service under a US Airways Express code share arrangement. On April 8, 2005, Air Wisconsin notified the Company of its intention to deploy 70 regional jets, the maximum number provided for in the agreement, into the US Airways Express network. The investment agreement with Eastshore was subsequently amended by the May 19, 2005 investment agreement described below related to the merger with America West.
      In March 2005, US Airways announced a multi-part agreement with Republic Airways and its affiliate Wexford Capital, LLC, to sell certain assets, and to enter into an agreement whereby Republic/ Wexford could be an equity investor in the US Airways Group Chapter 11 restructuring. Since that time, the US Airways-America West merger has been announced, the US Airways business plan has changed, and other equity investors have committed to invest in the merged companies. Subsequently, US Airways notified Republic/ Wexford that it does not intend to request Republic/ Wexford to purchase the New US Airways Group common stock to be issued in connection with the reorganization and merger, per the agreement, but it does wish to proceed with the asset sale. Under the terms of the asset sale agreement, Republic will purchase or assume the leases of 28 Embraer 170 aircraft from US Airways, and will operate them in the US Airways network under a regional jet service agreement that has been negotiated and approved by the Bankruptcy Court. Other Embraer 170 assets, including a flight simulator, spare parts, and certain facilities to support the aircraft operations, are also part of the transaction. In addition, US Airways will sell, and then lease back from Republic, 113 commuter slots at Ronald Reagan Washington National Airport, and 24 commuter slots at New York LaGuardia Airport. US Airways has the right to repurchase the slots at a predetermined price.
Merger Agreement and Investment Agreements
      On May 19, 2005 and as noted above, US Airways Group and America West entered into investment agreements with each of ACE Aviation Holdings Inc. (ACE), Eastshore, Par Investment Partners, L.P. (Par) and Peninsula Investment Partners, L.P. (Peninsula). The investment agreements provide that, upon the terms and subject to the conditions set forth in the applicable investment agreement, at the closing under the investment agreement (which is expected to occur simultaneously with the merger) US Airways Group will sell, and each of ACE, Eastshore, Par and Peninsula will purchase, shares of New US Airways Group common stock, at a price of $15.00 per share, for a total purchase price of $75 million, $125 million, $100 million and $50 million, respectively. Except for Eastshore, which will convert the principal owed to it pursuant to the existing debtor in possession facility described above in payment of the purchase price, the purchase price for such shares of New US Airways Group common stock is payable in cash.
      On May 27, 2005, US Airways Group and America West announced that certain investors under the management of Wellington Management Company, a Boston-based investment firm (Wellington) made a $150 million commitment to purchase approximately 9.1 million shares of New US Airways Group common stock at a price of $16.50 per share. On July 7, 2005, US Airways Group and America West announced that Tudor Proprietary Trading, L.L.C. and a group of investors for which Tudor Investment Corporation acts as investment adviser (collectively, Tudor) made a $65 million commitment to purchase approximately 3.9 million shares of New US Airways Group common stock at a price of $16.50 per share. Funding will occur along with other equity investments upon completion of the merger. The investment agreements with Wellington and Tudor contain terms substantially similar to the investment agreements previously entered into on May 19, 2005.

A-2-8

      Also on July 7, 2005, US Airways Group and America West entered into a letter agreement with each of the equity investors other than Tudor amending the May 19, 2005 merger agreement and the other investment agreements. The letter agreement provides for, among other things, (a) a change in the merger exchange ratio for the America West Holdings Class A and Class B common stock to give effect to the Wellington and Tudor investments; (b) allocation of additional shares of new common stock to the creditors of US Airways Group, stockholders of America West and Par as a result of the Wellington investment in the amounts of 545,454 shares, 261,818 shares and 101,818 shares, respectively; (c) the grant to each of the equity investors other than Tudor (who received a corresponding option under its investment agreement) the option to purchase, at $15.00 per share, additional shares of New US Airways Group common stock up to the number of additional shares of New US Airways Group common stock equal to that investor’s option amount as set forth in the letter agreement at $15.00 per share; and (d) clarification of certain provisions of the merger agreement, including with respect to the appointment of directors of New US Airways Group.
Aircraft Financing
      The Company has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. In November 2004, the Bankruptcy Court approved the Company’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. Under the terms of the Master Memorandum of Understanding among the Company and General Electric and its affiliates (Master MOU), as amended by the Master Merger Memorandum of Understanding (Merger MOU) entered into in connection with the merger, the Company reached a comprehensive agreement with GE Commercial Aviation Services (GECAS) and GE Engine Services (GEES) on aircraft leasing and financing and engine services, which provides the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets.
      Aircraft Transactions. The Master MOU contemplated a series of transactions intended to provide the Debtors with additional liquidity and lower aircraft ownership costs. Pursuant to the Merger MOU, certain of these transactions were modified, with the parties also reaching new agreements regarding the restructuring of lease payments relative to certain aircraft and the early redelivery of additional aircraft. Under the Master MOU, as modified and supplemented by the Merger MOU, the parties reached the agreements discussed below relative to aircraft.
      With respect to certain B737-300, B757 and B737-400 aircraft, US Airways Group agreed, pursuant to the Master MOU and applicable Section 1110 agreements, to pay and perform all of its obligations under the applicable leases for those aircraft during the pendency of the Chapter 11 cases, with a “true-up” payment to be made with respect to the B737-300 and B757 aircraft for accrued rent owing on June 30, 2005, at an assumed lease rental rate per aircraft, pro-rated for partial months. From and after the Debtors’ emergence from bankruptcy, the average monthly rent on the B737-300, B757 and B737-400 aircraft will be at reduced rates per month, provided that US Airways Group can further reduce the postpetition rent for the B737-400 aircraft by either paying GE cash or issuing the convertible notes of the reorganized US Airways in an agreed upon amount. Under the Merger MOU, GE has agreed that, following the “true-up” payment being made, as determined as of June 30, 2005, with respect to the B737-300 and B757 aircraft, the rent payments due on the B737-300, B757 and B737-400 aircraft will be adjusted to the agreed upon reduced rates effective as of July 1, 2005, even though the Debtors have not yet emerged from bankruptcy, and, with respect to the B737-400 aircraft, without the agreed upon cash payment or the issuance of the required amount of convertible notes. Each of the leases for these Boeing aircraft, as modified, will be assumed by the Debtors, provided that, if the Debtors fail to emerge from bankruptcy, only rent, return conditions and deferred rent (being the difference between current contractual rentals and the amended lease rentals) payable through the later of October 31, 2005 or the return of the aircraft will be entitled to administrative expense status, with all other claims under those leases, including rejection damages, being unsecured pre-petition claims. In the event that US Airways Group fails to complete the merger, the terms for the Boeing leases, including the rental rates, return conditions and expiry dates, will revert to their original terms (with the Debtors receiving credit for all previously paid rent), subject to administrative expense status, as set forth above, and US Airways Group will again have the benefit of the provisions of the Master MOU in respect of the Boeing aircraft.

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      With respect to 23 CRJ-200 aircraft, GE agreed to restructure the timing of the rental payments under the leases applicable to the aircraft to reduce the quarterly rent payments for a period of 30 months following the Debtors’ emergence from bankruptcy. The amount of the rent reductions will be deferred and added to the rents payable under the applicable leases over the 24 month period immediately following the 30 month deferral, so that the lessors’ lease economics are maintained. Fourteen of the leases for the CRJ-200 aircraft will also be extended for an additional three months.
      Under the Master MOU, the Debtors agreed to enter into short-term leases with respect to 16 CRJ aircraft, consisting of nine CRJ-200 aircraft and seven CRJ-700 aircraft, with those leases to be converted to long-term leases in connection with the Debtors’ emergence from the Chapter 11 cases. Pursuant to the Merger MOU, the Debtors agreed to enter into the contemplated long-term leases with those leases being postpetition agreements, subject to administrative expense status only for (i) rent payable through the later of October 31, 2005 and the return of the aircraft and (ii) return conditions, with all other claims under such leases, including rejection damages, being unsecured prepetition claims.
      Pursuant to the Master MOU, US Airways Group agreed to modify the expiry dates for the leases relative to ten A319/ A320 aircraft in order to provide for the early redelivery of the associated aircraft to GE, and also agreed to modify the expiry dates of the single investor documentation relating to certain Boeing aircraft, with redelivery conditions to be agreed upon. GE agreed to waive cross-default provisions and consent to the foreclosure of its interest in five B737-400 aircraft without any resulting claims in order to facilitate the Debtors’ restructuring of the lease financing with respect to the aircraft with SNECMA, which restructuring occurred in February 2005. As a result of the Merger MOU, in addition to the ten A319/ A320 aircraft referred to above, US Airways Group agreed on the terms and conditions for the early return of 41 aircraft and up to six spare engines, with related return condition concessions to facilitate these redeliveries.
      Regional Jet Financing. Pursuant to the Master MOU, GE agreed to provide lease financing for up to 31 regional jet aircraft, to consist of 70- to 100-seat regional jet aircraft in a mix and on terms to be agreed to between US Airways Group and GE. During the first quarter of 2005, GE provided lease financing for six CRJ-700 aircraft, with terms expiring on the earlier of the Debtors’ emergence from bankruptcy and June 30, 2005. Under the terms and conditions of the Merger MOU, US Airways Group and GE have agreed to convert the leases for the six CRJ aircraft into long-term leases with the long-term leases being post-petition agreements, subject to a limitation on administrative expense status to rent payable through October 31, 2005 (or a later date agreed to by the parties) and return condition obligations. The Merger MOU also eliminates any further obligation on GE to provide regional jet financing directly to US Airways Group, but GE has agreed to provide single investor or operating leases to third-party carriers meeting financial tests and otherwise acceptable to GE for ten EMB-170/190/195 aircraft delivering between 2007 and 2008, on a schedule and terms to be agreed on by the parties, and subject to manufacturer support. GE will also provide single investor or operating lease financing to Republic Airways for three EMB-170 aircraft that are currently committed to be delivered to the Debtors, subject to manufacturer support and other terms and conditions acceptable to GE. Finally, to facilitate a transaction agreed to between US Airways Group and Republic Airways, GE will also consent to the assignment to Republic Airways of up to 15 EMB-170 leases, subject to manufacturer support and other conditions acceptable to GE.
      In December 2004, US Airways Group reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the Bankruptcy Court in January 2005. Pursuant to the agreement reached with Embraer, US Airways Group purchased and took delivery of three EMB-170 aircraft in January 2005 and undertook to purchase and take delivery of three additional EMB-170 aircraft by March 31, 2005. The purchase of the three EMB-170s delivered in January 2005 was financed by Embraer through a mortgage loan facility and the application of $17 million of existing purchase deposits held by Embraer. As discussed below, US Airways Group did not take delivery of the second three aircraft in March 2005. Additionally, approximately $12 million of purchase deposits held by Embraer will be used to fund an Embraer loan reserve. Embraer will apply the reserve funds in the amounts and on the dates as and when payments are due under the Embraer loans during the period from October 1, 2004 through July 31, 2005 in full satisfaction of US Airways Group’s payment obligations with respect to those Embraer loans during that period. Upon delivery of the first three EMB-170s, which occurred in January 2005, unless US Airways Group assumes the

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Embraer aircraft purchase agreement pursuant to Section 365 of the bankruptcy code, no further obligations arise on the part of US Airways Group or Embraer with respect to the purchase and delivery of any aircraft, other than those obligations that arise from or are related to the purchase and delivery of the final three EMB-170s originally scheduled for March 2005. Embraer and US Airways Group have agreed to negotiate a new delivery schedule upon US Airways Group’s assumption of the Embraer aircraft purchase agreement.
      Due to US Airways Group’s failure to take delivery by March 31, 2005 of the remaining three EMB-170 aircraft, damages accrue from and after April 1, 2005 until the delivery of the aircraft at the rate of $162,795 per month per aircraft. If the aircraft are not delivered by July 31, 2005, Embraer’s obligation to deliver these aircraft will terminate and its damages with respect to the undelivered aircraft may be as much as $10 million for all three aircraft, rather than at the rate of $162,795 per month per aircraft, with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages. US Airways Group is currently working to arrange financing for these aircraft, and anticipates that GE’s commitment to finance the aircraft, as discussed above, will be realized, but recorded a charge of $2 million in the first quarter of 2005, which is included in Reorganization items, net in the Consolidated Statement of Operations, associated with penalties expected to be incurred. As described above, under the terms of the Merger MOU, the Company intends to assign the delivery of the three remaining aircraft deliveries to Republic with leases to be provided by GECC. The Company has agreed with Embraer to extend the July 31, 2005 deadline, but will incur an additional penalty in connection with this extension.
      Under the agreement reached with Bombardier, US Airways Group acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank AG. Additionally, $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. So long as US Airways Group continues to operate under the protection of Chapter 11 in compliance with the Bankruptcy Code, no obligations will arise on the part of US Airways Group or Bombardier with respect to the purchase and delivery of any aircraft.

2.	Basis of Presentation
      The accompanying Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements contained in US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004. The accompanying Condensed Consolidated Financial Statements include the accounts of US Airways Group and its wholly owned subsidiaries. Principal subsidiaries include US Airways, Allegheny Airlines, Inc., Piedmont Airlines, Inc. and PSA Airlines, Inc. Effective July 1, 2004, Allegheny Airlines merged with Piedmont Airlines, with Piedmont Airlines as the surviving entity. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the 2005 presentation.
      Management believes that all adjustments, consisting of normally recurring items, necessary for a fair presentation of results have been included in the Condensed Consolidated Financial Statements for the interim periods presented, which are unaudited. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of judgment relate to impairment of goodwill, impairment of long-lived assets and intangible assets, passenger revenue recognition, frequent traveler programs, and pensions and other postretirement benefits.
      As a result of the Chapter 11 filings, realization of assets and liquidation of liabilities are subject to significant uncertainty. While operating as a debtor in possession under the protection of Chapter 11, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements. Further, the plan of reorganization could materially change the amounts and classifications reported in the historical financial statements, which do not reflect any

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adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of the plan of reorganization.

3.	Reorganization Items and Liabilities Subject to Compromise

(a) Reorganization items
      The accompanying consolidated financial statements have been prepared in accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (SOP 90-7) and on a going-concern basis. SOP 90-7 requires that the financial statements for periods following the Chapter 11 filing through emergence distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, revenues, expenses, realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business are reported separately as Reorganization items, net in the Statements of Operations.
      Reorganization items, net as shown on the Consolidated Statements of Operations consisted of the following (in millions):

	Three	Six
	Months Ended	Months Ended

	June 30, 2005

Gain related to curtailment of postretirement benefits(a)	$—	$183
Gain related to curtailment of pension plans(a)	—	24
Interest on accumulated cash	3	5
Severance including benefits(b)	(4)	(99)
Minimum pension liability adjustment(a)	—	(91)
Professional fees	(19)	(34)
Damage and deficiency claims(c)	(6)	(14)
Aircraft order penalties(d)	—	(2)

Reorganization items, net	$(26)	$(28)

(a)	In January 2005, the Bankruptcy Court approved settlement agreements between US Airways and its unions and the court-appointed Section 1114 Committee, representing retirees other than those represented by the IAM and TWU, to begin the significant curtailment of postretirement medical benefits. The Company recognized a gain of $183 million in connection with this curtailment. Also in January 2005, US Airways terminated its three mainline defined benefit plans. The Company recognized a curtailment gain of $24 million and a $91 million minimum pension liability adjustment in connection with the terminations. See also Notes 1 and 6.

(b)	In connection with the new labor agreements, approximately 5,000 employees across several of the Company’s labor groups were involuntarily terminated or participated in voluntary furlough and termination programs. See also Note 1.

(c)	Damage and deficiency claims arise as a result of the Company’s election to restructure, abandon or reject aircraft debt and leases during the bankruptcy proceedings.

(d)	As a result of the Company’s bankruptcy filing in September 2004, the Company did not expect to be able to secure the financing necessary to take on-time delivery of three scheduled regional jet aircraft and therefore accrued penalties of $2 million in the first quarter of 2005. See also Note 1.

(b)	Liabilities Subject to Compromise
      SOP 90-7 also requires that prepetition liabilities subject to compromise should be distinguished from both prepetition liabilities that are not subject to compromise and postpetition liabilities. Liabilities subject to compromise are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may

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be settled for lesser amounts. The following table summarizes the components of Liabilities Subject to Compromise as of June 30, 2005 (in millions):

Postretirement and other employee related expenses	$2,572
Debt and capital leases	1,758
Other accrued expenses	554
Accounts payable	183
Aircraft-related accruals and deferrals	83

Total Liabilities Subject to Compromise	$5,150

4.	Earnings (Loss) per Common Share
      Basic Earnings (Loss) per Common Share (EPS) is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the maximum dilution that would result after giving effect to dilutive stock options, warrants, and non-vested restricted stock. The number of additional shares is calculated by assuming that outstanding, in-the-money stock options and warrants were exercised and the proceeds from such exercises were used to buy back shares of common stock at the average market price for the reporting period.
      The following table presents the computation of basic and diluted EPS (in millions, except per share amounts):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Net income (loss)	$(62)	$34	$(343)	$(143)
Common shares:
Weighted average common shares outstanding (basic)	54.9	54.7	54.9	54.3
Effect of dilutive securities	—	2.5	—	—

Weighted average common shares outstanding (diluted)	54.9	57.2	54.9	54.3

Basic EPS	$(1.13)	$0.62	$(6.26)	$(2.63)
Diluted EPS	$(1.13)	$0.59	$(6.26)	$(2.63)

Note:	EPS amounts may not recalculate due to rounding.
      For the three and six months ended June 30, 2005, 21.1 million stock options, warrants, and non-vested restricted stock have been excluded from the computation of diluted EPS because of the antidilutive effect on EPS.
      For the three months ended June 30, 2004, 19.4 million stock options and warrants have been excluded from the computation of diluted EPS because the exercise price of the stock options and warrants was greater than the average fair value of common stock for the period. For the six months ended June 30, 2004, 22.2 million stock options and warrants have been excluded from the computation of diluted EPS because of the antidilutive impact on EPS.

5.	Income Taxes
      The Company recorded an income tax benefit of $2 million for the three and six months ended June 30, 2005, as compared to an income tax benefit of $0.3 million in the three and six months ended June 30, 2004. The Company continues to record a full valuation allowance against its net deferred tax asset.

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6.	Employee Benefit Plans
      Components of the net and total periodic benefit include the following for pension benefits (in millions):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Service cost	$1	$10	$2	$21
Interest cost	1	38	7	77
Expected return on plan assets	(1)	(32)	(6)	(65)
Amortization of:
Actuarial gain	—	(1)	—	(2)

Net periodic cost	1	15	3	31
Curtailment gain	—	—	(24)	—

Total periodic cost (benefit)	$1	$15	$(21)	$31

      Components of the net and total periodic benefit cost include the following for other postretirement benefits (in millions):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Service cost	$1	$9	$7	$21
Interest cost	3	21	18	46
Amortization of:
Prior service benefit	(31)	(3)	(44)	(6)
Actuarial gain	(4)	(3)	(7)	(3)

Net periodic cost (benefit)	(31)	24	(26)	58
Curtailment gain	—	—	(183)	—

Total periodic cost (benefit)	$(31)	$24	$(209)	$58

      On November 12, 2004, US Airways filed a motion requesting a determination from the Bankruptcy Court that US Airways satisfied the financial requirements for a “distress termination” of the Retirement Plan for Flight Attendants in the Service of US Airways, Inc. (AFA Plan), the Pension Plan for Employees of US Airways, Inc. Who Are Represented by the International Association of Machinists and Aerospace Workers (IAM Plan), and the Retirement Plan for Certain Employees of US Airways, Inc. (CE Plan) under section 4041(c)(2)(B)(ii)(IV) of the Employee Retirement Security Act of 1974, as amended (ERISA), and approval of each such plan’s termination. These plans were projected to have benefit obligations and plan assets aggregating $2.7 billion and $1.7 billion, respectively, as of September 30, 2004, the most recent valuation date. On January 6, 2005, the Bankruptcy Court entered an order (i) finding that the financial requirements under section 4041(c)(2)(B)(ii)(IV) of ERISA for a distress termination of the plans had been met and (ii) approving termination of the plans. The AFA Plan and the IAM Plan were terminated effective January 10, 2005, by agreement between the PBGC and US Airways. The CE Plan was terminated effective January 17, 2005, by agreement between the PBGC and US Airways. Effective February 1, 2005, the PBGC was appointed trustee for each of the three plans.
      Upon termination of the plans, the Company recognized a curtailment gain of $24 million and a $91 million minimum pension liability adjustment, included in Reorganization items, net in the Consolidated Statement of Operations. The PBGC has filed claims totaling approximately $13 billion. The Company believes these claims may potentially be reduced. The Company continues to carry a liability of $948 million related to the three terminated plans, classified within Liabilities Subject to Compromise on the Balance

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Sheet. The liability will be adjusted when the amount of the PBGC claim approved by the Bankruptcy Court is known.
      During hearings in late 2004 and January 2005, the Bankruptcy Court approved various settlement agreements between US Airways and its unions, and between US Airways and the court-appointed Section 1114 Committee (representing retirees not represented by the unions) to begin the significant curtailments of postretirement benefits. Effective March 1, 2005, those benefits were significantly reduced. US Airways re-measured its obligations downward by approximately $1.1 billion and recognized a curtailment gain of $183 million. Since the re-measurement created a significant unrecognized prior service gain, US Airways expects to recognize net periodic other postretirement benefit income until the time of emergence from bankruptcy. At that time all unrecognized items will be recognized under SOP 90-7.

7.	Comprehensive Income (Loss)
      Comprehensive income (loss) was $(67) million and $(234) million for the three and six months ended June 30, 2005, respectively. Comprehensive income (loss) was $41 million and $(115) million for the three and six months ended June 30, 2004, respectively. Comprehensive income encompasses net income and “other comprehensive income,” which includes all other non-owner transactions and events that change stockholders’ equity such as changes in the fair value of certain derivative financial instruments and adjustments for minimum pension liabilities.

8.	Recent accounting pronouncements and changes
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)), which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under Accounting Principle Board Opinion No. 25. The Company previously adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” upon emergence from the Prior Bankruptcy on March 31, 2003. Accordingly, the Company believes SFAS 123(R) will not have a material impact on its financial statements.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
     General Information
      Part I, Item 2 of this report should be read in conjunction with Part II, Item 7 of US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004. The information contained herein is not a comprehensive discussion and analysis of the financial condition and results of operations of the Company, but rather updates disclosures made in the aforementioned filing.
      Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of US Airways Group with respect to current events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company’s operations and business environment which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing or other financing; the ability of the Company to maintain adequate liquidity; the ability of the Company to absorb escalating fuel costs; the Company’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings and to consummate all of the transactions contemplated by one or more such plans of reorganization or upon which consummation of such plans may be conditioned; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of the Company to obtain and maintain normal terms with vendors and service providers; the Company’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on the Company’s liquidity or results of operations; the ability of the Company to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of the Company to fund and execute its business plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; the ability of the Company to attract, motivate and/or retain key executives and associates; the ability of the Company to attract and retain customers; the ability of the Company to maintain satisfactory labor relations; demand for transportation in the markets in which the Company operates; economic conditions; labor costs; financing availability and costs; security-related and insurance costs; competitive pressures on pricing (particularly from lower-cost competitors) and on demand (particularly from low-cost carriers and multi-carrier alliances); weather conditions; government legislation and regulation; impact of the continued military activities in Iraq; other acts of war or terrorism; and other risks and uncertainties listed from time to time in the Company’s reports to the SEC. There may be other factors not identified above of which the Company is not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any plan of reorganization ultimately confirmed, can affect the value of the Company’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the Company urges that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities.
Introduction
      On September 12, 2004, US Airways Group and its domestic subsidiaries, which account for substantially all of the operations of the Company, including its principal operating subsidiary, US Airways,

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filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. Each of the Debtors in these cases had previously filed a voluntary petition for relief under Chapter 11 on August 11, 2002. The Debtors emerged from the Prior Bankruptcy under the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Affiliated Debtors and Debtors-in-Possession, As Modified (the 2003 Plan), which was confirmed pursuant to an order of the Bankruptcy Court on March 18, 2003 and became effective on March 31, 2003.
      For the second quarter of 2005, the Company’s operating revenues were $1.95 billion, operating income was $41 million and loss per common share was $1.13 on a net loss of $62 million. Operating revenues were $1.96 billion, operating income was $83 million and diluted earnings per common share was $0.59 on net income of $34 million for the same period in 2004. As discussed in “Results of Operations” below, operating results for the quarter reflect high fuel prices and the continued weak revenue environment in the Company’s primary operating region.
Chapter 11 Proceedings
      Each of the Debtors continues to operate its business and manage its property as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. At hearings held on September 13, 2004, the Bankruptcy Court granted the Company’s first day motions for relief designed to stabilize its operations and business relationships with customers, vendors, employees and others and entered orders granting permission to the Debtors to, among other things: (a) pay employee wages and continue benefits, such as medical and dental insurance; (b) honor prepetition obligations to customers and continue customer programs, including US Airways’ Dividend Miles program; (c) pay for fuel under existing supply contracts, and honor existing fuel supply, distribution and storage agreements; (d) assume certain contracts related to interline agreements with other airlines; (e) pay prepetition obligations to certain foreign vendors, foreign service providers and foreign governments; and (f) continue maintenance of existing bank accounts and existing cash management systems.
      To exit Chapter 11 successfully, the Company must obtain confirmation by the Bankruptcy Court of a plan of reorganization. The Company filed a plan of reorganization and disclosure statement with the Bankruptcy Court on June 30, 2005, as amended and subject to further amendment, which are based upon the proposed merger with America West discussed in greater detail below. The submission was made within the time period in which the Company has the exclusive right to file a plan and the timing was consistent with the Company’s agreement with GECAS. The plan of reorganization would, among other things, resolve all prepetition obligations, set forth a revised capital structure and establish the corporate governance subsequent to exiting from bankruptcy. Under the plan of reorganization, as proposed, creditors with claims of $50,000 or less will receive a cash payment of 10% of the amount of their claim. Other creditors holding unsecured claims will receive stock in New US Airways Group. The value of the recovery to creditors will depend on the value of the shares of New US Airways Group at emergence, as well as the total amount of allowed claims, including the amount of disputed claims that have not yet been determined. The Company is working towards emerging from Chapter 11 and closing the merger transaction by late September or early October 2005. The merger cannot be completed without the approval of America West stockholders and is also subject to the satisfaction or waiver of several other conditions, including clearance from regulatory agencies. On June 23, 2005, the U.S. Department of Justice notified the Company and America West that the Department had completed its review of the proposed merger of the two airlines and the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired without a formal request from the Department for additional information.
      The Company notified all known or potential creditors of the Chapter 11 filing for the purposes of identifying and quantifying all prepetition claims. The Chapter 11 filing triggered defaults on substantially all debt and lease obligations. Subject to certain exceptions under the Bankruptcy Code, the Chapter 11 filing automatically stayed the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to September 12, 2004. The deadline for filing proofs of claim with the Bankruptcy Court was February 3, 2005 (General Bar Date), with a limited exception for governmental entities, which had until March 11, 2005. The Debtors’ claims agent

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received approximately 5,000 timely-filed proofs of claims as of the General Bar Date totaling approximately $26.2 billion in the aggregate, and approximately 380 proofs of claims timely-filed by governmental entities totaling approximately $13.4 billion in the aggregate. As is typical in reorganization cases, differences between amounts scheduled by the Debtors and claims by creditors are being investigated and resolved in connection with the claims resolution process. The aggregate amount of claims filed with the Bankruptcy Court far exceeds the Debtors’ estimate of such liability. The Debtors believe that many of these claims are duplicative, including those filed alleging joint and several liability against each of the Debtors, based upon contingencies that have not occurred, or otherwise are overstated, and are therefore invalid. In light of the number of creditors of the Debtors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known.
Plan of Reorganization and Merger Agreement
      On May 19, 2005, US Airways Group announced its intention to merge with America West. Under the terms of the merger agreement and the plan of reorganization, Barbell Acquisition Corporation, a wholly owned subsidiary of US Airways Group, will merge with and into America West, as a result of which America West will become a wholly owned subsidiary of New US Airways Group and the merged company will be operated under the single brand name of US Airways through its two principal operating subsidiaries, US Airways and America West Airlines, Inc. US Airways Group will account for the merger as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America.
      The merger agreement and plan of reorganization also contemplate $565 million in new equity investments, representing 51.7% of New US Airways Group common stock, and participation by suppliers and business partners that, together with the new equity, are expected to provide the merged company with approximately $1.5 billion in liquidity. The equity investors, described in greater detail under “Liquidity and Capital Resources” below, are as follows (in millions):

Wellington Management Company	$150
Eastshore Aviation, LLC	125
PAR Investment Partners, L.P.	100
ACE Aviation Holdings Inc.	75
Tudor Investment Corporation	65
Peninsula Investment Partners, L.P.	50

$565

      Existing shareholders of America West will receive 36.7% of the common stock of New US Airways Group. Certain unsecured creditors of the Debtors will receive 11.6% of the common stock of New US Airways Group. These percentages represent the assumed stock ownership immediately following the effective date of the plan of reorganization and merger and are subject to dilution as a result of any additional equity issuances, including the result of the proposed rights offering discussed below, and are subject to certain assumptions concerning the exchange of certain convertible debt for New US Airways Group common stock after the merger. For additional information regarding the proposed merger, refer to the Registration Statements on Form S-4 and Form S-1 filed with the Securities and Exchange Commission (SEC) on June 28, 2005 and June 29, 2005, respectively, as amended or supplemented.
      In connection with the transactions contemplated by the plan of reorganization, including the merger with America West, New US Airways Group intends to effectuate an offering of rights to purchase up to $150 million in shares of New US Airways Group common stock to certain unsecured creditors of the Debtors and to existing common stockholders of America West. In the event that this rights offering were to be fully subscribed, the percentage of ownership of New US Airways Group by the stakeholders would be diluted (see discussion related to July 7, 2005 letter agreement in “Liquidity and Capital Resources” below). The Company reserves the right to determine not to proceed with the rights offering or to terminate it at any

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time. For additional information regarding the proposed rights offering, refer to the Registration Statement on Form S-1 filed with the SEC on June 29, 2005.
Restructuring
      Since filing for bankruptcy on September 12, 2004, the Company has achieved cost-savings agreements with its principal collective bargaining groups. Effective January 2005, US Airways terminated its three mainline defined benefit plans and has recognized a curtailment gain of $24 million and a $91 million minimum pension liability adjustment in the first quarter of 2005 in connection with the termination, which is included in Reorganization items, net in the Consolidated Statement of Operations. The Pension Benefit Guaranty Corporation (PBGC) was appointed trustee of the plans effective February 1, 2005. The Company continues to carry a liability of $948 million related to the three terminated plans, classified within Liabilities Subject to Compromise on the Balance Sheet. The liability will be adjusted when the amount of the PBGC claim approved by the Bankruptcy Court is known. Also in January 2005, the Bankruptcy Court approved settlement agreements between US Airways and its unions and the court-appointed Section 1114 Committee, representing retirees other than those represented by the International Association of Machinists and Aerospace Workers (IAM) and the Transport Workers Union (TWU), to begin the significant curtailment of postretirement benefits. As a result of the curtailment of these benefits, the Company recognized a gain of $183 million in the first quarter of 2005, which is included in Reorganization items, net in the Consolidated Statement of Operations.
      Pursuant to the Company’s newly ratified collective bargaining agreements, the Company implemented voluntary furlough and termination programs across several of its employee groups. In the first and second quarters of 2005, the Company recognized charges of $51 million and $4 million, respectively, which are included in Reorganization items, net in the Consolidated Statements of Operations, associated with termination payments and health care benefits for approximately 2,700 employees participating in these voluntary programs. The majority of employees expected to participate in voluntary terminations notified the Company by March 31, 2005.
      In connection with the outsourcing of a portion of the Company’s aircraft maintenance and certain fleet service operations, the closing of its Pittsburgh reservation center, and the closing of certain airport clubs and city ticket offices, the Company involuntarily terminated or furloughed approximately 2,300 employees. In the first quarter of 2005, the Company recognized a charge of $44 million, which is included in Reorganization items, net in the Consolidated Statement of Operations, associated with contractual severance payments and healthcare benefits for those employees. Notification for the majority of planned involuntary terminations was completed in the first quarter of 2005.
      Severance charges and payment activity during 2005 consisted of the following (in millions):

Balance at January 1, 2005	$—
Severance including benefits expense	99
Payments	(28)

Balance at June 30, 2005	$71

      The Company expects to make $55 million of termination and benefit payments during the remainder of 2005, $9 million in 2006 and approximately $1 million per year in the years 2007 through 2013.
Results of Operations
      The following section pertains to activity included in the Company’s Condensed Consolidated Statements of Operations and in “Selected Operating and Financial Statistics” below. Except where noted, operating statistics referred to below are for scheduled service only.

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Three Months Ended June 30, 2005
Compared with the
Three Months Ended June 30, 2004
      Operating Revenues — Passenger transportation revenues increased $7 million, or 0.4%, due to a 4.3% increase in revenue passenger miles (RPMs), which increased revenue by $76 million, partially offset by a 3.8% decrease in yield, which reduced revenue by $69 million. Cargo and freight revenues decreased $9 million, or 26.5%, primarily due to lower mail and freight volume. Other revenue decreased 6.2% due to a reduction in other revenue generated by the wholly owned subsidiaries, offset by increases to revenue generated through airline partner travel after the Company joined the Star Alliance in May 2004.
      Operating Expenses — Operating expenses increased by 1.6% on a capacity increase (as measured by available seat miles or ASMs) of 6.2%. Personnel costs decreased 35.9% primarily due to lower wage and benefits rates as a result of the implementation of the cost-savings agreements achieved with each of the collective bargaining groups, including the termination of the Company’s defined benefit plans and the curtailment of postretirement benefits, as well as lower headcount as compared to the same period in 2004. These reductions were partially offset by increases to workers compensation and medical and dental liabilities. Aviation fuel increased 69.2% due to an increase in the average fuel price of 57.5% along with greater consumption. US Airways Express capacity purchases increased 11.2% reflecting a 1.9% increase in purchased ASMs from third-party regional jet operators and higher fuel prices which are paid by the Company on capacity purchases. Other rent and landing fees increased 1.6% due to increases in landing fee rates, partially offset by decreases in space rent. Aircraft rent increased 3.6% primarily due to new aircraft leases for regional jets delivered throughout 2004 and in the first quarter of 2005. Selling expenses decreased 2.9% as a result of a decrease in commissions and advertising expense, partially offset by increases in credit card and computer reservation fees driven by higher sales volume. Aircraft maintenance increased 24.7% reflecting the shift to outside vendors to perform scheduled maintenance, partially offsetting a portion of the decrease to personnel expense described above. Depreciation and amortization decreased 6.1% as a result of reduced amortization associated with capitalized software costs, the write-off of an indefinite lived foreign slot and the reduction of the salvage value of certain turbo prop aircraft in the second quarter of 2004, partially offset by increased depreciation associated with regional aircraft delivered throughout 2004 and the first quarter of 2005 and the write-down of leasehold improvements at certain airports. Other operating expenses increased 10.4% primarily due to increases in expenses associated with the redemption of Dividend Miles on partner airlines and outside services, partially offset by decreases in ordinary course legal fees. In the second quarter of 2004, the Company also recorded a $7 million reduction of expense related to a settlement with the Internal Revenue Service that had previously been fully reserved.
      Other Income (Expense) — Other Income (Expense) increased by $56 million. Interest income increased due to higher average interest rates and interest earned in certain restricted cash and deposit accounts, partially offset by the reclassification of approximately $3 million of interest income as a reorganization item. Interest expense, net increased 42.1% as a result of increased interest expense on the ATSB Loan, including penalty interest incurred as a result of the current Chapter 11 proceedings and interest associated with new regional jets. Other, net income decreased as compared to the same period in 2004 as a result of mark-to-market adjustments on certain stock options held by the Company. In the second quarter of 2004, the Company recorded a gain of $2 million on the sale of four aircraft.
      Provision for Income Taxes — The Company recorded an income tax benefit of $2 million in the second quarter of 2005 related to adjustments from estimates for certain state income taxes as compared to a benefit of $0.3 million in the second quarter of 2004. The Company continues to record a full valuation allowance against its net deferred tax asset.

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Six Months Ended June 30, 2005
Compared with the
Six Months Ended June 30, 2004
      Operating Revenues — Passenger transportation revenues decreased $60 million, or 1.8%, due to a 8.0% decrease in yield, which reduced revenue by $280 million, partially offset by an 8.4% increase in RPMs, which increased revenue by $220 million. Cargo and freight revenues decreased $22 million, or 32.4%, primarily due to lower mail and freight volume. Other revenue decreased 0.9% due to a reduction in other revenue generated by the wholly owned subsidiaries, partially offset by revenue generated through airline partner travel after the Company joined the Star Alliance in May 2004.
      Operating Expenses — Operating expenses increased by less than 1% on a capacity increase (as measured by ASMs) of 5.7%. Personnel costs decreased 30.7% primarily due to lower wage and benefits rates as a result of the implementation of the cost-savings agreements achieved with each of the collective bargaining groups, including the termination of the Company’s defined benefit plans and the curtailment of postretirement benefits, as well as lower headcount as compared to the same period in 2004. These reductions were partially offset by increases to workers compensation and pilots’ long-term disability liabilities. Aviation fuel increased 64.2% due to an increase in the average fuel price of 53.0% along with greater consumption. US Airways Express capacity purchases increased 9.7% reflecting a 1.5% increase in purchased ASMs from third-party regional jet operators and higher fuel prices which are paid by the Company on capacity purchases. Other rent and landing fees decreased 0.8% due to decreases in space rent, partially offset by increases in landing fee rates. Aircraft rent increased 4.5% primarily due to new aircraft leases for regional jets delivered throughout 2004 and in the first quarter of 2005. Selling expenses decreased 1.9% as a result of a decrease in commissions and advertising expense, partially offset by increases in computer reservation fees driven by higher sales volume. Aircraft maintenance increased 10.7% reflecting the shift to outside vendors to perform scheduled maintenance, partially offsetting a portion of the decrease to personnel expense described above. Depreciation and amortization decreased 2.5% as a result of reduced amortization associated with capitalized software costs, the write-off of an indefinite lived foreign slot and the reduction of the salvage value of certain turbo prop aircraft in the second quarter of 2004, partially offset by increased depreciation associated with regional aircraft delivered throughout 2004 and the first quarter of 2005 and the write-down of leasehold improvements at certain airports. Other operating expenses increased 4.8% primarily due to increases in expenses associated with the redemption of Dividend Miles on partner airlines, passenger compensation and outside services, partially offset by decreases in ordinary course legal fees. In the second quarter of 2004, the Company also recorded a $7 million reduction of expense related to a settlement with the Internal Revenue Service that had previously been fully reserved.
      Other Income (Expense) — Other Income (Expense) increased by $102 million. Interest income increased due to higher average interest rates and interest earned in certain restricted cash and deposit accounts, partially offset by the reclassification of $5 million of interest income as a reorganization item. Interest expense, net increased 37.1% as a result of increased interest expense on the ATSB Loan, including penalty interest incurred as a result of the current Chapter 11 proceedings and interest associated with new regional jets. Other, net income decreased as compared to the same period in 2004 as a result of mark-to-market adjustments on certain stock options held by the Company. The comparable period in 2004 also includes a credit of $13 million related to a business interruption insurance recovery and a gain of $2 million on the sale of four aircraft.
      Provision for Income Taxes — The Company recorded an income tax benefit of $2 million for the six months ended June 30, 2005 related to adjustments from estimates for certain state income taxes as compared to a benefit of $0.3 million in the same period of 2004. The Company continues to record a full valuation allowance against its net deferred tax asset.

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Selected Operating and Financial Statistics (1)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Revenue passenger miles (millions)*
System	12,530	12,015	23,578	22,094
Mainline	10,727	10,669	20,372	19,788
Available seat miles (millions)*
System	16,496	15,529	32,015	30,298
Mainline	13,817	13,519	27,002	26,507
Total available seat miles (millions)
System	16,496	15,529	32,016	30,300
Mainline	13,817	13,519	27,003	26,509
Passenger load factor(2)*
System	76.0%	77.4%	73.6%	72.9%
Mainline	77.6%	78.9%	75.4%	74.7%
Yield(3)*
System	14.11¢	14.66¢	13.63¢	14.82¢
Mainline(4)	12.42¢	12.87¢	12.10¢	13.05¢
Passenger revenue per available seat mile(5)*
System	10.72¢	11.34¢	10.04¢	10.81¢
Mainline(4)	9.64¢	10.16¢	9.13¢	9.75¢
Revenue passengers (thousands)*
System	15,826	14,883	29,894	27,583
Mainline	11,101	11,070	21,354	20,922
Mainline revenue per available seat mile(6)	10.97¢	11.52¢	10.45¢	11.08¢
Mainline cost per available seat mile (Mainline CASM)*(7)	10.59¢	11.18¢	10.74¢	11.41¢
Mainline average stage length (miles)*	782	805	775	789
Mainline cost of aviation fuel per gallon(8)	$1.68	$1.07	$1.58	$1.03
Mainline cost of aviation fuel per gallon (excluding fuel taxes)	$1.63	$1.01	$1.53	$0.98
Mainline gallons of aviation fuel consumed (millions)	226	225	445	441
Mainline number of aircraft in operating fleet at period-end	268	283	268	283
Full-time equivalent employees at period end	21,396	26,880	21,396	26,880

*	Scheduled service only (excludes charter service)

(1)	Operating statistics include free frequent travelers and the related miles flown. System statistics encompass all wholly owned airline subsidiaries of US Airways Group, including US Airways, Allegheny Airlines (through June 2004), Piedmont Airlines and PSA Airlines, as well as operating and financial results from capacity purchase agreements with Mesa Airlines, Chautauqua Airlines and Trans States Airlines. For purposes of Mainline statistical calculations and to provide better comparability between periods, Mainline statistics exclude revenue and expenses associated with US Airways’ capacity purchase arrangements with certain affiliated airlines and US Airways’ regional jet division, MidAtlantic Airways (MidAtlantic).

(2)	Percentage of aircraft seating capacity that is actually utilized (RPMs/ASMs).

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(3)	Passenger transportation revenue divided by RPMs.

(4)	Mainline passenger revenue excludes US Airways Express and MidAtlantic passenger revenue of $436 million and $750 million for the three and six months ended June 30, 2005, respectively, and $388 million and $691 million for the three and six months ended June 30, 2004, respectively.

(5)	Passenger transportation revenue divided by ASMs (a measure of unit revenue).

(6)	Mainline operating revenues divided by ASMs (a measure of unit revenue). Mainline operating revenues exclude US Airways Express and MidAtlantic operating revenues of $437 million and $753 million for the three and six months ended June 30, 2005, respectively, and $390 million and $694 million for the three and six months ended June 30, 2004, respectively.

(7)	Mainline operating expenses divided by mainline ASMs (a measure of unit cost). Mainline operating expenses exclude US Airways capacity purchases and MidAtlantic operating expenses of $432 million and $799 million for the three and six months ended June 30, 2005, respectively, and $351 million and $668 million for the three and six months ended June 30, 2004, respectively.

(8)	Includes fuel taxes and transportation charges and excludes service fees.

Liquidity and Capital Resources
      As of June 30, 2005, the Company’s Cash and cash equivalents totaled $557 million compared to $738 million as of December 31, 2004. The decline in cash is a result of continued net losses and aircraft debt and lease payments on aircraft essential to the Company’s business plan. The airline industry continues to be adversely effected by the historically high aircraft fuel prices and the continued downward pressure on domestic revenue.

ATSB Loan and Cash Collateral Agreement
      As part of its reorganization under the Prior Bankruptcy, US Airways received a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the ATSB in connection with a $1 billion term loan financing (ATSB Loan). US Airways is the primary obligor under the ATSB Loan, which is guaranteed by US Airways Group and each of its other domestic subsidiaries. In connection with the September 12, 2004 Chapter 11 filing, the ATSB and the lenders under the ATSB Loan agreed to authorize the Company to continue to use cash collateral securing the ATSB Loan on an interim basis. Therefore, the Company has access to the cash collateralizing the ATSB Loan as working capital, subject to certain on-going conditions and limitations. This interim agreement was approved by the Bankruptcy Court on September 13, 2004 as part of the first day motions, and was scheduled to expire on October 15, 2004. The Bankruptcy Court approved two subsequent agreements extending the Company’s ability to use the cash collateral, including an agreement approved on January 13, 2005 extending the Company’s use of cash collateral through June 30, 2005, subject to certain conditions and limitations. On June 23, 2005 and July 21, 2005, the Bankruptcy Court approved interim extensions to the Cash Collateral Agreement. The current interim agreement will expire on August 19, 2005 and will require US Airways Group, among other conditions, to maintain a weekly minimum unrestricted cash balance of $325 million. US Airways Group must also maintain and achieve certain cumulative earnings levels during the period, as defined in the agreement. Further, US Airways Group must comply with restrictions on its ability to make capital expenditures. In light of continued high fuel prices and downward pressure on its fares, there can be no assurance that the Company can continue to comply with the Cash Collateral Agreement, as extended.
      The ATSB Loan also contains covenants that limit, among other things, the Company’s ability to pay dividends, make additional corporate investments and acquisitions, enter into mergers and consolidations and modify certain concessions obtained as part of the Prior Bankruptcy. The ATSB Loan contains certain mandatory prepayment events including, among other things, (i) the occurrence of certain asset sales and the issuance of certain debt or equity securities and (ii) the decrease in value of the collateral pledged in respect of the ATSB Loan below specified coverage levels. During the six months ended June 30, 2005, the Company made approximately $10 million in prepayments on the ATSB Loan with proceeds received from asset sales.

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      As of June 30, 2005, $708 million was outstanding under the ATSB Loan. The ATSB Loan is reflected as a current liability on the accompanying balance sheet at a book value of $693 million, which is net of $15 million of unamortized discount, and is not subject to compromise. As of June 30, 2005, the Company’s $557 million in unrestricted cash and cash equivalents was available to support daily operations, subject to certain conditions and limitations under the Cash Collateral Agreement.
      The ATSB Loan bears interest as follows: (i) 90% of the ATSB Loan (Tranche A) was funded through a participating lender’s commercial paper conduit program and bears interest at a rate equal to the conduit provider’s weighted average cost related to the issuance of certain commercial paper notes and other short-term borrowings plus 0.30%, and (ii) 10% of the ATSB Loan (Tranche B) bears interest at LIBOR plus 4.0%. In addition, US Airways is charged an annual guarantee fee in respect of the ATSB guarantee currently equal to 4.2% of the ATSB’s guaranteed amount (initially $900 million) under the ATSB guarantee, with such guarantee fee increasing by ten basis points annually. Due to the Company’s September 2004 bankruptcy filing and subsequent loss of certain regional jet financing, the guarantee fee increased by 2% per annum and the interest rate on Tranche A and Tranche B each increased by an additional 2% and 4% per annum, respectively, for an effective increase in the interest rate on the loan balance of four percentage points.
      On July 22, 2005, the Company and America West announced that the ATSB has approved the proposed merger. America West also has a loan that is guaranteed by the ATSB, and the two companies have been in negotiations with the ATSB on the post-merger terms of both loans. Under the negotiated new loan terms, the two loans will continue to have separate repayment schedules and interest rates; however, the loans will be subject to similar repayments and mandatory amortization in the event of additional secured debt issuances, other than the proposed $125 million of convertible notes to be issued to GECAS by US Airways and the refinancing of America West’s existing convertible notes. US Airways must pay down the loan principal in an amount equal to the greater of (i) the first $125 million of proceeds from specified asset sales identified in connection with its Chapter 11 proceedings, whether completed before or after emergence and (ii) 60% of net proceeds from designated asset sales, provided that any such asset sales proceeds in excess of $275 million are to be applied pro rata across all maturities in accordance with the loan’s early amortization provisions. The current US Airways ATSB Loan agreement required repayment of 100% of all proceeds from any such asset sales. The guarantee fee on Tranche A of the US Airways ATSB Loan will be increased to 6.0%, from a current rate of 4.2% (before penalty interest assessed as a result of the current Chapter 11 proceedings) with annual increases of 10 basis points. The interest rate on Tranche A will not change. The interest rate on Tranche B will be increased to LIBOR plus 6.0% from a current rate of LIBOR plus 4.0% (before penalty interest). The negotiated terms also reschedule amortization payments for US Airways with semi-annual payments beginning on September 30, 2007, assuming repayment of proceeds from assets sales of $150 million, and continuing through September 30, 2010. The current loan’s final amortization is in October 2009. The new loan terms will require New US Airways Group to meet certain financial covenants, including minimum cash requirements and required minimum ratios of earnings before interest, taxes, depreciation, amortization and aircraft rent to fixed charges.

Merger Agreement and Investment Agreements
      On February 18, 2005, the Company announced that it reached an agreement with Eastshore Aviation, LLC, (Eastshore) an investment entity owned by Air Wisconsin Airlines Corporation and its shareholders (Air Wisconsin), on a $125 million financing commitment to provide equity funding for a plan of reorganization. The $125 million facility is in the form of a debtor in possession term loan. Through June 30, 2005, the Company has drawn $100 million under this facility, with $75 million drawn on March 1, 2005 and the first of two $25 million increments drawn on April 4, 2005. This loan is second only to the ATSB Loan with regard to the Company’s assets that are pledged as collateral. Upon emergence from Chapter 11 and completion of the merger, the $125 million financing package will convert to equity in New US Airways Group. The interest on the facility is LIBOR plus 6.5% as determined as of the draw date of each increment and reset quarterly thereafter. Interest is payable quarterly in arrears. As part of this agreement, US Airways and Air Wisconsin also entered into a regional jet services agreement under which Air Wisconsin may, but is not required to, provide regional jet service under a US Airways Express code share arrangement. On April 8,

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2005, Air Wisconsin notified the Company of its intention to deploy 70 regional jets, the maximum number provided for in the agreement, into the US Airways Express network. The investment agreement with Eastshore was subsequently amended by the May 19, 2005 investment agreement described below related to the merger with America West.
      On May 19, 2005, US Airways Group and America West entered into investment agreements with each of ACE Aviation Holdings Inc. (ACE), Eastshore, Par Investment Partners, L.P. (Par) and Peninsula Investment Partners, L.P. (Peninsula). The investment agreements provide that, upon the terms and subject to the conditions set forth in the applicable investment agreement, at the closing under the investment agreement (which is expected to occur simultaneously with the merger) US Airways Group will sell, and each of ACE, Eastshore, Par and Peninsula will purchase, shares of New US Airways Group common stock, at a price of $15.00 per share, for a total purchase price of $75 million, $125 million, $100 million and $50 million, respectively. Except for Eastshore, which will convert the principal owed to it pursuant to the existing debtor in possession facility described above in payment of the purchase price, the purchase price for such shares of New US Airways Group common stock is payable in cash.
      On May 27, 2005, US Airways Group and America West announced that certain investors under the management of Wellington Management Company, a Boston-based investment firm (Wellington) made a $150 million commitment to purchase approximately 9.1 million shares of New US Airways Group common stock at a price of $16.50 per share. On July 7, 2005, US Airways Group and America West announced that Tudor Proprietary Trading, L.L.C. and a group of investors for which Tudor Investment Corporation acts as investment adviser (collectively, Tudor) made a $65 million commitment to purchase approximately 3.9 million shares of New US Airways Group common stock at a price of $16.50 per share. Funding will occur along with other equity investments upon completion of the merger. The investment agreements with Wellington and Tudor contain terms substantially similar to the investment agreements previously entered into on May 19, 2005.
      Also on July 7, 2005, US Airways Group and America West entered into a letter agreement with each of the equity investors other than Tudor amending the May 19, 2005 merger agreement and the other investment agreements. The letter agreement provides for, among other things, (a) a change in the merger exchange ratio for the America West Holdings Class A and Class B common stock to give effect to the Wellington and Tudor investments; (b) allocation of additional shares of new common stock to the creditors of US Airways Group, stockholders of America West and Par as a result of the Wellington investment in the amounts of 545,454 shares, 261,818 shares and 101,818 shares, respectively; (c) the grant to each of the equity investors other than Tudor (who received a corresponding option under its investment agreement) the option to purchase, at $15.00 per share, additional shares of New US Airways Group common stock up to the number of additional shares of New US Airways Group common stock equal to that investors’ option amount as set forth in the letter agreement at $15.00 per share; and (d) clarification of certain provisions of the merger agreement, including with respect to the appointment of directors of New US Airways Group.
      In March 2005, US Airways announced a multi-part agreement with Republic Airways and its affiliate Wexford Capital, LLC, to sell certain assets, and to enter into an agreement whereby Republic/ Wexford could be an equity investor in the US Airways Group Chapter 11 restructuring. Since that time, the US Airways-America West merger has been announced, the US Airways business plan has changed, and other equity investors have committed to invest in the merged companies. Subsequently, US Airways notified Republic/ Wexford that it does not intend to request Republic/ Wexford to purchase the New US Airways Group common stock to be issued in connection with the reorganization and merger, per the agreement, but it does wish to proceed with the asset sale. Under the terms of the asset sale agreement, Republic will purchase or assume the leases of 28 Embraer 170 aircraft from US Airways, and will operate them in the US Airways network under a regional jet service agreement that has been negotiated and approved by the Bankruptcy Court. Other Embraer 170 assets, including a flight simulator, spare parts, and certain facilities to support the aircraft operations, are also part of the transaction. In addition, US Airways will sell, and then lease back from Republic, 113 commuter slots at Ronald Reagan Washington National Airport, and 24 commuter slots at New York LaGuardia Airport. US Airways has the right to repurchase the slots at a predetermined price.

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General Electric
      General Electric and its affiliates, referred to collectively as GE, is US Airways Group’s largest aircraft creditor, having financed or leased a substantial portion of US Airways Group’s aircraft prior to the current Chapter 11 filing. In addition, in November 2001, US Airways obtained a $404 million credit facility from GE (2001 GE Credit Facility), which was secured by collateral including 11 A320-family aircraft and 28 spare engines. Borrowings under the 2001 GE Credit Facility, as originally structured, bore interest at the rate of LIBOR plus 3.5%, and matured in 2012. As described below, the principal amount outstanding under the 2001 GE Credit Facility was substantially reduced in June 2005 and the 2001 GE Credit Facility was subsequently restructured in July 2005.
      In addition to the 2001 GE Credit Facility, GE has provided financing or guarantees on a significant number of US Airways Group’s operating aircraft, and also maintains the engines on US Airways Group’s B737-family aircraft, A320-family aircraft, B767 aircraft, EMB-170 aircraft and CRJ-200 aircraft. In connection with the Prior Bankruptcy, US Airways Group reached a settlement with GE that resolved substantially all aircraft, aircraft engine and loan-related issues, and provided US Airways Group with additional financing from GE in the form of a liquidity facility of up to $360 million (2003 GE Liquidity Facility) with an interest rate of LIBOR plus 4.25%. Most obligations of US Airways Group to GE are cross-defaulted to the 2001 GE Credit Facility, the 2003 GE Liquidity Facility, the GE regional jet leases and the GE regional jet mortgage financings. As described below, the 2003 GE Liquidity Facility was extinguished in June 2005.
      In November 2004, US Airways Group reached a comprehensive agreement with GE and its affiliates as described in a Master Memorandum of Understanding (the Master MOU) that was approved by the Bankruptcy Court on December 17, 2004. The Master MOU, together with the transactions contemplated by the term sheets attached to the Master MOU, provided US Airways Group with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services and operating leases for new regional jets, while preserving the vast majority of US Airways’ mainline fleet owned or otherwise financed by GE. The key terms of the Master MOU included:

•	agreements providing for continued use by US Airways Group of certain Airbus, Boeing and regional jet aircraft, and the return to GECC of certain other leased Airbus and Boeing aircraft;

•	a bridge facility of up to approximately $56 million for use by the Debtors during the pendency of the Chapter 11 proceedings (the Bridge Facility);

•	GE’s purchase and immediate leaseback to US Airways of: (a) 11 Airbus aircraft, 28 spare engines and the engine stands securing the 2001 GE Credit Facility, the 2003 GE Liquidity Facility and certain other GE obligations, and (b) ten regional jet aircraft currently debt financed by GECC;

•	a restructuring of the balance of the 2001 GE Credit Facility to provide additional liquidity, subject to the pledge of junior liens on four CRJ aircraft and a first lien on one spare engine to secure the restructured 2001 GE Credit Facility;

•	subject to US Airways Group’s satisfaction of certain financial tests and other conditions, financing for up to 31 additional regional jet aircraft;

•	the modification and assumption of certain of US Airways’ engine maintenance agreements with GE Engine Services; and

•	upon emergence from bankruptcy, the issuance of convertible notes of the reorganized US Airways to GECC in the aggregate principal amount of $125 million.
      In connection with the merger, US Airways Group and America West have renegotiated certain of their respective existing agreements, and entered into new agreements, with GE. These agreements are set forth in a comprehensive agreement with GE and certain of its affiliates in a Master Merger Memorandum of Understanding (the Merger MOU) that was approved by the Bankruptcy Court on June 23, 2005. In part, the Merger MOU modified and supplemented the agreements reached between US Airways Group and GE in the

A-2-26

Master MOU. As a result of the Master MOU, as modified, amended and supplemented by the Merger MOU, US Airways Group and GE have reached the agreements discussed below.
      Bridge Facility. The Bridge Facility entered into between US Airways Group and GE pursuant to the Master MOU on December 20, 2004 will continue in effect during the pendency of the Chapter 11 cases. The Bridge Facility provides for a loan in the amount of up to approximately $56 million, which has been drawn down by US Airways Group. The Bridge Facility bears interest at the rate of LIBOR plus 4.25%, matures on the date US Airways Group emerges from the Chapter 11 cases, and is payable in cash or, upon maturity, by issuance of a portion of the $125 million of convertible notes, as described below. The Bridge Facility is cross-collateralized and cross-defaulted with all other GE obligations owed by any of the Debtors to GE, and is entitled to administrative expense claim status in the Chapter 11 cases, with priority over all other administrative claims other than for aircraft financing, which are pari passu, and subordinate only to (i) the super-priority administrative expense claim of the lenders under the ATSB Loan, (ii) post-petition wages and benefits and (iii) any new money debtor in possession financing. As of June 30, 2005, the Company has drawn $56 million under the facility.
      Sale-Leaseback Transaction. Pursuant to the Master MOU, as amended and supplemented by the Merger MOU, US Airways sold all of the collateral securing the 2001 GE Credit Facility, the 2003 GE Liquidity Facility and certain of the GE Engine Services maintenance agreements, consisting of 11 Airbus aircraft and 28 spare engines, together with ten CRJ aircraft, to affiliates of GE for approximately $633 million, with US Airways immediately leasing back the aircraft and engines under agreed upon operating leases at market rates. The lease terms will commence upon the closing of the sale of each aircraft and spare engine, and will expire:

•	with respect to the Airbus aircraft, on either October 31, 2005, or if the Debtors emerge from the Chapter 11 cases prior to that date, on agreed upon dates, with six of the Airbus leases to expire by the end of 2005, without regard to the merger, and the balance expiring during 2017;

•	with respect to the CRJ aircraft, on the earlier of the Debtors’ emergence from the Chapter 11 cases and October 31, 2005, provided that US Airways has agreed to convert the leases for the CRJ aircraft into permanent long-term leases with only rent payable through October 31, 2005 (or a later date as the parties may agree) and return condition obligations being afforded administrative expense status in the Chapter 11 cases; and

•	as to the spare engines, on either of October 31, 2005, or, if the Debtors emerge from the Chapter 11 cases prior to that date, then, with respect to 14 CFM56-5B6 engines on agreed upon dates in 2015 (subject to the Debtors’ right to select one engine for early delivery in November 2005, and further subject to the Debtors’ right to swap the expiry date for each CFM56-5B6 lease with the expiry date for any other CFM56-5B6 lease), and with respect to the 14 CFM56-3B2 engines on agreed upon dates in 2010. The expiration of the lease terms with respect to the 14 CFM56-3B2 engines is subject to the Debtors’ right to terminate the lease for one CFM56-3B2 engine upon the scheduled lease expiration date for a related Boeing 737-300 aircraft, on the basis of one spare engine for every fifth Boeing 737-300 lease terminated, up to a maximum of five CFM56-3B2 engine leases, and subject further to the Debtors’ right to terminate any CFM56-3B2 lease upon not less than 60 days notice, provided that the Debtors pay GE an amount equal to the balance of the basic rent due under such lease, with a credit for any maintenance adjustment credit payable to the Debtors on account of the redelivery of the applicable engine.
      The sale-leaseback transactions were completed by June 30, 2005 with the proceeds applied to repay the 2003 GE Liquidity Facility, the mortgage financing associated with the CRJ aircraft and a portion of the 2001 GE Credit Facility. The operating leases will be cross-defaulted with all other GE obligations, other than excepted obligations, and will be subject to return conditions as agreed to by the parties.
      2001 GE Credit Facility. Following the application of proceeds realized as a result of the sale leaseback transactions described above, the remaining balance was approximately $7 million. The 2001 GE Credit Facility was restructured in July 2005 into an amended and restated 2001 GE credit agreement,

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pursuant to which US Airways borrowed an additional amount, which, together with remaining balance due on the 2001 GE Credit Facility following the sale-leaseback transactions, resulted in a total principal outstanding balance thereunder of approximately $28 million. The principal balance outstanding under the amended and restated 2001 GE Credit Facility bears interest at LIBOR plus 4.25%, and is repayable over eight quarters commencing September 2005, provided that if the merger occurs, amortization will commence in September 2006 with a final maturity in 2010. The amended and restated 2001 GE Credit Facility agreement is secured by a third lien on three CRJ-700 aircraft and a second lien on one CRJ-700 aircraft (in each case, subject to the inter-creditor agreements entered into by the senior lien holders and GE), and a first lien on one CF34 spare engine owned by US Airways, with the aggregate of any senior liens on the collateral not to exceed $62 million. GE will release its liens on the four CRJ aircraft in connection with the sale of all of the aircraft for a repayment on the loan of an agreed upon amount. Although the Company’s entry into the amended and restated 2001 GE Credit Facility agreement does not constitute an assumption of such agreement, US Airways is required to reinstate the amended and restated 2001 GE credit facility agreement and related guaranty by US Airways Group in connection with the Debtors’ emergence from the Chapter 11 cases.
      Convertible Notes. Pursuant to the Master MOU, US Airways Group agreed that upon its emergence from the Chapter 11 cases, as partial consideration for entering into the Master MOU, an affiliate of GECC will receive convertible notes of the reorganized US Airways in the aggregate principal amount of $125 million. The convertible notes will be convertible at any time, at the holders’ election, into shares of common stock of New US Airways Group at a conversion price equal to the product of (x) 140%-150% (at US Airways’ option) and (y) the average closing price of New US Airways Group common stock for the sixty consecutive trading days following emergence from bankruptcy and the listing of New US Airways Group common stock on Nasdaq or a national stock exchange. The convertible notes will bear interest at a rate to be determined no later than thirty days prior to the Debtors’ scheduled date of emergence from bankruptcy and interest will be payable semi-annually, in arrears, and will mature in 2020. US Airways will be permitted to redeem some or all of the convertible notes at any time on or after the fifth anniversary of the issuance of the notes, at a redemption price payable in cash or, subject to certain conditions, New US Airways Group common stock. Holders of the convertible notes may require US Airways to repurchase all or a portion of their convertible notes on the fifth and tenth anniversary of the issuance of the notes at 100% of the principal amount of the convertible notes, plus accrued and unpaid interest to the date of repurchase, payable, at US Airways’ election, in cash or New US Airways Group common stock. The convertible notes will be senior unsecured obligations and will rank equally in right of payment with all existing and future unsecured senior obligations of the reorganized US Airways. The convertible notes will be guaranteed by New US Airways Group, the parent holding company of the reorganized US Airways.
Aircraft Financing
      The Company has reached agreements with certain of its lessors and lenders restructuring existing aircraft lease and debt financings. In November 2004, the Bankruptcy Court approved the Company’s agreements for the continued use and operation of substantially all of its mainline and Express fleet. Under the terms of the Master MOU, as amended by Merger MOU entered into in connection with the merger, the Company reached a comprehensive agreement with GECAS and GEES on aircraft leasing and financing and engine services, which provides the Company with short-term liquidity, reduced debt, lower aircraft ownership costs, enhanced engine maintenance services, and operating leases for new regional jets.
      Aircraft Transactions. The Master MOU contemplated a series of transactions intended to provide the Debtors with additional liquidity and lower aircraft ownership costs. Pursuant to the Merger MOU, certain of these transactions were modified, with the parties also reaching new agreements regarding the restructuring of lease payments relative to certain aircraft and the early redelivery of additional aircraft. Under the Master MOU, as modified and supplemented by the Merger MOU, the parties reached the agreements discussed below relative to aircraft.
      With respect to certain B737-300, B757 and B737-400 aircraft, US Airways Group agreed, pursuant to the Master MOU and applicable Section 1110 agreements, to pay and perform all of its obligations under the

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applicable leases for those aircraft during the pendency of the Chapter 11 cases, with a “true-up” payment to be made with respect to the B737-300 and B757 aircraft for accrued rent owing on June 30, 2005, at an assumed lease rental rate per aircraft, pro-rated for partial months. From and after the Debtors’ emergence from bankruptcy, the average monthly rent on the B737-300, B757 and B737-400 aircraft will be at reduced rates per month, provided that US Airways Group can further reduce the postpetition rent for the B737-400 aircraft by either paying GE cash or issuing the convertible notes of the reorganized US Airways in an agreed upon amount. Under the Merger MOU, GE has agreed that, following the “true-up” payment being made, as determined as of June 30, 2005, with respect to the B737-300 and B757 aircraft, the rent payments due on the B737-300, B757 and B737-400 aircraft will be adjusted to the agreed upon reduced rates effective as of July 1, 2005, even though the Debtors have not yet emerged from bankruptcy, and, with respect to the B737-400 aircraft, without the agreed upon cash payment or the issuance of the required amount of convertible notes. Each of the leases for these Boeing aircraft, as modified, will be assumed by the Debtors, provided that, if the Debtors fail to emerge from bankruptcy, only rent, return conditions and deferred rent (being the difference between current contractual rentals and the amended lease rentals) payable through the later of October 31, 2005 or the return of the aircraft will be entitled to administrative expense status, with all other claims under those leases, including rejection damages, being unsecured pre-petition claims. In the event that US Airways Group fails to complete the merger, the terms for the Boeing leases, including the rental rates, return conditions and expiry dates, will revert to their original terms (with the Debtors receiving credit for all previously paid rent), subject to administrative expense status, as set forth above, and US Airways Group will again have the benefit of the provisions of the Master MOU in respect of the Boeing aircraft.
      With respect to 23 CRJ-200 aircraft, GE agreed to restructure the timing of the rental payments under the leases applicable to the aircraft to reduce the quarterly rent payments for a period of 30 months following the Debtors’ emergence from bankruptcy. The amount of the rent reductions will be deferred and added to the rents payable under the applicable leases over the 24 month period immediately following the 30 month deferral, so that the lessors’ lease economics are maintained. Fourteen of the leases for the CRJ-200 aircraft will also be extended for an additional three months.
      Under the Master MOU, the Debtors agreed to enter into short-term leases with respect to 16 CRJ aircraft, consisting of nine CRJ-200 aircraft and seven CRJ-700 aircraft, with those leases to be converted to long-term leases in connection with the Debtors’ emergence from the Chapter 11 cases. Pursuant to the Merger MOU, the Debtors agreed to enter into the contemplated long-term leases with those leases being postpetition agreements, subject to administrative expense status only for (i) rent payable through the later of October 31, 2005 and the return of the aircraft and (ii) return conditions, with all other claims under such leases, including rejection damages, being unsecured prepetition claims.
      Pursuant to the Master MOU, US Airways Group agreed to modify the expiry dates for the leases relative to ten A319/ A320 aircraft in order to provide for the early redelivery of the associated aircraft to GE, and also agreed to modify the expiry dates of the single investor documentation relating to certain Boeing aircraft, with redelivery conditions to be agreed upon. GE agreed to waive cross-default provisions and consent to the foreclosure of its interest in five B737-400 aircraft without any resulting claims in order to facilitate the Debtors’ restructuring of the lease financing with respect to the aircraft with SNECMA, which restructuring occurred in February 2005. As a result of the Merger MOU, in addition to the ten A319/A320 aircraft referred to above, US Airways Group agreed on the terms and conditions for the early return of 41 aircraft and up to six spare engines, with related return condition concessions to facilitate these redeliveries, all as follows:

•	With respect to six A319/320 aircraft that are subject to the sale-leaseback transaction, and one B737-300 aircraft, the applicable leases will be amended to modify the expiry dates under the leases to provide for their early termination and return of the subject aircraft to GE during the last six months of 2005. The amendments to the applicable leases and the early return of the aircraft will be effectuated without regard to the completion of the merger or the occurrence of an event of default.

•	The leases for five B737-300s currently operated by the Debtors will be amended to provide for their termination, and attendant early redelivery of the subject aircraft between July 2005 and

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October 31, 2005, provided that, as of the date of each such termination and redelivery, no event of default has occurred and is continuing and there has been no public announcement by US Airways Group or America West, any SEC filing or any governmental authority pronouncement, which evidences that any significant term or condition of the merger will not be complied with or that an applicable milestone as provided for in the Merger MOU will not be met.

•	Leases in respect of an additional 29 Boeing aircraft from US Airways Group’s fleet will be amended to modify the expiry dates under the leases so as to provide for their early termination and accompanying early return of the subject aircraft to GE between 2005 and 2009, subject to completion of the merger. With respect to 11 of the Boeing aircraft, however, which will be scheduled for removal from service during 2009 pursuant to the applicable amended leases, US Airways Group will grant GE an option exercisable on or before October 31, 2006 to further modify the expiry dates of those leases to provide for the removal of those aircraft during an earlier period, from July 2007 through July 2008, unless US Airways Group has, as of September 30, 2006, achieved an agreed upon corporate credit rating or satisfied certain financial covenant tests.

•	In connection with the removal of the above-referenced Boeing aircraft from US Airways Group’s fleet, US Airways Group will be permitted to terminate an agreed upon number of the spare engine leases entered into by the Debtors pursuant to the sale-leaseback transaction, from time to time, as and when an agreed upon number of those aircraft have been redelivered to GE.

•	To facilitate the early redelivery of the Airbus aircraft from US Airways Group’s fleet, GE has agreed to grant certain return condition concessions relative to such aircraft. Prior to the Debtors’ emergence from the Chapter 11 cases, GE and US Airways Group have agreed to net (a) any redelivery payment obligations payable by GE to the Debtors against (b) any redelivery payment obligations payable by the Debtors to GE relative to redelivered aircraft, and to the extent that any net balance is owing to the Debtors by GE, the balance will be payable to the Debtors upon US Airways Group’s emergence from the Chapter 11 cases.

      Under the Master MOU, US Airways Group and GE reached an agreement with respect to five engine repair and maintenance agreements, and certain other matters. This agreement included, among other things, the agreement of US Airways Group to assume three of the agreements, subject to a limitation on possible administrative expense claims, and also provided for GE’s agreement to:

•	forgive and release US Airways from certain prepetition obligations;

•	defer certain payment obligations arising under these agreements;

•	extend one maintenance agreement;

•	continue certain existing deferrals; and

•	determine the treatment of certain removal charges.
      Pursuant to the Merger MOU, US Airways Group and GE further agreed, among other things, to:

•	forgive certain removal charges relative to CFM56-3 engines, in addition to those removal charges to be forgiven pursuant to the Master MOU;

•	provide US Airways with the right to remove certain CFM56-3 engines otherwise subject to agreements with GE Engine Services, with all removal credits owing to the Debtors in connection with those agreements to be applied against outstanding amounts otherwise owing to GE Engine Services by the Debtors under the term note issued to GE Engine Services pursuant to the Master MOU;

•	modify the Debtors’ obligations with respect to deferred obligations (as defined in the Master MOU) to provide that those obligations will be payable in two installments, due on each of June 30, 2005 and September 30, 2005;

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•	extend the term of the CFM56-5 engine maintenance agreement with GE Engine Services, with the Debtors waiving certain conversion rights; and

•	modify the CFM56-3 engine maintenance agreement to provide for an agreement upon minimum monthly payments on account of accrued engine flight hours.
      In consideration of the foregoing, US Airways Group agreed, among other things, on:

•	a last right of offer for GE Engine Services with respect to any follow-on engine maintenance agreement for the Debtors’ CF6-80C2 fleet;

•	certain arrangements relative to engine selection in the event US Airways Group elects to assume an existing A320 aircraft purchase agreement between Airbus and US Airways Group upon its emergence from the Chapter 11 cases; and

•	certain arrangements relative to engine selection in the event New US Airways Group, following the merger, proceeds to take delivery of certain A350 aircraft from Airbus.
      Regional Jet Financing. Pursuant to the Master MOU, GE agreed to provide lease financing for up to 31 regional jet aircraft, to consist of 70- to 100-seat regional jet aircraft in a mix and on terms to be agreed to between US Airways Group and GE. During the first quarter of 2005, GE provided lease financing for six CRJ-700 aircraft, with terms expiring on the earlier of the Debtors’ emergence from bankruptcy and June 30, 2005. Under the terms and conditions of the Merger MOU, US Airways Group and GE have agreed to convert the leases for the six CRJ aircraft into long-term leases with the long-term leases being post-petition agreements, subject to a limitation on administrative expense status to rent payable through October 31, 2005 (or a later date agreed to by the parties) and return condition obligations. The Merger MOU also eliminates any further obligation on GE to provide regional jet financing directly to US Airways Group, but GE has agreed to provide single investor or operating leases to third-party carriers meeting financial tests and otherwise acceptable to GE for ten EMB-170/190/195 aircraft delivering between 2007 and 2008, on a schedule and terms to be agreed on by the parties, and subject to manufacturer support. GE will also provide single investor or operating lease financing to Republic Airways for three EMB-170 aircraft that are currently committed to be delivered to the Debtors, subject to manufacturer support and other terms and conditions acceptable to GE. Finally, to facilitate a transaction agreed to between US Airways Group and Republic Airways, GE will also consent to the assignment to Republic Airways of up to 15 EMB-170 leases, subject to manufacturer support and other conditions acceptable to GE.
      In December 2004, US Airways Group reached aircraft leasing and financing agreements with Embraer and Bombardier, which were approved by the Bankruptcy Court in January 2005. Pursuant to the agreement reached with Embraer, US Airways Group purchased and took delivery of three EMB-170 aircraft in January 2005 and undertook to purchase and take delivery of three additional EMB-170 aircraft by March 31, 2005. The purchase of the three EMB-170s delivered in January 2005 was financed by Embraer through a mortgage loan facility and the application of $17 million of existing purchase deposits held by Embraer. As discussed below, US Airways Group did not take delivery of the second three aircraft in March 2005. Additionally, approximately $12 million of purchase deposits held by Embraer will be used to fund an Embraer loan reserve. Embraer will apply the reserve funds in the amounts and on the dates as and when payments are due under the Embraer loans during the period from October 1, 2004 through July 31, 2005 in full satisfaction of US Airways Group’s payment obligations with respect to those Embraer loans during that period. Upon delivery of the first three EMB-170s, which occurred in January 2005, unless US Airways Group assumes the Embraer aircraft purchase agreement pursuant to Section 365 of the bankruptcy code, no further obligations arise on the part of US Airways Group or Embraer with respect to the purchase and delivery of any aircraft, other than those obligations that arise from or are related to the purchase and delivery of the final three EMB-170s originally scheduled for March 2005. Embraer and US Airways Group have agreed to negotiate a new delivery schedule upon US Airways Group’s assumption of the Embraer aircraft purchase agreement.
      Due to US Airways Group’s failure to take delivery by March 31, 2005 of the remaining three EMB-170 aircraft, damages accrue from and after April 1, 2005 until the delivery of the aircraft at the rate of $162,795 per month per aircraft. If the aircraft are not delivered by July 31, 2005, Embraer’s obligation to

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deliver these aircraft will terminate and its damages with respect to the undelivered aircraft may be as much as $10 million for all three aircraft, rather than at the rate of $162,795 per month per aircraft, with Embraer having the right to apply any remaining purchase deposits against Embraer’s aggregate damages. US Airways Group is currently working to arrange financing for these aircraft, and anticipates that GE’s commitment to finance the aircraft, as discussed above, will be realized, but recorded a charge of $2 million in the first quarter of 2005, which is included in Reorganization items in the Consolidated Statement of Operations, associated with penalties expected to be incurred. As described above, under the terms of the Merger MOU, the Company intends to assign the delivery of the three remaining aircraft deliveries to Republic with leases to be provided by GECC. The Company has agreed with Embraer to extend the July 31, 2005 deadline, but will incur an additional penalty in connection with this extension.
      Under the agreement reached with Bombardier, US Airways Group acquired three new CRJ-700 aircraft in January 2005. The purchase was financed through the application of $28 million of existing purchase deposits held by Bombardier, $2 million in cash and a financed lease facility with DVB Bank AG. Additionally, $4 million of existing purchase deposits held by Bombardier were used to satisfy existing defaults and cure payments. So long as US Airways Group continues to operate under the protection of Chapter 11 in compliance with the Bankruptcy Code, no obligations will arise on the part of US Airways Group or Bombardier with respect to the purchase and delivery of any aircraft.
      As of June 30, 2005, regional jet aircraft manufacturers held purchase deposits of $22 million related to the acquisition of aircraft.
Airbus
      As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order scheduled for delivery in the years 2007 through 2009. US Airways Group also had ten A330-200 aircraft on firm order scheduled for delivery in the years 2007 through 2009. On February 3, 2005, the Bankruptcy Court approved US Airways Group’s agreement with ASVA S.A.R.L., an affiliate of Airbus Industrie (Airbus), providing for, among other things, delivery of the 19 A320-family aircraft in years 2008 through 2010, and delivery of the ten A330-200 aircraft in years 2008 through 2009.
      In connection with the merger, US Airways Group and America West entered into a Memorandum of Understanding with Airbus (the Airbus MOU) that includes, among other things:

•	adjustments to the delivery schedules for the narrow-body and wide-body aircraft, and an agreement by US Airways Group to assume the related purchase agreements in connection with its emergence from Chapter 11;

•	a new order for 20 A350 wide-body aircraft, subject to US Airways Group’s right to convert up to ten A350 orders to A330 orders, and a backstop financing commitment by Airbus with respect to a substantial number of the A350 aircraft;

•	elimination of cancellation penalties on US Airways Group’s existing order for ten A330-200 aircraft, provided that New US Airways Group has met certain predelivery payment obligations under the A350 order; and

•	a term loan of up to $250 million, of which $213 million can be used for general corporate purposes.
      As of June 30, 2005, Airbus held purchase deposits related to US Airways Group’s order for ten A330-200’s, which, under the Airbus MOU, will be applied in part as a non-refundable restructuring fee on account of the agreements reached relating to the A330-200’s, and in part as purchase deposits on account of the A350 orders and the rescheduled A330-200 orders.
Statement of Cash Flows Narrative
      For the first six months of 2005, the Company’s operating activities before reorganization items used net cash of $23 million, compared to operating activities for the six months ended June 30, 2004 which provided

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cash of $188 million. Cash flows for 2005 were adversely affected by the same factors that affected financial results, including continued reductions in unit revenue and significant increases in fuel prices. Operating cash flows during the six months ended June 30, 2005 included the use of $42 million for reorganization items, including $28 million of severance and benefit payments.
      For the first six months of 2005, net cash used for investing activities was $202 million due primarily to the increase in restricted cash of $167 million. The increase in restricted cash reflects additional collateral deposits related to the Company’s third-party credit card processors. The Company, in the ordinary course of business, withholds from employees and collects from passengers funds that are required to be paid to applicable governmental authorities, which include withholding for payroll taxes, transportation excise taxes, passenger facility charges, transportation security charges and other related fees, and has established trust accounts to fund these obligations. Net cash flows from investing activities in the six months ended June 30, 2005 also includes $43 million in capital expenditures, primarily related to the acquisition of new regional jets.
      For the first six months of 2004, investing activities included net cash outflows of $38 million related to capital expenditures and net equipment purchase deposit activity. This amount reflects the early return of aircraft purchase deposits by an aircraft manufacturer of $31 million. The increase in short-term investments reflects a shift in the investment portfolio. The increase in restricted cash during both periods reflects additional collateral deposits related to the Company’s third-party credit card processor, letters of credit and trust accounts.
      Net cash provided by financing activities during the six months ended June 30, 2005 was $86 million. Principal payments on debt and capital lease obligations of $82 million include $10 million in prepayments on the ATSB Loan with proceeds from sales of assets. The Company has drawn $100 million under the debtor in possession loan provided by Eastshore. Net cash used for financing activities during the six months ended June 30, 2004 was $277 million. Principal payments on long-term debt and capital lease obligations of $319 million include the $250 million prepayment made in connection with the ATSB Loan amendment in March 2004.
      During the six months ended June 30, 2005, as a result of the non-cash sale-leaseback of assets securing the 2003 GE Liquidity Facility, the 2001 GE Credit Facility and other mortgage-debt financed regional aircraft under the Merger MOU, the Company recorded a reduction to flight equipment, net of $517 million and a reduction to debt of $624 million.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
      Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of the Company’s control. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, can be unpredictable. Because the operations of the Company are dependent upon aviation fuel, significant increases in aviation fuel costs materially and adversely affect the Company’s liquidity, results of operations and financial condition. Given forecasted fuel consumption of approximately 1.14 billion gallons per year for US Airways Group, a one cent per gallon increase in fuel price results in a $1 million per month increase in expense.
      The Company has utilized financial derivatives, including fixed price swap agreements, collar structures and other similar instruments to manage some of the risk associated with changes in aviation fuel prices. As of June 30, 2005, the Company had no open fuel hedge positions in place. The Company previously liquidated hedges representing approximately 4% of its 2005 anticipated fuel requirements and recognized a $11 million reduction to fuel expense for the six months ended June 30, 2005. The Company will continue to recognize a $2 million reduction to expense per month through December 2005. The Company had $11 million of unrealized gains related to fuel hedge positions recorded in Accumulated other comprehensive income, net of income tax effect, on its Balance Sheet at June 30, 2005.

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      There have been no other material changes to the Company’s disclosures related to certain market risks as reported under Part II, Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

Item 4.	Controls and Procedures
Disclosure Controls and Procedures
      The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. An evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2005. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as of such date.
Changes in Internal Control over Financial Reporting
      There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2005 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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Part II. Other Information

Item 1.	Legal Proceedings
      On September 12, 2004, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Case Nos. 04-13819-SSM through 03-13823-SSM). Each of the Debtors continues to operate its business and manage its property as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. As a result of the current Chapter 11 filing, attempts to collect, secure or enforce remedies with respect to prepetition claims against the Debtors are subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code.
      On February 26, 2004, a company called I.A.P. Intermodal, L.L.C. filed suit against US Airways Group and its wholly owned airline subsidiaries in the United States District Court for the Eastern District of Texas alleging that the defendants’ computer scheduling system infringes upon three patents held by plaintiffs, all of which patents are entitled, “Method to Schedule a Vehicle in Real-Time to Transport Freight and Passengers.” Plaintiff seeks various injunctive relief as well as costs, fees and treble damages. US Airways Group and its subsidiaries were formally served with the complaint on June 21, 2004. US Airways Group is unable to ascertain at this time the likelihood or potential scale of liability. On the same date, the same plaintiff filed what US Airways Group believes to be substantially similar cases against nine other major airlines, including British Airways, Northwest Airlines Corporation, Korean Airlines Co., Ltd., Deutsche Lufthansa AG, Air France, Air Canada, Singapore Airlines Ltd., Delta Air Lines and Continental Airlines, Inc., and had filed a suit against the parent company of American Airlines in December 2003. This action was stayed as to US Airways Group and its wholly owned subsidiaries as a result of the bankruptcy filing on September 12, 2004.
      The Port Authority of New York and New Jersey filed a proof of claim against US Airways in the Prior Bankruptcy. The claim was in the amount of $8.5 million and it alleged environmental contamination and building deficiencies at LaGuardia Airport. US Airways’s liability and defenses to this liability were unaffected by the Prior Bankruptcy. In connection with the current bankruptcy, the Port Authority filed a proof of claim in the amount of approximately $24 million again alleging environmental contamination and building deficiencies at LaGuardia Airport, of which approximately $2 million is related to alleged environmental contamination.
      On January 7, 2003, the IRS issued a notice of proposed adjustment to US Airways Group proposing to disallow $573 million of capital losses that US Airways Group sustained in the tax year 1999 on the sale of stock of USLM Corporation, referred to as the USLM matter. On February 5, 2003, the IRS filed a proof of claim with the Bankruptcy Court in connection with the Prior Bankruptcy asserting the following claims against US Airways with respect to the USLM matter: (1) secured claims for U.S. federal income tax and interest of $1 million; (2) unsecured priority claims for U.S. federal income tax of $68 million and interest of $14 million; and (3) an unsecured general claim for penalties of $25 million. On May 8, 2003, US Airways Group reached a tentative agreement with the IRS on the amount of U.S. federal income taxes, interest and penalties due subject to final approval from the Joint Committee on Taxation. By a letter dated September 11, 2003, US Airways Group was notified that the Joint Committee on Taxation had accepted the tentative agreement with the IRS, including a settlement of all federal income taxes through the end of 2002. Due to the bankruptcy filing on September 12, 2004, which suspended payment of prepetition liabilities, final payment terms under the agreement have not been submitted to the Bankruptcy Court for approval. The IRS has submitted a proof of claim relating to the USLM matter in the present bankruptcy in the amount of approximately $31 million.
      Williard, Inc., together with the joint venture of Williard, Inc. and Len Parker Associates, was awarded construction contracts with US Airways for work to be performed at the Philadelphia International Airport. On May 29, 2002, US Airways terminated the largest contract between the parties. Williard, Inc. and the joint venture sued US Airways in Pennsylvania state court for over $14 million in damages representing termination costs and lost profits, along with other alleged contractual damage claims. Subsequently, Limbach Company, L.L.C. alleged that it purchased the claims of Williard, Inc. After a trial, the Bankruptcy Court, on

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June 7, 2004, determined the value of the Limbach Company and the joint venture claims to be approximately $3 million. Limbach Company and the joint venture are challenging on appeal various rulings of the Bankruptcy Court, including the amount of the claim and its status as an unsecured claim. US Airways has also filed an appeal. Limbach Company and the joint venture have filed an action in state court against the City of Philadelphia and the Philadelphia Authority for Industrial Development and received permission to include US Airways as a co-defendant, provided that Limbach Company and the joint venture did not make any claims against US Airways in that action. In the lawsuit against the City of Philadelphia and the Philadelphia Authority for Industrial Development, Limbach Company and the joint venture are seeking the same sums as in their earlier lawsuit and proofs of claim against US Airways, but this time under the equitable theories of third-party beneficiary, quantum meruit and constructive trust. The court in the Philadelphia action dismissed US Airways from the lawsuit and dismissed the third-party beneficiary claims against the City of Philadelphia and the Philadelphia Authority for Industrial Development. These rulings are subject to appeal at a later date. On May 21, 2004, the City of Philadelphia and the Philadelphia Authority for Industrial Development filed a Motion for Summary Judgment seeking dismissal of the lawsuit. In July 2005, the Court granted the Motion for Summary Judgment. Limbach and the joint venture have appealed that decision. Should Limbach Company and/or the joint venture recover in the Philadelphia action against the City of Philadelphia and the Philadelphia Authority for Industrial Development, that award would be paid at 100 cents on the dollar. US Airways may have an obligation to indemnify the City of Philadelphia and the Philadelphia Authority for Industrial Development under its agreements related to the airport development, which US Airways assumed as part of the Prior Bankruptcy. Therefore, any recovery by Limbach Company and/or the joint venture against the City of Philadelphia and the Philadelphia Authority for Industrial Development could result in an indemnification claim that US Airways may have to pay at full value. Proceedings in the Bankruptcy Court related to the claims in the Prior Bankruptcy were stayed by the bankruptcy filing on September 12, 2004.
      US Airways Group and US Airways have been named as defendants in two lawsuits filed in federal district court for the Eastern District of Michigan. Delta Air Lines is also named as a defendant in both actions, while Northwest Airlines and the Airlines Reporting Corporation were sued separately in a third action. The complaints were filed on behalf of a class of airline passengers who originated or terminated their trips at the defendant carriers’ respective hubs. These passengers allege that they paid excessive fares due to the respective airlines’ enforcement of ticketing rules that prohibit the use of a connecting segment coupon that is part of a through-fare ticket where the passenger does not fly or intend to fly the entire ticketed itinerary. Plaintiffs allege monopolization and restraint of trade in violation of federal antitrust laws. They seek recovery of treble damages from all named defendants in the amount of $390 million and an injunction prohibiting future enforcement of the rules at issue. On May 16, 2002, the court denied the defendant airlines’ Motion for Summary Judgment and granted the plaintiffs’ Motion for Class Certification in each of the cases. On May 31, 2002, US Airways Group and US Airways filed a petition with the United States Court of Appeals for the Sixth Circuit seeking a discretionary review of the certification order. On November 21, 2002, the petition for permission to appeal the class certification decision was denied. On December 4, 2002, Delta Air Lines and Northwest Airlines filed a rehearing petition seeking en banc review of the initial Sixth Circuit denial. On February 24, 2003, Northwest Airlines’ and Delta Air Lines’ petition for rehearing en banc was denied. Notwithstanding the district court’s denial of summary judgment and the petition, US Airways Group and US Airways believe the claims are without merit and intend to pursue a vigorous defense. The automatic stay under Section 362(a) of the Bankruptcy Code was lifted when US Airways Group emerged from bankruptcy on March 31, 2003, but the action was subsequently stayed once more as a result of the Debtors’ bankruptcy filing on September 12, 2004. On April 29, 2005, Northwest Airlines and Delta Air Lines filed a renewed motion for summary judgment on all counts. That motion is now pending.
      On September 29, 2000, US Airways intervened in a proceeding that was originally brought on January 26, 1998, by the Pennsylvania Department of Environment Protection against Allegheny County, Pennsylvania, and the Allegheny County Aviation Administration alleging that a variety of airfield and aircraft de-icing activities at Pittsburgh International Airport violated the requirements of (a) a 1994 Consent Order and Adjudication issued to Allegheny County and air carrier tenants at the Pittsburgh International Airport,

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(b) the Pittsburgh International Airport’s National Pollutant Discharge Elimination System Permit, and (c) the Pennsylvania Clean Streams Law. The action was brought before the Pennsylvania Environmental Hearing Board. During March 2001, the Environmental Hearing Board approved Allegheny County’s Motion to Withdraw the Appeal without Prejudice, thereby terminating the appeal. However, during the course of settlement discussions leading to the termination of the appeal, the Pennsylvania Department of Environment Protection advised Allegheny County and US Airways that the Department of Environment Protection will require additional measures to be taken to control de-icing materials at the Pittsburgh International Airport, and will assess a civil penalty against Allegheny County and US Airways for the alleged violations described above. The Allegheny County Aviation Administration, US Airways and the Pennsylvania Department of Environment Protection have continued to work together with the goal of fashioning an ultimate resolution to the de-icing issues. The Company does not believe that the settlement of this matter will have a material adverse effect on its financial condition, results of operations or liquidity.

Item 3.	Defaults Upon Senior Securities
      (a)     The initiation of the Chapter 11 proceedings constituted a default under the agreements governing the Company’s debt and lease obligations incurred prior to the Petition Date.
      (b)     Dividends on Class B Preferred Stock held by the Retirement Systems of Alabama Holdings, LLC aggregating $6 million as of June 30, 2005 have not been paid as a result of the Chapter 11 proceedings and in accordance with the ATSB Loan.
Item 6. Exhibits

Designation	Description

2.1	Agreement and Plan of Merger, dated May 19, 2005, among US Airways Group, Inc., America West Holdings Corporation and Barbell Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
2.2	Letter Agreement, dated July 7, 2005, among US Airways Group, Inc., America West Holdings Corporation, Barbell Acquisition Corp., ACE Aviation Holdings, Par Investment Partners, L.P., Peninsula Investment Partners, L.P., Eastshore Aviation, LLC, and Wellington Management Company, LLP on behalf of certain investors for whom it acts as an investment adviser (incorporated by reference to Exhibit 10.2 to US Airways Group’s Current Report on Form 8-K filed July 13, 2005)
10.1	Investment Agreement, dated May 19, 2005, among Eastshore Aviation, LLC, America West Holdings Corporation and U.S. Airways Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.2	Investment Agreement, dated May 19, 2005, among Par Investment Partners, L.P., America West Holdings Corporation and U.S. Airways Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.3	Investment Agreement, dated May 19, 2005, among Peninsula Investment Partners, L.P., America West Holdings Corporation and U.S. Airways Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.4	Investment Agreement, dated May 19, 2005, among ACE Aviation Holdings, America West Holdings Corporation and U.S. Airways Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)
10.5	Voting Agreement, dated May 19, 2005, among TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P. and U.S. Airways Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

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Designation	Description

10.6	Investment Agreement, dated May 27, 2005, among Wellington Management Company, LLP, America West Holdings Corporation and U.S. Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on June 2, 2005)
10.7	Amendment No. 5 dated December 28, 2004 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.6 to US Airways Group’s Registration Statement on Form S-4 filed June 28, 2005)
10.8	Amendment No. 1 dated as of May 19, 2005 to Junior Secured Debtor-in-Possession Credit Facility Agreement dated as of February 18, 2005 among US Airways, Inc., as Debtor and Debtor-in-Possession under Chapter 11 of the Bankruptcy Code as Borrower, US Airways Group, Inc., PSA Airlines, Inc. and Material Services, Inc. Debtors and Debtors-in-Possession under Chapter 11 of the Bankruptcy Code as Guarantors, and Eastshore Aviation, L.L.C., as Lender (incorporated by reference to Exhibit 10.105 to US Airways Group’s Registration Statement on Form S-4 filed June 28, 2005)
10.9	Master Merger Memorandum of Understanding, dated as of June 13, 2005, among US Airways, Inc., US Airways Group, Inc. America West Holdings, Inc., America West Airlines, Inc. General Electric Capital Corporation acting through its agent, GE Commercial Aviation Services, L.L.C., and General Electric Company/GE Transport Component (incorporated by reference to Exhibit 10.2 to the Form 10-Q of America West Holdings Corporation for the quarter ended June 30, 2005) (portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC)
10.10	Investment Agreement, dated July 7, 2005, among Tudor Proprietary Trading, L.L.C. and certain investors listed on Schedule 1 thereto for which Tudor Investment Corp. acts as investment adviser, U.S. Airways Group, Inc. and America West Holdings Corporation (incorporated by reference to Exhibit 10.1 to US Airways Group’s Current Report on Form 8-K filed July 13, 2005)
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002)
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002)
32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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Signature
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

US Airways Group, Inc. (Registrant)

Date: August 1, 2005	By: /s/ Anita P. Beier Anita P. Beier Senior Vice President — Finance and Controller (Chief Accounting Officer)

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ANNEX B-1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1-12649
America West Holdings Corporation
(Exact name of registrant as specified in its charter)

Delaware	86-0847214
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
111 West Rio Salado Parkway	(480) 693-0800
Tempe, Arizona 85281 (Address of principal executive offices)	(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered:

Class B Common Stock, $.01 par value	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
COMMISSION FILE NUMBER 0-12337
America West Airlines, Inc.
(Exact name of registrant as specified in its charter)

Delaware	86-0418245
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4000 E. Sky Harbor Boulevard	(480) 693-0800
Phoenix, Arizona 85034-3899	(Registrant’s telephone number, including area code)
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)
     Indicate by check mark whether each of the registrants: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑        No ☐
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of each of the registrants’ knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☑
     Indicate by check mark whether the registrants are accelerated filers (as defined in Exchange Act Rule 12b-2)
     America West Holdings Corporation    Yes ☑        No ☐
     America West Airlines, Inc.    Yes ☐        No ☑
     As of June 30, 2004, there were 35,204,800 shares of America West Holdings Corporation Class B common stock, $.01 par value issued and outstanding. As of such date, based on the closing sales price as quoted by the New York Stock Exchange, 35,029,271 shares of Class B common stock, having an aggregate market value of approximately $318,065,781 were held by non-affiliates. For purposes of the above statement only, all directors and executive officers of the registrants are assumed to be affiliates. As of June 30, 2004, all outstanding equity securities of America West Airlines, Inc. were owned by America West Holdings Corporation.
     As of March 14, 2005, there were 859,117 shares of America West Holdings Corporation Class A common stock and 35,316,871 shares of America West Holdings Corporation Class B common stock outstanding. As of March 14, 2005, all outstanding equity securities of America West Airlines, Inc. were owned by America West Holdings Corporation.
DOCUMENTS INCORPORATED BY REFERENCE
     Portions of the proxy statement related to America West Holdings Corporation’s 2005 annual meeting of stockholders, which proxy statement will be filed under the Securities Exchange Act of 1934 within 120 days of the end of America West Holdings Corporation’s fiscal year ended December 31, 2004, are incorporated by reference into Part III of this Annual Report on Form 10-K.
     America West Airlines, Inc. meets the conditions set forth in General Instruction I(1)(A) and (B) and is therefore filing this form with reduced disclosure format pursuant to General Instruction I(2).

B-i

      This combined Annual Report on Form 10-K is filed by both America West Holdings Corporation (“Holdings” or the “Company”) and its wholly owned subsidiary, America West Airlines, Inc. (“AWA” or the “Airline”).
Note Concerning Forward-Looking Information
      This report contains various forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended (the “Exchange Act”). These statements are based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this document, the words “anticipate,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on our results are:

•	general economic conditions;

•	the impact of global instability caused by military actions, terrorism, disease outbreaks and natural disasters;

•	limitations on our flexibility in responding to industry conditions due to high fixed costs and restrictions imposed by our debt instruments;

•	changes in federal and state laws and regulations;

•	changes in prevailing interest rates and the availability of and terms of financing to fund our business;

•	the ability to attract and retain qualified personnel;

•	the cyclical nature of the airline industry;

•	competitive practices in the airline industry;

•	the impact of changes in fuel prices; and

•	relations with unionized employees generally and the impact and outcome of labor negotiations.
      For additional discussion of these factors and other risks, see “Business — Risk Factors Relating to the Company and Industry Related Risks” included in Item 1 of this Annual Report. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report on Form 10-K might not occur. Any forward-looking statements speak only as of the date of this Annual Report.

PART I

Item 1.	Business
Overview
      Holdings, a Delaware corporation formed in 1996, is a holding company that owns all of the stock of AWA, a Delaware corporation formed in 1981. AWA accounted for most of the Company’s revenues and expenses in 2004. Based on 2004 operating revenues and available seat miles, or “ASMs”, AWA is the eighth largest passenger airline and the second largest low cost carrier in the United States. AWA is the largest low-cost carrier that operates a hub-and-spoke network, with large hubs in both Phoenix, Arizona and Las Vegas, Nevada. Since 2003, AWA has also offered limited point-to-point service in certain major transcontinental markets. At the end of 2004, AWA operated a fleet of 138 aircraft with an average age of 10.7 years and served 63 destinations in North America, including eight in Mexico, three in Canada and one in Costa Rica. Through regional alliance and code share arrangements with other airlines, AWA served an additional 51 destinations in North America and the Middle East. In 2004, AWA flew approximately 21.1 million passengers and generated revenues of approximately $2.3 billion.
      Through its America West Vacations division, AWA also sells individual and group travel packages, including air transportation on AWA and Hawaiian Airlines, hotel accommodations, car rentals, cruise packages and other travel products, directly to consumers as well as through retail travel agencies in the United States, Canada, Mexico and Costa Rica.
      General information about us can be found at www.americawest.com/aboutawa under the investor relations link. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments or exhibits to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the Securities and Exchange Commission or “SEC.”
Restatement of Previously Reported Amounts

Derivative Instruments
      In February 2005, management undertook a review of AWA’s accounting for its fuel hedging transactions. As a result of this review, management concluded that AWA’s fuel hedging transactions did not qualify for hedge accounting under U.S. generally accepted accounting principles and that the Company’s financial statements for prior periods required restatement to reflect the fair value of fuel hedging contracts in the balance sheets and statements of stockholders equity and comprehensive income of Holdings and AWA. See Note 2, “Restatement of Previously Reported Amounts” and Note 16, “Quarterly Financial Data (Unaudited)” in Holdings’ and Note 2, “Restatement of Previously Reported Amounts” and Note 15, “Quarterly Financial Data (Unaudited)” in AWA’s consolidated financial statements for the financial impact of the restatements. The Company concluded that these accounting errors were the result of deficiencies in its internal control over financial reporting, from the lack of effective reviews of hedge transaction documentation and of quarterly mark-to-market accounting entries on open fuel hedging contracts by personnel at an appropriate level.
Developments in 2004
      During 2004, extremely high jet fuel prices and excess capacity throughout the domestic air system began to negatively impact the low cost segment of the airline industry. As a result, several low cost carriers that had previously operated profitably, including AWA, experienced declining earnings. AWA reported a net loss of $85.3 million for 2004.
      In 2004, the Company reported a net loss of $89.0 million compared to net income of $57.4 million in 2003. See Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of the 2004 financial performance.

Airline Operations
      Our operations and business strategy have traditionally been focused around our Phoenix and Las Vegas based route-network (supplemented by regional airline alliances and strategic relationships with other carriers), our low cost structure and our emphasis on customer service.

Our Route Network
      We operate our route system through a hub-and-spoke network centered in our Phoenix and Las Vegas hubs. As of December 31, 2004, we were the leading airline serving Phoenix based on ASMs and takeoffs and landings and ranked second in Las Vegas based on the same measures. Our operations have focused on the Phoenix and Las Vegas markets and expanding our reach beyond those markets through strategic relationships with other carriers, including a regional alliance with Mesa Airlines or “Mesa,” and code-sharing arrangements with other carriers. See “Regional Airline Alliance” and “Alliances with Other Airlines” below. In addition to our operations through our hubs, we initiated point-to-point service in certain transcontinental markets in October 2003. With continued high jet fuel prices and substantial competitive reaction to our transcontinental service, which resulted in increased capacity and decreased fares, we scaled back our transcontinental flying in late 2004. Non-stop services from New York City’s John F. Kennedy International (JFK) and Logan International Airport (BOS) airports to San Francisco International Airport (SFO) were suspended in November 2004. We also suspended service between BOS and Los Angeles International Airport (LAX) and LAX and Washington Dulles International Airport in early 2005. Service between LAX and JFK remains in place with once daily scheduled service. We expect to increase our LAX to JFK service to twice-daily for the summer peak period from June through the Labor Day weekend, 2005.
      Separately, we commenced limited international point-to-point flying on the west coast. In June 2004, we commenced daily services from LAX to Vancouver and Edmonton, Canada as well as Mazatlan and Puerto Vallarta, Mexico. In October 2004, flights from San Diego to Cabo San Lucas and Puerto Vallarta were also added. All of the flights to Mexico are flown by Mesa on our behalf. In addition, we commenced non-stop flights from San Diego to Vancouver in March 2005.

Cost Control
      We remain committed to maintaining a low cost structure, which we believe offers a significant competitive advantage over other major hub-and-spoke airlines in the United States. See Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of the 2004 financial performance.

Revised Pricing Structure
      In addition to the comprehensive changes made to our pricing structure in March 2002, we changed our pricing structure in February 2004 to make flying first class more affordable for both business and leisure travelers. This new first class fare structure features nonrefundable first class fares that are up to 70% lower than the industry’s traditional first class fares. Although some airlines also have initiated pricing changes, industry competitive reaction still is unclear at this time but there is potential for negative revenue impact on the industry and AWA. As other airlines continue to make changes to their pricing structures, we will continue to evaluate the best solution for AWA. See Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of the revised pricing structure.

Customer Service
      Continued emphasis on customer service is essential to growing our business and leisure traffic. Therefore, we are committed to building a successful airline by taking care of our customers. During 2004, we improved and expanded upon a series of customer service and reliability initiatives. These initiatives make it easier and more convenient for customers to travel on AWA.

•	Our “Buy on Board” meal program was expanded to all departure segments with a flight duration of 3 1/2 hours or greater.

•	Our day of departure first class upgrade program also was expanded in 2004 to allow for purchase up to 24 hours prior to departure on americawest.com and through our reservation centers. This program provides a simple and affordable way to upgrade to first class.

•	Our Web Check-in product was modified in 2004 to allow customers to self check-in and obtain a boarding pass 36 hours prior to departure. This was later modified to 24 hours prior to departure to meet objectives set forth in a Transportation Security Administration or “TSA,” security directive to all carriers. In December 2004, Web check-in represented almost 7% of all passenger check-ins.

•	Throughout 2004, we significantly expanded the availability of self-service check-in kiosks across our system (218 units deployed in 43 of our airport facilities). In December 2004, self-service check-in represented nearly 50% of all boarding passes in stations with kiosks.

•	Over the year we expanded the number of interline e-ticket agreements with other carriers from three (Continental, United and American Airlines) to five (now including Delta and Hawaiian). In early 2005, we added Northwest Airlines to our interline e-ticket agreement list of carriers. These agreements make travel easier for customers who need to utilize multiple airlines in their itinerary.

•	We were the first airline to introduce an alternative payment method called “Bill Me Later®”, making it easier for customers to budget for their travel plans. Customers who make purchases online at americawest.com with Bill Me Later®, have at least 90 days to pay the balance in full with no interest.

•	Customers now can give the gift of travel with an America West Gift Card. Gift cards in $50, $100 or $250 denominations are available for purchase online at americawest.com or by calling our reservation center. Gift cards also can be purchased in $50 and $100 denominations at many grocery, convenience and drug stores.

•	In addition to the initiatives mentioned above, we emphasize improving our handling of customer re-accommodations during irregular operations (flight cancellations and delays). Although our goal is to operate every flight and depart on time, there are circumstances such as weather and Air Traffic Control or “ATC,” delays that cause disruption to planned flight activity. During 2004, we initiated several new programs and improved automation to speed the process of re-accommodating customers to alternative flight arrangements during these circumstances.

Regional Airline Alliance
      We have a regional airline alliance agreement with Mesa. Mesa, operating as America West Express, provides regional feeder service to and from our Phoenix and Las Vegas hubs to destinations in the western United States, Canada and northern Mexico operating regional jets and large turboprop aircraft. Through this arrangement with Mesa, we offered America West Express service to an additional 33 destinations as of December 31, 2004.
      In 2004, we entered 16 86-seat CRJ-900 regional jets into America West Express service. Additionally, we completed a reconfiguration program that converted the CRJ-900 aircraft from a dual class 80-seat configuration to a single class, 86-seat configuration. At December 31, 2004, the America West Express fleet operated by Mesa included 49 aircraft comprised of 25 CRJ-900s, 18 50-seat CRJ-200s and six 37-seat Dash 8 turboprop aircraft.

Alliances with Other Airlines
      AWA maintains alliance agreements with several leading domestic and international carriers to give customers a greater choice of destinations. Airline alliance agreements provide an array of benefits that vary by partner. By code sharing, each airline is able to offer additional destinations to its customers under its flight designator code without materially increasing operating expenses and capital expenditures. Frequent flyer arrangements provide members with extended networks for earning and redeeming credits on partner carriers. Lounge arrangements provide lounge members with access to partner carriers’ lounges.
      AWA’s alliance agreement with British Airways allows British Airways to code share on flights operated by AWA connecting to and from British Airways’ Phoenix, San Francisco, Los Angeles, Dallas, Boston and New York services. The agreement also allows AWA FlightFund members to earn credit for travel on British Airways and for frequent flyer benefits earned by AWA customers to be redeemed for travel on British Airways’ system.
      Relationships with Northwest Airlines or “Northwest,” and EVA Airways or “EVA,” provide connecting service on AWA from those airlines’ Pacific routes to Las Vegas and Phoenix. The frequent flyer agreement with Northwest also provides for AWA FlightFund members to earn and redeem credit on Northwest’s transpacific flights. In addition, AWA lounge members have access to Northwest’s WorldClub lounges in the United States and EVA’s lounge in Taipei, Taiwan.
      AWA’s alliance agreement with Virgin Atlantic Airways or “Virgin,” allows Virgin to code share on flights operated by AWA connecting to and from Virgin’s Las Vegas, San Francisco and Los Angeles services. The agreement also allows AWA FlightFund members to earn credit for travel on Virgin and for frequent flyer benefits earned by AWA customers to be redeemed for travel on Virgin’s system.
      Relationships with ALIA/ Royal Jordanian Airlines or “Royal Jordanian,” and Hawaiian Airlines or “Hawaiian,” allow each carrier to code share flights operated by the other carrier. AWA’s alliance with Royal Jordanian offers connecting service from Royal Jordanian’s Chicago, Detroit and New York services. The agreement also allows AWA FlightFund members to earn credit for travel on Royal Jordanian and for frequent flyer benefits earned by AWA customers to be redeemed for travel on Royal Jordanian’s system. In addition, AWA lounge members have access to Royal Jordanian’s VIP Clubs in Amman and Aqaba, Jordan. AWA’s agreement with Hawaiian offers connecting service to and from Hawaiian’s nonstop Phoenix to Honolulu service and beyond to the other islands of Hawaii. AWA FlightFund members can earn and redeem credit for travel on Hawaiian.
      AWA’s alliance agreement with Big Sky Airlines or “Big Sky,” allows AWA to code share on Big Sky’s services from Spokane, Washington, Boise, Idaho, and Billings, Montana to Big Sky’s destinations in Montana, North Dakota and Washington State. AWA FlightFund members can earn and redeem credit for travel on Big Sky.

Airline Marketing
      In 2004, we launched the airline industry’s first gift card program. Gift cards have proven highly successful in the traditional retailer environment where they account for an increasing share of consumer purchases, particularly around the holiday season. We partnered with intermediary companies to launch gift cards at several large retailers, including Staples, Rite Aid, 7-Eleven and others, and cards are due to be available at approximately 10,000 stores nationwide by the first quarter of 2005. Gift cards also are available for purchase at americawest.com and currently may be redeemed by calling AWA reservations. It is anticipated that online redemption will be available during 2005.

Airline Competition
      The airline industry and most of the markets we serve are highly competitive. We compete on the basis of pricing, scheduling (frequency and flight times), on-time performance, type of equipment, cabin configuration, amenities provided to passengers, frequent flyer programs, the automation of travel agent reservation systems, on-board products and other services. We compete with all of the major full service airlines on medium and long haul routes to, from and through our hubs and in our transcontinental markets and with a number of carriers for short haul flights at our Phoenix and Las Vegas hubs.
      In addition, we compete with a growing number of low cost carriers at our Phoenix and Las Vegas hubs and across our route system. The low cost carrier sector is growing and for the 12 months ended December 31, 2004, low cost carrier capacity (as measured by available seat miles) represented 23.6% of all domestic mainline service, an increase of 1.1 points from the 12 months ended December 31, 2003, when low cost carrier marketshare accounted for 22.5% of all domestic mainline service. We compete with other low cost carriers primarily on the basis of pricing. However, we believe our full service amenities (for example, first class seating, an award winning frequent flyer program and assigned seating) provide us with a competitive advantage against other low cost carriers without such amenities.
      Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flyer initiatives. Most airlines will quickly match price reductions in a particular market and certain airlines have in the past engaged in retaliatory activities, including steep pricing discounts in certain markets and termination of alliance agreements, in response to changes in our pricing structure. Our ability to compete on the basis of price is limited by our fixed costs and depends on our ability to maintain low operating costs. Our principal competitor, Southwest Airlines, and certain other low cost carriers have lower operating cost structures than we do. In addition, the consolidation of existing carriers, the entry of additional carriers including new low cost carriers, the creation of low fare airline divisions by several major airlines and the revision of traditional pricing structures by our competitors in many of our markets (as well as increased services by established carriers) has resulted in increased pressure on our pricing. For additional discussion of industry competition and related government regulation, see “Risk Factors Relating to America West and Industry Related Risks — The airline industry and the markets we serve are highly competitive and we may be unable to compete effectively against carriers with substantially greater resources or lower cost structures” and, generally, “Government Regulations.”

Frequent Flyer Program
      All major United States airlines offer frequent flyer programs to encourage travel on their respective airlines and customer loyalty. AWA offers the FlightFund program, which allows members to earn mileage credit by flying AWA and America West Express, by flying on certain partner airlines and by using the services of a wide variety of other program participants such as hotels, rental car agencies and other specialty services. AWA also sells mileage credits to credit card companies, telephone companies, hotels, car rental agencies and others that participate in the FlightFund program.
      Through the FlightFund program accumulated mileage credits can be redeemed for free travel on AWA, America West Express and certain partner airlines and for first class upgrades on AWA. Use of mileage credits is subject to industry standard restrictions including availability and blackout dates. AWA must purchase space on other airlines to accommodate FlightFund redemption travel on those airlines.
      In 2004, the FlightFund program added new partnerships with Ameritrade, NetBank, Awards for Mortgage and Real Estate and Royal Jordanian Airlines.
      We account for the FlightFund program under the incremental cost method whereby travel awards are valued at the incremental cost of carrying one passenger based on expected redemptions. Those incremental costs are based on expectations of expenses to be incurred on a per passenger basis and include fuel, liability insurance, food, beverages, supplies and ticketing costs that are accrued as FlightFund members accumulate mileage credits. No profit or overhead margin is included in the accrual for those incremental costs. Transportation-related revenue from the sale of mileage credits is deferred and recognized when transportation is provided. Non-revenue FlightFund travel accounted for 1.5%, 2.1% and 2.7% of total revenue passenger miles for the years ended December 31, 2004, 2003 and 2002, respectively. We do not believe that non-revenue FlightFund travel results in any significant displacement of revenue passengers.

America West Vacations
      As of January 1, 2004, The Leisure Company merged into AWA and continued to operate as the America West Vacations or “AWV,” division of AWA. AWV sells individual and group travel packages including air transportation on AWA, America West Express and Hawaiian Airlines, hotel accommodations, car rentals and other travel products directly to consumers and through retail travel agencies in the United States, Canada, Mexico and Costa Rica. AWV is one of the largest tour packagers to Las Vegas in the United States, contracting for volume blocks of rooms with 31 Las Vegas hotels and resorts in 2004.
      AWV is focused on high-volume leisure travel products that have traditionally provided high profit margins. AWV negotiated several strategic partnerships with hotels, Internet travel sites and media companies to capitalize on the continued growth in online travel sales. AWV sells vacation packages and hotel rooms through its call center, via the Internet and its websites, AmericaWestVacations.com, AWVTravelAgents.com and AWVCruise.com, through global distribution systems Sabre TourGuide and WorldSpan Tour Source and through third-party websites on a co-branded or private-label basis. In 2004, approximately 55% of AWV’s total bookings were made electronically compared to 43% in 2003.
      AWV competes in a fragmented travel industry, which is highly competitive, price sensitive and has relatively low barriers to entry. AWV competes for customers with other wholesale travel companies, consolidators and E-travel companies through national mass media, preferred supplier agreements and Internet distribution agreements.
      During 2004, AWV operated co-branded websites for 15 partner companies, including Costco Travel, BestFares.com, Vegas.com, MandalayBay.com, and Aladdin.com. These co-branded sites allow AWV to gain a retail presence via distribution channels such as Costco wholesale warehouses and other company websites where AWA and AWV may not otherwise be a part of the consumers’ consideration set. AWV intends to continue to add new co-branded websites as opportunities present themselves.

The Airline’s Fleet
      AWA began the year 2004 with 139 aircraft. In 2004, AWA retired seven 737-200 aircraft (returned five leased aircraft; parked one leased aircraft; sold one owned aircraft) and took delivery of one new A319 aircraft and five new A320 aircraft for a net total of 138 aircraft by the end of 2004 with an average age of 10.7 years. AWA’s fleet at the end of 2004 and as currently planned for the end of 2005 is described in the table below:

		Qty as of 12/31		Average Age as of 12/31
	Approx.
Aircraft Types	No. Seats	2004	2005	2004	2005

737-200	113	1	—	22.6	N/A 1
737-300	132	37	37	16.9	17.9
757-200	190	13	13	18.2	19.2
A319	124	33	37	4.2	4.7
A320	150	54	61	8.5	8.5

Totals		138	148	10.7	10.8

(1)	The last 737-200 aircraft was retired in January 2005
     In August 2004, AWA amended its aircraft purchase contract with AVSA S.A.R.L., an affiliate of Airbus Industrie or “AVSA,” to acquire 22 Airbus A320 family aircraft (thirteen A320s and nine A319s), all powered by V2500 engines from International Aero Engines. Of the 22 aircraft, it is anticipated that 18 will be purchased directly from the manufacturer and four have been leased under noncancelable leases from various lessors for aircraft to be delivered in 2005. In the context of this incremental order, AWA also secured extensive flexibility from Airbus with respect to its existing A318 order, allowing AWA to better react to market conditions by enabling it to amend its 15 A318 delivery positions to A319s and A320s, if it so desires, or to take no additional aircraft under certain conditions.

      The following table illustrates AWA’s committed orders, scheduled lease expirations, and lessor call and put options as of December 31, 2004.

	2005	2006	2007	2008	2009

Firm orders remaining (EOY)	13	1	—	—	—
Lessor put options	2	4	—	—	—
Lease terminations:
Scheduled expirations	8	9	21	15	5
Lessor call options	9	7	7	1	—
      In January 2005, AWA retired its one remaining 737-200 aircraft. While this is the only forecasted 2005 retirement, AWA has the ability to return five additional leased Boeing 737-300 aircraft and one leased Airbus A320, and retire five owned Boeing 737-300 aircraft, if market conditions necessitate such a response. In February 2005, AWA renewed the lease on one Airbus A320 for an additional three years. These eleven aircraft exclude the exercise of two lessor put options on two aircraft that could require AWA to renew the leases for approximately 15 months beyond the current natural lease expiration date. In 2004, one put option on a Boeing 737-300 aircraft was exercised resulting in a lease extension of 33 months. No call options were exercised in 2004. Assuming the exercise of all put options, as of December 31, 2004, 52 aircraft have lease expirations prior to the end of 2008.

Aircraft Jet Fuel
      Jet fuel costs were our second-largest operating expense in 2004. Our average cost of jet fuel over the past five years was as follows:

		Average Cost	Percent of
Year	Cost (Millions)	per Gallon	Operating Expenses

2000	$373	$0.88	15.8%
2001	$336	$0.81	13.6%
2002	$299	$0.73	13.6%
2003	$376	$0.89	16.8%
2004	$557	$1.24	23.4%
      In addition, the Company incurs fuel expense for our regional airline alliance with Mesa. For the years ended December 31, 2004, 2003 and 2002, total fuel expense for the Mesa alliance was $102.1 million, $61.2 million and $46.3 million, respectively.
      The price and supply of jet fuel are unpredictable and fluctuate based on events outside our control including geopolitical developments, regional production patterns and environmental concerns. Price escalations or reductions in the supply of jet fuel will increase our operating expenses and cause our operating results and net income to decline. See “Risk Factors Relating to the Company and Industry Related Risks — Fluctuations in jet fuel costs could adversely affect our operating expenses and results.”
Employees and Labor Relations
      The Company’s businesses are labor intensive with wages, salaries and benefits representing approximately 28% of the Company’s operating expenses during 2004.
      As of December 31, 2004, the Company employed 10,712 full-time and 2,576 part-time employees, for a full-time equivalent of 11,893 employees.
      A large majority of the employees of the major airlines in the United States are represented by labor unions. In addition, on August 18, 2004, the National Mediation Board certified the IBT as the collective bargaining representative for the Company’s passenger service employees, which includes the Company’s customer service agents, reservations agents and customer relations agents. Negotiations are expected to begin in April 2005. As illustrated in the table below, the majority of employees have selected union representation and/or negotiated collective bargaining agreements with AWA. Although there are few remaining employee groups who could engage in organization efforts, we cannot predict the outcome of any future efforts to organize those remaining employees or the terms of any future labor agreements or the effect, if any, on the Company’s or AWA’s operations or financial performance. For more discussion, see “Risk Factors Relating to the Company and Industry Related Risks — Negotiations with labor unions could divert management attention and disrupt operations and new collective bargaining agreements or amendments to existing collective bargaining agreements could increase our labor costs and operating expenses.”

	Approx. No.		Contract	Contract
Employee Group	of Employees	Union	Effective	Amendable

Pilots	1,857	Air Line Pilots Association	December 2003	December 2006
Dispatchers	38	Transport Workers Union	September 2004	April 2008(1)
Mechanics and related personnel*	844	International Brotherhood of Teamsters	October 1998	October 2003*(2)
Flight Attendants*	2,580	Association of Flight Attendants — Communications Workers of America	May 1999	May 2004*(3)
Fleet Service	2,221	Transport Workers Union	June 2000	June 2005
Stock Clerks	68	International Brotherhood of Teamsters	April 2003	April 2008

*	In contract negotiations.

(1)	On September 10, 2004, the Company’s dispatchers, represented by the Transport Workers Union, voted to ratify a second contract, becoming amendable in April 2008.

(2)	Negotiations with the International Brotherhood of Teamsters — Airline Division or “IBT,” on a second contract covering the Company’s mechanics and related employees commenced on October 9, 2003 and are ongoing.

(3)	Negotiations with the Association of Flight Attendants — Communications Workers of America or “AFA,” on a second contract covering the Company’s flight attendants commenced on February 4, 2004 and are ongoing.
The Company’s Facilities
      The Company’s principal facilities include administrative office space located in Tempe and Phoenix, Arizona; reservations centers and other call centers located in Tempe, Arizona and Reno, Nevada; and airport and airport related facilities associated with the Airline’s hubs in Phoenix and Las Vegas. The following table describes the Company’s principal properties:

		Approximate
		Internal Floor
Principal Properties	Description	Area (sq. ft)	Nature of Ownership

Tempe, AZ Headquarters	Nine story complex housing headquarters for Holdings and AWA	225,000	Lease expires April 2014
Terminal 4, Phoenix Sky Harbor International Airport	42 gates, ticket counter space and administrative offices	330,000	Airport Use Agreement expires June 2016. Gate use governed by month-to-month rates and charges program
Las Vegas McCarran International Airport	17 gates, ticket counter space and concourse areas	115,000	Lease expires June 2007
Maintenance and technical support facility at Phoenix Sky Harbor International Airport	Four hangar bays, hangar shops, office space, warehouse and commissary facilities	375,000	Facilities and land leased from the City of Phoenix. Lease expires September 2019
Flight Training and Systems Operations Control Center, Phoenix, AZ	Complex accommodates training facilities, systems operation control and crew scheduling functions	164,000	Facilities and land leased from the City of Phoenix. Lease expires February 2031

      In addition, we have leased an aggregate of approximately 260,000 square feet of office and warehouse space in Tempe and Phoenix. Space for ticket counters, gates and back offices has been obtained at each of the other airports operated by AWA, either by lease from the airport operator or by sublease from another airline. Space and facilities at certain airports where AWA’s operation is managed by Mesa is provided by Mesa as part of AWA’s ground handling arrangement.
Government Regulations
      The airline industry is highly regulated as more fully described below.

DOT Oversight
      AWA operates under a certificate of public convenience and necessity issued by the Department of Transportation or “DOT”. Although the Airline Deregulation Act of 1978 abolished regulation of domestic routes and fares, the DOT retains the authority to alter or amend AWA’s certificate or to revoke that certificate for intentional failure to comply with the terms and conditions of the certificate. In addition, the DOT has jurisdiction over international tariffs and pricing, international routes, computer reservation systems, code share agreements and economic and consumer protection matters such as advertising, denied boarding compensation and smoking and has the authority to impose civil penalties for violation of the United States Transportation Code or DOT regulations.

FAA Funding
      In 1997, new aviation taxes were imposed through September 30, 2007 to provide funding for the Federal Aviation Administration or “FAA”. Effective January 1, 2005, these taxes include a domestic excise tax of 7.5%, a domestic segment tax of $3.20 and an international departure and arrival tax of $14.10 (each way). The legislation also included a 7.5% excise tax on certain amounts paid to an air carrier for the right to provide mileage and similar awards (e.g., purchase of frequent flyer miles by a credit card company). As a result of competitive pressures, AWA and other airlines have been limited in their ability to pass on the cost of these taxes to passengers through fare increases.

Passenger Facility Charges
      During 1990, Congress enacted legislation to permit airport authorities, with prior approval from the DOT, to impose passenger facility charges or “PFCs,” as a means of funding local airport projects. These charges, which are intended to be collected by the airlines from their passengers, are limited to $4.50 per enplanement and no more than $18.00 per round trip. As a result of competitive pressure, AWA and other airlines have been limited in their ability to pass on the cost of the PFCs to passengers through fare increases.

Additional Security and Safety Measures
      On November 19, 2001, the President signed into law the Aviation and Transportation Security Act or “ATSA.” This law enhances aviation security measures and federalizes many aspects of civil aviation security. The ATSA established a new Transportation Security Administration, now within the Department of Homeland Security. Under the ATSA, substantially all security screeners at airports are federal employees and a significant number of other airport security functions are overseen and performed by federal employees, including federal security managers, federal law enforcement officers and federal air marshals. The ATSA mandated that beginning on January 18, 2002, all checked baggage at United States airports be screened using explosive detection systems or, where such systems are not yet available, using other screening techniques such as positively matching baggage to a passenger who has boarded an aircraft. The ATSA required all checked baggage to be screened by explosive detection systems by December 31, 2003. Other requirements in the ATSA that directly affect airline operations include the strengthening of cockpit doors, deploying federal air marshals on board certain flights, improving airline crew security training and expanding use of criminal background checks of employees. Implementation of these and other requirements of the ATSA resulted in increased costs for air carriers and may result in delays and disruptions to air travel. Under the ATSA, funding for the new federal security system is provided by a $2.50 per enplanement ticket tax, not to exceed $5.00 per one-way trip, and by imposing additional direct fees on air carriers. In 2004 and 2003, the Company’s cost of compliance with the security requirements of the ATSA was approximately $14.4 million and $13.2 million, respectively. The estimated cost to the Company of compliance with the security requirements of the ATSA for 2005 is approximately $17.0 million under current law. Under the proposed White House budget released February 7, 2005, this ticket tax for security fees would increase from $2.50 per leg to $5.50, with a cap of $8.00 per one-way trip with multiple legs and $16.00 for a round trip. This budget proposal is subject to approval of Congress. As a result of competitive pressure, AWA and other airlines may be unable to recover all of these additional security costs from passengers through increased fares. In addition, we cannot forecast what new security and safety requirements may be imposed in the future or the costs or financial impact of complying with any such requirements.
      The Company is subject to various other federal, state and local laws and regulations related to occupational health and safety, including Occupational Health and Safety Administration and Food and Drug Administration regulations.

War Risk Insurance
      Since September 11, 2001, AWA and other airlines have been unable to obtain third party war risk (terrorism) insurance at reasonable rates from the commercial insurance market and have been obtaining this insurance through a special program administered by the FAA. Under the recently enacted Vision 100-Century of Aviation Reauthorization Act or “Vision 100,” the President may continue the insurance program until March 30, 2008. Currently the program has been extended through August 31, 2005. Should the federal insurance program terminate, competitive pressures could limit AWA and other airlines’ ability to pass these additional costs on to passengers and the increase in costs could be material to AWA’s financial condition and results of operations.

Slot Restrictions
      At New York City’s John F. Kennedy International Airport and LaGuardia Airport, and at Washington D.C.’s Ronald Reagan National Airport, which are designated “High Density Airports” by the FAA, there are restrictions on the number of aircraft that may land and take-off during peak hours. At the New York airports, slot restrictions are abolished after January 1, 2007. In addition, the FAA may impose restrictions at any airport to manage excessive congestion and air safety. In 2004, certain air carriers, at the request of the FAA, voluntarily agreed to reduce flights at Chicago O’Hare International Airport and other operators, including AWA, agreed not to increase operations there during certain hours. In the future takeoff and landing time restrictions and other restrictions on the use of various airports and their facilities may result in further curtailment of services by, and increased operating costs for, individual airlines, including AWA, particularly in light of the increase in the number of airlines operating at such airports. In general, the FAA rules relating to allocated slots at High Density Airports contain provisions requiring the relinquishment of slots for non-use and permit carriers, under certain circumstances, to sell, lease or trade their slots to other carriers. All slots must be used on 80% of the dates during each two-month reporting period. Failure to satisfy the 80% use rate will result in loss of the slot and reversion to the FAA for reassignment through a lottery arrangement.
      AWA currently utilizes five slots at Kennedy Airport and eight slots at National Airport during the restricted periods. AWA exceeds the requisite 80% use rate for these slots.

Perimeter Rule at Washington D.C.’s Ronald Reagan National Airport
      There is a federal prohibition on flights exceeding 1,250 miles operating to or from National Airport. This “perimeter rule” generally prevents AWA from flying nonstop to and from National Airport and its principal hubs of Phoenix and Las Vegas. In 2000, Congress passed legislation that authorized the DOT to grant exceptions to the 1,250-mile perimeter rule for up to 12 slots per day. AWA was authorized six of these slots to operate two daily Phoenix to National Airport round trips and one daily Las Vegas to National

Airport round trip. Vision 100, among other things, authorized the DOT to grant 12 additional slots exempted from the perimeter rule. AWA was authorized two additional slots to operate an additional daily round trip between Phoenix and National Airport which the Company began flying on June 1, 2004.

Noise Abatement and Other Restrictions
      Numerous airports served by AWA, including those in Boston, Burbank, Denver, Long Beach, Los Angeles, Minneapolis-St. Paul, New York City, Orange County, San Diego, San Francisco, San Jose and Washington, D.C., have imposed restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions and limits on the number of average daily departures, which limit the ability of air carriers to provide service to, or increase service at, such airports. AWA’s Boeing 757-200s, Boeing 737-300s and Airbus A319s and A320s all comply with the current noise abatement requirements of the airports listed above.

Aircraft Maintenance and Operations
      AWA is subject to the jurisdiction of the FAA with respect to aircraft maintenance and operations, including equipment, dispatch, communications, training, flight personnel and other matters affecting air safety. The FAA has the authority to issue new or additional regulations and to impose civil penalties for violations of the United States Transportation Code or FAA regulations. To ensure compliance with its regulations, the FAA conducts regular safety audits and requires AWA to obtain operating, airworthiness and other certificates, which are subject to suspension or revocation for cause. In addition, a combination of FAA and Occupational Safety and Health Administration or “OSHA,” regulations on both federal and state levels apply to all of AWA’s ground-based operations and to in-flight cabin attendants.
      AWA also is subject to the jurisdiction of the Department of Defense with respect to its voluntary participation in their Commercial Passenger Airlift program administered by the Air Force’s Air Mobility Command.

Aging Aircraft Maintenance
      The FAA issued several Airworthiness Directives or “ADs,” in 1990 mandating changes to older aircraft maintenance programs. These ADs were issued to ensure that the oldest portion of the nation’s aircraft fleet remains airworthy and to require structural modifications to, or inspections of, those aircraft. All of AWA’s currently affected aircraft are in compliance with the aging aircraft mandates. AWA constantly monitors its fleet of aircraft to ensure safety levels that meet or exceed those mandated by the FAA and the DOT. The FAA may in the future issue additional ADs requiring additional maintenance or modifications to various aircraft types operated by AWA.

Environmental Matters
      The Company is subject to regulation under major environmental laws administered by federal, state and local agencies, including laws governing air, water and waste management and disposal activities. While the Company strives to comply with environmental laws and regulations, it has incurred and will continue to incur costs to comply with applicable environmental laws, including soil and groundwater cleanup and other related response costs. We believe, however, that under current environmental laws and regulations these costs will not have a material adverse effect on the Company’s financial condition or results of operations.
      The Comprehensive Environmental Response Compensation and Liability Act of 1980, also known as Superfund, and comparable state laws impose liability without regard to fault on certain classes of persons that may have contributed to the release or threatened release of a “hazardous substance” into the environment. These persons include the owner or operator of a facility and persons that disposed or arranged for the disposal of hazardous substances. Many airports in the United States, including Phoenix Sky Harbor International Airport, are the subject of Superfund investigations or state implemented groundwater investigations. AWA occupies facilities at some of these affected airports and is a member of a fuel-handling consortium that has experienced a fuel leak into ground water at Phoenix Sky Harbor International Airport.

AWA does not believe that its operations have been included within the scope of any of these investigations and does not believe that its expenses associated with the fuel leak at Phoenix Sky Harbor International Airport will be material.
      The trend in environmental regulation is to increasingly place more restrictions and limitations on activities that may affect the environment and we expect that the costs of compliance will continue to increase.

Other
      We are also subject to the jurisdiction of the Federal Communications Commission with respect to the use of radio facilities and the United States Postal Service with respect to carriage of United States mail.
Risk Factors Relating to the Company and Industry Related Risks
      We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor or combination of factors may impact our business.

We have sustained, and may continue to sustain significant operating losses.
      For the year ended December 31, 2004, we incurred an operating loss of $43.8 million. In addition, we incurred operating losses for the years ended December 31, 2001 and 2002 resulting primarily from the decrease in revenue and passenger demand and the increase in operating costs after the terrorist attacks of September 11, 2001. Recently, the operating losses resulted primarily from a substantial increase in the cost of jet fuel and excess domestic industry capacity resulting in lower revenue per available seat mile. We expect the threat of further terrorist attacks and continued instability in oil producing regions to continue to negatively impact our revenues and costs in the near-term. We may not be able to effectively counteract increasing costs through our cost reduction initiatives, customer service initiatives and revised pricing structures. Moreover, our liquidity and borrowing options are limited and we may not be able to survive a prolonged economic downturn, decreases in demand for air travel or further increases in jet fuel costs. The inability to sustain profitability may impair our ability to satisfy our obligations as they become due, obtain future equity or debt financing, respond to competitive developments and otherwise sustain or expand our business.

Global instability, caused by events such as terrorism, has had and may in the future have a material impact on the airline industry and, as a result, our financial condition, operations and prospects.
      Over the past several years, global instability, caused by military action, terrorism, disease outbreaks and natural disasters, has had a profound impact on the airline industry. The terrorist attacks of September 11, 2001 resulted in a severe strain on our and the other airlines’ liquidity as the government temporarily suspended all flights, passenger demand dropped precipitously and financial institutions tried to reduce their exposure by restricting the industry’s access to capital. In addition, the terrorist attacks led to a decrease in the value of aircraft and aircraft-related equipment and facilities and cost increases for enhanced security measures, aviation insurance, airport rents and landing fees. Subsequent to the terrorist attacks, other events, such as military action in Iraq and Afghanistan, general political and economic instability in oil producing regions, and the Severe Acute Respiratory Syndrome or “SARS,” outbreak in Asia, continued to adversely impact passenger demand and operating costs, especially jet fuel costs. These kinds of events (including natural disasters such as the recent tsunamis in the Indian Ocean) are likely to continue to impact the airline industry. Depending on the severity and geographical impact of such events, they may have a substantial adverse impact on our passenger demand, our costs, the value of our assets and our access to, and cost of capital. We cannot predict whether we will have sufficient liquidity or access to capital to withstand the adverse impact of a prolonged decrease in passenger demand or a substantial increase in costs caused by such global events.

Increases in insurance costs or reductions in insurance coverage may adversely impact our operations and financial results.
      The terrorist attacks of September 11, 2001 led to a significant increase in insurance premiums and a decrease in the insurance coverage available to commercial airline carriers. Accordingly, our insurance costs increased significantly and our ability to continue to obtain insurance even at current prices remains uncertain. In addition, AWA and other airlines have been unable to obtain third party war risk (terrorism) insurance at reasonable rates from the commercial insurance market and have been obtaining this insurance through a special program administered by the FAA. If the Federal insurance program terminates, we would likely face a material increase in the cost of war risk insurance. Because of competitive pressures in our industry, our ability to pass additional insurance costs to passengers is limited. As a result, further increases in insurance costs or reductions in available insurance coverage could harm our earnings.

Our high level of fixed obligations limits our ability to fund general corporate requirements and obtain additional financing, limits our flexibility in responding to competitive developments and increases our vulnerability to adverse economic and industry conditions.
      We have a significant amount of fixed obligations, including debt, aircraft leases and financings, aircraft purchase commitments, leases of airport and other facilities and other cash obligations. As of December 31, 2004, we had approximately $786.3 million of outstanding debt, of which $186.0 million was secured. In addition, we had $8.5 million of payments to satisfy capital lease obligations and $3.2 billion of operating lease obligations through lease expiration dates incurred primarily in connection with off-balance sheet aircraft financings. We also have guaranteed costs associated with our regional alliance with Mesa and commitments to purchase aircraft from Airbus. As a result of the substantial fixed costs associated with these obligations:

•	A decrease in revenues results in a disproportionately greater percentage decrease in earnings.

•	We may not have sufficient liquidity to fund all of these fixed costs if our revenues decline or costs increase.

•	We may have to use our working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures.

•	We may not have sufficient liquidity to respond to competitive developments and adverse economic conditions.
      Our obligations also impair our ability to obtain additional financing, if needed, and our flexibility in the conduct of our business. Our existing indebtedness is secured by substantially all of our assets, leaving us with limited collateral for additional financing. Moreover, the terms of the government guaranteed loan restrict our ability to incur additional indebtedness or issue equity unless we use the proceeds of those transactions to repay the loan, require prepayment if our employee compensation costs exceed a certain threshold, require us to maintain a minimum cash balance of $100 million, and restrict our ability to take certain other actions, including mergers and acquisitions, investments and asset sales.
      Our ability to pay the fixed costs associated with our contractual obligations depends on our operating performance and cash flow, which in turn depend on general economic and political conditions. A failure to pay our fixed costs or breach of the contractual obligations could result in a variety of adverse consequences, including the acceleration of our indebtedness, the withholding of credit card proceeds by the credit card servicers and the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to fulfill our obligations under or repay the accelerated indebtedness, make required lease payments or otherwise cover our fixed costs.

Fluctuations in jet fuel costs could adversely affect our operating expenses and results.
      The price and supply of jet fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply interruptions, regional production patterns and environmental concerns. Since jet fuel is the principal raw material consumed by our business, accounting for 23% of our total operating expenses in 2004, price escalations or reductions in the supply of jet fuel will increase our operating expenses and cause our operating results and net income to decline. For example, based on our current level of fuel consumption which includes our Mesa alliance, we estimate that a one-cent per gallon increase in jet fuel prices will cause our annual operating expense to increase by $5.7 million.
      We have implemented a fuel-hedging program to manage the risk and effect of fluctuating jet fuel prices on our business. Our hedging program is intended to offset increases in jet fuel costs by using derivative instruments keyed to the future price of heating oil, which is highly correlated to the price of jet fuel delivered on the East Coast of the United States. Our hedging program does not fully protect us against increasing jet fuel costs because our hedging program does not cover all of our projected jet fuel volumes for 2005. Hedging transactions are in place with respect to approximately 45% and 2% of remaining projected 2005 and 2006 jet fuel requirements, respectively. Furthermore, our ability to effectively hedge jet fuel prices is limited because we purchase a substantially larger portion of our jet fuel requirements on the West Coast of the United States compared to our large competitors and West Coast fuel prices are less correlated to heating oil prices and other viable petroleum derivatives than East Coast fuel prices and, therefore, more difficult to hedge. The effectiveness of our fuel-hedging program may also be negatively impacted by continued instability in oil producing regions such as the Middle East, Nigeria, Russia and Venezuela.

Because of our relatively low credit ratings, our borrowing costs may be high and our ability to incur additional debt may be impaired.
      Our credit ratings are relatively low, with Moody’s assessment of AWA’s senior implied rating and senior unsecured debt rating at B3 and Caa2, respectively, Standard & Poor’s assessment of AWA’s and Holdings’ corporate credit ratings at B- and AWA’s senior unsecured rating at CCC, and Fitch Ratings’ assessment of AWA’s long-term and senior unsecured debt rating at CCC. In addition, Standard & Poor’s recently placed AWA’s aircraft debt on CreditWatch with negative implications as part of a broader review of aircraft-backed debt. Low credit ratings could cause our future borrowing costs to increase, which would increase our interest expense and could affect our earnings and our credit ratings could adversely affect our ability to obtain additional financing. The rating agencies base their ratings on our financial performance and operations, our cash flow and liquidity, the level of our indebtedness and industry conditions in general. If our financial performance or industry conditions do not improve, we may face future downgrades, which could further negatively impact our borrowing costs and the prices of our equity or debt securities. In addition, any downgrade of our credit ratings may indicate a decline in our business and in our ability to satisfy our obligations under our indebtedness.

Negotiations with labor unions could divert management attention and disrupt operations and new collective bargaining agreements or amendments to existing collective bargaining agreements could increase our labor costs and operating expenses.
      Some of our employees are represented by unions and other groups of our employees may seek union representation in the future. Negotiations with the IBT for a second collective bargaining agreement covering the Airline’s mechanics and related employees commenced on October 9, 2003 and are ongoing. Additionally, negotiations with the AFA on a second contract covering the Company’s flight attendants commenced on February 4, 2004 and are ongoing. On August 18, 2004, the National Mediation Board certified the IBT as the collective bargaining representative for the Company’s passenger service employees and reservations agents. Negotiations are expected to begin April 2005.
      We cannot predict the outcome of the negotiations with the IBT or AFA or any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase operating expenses and lower operating results and net income. This is particularly significant because our current employee costs contribute substantially to the low cost structure that we believe is one of our competitive strengths and because we are required to repay a portion of the government guaranteed loan if our labor costs exceed a certain threshold. In addition, negotiations with unions could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to address the threat of, or wait through, “cooling off” periods, which could be followed by union-initiated work actions, including strikes. Depending on the nature of the threat or the type and duration of any work action, these actions could disrupt our operations and, as a result, have a significant adverse affect on our operating results.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.
      A substantial portion of our indebtedness bears interest at fluctuating interest rates based on the London interbank offered rate for deposits of U.S. dollars, or LIBOR. LIBOR tends to fluctuate based on general economic conditions, general interest rates, including the prime rate, and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR. To the extent LIBOR increases, our interest expense will increase, in which event, we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

Our operating costs could increase as a result of past, current or new regulations that impose additional requirements and restrictions on airline operations.
      The airline industry is heavily regulated. Both federal and state governments from time to time propose new laws and regulations that impose additional requirements and restrictions on airline operations. Implementing these measures, such as aviation ticket taxes and passenger safety measures, has increased operating costs for us and the airline industry as a whole. In addition, new security measures imposed by the ATSA, or otherwise by Congress, the Department of Homeland Security or the FAA as a result of concern over continuing terrorist threats are expected to continue to increase costs for us and the airline industry as a whole. Furthermore, certain governmental agencies, such as the DOT and the FAA, have the authority to impose mandatory orders, such as Airworthiness Directives in connection with our aircraft and civil penalties for violations of applicable laws and regulations, each of which can result in material costs and adverse publicity. For example, the FAA from time to time may require us to retrofit our aircraft to meet enhanced safety standards. Depending on the implementation of these laws, regulations and other measures, our operating costs could increase significantly. We cannot predict which laws, regulations and other measures will be adopted or what other action regulators might take. Accordingly, we cannot guarantee that future legislative and regulatory acts will not have a material impact on our operating results.

Interruptions or disruptions in service at one our hub airports could have a material adverse impact on our operations.
      We operate primarily through our hubs in Phoenix and Las Vegas. A majority of our flights either originate or fly into one of these hubs. A significant interruption or disruption in service at one of our hubs could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, operations and financial performance.

The airline industry and the markets we serve are highly competitive and we may be unable to compete effectively against carriers with substantially greater resources or lower cost structures.
      The airline industry and most of the markets we serve are highly competitive. We compete with other airlines on the basis of pricing, scheduling (frequency and flight times), on-time performance, type of equipment, cabin configuration, amenities provided to passengers, frequent flyer programs, the automation of travel agent reservation systems, on-board products and other services. We compete with other low cost carriers primarily on the basis of pricing. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flyer initiatives. Most airlines will quickly match price reductions in a particular market and certain airlines have in the past engaged in retaliatory activities, including steep pricing discounts in certain markets and termination of alliance agreements, in response to changes in our pricing structure. Our ability to compete on the basis of price is limited by our fixed costs and depends on our ability to maintain low operating costs. Our principal competitor, Southwest Airlines, and certain other low cost carriers have lower operating cost structures than we do. We also compete against the legacy carriers, many of which offer more extensive routes, frequencies and customer loyalty, marketing and advertising programs and have substantially greater resources than we do. We may be unable to compete effectively against carriers with substantially greater resources or lower cost structures.

Recent airline restructurings and bankruptcies could alter the competitive environment of the airline industry to our detriment.
      The terrorist attacks of September 11, 2001, the continued military presence in Iraq and Afghanistan, increased competition from low cost carriers and soft economic conditions have led to the airline industry’s significant losses since 2001. Largely as a result of these losses, ATA Airlines, U.S. Airways, Aloha Airlines, Hawaiian Airlines and United Airlines filed for bankruptcy protection. Because bankruptcy protection may allow for greater flexibility in reducing costs by voiding contracts and renegotiating existing business obligations, current and future airline bankruptcies could have a substantial impact on industry competition. Continued weakness in the airline industry also may result in additional industry consolidation, greater reliance on industry alliances and increased price competition among the existing airlines, each of which could dramatically alter competitive environments in the markets we serve.

Our business is sensitive to general economic conditions, unforeseen events and seasonal fluctuations. As a result, our prior performance is not necessarily indicative of our future results.
      The air travel business historically fluctuates on a seasonal basis and in response to general economic conditions. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. In addition, the airline industry is highly susceptible to unforeseen events that result in declines in revenues or increased costs, such as political instability, regional hostilities, terrorist attacks, recession, fuel price escalation, inflation, infectious disease outbreaks, adverse weather conditions, consumer preferences, labor instability or regulatory oversight. Also, our results of operations for interim periods are not necessarily indicative of those for an entire year and our prior results are not necessarily indicative of our future results.

We depend on the expertise of our management team. If key individuals leave unexpectedly, our business and operations could suffer.
      Many of our executive officers are key to the management of our business and operations. Our future success depends on our ability to retain these officers and other capable managers. Although we believe we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. In addition, we may not be able to retain and recruit talented personnel without incurring substantial costs. Moreover, we must repay a portion of the government guaranteed loan if our labor costs exceed a certain threshold. As a result, our ability to spend additional amounts to retain and recruit talented personnel is limited.

The stockholders who effectively control the voting power of Holdings could take actions that would favor their own personal interests to the detriment of our interests.
      Currently, two stockholders collectively control more than 50% of the total voting power of Holdings. These stockholders, TPG Partners, L.P. and TPG Parallel I, L.P., or collectively, the TPG Stockholders, are controlled by the same company, TPG Advisors, Inc. Since TPG Advisors, Inc. is an investment firm, its strategic objectives may be different than both the short-term or long-term objectives of our board of directors and management. We cannot guarantee that the TPG Stockholders will not try to influence Holdings’ business in a way that would favor their own personal interests to the detriment of our interests and those of our other stockholders.

We are at risk of losses and adverse publicity stemming from any accident involving any of our aircraft.
      If one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability. There can be no assurance that the insurance we carry to cover damages arising from any future accidents will be adequate. In the event that our insurance is not adequate, we may be forced to bear substantial losses from an accident. Claims resulting from an accident in excess of our insurance coverage would harm our business and results of operations. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe or reliable, which could harm our reputation, result in air travelers being reluctant to fly on our aircraft and harm our business.

Our operations are often affected by factors beyond our control, including traffic congestion at airports, weather conditions and increased security measures, any of which could harm our financial condition and results of operations.
      Like other airlines, our operations are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures, such as those required to be implemented under the ATSA. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations and delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn affect profitability. As a result, cancellations or delays could harm our financial condition and results of operations.

We rely heavily on automated systems to operate our business and any failure of these systems could harm our business.
      We depend on automated systems to operate our business, including our computerized airline reservation system, our telecommunication systems and our website. In 2004, approximately 96% of our tickets were issued electronically. Our website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.

Shares of our Class B common stock issuable upon exercise or conversion of outstanding securities could adversely affect our stock price and dilute the ownership interests of existing stockholders.
      Sales and potential sales of substantial amounts of our Class B common stock or securities exercisable for or into our Class B common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class B common stock. A substantial number of additional shares of our Class B common stock are issuable upon the conversion or exercise of outstanding securities. As of March 14, 2005, the outstanding shares of our Class B common stock were subject to dilution by:

•	19,692,000 shares of Class B common stock that are issuable upon the exercise, at a price of $3.00 per share, of certain warrants issued in connection with the government guaranteed loan, including 18,754,000 shares of Class B common stock issuable upon exercise of a warrant issued to the Air Transportation Stabilization Board, or ATSB; and

•	9,615,245 shares of our Class B common stock that are issuable upon the exercise of outstanding options.
      In addition, 859,117 shares of Class B common stock are issuable upon conversion of the outstanding shares of Holdings’ Class A common stock held by the TPG Stockholders (but subject to certain contractual restrictions on transfer), up to 8,095,842 shares of Holdings’ Class B common stock are issuable upon the exchange of AWA’s 7.25% senior exchangeable notes due 2023 (which exchange may not occur until the trading price of Holdings’ Class B common stock reaches certain thresholds, or other triggering events occur) and up to approximately 9,400,000 shares of Holdings’ Class B common stock are issuable upon conversion of Holdings’ 7.5% convertible senior notes due 2009. Holdings has registered either the issuance or resale of all of these shares, meaning that upon exercise, exchange or conversion, as applicable, such shares could be sold in the public market at any time.

      The conversion or exercise of some or all of these notes, warrants and options will dilute the ownership interests of existing stockholders and any sales in the public market of our Class B common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of our Class B common stock. In addition, the existence of the notes, warrants and options may encourage short selling by market participants because conversion or exercise of the notes or warrants could depress the price of our Class B common stock.

Provisions in our charter documents might deter acquisition bids for us.
      Holdings’ Certificate of Incorporation and Bylaws contain provisions that, among other things:

•	authorize Holdings’ board of directors to issue preferred stock ranking senior to our Class B common stock without any action on the part of the stockholders;

•	establish advance notice procedures for stockholder proposals, including nominations of directors, to be considered at stockholders’ meetings;

•	authorize Holdings’ board of directors to fill vacancies on the board resulting from an increase in the authorized number of directors or any other cause; and

•	restrict the ability of stockholders to call special meetings of stockholders.
      These provisions might make it more difficult for a third party to acquire us, even if doing so would benefit the stockholders.

Our stock price may continue to be volatile and could decline substantially.
      The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for the Class B common stock to decline including, among others, the following:

•	our operating results failing to meet the expectations of securities analysts or investors in any quarter;

•	downward revisions in securities analysts’ estimates;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our Class B common stock;

•	governmental regulatory action; and

•	adverse changes in general market conditions or economic trends.

Item 2.	Properties
      For a description of the Company’s properties, see Item 1 of Part I of this Annual Report on Form 10-K.

Item 3.	Legal Proceedings
      Holdings, AWA and certain of Holdings’ stockholders, executive officers and directors have been named as defendants in lawsuits filed in March and April of 1999 and subsequently consolidated in the Federal District Court of Arizona, alleging violations of the Exchange Act in connection with Holdings’ public disclosures regarding its business and prospects during 1997 and 1998. The defendants deny the claims set forth in these lawsuits. A settlement of the lawsuits was reached with the plaintiffs in November 2004 for $15 million. A fairness hearing was held on March 9, 2005 to allow class members to object to the settlement. No objections were filed and the Court entered a final judgment. The lawsuit was fully insured, but AWA contributed $5.1 million to the settlement due to the insolvency of one of its insurers.
      In addition, Holdings and its subsidiaries are parties to various legal proceedings, including some purporting to be class action suits and some that demand large monetary damages or other relief, which, if granted, would require significant expenditures. See Note 6, “Commitments and Contingencies — (e) Contingent Legal Obligations,” in Holdings’ Notes to Consolidated Financial Statements and Note 7, “Commitments and Contingencies — (e) Contingent Legal Obligations,” in AWA’s Notes to Consolidated Financial Statements.

Item 4.	Submission of Matters to a Vote of Security Holders
      None.
Executive Officers of the Registrant
      Set forth below is information with respect to the names, ages, positions and offices with Holdings and AWA of the executive officers of Holdings and AWA as of March 14, 2005.
      W. Douglas Parker, Age 43. Chairman of the Board, President and Chief Executive Officer of Holdings and AWA. Mr. Parker joined the Company as Senior Vice President and Chief Financial Officer in June 1995. He was elected Executive Vice President of the Company and Executive Vice President — Corporate Group of AWA in April 1999. He was elected President of AWA in May 2000 and Chief Operating Officer of AWA in December 2000. He was elected to his current positions in September 2001.
      J. Scott Kirby, Age 37. Executive Vice President — Sales and Marketing of AWA. Mr. Kirby joined AWA as Senior Director — Schedules and Planning in October 1995. In October 1997, Mr. Kirby was elected to the position of Vice President — Planning and in May 1998, he was elected to the position of Vice President — Revenue Management. In January 2000, he was elected to the positions of Senior Vice President — E-Business and Technology of AWA. He was elected to his current position in September 2001.
      Jeffrey D. McClelland, Age 45. Executive Vice President and Chief Operating Officer of AWA. Mr. McClelland joined AWA as Senior Vice President — Operations in September 1999. He was elected Executive Vice President — Operations in September 2001 and was elected Chief Operating Officer in November 2002. From 1991 until 1999, Mr. McClelland worked at Northwest Airlines, most recently as Senior Vice President — Finance and Controller.
      Joseph C. Beery, Age 42. Senior Vice President and Chief Information Officer of AWA. Mr. Beery joined AWA in 1999 as Senior Director — Business Technology Delivery. In July 2000, Mr. Beery was elected to the position of Vice President — Business Technology Delivery. He was elected to his current position in December 2002. From 1989 until he joined AWA, Mr. Beery held a variety of positions in the computer integrated manufacturing group of Motorola Semiconductor.
      Hal M. Heule, Age 56. Senior Vice President — Technical Operations of AWA. Mr. Heule joined AWA in January 2001. From 1994 until the time he joined AWA, Mr. Heule served as Executive Vice President for Strand Associates, Inc., an aviation consulting firm.
      C.A. Howlett, Age 61. Senior Vice President — Public Affairs of AWA and Holdings. Mr. Howlett joined AWA as Vice President — Public Affairs in January 1995. On January 1, 1997, he was elected Vice President — Public Affairs of Holdings. He was elected to his current positions in February 1999.
      Derek J. Kerr, Age 40. Senior Vice President and Chief Financial Officer of AWA and Holdings. Mr. Kerr joined AWA as Senior Director — Financial Planning in April 1996. He was elected to the position of Vice President — Financial Planning and Analysis in May 1998. In February 2002, Mr. Kerr was elected Senior Vice President — Financial Planning and Analysis. He was elected to his current positions in September 2002.
      Anthony V. Mulé, Age 61. Senior Vice President — Customer Service of AWA. Mr. Mulé joined AWA as Vice President — In-Flight Services in 1996. He was elected to his current position in October 2000. Prior to joining AWA, Mr. Mulé held senior management positions at American Airlines, Pan American Airways and SuperShuttle, International.

      James E. Walsh III, Age 57. Senior Vice President and General Counsel of AWA. Mr. Walsh joined AWA as Senior Vice President and General Counsel in August 2004. Prior to joining AWA, Mr. Walsh was Senior Vice President & General Counsel of Fairchild Dornier Corporation. Prior to joining Fairchild in 1991, Mr. Walsh spent 12 years at American Airlines in various positions including Vice President of Purchasing & Inventory Control and later Vice President of Law.
      Michael R. Carreon, Age 51. Vice President and Controller of AWA. Mr. Carreon joined AWA as Senior Director — Corporate Audit in December 1994. He was elected to his current position in January 1996.
      Elise R. Eberwein, Age 39. Vice President — Corporate Communications of AWA. Ms. Eberwein joined AWA in September 2003. Prior to joining AWA, Ms. Eberwein held various communication positions for three other airlines, including Denver-based Frontier Airlines where she served as Vice President, Communications from 2000 until she joined AWA.
      Kara L. Gin, Age 34. Vice President — Financial Planning and Analysis of AWA. Mrs. Gin joined AWA as a Senior Analyst in Financial Planning & Analysis in June 1996. Prior positions held at AWA include Manager of Financial Planning, Manager of Flight Profitability, Director of Financial Planning and Senior Director of Distribution. She was elected to her current position in May 2004.
      Thomas T. Weir, Age 49. Vice President and Treasurer of AWA. Mr. Weir joined AWA in February 2000. From 1988 until 2000, Mr. Weir held various sales finance positions at Airbus Industrie of North America, Inc., most recently as Sales Finance Director.
PART II

Item 5.	Market for Registrants’ Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
      Holdings’ Class A common stock, par value $0.01 per share, is not publicly traded. Holdings’ Class B common stock, par value $0.01 per share, has been traded on the New York Stock Exchange under the symbol “AWA” since August 26, 1994.
      The following table sets forth, for the periods indicated, the high and low sales prices of the Class B common stock as reported on the New York Stock Exchange.

	Class B
	Common Stock

	High	Low

Year Ended December 31, 2004
First Quarter	$13.6200	$7.9200
Second Quarter	11.2400	8.8400
Third Quarter	9.1400	4.9300
Fourth Quarter	6.8600	3.9100
Year Ended December 31, 2003
First Quarter	$2.3300	$1.6700
Second Quarter	6.9800	1.9600
Third Quarter	11.0200	6.6300
Fourth Quarter	16.0000	9.5500
      As of December 31, 2004, there were two record holders of Class A common stock and approximately 2,949 record holders of Class B common stock.
      Holdings has not paid cash dividends in any of the last three fiscal years and does not anticipate paying cash dividends in the foreseeable future. The terms of the government guaranteed loan restrict the Company’s ability to pay cash dividends or repurchases shares of its stock prior to repayment of the loan in full.

      The following table set forth all purchases made by us or any “affiliated purchases” (as defined in Rule 10b-18(a)(3) of the Exchange Act), of Class B common stock during each month within the fourth quarter of 2004. No purchases were made pursuant to a publicly announced repurchase plan or program.

				(d)
				Maximum Number
			(c)	(or Approximate
			Total Number of	Dollar Value) of
			Shares Purchased	Shares that May
	(a)	(b)	as Part of Publicly	Yet be Purchased
	Total Number of	Average Price	Announced Plans	Under the Plans
Period	Shares Purchased(1)	Paid per Share	or Programs	or Programs

October 1, 2004 — October 31, 2004	120,700	4.82	—	—
November 1, 2004 — November 30, 2004	51,400	4.91	—	—
December 1, 2004 — December 31, 2004	8,000	5.16	—	—

(1)	Amounts consist of shares of Class B common stock purchased on the open market by the America West Holdings Corporation Future Care 401(k) Plan.
     AWA has 1,000 shares of common stock outstanding, all of which are owned by Holdings. There is no established public trading market for AWA’s common stock. Except for limited ability to fund operating expenses of Holdings, AWA’s ability to pay cash dividends on its common stock is restricted by the debt instruments and in the manner described above.

Item 6.	Selected Consolidated Financial Data
Selected Consolidated Financial Data of Holdings
      The selected consolidated financial data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheet Data” as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 are derived from the audited consolidated financial statements of Holdings. The selected consolidated financial data should be read in conjunction with the consolidated financial statements for the respective periods, the related notes and the related reports of the Company’s independent registered public accounting firms.

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(in thousands except per share amounts)
Consolidated statements of operations data:
Operating revenues	$2,338,957	$2,254,497	$2,047,116	$2,065,913	$2,344,354
Operating expenses(b)	2,382,728	2,232,362	2,206,540	2,476,594	2,356,991
Operating income (loss)	(43,771)	22,135	(159,424)	(410,681)	(12,637)
Income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle(c)	(88,993)	57,534	(214,757)	(324,387)	24,743
Income taxes (benefit)	30	114	(35,071)	(74,536)	17,064
Income (loss) before cumulative effect of change in accounting principle	(89,023)	57,420	(179,686)	(249,851)	7,679
Net income (loss)	(89,023)	57,420	(387,909)	(249,851)	7,679
Earnings (loss) per share before cumulative effect of change in accounting principle:
Basic	(2.47)	1.66	(5.33)	(7.42)	0.22
Diluted	(2.47)	1.26	(5.33)	(7.42)	0.22
Net income (loss) per share:
Basic	(2.47)	1.66	(11.50)	(7.42)	0.22
Diluted(d)	(2.47)	1.26	(11.50)	(7.42)	0.22
Shares used for computation:
Basic	36,026	34,551	33,723	33,670	35,139
Diluted(d)	36,026	56,113	33,723	33,670	35,688
Consolidated balance sheet data (at end of period):
Total assets(a)	$1,475,264	$1,614,385	$1,438,953	$1,469,218	$1,568,515
Long-term debt, less current maturities	635,129	688,965	700,983	224,551	145,578
Total stockholders’ equity(a)	36,447	125,989	68,178	420,363	667,073

(a)	The Company has restated its consolidated balance sheet and consolidated statement of stockholders’ equity and comprehensive income as of and for the year ended December 31, 2003 to reflect the non-compliance with SFAS No. 133. See Note 2, “Restatement of Previously Reported Amounts” in Notes to Consolidated Financial Statements.

(b)	The 2004 results include a $16.3 million net credit associated with the termination of the rate per engine hour agreement with General Electric Engine Services for overhaul maintenance services on V2500-A1 engines, a $0.6 million credit related to the revision of the estimated costs associated with the sale and leaseback of certain aircraft recorded in the first quarter of 2002 and a $0.4 million credit related to the revision of estimated charges associated with the Columbus, Ohio hub (“CMH”) closure originally recorded in the second quarter of 2003. These credits were partially offset by $1.9 million of net charges related to the return of certain Boeing 737-200 aircraft which includes termination payments of $2.1 million, the write-down of leasehold improvements and deferred rent of $2.8 million, offset by the net reversal of maintenance reserves of $3.0 million. The 2003 period includes $16.0 million of charges resulting from the elimination of AWA’s hub operations in CMH ($11.1 million), the reduction-in-force of certain management, professional and administrative employees ($2.3 million), the impairment of certain owned Boeing 737-200 aircraft that have been grounded ($2.6 million) offset by a $1.1 million reduction of charges due to a revision of the estimated costs related to the early termination of certain aircraft leases and a $0.5 million reduction related to the revision of estimated costs associated with the sale and leaseback of certain aircraft. The 2002 period includes $19.0 million of charges primarily related to the restructuring completed on January 18, 2002, resulting from the events of September 11, 2001. The 2001 period includes $141.6 million of special charges related to the impairment of reorganization value in excess of amounts allocable to identifiable assets (“ERV”) and owned aircraft and engines, as well as the earlier-than-planned return of seven leased aircraft and severance expenses following a reduction-in-force in 2001. See Note 11, “Special Charges” in Holdings’ Notes to Consolidated Financial Statements. The Company reclassified amounts related to settled fuel hedge transactions and mark-to-market adjustments on open hedge instruments from fuel expense to gain (loss) on derivative instruments, net. The amounts for the years ended December 31, 2004 and 2003 were an addition to fuel expense of $30.5 million and $10.7 million, respectively. For the years ended December 31, 2002 and 2001, the amounts reduced fuel expense by $0.7 million and $7.2 million, respectively.

(c)	Nonoperating income (expense) in the 2004 period includes a $30.5 million net gain on derivative instruments, which included mark-to-market changes and settled transactions, and $1.3 million for the write-off of debt issue costs in connection with the refinancing of the term loan. The 2003 period includes federal government assistance of $81.3 million recognized as nonoperating income under the Emergency Wartime Supplemental Appropriations Act and $8.5 million and $108.2 million recognized in 2002 and 2001, respectively, as nonoperating income under the Air Transportation Safety and System Stabilization Act. The 2003, 2002 and 2001 periods include a $10.7 million net gain, $0.7 million net loss and $7.2 million net loss on derivative instruments, respectively, including mark-to-market changes and settled transactions. See Note 12, “Nonoperating Income (Expenses) — Other, Net” in Holdings’ Notes to Consolidated Financial Statements.

(d)	The Company recalculated its diluted EPS for the year ended December 31, 2003 to include the 7.25% notes under the “if-converted” methodology. The impact reduced diluted EPS by $0.03 from $1.29 to $1.26.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
      Holdings’ primary business activity is ownership of the capital stock of AWA and, prior to January 1, 2004, The Leisure Company. Management’s Discussion and Analysis of Financial Condition and Results of Operations presented below relates to the consolidated financial statements of Holdings presented in Item 8A and the consolidated financial statements for AWA presented in Item 8B.
Restatement of Previously Reported Amounts
     Derivative Instruments
      In February 2005, management undertook a review of AWA’s accounting for its fuel hedging transactions. As a result of this review, management concluded that AWA’s fuel hedging transactions did not qualify for hedge accounting under U.S. generally accepted accounting principles and that the Company’s financial statements for prior periods required restatement to reflect the fair value of fuel hedging contracts in the balance sheets and statements of stockholders equity and comprehensive income of Holdings and AWA. See Note 2, “Restatement of Previously Reported Amounts” and Note 16, “Quarterly Financial Data (Unaudited)” in Holdings’ and Note 2, “Restatement of Previously Reported Amounts” and Note 15, “Quarterly Financial Data (Unaudited)” in AWA’s consolidated financial statements for the financial impact of the restatements. The Company concluded that these accounting errors were the result of deficiencies in its internal control over financial reporting, from the lack of effective reviews of hedge transaction documentation and of quarterly mark-to-market accounting entries on open fuel hedging contracts by personnel at an appropriate level.
2004 in Review
     Overview
      Over the past several years, the U.S. domestic airline industry has experienced an unprecedented financial crisis caused by the combination of the terrorist attacks of September 11, 2001, soft economic conditions, increased competition and capacity and high fuel prices. In response to these conditions, AWA had repositioned itself as a low cost carrier and was able to operate profitably for 2003. During 2004, however, extremely high jet fuel prices and excessive capacity throughout the domestic air system began to negatively impact all airlines including the low cost segment of the airline industry as well and several low cost carriers that had previously operated profitably, including AWA, experienced declining earnings. Despite difficult industry conditions, AWA was able to complete two financial transactions in the third and fourth quarters of 2004 that brought additional capital into the company and extended debt maturities.
      During 2004, our constant commitment to lower costs remained a priority and we implemented the following revenue and cost reduction initiatives:

•	We increased point-to-point flying and utilization flying, (using an aircraft that would ordinarily be parked at a gate for additional flights at minimal additional costs).

•	We continued to aggressively manage yield during peak travel periods.

•	We overhauled our first class fare structure much in the same way we did to our coach fares in 2002. This initiative reduced first class fares by up to 70 percent in some markets as compared to legacy carriers’ first class fares.

•	We launched two new websites designed to increase revenues from travel agents and corporate travel managers while lowering distribution costs.
      We also continued to position our airline as a low cost carrier with unique elements that differentiate our service from other low cost carriers. For example, in 2004 we continued, and intend to continue, to offer full service amenities that the major airlines offer, such as first class seating, an award winning frequent flyer program, FlightFund, and assigned seating. We believe that leisure and business customers will continue to value the service of low cost carriers and that our full service amenities give us a competitive advantage over other low cost carriers.
      In spite of these initiatives and others designed to increase revenue and productivity and reduce costs, we reported a net loss of $89.0 million in 2004 compared to net income of $57.4 million in 2003. The change in earnings was driven by a $181.1 million increase in fuel expense primarily due to a 39.1% increase in the average price per gallon of fuel. The 2003 results also included a nonoperating gain of $81.3 million related to federal government assistance recognized under the Emergency Wartime Supplemental Appropriations Act.
      Capacity, as measured by available seat miles (ASMs), was up 8.1% as compared to 2003. Passenger revenues were up 3.9% to $2.2 billion for 2004 over 2003. Passenger revenue per available seat mile (RASM) fell 3.8% during 2004 to 7.29 cents versus 2003 primarily due to a 5.2% decline in yield, a 7.9% increase in aircraft utilization and a 4.7% increase in average stage length.
      Total operating expenses were $2.4 billion, an increase of 6.7% from 2003. The average fuel price per gallon increased 39.1% to $1.24 during 2004. This, along with increased fuel burn due to increased flying during 2004, resulted in a 48.1% increase in fuel expenses in 2004 over 2003. In spite of the enormous increase in the cost of fuel, stringent cost controls enabled us to decrease unit costs by 1.3% during 2004 to 7.89 cents.
      In spite of our diligent work to contain our costs, we believe revenues will continue to reflect the excess capacity that exists across the domestic system and fuel prices will remain at, or exceed, record highs. Given these conditions, we anticipate significant losses for full year 2005.
      As of December 31, 2004, Holdings’ unrestricted and restricted cash, cash equivalents, short-term investments and investments in debt securities totaled $419.1 million. Although there can be no assurances, we believe that this cash balance, coupled with our financing commitments and cash flows from operating activities during 2005, will be adequate to fund our operating and capital needs as well as enable us to remain compliant with our various debt agreements through at least December 31, 2005.
     Cost Control
      We remain committed to maintaining a low cost structure, which we believe offers a significant competitive advantage over other major hub-and-spoke airlines in the United States. In 2004, our operating cost per available seat mile, or CASM, of 7.89 cents was the lowest of all the other major hub-and-spoke airlines in the United States and remained competitive with the major point-to-point airline, Southwest Airlines.
      In light of the current industry environment, we continue to focus on minimizing capital expenditures and prudent spending for discretionary expenses.
     Revised Pricing Structure
      The revenue environment during 2004 remained challenging. As background, we restructured our coach fares in March 2002 in an effort to maximize revenue and increase business traffic. We eliminated our historic pricing structure and replaced it with a simplified structure, the primary components of which included reduced business fares (typically 40-75% below the walkup prices on major network carriers), elimination of Saturday night stay requirements and more fares available on a one-way basis. At the same time, we significantly reduced the number and level of highly discounted fares available through off-tariff channels. Immediately following the introduction of the new fare structure, higher-cost competitors placed extremely low prices in our nonstop markets and Continental Airlines cancelled its long-standing code share and frequent flyer agreements with us. As a result of these actions, our year-over-year domestic unit revenue performance during 2002 and 2003 was significantly better than the industry average, and the net effect on revenue of our revised pricing structure was positive.
      In February 2004, we revised our first class pricing structure similar to the coach fare restructuring initiated on our coach fares in early 2002 and as discussed above. The new first class fare structure featured nonrefundable first class fares that are up to 70% lower than the industry’s traditional first class fares. We believe that the revised first class fare structure will exploit our competitive advantages over both the major airlines, as their higher cost structures may prevent them from reducing their first class fares to match ours in a profitable manner, and the other low cost carriers, as many of them do not have first class cabins.
      In spite of these initiatives, during 2004, we experienced increased low cost carrier (LCC) competition and increased legacy carrier competition, and the results of these two factors can be seen in our unit revenue performance relative to the industry during 2004. Also, in January 2005, Delta Airlines made significant changes to its domestic pricing structure. Refundable business fares were reduced approximately 50-60% with none of the new fares exceeding a coach class cap of $499. First class fares were capped at $599. Delta also relaxed many of the rules with regard to leisure fares such as eliminating the Saturday night minimum stay requirement. While America West still has lower business fares in most markets than those of Delta’s, Delta’s new pricing scheme has resulted in a reduction in the number of markets and magnitude of pricing advantages previously held by America West. In addition, long-term industry competitive reaction is unclear at this time, and there is potential for negative revenue impact on the industry and America West. However, given the adverse impacts to our revenues in 2004 from increased LCC competition and increased legacy carrier response, we believe that the incremental effect of the Delta initiative will be smaller than it would have been had the Delta fare initiative occurred earlier.

Customer Service
      Continued emphasis on customer service is essential to growing our business and leisure traffic. Therefore, we are committed to building a successful airline by taking care of our customers.
      AWA reported the following operating statistics to the DOT for 2004, 2003, and 2002:

				Percent Change	Percent Change
	2004	2003	2002	2004 - 2003	2004 - 2002

On-time performance(a)	75.7	82.0	82.9	(7.7)	(8.7)
Completion factor(b)	98.4	99.0	99.0	(0.6)	(0.6)
Mishandled baggage(c)	3.98	3.30	3.55	20.6	12.1
Customer complaints(d)	1.02	0.84	1.63	21.4	(37.4)

(a)	Percentage of reported flight operations arriving on time.

(b)	Percentage of scheduled flight operations completed.

(c)	Rate of mishandled baggage reports per 1,000 passengers.

(d)	Rate of customer complaints filed with the DOT per 100,000 passengers.
     2004 proved to be a challenging year from an operations performance perspective. AWA made a business decision to increase aircraft utilization approximately 10%, in order to increase revenues and reduce unit costs. This increased utilization came through a combination of increased night flying through the Las Vegas hub and the creation of flight opportunities during the day when some aircraft previously sat on the ground for extended periods. Additionally, 2004 was a difficult year from an Air Traffic Control or “ATC” perspective. The growth in FAA reportable delays significantly outpaced the growth of domestic air traffic. For the year, FAA reportable delays grew 41.1% year-over-year compared to a 4.5% growth in domestic air traffic. AWA’s utilization growth, coupled with the increased ATC delays, offset somewhat by operating improvements, were the contributing factors resulting in the overall change in operating performance.

2005 Outlook
      We continue to face considerable challenges in 2005, including competing with legacy carriers that, through a variety of restructuring mechanisms, have reduced labor wages, extended debt maturities and lowered their overall cost per available seat mile. These actions could cause AWA’s cost advantage to diminish. In addition, recent fare initiatives by the major carriers may also cause a reduction in revenue per available seat mile. In 2004, we made loan repayments of approximately $85.8 million on the government guaranteed loan and payments of approximately $168.5 million in respect to our off-balance sheet aircraft financing arrangements. In 2005, we will need to make loan repayments of approximately $85.8 million on the government guaranteed loan, $41.3 million to redeem the 10 3/4 senior unsecured notes and payments of approximately $167.8 million in respect to our off-balance sheet aircraft financing arrangements. Although there can be no assurances, management believes that cash flow from operating activities, coupled with existing cash balances and financing commitments, will be adequate to fund the Company’s operating and capital needs as well as enable it to maintain compliance with its various debt agreements at least through December 31, 2005. See “Risk Factors Relating to the Company and Industry Related Risks” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
Results of Operations

Summary of Holdings’ Financial Results
      Holdings recorded a consolidated net loss of $89.0 million in 2004, or diluted earnings per share of $2.47. This compares to consolidated income of $57.4 million, or $1.26 per diluted share, in 2003 and a consolidated loss before the cumulative effect of a change in accounting principle of $179.7 million, or $5.33 per diluted share, in 2002. Including the cumulative effect of a change in accounting principle related to the Company’s adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, Holdings’ net loss for 2002 was $387.9 million, or $11.50 per diluted share.
      The 2004 results include a $16.3 million net credit associated with the termination of the rate per engine hour agreement with General Electric Engine Services for overhaul maintenance services on V2500-A1 engines. This credit was partially offset by $1.9 million of net charges related to the return of certain Boeing 737-200 aircraft which includes termination payments of $2.1 million, the write-down of leasehold improvements and deferred rent of $2.8 million, offset by the net reversal of maintenance reserves of $3.0 million.
      The 2004 results also include a $30.5 million net gain on derivative instruments, including mark-to-market changes and settled transactions, a $6.1 million charge arising from the resolution of pending litigation, a $4.6 million loss on the sale and leaseback of two new Airbus aircraft and a $1.3 million charge for the write-off of debt issue costs in connection with the refinancing of the term loan.
      The 2003 results include a nonoperating gain of $81.3 million related to the federal government assistance received under the Emergency Wartime Supplemental Appropriations Act, a $10.8 million net gain on derivative instruments, including mark-to-market changes and settled transactions, a $9.8 million nonoperating gain on sale of the Company’s investment in Hotwire.com and a $3.3 million nonoperating gain on sale of the Company’s investment in National Leisure Group. See Note 12, “Nonoperating Income (Expenses) — Other, Net” in Holdings’ Notes to Consolidated Financial Statements. The 2003 results also include an operating gain of $4.4 million related to the purchase and subsequent exchange of an A320 airframe and a $2.8 million operating gain related to the settlement of disputed billings under the Company’s frequent flyer program. These gains were offset in part by $19.7 million of charges related to the execution of a new labor agreement with the Air Line Pilots Association (“ALPA”) net charges of $14.4 million resulted from the elimination of AWA’s hub operations in Columbus, Ohio ($11.1 million), the reduction-in-force of certain management, professional and administrative employees ($2.3 million) and the impairment of certain owned Boeing 737-200 aircraft that have been grounded ($2.6 million), offset by a $1.1 million reduction due to a revision of the estimated costs related to the early termination of certain aircraft leases and a $0.5 million reduction related to the revision of estimated costs associated with the sale and leaseback of certain aircraft. See Note 11, “Special Charges” in Holdings’ Notes to Consolidated Financial Statements.
      The 2002 results include charges of $19.0 million primarily related to the restructuring completed on January 18, 2002 and an operating gain of $4.9 million related to a change in the Company’s vacation policy for certain administrative employees. The Company also recognized a nonoperating charge of $2.8 million related to the write-off of the Company’s investment in an e-commerce entity and a nonoperating gain of $8.5 million related to the federal government assistance received under the Air Transportation Safety and

System Stabilization Act in 2002. AWA did not record an income tax benefit for the year ended December 31, 2004 as it currently expects to continue to record a full valuation allowance on any future tax benefits until it has achieved several quarters of consecutive profitable results coupled with an expectation of continued profitability. Consolidated income tax expense for financial reporting purposes was $0.1 million for 2003 on pretax income of $57.5 million. This compares to a consolidated income tax benefit for financial reporting purposes of $35.1 million for the 2002 period on a consolidated loss before income tax benefit and cumulative effect of a change in accounting principle of $214.8 million. The benefit in 2002 is primarily due to additional carryback losses made available as a result of the enactment of new tax legislation allowing an extended carryback period under the Job Creation and Workers Assistance Act of 2002.
AWA
      The following discussion provides an analysis of AWA’s results of operations and reasons for material changes therein for the years ended December 31, 2004, 2003 and 2002.
America West Airlines, Inc.
Statements of Operations
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands)

	2004	2003	2002

Operating revenues:
Passenger	$2,196,627	$2,113,629	$1,929,444
Cargo	28,233	26,914	27,574
Other	113,417	113,274	89,545

Total operating revenues	2,338,277	2,253,817	2,046,563

Operating expenses:
Salaries and related costs	655,185	658,042	601,870
Aircraft rents	304,343	297,518	295,016
Other rents and landing fees	167,772	154,598	158,290
Aircraft fuel	557,098	375,996	299,284
Agency commissions	25,191	34,457	49,953
Aircraft maintenance materials and repairs	205,580	223,266	252,691
Depreciation and amortization	54,354	66,865	75,201
Special charges (credits), net	(15,432)	14,370	19,030
Other	423,890	402,613	451,444

Total operating expenses	2,377,981	2,227,725	2,202,779

Operating income (loss)	(39,704)	26,092	(156,216)

Nonoperating income (expenses):
Interest income	14,169	13,249	17,551
Interest expense, net	(86,488)	(86,743)	(79,529)
Federal government assistance	—	81,255	8,466
Gain (loss) on disposition of property and equipment	1,460	151	(1,852)
Gain on sale of investment	—	9,762	—
Gain (loss) on derivative instruments, net	23,782	10,746	(656)
Other, net	1,547	6,888	215

Total nonoperating income (expenses), net	(45,530)	35,308	(55,805)

Income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle	$(85,234)	$61,400	$(212,021)

      The table below sets forth selected operating data for AWA.

	Year Ended
	December 31,
				Percent Change		Percent Change
	2004	2003	2002	2004 - 2003		2003 - 2002

Aircraft (end of period)	138	139	143	(0.7)		(2.8)
Average daily aircraft utilization (hours)(a)	10.9	10.1	9.6	7.9		5.2
Available seat miles (in millions)(b)	30,153	27,888	27,008	8.1		3.3
Block hours (in thousands)(c)	557	519	505	7.3		2.8
Average stage length (miles)(d)	1,052	1,005	949	4.7		5.9
Average passenger journey (miles)(e)	1,686	1,564	1,434	7.8		9.1
Revenue passenger miles (in millions)(f)	23,333	21,295	19,878	9.6		7.1
Load factor (percent)(g)	77.4	76.4	73.6	1.0	pts	2.8	pts
Passenger enplanements (in thousands)(h)	21,132	20,050	19,454	5.4		3.1
Yield per revenue passenger mile (cents)(i)	9.41	9.93	9.71	(5.2)		2.3
Revenue per available seat mile:
Passenger (cents)(j)	7.29	7.58	7.14	(3.8)		6.2
Total (cents)(k)	7.75	8.08	7.58	(4.1)		6.6
Fuel consumption (gallons in millions)	450	423	411	6.4		2.9
Average fuel price (cents per gallon)	123.7	88.9	73.0	39.1		21.8
Full-time equivalent employees (end of period)	11,893	11,475	12,111	3.6		(5.3)

(a)	Average daily aircraft utilization — The average number of block hours per day for all aircraft in service.

(b)	Available seat mile (“ASM”) — A basic measure of production. It is one seat flown one statute mile.

(c)	Block hours — The hours measured from the moment an aircraft first moves under its own power, including taxi time, for the purposes of flight until the aircraft is docked at the next point of landing and its power is shut down.

(d)	Average stage length — The average of the distances flown on each segment of every route.

(e)	Average passenger journey — The average one-way trip measured in statute miles for one passenger origination.

(f)	Revenue passenger mile (“RPM”) — A basic measure of sales volume. It is one passenger flown one mile.

(g)	Load factor — The percentage of available seats that are filled with revenue passengers.

(h)	Passenger enplanements — The number of passengers on board an aircraft including local, connecting and through passengers.

(i)	Yield — A measure of airline revenue derived by dividing passenger revenue by revenue passenger miles and expressed in cents per mile.

(j)	Passenger revenue per available seat mile (“RASM”) — Total passenger revenues divided by total available seat miles.

(k)	Total revenue per available seat mile — Total operating revenues divided by total available seat miles.
     The table below sets forth the major components of CASM for AWA for the applicable years.

	Year Ended
	December 31,
				Percent Change	Percent Change
	2004	2003	2002	2004 - 2003	2003 - 2002

	(in cents)
Salaries and related costs	2.17	2.36	2.23	(7.9)	5.9
Aircraft rents	1.01	1.07	1.09	(5.4)	(2.3)
Other rents and landing fees	0.56	0.55	0.59	0.4	(5.4)
Aircraft fuel	1.85	1.35	1.11	37.0	21.7
Agency commissions	0.08	0.12	0.18	(32.4)	(33.2)
Aircraft maintenance materials and repairs	0.68	0.80	0.94	(14.8)	(14.4)
Depreciation and amortization	0.18	0.24	0.28	(24.8)	(13.9)
Special charges (credits), net	(0.05)	0.06	0.07	—	(26.9)
Other	1.41	1.44	1.67	(2.6)	(13.6)

	7.89	7.99	8.16	(1.3)	(2.1)

2004 Compared with 2003
      AWA realized an operating loss of $39.7 million in 2004 compared to operating income of $26.1 million in 2003. Loss before income taxes was $85.3 million in 2004 compared to income before income taxes of $61.4 million for the comparable 2003 period.
      Total operating revenues for 2004 were $2.3 billion. Passenger revenues were $2.2 billion in 2004 compared to $2.1 billion in 2003. A 9.6% increase in RPMs exceeded an 8.1% increase in capacity, as measured by ASMs, resulting in a 1.0 point increase in load factor to 77.4%. RASM during 2004 decreased 3.8 percent to 7.29 cents, despite a 4.7 percent increase in average stage length, while yields decreased 5.2 percent to 9.41 cents. Cargo revenues for 2004 increased $1.3 million (4.9%) due to higher mail volumes. Other revenues remained flat year of year.
      Operating expenses increased $150.3 million or 6.7% compared to the comparable 2003 period, while ASMs increased 8.1% due to increases in average stage length of 4.7% and aircraft utilization of 7.9%. CASM decreased 1.3% to 7.89 cents in 2004 from 7.99 cents in 2003 despite a 39.1% increase in average fuel price per gallon. The 2004 period includes a $15.4 million reduction in special charges versus a $14.4 million charge in 2003. Significant changes in the components of operating expense per ASM are explained as follows:

•	Salaries and related costs per ASM decreased 7.9% due to increased productivity and lower benefit costs. ASMs increased 8.1% and average full-time equivalent employees (“FTEs”) decreased 2.2%. This increase in productivity was offset in part by a $26.5 million increase in pilot payroll expense principally as a result of the new labor agreement with the Air Line Pilots Association (“ALPA”) effective December 30, 2003.

•	Aircraft rent expense per ASM decreased 5.4% due to the 7.9% increase in aircraft utilization.

•	Other rents and landing fees expense per ASM remained flat year over year as increases in airport rents ($6.6 million) and landing fees ($5.7 million) were offset by the 8.1% increase in ASMs.

•	Aircraft jet fuel expense per ASM increased 37.0% due primarily to a 39.1% increase in the average price per gallon of fuel to 123.7 cents in 2004 from 88.9 cents in 2003.

•	Agency commissions expense per ASM decreased 32.4% due to the reductions in various travel agency incentive programs and lower override commissions.

•	Aircraft maintenance materials and repair expense per ASM decreased 14.8% due to decreases in capitalized maintenance amortization expense ($23.4 million), and aircraft C-Check expense ($4.0 million). The decrease in capitalized maintenance amortization expense is driven by changes in the estimated useful life on certain engines, effective January 1, 2004, as a result of changes in aircraft utilization ($9.2 million), and on certain aircraft engine overhaul costs, effective April 1, 2003, driven by a new maintenance agreement that guarantees minimum cycles on engine overhauls ($2.3 million). During 2004, the net decrease of fully amortized assets versus new asset amortization totaled $6.6 million. These decreases were partially offset by increases in airframe maintenance ($6.1 million) and engine overhaul ($3.7 million) expenses.

•	Depreciation and amortization expense per ASM decreased 24.8% due to lower computer hardware and software amortization ($6.1 million) as a result of AWA’s cash conservation program, which reduced capital expenditures and lower amortization expenses related to aircraft leasehold improvements ($1.7 million). The change in the estimated useful life as a result of changes in AWA’s fleet plan discussed above contributed to the decrease in depreciation for improvements on AWA’s owned aircraft ($3.1 million), and for rotable and repairable spare parts ($2.1 million).

•	Other operating expenses per ASM decreased 2.6% to $1.41 from $1.44 primarily due to decreases in catering costs ($6.3 million), bad debt expense ($2.6 million) and traffic liability insurance ($1.8 million). These decreases were partially offset by increases in aircraft jet fuel tax ($4.7 million), passenger traffic related expenses ($4.2 million), reservation system booking fees ($4.1 million), legal fees ($3.6 million), computer credit card discount fees ($3.5 million), airport guard services ($1.9 million) and ground handling expenses ($1.6 million). As a result, other operating expenses increased by $21.4 million. In addition, the 2004 period also included a $5.1 million charge resulting from the settlement of the shareholder lawsuit, a $4.6 million charge related to the sale and leaseback transactions of two new aircraft, a $3.5 million gain resulting from the settlement of a claim in bankruptcy for amounts earned under an executory contract, a $2.0 million gain resulting from the settlement of a lawsuit related to certain computer hardware and software that had previously been written off, a $1.0 million charge related to an arbitration settlement with Aeroxchange and a $1.0 million volume incentive earned due to certain Affinity Card sales levels meeting certain contract thresholds. The comparable 2003 period includes a $4.4 million gain related to the purchase and subsequent exchange of an A320 airframe.
      AWA had net nonoperating expense of $45.5 million in 2004 compared to net nonoperating income of $35.3 million in 2003. The 2003 period benefited from $81.3 million of federal government assistance received under the Emergency Wartime Supplemental Appropriations Act. See Note 16, “Emergency Wartime Supplemental Appropriations Act” in AWA’s Notes to Consolidated Financial Statements. In 2004, debt issue costs totaling $1.3 million were written off in connection with the refinancing of the term loan. This was more than offset by a gain on the disposition of property and equipment ($1.1 million) primarily due to the sale of two Boeing 737-200 aircraft. Interest income increased $0.9 million or 6.9% due to higher average cash balances in the 2004 period. The changes in the fair value of the Company’s derivative instruments and the net realized gains for the settled hedge transactions was a $23.8 million credit in 2004 compared to a $10.7 million credit in the 2003 period. Interest expense remained flat year-over-year. The 2003 period also includes a $9.8 million gain related to the sale of an investment in Hotwire.com. See Note 12, “Nonoperating Income (Expenses) — Other, Net” in AWA’s Notes to Consolidated Financial Statements.

2003 Compared with 2002
      AWA recorded operating income of $26.1 million in 2003 compared to an operating loss of $156.2 million in 2002. Income before income taxes was $61.4 million in 2003 compared to a loss before income taxes and the cumulative effect of a change in accounting principle of $212.0 million in 2002.
      Total operating revenues for 2003 were $2.3 billion. Passenger revenues were $2.1 billion in 2003 compared to $1.9 billion in 2002. A 7.1% increase in RPMs exceeded a 3.3% increase in capacity, as measured by ASMs, resulting in a 2.8 point increase in load factor to 76.4%. RASM during 2003 increased 6.2 percent to 7.58 cents, despite a 5.9 percent increase in average stage length, while yields improved 2.3 percent to 9.93 cents. Cargo revenues for 2003 decreased $0.7 million (2.4%) due to lower freight and mail volumes. Other revenues, which consist primarily of alcoholic beverage sales, contract service sales, service charges, America West Vacations net revenues and Mesa codeshare agreement revenues, increased $23.7 million (26.5%) due to increased net revenues from AWA’s code sharing agreement with Mesa Airlines, higher excess baggage revenue and higher ticket refund and reissue penalty fees for ticketing changes.
      Operating expenses, including special charges of $14.4 million and $19.0 million recognized in 2003 and 2002, respectively, (see Note 11, “Special Charges” in AWA’s Notes to Consolidated Financial Statements) increased $24.9 million or 1.1%, while ASMs increased 3.3% in 2003 as compared to 2002. As a result, CASM decreased 2.1% to 7.99 cents in 2003 from 8.16 cents in 2002. Significant changes in the components of operating expense per ASM are explained as follows:

•	Salaries and related costs per ASM increased 5.9% primarily due to an increase in the accrual for employee performance bonuses and AWArd Pay ($20.1 million), charges related to the execution of a new labor agreement between AWA and ALPA ($19.7 million), higher medical, disability and workers’ compensation insurance costs ($6.7 million), vacation expense due to a change in the Company’s vacation policy for certain administrative employees in 2002 ($6.4 million) and DOT on-time performance bonuses ($2.3 million). These increases were offset in part by a 4.5% decrease FTEs in 2003 as compared to 2002, driven by the Company’s decision to eliminate its Columbus hub operations and the reduction-in-force of management, administrative and professional employees.

•	Aircraft rent expense per ASM decreased 2.3% due to a reduction of rental rates as a result of lease extensions that occurred in 2003.

•	Other rents and landing fees expense per ASM decreased 5.4% primarily due to lower costs for borrowed parts ($5.6 million) and other space rental ($1.3 million). This decrease was offset in part by higher airport rent ($1.5 million) and landing fees ($1.4 million).

•	Aircraft jet fuel expense per ASM increased 21.7% primarily due to a 21.8% increase in the average price per gallon of fuel to 88.9 cents in 2003 from 73.0 cents in 2002.

•	Agency commissions expense per ASM decreased 33.2% primarily due to the elimination of base commissions for travel agency tickets issued in the United States, effective March 21, 2002, subsequent reductions in various travel agency incentive programs and lower override commissions.

•	Aircraft maintenance materials and repair expense per ASM decreased 14.4% primarily due to lower aircraft C-Check ($10.1 million), airframe maintenance ($3.1 million), and engine overhaul ($2.9 million) expenses and the 3.3% increase in ASMs. In addition, a change in the estimated useful life of certain aircraft engine overhaul costs, effective April 1, 2003 and driven by a new maintenance agreement that guarantees minimum cycles on engine overhauls, resulted in a $12.7 million reduction in capitalized maintenance amortization expense (see Note 1, “Summary of Significant Accounting Policies — (e) Aircraft Maintenance and Repairs” in AWA’s Notes to Consolidated Financial Statements) offset by a $0.9 million penalty for the return of two spare engines in 2003.

•	Depreciation and amortization expense per ASM decreased 13.9% due primarily to reduced capital expenditures as a result of the Company’s cash conservation program and the 3.3% increase in ASMs. Decreases in computer hardware, software and facility improvements ($4.5 million), aircraft leasehold improvement amortization ($2.9 million) and depreciation expense for owned aircraft ($2.0 million) were offset in part by an increase in depreciation expense for rotable aircraft parts ($0.9 million).

•	Other operating expenses per ASM decreased 13.6% from 1.67 cents to 1.44 cents primarily due to decreases in traffic liability insurance ($11.6 million), computer reservations system booking fees ($7.7 million), security services ($6.0 million), FlightFund expense ($5.2 million), bad debt expense ($5.2 million) and the 3.3% increase in ASMs. These decreases were offset in part by increased credit card fees ($6.2 million). In addition, the 2003 period includes a $4.4 million gain related to the purchase and subsequent exchange of an A320 airframe and a $2.8 million credit related to the settlement of disputed billings under the Company’s frequent flyer program.

      AWA had net nonoperating income of $35.3 million in 2003 compared to $55.8 million of net nonoperating expenses in 2002. The 2003 period benefited from $81.3 million of federal government assistance received under the Emergency Wartime Supplemental Appropriations Act. See Note 16, “Emergency Wartime Supplemental Appropriations Act” in AWA’s Notes to Consolidated Financial Statements. Interest expense increased $7.2 million in 2003 due to higher average outstanding debt while interest income decreased $4.3 million primarily due to lower interest rates in 2003 compared to 2002. The 2003 period also includes a $9.8 million gain related to the sale of an investment in Hotwire.com. See Note 12, “Nonoperating Income (Expenses) — Other, Net” in AWA’s Notes to Consolidated Financial

Statements. The 2002 period included $8.5 million of federal government assistance received under the Air Transportation Safety and System Stabilization Act and a $2.8 million charge related to the write-off of AWA’s investment in an e-commerce entity. The changes in the fair value of the Company’s derivative instruments and the net realized gains and losses for the settled hedge transactions was a $10.7 million credit in 2003 compared to $0.7 million expense in the 2002 period.
Liquidity and Capital Resources

Sources and Uses of Cash
      At December 31, 2004, Holdings’ and AWA’s total cash, cash equivalents, short-term investments, investments in debt securities and restricted cash balances were $419.1 million and $398.5 million, respectively. Net cash provided by operating activities for Holdings and AWA was $20.8 million and $20.6 million, respectively, in 2004. This compares to net cash provided by operating activities of $241.8 million and $226.1 million for Holdings and AWA, respectively, in 2003. The year-over-year decrease in net cash provided by operating activities of $221.0 million and $205.4 million for Holdings and AWA, respectively, was primarily due to the loss in the 2004 period and the receipt of $81.3 million of refunded security fees from the Federal government in 2003.
      In 2004, net cash used in investing activities was $16.1 million for Holdings and $16.0 million for AWA, respectively. This compares to net cash used in investing activities of $491.6 million for both Holdings and AWA in 2003. Principal investing activities during 2004 included purchases of property and equipment totaling $219.4 million for both Holdings and AWA and net sales of short-term investments and investments in debt securities totaling $205.3 million for both Holdings and AWA. The 2003 period included purchases of property and equipment totaling $154.4 million for both Holdings and AWA and net purchases of short-term investments totaling $269.4 million for both Holdings and AWA. Restricted cash increased by $2.2 million during 2004 compared to an increase of $23.9 million during 2003 primarily due to an increase in cash reserves required under an agreement for processing the Company’s Visa and MasterCard credit card transactions. The 2003 period also included proceeds from the disposition of assets totaling $25.8 million.
      In 2004, net cash used in financing activities was $41.2 million and $42.3 million for Holdings and AWA, respectively, consisting principally of $175.6 debt repayments including principal repayments of $85.8 million for the government guaranteed loan. In addition, AWA entered into a term loan financing with GECC resulting in proceeds of $110.6 million, approximately $77.0 million of which was used to pay off the balance of the term loan with Muzuho Corporate Bank, Ltd. and certain other lenders. The 2004 period also includes $30.8 million of proceeds from the issuance of senior secured discount notes, secured by the Company’s leasehold interest in its Phoenix maintenance facility and flight training center. This compares to net cash provided by financing activities of $67.4 million and $65.0 million for Holdings and AWA, respectively, in 2003. The 2003 period included proceeds from the issuance of senior exchangeable notes totaling $86.8 million and debt repayments of $16.8 million.
      Capital expenditures for 2004 were $219.4 million for Holdings and AWA. Capital expenditures for 2003 were $154.4 million for Holdings and AWA. Included in these amounts are capital expenditures for capitalized maintenance of approximately $139.2 million and $119.3 million for both Holdings and AWA for 2004 and 2003, respectively.

Off-Balance Sheet Arrangements

The Pass Through Trusts
      Since AWA’s restructuring in 1994, AWA has set up 19 pass through trusts, which have issued over $1.4 billion of pass through trust certificates (also known as “Enhanced Equipment Trust Certificates” or “EETC”) covering the financing of 54 aircraft. These trusts are off-balance sheet entities, the primary purpose of which is to finance the acquisition of aircraft. Rather than finance each aircraft separately when such aircraft is purchased or delivered, these trusts allow the Company to raise the financing for several aircraft at one time and place such funds in escrow pending the purchase or delivery of the relevant aircraft.

The trusts are also structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financing to AWA.
      Each trust covered a set amount of aircraft scheduled to be delivered within a specific period of time. At the time of each covered aircraft financing, the relevant trust used the funds in escrow to purchase equipment notes relating to the financed aircraft. The equipment notes were issued, at AWA’s election, either by AWA in connection with a mortgage financing of the aircraft or by a separate owner trust in connection with a leveraged lease financing of the aircraft. In the case of a leveraged lease financing, the owner trust then leased the aircraft to AWA. In both cases, the equipment notes are secured by a security interest in the aircraft. The pass through trust certificates are not direct obligations of, nor guaranteed by, Holdings or AWA. However, in the case of mortgage financings, the equipment notes issued to the trusts are direct obligations of AWA and in the case of leveraged lease financings, the leases are direct obligations of AWA. In addition, neither Holdings nor AWA guarantee or participate in any way in the residual value of the leased aircraft. All aircraft financed by these trusts are currently structured as leveraged lease financings, which are not reflected as debt on the balance sheets of either AWA or Holdings. In 2004, AWA made $168.5 million in lease payments in respect of the leveraged lease financings under the pass through trusts.

Other Operating Leases
      In addition to the aircraft financed by the pass through trust certificates, AWA has noncancelable operating leases covering 82 aircraft, of which four aircraft will be delivered in 2005, as well as leases for certain terminal space, ground facilities and computer and other equipment. In 2004, AWA made $197.2 million in lease payments related to these operating leases. See the Airline’s fleet section in Item 1 for further discussion.

Special Facility Revenue Bonds
      In June 1999, Series 1999 special facility revenue bonds (“new bonds”) were issued by a municipality to fund the retirement of the Series 1994A bonds (“old bonds”) and the construction of a new concourse with 14 gates at Terminal 4 in Phoenix Sky Harbor International Airport in support of AWA’s strategic growth plan. The new bonds are due June 2019 with interest accruing at 6.25% per annum payable semiannually on June 1 and December 1, commencing on December 1, 1999. The new bonds are subject to optional redemption prior to the maturity date on or after June 1, 2009 in whole or in part, on any interest payment date at the following redemption prices: 101% on June 1 or December 1, 2009; 100.5% on June 1 or December 1, 2010; and 100% on June 1, 2011 and thereafter. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 97-10, “The Effect of Lessee Involvement in Asset Construction,” the Company accounts for this as an operating lease.
      In connection with these bonds, AWA entered into an Amended and Restated Airport Use Agreement, pursuant to which AWA agreed to make sufficient payments to the Industrial Development Authority (“IDA”) to cover the principal and interest of the bonds and to indemnify the IDA for any claims arising out of the issuance and sale of the bonds and the use and occupancy of the concourses financed by these bonds and the old bonds. At December 31, 2004, the outstanding principal amount of the bonds was $21.8 million. The Company estimates its remaining payments to cover the principal and interest of these bonds will be approximately $43.6 million.

Commitments
      As of December 31, 2004, we had $786.3 million of long-term debt (including current maturities). This amount consisted primarily of the $343.2 million government guaranteed loan, a secured term loan financing with General Electric Capital Corporation (“GECC”), of which $110.6 million remains outstanding, $39.5 million principal amount of 10 3/4% senior unsecured notes, $112.3 million principal amount of 7.5% convertible senior notes (including interest through December 31, 2004 as a deemed loan added to the principal thereof) and $252.7 million issue price of 7.25% senior exchangeable notes, of which $86.8 million was received at issuance.

Government Guaranteed Loan
      In January 2002, AWA closed a $429 million loan supported by a $380 million guarantee provided by the ATSB. Certain third-party counter-guarantors have fully and unconditionally guaranteed the payment of an aggregate of $45 million of the outstanding principal amount under the government guaranteed loan plus accrued and unpaid interest thereon. In addition, Holdings has fully and unconditionally guaranteed the payment of all principal, premium, interest and other obligations outstanding under the government guaranteed loan and has pledged the stock of AWA to secure its obligations under such guarantee. Principal amounts under this loan become due in ten installments of $42.9 million on each March 31 and September 30, commencing on March 31, 2004 and ending on September 30, 2008. Principal amounts outstanding under the government guaranteed loan bear interest at a rate per annum equal to LIBOR plus 40 basis points.
      Subject to certain exceptions, we are required to prepay the government guaranteed loan with:

•	the net proceeds of all issuances of debt or equity by either Holdings or AWA after January 2002;

•	proceeds from asset sales in excess of $20 million in any fiscal year; and

•	insurance proceeds in excess of $2 million to the extent such proceeds are not used to restore or replace the assets from which such proceeds are derived.
      In addition, we are required to prepay the government guaranteed loan upon a change in control and we may be required to prepay portions of the loan if our employee compensation costs exceed a certain threshold. We may, at our option, prepay the government guaranteed loan without premium or penalty, subject to reimbursement of the lenders’ breakage costs in the case of prepayment of LIBOR loans.
      The government guaranteed loan requires that AWA maintain a minimum cash balance of $100 million. In addition, the government loan contains customary affirmative covenants and the following negative covenants: restrictions on liens, investments, restricted payments, fundamental changes, asset sales and acquisitions, the creation of new subsidiaries, sale and leasebacks, transactions with affiliates, the conduct of business, mergers or consolidations, issuances and dispositions of capital stock of subsidiaries, and amendments to other indebtedness. The government guaranteed loan contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

GECC Term Loan Financing
      On September 10, 2004, AWA entered into a term loan financing with GECC providing for loans in an aggregate amount of $110.6 million. AWA used approximately $77.0 million of the proceeds from this financing to repay in full its term loan with Mizuho Corporate Bank, Ltd. and certain other lenders and to pay certain costs associated with this transaction. AWA used the remaining proceeds for general corporate purposes. The new term loan financing consists of two secured term loan facilities: a $75.6 million term loan facility secured primarily by spare parts, rotables and appliances (the “Spare Parts Facility”); and a $35.0 million term loan facility secured primarily by aircraft engines and parts installed in such engines (the “Engine Facility”).
      The facilities are cross-collateralized on a subordinated basis and the collateral securing the facilities also secures on a subordinated basis certain of AWA’s other existing debt and lease obligations to GECC and its affiliates.
      The loans under the Spare Parts Facility are payable in full at maturity on September 10, 2010. The loans under the Engine Facility are payable in equal quarterly installments of $1.3 million beginning on March 10, 2006 through June 10, 2010 with the remaining loan amount of $11.8 million payable at maturity on September 10, 2010. The loans under each facility may be prepaid in an amount not less than $5 million at any time after the 30th monthly anniversary of the funding date under such facility. If AWA fails to maintain a certain ratio of rotables to loans under the Spare Parts Facility, it may be required to pledge additional rotables or cash as collateral, provide a letter of credit or prepay some or all of the loans under the Spare Parts Facility. In addition, the loans under the Engine Facility are subject to mandatory prepayment upon the occurrence of certain events of loss applicable to, or certain dispositions of, aircraft engines securing the facility.
      Principal amounts outstanding under the loans bear interest at a rate per annum based on three-month LIBOR plus a margin. Both facilities contain customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

Senior Secured Discount Notes Due 2009
      On December 27, 2004, AWA raised additional capital by financing its Phoenix maintenance facility and flight training center. The flight training center was previously unencumbered, and the maintenance facility became unencumbered earlier this year when AWA refinanced its term loan. Using its leasehold interests in these two facilities as collateral, AWA, through a wholly owned subsidiary named FTCHP LLC, raised $30.8 million through the issuance of senior secured discount notes. The notes were issued by FTCHP at a discount pursuant to the terms of a senior secured term loan agreement among the Company, FTCHP, Heritage Bank, SSB, as administrative agent, Citibank, N.A., as the initial lender, and the other lenders from time to time party thereto. Citibank, N.A. subsequently assigned all of its interests in the notes to third party lenders.
      AWA has fully and unconditionally guaranteed the payment and performance of FTCHP’s obligations under the notes and the loan agreement. The notes require aggregate principal payments of $36.0 million with principal payments of $1.5 million due on each of the first two anniversary dates and the remaining principal amount due on the fifth anniversary date. The notes may be prepaid in full at any time (subject to customary LIBOR breakage costs) and in partial amounts of $1.5 million on the third and fourth anniversary dates. The unpaid principal amount of the notes bears interest based on LIBOR plus a margin subject to adjustment based on a loan to collateral value ratio.
      The loan agreement contains customary covenants applicable to loans of this type, including obligations relating to the preservation of the collateral and restrictions on the activities of FTCHP. In addition, the loan agreement contains events of default, including payment defaults, cross-defaults to other debt of FTCHP, if any, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.
      In connection with this financing, AWA sold all of its leasehold interests in the maintenance facility and flight training center to FTCHP and entered into subleases for the facilities with FTCHP at lease rates expected to approximate the interest payments due under the notes. In addition, AWA agreed to make future capital contributions to FTCHP in amounts sufficient to cover principal payments and other amounts owing pursuant to the notes and the loan agreement.
      The proceeds from this financing, together with $10.5 million from operating cash flow, were irrevocably deposited with the trustee for AWA’s 10 3/4% senior unsecured notes due 2005 and subsequently redeemed on January 26, 2005.

10 3/4% Senior Notes due 2005
      In August 1995, AWA issued $75.0 million principal amount of 10 3/4% senior unsecured notes due 2005 of which $39.5 million remained outstanding at December 31, 2004. Interest on the 10 3/4% senior unsecured notes is payable semiannually in arrears on March 1 and September 1 of each year. The senior notes were subsequently redeemed on January 26, 2005.

7.5% Convertible Senior Notes due 2009
      In connection with the closing of the government guaranteed loan and the related transactions, Holdings issued $104.5 million of 7.5% convertible senior notes due 2009, of which approximately $112.3 million remained outstanding at December 31, 2004 (including interest paid through December 31, 2004 as a deemed loan added to the principal thereof). These notes are convertible into shares of class B common stock, at the option of the holders, at an initial conversion price of $12.00 per share or a conversion ratio of approximately 83.333 shares per $1,000 principal amount of such notes, subject to standard anti-dilution adjustments. Interest on the 7.5% convertible senior notes is payable semiannually in arrears on June 1 and December 1 of each year. At Holdings’ option, the first six interest payments were payable in the form of a deemed loan added to the principal amount of these notes. The 7.5% convertible senior notes will mature on January 18, 2009 unless earlier converted or redeemed. The payment of principal, premium and interest on the 7.5% convertible senior notes is fully and unconditionally guaranteed by AWA.
      Holdings may redeem 7.5% convertible senior notes, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount thereof), if redeemed during the twelve-month period commencing on January 18 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Redemption Price

2005	103.75%
2006	102.50%
2007	101.25%
2008 and thereafter	100.00%

7.25% Senior Exchangeable Notes due 2023
      In July and August of 2003, AWA completed a private placement of approximately $86.8 million issue price of 7.25% Senior Exchangeable Notes due 2023. The notes bear cash interest until July 30, 2008. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount daily at a rate of 7.25% per year until maturity. Each note was issued at a price of $343.61 and is exchangeable for class B common stock of Holdings at an exchange ratio of 32.038 shares per $1,000 principal amount at maturity of the notes (subject to adjustment in certain circumstances). This represents an equivalent conversion price of approximately $10.73 per share. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be $252,695,000. The notes are unconditionally guaranteed on a senior unsecured basis by Holdings.
      Holders may exchange their notes for the shares of class B common stock of Holdings in any fiscal quarter commencing after September 30, 2003, if, as of the last day of the preceding fiscal quarter, the closing sale price of the class B common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted exchange price per share of Class B common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be exchangeable at any time at the option of the holder through maturity. The accreted exchange price per share as of any day will equal the issue price of a note plus accrued original issue discount to that day divided by 32.038, subject to any adjustments to the exchange rate through that day.
      On or before July 30, 2018, a holder also may exchange its notes for shares of the Class B common stock at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average exchange value for the notes during that period. Exchange value is equal to the product of the closing sale price for the shares of Class B common stock on a given day multiplied by the then current exchange rate, which is the number of shares of Class B common stock for which each note is then exchangeable.
      In addition, the holders may exchange the notes if the notes have been called for redemption or if certain specified corporate transactions have occurred.
      Holders of the notes may require AWA to repurchase the notes at a price equal to the original issue price plus accrued cash interest and original issue discount, if any, on July 30, 2008, 2013 and 2018. The purchase price of such notes may be paid in cash or class B common stock of Holdings, subject to certain restrictions.

In addition, each holder may require AWA to purchase all or a portion of such holder’s notes upon the occurrence of certain change of control events concerning AWA or Holdings. AWA may redeem the notes, in whole or in part, on or after July 30, 2008 at a price equal to the original issue price plus accrued cash interest and original issue discount, if any.

Other Indebtedness and Obligations
      In addition to the above described indebtedness, we had $39.5 million of secured equipment notes and $45.8 million of other unsecured indebtedness, including $29.3 million of industrial revenue bonds.
      The following table sets forth our cash obligations as of December 31, 2004.

						Beyond
	2005	2006	2007	2008	2009	2009	Total

	(in thousands)
Long-term debt:
Equipment notes — non-EETC(1)	$8,305	$8,305	$7,772	$15,082	$—	$—	$39,464
GECC term loan(2)	—	5,158	5,158	5,158	5,158	89,932	110,564
7.5% convertible senior notes due 2009(3)	—	—	—	—	112,299	—	112,299
7.25% senior exchangeable notes due 2023(4)	—	—	—	—	—	252,695	252,695
Government guaranteed loan(5)	85,800	85,800	85,800	85,800	—	—	343,200
State loan(6)	250	250	250	—	—	—	750
10 3/4% senior unsecured notes due 2005	39,548	—	—	—	—	—	39,548
Industrial development bonds(7)	—	—	—	—	—	29,300	29,300
AVSA promissory notes(8)	15,750	—	—	—	—	—	15,750
Senior Secured Discount Notes(9)	1,530	1,529	1,529	1,530	29,870	—	35,988

	151,183	101,042	100,509	107,570	147,327	371,927	979,558
Cash aircraft rental payments(10)	343,554	318,668	300,247	249,000	223,894	1,668,015	3,103,378
Lease payments on equipment and facility operating leases(11)	18,117	16,744	14,645	15,017	14,180	51,919	130,622
Capital lease obligations	4,659	4,988	1,773	—	—	—	11,420
Special facility revenue bonds(12)	1,363	1,363	1,362	1,362	2,044	36,106	43,600
Aircraft purchase commitments(13)	272,820	456,891	47,697	—	—	—	777,408
Engine maintenance commitments(14)	12,000	6,000	3,000	1,000	—	—	22,000

Total	$803,696	$905,696	$469,233	$373,949	$387,445	$2,127,967	$5,067,986

(1)	Includes approximately $39.5 million of equipment notes with variable interest rates of 2.88% to 3.37%, averaging 2.96% at December 31, 2004, installments due 2005 through 2008.

(2)	The amount consists of two the Spare Parts Facility and the Engine Facility with a variable interest rate of 6.41% at December 31, 2004. See “— GECC Term Loan Financing” above.

(3)	Includes $90.7 million principal amount of 7.5% convertible senior notes, due 2009, and $21.6 million of interest paid in kind of issuance through December 31, 2004. For financial reporting purposes, we initially recorded the convertible senior notes at their fair market value on the date of issuance. As of December 31, 2004, the accreted balance of the convertible senior notes in the accompanying consolidated balance sheet is approximately $68.5 million.

(4)	Includes $252.7 million principal amount of 7.25% senior exchangeable notes due July 2023 with cash interest payable through July 2008 at a rate of 2.49% on the principal amount at maturity. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount at a rate of 7.25% until maturity. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be $252.7 million.

(5)	Government guaranteed loan includes $343.2 million with a variable interest rate of 2.38% at December 31, 2004 and ratable principal payments due 2005 through 2008. Guarantee fees of approximately 8.0% of the outstanding guaranteed principal balance in 2005 through 2008 are payable to the U.S. Treasury Department and other loan participants.

(6)	Includes Arizona State loan of $0.8 million due December 2007 with a variable interest rate of 5.97% at December 31, 2004.

(7)	Includes $29.3 million of 6.3% industrial development bonds due April 2023.

(8)	Includes AVSA promissory notes of $15.8 million due 2005 with a variable interest rate of 3.61% at December 31, 2004.

(9)	Includes $36.0 million of senior secured discount notes due 2009 with a variable interest rate of 6.42% at December 31, 2004.

(10)	Includes non-cancelable operating leases for 136 aircraft with remaining terms ranging from five months to approximately 19 years. Management estimates the debt equivalent value of these operating leases approximates $1.9 billion using an interest rate of 10%.

(11)	Includes leases for terminal space, ground facilities, the flight training center and computer and other equipment under non-cancelable operating leases.

(12)	Includes Series 1999 Terminal 4 Improvements Bonds, due 2019.

(13)	Includes commitments to purchase a total of 20 Airbus aircraft and seven spare engines for delivery in 2005 through 2007.

(14)	Includes minimum commitments under AWA’s rate per engine hour agreement with General Electric Engine Services for overhaul maintenance services on CFM56-3B engines through April 2008. Minimum monthly commitment amounts: for the period through and including April 2006 — $1.0 million, for the period May 2006 through and including April 2008 — $250,000. These amounts reflect the termination agreement signed by AWA in late December 2004 which eliminates the V2500-A1 engines from the program.
     We expect to fund these cash obligations from funds provided by operations and future financings, if necessary. The cash available to us from these sources, however, may not be sufficient to cover these cash obligations because economic factors outside our control may reduce the amount of cash generated by operations or increase our costs. For instance, an economic downturn or general global instability caused by military actions, terrorism, disease outbreaks and natural disasters could reduce the demand for air travel, which would reduce the amount of cash generated by operations. An increase in our costs, either due to an increase in borrowing costs caused by a reduction in our credit rating or a general increase in interest rates or due to an increase in the cost of fuel, maintenance, aircraft and aircraft engines and parts, could decrease the amount of cash available to cover the cash obligations. In addition, we may be required to prepay portions of the government guaranteed loan if our employee compensation costs exceed a certain threshold and we may be required to prepay portions of the term loan to the extent the value of the collateral securing the term loan decreases. In any of these cases, our liquidity may be adversely affected and we may not have sufficient cash to prepay the government loan and meet our other obligations. Moreover, the government guaranteed loan contains a $100 million minimum cash balance requirement. As a result, we cannot use all of our available cash to fund operations, capital expenditures and cash obligations without violating this requirement.
      Although there can be no assurances, management believes that cash flow from operating activities, coupled with existing cash balances and financing commitments, will be adequate to fund the Company’s operating and capital needs as well as enable it to maintain compliance with its various debt agreements at least through December 31, 2005.

Financial Covenants and Credit Rating
      In addition to the minimum cash balance requirements, our long-term debt agreements contain various negative covenants that restrict our actions, including our ability to pay dividends, or make other restricted payments. Finally, our long-term debt agreements contain cross-default provisions, which may be triggered by defaults by us under other agreements relating to indebtedness. See “Risk Factors Relating to the Company and Industry Related Risks — Our high level of fixed obligations limits our ability to fund general corporate requirements and obtain additional financing, limits our flexibility in responding to competitive developments and increases our vulnerability to adverse economic and industry conditions.” As of December 31, 2004, Holdings and AWA were in compliance with the covenants in their long-term debt agreements.
      Our credit ratings are relatively low, with Moody’s assessment of AWA’s senior implied rating and senior unsecured debt rating at B3 and Caa2, respectively, Standard & Poor’s assessment of AWA’s and Holdings’ corporate credit ratings at B- and AWA’s senior unsecured rating at CCC and Fitch Ratings’ assessment of AWA’s long-term and unsecured debt rating at CCC. In addition, Standard & Poor’s recently placed AWA’s aircraft debt on CreditWatch with negative implications as part of a broader review of aircraft-backed debt. Low credit ratings could cause our borrowing costs to increase, which would increase our interest expense and could affect our net income and our credit ratings could adversely affect our ability to obtain additional financing. The rating agencies base their ratings on our financial performance and operations, our cash flow and liquidity, the level of our indebtedness and industry conditions in general. If our financial performance or industry conditions do not improve, we may face future downgrades, which could further negatively impact our borrowing costs and the prices of our equity or debt securities. In addition, any downgrade of our credit ratings may indicate a decline in our business and in our ability to satisfy our obligations under our indebtedness. See “Risk Factors Relating to the Company and Industry Related Risks — Because of our relatively low credit ratings, our borrowing costs may be high and our ability to incur additional debt may be impaired.”
Other Information

Labor Relations
      A large majority of the employees of the major airlines in the United States are represented by labor unions. The majority of AWA employees have selected union representation and/or negotiated collective bargaining agreements with AWA. Although there are few remaining employee groups who could engage in organization efforts, we cannot predict the outcome of any future efforts to organize those remaining employees or the terms of any future labor agreements or the effect, if any, on the Company’s or AWA’s operations or financial performance. For more discussion, see “Risk Factors Relating to the Company and Industry Related Risks — Negotiations with labor unions could divert management attention and disrupt operations and new collective bargaining agreements or amendments to existing collective bargaining agreements could increase our labor costs and operating expenses.”

Income Taxes
      At December 31, 2004, the Company had net operating loss carryforwards (“NOLs”) and tax credit carryforwards for federal income tax purposes of approximately $451.4 million and $1.1 million, respectively. The NOLs expire during the years 2007 through 2024 while approximately $0.2 million of the tax credit carryforwards will expire in 2005 and 2006. The Company also had capital loss carryforwards for federal income tax purposes of approximately $1.4 million which expire in 2009. However, such carryforwards are not available to offset federal (and in certain circumstances, state) alternative minimum taxable income. Further, as a result of a statutory “ownership change” (as defined for purposes of Section 382 of the Internal Revenue Code) that occurred as a result of the Company’s reorganization in 1994, the Company’s ability to utilize its NOLs and business tax credit carryforwards may be restricted.
      The Company’s reorganization and the associated implementation of fresh start reporting in 1994 gave rise to significant items of expense for financial reporting purposes that are not deductible for income tax purposes. In large measure, it is these nondeductible expenses that result in an effective tax expense (benefit) rate for financial reporting purposes that differs from the current federal statutory income tax rate of 35%.

Government Regulations
      On November 19, 2001, the President signed into law the ATSA. This law enhances aviation security measures and federalizes many aspects of civil aviation security. The ATSA established a new Transportation Security Administration, now within the Department of Homeland Security. Under the ATSA, substantially all security screeners at airports are federal employees and a significant number of other airport security functions are overseen and performed by federal employees, including federal security managers, federal law enforcement officers and federal air marshals. The ATSA mandated that beginning on January 18, 2002, all checked baggage at United States airports be screened using explosive detection systems or, where such systems are not yet available, using other screening techniques such as positively matching baggage to a passenger who has boarded an aircraft. The ATSA required all checked baggage to be screened by explosive detection systems by December 31, 2003. Other requirements in the ATSA that directly affect airline operations include the strengthening of cockpit doors, deploying federal air marshals on board certain flights, improving airline crew security training and expanding use of criminal background checks of employees. Implementation of these and other requirements of the ATSA resulted in increased costs for air carriers and may result in delays and disruptions to air travel. Under the ATSA, funding for the new federal security system is provided by a $2.50 per enplanement ticket tax, not to exceed $5.00 per one-way trip, and by imposing additional direct fees on air carriers. In 2004 and 2003, the Company’s cost of compliance with the security requirements of the ATSA was approximately $14.4 million and $13.2 million, respectively. The estimated cost to the Company of compliance with the security requirements of the ATSA for 2005 is approximately $17.0 million under current law. Under the proposed White House budget released February 7, 2005, this ticket tax for security fees would increase from $2.50 per leg to $5.50 with a cap of $8.00 one-way trip with multiple legs and $16.00 for a round trip. This budget proposal is subject to approval of Congress. As a result of competitive pressure, AWA and other airlines may be unable to recover all of these additional security costs from passengers through increased fares. In addition, we cannot forecast what new security and safety requirements may be imposed in the future or the costs or financial impact of complying with any such requirements.
      In 1997, new aviation taxes were imposed through September 30, 2007 to provide funding for the FAA. Included in the law is a phase-in of a modified federal air transportation excise tax structure with a system that includes a domestic excise tax which started at 9% and declined to 7.5% in 1999, a domestic segment tax that started at $1.00 and increased to $3.00 in 2003, and an increase in taxes imposed on international travel from $6.00 per international departure to an arrival and departure tax of $12.00 (each way). Both the domestic segment tax and the international arrival and departure tax are indexed for inflation. The legislation also included a 7.5% excise tax on certain amounts paid to an air carrier for the right to provide mileage and similar awards (e.g., purchase of frequent flyer miles by a credit card company). As a result of competitive pressures, AWA and other airlines have been limited in their ability to pass on the cost of these taxes to passengers through fare increases.
      For additional information on government regulation and its effect on the Company see “Government Regulations” in Item 1, Business.

Related Party Transactions
      As part of our reorganization in 1994, Continental Airlines and AWA entered into an alliance agreement that included code sharing arrangements, reciprocal frequent flyer programs and ground handling operations. In March 2002, AWA received notice from Continental of its intention to terminate the code sharing and frequent flyer agreements between the two airlines, effective April 26, 2002. Two of Continental’s directors are managing partners of Texas Pacific Group, which, through TPG Advisors, Inc., effectively controls the voting power of Holdings. See “Risk Factors Relating to the Company and Industry Related Risks — The stockholders who effectively control the voting power of Holdings could take actions that would favor their own personal interests to the detriment of our interests.” AWA paid Continental approximately $13.4 million, $17.3 million and $25.5 million and also received approximately $4.1 million, $5.0 million and $15.9 million in 2004 and 2003 and 2002, respectively, from Continental pursuant to these agreements.
      Texas Pacific Group agreed to reimburse the Company approximately $2.5 million for expenses incurred by the Company on its behalf. As a result, the Company recorded this as a receivable as of December 31, 2004. Subsequent to December 31, 2004, the Company received $1.3 million in such reimbursement and expects to receive an additional $1.2 million in 2005.

Application of Critical Accounting Policies
      The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires that we make certain estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the date of our financial statements. We believe our estimates and assumptions are reasonable; however, actual results could differ from those estimates. We have identified the following critical accounting policies that require the use of significant judgments and estimates relating to matters that are inherently uncertain and may result in materially different results under different assumptions and conditions.

•	Passenger Revenue — Passenger revenue is recognized when transportation is provided. Ticket sales for transportation that has not yet been provided are recorded as air traffic liability. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized in revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based on the statistical analysis of our historical data. Any adjustments resulting from periodic evaluations of the estimated air traffic liability are included in results of operations during the period in which the evaluations are completed.

•	Accounting For Long-Lived Assets — Owned property and equipment are recorded at cost and depreciated to residual values over the estimated useful lives using the straight-line method. Leasehold improvements relating to flight equipment and other property on operating leases are amortized over the life of the lease, or the life of the asset, whichever is shorter. Interest on advance payments for aircraft acquisitions and on expenditures for aircraft improvements is capitalized and added to the cost of the asset. The estimated useful lives of our owned aircraft, jet engines, flight equipment and rotable parts range from five to 25 years. The estimated useful lives of our technical support facility and flight training center in Phoenix, Arizona are 22 years and 30 years, respectively. The estimated useful lives of our ground property and equipment range from three to 12 years. We test for impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment loss is recognized if the carrying amount of the asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset.

•	Frequent Flyer Accounting — We maintain a frequent travel award program known as “FlightFund” that provides a variety of awards to program members based on accumulated mileage. The estimated cost of providing the free travel is recognized as a liability and charged to operations as program members accumulate mileage. Travel awards are valued at the incremental cost of carrying one passenger, based on expected redemptions. Incremental costs are based on expectations of expenses to be incurred on a per passenger basis and include fuel, liability insurance, food, beverages, supplies and ticketing costs. We also sell mileage credits to companies participating in our FlightFund program, such as hotels, car rental agencies and credit card companies. Transportation-related revenue from the sale of mileage credits is deferred and recognized when transportation is provided. A change to the estimated cost per mile, minimum award level, percentage of revenue to be deferred or deferred recognition period could have a significant impact on our revenues or mileage liability accrual in the year of the change as well as future years.

•	Long-Term Maintenance Reserve — We record an accrual for the estimated cost of scheduled airframe and engine overhauls required to be performed on leased aircraft upon their return to the lessors. These estimates are based on historical costs and our assumptions regarding the renewal of aircraft leases. A significant change to AWA’s fleet plan could have a material impact on our reserve requirements.

•	Deferred Tax Asset Valuation Allowance — The Company initially recorded a full valuation allowance relating to its net deferred tax assets at December 31, 2001 and to tax benefits generated in 2002. In recording that valuation allowance, we considered whether it was more likely than not that all or a portion of the deferred tax assets will not be realized, in accordance with SFAS No. 109, “Accounting for Income Taxes.” The Company was in a cumulative loss position three out of four years between December 31, 2001 through December 31, 2004, which weighed heavily in the overall determination that a valuation allowance was needed. As of December 31, 2004, the Company had recorded a valuation allowance of $129.0 million against its net deferred tax assets. The Company expects to continue to record a full valuation allowance on any future tax benefits until we have achieved several quarters of consecutive profitable results coupled with an expectation of continued profitability.

Recently Issued Accounting Pronouncements
      In November 2004, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” which requires that issuers of convertible securities with contingent conversion features use the “if-converted” method to calculate reported earnings per share (“EPS”) irrespective of the contingent conversion trigger being met. As approved by the FASB, this change is effective for years ending after December 15, 2004. The Company applied this methodology in the accompanying consolidated statement of operations. The impact of using the “if-converted” method for the Company’s 7.25% Notes is antidilutive for the years ended December 31, 2004 and 2002. For the year ended December 31, 2003, the inclusion of the 7.25% Notes reduced diluted EPS by $0.03 from $1.29 to $1.26.
      In November 2004, the FASB issued Revised Statement No. 123, “Accounting for Share-Based Payment” (“SFAS No. 123R”). This statement requires the Company to recognize the grant-date fair value of stock options in the Statement of Operations. In addition, the Company will be required to calculate this compensation using the fair-value based method, versus the intrinsic value method previously allowed under SFAS No. 123. This revision is effective for periods beginning after June 15, 2005. Accordingly, the Company will adopt this revised SFAS effective July 1, 2005. The Company is currently evaluating how it will adopt SFAS No. 123R and has not determined the method it will use to value granted stock options. The adoption of SFAS No. 123R is expected to have a material effect on the Company’s results of operations. See Note 1, “Summary of Significant Accounting Policies” (n) “Stock Options” for the Company’s disclosure of the impact of the compensation cost associated with stock options under SFAS No. 123.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Sensitive Instruments

(a) Commodity Price Risk
      Aircraft jet fuel costs accounted for approximately 23% of the Company’s total operating expenses during 2004. At current consumption levels, a one-cent per gallon change in the price of jet fuel would affect the Company’s annual operating results in 2005 by approximately $5.7 million which includes Mesa. Accordingly, a substantial change in the price of jet fuel would have a significant impact on the Company’s results of operations.
      In 1996, AWA implemented a fuel hedging program to manage the risk from fluctuating jet fuel prices. The program’s objectives are to provide some protection against extreme, upward movements in the price of jet fuel and to protect AWA’s ability to meet its annual fuel expense budget. Under the program, AWA may enter into certain hedging transactions with approved counterparties for future periods generally not exceeding 12 months.
      As of December 31, 2004, the Company had entered into costless collar transactions that establish an upper and lower limit on heating oil futures prices and basis swap transactions that establish the spread between heating oil and jet fuel. These transactions are in place with respect to approximately 42% of projected 2005 fuel requirements, including 67% related to the first quarter of 2005, 46% related to the second quarter, 36% related to the third quarter and 20% for the fourth quarter. See “Risk Factors Relating to the Company and Industry Related Risks — Fluctuations in jet fuel costs could adversely affect our operating expenses and results.”
      The use of such hedging transactions in the Company’s fuel hedging program could result in the Company not fully benefiting from certain declines in heating oil futures prices. At December 31, 2004, the Company estimates that a 10% increase in heating oil futures prices would increase the fair value of the costless collar transactions by approximately $7.5 million. The Company estimates that a 10% decrease in heating oil futures prices would decrease the fair value of the costless collar transactions by approximately $9.6 million.
      As of March 14, 2005, approximately 45% and 2% of AWA’s remaining 2005 and 2006, respectively, projected fuel requirements are hedged.

(b) Interest Rate Risk
      The Company’s exposure to interest rate risk relates primarily to its variable rate long-term debt obligations. At December 31, 2004, the Company’s variable-rate long-term debt obligations of approximately $545.7 million represented approximately 69.4% of its total long-term debt. If interest rates increased 10% in 2004, the impact on the Company’s results of operations would not be material.
Item 8A. Consolidated Financial Statements and Supplementary Data — America West Holdings Corporation
      Consolidated balance sheets of Holdings as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and stockholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2004, together with the related notes and the reports of KPMG LLP, and PricewaterhouseCoopers LLP, independent registered public accounting firms, are set forth on the following pages.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
America West Holdings Corporation:
      We have audited the accompanying consolidated balance sheets of America West Holdings Corporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and stockholders’ equity and comprehensive income for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of America West Holdings Corporation and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of America West Holdings Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005, expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.
      As discussed in Note 2 to the accompanying consolidated financial statements, the Company has restated the consolidated balance sheet as of December 31, 2003 and the consolidated statement of changes in stockholders’ equity and comprehensive income for the year then ended. As discussed in Note 13 to the accompanying consolidated financial statements, the Company restated its dilutive earnings per share for the year ended December 31, 2003 in connection with the adoption of Emerging Issue Task Force 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share”.
KPMG LLP
Phoenix, Arizona
March 11, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
of America West Holdings Corporation:
      In our opinion, the accompanying consolidated statements of operations, of cash flows and of stockholders’ equity and comprehensive income for the year ended December 31, 2002 present fairly, in all material respects, the results of operations and cash flows of America West Holdings Corporation and its subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      As discussed in Note 1(k) to the consolidated financial statements, the Company changed its method of accounting for reorganization value in excess of amounts allocable to identifiable assets in connection with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.
PricewaterhouseCoopers LLP
Phoenix, Arizona
March 24, 2003

America West Holdings Corporation
Consolidated Balance Sheets
December 31, 2004 and 2003
(in thousands except share data)

	2004	2003

		(As restated —
		see Note 2)

ASSETS
Current assets:
Cash and cash equivalents	$149,091	$153,357
Short-term investments	126,651	322,615
Restricted cash	41,264	42,900
Accounts receivable, less allowance for doubtful accounts of $1,487 in 2004 and $5,807 in 2003	108,837	77,235
Expendable spare parts and supplies, less allowance for obsolescence of $14,759 in 2004 and $12,254 in 2003	57,563	58,575
Prepaid expenses	141,571	129,368

Total current assets	624,977	784,050

Property and equipment:
Flight equipment	926,930	858,395
Other property and equipment	290,897	273,284
Equipment purchase deposits	63,450	46,050

	1,281,277	1,177,729
Less accumulated depreciation and amortization	624,742	570,017

	656,535	607,712

Other assets:
Investments in debt securities	30,000	40,740
Restricted cash	72,091	69,876
Other assets, net	91,661	112,007

	193,752	222,623

	$1,475,264	$1,614,385

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$151,183	$103,899
Current obligations under capital leases	3,475	3,442
Accounts payable	173,887	210,288
Air traffic liability	194,718	174,486
Accrued compensation and vacation benefits	42,699	61,045
Accrued taxes	32,796	36,846
Other accrued liabilities	65,958	59,277

Total current liabilities	664,716	649,283

Long-term debt, less current maturities	635,129	688,965
Capital leases, less current obligations	5,061	8,467
Deferred credits and other liabilities	133,911	141,681
Commitments and contingencies (see Note 6)
Stockholders’ equity:
Preferred stock, $.01 par value. Authorized 48,800,000 shares; no shares issued	—	—
Class A common stock, $.01 par value. Authorized 1,200,000 shares; issued and outstanding 859,117 shares at December 31, 2004 and 2003	8	8
Class B common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 51,564,865 shares in 2004 and 51,239,200 shares in 2003	516	512
Additional paid-in capital	632,446	631,269
Accumulated deficit	(288,617)	(199,594)
Less: Cost of Class B common stock in treasury, 16,437,575 shares in 2004 and 16,283,895 shares in 2003	(307,906)	(306,206)

Total stockholders’ equity	36,447	125,989

	$1,475,264	$1,614,385

See accompanying Notes to Consolidated Financial Statements.

America West Holdings Corporation
Consolidated Statements of Operations
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands except per share data)

	2004	2003	2002

Operating revenues:
Passenger	$2,196,627	$2,113,629	$1,929,444
Cargo	28,233	26,914	27,574
Other	114,097	113,954	90,098

Total operating revenues	2,338,957	2,254,497	2,047,116

Operating expenses:
Salaries and related costs	656,462	660,299	603,657
Aircraft rents	304,343	297,518	295,016
Other rents and landing fees	167,772	154,598	158,290
Aircraft fuel	557,098	375,996	299,284
Agency commissions	25,191	34,457	49,953
Aircraft maintenance materials and repairs	205,580	223,266	252,691
Depreciation and amortization	54,354	66,865	75,201
Special charges (credits), net	(15,432)	14,370	19,030
Other	427,360	404,993	453,418

Total operating expenses	2,382,728	2,232,362	2,206,540

Operating income (loss)	(43,771)	22,135	(159,424)

Nonoperating income (expenses):
Interest income	7,597	6,262	10,549
Interest expense, net	(79,608)	(79,665)	(72,442)
Federal government assistance	—	81,255	8,466
Gain (loss) on disposition of property and equipment	1,460	151	(1,852)
Gain on sale of investments	—	10,110	—
Gain (loss) on derivative instruments, net	23,782	10,746	(656)
Other, net	1,547	6,540	602

Total nonoperating income (expenses), net	(45,222)	35,399	(55,333)

Income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle	(88,993)	57,534	(214,757)
Income tax expense (benefit)	30	114	(35,071)

Income (loss) before cumulative effect of change in accounting principle	(89,023)	57,420	(179,686)
Cumulative effect of change in accounting principle	—	—	(208,223)

Net income (loss)	$(89,023)	$57,420	$(387,909)

Basic earnings (loss) per share:
Earnings (loss) before cumulative effect of change in accounting principle	$(2.47)	$1.66	$(5.33)
Cumulative effect of change in accounting principle	—	—	(6.17)

Basic earnings (loss) per share	$(2.47)	$1.66	$(11.50)

Diluted earnings (loss) per share:
Earnings (loss) before cumulative effect of change in accounting principle	$(2.47)	$1.26	$(5.33)
Cumulative effect of change in accounting principle	—	—	(6.17)

Diluted earnings (loss) per share	$(2.47)	$1.26	$(11.50)

Shares used for computation:
Basic	36,026	34,551	33,723

Diluted	36,026	56,113	33,723

See accompanying Notes to Consolidated Financial Statements.

America West Holdings Corporation
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands)

	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$(89,023)	$57,420	$(387,909)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	54,354	66,865	75,894
Amortization of capitalized maintenance	85,590	105,076	111,576
Amortization of deferred credits	(8,208)	(10,970)	(10,077)
Amortization of deferred rent	6,189	9,514	11,452
Amortization of warrants	7,155	8,100	7,708
Amortization of debt issue costs and guarantee fees	35,752	35,977	24,978
Amortization of bond discount	3,826	3,366	2,894
Amortization of investment discount and premium, net	1,435	899	—
Special charges, net	(15,432)	14,370	19,055
Gain on sale of investment	—	(3,287)	—
Cumulative effect of change in accounting principle	—	—	208,223
Other	28,374	7,770	16,746
Changes in operating assets and liabilities:
Decrease (increase) in restricted cash	1,636	(42,900)	—
Decrease (increase) in accounts receivable, net	(13,337)	(5,408)	21,445
Decrease (increase) in expendable spare parts and supplies, net	1,012	(2,681)	(4,061)
Increase in prepaid expenses	(49,286)	(45,932)	(64,726)
Decrease (increase) in other assets, net	82	183	5,634
Increase (decrease) in accounts payable	(35,417)	17,945	(71,488)
Increase (decrease) in air traffic liability	20,232	4,395	(6,894)
Increase (decrease) in accrued compensation and vacation benefits	(18,347)	19,796	(3,050)
Increase (decrease) in accrued taxes	(4,050)	1,687	(24,647)
Increase (decrease) in other accrued liabilities	6,938	(1,689)	28,348
Increase in other liabilities	1,299	1,294	16,022

Net cash provided by (used in) operating activities	20,774	241,790	(22,877)

Cash flows from investing activities:
Purchases of property and equipment	(219,383)	(154,365)	(157,202)
Sale of property and equipment	74	—	—
Purchases of short-term investments	(487,505)	(633,711)	(69,987)
Sales of short-term investments	707,774	364,332	45,249
Purchases of investments in debt securities	(35,000)	(80,436)	—
Sales of investments in debt securities	20,000	10,300	—
Decrease (increase) in restricted cash	(2,215)	(23,908)	—
Proceeds from sales of aircraft.	—	—	175,478
Proceeds from sales of other property and equipment	32,372	25,826	122
Proceeds from sale of NLG investment	—	348	—

Net cash provided by (used in) investing activities	16,117	(491,614)	(6,340)

Cash flows from financing activities:
Proceeds from issuance of debt	141,354	86,828	435,386
Repayment of debt	(175,640)	(16,832)	(192,596)
Payment of debt issue costs	(1,152)	(3,236)	(36,987)
Other	(5,719)	671	2,299

Net cash provided by (used in) financing activities	(41,157)	67,431	208,102

Net increase (decrease) in cash and cash equivalents	(4,266)	(182,393)	178,885
Cash and cash equivalents at beginning of year	153,357	335,750	156,865

Cash and cash equivalents at end of year	$149,091	$153,357	$335,750

See accompanying Notes to Consolidated Financial Statements.

America West Holdings Corporation
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands except share data)

					Accumulated
	Class A	Class B	Additional	Retained	Other	Class B
	Common	Common	Paid-In	Earnings/	Comprehensive	Treasury
	Stock	Stock	Capital	(Deficit)	Income	Stock	Total

Balance at December 31, 2001	$9	$491	$593,784	$130,895	$1,390	$(306,206)	$420,363

Net loss	—	—	—	(387,909)	—	—	(387,909)
Other comprehensive income (loss):
Changes in the fair value of derivative financial instruments, net of tax	—	—	—	—	640	—	640

Total comprehensive income (loss)	—	—	—	(387,909)	640	—	(387,269)

Issuance of warrants to purchase Class B common stock	—	—	35,384	—	—	—	35,384
Cancellation of 15,166 shares of Class B common stock issued as restricted stock	—	—	(300)	—	—	—	(300)

Balance at December 31, 2002	9	491	628,868	(257,014)	2,030	(306,206)	68,178

Net income	—	—	—	57,420	—	—	57,420
Correction of other comprehensive income(a)	—	—	—	—	(2,030)	—	(2,030)
Conversion of 82,314 shares of Class A common stock to Class B common stock	(1)	1	—	—	—	—	—
Issuance of 1,653,908 shares of Class B common stock pursuant to the exercise of stock warrants	—	17	(17)	—	—	—	—
Issuance of 451,525 shares of Class B common stock pursuant to the exercise of stock options	—	3	2,462	—	—	—	2,465
Cancellation of 3,727 shares of Class B common stock issued as restricted stock	—	—	(44)	—	—	—	(44)

Balance at December 31, 2003, as restated	8	512	631,269	(199,594)	—	(306,206)	125,989

Net loss	—	—	—	(89,023)	—	—	(89,023)
Other comprehensive loss:
Acquisition of 153,680 shares of Class B treasury stock due to default on loan	—	—	—	—	—	(1,700)	(1,700)
Issuance of 151,321 shares of Class B common stock pursuant to the exercise of stock warrants	—	2	—	—	—	—	2
Issuance of 174,344 shares of Class B common stock pursuant to the exercise of stock options	—	2	633	—	—	—	635
Accelerated vesting	—	—	544	—	—	—	544

Balance at December 31, 2004	$8	$516	$632,446	$(288,617)	$—	$(307,906)	$36,447

(a)	Correction of Other Comprehensive Income — See Note 2, “Restatement of Previously Reported Amounts”
See accompanying Notes to Consolidated Financial Statements.

America West Holdings Corporation
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
      America West Holdings Corporation (“Holdings” or the “Company”) is a holding company that owns all of the stock of America West Airlines, Inc. (“AWA” or the “Airline”). AWA accounted for most of the Company’s revenues and expenses in 2004. Based on 2004 operating revenues and available seat miles (“ASMs”), AWA is the eighth largest passenger airline in the United States with the lowest cost structure of the eight major hub-and-spoke airlines. At the end of 2004, AWA operated a fleet of 138 aircraft with an average fleet age of 10.7 years and served 63 destinations in North America, including eight in Mexico, three in Canada and one in Costa Rica. Through regional alliance and code share arrangements with other airlines, AWA served an additional 51 destinations in North America and the Middle East as of December 31, 2004. In 2004, AWA flew approximately 21.1 million passengers and generated revenues of approximately $2.3 billion. Prior to 2004, Holdings owned the outstanding stock of The Leisure Company (“TLC”), which sells individual and group travel packages, including air transportation of AWA and Hawaiian Airlines, hotel accommodations, car rentals, cruise packages and other travel products, directly to consumers as well as through retail travel agencies in the United States, Canada, Mexico and Costa Rica. As of January 1, 2004, TLC has been merged into AWA and continues to operate as the America West Vacations division of AWA.

1.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
      The consolidated financial statements include the accounts of Holdings and its wholly owned subsidiary AWA, which includes its wholly owned subsidiary Flight Training Center Hangar Plan. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation.

(b)	Cash, Cash Equivalents and Short-term Investments
      Cash equivalents consist of all highly liquid debt instruments purchased with original maturities of three months or less. Short-term investments consist of cash invested in certain debt securities with original maturities greater than 90 days and less than one year. The debt securities are classified as held to maturity and are carried at amortized cost that approximates fair value.
      The Company reclassified investments in auction rate securities previously classified as cash equivalents to short-term investments on the accompanying consolidated balance sheets. Investments reclassified in 2004 and 2003 were $58.4 million and $249.7 million, respectively.

(c)	Expendable Spare Parts and Supplies
      Flight equipment expendable spare parts and supplies are valued at average cost. An allowance for obsolescence is provided, over the estimated useful life of the related aircraft and engines, for spare parts expected to be on hand at the date the aircraft are retired from service.

(d)	Property and Equipment
      Property and equipment are recorded at cost. Interest capitalized on advance payments for aircraft acquisitions and on expenditures for aircraft improvements are part of these costs. Interest capitalized for the years ended December 31, 2004, 2003 and 2002, was $2.2 million, $1.6 million and $3.0 million, respectively. Property and equipment is depreciated and amortized to residual values over the estimated useful lives or the lease term, whichever is less, using the straight-line method.
      The estimated useful lives for the Company’s ground property and equipment range from three to 12 years for owned property and equipment and up to 30 years for the flight training facility. The estimated useful lives of the Company’s owned aircraft, jet engines, flight equipment and rotable parts range from five to 25 years. Leasehold improvements relating to flight equipment and other property on operating leases are amortized over the life of the lease or the life of the asset, whichever is shorter.

      The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired as defined by Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(e)	Restricted Cash
      Restricted cash includes cash deposits securing certain letters of credit and surety bonds and cash deposits held by institutions that process credit card sales transactions. Current restricted cash includes amounts set aside in an irrevocable trust for the redemption of the 10 3/4% senior unsecured notes that was subsequently paid on January 26, 2005.

(f)	Aircraft Maintenance and Repairs
      Routine maintenance and repairs are charged to expense as incurred. The cost of major scheduled airframe, engine and certain component overhauls are capitalized and amortized over the periods benefited and are included in aircraft maintenance materials and repairs expense.
      In the first quarter of 2004, the Company revised the estimated useful life for certain aircraft and related spare parts inventory as a result of changes in AWA’s fleet plan and for capitalized maintenance on certain of its engines as a result of changes in aircraft utilization. The net impact of this change in estimate decreased the net loss for 2004 by approximately $18.4 million or $0.51 per basic and diluted share.
      An accrual for the estimated cost of scheduled airframe and engine overhauls required to be performed on leased aircraft prior to their return to the lessors has also been recorded. These estimates are based on historical costs and our assumptions regarding the renewal of aircraft leases.

(g)	Derivative Instruments
      AWA’s fuel hedging contracts do not qualify as cash flow hedges under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). See Note 2, “Restatement of Previously Reported Amounts.” Accordingly, the derivative hedging instruments are recorded as an asset or liability on the balance sheet at fair value and the changes in the fair values are recorded in “Gain (Loss) on Derivative Instruments, Net” in the accompanying consolidated statements of operations. See Note 12, “Nonoperating Income (Expenses) — Other, Net.”

(h)	Frequent Flyer Awards
      The Company maintains a frequent travel award program known as “FlightFund” that provides a variety of awards to program members based on accumulated mileage. The estimated cost of providing the free travel, using the incremental cost method as adjusted for estimated redemption rates, is recognized as a liability and charged to operations as program members accumulate mileage.
      The Company also sells mileage credits to companies participating in its FlightFund program, such as hotels, car rental agencies and credit card companies. Transportation-related revenue from the sale of mileage credits is deferred and recognized when transportation is provided.

(i)	Deferred Credits — Operating Leases
      Rents for operating leases were adjusted to fair market value when the Company emerged from bankruptcy in 1994. The net present value of the difference between the stated lease rates and the fair market rates has been recorded as a deferred credit in the accompanying consolidated balance sheets. The deferred credit will be increased through charges to interest expense and decreased on a straight-line basis as a reduction in rent expense over the applicable lease periods. At December 31, 2004 and 2003, the unamortized balance of the deferred credit was $38.3 million and $44.6 million, respectively.

      In January 2002, AWA closed a $429 million loan supported by a $380 million government loan guarantee. This loan triggered aircraft rent concessions negotiated with approximately 20 aircraft lessors. Approximately $18.1 million of aircraft rent, which was accrued as of December 31, 2001, was waived by the aircraft lessors. This amount has been recorded as a deferred credit in the accompanying consolidated balance sheet and will be amortized over the remaining lives of the applicable leases as a reduction in rent expense. At December 31, 2004 and 2003, the unamortized balance of the deferred credit was approximately $4.2 million and $7.8 million, respectively.

(j)	Passenger Revenue
      Passenger revenue is recognized when transportation is provided. Ticket sales for transportation that has not yet been provided are recorded as air traffic liability. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized in revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based on the statistical analysis of the Company’s historical data. Any adjustments resulting from periodic evaluations of the estimated air traffic liability are included in results of operations during the period in which the evaluations are completed.

(k)	Reorganization Value in Excess of Amounts Allocable to Identifiable Assets (“ERV”)
      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS No. 142 does not permit the amortization of goodwill as required by Accounting Principles Board (“APB”) Opinion No. 17, “Intangible Assets.” Rather, goodwill is subject to a periodic impairment test, using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill impairment test measures the amount of the impairment loss, using a fair value-based approach. Under SFAS No. 142, ERV is reported as goodwill and accounted for in the same manner as goodwill. SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. Upon adoption of this statement on January 1, 2002, the Company recorded an impairment loss of $208.2 million, which was supported by an independent valuation of the Company. The impairment loss was recorded as the cumulative effect of a change in accounting principle.

(l)	Advertising Costs
      The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2004, 2003 and 2002 was $8.3 million, $9.0 million and $10.6 million, respectively.

(m)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized.

(n)	Stock Options
      At December 31, 2004, the Company had two stock-based employee compensation plans, which are described more fully in Note 9, “Stock Options and Awards.” The Company accounts for its stock option plans in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under

SFAS No. 123, “Accounting for Share-Based Payment,” the Company’s net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002

	(in thousands except per share data)
Net income (loss), as reported	$(89,023)	$57,420	$(387,909)
Stock-based compensation expense, net of income taxes	(5,874)	(4,320)	(3,709)

Pro forma net income (loss)	$(94,897)	$53,100	$(391,618)

Earnings (loss) per share:
Basic — as reported	$(2.47)	$1.66	$(11.50)

Basic — pro forma	$(2.63)	$1.54	$(11.61)

Diluted — as reported	$(2.47)	$1.26	$(11.50)

Diluted — pro forma	$(2.63)	$1.19	$(11.61)

(o)	New Accounting Standards
      In November 2004, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” which requires that issuers of convertible securities with contingent conversion features use the “if-converted” method to calculate reported earnings per share (“EPS”) irrespective of the contingent conversion trigger being met. As approved by the FASB, this change is effective for years ending after December 15, 2004. The Company applied this methodology in the accompanying consolidated statement of operations. The impact of using the “if-converted” method for the Company’s 7.25% Notes is antidilutive for the years ended December 31, 2004 and 2002. For the year ended December 31, 2003, the inclusion of the 7.25% Notes reduced diluted EPS by $0.03 from $1.29 to $1.26.
      In November 2004, the FASB issued Revised Statement No. 123, “Accounting for Share-Based Payment” (“SFAS No. 123R”). This statement requires the Company to recognize the grant-date fair value of stock options in the Statement of Operations. In addition, the Company will be required to calculate this compensation using the fair-value based method, versus the intrinsic value method previously allowed under SFAS No. 123. This revision is effective for periods beginning after June 15, 2005. Accordingly, the Company will adopt this revised SFAS effective July 1, 2005. The Company is currently evaluating how it will adopt SFAS No. 123R and has not determined the method it will use to value granted stock options. The adoption of SFAS No. 123R is expected to have a material effect on the Company’s results of operations. See Note 1, “Summary of Significant Accounting Policies” (n) “Stock Options” for the Company’s disclosure of the impact of the compensation cost associated with stock options under SFAS No. 123.

(p)	Use of Estimates
      Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

(q)	Reclassifications
      The Company reclassified amounts related to settled fuel hedge transactions and mark-to-market adjustments on open hedge instruments from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net” in the accompanying consolidated statement of operations. In fiscal years 2004 and 2003, such amounts reduced fuel expense while in fiscal years 2002 and 2001, such amounts increased fuel expense, as originally classified. The amounts reclassified are as follows:

Fiscal Year	Amounts Reclassified

(in thousands)
2004	$30,529
2003	10,746
2002	(656)

2.	Restatement of Previously Reported Amounts
Derivative Instruments
      In February 2005, management undertook a review of the Company’s accounting for its fuel hedging transactions. As a result of this review, management concluded that the Company’s fuel hedging transactions did not qualify for hedge accounting under U.S. generally accepted accounting principles. Accordingly, management concluded that the financial statements for prior periods required restatement to reflect the fair value of fuel hedging contracts in the balance sheets and statements of stockholders equity and comprehensive income of Holdings and AWA. Specifically, (i) Holdings has restated its balance sheet and statement of stockholders’ equity and comprehensive income as of and for the year ended December 31, 2003, and (ii) AWA has restated its balance sheet and statement of stockholder’s equity and comprehensive income as of and for the year ended December 31, 2003, and (iii) Holdings and AWA have restated their 2004 and 2003 interim financial results to correct the aforementioned accounting errors. The unaudited interim results as originally reported and as restated are presented in Note 16, “Quarterly Financial Data (Unaudited).” The Company restated its 2003 consolidated balance sheet to reduce the carrying value of its derivative instruments asset by $12.5 million, which served to record the asset at fair value of open contracts as of December 31, 2003. The restatement also eliminated $12.5 million in accumulated other comprehensive income, $2.0 million of which was previously recorded in the 2003 beginning balance of accumulated other comprehensive income. The restated amount of other assets is $112 million in the accompanying 2003 consolidated balance sheet. The restatement eliminates the balance in accumulated other comprehensive income in the accompanying 2003 consolidated balance sheet and consolidated statement of stockholders’ equity and comprehensive income.

3.	Investments in Debt Securities
      Cash equivalents and short-term investments as of December 31 are classified as follows:

	2004	2003

	(in thousands)
Cash and cash equivalents:
Corporate notes	$—	$4,206
Cash and money market funds	147,586	147,647
U.S. government securities	1,505	1,504

Total cash and cash equivalents	$149,091	$153,357

Short-term investments:
Corporate notes	$126,651	$318,845
U.S. government securities	—	3,770

Total short-term investments	126,651	322,615

Total cash equivalents and short-term investments	$275,742	$475,972

      In addition, the Company had long-term investments in debt securities of $30.0 million and $40.7 million as of December 31, 2004 and 2003, respectively. Long-term investments consist of cash invested in certain debt securities with maturities greater than one year. The debt securities are classified as held to maturity and are carried at amortized cost that approximates fair value.

4.	Financial Instruments and Risk Management

(a)	Fair Value of Financial Instruments

Cash Equivalents, Short-term Investments and Receivables
      The carrying amount approximates fair value because of the short-term nature of these instruments.

Investments in Equity Securities
      In May 2000, Holdings completed the sale of a majority interest in The Leisure Company, (“TLC”), currently operating as a division in AWA as America West Vacations, retail operations, National Leisure Group and The Vacation Store, to Softbank Capital Partners and General Catalyst LLC. TLC received $52 million in cash and retained a 12% passive ownership interest in the restructured venture. In response to additional capital calls, TLC invested an additional $1.2 million in National Leisure Group during 2001. The investment was carried on the Company’s consolidated balance sheet at cost, which approximated $7.7 million at December 31, 2002. In the fourth quarter of 2003, Holdings completed the sale of its 12% interest in National Leisure Group to PAR Capital. PAR Capital owned $10.45 million face value of the Company’s 10 3/4% senior unsecured notes. PAR Capital purchased the Company’s investment in National Leisure Group in exchange for the $10.45 million face value of the 10 3/4% notes plus $0.3 million in cash. This resulted in a $3.3 million nonoperating gain. See Note 12, “Nonoperating Income (Expenses) — Other, Net.”

Long-term Debt
      At December 31, 2004 and 2003, the fair value of long-term debt was approximately $721.5 million and $845.6 million, respectively. The Company’s variable rate long-term debt with a carrying value of $545.7 million and $555.9 million at December 31, 2004 and 2003, respectively, approximates fair value because these borrowings have variable interest rate terms that approximate market interest rates for similar debt instruments. The fair values of the Company’s other long-term debt are determined based on quoted market prices if available or market prices for comparable debt instruments.

(b)	Fuel Price Risk Management
      Under its fuel hedging program, the Company may enter into certain hedging transactions with approved counterparties for a period generally not exceeding 12 months. As of December 31, 2004, the Company had entered into costless collar and basis swap transactions hedging approximately 42% of its projected 2005 fuel requirements. The fair value of the Company’s financial derivative instruments was a net asset of approximately $0.2 million and $2.7 million at December 31, 2004 and 2003, respectively. See Note 2, “Restatement of Previously Reported Amounts.”
      The Company is exposed to credit risks in the event any counterparty fails to meet its obligations. The Company does not anticipate such non-performance as counterparties are selected based on credit ratings, exposure to any one counterparty is limited based on formal guidelines and the relative market positions with such counterparties are closely monitored.

(c)	Concentration of Credit Risk
      The Company does not believe it is subject to any significant concentration of credit risk. Most of the Company’s receivables result from tickets sold to individual passengers through the use of major credit cards or from tickets sold by other airlines and used by passengers on AWA. These receivables are short-term, generally being settled shortly after the sale.

5.	Long-Term Debt
     Long-term debt at December 31, 2004 and 2003 consists of the following:

	2004	2003

	(in thousands)
Secured
Equipment notes payable, variable interest rates of 2.88% to 3.37%, averaging 2.96%, installments due 2005 through 2008	$39,464	$48,454
GECC term loan, variable interest rate of 6.41%, quarterly installments beginning 2006 through 2010(a)	110,564	—
Term loan, variable interest rate, paid off September 2004(a)	—	74,775
Senior secured discount notes, variable interest rate of 6.42%, installments due 2005 through 2009(b)	35,988	—

	186,016	123,229

Unsecured
Government guaranteed loan, variable interest rate of 2.38%, installments due 2005 through 2008(c)	343,200	429,000
10 3/4% senior unsecured notes, interest only payments until due in 2005(d)	39,548	39,548
7.5% convertible senior notes, interest only payments until due in 2009(e)	112,299	104,328
7.25% senior exchangeable notes, due 2023 with cash interest at 2.49% payable through 2008 and original issue discount of 7.25% thereafter(f)	252,695	252,695
Equipment notes payable, interest rates of 90-day LIBOR +1.25%, averaging 3.61%, installments due through 2005	15,750	5,250
Industrial development bonds, fixed interest rate of 6.3% due 2023(g)	29,300	29,300
State loan, variable interest rate of 5.97%, installments due 2005 through 2007	750	1,500

	793,542	861,621

Total long-term debt	979,558	984,850
Less: Unamortized discount on debt	(193,246)	(191,986)
Current maturities	(151,183)	(103,899)

	$635,129	$688,965

(a)	On September 10, 2004, AWA entered into a term loan financing with GECC providing for loans in an aggregate amount of $110.6 million. AWA used approximately $77.0 million of the proceeds from this financing to repay in full its term loan with Mizuho Corporate Bank, Ltd. and certain other lenders and to pay certain costs associated with this transaction. AWA used the remaining proceeds for general corporate purposes. The new term loan financing consists of two secured term loan facilities: a $75.6 million term loan facility secured primarily by spare parts, rotables and appliances (the “Spare Parts Facility”); and a $35.0 million term loan facility secured primarily by aircraft engines and parts installed in such engines (the “Engine Facility”).

The facilities are cross-collateralized on a subordinated basis and the collateral securing the facilities also secures on a subordinated basis certain of AWA’s other existing debt and lease obligations to GECC and its affiliates.

The loans under the Spare Parts Facility are payable in full at maturity on September 10, 2010. The loans under the Engine Facility are payable in equal quarterly installments of $1.3 million beginning on March 10, 2006 through June 10, 2010 with the remaining loan amount of $11.8 million payable at maturity on September 10, 2010. The loans under each facility may be prepaid in an amount not less than $5 million at any time after the 30th monthly anniversary of the funding date under such facility. If AWA fails to maintain a certain ratio of rotables to loans under the Spare Parts Facility, it may be required to pledge additional rotables or cash as collateral, provide a letter of credit or prepay some or all of the loans under the Spare Parts Facility. In addition, the loans under the Engine Facility are subject to mandatory prepayment upon the occurrence of certain events of loss applicable to, or certain dispositions of, aircraft engines securing the facility.

Principal amounts outstanding under the loans bear interest at a rate per annum based on three-month LIBOR plus a margin. Both facilities contain customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

(b)	On December 27, 2004, AWA raised additional capital by financing its Phoenix maintenance facility and flight training center. The flight training center was previously unencumbered, and the maintenance facility became unencumbered earlier this year when AWA refinanced its term loan. Using its leasehold interest these two facilities as collateral, AWA, through a wholly owned subsidiary named FTCHP LLC, raised $30.8 million through the issuance of a senior secured discount notes. The notes were issued by FTCHP at a discount pursuant to the terms of a senior secured term loan agreement among the Company, FTCHP, Heritage Bank, SSB, as administrative agent, Citibank, N.A., as the initial lender, and the other lenders from time to time party thereto. Citibank, N.A. subsequently assigned all of its interests in the notes to third party lenders.

AWA has fully and unconditionally guaranteed the payment and performance of FTCHP’s obligations under the notes and the loan agreement. The notes require aggregate principal payments of $36 million with principal payments of $1.5 million due on each of the first two anniversary dates and the remaining principal amount due on the fifth anniversary date. The notes may be prepaid in full at any time (subject to customary LIBOR breakage costs) and in partial amounts of $1.5 million on the third and fourth anniversary dates. The unpaid principal amount of the notes bears interest based on LIBOR plus a margin subject to adjustment based on a loan to collateral value ratio.

The loan agreement contains customary covenants applicable to loans of this type, including obligations relating to the preservation of the collateral and restrictions on the activities of FTCHP. In addition, the loan agreement contains events of default, including payment defaults, cross-defaults to other debt of FTCHP, if any, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

In connection with this financing, AWA sold all of its leasehold interests in the maintenance facility and flight training center to FTCHP and entered into subleases for the facilities with FTCHP at lease rates expected to approximate the interest payments due under the notes. In addition, AWA agreed to make future capital contributions to FTCHP in amounts sufficient to cover principal payments and other amounts owing pursuant to the notes and the loan agreement.

The proceeds from this financing, together with $10.5 million from operating cash flow, were irrevocably deposited with the trustee for AWA’s 10 3/4% senior unsecured notes due 2005 and subsequently redeemed on January 26, 2005.

(c)	In January 2002, AWA closed a $429 million loan backed by a $380 million federal loan guarantee provided by the Air Transportation Stabilization Board (the “ATSB”). Certain third-party counter-guarantors have fully and unconditionally guaranteed the payment of an aggregate of $45 million of the outstanding principal amount under the government guaranteed loan plus accrued and unpaid interest thereon. In addition, Holdings has fully and unconditionally guaranteed the payment of all principal, premium, interest and other obligations outstanding under the government guaranteed loan and has pledged the stock of AWA to secure its obligations under such guarantee. Principal amounts under this loan become due in ten installments of $42.9 million on each March 31 and September 30, commencing on March 31, 2004 and ending on September 30, 2008. Principal amounts outstanding under the government guaranteed loan bear interest at a rate per annum equal to LIBOR plus 40 basis points.

Subject to certain exceptions, AWA is required to prepay the government guaranteed loan with:

• the net proceeds of all issuances of debt or equity by either Holdings or AWA after January 2002;

• proceeds from asset sales in excess of $20 million in any fiscal year; and

• insurance proceeds in excess of $2 million to the extent such proceeds are not used to restore or replace the assets from which such proceeds are derived.

In addition, AWA is required to prepay the government guaranteed loan upon a change in control and we may be required to prepay portions of the loan if our employee compensation costs exceed a certain threshold. AWA may, at its option, prepay the government guaranteed loan without premium or penalty, subject to reimbursement of the lenders’ breakage costs in the case of prepayment of LIBOR loans.

The government guaranteed loan requires that AWA maintain a minimum cash balance of $100 million. In addition, the government loan contains customary affirmative covenants and the following negative covenants: restrictions on liens, investments, restricted payments, fundamental changes, asset sales and acquisitions, the creation of new subsidiaries, sale and leasebacks, transactions with affiliates, the conduct of business, mergers or consolidations, issuances and dispositions of capital stock of subsidiaries, and amendments to other indebtedness. The government guaranteed loan contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

(d)	In August 1995, AWA issued $75.0 million principal amount of 10 3/4% senior unsecured notes due 2005 of which $39.5 million remained outstanding at December 31, 2004. Interest on the 10 3/4% senior unsecured notes is payable semiannually in arrears on March 1 and September 1 of each year. On December 27, 2004, AWA called for the redemption on January 26, 2005 of all of the senior unsecured notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest through the redemption date. In addition, AWA irrevocably deposited the $30.8 million raised through the maintenance facility and flight training center financing, together with an additional $10.5 million from its operating cash flow, with the trustee for the senior unsecured notes. The senior notes were subsequently redeemed on January 26, 2005.

(e)	In connection with the closing of the government guaranteed loan and the related transactions, Holdings issued $104.5 million of 7.5% convertible senior notes due 2009, of which approximately $112.3 million remained outstanding at December 31, 2004 (including $21.6 million of interest paid through December 31, 2004 as a deemed loan added to the initial principal thereof). Beginning January 18, 2005, these notes are convertible into shares of class B common stock, at the option of the holders, at an initial conversion price of $12.00 per share or a conversion ratio of approximately 83.333 shares per $1,000 principal amount of such notes, subject to standard anti-dilution adjustments. Interest on the 7.5% convertible senior notes is payable semiannually in arrears on June 1 and December 1 of each year. At Holdings’ option, the first six interest payments were payable in the form of a deemed loan added to the principal amount of these notes. The 7.5% convertible senior notes will mature on January 18, 2009 unless earlier converted or redeemed. The payment of principal, premium and interest on the 7.5% convertible senior notes is fully and unconditionally guaranteed by AWA.

Holdings may redeem some or all of the 7.5% convertible senior notes at any time before January 18, 2005, at a redemption price equal to $1,000 per note to be redeemed if (A) the closing price of the class B common stock has exceeded 120% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the mailing of the redemption notice, and (B) a shelf registration statement covering resales of the notes and the class B common stock issuable upon conversion thereof is effective and available for use and is expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required. Holdings may redeem the 7.5% convertible senior notes, in whole or in part, on or after January 18, 2005 at the following redemption prices (expressed as percentages of the principal amount thereof), if redeemed during the twelve- month period commencing on January 18 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Redemption Price

2005	103.75%
2006	102.50%
2007	101.25%
2008 and thereafter	100.00%

For financial reporting purposes, the Company recorded the convertible senior notes at their fair market value on the date of issuance. The balance at December 31, 2004 is net of an unamortized discount of $22.2 million.

(f)	In July and August of 2003, AWA completed a private placement of approximately $86.8 million issue price of 7.25% Senior Exchangeable Notes due 2023. The notes bear cash interest at 2.49% per year until July 30, 2008. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount daily at a rate of 7.25% per year until maturity. Each note was issued at a price of $343.61 and is exchangeable for class B common stock of Holdings at an exchange ratio of 32.038 shares per $1,000 principal amount at maturity of the notes (subject to adjustment in certain circumstances). This represents an equivalent conversion price of approximately $10.73 per share. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be $252,695,000. The notes are unconditionally guaranteed on a senior unsecured basis by Holdings.

Holders may exchange their notes for the shares of class B common stock of Holdings in any fiscal quarter commencing after September 30, 2003, if, as of the last day of the preceding fiscal quarter, the closing sale price of the class B common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted exchange price per share of Class B common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be exchangeable at any time at the option of the holder through maturity. The accreted exchange price per share as of any day will equal the issue price of a note plus accrued original issue discount to that day divided by 32.038, subject to any adjustments to the exchange rate through that day.

On or before July 30, 2018, a holder also may exchange its notes for shares of the Class B common stock at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average exchange value for the notes during that period. Exchange value is equal to the product of the closing sale price for the shares of Class B common stock on a given day multiplied by the then current exchange rate, which is the number of shares of Class B common stock for which each note is then exchangeable. In addition, the holders may exchange the notes if the notes have been called for redemption or if certain specified corporate transactions have occurred.

Holders of the notes may require AWA to repurchase the notes at a price equal to the original issue price plus accrued cash interest and original issue discount, if any, on July 30, 2008, 2013 and 2018. The purchase price of such notes may be paid in cash or class B common stock of Holdings, subject to certain restrictions. In addition, each holder may require AWA to purchase all or a portion of such holder’s notes upon the occurrence of certain change of control events concerning AWA or Holdings. AWA may redeem the notes, in whole or in part, on or after July 30, 2008 at a price equal to the original issue price plus accrued cash interest and original issue discount, if any.

(g)	The industrial development revenue bonds are due April 2023. Interest at 6.3% is payable semiannually (April 1 and October 1). The bonds are subject to optional redemption prior to the maturity date on or after April 1, 2008, in whole or in part, on any interest payment date at the following redemption prices: 102% on April 1 or October 1, 2008; 101% on April 1 or October 1, 2009; and 100% on April 1, 2010 and thereafter.
     Secured financings totaling $186.0 million are collateralized by assets, primarily aircraft, engines, simulators, rotable aircraft parts and AWA’s hangar facility, with a net book value of $268.4 million at December 31, 2004.
      At December 31, 2004, the estimated maturities of long-term debt are as follows:

(in thousands)
2005	151,183
2006	101,042
2007	100,509
2008	107,570
2009	147,327
Thereafter	371,927

$979,558

      Certain of the Company’s long-term debt agreements contain minimum cash balance requirements and other covenants with which Holdings and AWA are in compliance. Certain of these covenants restrict the Company’s ability to pay cash dividends on its common stock and make certain other restricted payments (as specified therein). Finally, AWA’s long-term debt agreements contain cross-default provisions, which may be triggered by defaults by AWA under other agreements relating to indebtedness.

6.	Commitments and Contingencies

(a)	Leases
      As of December 31, 2004, the Company had 136 aircraft under operating leases, including four aircraft that will be delivered in 2005, with remaining terms ranging from five months to approximately 19 years. In January 2002, in connection with the government guaranteed loan, AWA restructured its aircraft lease commitments. Under the restructured lease agreements, annual rent payments have been reduced for each of the next five years. Certain of these leases contain put options pursuant to which the lessors could require AWA to renew the leases for periods ranging from eight months to approximately nine years or call options pursuant to which the lessors could require AWA to return the aircraft to the lessors upon receipt of six to nine months written notice. The Company also has options to purchase certain of the aircraft at fair market values at the end of the lease terms. Certain of the agreements require security deposits, minimum return provisions and supplemental rent payments.
      Since AWA’s restructuring in 1994, AWA has set up 19 pass through trusts, which have issued over $1.4 billion of pass through trust certificates (also known as “Enhanced Equipment Trust Certificates” or “EETC”) covering the financing of 54 aircraft. These trusts are off-balance sheet entities, the primary purpose of which is to finance the acquisition of aircraft. Rather than finance each aircraft separately when such aircraft is purchased or delivered, these trusts allow the Company to raise the financing for several aircraft at one time and place such funds in escrow pending the purchase or delivery of the relevant aircraft. The trusts are also structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financings to AWA.
      Each trust covered a set amount of aircraft scheduled to be delivered within a specific period of time. At the time of each covered aircraft financing, the relevant trust used the funds in escrow to purchase equipment notes relating to the financed aircraft. The equipment notes were issued, at AWA’s election, either by AWA in connection with a mortgage financing of the aircraft or by a separate owner trust in connection with a leveraged lease financing of the aircraft. In the case of a leveraged lease financing, the owner trust then leased the aircraft to AWA. In both cases, the equipment notes are secured by a security interest in the aircraft. The pass through trust certificates are not direct obligations of, nor guaranteed by, Holdings or AWA. However, in the case of mortgage financings, the equipment notes issued to the trusts are direct obligations of AWA and in the case of leveraged lease financings, the leases are direct obligations of AWA. In addition, neither Holdings nor AWA guarantee or participate in any way in the residual value of the leased aircraft. All aircraft financed by these trusts are currently structured as leveraged lease financings, which are not reflected as debt on the balance sheets of either AWA or Holdings. The Company does not provide residual value guarantees under these lease arrangements. Each lease contains a purchase option that allows the Company to purchase the aircraft at a fixed price, which at the inception of the lease approximated the aircraft’s expected fair market value at the option date, near the end of the lease term. These leasing entities meet the criteria for variable interest entities. However, they do not meet the consolidation criteria under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” because the Company is not the primary beneficiary under these arrangements.
      As a result of the rent restructuring associated with the government guaranteed loan, one aircraft lease was amended to include a bargain purchase option. As a result, this lease has been classified as a capital lease in accordance with SFAS No. 13, “Accounting for Leases,” as amended, with an asset value of $14.8 million which includes accumulated amortization of $2.1 million and corresponding lease obligation of $8.5 million at December 31, 2004.

      In January 2004, one aircraft lessor exercised its put rights under the aircraft lease agreement to extend the lease for one Boeing 737-300 aircraft for an additional 33 months.
      The Company also leases certain terminal space, ground facilities and computer and other equipment under noncancelable operating leases.
      At December 31, 2004, the scheduled future minimum cash rental payments under capital leases and noncancelable operating leases with initial terms of more than one year are as follows:

	Capital	Operating
Years Ending December 31,	Leases	Leases

	(in thousands)
2005	$4,659	$361,671
2006	4,988	335,412
2007	1,773	314,892
2008	—	264,017
2009	—	238,074
Thereafter	—	1,719,934

Total minimum lease payments	11,420	$3,234,000

Less: Amounts of lease payments that represent interest	(2,884)

Present value of future minimum capital lease payments	8,536
Less: Current obligations under capital leases	(3,475)

Long-term capital lease obligations	$5,061

      Rent expense (excluding landing fees) was approximately $421.1 million, $406.8 million and $409.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      Collectively, the operating lease agreements require security deposits with lessors of $24.0 million, which have been classified as “Other Assets, Net” in the accompanying consolidated balance sheets, and bank letters of credit of $13.8 million. The letters of credit are collateralized by $13.9 million of restricted cash.

(b)	Revenue Bonds
      In June 1999, Series 1999 special facility revenue bonds (“new bonds”) were issued by a municipality to fund the retirement of the Series 1994A bonds (“old bonds”) and the construction of a new concourse with 14 gates at Terminal 4 in Phoenix Sky Harbor International Airport in support of AWA’s strategic growth plan. The new bonds are due June 2019 with interest accruing at 6.25% per annum payable semiannually on June 1 and December 1, commencing on December 1, 1999. The new bonds are subject to optional redemption prior to the maturity date on or after June 1, 2009 in whole or in part, on any interest payment date at the following redemption prices: 101% on June 1 or December 1, 2009; 100.5% on June 1 or December 1, 2010; and 100% on June 1, 2011 and thereafter. In accordance with EITF Issue No. 97-10, “The Effect of Lessee Involvement in Asset Construction,” the Company accounts for this as an operating lease.
      In connection with these bonds, AWA entered into an Amended and Restated Airport Use Agreement, pursuant to which AWA agreed to make sufficient payments to the Industrial Development Authority (“IDA”) to cover the principal and interest of the bonds and to indemnify the IDA for any claims arising out of the issuance and sale of the bonds and the use and occupancy of the concourses financed by these bonds and the old bonds. At December 31, 2004, the outstanding principal amount of the bonds was $21.8 million. The Company estimates its remaining payments to cover the principal and interest of these bonds will be approximately $43.6 million.
      In addition, the Company is also the lessee under certain long-term leases at various airports. At certain of these airports, municipalities have issued revenue bonds to improve airport facilities that are leased by the Company and accounted for as operating leases. The Company does not guarantee the underlying debt related to these operating leases.

(c)	Aircraft Acquisitions
      In August 2004, AWA amended its aircraft purchase contract with AVSA S.A.R.L., an affiliate of Airbus Industrie or “AVSA,” to acquire 22 Airbus A320 family aircraft (thirteen A320s and nine A319s), all powered by V2500 engines from International Aero Engines. Of the 22 aircraft, it is anticipated that 18 will be purchased directly from the manufacturer and four have been leased under noncancelable leases from various lessors for aircraft to be delivered in 2005. In the context of this incremental order, AWA also secured extensive flexibility from Airbus with respect to its existing A318 order, allowing AWA to better react to market conditions by enabling it to amend its 15 A318 delivery positions to A319s and A320s, if it so desires, or to take no additional aircraft under certain conditions.
      The Company has an agreement with International Aero Engines or “IAE,” which provides for the purchase by the Company of seven new V2500-A5 spare engines scheduled for delivery through 2007 for use on certain of the Airbus A320 fleet. At December 31, 2004, the seven engines have an estimated gross cost of $39 million.
      The following table reflects estimated net cash payments under the restructured aircraft purchase agreement with AVSA and the IAE engine contract. Actual payments may vary due to inflation factor adjustments and changes in the delivery schedule of the equipment.

(in thousands)
2005	$272,820
2006	456,891
2007	47,697

$777,408

(d)	Sale-Leaseback Transactions
      In the fourth quarter of 2004, the Company completed two separate aircraft sale-leaseback transactions on one Airbus A320 aircraft and one Airbus A319 aircraft resulting in a combined loss of $4.6 million. This amount was recorded in “Other Operating Expenses.”
      In May 2004, the Company completed a sale-leaseback transaction on one V2500-A5 engine resulting in a gain of $2.9 million which has been deferred and will be amortized over the lease term of seven years.
      In July 2004, the Company completed a sale-leaseback transaction on one V2500-A5 engine resulting in a gain of $0.8 million which has been deferred and will be amortized over the lease term of seven years.
      As part of the restructuring completed on January 18, 2002, AWA committed to the sale and leaseback of eight aircraft. The sales and leaseback of six of these aircraft were completed in 2002 and resulted in losses of approximately $3.8 million. The sale and leaseback of one aircraft was completed in June 2003 and resulted in a loss of approximately $0.6 million. The sale and leaseback of the final aircraft was completed in September 2003 and resulted in a loss of approximately $0.7 million. The losses on the sale-leaseback transactions, which were subject to a firm commitment in January 2002, were accrued in the accompanying consolidated statements of operations classified in “Special Charges” in the first quarter of 2002. See Note 11, “Special Charges.”

(e)	Contingent Legal Obligations
      Holdings and its subsidiaries are parties to various legal proceedings, including some purporting to be class action suits, and some that demand large monetary damages or other relief, which, if granted, would require significant expenditures. In certain cases where it is probable that the outcome will result in monetary damages, the Company has reviewed available information and determined that the best estimate of losses to be incurred related to these cases is $2 million, which has been accrued. For those cases where a loss is possible, or cases where a range of loss is probable but no amount within the range is a better estimate than any other amount, the estimated amount of additional exposure ranges from $0 to $25 million. In these instances, no accrual has been recorded.

(f)	General Guarantees and Indemnifications
      The Company is the lessee under many aircraft financing agreements (including leveraged lease financings of aircraft under the pass through trusts) and real estate leases. It is common in such transactions for the Company as the lessee to agree to indemnify the lessor and other related third parties for the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft, and for tort liabilities that arise out of or relate to the Company’s use or occupancy of the leased asset. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, in the case of real estate leases, the Company typically indemnifies such parties for any environmental liability that arises out of or relates to the Company’s use of the leased premises. The Company expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to leased real estate and operated aircraft.

7.	Income Taxes
      The Company recorded income tax expense (benefit) as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Federal	$—	$114	$(35,071)
State	30	—	—

Total current taxes	30	114	(35,071)
Deferred taxes	—	—	—

Total income tax expense (benefit)	$30	$114	$(35,071)

      The Company’s emergence from bankruptcy reorganization in 1994 and the associated implementation of fresh start reporting gave rise to significant items of expense for financial reporting purposes that are not deductible for income tax purposes. In large measure, it is these nondeductible (for income tax purposes) expenses that result in an effective tax expense (benefit) rate for financial reporting purposes that differs from the current federal statutory income tax rate of 35%.
      Income tax expense (benefit) differs from amounts computed at the federal statutory income tax rate as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Income tax expense (benefit) at the federal statutory income tax rate	$(31,148)	$20,137	$(75,165)
State income tax expense (benefit), net of federal income tax expense (benefit)	(3,196)	2,383	(8,024)
State rate change	—	(3,229)	—
Change in valuation allowance	32,492	(17,334)	38,137
Expired tax credits	—	—	7,987
Other, net	1,882	(1,843)	1,994

Total	$30	$114	$(35,071)

      As of December 31, 2004, the Company has available net operating loss carryforwards (“NOLs”) and tax credit carryforwards for federal income tax purposes of approximately $451.4 million and $1.1 million, respectively. The NOLs expire during the years 2007 through 2024 while approximately $0.2 million of the tax credit carryforwards will expire in 2005 and 2006. The Company also had capital loss carryforwards for federal income tax purposes of approximately $1.4 million which expire in 2009. However, such carryforwards are not available to offset federal (and in certain circumstances, state) alternative minimum taxable income. Further, as a result of a statutory “ownership change” (as defined for purposes of Section 382 of the Internal Revenue Code) that occurred as a result of the Company’s reorganization in 1994, the Company’s ability to utilize its NOLs and tax credit carryforwards may be restricted.

      In September 2003, Holdings filed its 2002 consolidated income tax return with the IRS, which included a claim to carryback losses incurred in 2002 to the tax years 1999 and 2000. This resulted in a refund of approximately $3.1 million, of which substantially all was received in the fourth quarter of 2003.

Composition of Deferred Tax Items:
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, the significant components of the Company’s deferred tax assets and liabilities are a result of the temporary differences related to the items described as follows:

	2004	2003

	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$184,515	$126,219
Aircraft leases	13,585	17,347
Vacation accrual	13,407	11,948
Frequent flyer accrual	6,592	5,958
Restructuring and other reserves	3,626	3,858
Tax credit carryforwards	1,112	1,112
Other	3,144	2,767

Gross deferred tax assets	225,981	169,209
Deferred tax liabilities:
Accelerated depreciation and amortization	(95,365)	(70,534)
Partnership losses	(1,421)	(1,420)
Other	(229)	(781)

Gross deferred tax liabilities	(97,015)	(72,735)
Net deferred tax assets before valuation allowance	128,966	96,474
Less valuation allowance	(128,966)	(96,474)

Net deferred liability	—	—

      SFAS No. 109, “Accounting for Income Taxes,” requires that a valuation allowance be established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the company’s performance, the market environment in which the company operates, forecasts of future profitability, the utilization of past tax credits, length of carryforward periods and similar factors. SFAS No. 109 further states that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment.
      The Company was in a cumulative loss position three out of four years between December 31, 2001 through December 31, 2004, which weighed heavily in the overall determination that a valuation allowance was needed. As of December 31, 2004, the Company had recorded a valuation allowance of $129.0 million against its net deferred tax assets. The Company expects to continue to record a full valuation allowance on any future tax benefits until we have achieved several quarters of consecutive profitable results coupled with an expectation of continued profitability. As of December 2004 and 2003, the valuation allowance totaled $129.0 million and $96.5 million, respectively.

8.	Capital Stock

Preferred Stock
      The Company’s Board of Directors by resolution may authorize the issuance of the preferred stock as a class, in one or more series, having the number of shares, designations, relative voting rights, dividend rights, liquidation and other preferences and limitations that the Board of Directors fixes, without any stockholder approval. No shares of preferred stock have been issued.

Common Stock
      The holders of Class A common stock are entitled to fifty votes per share, and the holders of Class B common stock are entitled to one vote per share, on all matters submitted to a vote of common stockholders except that voting rights of non-U.S. citizens are limited. The Class A common stock is convertible into an equal number of Class B shares at any time at the election of the holders of the Class A common stock. Holdings’ Class B common stock is listed on the New York Stock Exchange.
      Holders of common stock of all classes participate equally as to any dividends or distributions on the common stock, except that dividends payable in shares of common stock, or securities to acquire common stock, will be made in the same class of common stock as that held by the recipient of the dividend. Holders of common stock have no right to cumulate their votes in the election of directors. The common stock votes together as a single class, subject to the right to a separate class vote in certain instances required by law.

Treasury Stock
      In September 1995, Holdings adopted a stock repurchase program. The program was amended in December 1995, August 1997, August 1998, May 1999 and February 2000. During 1995 through 2000, Holdings repurchased approximately 16.5 million shares of Class B common stock and 7.4 million warrants to purchase Class B common stock. Holdings has not repurchased any Class B common stock during the last four fiscal years. Holdings’ stock repurchase program expired on December 31, 2002. The terms of the government guaranteed loan restricted the Company’s ability to repurchase shares of its stock prior to repayment of the loan in full.
      In March and April 2004, Holdings reacquired 153,680 shares of Class B common stock from a former executive in payment for approximately $1.7 million of nonrecourse loans made by Holdings between 1994 and 1997.

Warrants
      As compensation for various elements of the Company’s financial restructuring completed in January 2002, Holdings issued a warrant to purchase 18.8 million shares of its Class B common stock to the federal government and additional warrants to purchase 3.8 million shares of its Class B common stock to other loan participants, in each case at an exercise price of $3 per share and a term of ten years. For accounting purposes, the warrants were valued at $35.4 million, or $1.57 per share, using the Black-Scholes pricing model with the following assumptions: expected dividend yield of 0.0%, risk-free interest rate of 4.8%, volatility of 44.9% and an expected life of ten years. This amount has been recorded in the accompanying consolidated balance sheets, classified as “Other Assets, Net,” and will be amortized over the life of the government guaranteed loan as an increase to interest expense. In the first quarter of 2004, approximately 220,000 warrant were exercised at $3 per share. In the third quarter of 2003, approximately 2.6 million warrants were exercised at $3 per share. These warrant exercises were cashless transactions resulting in the issuance of approximately 1.6 million shares of Holdings’ Class B common stock.

9.	Stock Options and Awards
      Under the 1994 Incentive Equity Plan, as amended (the “1994 Incentive Plan”), the Company’s Board of Directors (the “Board”) was authorized to grant stock options to officers and key employees. The maximum number of shares of Class B common stock authorized for issuance under the Plan was 9.0 million shares.
      As of March 27, 2002, only 205,831 shares of the Company’s Class B common stock remained available for future grants under the 1994 Incentive Plan. As of that date, although awards covering an aggregate of 6,799,570 shares of Class B common stock remained outstanding under the 1994 Incentive Plan, all options granted prior to December 31, 2001 were significantly out-of-the-money (based on the $5.55 per share closing price of the Company’s Class B common stock as reported on the New York Stock Exchange on March 27, 2002) due to the significant drop in the price of the Company’s stock during 2001 (largely as a result of the events of September 11, 2001 and its aftermath). Consequently, these options had lost substantially all value as retention and incentive tools. The Board is strongly opposed to repricing outstanding stock options and, in connection with the government guaranteed loan, the Company agreed not to reprice any outstanding stock options so long as the loan remains outstanding.
      For these reasons, on March 27, 2002, the Board adopted the Company’s 2002 Incentive Equity Plan (the “2002 Incentive Plan”). A total of 8.0 million shares of Class B common stock, which the Company believes will be adequate to fund the requirements under its long-term compensation arrangements through 2005, have been reserved for issuance under the 2002 Incentive Plan. At the same time, the Board determined that, regardless of share availability, no new awards will be granted under the 1994 Incentive Plan following stockholder approval of the 2002 Incentive Plan. In May 2002, the Company’s stockholders approved the adoption of the 2002 Incentive Plan.
      Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant, generally become exercisable over a three-year period and expire if unexercised at the end of 10 years. At December 31, 2004, approximately 2.5 million shares are available for grant under the 2002 Incentive Plan.
      Stock option activity during the years indicated is as follows:

		Weighted
	Number of	Average
1994 Plan	Shares	Exercise Price

Balance at December 31, 2001:	5,288,886	$15.74
Granted	986,987	$3.79
Exercised	—	—
Canceled	(362,267)	$11.38

Balance at December 31, 2002:	5,913,606	$14.01
Granted	—	—
Exercised	(235,737)	$6.09
Canceled	(1,088,089)	$15.33

Balance at December 31, 2003:	4,589,780	$14.10
Granted	—	—
Exercised	(23,672)	$3.80
Canceled	(506,046)	$9.90

Balance at December 31, 2004:	4,060,062	$14.69

	Number of	Average
2002 Plan	Shares	Exercise Price

Balance at December 31, 2002:	2,021,963	$5.00
Granted	1,780,600	$3.68
Exercised	(215,788)	$4.78
Canceled	(182,661)	$4.77

Balance at December 31, 2003:	3,404,114	$4.34

Granted	1,973,100	$10.10
Exercised	(150,672)	$3.63
Canceled	(138,513)	$7.09

Balance at December 31, 2004:	5,088,029	$6.52

      At December 31, 2004, options outstanding and exercisable by price range for both plans are as follows:

	Options	Weighted	Weighted	Options	Weighted
Range of Exercise Prices	Outstanding	Average	Average	Currently	Average
		Remaining	Exercise	Exercisable	Exercise
		Contractual	Price		Price
		Life

$1.93 to $ 3.80	2,192,083	7.82	$2.98	1,067,382	$3.12
$4.88 to $ 9.92	1,846,703	6.17	$6.28	1,049,239	$6.02
$10.13 to $10.75	1,831,766	8.90	$10.54	516,266	$10.48
$10.82 to $17.94	1,845,964	3.96	$13.26	1,831,298	$13.26
$18.06 to $29.19	1,431,575	3.80	$21.58	1,431,575	$21.58

	9,148,091	6.30	$10.14	5,895,760	$11.91

      There were 4,959,604 and 4,669,601 stock options exercisable as of December 31, 2003 and December 31, 2002, respectively. The per share weighted-average fair value of stock options granted during 2004, 2003 and 2002 was $4.50, $2.03 and $2.87, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: 2004 — expected dividend yield of 0.0%, risk-free interest rate of 3.4%, volatility of 54.0% and an expected life of five years; 2003 — expected dividend yield of 0.0%, risk-free interest rate of 2.8%, volatility of 70.4% and an expected life of five years; 2002 — expected dividend yield of 0.0%, risk-free interest rate of 3.9%, volatility of 87.9% and an expected life of four years.
      There were no restricted stock grants in the last three fiscal years. The Company recognized compensation expense of $0.1 million, $1.1 million and $0.7 million related to restricted stock grants under the 1994 Incentive Plan in 2004, 2003 and 2002, respectively. At December 31, 2004, 135,342 shares of restricted stock were vested.
      The stock option plans also provide for the issuance of stock and grant of stock options to non-employee directors. The Company has granted options to purchase 563,000 shares of Class B common stock to members of the Board of Directors who are not employees of the Company. The options have a ten-year term and are exercisable six months after the date of grant. As of December 31, 2004, 409,000 options were outstanding and exercisable at prices ranging from $1.93 to $29.19 per share. There were no grants of Class B common stock to non-employee directors in 2004 or 2003.

10.	Employee Benefit Plan
      The Company has a 401(k) defined contribution plan, covering essentially all employees of the Company. Participants may contribute from 1 to 50% of their pretax earnings to a maximum of $13,000 in 2004. The Company’s matching contribution is determined annually by the Board of Directors. The Company’s contribution expense to the plan totaled $11.4 million, $8.7 million and $8.7 million in 2004, 2003 and 2002, respectively.
      During the third quarter of 2004, the Company became aware that an insufficient number of shares of its Class B common stock were registered for offer and sale through its 401(k) plan. In response to this registration shortfall, the Company promptly filed a new registration statement on Form S-8 on August 13, 2004, which registered an additional 4,500,000 shares of Class B common stock to permit the continued offer and sale of such shares to participants through the 401(k) plan. Because the 401(k) plan in the past has purchased and in the future expects to continue to purchase shares of Class B common stock needed for allocation to participant accounts only in the open market and not directly from the Company, the registration of these additional shares and their purchase by the 401(k) plan will have no dilutive impact on the outstanding equity of the Company. As a result of the registration shortfall, however, participants who acquired unregistered shares through their 401(k) plan accounts after June 30, 2003, and prior to August 13, 2004, may be entitled to rescission rights or other remedies under the Securities Act of 1933, as amended. The Company has notified affected existing and former plan participants of their potential rescission rights, but cannot predict the extent to which any such rescission rights may be exercised or the impact of any possible federal or state regulatory action pertaining to the registration shortfall. The Company does not believe, however, that any consequences arising from the registration shortfall will have a material adverse effect on its financial position or results of operations.

11.	Special Charges
      In the first quarter of 2004, the Company recorded a $0.6 million reduction in special charges related to the revision of estimated costs associated with the sale and leaseback of certain aircraft.
      In August 2004, the Company entered into definitive agreements with two lessors to return six Boeing 737-200 aircraft. Three of these aircraft were returned to the lessors in the third quarter, two were returned in the fourth quarter and one was returned in January 2005. In addition, the Company continues negotiating with one lessor on the return of its remaining two Boeing 737-200 aircraft, one of which was parked in March 2002. The other aircraft was removed from service in January 2005. In connection with the return of the aircraft, the Company recorded $1.9 million of special charges which include lease termination payment of $2.1 million, the write-down of leasehold improvements and aircraft rent balance of $2.8 million, offset by the net reversal of maintenance reserves of $3.0 million.
      In December 2004, the Company and General Electric (“GE”) mutually agreed to terminate the V2500 A-1 power by hour (PBH) agreement effective January 1, 2005. This agreement was entered into March 1998 with an original term of ten years. For terminating the agreement early, the Company received a $20.0 million credit to be applied to amounts due for other engines under the 1998 agreement that is expected to be fully applied by December 31, 2005. The Company had capitalized PBH payments for V2500 A-1 engines in excess of the unamortized cost of the overhauls performed by GE of approximately $3.7 million. With the termination of this agreement, these payments were not realizable and as a result, the Company wrote off this amount against the $20.0 million credit referred to above resulting in a $16.3 million net gain.
      In February 2003, AWA announced the elimination of its hub operations in Columbus, Ohio. As a result, 12 regional jets, all of which were operated by Chautauqua Airlines under the America West Express banner, have been phased out of the fleet. In addition, the hub has been downsized from 49 daily departures to 15 destinations to four flights per day to Phoenix and Las Vegas. Service to New York City La Guardia Airport was also eliminated because perimeter rules at the airport prohibit flights beyond 1,500 miles, precluding service from AWA’s hubs in Phoenix and Las Vegas. In the first and second quarters of 2003, the Company recorded special charges of $1.0 million and $9.6 million, respectively, related to the costs associated with the termination of certain aircraft and facility contracts, employee transfer and severance expenses and the write-off of leasehold improvements in Columbus, Ohio.
      In the first quarter of 2003, the Company recorded a $1.1 million reduction in special charges related to the earlier-than-planned return of certain leased aircraft in 2001 and 2002, as all payments related to these aircraft returns have been made.
      In April 2003, as part of a cost reduction program, the Company implemented a plan to reduce management, professional and administrative payroll costs which resulted in 179 fewer employees within these workgroups. As a result, the Company recorded a special charge of $2.3 million related to this reduction-in-force.
      In June 2003, the Company recorded an impairment loss of $2.6 million related to three owned Boeing 737-200 aircraft that were grounded and subsequently sold.
      In the third quarter of 2003, the Company recorded an additional $0.5 million of special charges associated with the elimination of our hub operations in Columbus, Ohio. These special charges were offset by a $0.5 million reduction in special charges related to the revision of estimated costs associated with the sale and leaseback of certain aircraft.

      In the first quarter of 2002, the Company recorded a special charge of $21.1 million, primarily related to the restructuring completed on January 18, 2002, resulting from the events of September 11, 2001. Components of the special charge are as follows:

Special Charges

(in thousands)
Fleet restructuring costs	$9,915
Losses on sale-leaseback transactions	6,328
Professional fees	4,745
Write-off of computer system and security equipment	3,411
Severance	656
Revision of estimate for second quarter 2001 special charge	(4,000)

Total	$21,055

      Of this amount, approximately $10.3 million, principally related to losses on sale-leaseback transactions, fleet restructuring costs, professional fees and severance was accrued.
      In the third quarter of 2002, the Company recorded a $2.0 million reduction in special charges due to a revision of the estimated costs related to the early termination of certain aircraft leases.
      The following table presents the payments and other settlements made during 2002, 2003 and 2004 and the remaining special charge accruals as of December 31, 2004.

					Contract
	Sale-	Fleet	Professional	Reductions-	Termination/
	Leaseback	Restructuring	Fees	in-Force	Other Costs	Total

	(in thousands)
Balance at December 31, 2001	$—	$16,786	$—	$83	$—	$16,869

Special charges	6,328	10,582	1,489	631	—	19,030
Reclassification of aircraft rent due to restructuring	—	4,696	—	—	—	4,696
Payments	—	(14,516)	(1,489)	(714)	—	(16,719)
Issuance of convertible notes	—	(5,000)	—	—	—	(5,000)
Forfeiture of security deposits	—	(2,289)	—	—	—	(2,289)
Loss on sale-leasebacks	(3,852)	—	—	—	—	(3,852)
Reclassification of capitalized maintenance for parked aircraft	—	(902)	—	—	—	(902)
Revision of estimate	—	(6,000)	—	—	—	(6,000)

Balance at December 31, 2002	2,476	3,357	—	—	—	5,833

Special charges	(510)	1,545	—	2,701	10,634	14,370
Payments	—	(896)	—	(2,344)	(7,446)	(10,686)
Loss on sale-leasebacks	(1,361)	—	—	—	—	(1,361)
Write-off of leasehold improvements due to Columbus hub closure	—	—	—	—	(539)	(539)
Impairment loss	—	(2,617)	—	—	—	(2,617)

Balance at December 31, 2003	605	1,389	—	357	2,649	5,000

Special charges	(600)	1,913	—	—	—	1,313
Payments	(5)	(2,908)	—	(292)	(2,528)	(5,733)
Revision of estimate	—	—	—	(65)	—	(65)
Reversal of maintenance reserves	—	3,000	—	—	—	3,000
Write-off of leasehold improvements, engine overhauls and deferred rent	—	(2,751)	—	—	—	(2,751)

Balance at December 31, 2004	$—	$643	$—	$—	$121	$764

      The Company expects to make payments related to these special charges through the fourth quarter of 2005.

12.	Nonoperating Income (Expenses) — Other, Net
      In connection with the term loan refinancing with GECC, the Company wrote off $1.3 million of debt issue costs associated to the term loan with Mizuho in 2004. This amount was recorded in nonoperating expenses.
      The changes in the fair value of the Company’s derivative instruments and the net realized gains and losses for the settled hedge transactions was a $30.5 million credit in 2004, $10.7 million credit in 2003 and $0.6 million expense in 2002.
      In April 2003, the Senate and House of Representatives of the United States of America passed, and the President signed, the Emergency Wartime Supplemental Appropriations Act to provide certain aviation-related assistance. $2.3 billion of the appropriation was for grants by the TSA to U.S. air carriers based on the proportional share each carrier had paid or collected as of the date of enactment of the legislation for passenger security and air carrier security fees. In May 2003, AWA received approximately $81.3 million representing its proportional share of passenger security and air carrier security fees paid or collected as of April 2003, which has been classified as “Federal Government Assistance” in the accompanying consolidated statements of operations. See Note 17, “Emergency Wartime Supplemental Appropriations Act.”
      In the fourth quarter of 2003, IAC/ InterActiveCorp completed its acquisition of Hotwire.com, a discount travel website. Hotwire was founded by the Texas Pacific Group, American Airlines, Continental Airlines, Northwest Airlines, United Airlines, US Airways and AWA in October 2000. AWA had an ownership interest of approximately 1.5% in Hotwire.com with a carrying value of approximately $0.03 million. Upon closing of the transaction, AWA received cash of $9.8 million. Accordingly, AWA recognized a nonoperating gain of $9.8 million in the fourth quarter of 2003.
      In the fourth quarter of 2003, Holdings completed the sale of its 12% interest in National Leisure Group to PAR Capital. The investment in National Leisure Group was carried on the Company’s consolidated balance sheet at cost, which approximated $7.7 million. PAR Capital owned $10.45 million face value of the Company’s 10 3/4% senior unsecured notes. PAR Capital purchased the Company’s investment in National Leisure Group in exchange for the $10.45 million face value of the 10 3/4% notes plus $0.3 million in cash. This resulted in a $3.3 million nonoperating gain. See Note 4, “Financial Instruments and Risk Management — (a) Fair Value of Financial Instruments — Investments in Equity Securities.”
      Under the airline compensation provisions of the Air Transportation Safety and System Stabilization Act (the “Act”), each air carrier was entitled to receive the lesser of: (i) its direct and incremental losses for the period September 11, 2001 to December 31, 2001 or (ii) its proportional available seat mile allocation (based on available seat miles for August 2001) of the $4.5 billion compensation available under the Act. In 2001, AWA received $98.2 million under the Act from the United States government and expected to receive, based on its losses and its share of available seat miles, at least an additional $10.0 million. In accordance with EITF Issue No. 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001,” AWA recognized $108.2 million of federal government assistance in 2001 as nonoperating income because direct and incremental losses incurred during 2001 exceeded that amount. In July 2002, AWA received an additional $12.3 million under the Act. Accordingly, $10.0 million was credited against the receivable established in 2001 and $2.3 million was recognized as nonoperating income in the second quarter of 2002. In August 2002, AWA received an additional payment of $6.2 million under the Act, which was recognized as nonoperating income in the third quarter of 2002.
      In March 2002, the Company wrote down its investment in Aeroxchange, an e-commerce entity, which was carried at cost, to net realizable value recognizing a loss of $2.8 million.

13.	Earnings (Loss) Per Share

	Year Ended December 31,

	2004	2003	2002

	(in thousands of dollars except per share data)
BASIC EARNINGS (LOSS) PER SHARE
Income (loss) before cumulative effect of change in accounting principle	$(89,023)	$57,420	$(179,686)
Cumulative effect of change in accounting principle	—	—	(208,223)

Net income (loss)	$(89,023)	$57,420	$(387,909)

Weighted average common shares outstanding	36,026,478	34,550,979	33,723,252

Basic earnings (loss) per share:
Earnings (loss) before cumulative effect of change in accounting principle	$(2.47)	$1.66	$(5.33)
Cumulative effect of change in accounting principle	—	—	(6.17)

Net earnings (loss)	$(2.47)	$1.66	$(11.50)

DILUTED EARNINGS (LOSS) PER SHARE
Income (loss) before cumulative effect of change in accounting principle	$(89,023)	$57,420	$(179,686)
Cumulative effect of change in accounting principle	—	—	(208,223)

Net income (loss)	(89,023)	57,420	(387,909)
Interest expense on 7.5% convertible senior notes	—	10,664	—
Interest expense on 7.25% senior exchangeable notes	—	2,881	—

Income (loss) for purposes of computing diluted net income (loss) per share	$(89,023)	$70,965	$(387,909)

Share computation:
Weighted average common shares outstanding	36,026,478	34,550,979	33,723,252
Assumed exercise of stock options and warrants	—	9,966,128	—
Assumed conversion of 7.5% convertible senior notes	—	8,157,839	—
Assumed conversion of 7.25% senior exchangeable notes	—	3,437,960	—

Weighted average common shares outstanding as adjusted	36,026,478	56,112,906	33,723,252

Diluted earnings (loss) per share:
Earnings (loss) before cumulative effect of change in accounting principle	$(2.47)	$1.26	$(5.33)
Cumulative effect of change in accounting principle	—	—	(6.17)

Net earnings (loss)	$(2.47)	$1.26	$(11.50)

      For the year ended December 31, 2004, 5,248,891 stock options and 7,352,988 warrants issued in conjunction with the government guaranteed loan and related transactions are not included in the computation of diluted EPS because the option and warrant exercise prices were greater than the average market price of common stock for the period. In addition, 8,095,842 shares issuable upon conversion of the 7.25% senior exchangeable notes due 2023 and 8,694,000 issuable upon conversion of the 7.5% convertible senior notes are not included in the computation of diluted EPS because of the antidilutive effect on EPS.
      For the year ended December 31, 2003, 5,256,111 stock options and 11,410,318 warrants issued in conjunction with the government guaranteed loan and related transactions are not included in the computation of diluted EPS because the option and warrant exercise prices were greater than the average market price of common stock for the period. In November 2004, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” which requires that issuers of convertible securities with contingent conversion features use the “if-converted” method to calculate reported earnings per share (“EPS”) irrespective of the contingent conversion trigger being met. As approved by the FASB, this change is effective for years ending after December 15, 2004. The Company applied this methodology in the accompanying consolidated statement of operations. The impact of using the “if-converted” method for the Company’s 7.25% Notes is antidilutive for the years ended December 31, 2004 and 2002. For the year ended December 31, 2003, the inclusion of the 7.25% Notes reduced diluted EPS by $0.03 from $1.29 to $1.26.
      For the year ended December 31, 2002, 22,074 stock options and 2,794,399 warrants issued in conjunction with the government guaranteed loan and related transactions are not included in the computation of diluted EPS because of the antidilutive effect on EPS. In addition, 7,292,706 stock options and 19,742,601 warrants are not included in the computation of diluted EPS because the option and warrant exercise prices were greater than the average market price of common stock for the period. The shares issuable upon conversion of the 7.5% convertible senior notes are not included in the computation of diluted EPS because of the antidilutive effect on EPS.

14.	Supplemental Information to Consolidated Statements of Cash Flows
      Supplemental disclosure of cash flow information and non-cash investing and financing activities were as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Non-cash transactions:
Reclassification of investments in debt securities to short-term	$25,730	$29,058	$—
Issuance of convertible notes	—	—	67,902
Cancellation of convertible notes	—	(660)	(8,279)
Cancellation of 10.75% senior unsecured notes related to sale of NLG investment	—	(10,370)	—
Issuance of warrants	—	—	35,383
Exercise of warrants	(2)	(17)	—
Equipment acquired through capital leases	—	—	17,753
Equipment acquired with issuance of notes payable	—	—	64,163
Notes payable issued for equipment purchase deposits	17,500	5,250	10,500
Notes payable canceled under the aircraft purchase agreement	(7,000)	(7,000)	(10,500)
Payment in kind notes issued, net of returns	9,033	8,972	7,756
Acquisition of shares due to loan default	1,700	—	—
Cash transactions:
Interest paid, net of amounts capitalized	23,841	17,201	25,942
Income taxes paid (refunded)	1,118	(3,605)	(63,353)

15.	Related Party Transactions
      As part of AWA’s reorganization in 1994, Continental Airlines and AWA entered into an alliance agreement that included code sharing arrangements, reciprocal frequent flyer programs and ground handling operations. In March 2002, AWA received notice from Continental of its intention to terminate the code sharing and frequent flyer agreements between the two airlines, effective April 26, 2002. Two of Continental’s directors are managing partners of Texas Pacific Group, which, through TPG Advisors, Inc., effectively controls the voting power of Holdings. AWA paid Continental approximately $13.4 million, $17.3 million and $25.5 million and also received approximately $4.1 million, $5.0 million and $15.9 million in 2004, 2003 and 2002, respectively, from Continental pursuant to these agreements.
      Texas Pacific Group agreed to reimburse the Company approximately $2.5 million for expenses incurred by the Company on its behalf. As a result, the Company recorded this as a receivable as of December 31, 2004. Subsequent to December 31, 2004, the Company received $1.3 million in such reimbursement and expects to receive an additional $1.2 million in 2005.

16.	Quarterly Financial Data (Unaudited)
      The 2004 and 2003 unaudited quarterly financial data has been restated to reflect the accounting for fuel hedging derivative instruments pursuant to management’s determination that the Company did not qualify for hedge accounting under SFAS No. 133. In addition, the restated amounts also reflect corrections to properly reflect the fair value of open derivative instruments at each quarter end. See Note 2, “Restatement of Previously Reported Amounts.”
      Summarized quarterly financial data for 2004 and 2003 follows (in thousands of dollars except per share amounts):

	1st Quarter			2nd Quarter

			(as previously			(as previously
	(as restated)		reported)	(as restated)		reported)
2004

Operating revenues	$576,544		$576,544	$605,074		$605,074
Operating income	14,685	(1)	17,828	16,330	(3)	20,848
Nonoperating expenses, net	(16,248	)(1)(2)	(16,652)	(5,669	)(3)(4)	(15,154)
Income tax expense	—		—	—		—
Net income (loss)	(1,563	)(2)	1,176	10,661	(4)	5,694
Net income (loss) per share:
Basic	(0.04)		0.03	0.30		0.16
Diluted	(0.03)		0.02	0.20		0.11

	3rd Quarter			4th Quarter

			(as previously			(as previously
	(as restated)		reported)	(as restated)		reported)

2004

Operating revenues	$578,623		$578,623	$578,716		$578,716
Operating loss	(36,038	)(5)	(28,237)	(38,748	)(7)	(23,681)
Nonoperating income (expenses), net	7,373	(5)(6)	(18,830)	(30,678	)(7)(8)	(26,001)
Income tax expense	—		—	30		30
Net loss	(28,665	)(6)	(47,067)	(69,456	)(8)	(49,712)
Net loss per share:
Basic	(0.79)		(1.30)	(1.92)		(1.38)
Diluted	(0.79)		(1.30)	(1.92)		(1.38)

	1st Quarter			2nd Quarter

			(as previously			(as previously
	(as restated)		reported)	(as restated)		reported)
2003

Operating revenues	$523,233		$523,233	$575,771		$575,771
Operating income (loss)	(56,376	)(9)	(46,140)	16,447	(11)	16,305
Nonoperating income (expenses), net	(7,045	)(9)(10)	(15,878)	62,425	(11)(12)	63,379
Income tax expense	—		—	—		—
Net income (loss)	(63,421	)(10)	(62,018)	78,872	(12)	79,684
Net income (loss) per share:
Basic	(1.88)		(1.84)	2.34		2.36
Diluted	(1.88)		(1.84)	2.00		2.02

	3rd Quarter			4th Quarter

			(as previously			(as previously
	(as restated)		reported)	(as restated)		reported)

2004

Operating revenues	$592,302		$592,302	$563,191		$563,191
Operating income	50,268	(13)	50,135	11,796	(15)	12,581
Nonoperating expenses, net	(18,678	)(13)(14)	(17,193)	(1,303	)(15)(16)	(5,655)
Income tax expense	—		—	(114)		(114)
Net income	31,590	(14)	32,942	10,379	(16)	6,812
Net income per share:
Basic	0.90		0.94	0.29		0.19
Diluted	0.53		0.60	0.19		0.13

(1)	Reflects reclassification of $3.1 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(2)	Reflects the restatement of $2.7 million net expense to eliminate hedge accounting for the period presented.

(3)	Reflects reclassification of $4.5 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(4)	Reflects the restatement of $5.0 million net credit to eliminate hedge accounting for the period presented.

(5)	Reflects reclassification of $7.8 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(6)	Reflects the restatement of $18.4 million net credit to eliminate hedge accounting for the period presented.

(7)	Reflects reclassification of $15.0 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.” Note, an additional $7.6 million of losses on derivative instruments was recorded directly to “Gain (Loss) on Derivative Instruments, Net.”

(8)	Reflects the restatement of $19.7 million net expense to eliminate hedge accounting for the period presented.

(9)	Reflects reclassification of $10.2 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(10)	Reflects the restatement of $1.4 million net expense to eliminate hedge accounting for the period presented.

(11)	Reflects reclassification of $0.2 million net expense from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(12)	Reflects the restatement of $0.8 million net expense to eliminate hedge accounting for the period presented.

(13)	Reflects reclassification of $0.1 million net expense from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(14)	Reflects the restatement of $1.4 million net expense to eliminate hedge accounting for the period presented.

(15)	Reflects reclassification of $0.8 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(16)	Reflects the restatement of $3.6 million net credit to eliminate hedge accounting for the period presented.
     Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share in 2004 and 2003 does not equal the total computed for the year.

17.	Emergency Wartime Supplemental Appropriations Act
      In April 2003, the Senate and House of Representatives of the United States of America passed, and the President signed, the Emergency Wartime Supplemental Appropriations Act to provide certain aviation-related assistance. The bill included the following key provisions:

•	$2.3 billion of the appropriation was for grants by the Transportation Security Administration (“TSA”) to U.S. air carriers based on the proportional share each carrier had paid or collected as of the date of enactment of the legislation for passenger security and air carrier security fees. In May 2003, the Company received approximately $81.3 million representing its proportional share of passenger security and air carrier security fees paid or collected as of April 2003. The Company recorded this amount as nonoperating income in the accompanying consolidated statements of operations. See Note 12, “Nonoperating Income (Expenses) — Other, Net.”

•	The TSA would not impose passenger security fees during the period beginning June 1, 2003 and ending September 30, 2003.

•	$100 million of the appropriation would be available to compensate air carriers for the direct costs associated with the strengthening of flight deck doors and locks on aircraft. AWA received approximately $4.6 million in 2003 as reimbursement for the costs of reinforcing flight deck doors and locks.

•	Aviation war risk insurance provided by the federal government is extended until August 2005.

•	Certain airlines that received the aviation-related assistance, principally those airlines with trans-Pacific or trans-Atlantic flights, agreed to limit the total cash compensation for certain executive officers during the 12-month period beginning April 1, 2003 to an amount equal to the annual salary paid to that officer during the air carrier’s fiscal year 2002. Any violation of this agreement would have required the carrier to repay to the government the amount reimbursed for airline security fees. Since AWA does not operate trans-Pacific or trans-Atlantic flights, AWA was not subject to this provision.

18.	Segment Disclosures
      Holdings is one reportable operating segment. Accordingly, the segment reporting financial data required by SFAS No. 131 is included in the accompanying consolidated balance sheets and consolidated statements of operations.

Item 8B.	Consolidated Financial Statements and Supplementary Data — America West Airlines, Inc. (“AWA”)
      Consolidated balance sheets of AWA as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and stockholder’s equity and comprehensive income for each of the years in the three-year period ended December 31, 2004, together with the related notes and the reports of KPMG LLP, and PricewaterhouseCoopers LLP, independent registered public accounting firms, are set forth on the following pages.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
America West Airlines, Inc.:
      We have audited the accompanying consolidated balance sheets of America West Airlines, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and stockholder’s equity and comprehensive income for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of America West Airlines, Inc., and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 2 to the accompanying consolidated financial statements, the Company has restated the consolidated balance sheet as of December 31, 2003 and the consolidated statement of changes in stockholder’s equity and comprehensive income for the year then ended.
/s/ KPMG LLP
Phoenix, Arizona
March 11, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
of America West Airlines, Inc.:
      In our opinion, the accompanying consolidated statements of operations, of cash flows and of stockholder’s equity and comprehensive income for the year ended December 31, 2002 present fairly, in all material respects, the results of operations and cash flows of America West Airlines, Inc. (a wholly-owned subsidiary of America West Holdings Corporation) for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      As discussed in Note 1(k) to the consolidated financial statements, the Company changed its method of accounting for reorganization value in excess of amounts allocable to identifiable assets in connection with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.
PricewaterhouseCoopers LLP
Phoenix, Arizona
March 24, 2003, except for the effects of the
reorganization transaction described in Note 1(a)
as to which the date is August 2, 2004

America West Airlines, Inc.
Consolidated Balance Sheets
December 31, 2004 and 2003
(in thousands except share data)

	2004	2003

		(as restated -
		See Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$128,497	$134,150
Short-term investments	126,651	322,615
Restricted cash	41,264	42,900
Accounts receivable, less allowance for doubtful accounts of $1,487 in 2004 and $5,806 in 2003	108,837	77,235
Expendable spare parts and supplies, less allowance for obsolescence of $14,759 in 2004 and $12,254 in 2003	57,563	58,575
Prepaid expenses	141,571	129,291

Total current assets	604,383	764,766

Property and equipment:
Flight equipment	926,930	858,395
Other property and equipment	289,279	271,593
Equipment purchase deposits	63,450	46,050

	1,279,659	1,176,038
Less accumulated depreciation and amortization	624,193	569,468

	655,466	606,570

Other assets:
Investments in debt securities	30,000	40,740
Restricted cash	72,091	69,876
Advances to parent company, net (see Note 5)	258,777	254,792
Other assets, net	90,270	110,198

	451,138	475,606

	$1,710,987	$1,846,942

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current maturities of long-term debt	$151,183	$103,899
Current obligations under capital leases	3,475	3,442
Accounts payable	173,196	209,373
Payable to affiliate, net	—	1,926
Air traffic liability	194,718	174,486
Accrued compensation and vacation benefits	42,699	61,045
Accrued taxes	20,651	24,117
Other accrued liabilities	65,958	59,277

Total current liabilities	651,880	637,565

Long-term debt, less current maturities	635,129	688,965
Capital leases, less current obligations	5,061	8,467
Deferred credits and other liabilities	132,103	139,873
Commitments and contingencies (see Note 7)
Stockholder’s equity:
Class B common stock, $.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	—	—
Additional paid-in capital	555,114	555,115
Accumulated deficit	(268,300)	(183,043)

Total stockholder’s equity	286,814	372,072

	$1,710,987	$1,846,942

See accompanying Notes to Consolidated Financial Statements.

America West Airlines, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands)

	2004	2003	2002

Operating revenues:
Passenger	$2,196,627	$2,113,629	$1,929,444
Cargo	28,233	26,914	27,574
Other	113,417	113,274	89,545

Total operating revenues	2,338,277	2,253,817	2,046,563

Operating expenses:
Salaries and related costs	655,185	658,042	601,870
Aircraft rents	304,343	297,518	295,016
Other rents and landing fees	167,772	154,598	158,290
Aircraft fuel	557,098	375,996	299,284
Agency commissions	25,191	34,457	49,953
Aircraft maintenance materials and repairs	205,580	223,266	252,691
Depreciation and amortization	54,354	66,865	75,201
Special charges (credits), net	(15,432)	14,370	19,030
Other	423,890	402,613	451,444

Total operating expenses	2,377,981	2,227,725	2,202,779

Operating income (loss)	(39,704)	26,092	(156,216)

Nonoperating income (expenses):
Interest income	14,169	13,249	17,551
Interest expense, net	(86,488)	(86,743)	(79,529)
Federal government assistance	—	81,255	8,466
Gain (loss) on disposition of property and equipment	1,460	151	(1,852)
Gain on sale of investments	—	9,762	—
Gain (loss) on derivative instruments, net	23,782	10,746	(656)
Other, net	1,547	6,888	215

Total nonoperating income (expenses), net	(45,530)	35,308	(55,805)

Income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle	(85,234)	61,400	(212,021)
Income tax expense (benefit)	23	114	(30,544)

Income (loss) before cumulative effect of change in accounting principle	(85,257)	61,286	(181,477)
Cumulative effect of change in accounting principle	—	—	(208,223)

Net income (loss)	$(85,257)	$61,286	$(389,700)

See accompanying Notes to Consolidated Financial Statements.

America West Airlines, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands)

	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$(85,257)	$61,286	$(389,700)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cumulative effect of change in accounting principle	—	—	208,223
Depreciation and amortization	54,354	66,865	75,894
Amortization of capitalized maintenance	85,590	105,076	111,576
Amortization of deferred credits	(8,208)	(10,970)	(10,077)
Amortization of deferred rent	6,189	9,514	11,452
Amortization of warrants	7,155	8,100	7,708
Amortization of debt issue costs and guarantee fees	35,752	35,977	24,978
Amortization of bond discount	3,826	3,366	2,894
Amortization of investment discount and premium, net	1,435	899	—
Gain on sale of investments	—	(3,287)	—
Special charges, net	(15,432)	14,370	19,055
Other	28,311	6,714	15,801
Changes in operating assets and liabilities:
Decrease (increase) in restricted cash	1,636	(42,900)	—
Decrease (increase) in accounts receivable, net	(13,337)	4,365	60,009
Decrease (increase) in expendable spare parts and supplies, net	1,012	(2,681)	(4,061)
Increase in prepaid expenses	(49,286)	(45,932)	(64,350)
Decrease (increase) in other assets, net	(2,635)	(254)	5,319
Increase (decrease) in accounts payable	(37,120)	9,385	(61,525)
Increase (decrease) in air traffic liability	20,232	4,395	(6,894)
Increase (decrease) in accrued compensation and vacation benefits	(18,347)	19,796	(3,050)
Decrease in accrued taxes	(3,465)	(17,614)	(68,909)
Increase (decrease) in other accrued liabilities	6,938	(1,689)	28,348
Increase in other liabilities	1,299	1,294	16,022

Net cash provided by (used in) operating activities	20,642	226,075	(21,287)

Cash flows from investing activities:
Purchases of property and equipment	(219,383)	(154,365)	(157,202)
Purchases of short-term investments	(487,505)	(633,711)	(69,987)
Sales of short-term investments	707,774	364,332	45,249
Purchases of investments in debt securities	(35,000)	(80,436)	—
Sales of investments in debt securities	20,000	10,300	—
Increase in restricted cash	(2,215)	(23,908)	—
Proceeds from sales of aircraft.	—	—	175,478
Proceeds from sales of other property and equipment	32,372	25,826	122
Proceeds from sale of NLG investment	—	348	—

Net cash provided by (used in) investing activities	16,043	(491,614)	(6,340)

Cash flows from financing activities:
Proceeds from issuance of debt	141,354	86,828	435,386
Repayment of debt	(175,640)	(16,832)	(192,596)
Payment of debt issue costs	(1,152)	(3,236)	(36,987)
Other	(6,900)	(1,750)	2,600

Net cash provided by (used in) financing activities	(42,338)	65,010	208,403

Net increase (decrease) in cash and cash equivalents	(5,653)	(200,529)	180,776
Cash and cash equivalents at beginning of year	134,150	334,679	153,903

Cash and cash equivalents at end of year	$128,497	$134,150	$334,679

See accompanying Notes to Consolidated Financial Statements.

America West Airlines, Inc.
Consolidated Statements of Stockholder’s Equity and Comprehensive Income
For the Years Ended December 31, 2004, 2003 and 2002
(In thousands except share data)

			Accumulated
	Additional	Retained	Other
	Paid-In	Earnings/	Comprehensive
	Capital	(Deficit)	Income	Total

Balance at December 31, 2001	$519,748	$145,371	$1,390	$666,509

Net loss	—	(389,700)	—	(389,700)
Other comprehensive income:
Changes in the fair value of derivative financial instruments, net of tax	—	—	640	640

Total comprehensive income (loss)	—	(389,700)	640	(389,060)

Non-cash capital contribution	35,384	—	—	35,384

Balance at December 31, 2002	555,132	(244,329)	2,030	312,833

Net income	—	61,286	—	61,286
Correction of other comprehensive income(a)	—	—	(2,030)	(2,030)
Exercise of warrants	(17)	—	—	(17)

Balance at December 31, 2003, as restated	$555,115	$(183,043)	$—	$372,072

Net loss	—	(85,257)	(85,257)
Exercise of warrants	(1)	—	—	(1)

Balance at December 31, 2004	$555,114	$(268,300)	$—	$286,814

(a)	Correction of Other Comprehensive Income — See Note 2, “Restatement of Previously Reported Amounts.”
See accompanying Notes to Consolidated Financial Statements.

America West Airlines, Inc.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
      America West Airlines, Inc. (“AWA” or the “Airline”) is a wholly owned subsidiary of America West Holdings Corporation (“Holdings” or the “Company”). AWA accounted for most of the Company’s revenues and expenses in 2004. Based on 2004 operating revenues and available seat miles (“ASMs”), AWA is the eighth largest passenger airline in the United States with the lowest cost structure of the eight major hub-and-spoke airlines. At the end of 2004, AWA operated a fleet of 138 aircraft with an average fleet age of 10.7 years and served 63 destinations in North America, including eight in Mexico, three in Canada and one in Costa Rica. Through regional alliance and code share arrangements with other airlines, AWA served an additional 51 destinations in North America and the Middle East. In 2004, AWA flew approximately 21.1 million passengers and generated revenues of approximately $2.3 billion.

1.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
      The consolidated financial statements include the accounts of America West Airlines and its wholly owned subsidiary Flight Training Center Hangar Plan (“FTCHP”). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior years’ consolidated financial statements to conform to the current year’s presentation.
      The Leisure Company (“TLC”), previously a wholly owned subsidiary of Holdings, was merged into AWA on January 1, 2004 and continues to operate as the America West Vacations division of AWA. This transaction was accounted for as a reorganization of entities under common control. The 2003 and 2002 consolidated financial statements are presented on a comparable basis with the 2004 consolidated financial statements, as if the reorganization had occurred January 1, 2002. All intercompany transactions between AWA and TLC have been eliminated.

(b)	Cash, Cash Equivalents and Short-term Investments
      Cash equivalents consist of all highly liquid debt instruments purchased with original maturities of three months or less. Short-term investments consist of cash invested in certain debt securities with original maturities greater than 90 days and less than one year. The debt securities are classified as held to maturity and are carried at amortized cost that approximates fair value.
      AWA reclassified investments in auction rate securities previously classified as cash equivalents to short-term investments on the accompanying consolidated balance sheets. Investments reclassified in 2004 and 2003 were $58.4 million and $249.7 million, respectively.

(c)	Expendable Spare Parts and Supplies
      Flight equipment expendable spare parts and supplies are valued at average cost. An allowance for obsolescence is provided, over the estimated useful life of the related aircraft and engines, for spare parts expected to be on hand at the date the aircraft are retired from service.

(d)	Property and Equipment
      Property and equipment are recorded at cost. Interest capitalized on advance payments for aircraft acquisitions and on expenditures for aircraft improvements are part of these costs. Interest capitalized for the years ended December 31, 2004, 2003 and 2002 was $2.2 million, $1.6 million and $3.0 million, respectively. Property and equipment is depreciated and amortized to residual values over the estimated useful lives or the lease term, whichever is less, using the straight-line method.
      The estimated useful lives for AWA’s ground property and equipment range from three to 12 years for owned property and equipment and up to 30 years for the flight training facility. The estimated useful lives of AWA’s owned aircraft, jet engines, flight equipment and rotable parts range from five to 25 years. Leasehold improvements relating to flight equipment and other property on operating leases are amortized over the life of the lease or the life of the asset, whichever is shorter.

      AWA records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(e)	Restricted Cash
      Restricted cash includes cash deposits securing certain letters of credit and surety bonds and cash deposits held by institutions that process credit card sales transactions. Current restricted cash includes amounts set aside in an irrevocable trust for the redemption of the 10 3/4% senior unsecured notes which was subsequently paid on January 26, 2005.

(f)	Aircraft Maintenance and Repairs
      Routine maintenance and repairs are charged to expense as incurred. The cost of major scheduled airframe, engine and certain component overhauls are capitalized and amortized over the periods benefited and are included in aircraft maintenance materials and repairs expense.
      In the first quarter of 2004, the Company revised the estimated useful life for certain aircraft and related spare parts inventory as a result of changes in AWA’s fleet plan and for capitalized maintenance on certain of its engines as a result of changes in aircraft utilization. The net impact of this change in estimate decreased the net loss for 2004 by approximately $18.4 million.
      An accrual for the estimated cost of scheduled airframe and engine overhauls required to be performed on leased aircraft prior to their return to the lessors has also been recorded. These estimates are based on historical costs and our assumptions regarding the renewal of aircraft leases.

(g)	Derivative Instruments
      AWA’s fuel hedging contracts do not qualify as cash flow hedges under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). See Note 2, “Restatement of Previously Reported Amounts.” Accordingly, the derivative hedging instruments are recorded as an asset or liability on the balance sheet at fair value and the changes in the fair values are recorded in “Gain (Loss) on Derivative Instruments, Net” in the accompanying consolidated statements of operations. See Note 12, “Nonoperating Income (Expenses) — Other, Net.”

(h)	Frequent Flyer Awards
      AWA maintains a frequent travel award program known as “FlightFund” that provides a variety of awards to program members based on accumulated mileage. The estimated cost of providing the free travel, using the incremental cost method as adjusted for estimated redemption rates, is recognized as a liability and charged to operations as program members accumulate mileage.
      AWA also sells mileage credits to companies participating in its FlightFund program, such as hotels, car rental agencies and credit card companies. Transportation-related revenue from the sale of mileage credits is deferred and recognized when transportation is provided.

(i)	Deferred Credit-Operating Leases
      Rents for operating leases were adjusted to fair market value when AWA emerged from bankruptcy in 1994. The net present value of the difference between the stated lease rates and the fair market rates has been recorded as a deferred credit in the accompanying balance sheets. The deferred credit will be increased through charges to interest expense and decreased on a straight-line basis as a reduction in rent expense over the applicable lease periods. At December 31, 2004 and 2003, the unamortized balance of the deferred credit was $38.3 million and $44.6 million, respectively.

      In January 2002, AWA closed a $429 million loan supported by a $380 million government loan guarantee. This loan triggered aircraft rent concessions negotiated with approximately 20 aircraft lessors. Approximately $18.1 million of aircraft rent, which was accrued as of December 31, 2001, was waived by the aircraft lessors. This amount has been recorded as a deferred credit in the accompanying consolidated balance sheet and will be amortized over the remaining lives of the applicable leases as a reduction in rent expense. At December 31, 2004 and 2003, the unamortized balance of the deferred credit was approximately $4.2 million and $7.8 million, respectively.

(j)	Passenger Revenue
      Passenger revenue is recognized when transportation is provided. Ticket sales for transportation which has not yet been provided are recorded as air traffic liability. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized in revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based on the statistical analysis of AWA’s historical data. Any adjustments resulting from periodic evaluations of the estimated air traffic liability are included in results of operations during the period in which the evaluations are completed.

(k)	Reorganization Value in Excess of Amounts Allocable to Identifiable Assets (“ERV”)
      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS No. 142 does not permit the amortization of goodwill as required by APB Opinion No. 17, “Intangible Assets.” Rather, goodwill is subject to a periodic impairment test, using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill impairment test measures the amount of the impairment loss, using a fair value-based approach. Under SFAS No. 142, ERV is reported as goodwill and accounted for in the same manner as goodwill. SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. Upon adoption of this statement on January 1, 2002, AWA recorded an impairment loss of $208.2 million, which was supported by an independent valuation of the Company. The impairment loss was recorded as the cumulative effect of a change in accounting principle.

(l)	Advertising Costs
      AWA expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2004, 2003 and 2002 was $8.3 million, $5.8 million and $6.5 million, respectively.

(m)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized.

(n)	Stock Options
      Certain of AWA’s employees are eligible to participate in the stock option plans of Holdings. Holdings accounts for its stock option plans in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Accordingly, no compensation cost has been recognized for stock options in Holdings’ condensed consolidated financial statements. Had Holdings determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, “Accounting for Share-Based Payments,” and allocated the compensation expense to AWA for its employees participating in the stock option plans, AWA’s net income (loss) would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002

	(in thousands)
Net income (loss), as reported	$(85,257)	$61,286	$(389,700)
Stock-based compensation expense	(5,874)	(4,320)	(3,709)

Pro forma net income (loss)	$(91,131)	$56,966	$(393,409)

(o)	New Accounting Standards
      In November 2004, the FASB issued Revised Statement No. 123, “Accounting for Share-Based Payment” (“SFAS No. 123R”). This statement requires AWA to recognize the grant-date fair value of stock options in the Statement of Operations. In addition, AWA will be required to calculate this compensation using the fair-value based method, versus the intrinsic value method previously allowed under SFAS No. 123. This revision is effective for periods beginning after June 15, 2005. Accordingly, AWA will adopt this revised SFAS effective July 1, 2005. AWA is currently evaluating how it will adopt SFAS No. 123R and has not determined the method it will use to value granted stock options. The adoption of SFAS No. 123R is expected to have a material effect on AWA’s results of operations. See Note 1, “Summary of Significant Accounting Policies” (n) “Stock Options” for AWA’s disclosure of the impact of the compensation cost associated with stock options under SFAS No. 123.

(p)	Use of Estimates
      Management of AWA has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

(q)	Reclassifications
      Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation.
      AWA reclassified amounts related to settled fuel hedge transactions and mark-to-market adjustments on open hedge instruments from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net” in the accompanying consolidated statement of operations. In fiscal years 2004 and 2003, such amounts reduced fuel expense while in fiscal years 2002 and 2001, such amounts increased fuel expense, as originally classified. The amounts reclassified are as follows:

Fiscal Year	Amounts Reclassified

(in thousands)
2004	$30,529
2003	10,746
2002	(656)

2.	Restatement of Previously Reported Amounts

Derivative Instruments
      In February 2005, management undertook a review of AWA’s accounting for its fuel hedging transactions. As a result of this review, management concluded that AWA’s hedging transactions did not qualify for hedge accounting under U.S. generally accepted accounting principles. Accordingly, management concluded that the financial statements for prior periods required restatement to reflect the fair value of fuel hedging contracts in the balance sheets and statements of stockholders equity and comprehensive income of Holdings and AWA. Specifically, (i) AWA has restated its balance sheet and statement of stockholder’s equity and comprehensive income as of and for the year ended December 31, 2003, and (ii) AWA has restated its 2004 and 2003 interim financial results to correct the aforementioned accounting errors. The unaudited interim results as originally reported and as restated are presented in Note 15, “Quarterly Financial Data

(Unaudited).” AWA restated its 2003 consolidated balance sheet to reduce the carrying value of its derivative instruments asset by $12.5 million, which served to record the asset at fair value of open contracts as of December 31, 2003. The restatement also eliminated $12.5 million in accumulated other comprehensive income, $2.0 million of which was previously recorded in the 2003 beginning balance of accumulated other comprehensive income. The restated amount of other assets is $110.2 million in the accompanying 2003 consolidated balance sheet. The restatement eliminates the balance in accumulated other comprehensive income in the accompanying 2003 consolidated balance sheet and consolidated statement of stockholders’ equity and comprehensive income.

3.	Investments in Debt Securities
      Cash equivalents and short-term investments as of December 31 are classified as follows:

	2004	2003

	(in thousands)
Cash and cash equivalents:
Corporate notes	$—	$4,205
Cash and money market funds	126,992	128,441
U.S. government securities	1,505	1,504

Total cash and cash equivalents	$128,497	$134,150

Short-term investments:
Corporate notes	$126,651	$318,845
U.S. government securities	—	3,770

Total short-term investments	126,651	322,615

Total cash equivalents and short-term investments	$255,148	$456,765

      In addition, AWA had long-term investments in debt securities of $30.0 million and $40.7 million as of December 31, 2004 and 2003, respectively. Long-term investments consist of cash invested in certain debt securities with maturities greater than one year. The debt securities are classified as held to maturity and are carried at amortized cost that approximates fair value.

4.	Financial Instruments and Risk Management

(a)	Fair Value of Financial Instruments

Cash Equivalents, Short-term Investments and Receivables
      The carrying amount approximates fair value because of the short-term nature of these instruments.

Long-term Debt
      At December 31, 2004 and 2003, the fair value of long-term debt was approximately $721.5 million and $845.6 million, respectively. AWA’s variable rate long-term debt with a carrying value of $545.7 million and $555.9 million at December 31, 2004 and 2003, respectively, approximates fair value because these borrowings have variable interest rate terms that approximate market interest rates for similar debt instruments. The fair values of AWA’s other long-term debt are determined based on quoted market prices if available or market prices for comparable debt instruments.

(b)	Fuel Price Risk Management
      Under its fuel hedging program, AWA may enter into certain hedging transactions with approved counterparties for a period generally not exceeding 12 months. As of December 31, 2004, AWA had entered into costless collar and basis swap transactions hedging approximately 42% of its projected 2005 fuel requirements. The fair value of AWA’s financial derivative instruments was a net asset of approximately $0.2 million and $2.7 million at December 31, 2004 and 2003, respectively. See Note 2, “Restatement of Previously Reported Amounts.”
      AWA is exposed to credit risks in the event any counterparty fails to meet its obligations. AWA does not anticipate such non-performance as counterparties are selected based on credit ratings, exposure to any one counterparty is limited based on formal guidelines and the relative market positions with such counterparties are closely monitored.

(c)	Concentration of Credit Risk
      AWA does not believe it is subject to any significant concentration of credit risk. Most of AWA’s receivables result from tickets sold to individual passengers through the use of major credit cards or from tickets sold by other airlines and used by passengers on AWA. These receivables are short-term, generally being settled shortly after the sale.

5.	Advances to Parent Company and Affiliate
      In January 2002, AWA closed a $429 million loan supported by a $380 million government loan guarantee. The terms of this loan and AWA’s secured term loan restrict Holdings’ and AWA’s ability to incur additional indebtedness or issue equity unless the proceeds of those transactions are used to prepay the government guaranteed loan and the term loan. Accordingly, as a result of this transaction, AWA’s net advances to Holdings have been classified in “Other Assets” on AWA’s balance sheet.
      AWA’s net advances to Holdings were approximately $258.8 million and $213.1 million at December 31, 2004 and 2003, respectively.

6.	Long-Term Debt
      Long-term debt at December 31, 2004 and 2003 consists of the following:

	2004	2003

	(in thousands)
Secured
Equipment notes payable, variable interest rates of 2.88% to 3.37%, averaging 2.96%, installments due 2005 through 2008	$39,464	$48,454
GECC term loan, variable interest rate of 6.41%, quarterly installments beginning 2006 through 2010(a)	110,564	—
Term loan, variable interest rate, paid off September 2004(a)	—	74,775
Senior secured discount notes, variable interest rate of 6.42%, installments due 2005 through 2009(b)	35,988	—

	186,016	123,229

Unsecured
Government guaranteed loan, variable interest rate of 2.38%, installments due 2005 through 2008(c)	343,200	429,000
10 3/4% senior unsecured notes, interest only payments until due in 2005(d)	39,548	39,548
7.5% convertible senior notes, interest only payments until due in 2009(e)	112,299	104,328
7.25% senior exchangeable notes, due 2023 with cash interest at 2.49% payable through 2008 and original issue discount of 7.25% thereafter(f)	252,695	252,695
Equipment notes payable, interest rates of 90-day LIBOR +1.25%, averaging 3.61%, installments due through 2005	15,750	5,250
Industrial development bonds, fixed interest rate of 6.3% due 2023(g)	29,300	29,300
State loan, variable interest rate of 5.97%, installments due 2005 through 2007	750	1,500

	793,542	861,621

Total long-term debt	979,558	984,850
Less: Unamortized discount on debt	(193,246)	(191,986)
Current maturities	(151,183)	(103,899)

	$635,129	$688,965

(a)	On September 10, 2004, AWA entered into a term loan financing with GECC providing for loans in an aggregate amount of $110.6 million. AWA used approximately $77.0 million of the proceeds from this financing to repay in full its term loan with Mizuho Corporate Bank, Ltd. and certain other lenders and to pay certain costs associated with this transaction. AWA used the remaining proceeds for general corporate purposes. The new term loan financing consists of two secured term loan facilities: a

$75.6 million term loan facility secured primarily by spare parts, rotables and appliances (the “Spare Parts Facility”); and a $35.0 million term loan facility secured primarily by aircraft engines and parts installed in such engines (the “Engine Facility”).

The facilities are cross-collateralized on a subordinated basis and the collateral securing the facilities also secures on a subordinated basis certain of AWA’s other existing debt and lease obligations to GECC and its affiliates.

The loans under the Spare Parts Facility are payable in full at maturity on September 10, 2010. The loans under the Engine Facility are payable in equal quarterly installments of $1.3 million beginning on March 10, 2006 through June 10, 2010 with the remaining loan amount of $11.8 million payable at maturity on September 10, 2010. The loans under each facility may be prepaid in an amount not less than $5 million at any time after the 30th monthly anniversary of the funding date under such facility. If AWA fails to maintain a certain ratio of rotables to loans under the Spare Parts Facility, it may be required to pledge additional rotables or cash as collateral, provide a letter of credit or prepay some or all of the loans under the Spare Parts Facility. In addition, the loans under the Engine Facility are subject to mandatory prepayment upon the occurrence of certain events of loss applicable to, or certain dispositions of, aircraft engines securing the facility.

Principal amounts outstanding under the loans bear interest at a rate per annum based on three-month LIBOR plus a margin. Both facilities contain customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

(b)	On December 27, 2004, AWA raised additional capital by financing its Phoenix maintenance facility and flight training center. The flight training center was previously unencumbered, and the maintenance facility became unencumbered earlier this year when AWA refinanced its term loan. Using its leasehold interest in these two facilities as collateral, AWA, through a wholly owned subsidiary named FTCHP LLC, raised $30.8 million through the issuance of senior secured discount notes. The notes were issued by FTCHP at a discount pursuant to the terms of a senior secured term loan agreement among AWA, FTCHP, Heritage Bank, SSB, as administrative agent, Citibank, N.A., as the initial lender, and the other lenders from time to time party thereto. Citibank, N.A. subsequently assigned all of its interests in the notes to third party lenders.

AWA has fully and unconditionally guaranteed the payment and performance of FTCHP’s obligations under the notes and the loan agreement. The notes require aggregate principal payments of $36 million with principal payments of $1.5 million due on each of the first two anniversary dates and the remaining principal amount due on the fifth anniversary date. The notes may be prepaid in full at any time (subject to customary LIBOR breakage costs) and in partial amounts of $1.5 million on the third and fourth anniversary dates. The unpaid principal amount of the notes bears interest based on LIBOR plus a margin subject to adjustment based on a loan to collateral value ratio.

The loan agreement contains customary covenants applicable to loans of this type, including obligations relating to the preservation of the collateral and restrictions on the activities of FTCHP. In addition, the loan agreement contains events of default, including payment defaults, cross-defaults to other debt of FTCHP, if any, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

In connection with this financing, AWA sold all of its leasehold interests in the maintenance facility and flight training center to FTCHP and entered into subleases for the facilities with FTCHP at lease rates expected to approximate the interest payments due under the notes. In addition, AWA agreed to make future capital contributions to FTCHP in amounts sufficient to cover principal payments and other amounts owing pursuant to the notes and the loan agreement.

The proceeds from this financing, together with $10.5 million from operating cash flow, were irrevocably deposited with the trustee for AWA’s 10 3/4% senior unsecured notes due 2005 and subsequently redeemed on January 26, 2005.

(c)	In January 2002, AWA closed a $429 million loan backed by a $380 million federal loan guarantee provided by the Air Transportation Stabilization Board (the “ATSB”). Certain third-party counter-guarantors have fully and unconditionally guaranteed the payment of an aggregate of $45 million of the outstanding principal amount under the government guaranteed loan plus accrued and unpaid interest thereon. In addition, Holdings has fully and unconditionally guaranteed the payment of all principal, premium, interest and other obligations outstanding under the government guaranteed loan and has pledged the stock of AWA to secure its obligations under such guarantee. Principal amounts under this loan become due in ten installments of $42.9 million on each March 31 and September 30, commencing on March 31, 2004 and ending on September 30, 2008. Principal amounts outstanding under the government guaranteed loan bear interest at a rate per annum equal to LIBOR plus 40 basis points.

Subject to certain exceptions, AWA is required to prepay the government guaranteed loan with:

•	the net proceeds of all issuances of debt or equity by either Holdings or AWA after January 2002;

•	proceeds from asset sales in excess of $20 million in any fiscal year; and

•	insurance proceeds in excess of $2 million to the extent such proceeds are not used to restore or replace the assets from which such proceeds are derived.

In addition, AWA is required to prepay the government guaranteed loan upon a change in control and we may be required to prepay portions of the loan if our employee compensation costs exceed a certain threshold. AWA may, at its option, prepay the government guaranteed loan without premium or penalty, subject to reimbursement of the lenders’ breakage costs in the case of prepayment of LIBOR loans.

The government guaranteed loan requires that AWA maintain a minimum cash balance of $100 million. In addition, the government loan contains customary affirmative covenants and the following negative covenants: restrictions on liens, investments, restricted payments, fundamental changes, asset sales and acquisitions, the creation of new subsidiaries, sale and leasebacks, transactions with affiliates, the conduct of business, mergers or consolidations, issuances and dispositions of capital stock of subsidiaries, and amendments to other indebtedness. The government guaranteed loan contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

(d)	In August 1995, AWA issued $75.0 million principal amount of 10 3/4% senior unsecured notes due 2005 of which $39.5 million remained outstanding at December 31, 2004. Interest on the 10 3/4% senior unsecured notes is payable semiannually in arrears on March 1 and September 1 of each year. On December 27, 2004, AWA called for the redemption on January 26, 2005 of all of the senior unsecured notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest through the redemption date. In addition, AWA irrevocably deposited the $30.8 million raised through the maintenance facility and flight training center financing, together with an additional $10.5 million from its operating cash flow, with the trustee for the senior unsecured notes. The senior notes were subsequently redeemed on January 26, 2005.

(e)	In connection with the closing of the government guaranteed loan and the related transactions, Holdings issued $104.5 million of 7.5% convertible senior notes due 2009, of which approximately $112.3 million remained outstanding at December 31, 2004 (including $21.6 million of interest paid through December 31, 2004 as a deemed loan added to the initial principal thereof). Beginning January 18, 2005, these notes are convertible into shares of class B common stock, at the option of the holders, at an initial conversion price of $12.00 per share or a conversion ratio of approximately 83.333 shares per $1,000 principal amount of such notes, subject to standard anti-dilution adjustments. Interest on the 7.5% convertible senior notes is payable semiannually in arrears on June 1 and December 1 of each year. At Holdings’ option, the first six interest payments were payable in the form of a deemed loan added to the principal amount of these notes. The 7.5% convertible senior notes will mature on January 18, 2009 unless earlier converted or redeemed. The payment of principal, premium and interest on the 7.5% convertible senior notes is fully and unconditionally guaranteed by AWA.

Holdings may redeem some or all of the 7.5% convertible senior notes at any time before January 18, 2005, at a redemption price equal to $1,000 per note to be redeemed if (A) the closing price of the class B common stock has exceeded 120% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the mailing of the redemption notice, and (B) a shelf registration statement covering resales of the notes and the class B common stock issuable upon conversion thereof is effective and available for use and is expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required. Holdings may redeem the 7.5% convertible senior notes, in whole or in part, on or after January 18, 2005 at the following redemption prices (expressed as percentages of the principal amount thereof), if redeemed during the twelve-month period commencing on January 18 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Redemption Price

2005	103.75%
2006	102.50%
2007	101.25%
2008 and thereafter	100.00%

For financial reporting purposes, AWA recorded the convertible senior notes at their fair market value on the date of issuance. The balance at December 31, 2004 is net of an unamortized discount of $22.2 million.

(f)	In July and August of 2003, AWA completed a private placement of approximately $86.8 million issue price of 7.25% Senior Exchangeable Notes due 2023. The notes bear cash interest at 2.49% per year until July 30, 2008. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount daily at a rate of 7.25% per year until maturity. Each note was issued at a price of $343.61 and is exchangeable for class B common stock of Holdings at an exchange ratio of 32.038 shares per $1,000 principal amount at maturity of the notes (subject to adjustment in certain circumstances). This represents an equivalent conversion price of approximately $10.73 per share. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be $252,695,000. The notes are unconditionally guaranteed on a senior unsecured basis by Holdings.

Holders may exchange their notes for the shares of class B common stock of Holdings in any fiscal quarter commencing after September 30, 2003, if, as of the last day of the preceding fiscal quarter, the closing sale price of the class B common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted exchange price per share of Class B common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be exchangeable at any time at the option of the holder through maturity. The accreted exchange price per share as of any day will equal the issue price of a note plus accrued original issue discount to that day divided by 32.038, subject to any adjustments to the exchange rate through that day.

On or before July 30, 2018, a holder also may exchange its notes for shares of the Class B common stock at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average exchange value for the notes during that period. Exchange value is equal to the product of the closing sale price for the shares of Class B common stock on a given day multiplied by the then current exchange rate, which is the number of shares of Class B common stock for which each note is then exchangeable.

In addition, the holders may exchange the notes if the notes have been called for redemption or if certain specified corporate transactions have occurred.

Holders of the notes may require AWA to repurchase the notes at a price equal to the original issue price plus accrued cash interest and original issue discount, if any, on July 30, 2008, 2013 and 2018. The purchase price of such notes may be paid in cash or class B common stock of Holdings, subject to certain restrictions. In addition, each holder may require AWA to purchase all or a portion of such holder’s notes upon the occurrence of certain change of control events concerning AWA or Holdings. AWA may redeem the notes, in whole or in part, on or after July 30, 2008 at a price equal to the original issue price plus accrued cash interest and original issue discount, if any.

(g)	The industrial development revenue bonds are due April 2023. Interest at 6.3% is payable semiannually (April 1 and October 1). The bonds are subject to optional redemption prior to the maturity date on or after April 1, 2008, in whole or in part, on any interest payment date at the following redemption prices: 102% on April 1 or October 1, 2008; 101% on April 1 or October 1, 2009; and 100% on April 1, 2010 and thereafter.

      Secured financings totaling $186.0 million are collateralized by assets, primarily aircraft, engines, simulators, rotable aircraft parts and AWA’s hangar facility, with a net book value of $268.4 million at December 31, 2004.
      At December 31, 2004, the estimated maturities of long-term debt are as follows:

(in thousands)
2005	151,183
2006	101,042
2007	100,509
2008	107,570
2009	147,327
Thereafter	371,927

$979,558

      Certain of AWA’s long-term debt agreements contain minimum cash balance requirements and other covenants with which Holdings and AWA are in compliance. Certain of these covenants restrict AWA’s ability to pay cash dividends on its common stock and make certain other restricted payments (as specified therein). Finally, AWA’s long-term debt agreements contain cross-default provisions, which may be triggered by defaults by AWA under other agreements relating to indebtedness.

7.	Commitments and Contingencies

(a)	Leases
      As of December 31, 2004, AWA had 136 aircraft under operating leases, including four aircraft that will be delivered in 2005, with remaining terms ranging from five months to approximately 19 years. In January 2002, AWA closed a $429 million loan supported by a $380 million government loan guarantee that resulted in a restructuring of its aircraft lease commitments. Under the restructured lease agreements, annual rent payments have been reduced for each of the next five years. Certain of these leases contain put options pursuant to which the lessors could require AWA to renew the leases for periods ranging from eight months to approximately nine years or call options pursuant to which the lessors could require AWA to return the aircraft to the lessors upon receipt of six to nine months written notice. AWA also has options to purchase certain of the aircraft at fair market values at the end of the lease terms. Certain of the agreements require security deposits, minimum return provisions and supplemental rent payments.
      Since AWA’s restructuring in 1994, AWA has set up 19 pass through trusts, which have issued over $1.4 billion of pass through trust certificates (also known as “Enhanced Equipment Trust Certificates” or “EETC”) covering the financing of 54 aircraft. These trusts are off-balance sheet entities, the primary purpose of which is to finance the acquisition of aircraft. Rather than finance each aircraft separately when such aircraft is purchased or delivered, these trusts allow AWA to raise the financing for several aircraft at one time and place such funds in escrow pending the purchase or delivery of the relevant aircraft. The trusts are also structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financings to AWA.
      Each trust covered a set amount of aircraft scheduled to be delivered within a specific period of time. At the time of each covered aircraft financing, the relevant trust used the funds in escrow to purchase equipment notes relating to the financed aircraft. The equipment notes were issued, at AWA’s election, either by AWA in connection with a mortgage financing of the aircraft or by a separate owner trust in connection with a leveraged lease financing of the aircraft. In the case of a leveraged lease financing, the owner trust then leased the aircraft to AWA. In both cases, the equipment notes are secured by a security interest in the aircraft. The pass through trust certificates are not direct obligations of, nor guaranteed by, Holdings or AWA. However, in the case of mortgage financings, the equipment notes issued to the trusts are direct obligations of AWA and in the case of leveraged lease financings, the leases are direct obligations of AWA. In addition, neither Holdings nor AWA guarantee or participate in any way in the residual value of the leased aircraft. All aircraft financed by these trusts are currently structured as leveraged lease financings, which are not reflected as debt on the balance sheets of either AWA or Holdings. AWA does not provide residual value guarantees under these lease arrangements. Each lease contains a purchase option that allows AWA to purchase the aircraft at a fixed price, which at the inception of the lease approximated the aircraft’s expected fair market value at the option date, near the end of the lease term. These leasing entities meet the criteria for variable interest entities. However, they do not meet the consolidation criteria under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” because AWA is not the primary beneficiary under these arrangements.
      As a result of the rent restructuring associated with the government guaranteed loan, one aircraft lease was amended to include a bargain purchase option. As a result, this lease has been classified as a capital lease in accordance with SFAS No. 13, “Accounting for Leases,” as amended, with an asset value of $14.8 million which includes accumulated amortization of $2.1 million and corresponding lease obligation of $8.5 million at December 31, 2004.
      In January 2004, one aircraft lessor exercised its put rights under the aircraft lease agreement to extend the lease for one Boeing 737-300 aircraft for an additional 33 months.
      AWA also leases certain terminal space, ground facilities and computer and other equipment under noncancelable operating leases.
      At December 31, 2004, the scheduled future minimum cash rental payments under capital leases and noncancelable operating leases with initial terms of more than one year are as follows:

	Capital	Operating
Years Ending December 31,	Leases	Leases

	(in thousands)
2005	4,659	361,671
2006	4,988	335,412
2007	1,773	314,892
2008	—	264,017
2009	—	238,074
Thereafter	—	1,719,934

Total minimum lease payments	11,420	$3,234,000

Less: Amounts of lease payments that represent interest	(2,884)

Present value of future minimum capital lease payments	8,536
Less: Current obligations under capital leases	(3,475)

Long-term capital lease obligations	$5,061

      Rent expense (excluding landing fees) was approximately $421.1 million, $406.8 million and $409.4 million for the years ended December 31, 2004, 2003 and 200, respectively.
      Collectively, the operating lease agreements require security deposits with lessors of $24.0 million, which have been classified as “Other Assets, Net” in the accompanying balance sheets, and bank letters of credit of $13.8 million. The letters of credit are collateralized by $13.9 million of restricted cash.

(b)	Revenue Bonds
      In June 1999, Series 1999 special facility revenue bonds (“new bonds”) were issued by a municipality to fund the retirement of the Series 1994A bonds (“old bonds”) and the construction of a new concourse with 14 gates at Terminal 4 in Phoenix Sky Harbor International Airport in support of AWA’s strategic growth plan. The new bonds are due June 2019 with interest accruing at 6.25% per annum payable semiannually on June 1 and December 1, commencing on December 1, 1999. The new bonds are subject to optional redemption prior to the maturity date on or after June 1, 2009 in whole or in part, on any interest payment date at the following redemption prices: 101% on June 1 or December 1, 2009; 100.5% on June 1 or December 1, 2010; and 100% on June 1, 2011 and thereafter. In accordance with EITF Issue No. 97-10, “The Effect of Lessee Involvement in Asset Construction,” AWA accounts for this as an operating lease.
      In connection with these bonds, AWA entered into an Amended and Restated Airport Use Agreement, pursuant to which AWA agreed to make sufficient payments to the Industrial Development Authority (“IDA”) to cover the principal and interest of the bonds and to indemnify the IDA for any claims arising out of the issuance and sale of the bonds and the use and occupancy of the concourses financed by these bonds and the old bonds. At December 31, 2004, the outstanding principal amount of the bonds was $21.8 million. AWA estimates its remaining payments to cover the principal and interest of these bonds will be approximately $43.6 million.
      In addition, AWA is also the lessee under certain long-term leases at various airports. At certain of these airports, municipalities have issued revenue bonds to improve airport facilities that are leased by AWA and accounted for as operating leases. AWA does not guarantee the underlying debt related to these operating leases.

(c)	Aircraft Acquisitions
      In August 2004, AWA amended its aircraft purchase contract with AVSA S.A.R.L., an affiliate of Airbus Industrie or “AVSA,” to acquire 22 Airbus A320 family aircraft (thirteen A320s and nine A319s), all powered by V2500 engines from International Aero Engines. Of the 22 aircraft, it is anticipated that 18 will be purchased directly from the manufacturer and four have been leased under noncancelable leases from various lessors for aircraft to be delivered in 2005. AWA has negotiated lease agreements for the four leased aircraft. In the context of this incremental order, AWA also secured extensive flexibility from Airbus with respect to its existing A318 order, allowing AWA to better react to market conditions by enabling it to amend its 15 A318 delivery positions to A319s and A320s, if it so desires, or to take no additional aircraft under certain conditions.
      AWA has an agreement with International Aero Engines (“IAE”) which provides for the purchase by AWA of seven new V2500-A5 spare engines scheduled for delivery through 2007 for use on certain of the Airbus A320 fleet. At December 31, 2004, the seven engines have an estimated gross cost of $39 million.
      The following table reflects estimated net cash payments under the restructured aircraft purchase agreement with AVSA and the IAE engine contract. Actual payments may vary due to inflation factor adjustments and changes in the delivery schedule of the equipment.

(in thousands)
2005	$272,820
2006	456,891
2007	47,697

$777,408

(d)	Sale-Leaseback Transactions
      In the fourth quarter of 2004, AWA completed two separate aircraft sale-leaseback transactions on one Airbus A320 aircraft and one Airbus A319 aircraft resulting in a combined loss of $4.6 million. This amount was recorded in “Other Operating Expenses.”
      In May 2004, AWA completed a sale-leaseback transaction on one V2500-A5 engine resulting in a gain of $2.9 million which has been deferred and will be amortized over the lease term of seven years.
      In July 2004, AWA completed a sale-leaseback transaction on one V2500-A5 engine resulting in a gain of $0.8 million which has been deferred and will be amortized over the lease term of seven years.

      As part of the restructuring completed on January 18, 2002, AWA committed to the sale and leaseback of eight aircraft. The sales and leaseback of six of these aircraft were completed in 2002 and resulted in losses of approximately $3.8 million. The sale and leaseback of one aircraft was completed in June 2003 and resulted in a loss of approximately $0.6 million. The sale and leaseback of the final aircraft was completed in September 2003 and resulted in a loss of approximately $0.7 million. The losses on the sale-leaseback transactions, which were subject to a firm commitment in January 2002, were accrued in the accompanying statements of operations classified in “Special Charges” in the first quarter of 2002. See Note 11, “Special Charges.”

(e)	Contingent Legal Obligations
      Holdings and its subsidiaries are parties to various legal proceedings, including some purporting to be class action suits, and some that demand large monetary damages or other relief, which, if granted, would require significant expenditures. In certain cases where it is probable that the outcome will result in monetary damages, AWA has reviewed available information and determined that the best estimate of losses to be incurred related to these cases is $2 million, which has been accrued. For those cases where a loss is possible, or cases where a range of loss is probable but no amount within the range is a better estimate than any other amount, the estimated amount of additional exposure ranges from $0 to $25 million. In these instances, no accrual has been recorded.

(f)	General Guarantees and Indemnifications
      AWA is the lessee under many aircraft financing agreements (including leveraged lease financings of aircraft under the pass through trusts) and real estate leases. It is common in such transactions for AWA as the lessee to agree to indemnify the lessor and other related third parties for the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft, and for tort liabilities that arise out of or relate to AWA’s use or occupancy of the leased asset. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, in the case of real estate leases, AWA typically indemnifies such parties for any environmental liability that arises out of or relates to AWA’s use of the leased premises. AWA expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to leased real estate and operated aircraft.

8.	Income Taxes
      AWA is included in Holdings’ consolidated income tax return. Income tax expense in the accompanying statements of operations has been determined on a separate company basis.
      AWA recorded income tax expense (benefit) as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Current taxes:
Federal	$—	$114	$(30,544)
State	23	—	—

Total current taxes	23	114	(30,544)
Deferred taxes	—	—	—

Total income tax expense (benefit)	$23	$114	$(30,544)

      AWA’s emergence from bankruptcy reorganization in 1994 and the associated implementation of fresh start reporting gave rise to significant items of expense for financial reporting purposes that are not deductible for income tax purposes. In large measure, it is these nondeductible (for income tax purposes) expenses that result in an effective tax expense (benefit) rate for financial reporting purposes that differs from the current federal statutory income tax rate of 35%.

      Income tax expense (benefit) differs from amounts computed at the federal statutory income tax rate as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Income tax expense (benefit) at the federal statutory income tax rate	$(29,832)	$21,490	$(74,207)
State income tax expense (benefit), net of federal income tax expense (benefit)	(3,057)	2,532	(7,920)
State rate change	—	(3,229)	—
Change in valuation allowance	31,036	(17,532)	44,461
Expired tax credits	—	—	7,988
Other, net	1,876	(3,147)	(866)

Total	$23	$114	$(30,544)

      As of December 31, 2004, AWA has available net operating loss carryforwards (“NOLs”) and tax credit carryforwards for federal income tax purposes of approximately $447.6 million and $1.1 million, respectively. The NOLs expire during the years 2007 through 2024 while approximately $0.2 million of the tax credit carryforwards will expire in 2005 and 2006. AWA also had capital loss carryforwards for federal income tax purposes of approximately $1.4 million which expire in 2009. However, such carryforwards are not available to offset federal (and in certain circumstances, state) alternative minimum taxable income. Further, as a result of a statutory “ownership change” (as defined for purposes of Section 382 of the Internal Revenue Code) that occurred as a result of AWA’s reorganization in 1994, AWA’s ability to utilize its NOLs and tax credit carryforwards may be restricted.
      In September 2003, Holdings filed its 2002 consolidated income tax return with the IRS, which included a claim to carryback losses incurred in 2002 to the tax years 1999 and 2000. This resulted in a refund of approximately $3.1 million, of which substantially all was received in the fourth quarter of 2003.

Composition of Deferred Tax Items:
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, the significant components of AWA’s deferred tax assets and liabilities are a result of the temporary differences related to the items described as follows:

	2004	2003

	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$183,058	$126,220
Aircraft leases	13,585	17,347
Vacation accrual	13,407	11,948
Frequent flyer accrual	6,592	5,958
Restructuring and other reserves	3,626	3,858
Tax credit carryforwards	1,112	1,112
Other	3,144	2,740

Gross deferred tax assets	224,524	169,183
Deferred tax liabilities:
Accelerated depreciation and amortization	(95,365)	(70,534)
Partnership losses	(1,421)	(1,420)
Other	(254)	(781)

Gross deferred tax liabilities	(97,040)	(72,735)
Net deferred tax assets before valuation allowance	127,484	96,448
Less valuation allowance	(127,484)	(96,448)

Net deferred liability	—	—

      SFAS No. 109, “Accounting for Income Taxes,” requires that a valuation allowance be established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including AWA’s performance, the market environment in which AWA operates, forecasts of future profitability, the utilization of past tax credits, length of carryforward periods and similar factors. SFAS No. 109 further states that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment.
      AWA was in a cumulative loss position three out of four years between December 31, 2001 through December 31, 2004, which weighed heavily in the overall determination that a valuation allowance was needed. As of December 31, 2004, AWA had recorded a valuation allowance of $127.5 million against its net deferred tax assets. AWA expects to continue to record a full valuation allowance on any future tax benefits until we have achieved several quarters of consecutive profitable results coupled with an expectation of continued profitability. As of December 2004 and 2003, the valuation allowance totaled $127.5 million and $96.4 million, respectively.

9.	Capital Stock

Common Stock
      The holders of common stock are entitled to one vote for each share of stock held by the holder. Holders of common stock have no right to cumulate their votes in the election of directors. The holders of common stock are entitled to receive, when and if declared by the Board of Directors, out of the assets of AWA which are by law available, dividends payable either in cash, in stock or otherwise.

Warrants
      As compensation for various elements of AWA’s financial restructuring completed in January 2002, Holdings issued a warrant to purchase 18.8 million shares of its Class B common stock to the federal government and additional warrants to purchase 3.8 million shares of its Class B common stock to other loan participants, in each case at an exercise price of $3 per share and a term of ten years. For accounting purposes, the warrants were valued at $35.4 million, or $1.57 per share, using the Black-Scholes pricing model with the following assumptions: expected dividend yield of 0.0%, risk-free interest rate of 4.8%, volatility of 44.9% and an expected life of ten years. The warrants were recorded by AWA as a non-cash capital contribution in the accompanying consolidated statements of stockholder’s equity and comprehensive income and classified as “Other Assets, Net” in the accompanying consolidate balance sheets. The warrants will be amortized over the life of the government guaranteed loan as an increase to interest expense. In the first quarter of 2004, approximately 220,000 warrants were exercised at $3 per share. In the third quarter of 2003, approximately 2.6 million warrants were exercised at $3 per share. These warrant exercises were cashless transactions resulting in the issuance of approximately 1.6 million shares of Holdings’ Class B common stock.

10.	Employee Benefit Plan
      Holdings has a 401(k) defined contribution plan, covering essentially all employees of AWA. Participants may contribute from 1 to 50% of their pretax earnings to a maximum of $13,000 in 2004. AWA’s matching contribution is determined annually by the Board of Directors. AWA’s contribution expense to the plan totaled $11.4 million, $8.6 million and $8.6 million in 2004, 2003 and 2002, respectively.
      During the third quarter of 2004, Holdings became aware that an insufficient number of shares of its Class B common stock were registered for offer and sale through its 401(k) plan. In response to this registration shortfall, Holdings promptly filed a new registration statement on Form S-8 on August 13, 2004, which registered an additional 4,500,000 shares of Class B common stock to permit the continued offer and sale of such shares to participants through the 401(k) plan. Because the 401(k) plan in the past has purchased and in the future expects to continue to purchase shares of Class B common stock needed for allocation to participant accounts only in the open market and not directly from Holdings, the registration of these additional shares and their purchase by the 401(k) plan will have no dilutive impact on the outstanding equity of Holdings. As a result of the registration shortfall, however, participants who acquired unregistered shares through their 401(k) plan accounts after June 30, 2003, and prior to August 13, 2004, may be entitled to rescission rights or other remedies under the Securities Act of 1933, as amended. Holdings has notified affected existing and former plan participants of their potential rescission rights, but cannot predict the extent to which any such rescission rights may be exercised or the impact of any possible federal or state regulatory action pertaining to the registration shortfall. Holdings does not believe, however, that any consequences arising from the registration shortfall will have a material adverse effect on its financial position or results of operations.

11.	Special Charges
      In the first quarter of 2004, AWA recorded a $0.6 million reduction in special charges related to the revision of estimated costs associated with the sale and leaseback of certain aircraft.
      In August 2004, AWA entered into definitive agreements with two lessors to return six Boeing 737-200 aircraft. Three of these aircraft were returned to the lessors in the third quarter, two were returned in the fourth quarter and one was returned in January 2005. In addition, AWA continues negotiating with one lessor on the return of its remaining two Boeing 737-200 aircraft, one of which was parked in March 2002. The other aircraft was removed from service in January 2005. In connection with the return of the aircraft, AWA recorded $1.9 million of special charges which include lease termination payments of $2.1 million, the write-down of leasehold improvements and aircraft rent balances of $2.8 million, offset by the net reversal of maintenance reserves of $3.0 million.
      In December 2004, AWA and General Electric (“GE”) mutually agreed to terminate the V2500 A-1 power by hour (PBH) agreement effective January 1, 2005. This agreement was entered into March 1998 with an original term of ten years. For terminating the agreement early, AWA received a $20.0 million credit to be applied to amounts due for other engines under the 1998 agreement that is expected to be fully applied by December 31, 2005. AWA had capitalized PBH payments for V2500 A-1 engines in excess of the unamortized cost of the overhauls performed by GE of approximately $3.7 million. With the termination of this agreement, these payments were not realizable and as a result, AWA wrote off this amount against the $20.0 million credit referred to above resulting in a $16.3 million net gain.
      In February 2003, AWA announced the elimination of its hub operations in Columbus, Ohio. As a result, 12 regional jets, all of which were operated by Chautauqua Airlines under the America West Express banner, have been phased out of the fleet. In addition, the hub has been downsized from 49 daily departures to 15 destinations to four flights per day to Phoenix and Las Vegas. Service to New York City La Guardia Airport was also eliminated because perimeter rules at the airport prohibit flights beyond 1,500 miles, precluding service from AWA’s hubs in Phoenix and Las Vegas. In the first and second quarters of 2003, AWA recorded special charges of $1.0 million and $9.6 million, respectively, related to the costs associated with the termination of certain aircraft and facility contracts, employee transfer and severance expenses and the write-off of leasehold improvements in Columbus, Ohio.
      In the first quarter of 2003, AWA recorded a $1.1 million reduction in special charges related to the earlier-than-planned return of certain leased aircraft in 2001 and 2002, as all payments related to these aircraft returns have been made.
      In April 2003, as part of a cost reduction program, AWA implemented a plan to reduce management, professional and administrative payroll costs which resulted in 161 fewer employees within these workgroups. As a result, AWA recorded a special charge of $1.8 million related to this reduction-in-force.
      In June 2003, AWA recorded an impairment loss of $2.6 million related to three owned Boeing 737-200 aircraft that were grounded and subsequently sold.
      In the third quarter of 2003, AWA recorded an additional $0.5 million of special charges associated with the elimination of our hub operations in Columbus, Ohio. These special charges were offset by a $0.5 million reduction in special charges related to the revision of estimated costs associated with the sale and leaseback of certain aircraft.

      In the first quarter of 2002, AWA recorded a special charge of $21.0 million, primarily related to the restructuring completed on January 18, 2002, resulting from the events of September 11, 2001. Components of the special charge are as follows:

Special Charges

(in thousands)
Fleet restructuring costs	$9,915
Losses on sale-leaseback transactions	6,328
Professional fees	4,745
Write-off of computer system and security equipment	3,411
Severance	631
Revision of estimate for second quarter 2001 special charge	(4,000)

Total	$21,030

      Of this amount, approximately $10.3 million, principally related to losses on sale-leaseback transactions, fleet restructuring costs, professional fees and severance was accrued.
      In the third quarter of 2002, AWA recorded a $2.0 million reduction in special charges due to a revision of the estimated costs related to the early termination of certain aircraft leases.
      The following table presents the payments and other settlements made during 2002, 2003 and 2004 and the remaining special charge accruals as of December 31, 2004.

					Contract
	Sale-	Fleet	Professional	Reductions-	Termination/
	Leaseback	Restructuring	Fees	in-force	Other Costs	Total

	(in thousands)
Balance at December 31, 2001	$—	$16,786	$—	$83	$—	$16,869

Special charges	6,328	10,582	1,489	631	—	19,030
Reclassification of aircraft rent due to restructuring	—	4,696	—	—	—	4,696
Payments	—	(14,516)	(1,489)	(714)	—	(16,719)
Issuance of convertible notes	—	(5,000)	—	—	—	(5,000)
Forfeiture of security deposits	—	(2,289)	—	—	—	(2,289)
Loss on sale-leasebacks	(3,852)	—	—	—	—	(3,852)
Reclassification of capitalized maintenance for parked aircraft.	—	(902)	—	—	—	(902)
Revision of estimate	—	(6,000)	—	—	—	(6,000)

Balance at December 31, 2002	2,476	3,357	—	—	—	5,833

Special charges	(510)	1,545	—	2,310	10,634	13,979
Payments	—	(896)	—	(2,003)	(7,446)	(10,345)
Loss on sale-leasebacks	(1,361)	—	—	—	—	(1,361)
Write-off of leasehold improvements due to Columbus hub closure	—	—	—	—	(539)	(539)
Impairment loss	—	(2,617)	—	—	—	(2,617)

Balance at December 31, 2003	605	1,389	—	307	2,649	4,950

Special charges	(600)	1,913	—	—	—	1,313
Payments	(5)	(2,908)	—	(242)	(2,528)	(5,683)
Revision of estimate	—	—	—	(65)	—	(65)
Reversal of maintenance reserves	—	3,000	—	—	—	3,000
Write-off of leasehold improvements, engine overhauls and deferred rent	—	(2,751)	—	—	—	(2,751)

Balance at December 31, 2003	$—	$643	$—	$—	$121	$764

      AWA expects to make payments related to these special charges through the fourth quarter of 2005.

12.	Nonoperating Income (Expenses) — Other, Net
      In connection with the term loan refinancing with GECC, AWA wrote off $1.3 million of debt issue costs associated to the term loan with Mizuho in 2004. This amount was recorded in nonoperating expenses.
      The changes in the fair value of AWA’s derivative instruments and the net realized gains and losses for the settled hedge transactions was a $30.5 million credit in 2004, $10.7 million credit in 2003 and $0.6 million expense in 2002.
      In April 2003, the Senate and House of Representatives of the United States of America passed, and the President signed, the Emergency Wartime Supplemental Appropriations Act to provide certain aviation-related assistance. $2.3 billion of the appropriation was for grants by the TSA to U.S. air carriers based on the proportional share each carrier had paid or collected as of the date of enactment of the legislation for passenger security and air carrier security fees. In May 2003, AWA received approximately $81.3 million representing its proportional share of passenger security and air carrier security fees paid or collected as of April 2003, which has been classified as “Federal Government Assistance” in the accompanying statements of operations. See Note 16, “Emergency Wartime Supplemental Appropriations Act.”
      In the fourth quarter of 2003, IAC/ InterActiveCorp completed its acquisition of Hotwire.com, a discount travel website. Hotwire was founded by the Texas Pacific Group, American Airlines, Continental Airlines, Northwest Airlines, United Airlines, US Airways and AWA in October 2000. AWA had an ownership interest of approximately 1.5% in Hotwire.com with a carrying value of approximately $0.03 million. Upon closing of the transaction, AWA received cash of $9.8 million. Accordingly, AWA recognized a nonoperating gain of $9.8 million in the fourth quarter of 2003.
      Under the airline compensation provisions of the Air Transportation Safety and System Stabilization Act (the “Act”), each air carrier was entitled to receive the lesser of: (i) its direct and incremental losses for the period September 11, 2001 to December 31, 2001 or (ii) its proportional available seat mile allocation (based on available seat miles for August 2001) of the $4.5 billion compensation available under the Act. In 2001, AWA received $98.2 million under the Act from the United States government and expected to receive, based on its losses and its share of available seat miles, at least an additional $10.0 million. In accordance with EITF Issue No. 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001,” AWA recognized $108.2 million of federal government assistance in 2001 as nonoperating income because direct and incremental losses incurred during 2001 exceeded that amount. In July 2002, AWA received an additional $12.3 million under the Act. Accordingly, $10.0 million was credited against the receivable established in 2001 and $2.3 million was recognized as nonoperating income in the second quarter of 2002. In August 2002, AWA received an additional payment of $6.2 million under the Act, which was recognized as nonoperating income in the third quarter of 2002.
      In March 2002, AWA wrote down its investment in Aeroxchange, an e-commerce entity, which was carried at cost, to net realizable value recognizing a loss of $2.8 million.

13.	Supplemental Information to Statements of Cash Flows
      Supplemental disclosure of cash flow information and non-cash investing and financing activities were as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Non-cash transactions:
Reclassification of investments in debt securities to short-term investments	$25,730	$29,058	$—
Reclassification of advances to parent company, net	—	—	265,810
Issuance of convertible notes	—	—	67,902
Cancellation of convertible notes	—	(660)	(8,280)
Cancellation of 10.75% senior unsecured notes related to sale of NLG investment	—	(10,370)	—
Issuance of warrants	—	—	35,383
Exercise of warrants	(2)	(17)	—
Equipment acquired through capital leases	—	—	17,753
Equipment acquired with issuance of notes payable	—	—	64,163
Notes payable issued for equipment purchase deposits	17,500	5,250	10,500
Notes payable canceled under the aircraft purchase agreement	(7,000)	(7,000)	(10,500)
Payment in kind notes issued, net of returns	9,033	8,972	7,756
Cash transactions:
Interest paid, net of amounts capitalized	23,841	17,201	25,942
Income taxes paid (refunded)	367	(2,493)	(63,503)

14.	Related Party Transactions
      As part of our reorganization in 1994, Continental Airlines and AWA entered into an alliance agreement that included code sharing arrangements, reciprocal frequent flyer programs and ground handling operations. In March 2002, AWA received notice from Continental of its intention to terminate the code sharing and frequent flyer agreements between the two airlines, effective April 26, 2002. Two of Continental’s directors are managing partners of Texas Pacific Group, which, through TPG Advisors, Inc., effectively controls the voting power of Holdings. AWA paid Continental approximately $13.4 million, $17.3 million and $25.5 million and also received approximately $4.1 million, $5.0 million and $15.9 million in 2004, 2003 and 2002, respectively, from Continental pursuant to these agreements.
      Texas Pacific Group agreed to reimburse AWA approximately $2.5 million for expenses incurred by AWA on its behalf. As a result, AWA recorded this as a receivable as of December 31, 2004. Subsequent to December 31, 2004, AWA received $1.3 million in such reimbursement and expects to receive an additional $1.2 million in 2005.

15.	Quarterly Financial Data (Unaudited)
      The 2004 and 2003 unaudited quarterly financial data has been restated to reflect the accounting for fuel hedging derivative instruments pursuant to management’s determination that AWA did not qualify for hedge accounting under SFAS No. 133. In addition, the restated amounts also reflect corrections to properly reflect the fair value of open derivative instruments at each quarter end. See Note 2, “Restatement of Previously Reported Amounts.”

      Summarized quarterly financial data for 2004 and 2003 follows (in thousands of dollars):

	1st Quarter			2nd Quarter

			(as previously			(as previously
	(as restated)		reported)	(as restated)		reported)
2004
Operating revenues	$576,374		$576,374	$604,904		$604,904
Operating income	15,481	(1)	18,624	17,266	(3)	21,784
Nonoperating expenses, net	(16,275	)(1)(2)	(16,679)	(5,741	)(3)(4)	(15,226)
Income tax expense	—		—	—		—
Net income	(794	)(2)	1,945	11,525	(4)	6,558

	3rd Quarter			4th Quarter

			(as previously			(as previously
	(as restated)		reported)	(as restated)		reported)
2004
Operating revenues	$578,453		$578,453	$578,546		$578,546
Operating loss	(35,069	)(5)	(27,268)	(37,382	)(7)	(22,315)
Nonoperating income (expenses), net	7,307	(5)(6)	(18,896)	(30,821	)(7)(8)	(26,144)
Income tax expense	—		—	(23)		(23)
Net loss	(27,762	)(6)	(46,164)	(68,226	)(8)	(48,482)

	1st Quarter			2nd Quarter

			(as previously			(as previously
	(as restated)		reported)	(as restated)		reported)
2003
Operating revenues	$523,063		$523,063	$575,601		$575,601
Operating income (loss)	(55,356	)(9)	(45,120)	17,457	(11)	17,315
Nonoperating income (expenses), net	(7,066	)(9)(10)	(15,899)	62,403	(11)(12)	63,357
Income tax expense	—		—	—		—
Net income (loss)	(62,422	)(10)	(61,019)	79,860	(12)	80,672

	3rd Quarter			4th Quarter

			(as previously			(as previously
	(as restated)		reported)	(as restated)		reported)
2003
Operating revenues	$592,132		$592,132	$563,021		$563,021
Operating income	51,170	(13)	51,037	12,821	(15)	13,606
Nonoperating expenses, net	(18,702	)(13)(14)	(17,217)	(1,327	)(15)(16)	(5,679)
Income tax expense	—		—	(114)		(114)
Net income	32,468	(14)	33,820	11,380	(16)	7,813

(1)	Reflects reclassification of $3.1 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(2)	Reflects the restatement of $2.7 million net expense to eliminate hedge accounting for the period presented.

(3)	Reflects reclassification of $4.5 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(4)	Reflects the restatement of $5.0 million net credit to eliminate hedge accounting for the period presented.

(5)	Reflects reclassification of $7.8 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(6)	Reflects the restatement of $18.4 million net credit to eliminate hedge accounting for the period presented.

(7)	Reflects reclassification of $15.0 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.” Note, an additional $7.6 million of losses on derivative instruments was recorded directly to “Gain (Loss) on Derivative Instruments, Net.”

(8)	Reflects the restatement of $19.7 million net expense to eliminate hedge accounting for the period presented.

(9)	Reflects reclassification of $10.2 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(10)	Reflects the restatement of $1.4 million net expense to eliminate hedge accounting for the period presented.

(11)	Reflects reclassification of $0.2 million net expense from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(12)	Reflects the restatement of $0.8 million net expense to eliminate hedge accounting for the period presented.

(13)	Reflects reclassification of $0.1 million net expense from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(14)	Reflects the restatement of $1.4 million net expense to eliminate hedge accounting for the period presented.

(15)	Reflects reclassification of $0.8 million net credit from “Aircraft Fuel” expense to “Gain (Loss) on Derivative Instruments, Net.”

(16)	Reflects the restatement of $3.6 million net credit to eliminate hedge accounting for the period presented.

16.	Emergency Wartime Supplemental Appropriations Act
      In April 2003, the Senate and House of Representatives of the United States of America passed, and the President signed, the Emergency Wartime Supplemental Appropriations Act to provide certain aviation-related assistance. The bill included the following key provisions:

•	$2.3 billion of the appropriation was for grants by the TSA to U.S. air carriers based on the proportional share each carrier had paid or collected as of the date of enactment of the legislation for passenger security and air carrier security fees. In May 2003, AWA received approximately $81.3 million representing its proportional share of passenger security and air carrier security fees paid or collected as of April 2003. AWA recorded this amount as nonoperating income in the accompanying statements of operations. See Note 12, “Nonoperating Income (Expenses) — Other, Net.”

•	The TSA would not impose passenger security fees during the period beginning June 1, 2003 and ending September 30, 2003.

•	$100 million of the appropriation would be available to compensate air carriers for the direct costs associated with the strengthening of flight deck doors and locks on aircraft. AWA received approximately $4.6 million in 2003 as reimbursement for the costs of reinforcing flight deck doors and locks.

•	Aviation war risk insurance provided by the federal government is extended until August 2005.

•	Certain airlines that received the aviation-related assistance, principally those airlines with trans-Pacific or trans-Atlantic flights, agreed to limit the total cash compensation for certain executive officers during the 12-month period beginning April 1, 2003 to an amount equal to the annual salary paid to that officer during the air carrier’s fiscal year 2002. Any violation of this agreement would have required the carrier to repay to the government the amount reimbursed for airline security fees. Since AWA does not operate trans-Pacific or trans-Atlantic flights, AWA was not subject to this provision.

17.	Segment Disclosures
      AWA is one reportable operating segment. Accordingly, the segment reporting financial data required by SFAS No. 131 is included in the accompanying balance sheets and statements of operations.

Item 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure
      The Holdings’ Audit Committee has selected and retained KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2004.
      PricewaterhouseCoopers LLP served as the Company’s and AWA’s independent registered public accounting firm for the fiscal years ended December 31, 2002 and 2001. On August 21, 2003, the Company dismissed PricewaterhouseCoopers LLP as the Company’s and AWA’s independent registered public accounting firm. The Company appointed KPMG as independent registered public accounting firm for the Company and AWA on August 21, 2003. The decision to change independent auditors was approved by the Company’s Audit Committee.
      The audit reports of PricewaterhouseCoopers LLP on Holdings’ and AWA’s consolidated balance sheets as of December 31, 2001 and 2002 and the related statements of operations, cash flows and stockholders’ equity for each of such years did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
      In connection with the audits of the fiscal years ended December 31, 2001 and 2002 and through August 21, 2003, there were no disagreements between Holdings or AWA and PricewaterhouseCoopers LLP as to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreement in its reports on the financial statements for such periods within the meaning of Item 304(a)(1)(iv) of Regulation S-K.
      During the fiscal years ended December 31, 2001 and 2002 and through August 21, 2003, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).
      Holdings and AWA did not consult with KPMG LLP prior to its engagement regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the financial statements of Holdings or AWA or any matter that was either the subject of a disagreement or a reportable event within the meaning of Item 304(a)(1) of Regulation S-K.
Item 9A. Controls and Procedures
          (a) Evaluation of Disclosure Controls and Procedures.
      The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures were not effective at the “reasonable assurance” level as of the end of the period covered by this report since they resulted in a need to restate our financial statements as described below.
          (b) Management’s Report on Internal Control over Financial Reporting.

Management’s Report on Internal Control over Financial Reporting
      Management is responsible for establishing and maintaining effective internal control over Holdings’ financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Management assessed the effectiveness of Holdings’ internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on this assessment, management has concluded that as of December 31, 2004, the Company did not maintain effective internal control over financial reporting, due to a material weakness associated with the accounting for AWA’s fuel hedging program, as described below.
      In February 2005, management undertook a review of AWA’s accounting for its fuel hedging transactions. As a result of this review, management concluded that AWA’s fuel hedging transactions did not qualify for hedge accounting under U.S. generally accepted accounting principles and that the Company’s financial statements for prior periods required restatement to reflect the fair value of fuel hedging contracts in the balance sheets and statements of stockholders equity and comprehensive income of Holdings and AWA. See Note 2, “Restatement of Previously Reported Amounts” and Note 16, “Quarterly Financial Data (Unaudited)” in Holdings’ and Note 2, “Restatement of Previously Reported Amounts” and Note 15, “Quarterly Financial Data (Unaudited)” in AWA’s consolidated financial statements for the financial impact of the restatements. The Company concluded that these accounting errors were the result of deficiencies in its internal control over financial reporting, from the lack of effective reviews of hedge transaction documentation and of quarterly mark-to-market accounting entries on open fuel hedging contracts by personnel at an appropriate level.
      The Company’s independent registered public accounting firm, KPMG LLP, have audited and issued their report on management’s assessment of Holdings’ effectiveness of internal control over financial reporting as of December 31, 2004. The report of KPMG LLP appears in (d) below.
          (c) Changes in Internal Controls.
      There were no changes, in our internal controls over financial reporting during the period covered by this report that materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting. However, prior to the filing of this report, we have implemented changes to our internal controls to correct the material weakness identified, as described above. Specifically, we have corrected this material weakness by implementing a review process that verifies the quarterly mark-to-market adjustment on open derivative positions. In addition, the Company will utilize the mark-to-market method of accounting for its derivative instruments going forward until such time it is able to implement processes and controls necessary to ensure that appropriate hedge documentation is obtained at hedge inception. At that time, the Company will evaluate whether it will re-apply hedge accounting.
          (d) Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
America West Holdings Corporation:
      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (Item 9A(b)), that America West Holdings Corporation (“Holdings” or the “Company”) and its subsidiary America West Airlines, Inc. (“AWA”) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness identified in management’s assessment associated with the Company’s accounting for fuel hedging transactions, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment: As of December 31, 2004, the Company did not maintain effective internal control over financial reporting due to a material weakness associated with its accounting for AWA’s fuel hedging transactions. Management concluded that AWA’s fuel hedging transactions did not qualify for hedge accounting under U.S. generally accepted accounting principles and that the Company’s financial statements for prior periods required restatement to reflect the fair value of fuel hedging contracts in the balance sheets and statements of stockholders equity and comprehensive income of Holdings and AWA. These accounting errors resulted from the lack of effective reviews of hedge transaction documentation and of quarterly mark-to-market accounting entries on open fuel hedging contracts by personnel at an appropriate level.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and stockholders’ equity and comprehensive income, for the years then ended. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company’s 2004 consolidated financial statements, and this report does not affect our report dated March 11, 2005, which expressed an unqualified opinion on the Company’s consolidated financial statements.
      In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by COSO.
/s/ KPMG LLP
Phoenix, Arizona
March 11, 2005

Item 9B. Other Information
      On March 10, 2005, the Compensation Committee of Holdings’ Board of Directors approved grants of stock options to executive officers of Holdings and AWA as set forth in the table below. All of the options have an exercise price equal to $5.13, the fair market value of Holdings’ common stock on the date of grant, and will vest in equal thirds on each of March 10, 2006, 2007 and 2008.

		Number of Shares
Name	Position	Underlying Stock Options

W. Douglas Parker	Chairman, President and Chief Executive Officer of Holdings and AWA	250,000
J. Scott Kirby	Executive Vice President — Sales and Marketing of AWA	100,000
Jeffrey D. McClelland	Executive Vice President and Chief Operating Officer of AWA	100,000
Joseph C. Beery	Senior Vice President and Chief Information Officer of AWA	30,000
Hal M. Heule	Senior Vice President — Technical Operations of AWA	30,000
C.A. Howlett	Senior Vice President — Public Affairs of Holdings and AWA	30,000
Derek J. Kerr	Senior Vice President and Chief Financial Officer of Holdings and AWA	35,000
Anthony Mule	Senior Vice President — Customer Service of AWA	30,000
James E. Walsh III	Senior Vice President and General Counsel of AWA	30,000
Michael R. Carreon	Vice President and Controller of AWA	22,000
Elise R. Eberwein	Vice President — Corporate Communications of AWA	23,000
Kara L. Gin	Vice President — Financial Planning and Analysis of AWA	22,000
Thomas T. Weir	Vice President and Treasurer of AWA	22,000
PART III

Item 10.	Directors and Executive Officers of the Registrants
      Information respecting continuing directors and nominees of the Company will be set forth under the caption “Proposal I: Election of Directors” in Holdings’ Proxy Statement relating to its 2005 Annual Meeting of Stockholders (the “Proxy Statement”) and is incorporated by reference into this Annual Report on Form 10-K.
      Information respecting compliance with Section 16(a) of the Exchange Act will be set forth under the caption “Section 16(a) Beneficial Ownership Reporting Compliance” in the Proxy Statement and is incorporated by reference into this Annual Report on Form 10-K.
      We have adopted a Code of Business Conduct and Ethics, or the “Code,” within the meaning of Item 406(b) of Regulation S-K. The Code applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code, our Corporate Governance Guidelines and the charters of our Board committees are publicly available on our website at www.americawest.com. Printed copies of the Code, our Corporate Governance Guidelines and the charters of our Board committees are available at no charge to any stockholder upon request to the Company’s Corporate Secretary at America West Holdings Corporation, 111 West Rio Salado Parkway, Tempe, Arizona 85281. If we make substantive amendments to the Code or grant any waiver, including any implicit waiver, to our principal executive officer, principal financial offer, principal accounting officer or controller, and persons performing similar functions, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K in accordance with applicable rules and regulations.
      Other information required by Item 10 will be set forth under an appropriate caption in the Proxy Statement and incorporated by reference into this Annual Report on Form 10-K.
      The Proxy Statement will be filed with the SEC in accordance with Rule 14a-6(c) promulgated under the Exchange Act. With the exception of the foregoing information and other information specifically incorporated by reference into this Form 10-K Report, the Proxy Statement is not being filed as a part hereof. Information respecting executive officers of the Company is set forth at Part I of this Annual Report on Form 10-K.

Item 11.	Executive Compensation
      Information concerning executive compensation will be set forth under the captions “Report of the Compensation and Human Resources Committee of the Board of Directors on Executive Compensation,” “Executive Compensation” and “Employment Agreements” in the Proxy Statement and is incorporated by reference into this Annual Report on Form 10-K.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
      Information concerning security ownership of certain beneficial owners and management will be set forth under the captions “Security Ownership of Certain Beneficial Owners and Management” and “Equity Compensation Plan Information” in the Proxy Statement and is incorporated by reference into this Annual Report on Form 10-K.

Item 13.	Certain Relationships and Related Transactions
      Information concerning certain relationships and related transactions required by Item 13 is set forth under the captions “Employment Agreements” and “Certain Transactions” in the Proxy Statement and is incorporated by reference into this Annual Report on Form 10-K.

Item 14.	Principal Accountant Fees and Services
      Information concerning principal accountant fees and services will be set forth under the captions “Independent Registered Public Accounting Firm’s Fees,” “Audit Committee Disclosure” and “Policy on Audit Committee Pre-Approval” in the Proxy Statement and is incorporated by reference into this Annual Report on Form 10-K.
PART IV

Item 15.	Exhibits and Financial Statement Schedules

(a)(1) Financial Statements
      The following financial statements and the Reports of Independent Registered Public Accounting Firms are filed in Part II, Items 8A and 8B of this report on the pages indicated:

America West Holdings Corporation

Report of Independent Registered Public Accounting Firm — page 41.

Report of Independent Registered Public Accounting Firm — page 42.

Consolidated Balance Sheets — December 31, 2004 and 2003 — page 43.

Consolidated Statements of Operations — Years ended December 31, 2004, 2003 and 2002 — page 44.

Consolidated Statements of Cash Flows — Years ended December 31, 2004, 2003 and 2002 — page 45.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income — Years ended December 31, 2003, 2002 and 2001 — page 46.

Notes to Consolidated Financial Statements — page 47.

America West Airlines, Inc.

Report of Independent Registered Public Accounting Firm — page 73.

Report of Independent Registered Public Accounting Firm — page 74.

Consolidated Balance Sheets — December 31, 2004 and 2003 — page 75.

Consolidated Statements of Operations — Years ended December 31, 2004, 2003 and 2002 — page 76.

Consolidated Statements of Cash Flows — Years ended December 31, 2003, 2002 and 2001 — page 77.

Consolidated Statements of Stockholder’s Equity and Comprehensive Income — Years ended December 31, 2003, 2002 and 2001 — page 78.

Notes to Consolidated Financial Statements — page 79.

(a)(2) Financial Statement Schedules

America West Holdings Corporation

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule — page 114.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule — page 115.

Schedule II: Valuation and Qualifying Accounts — page 116.

America West Airlines, Inc.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule — page 117.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule — page 118.

Schedule II: Valuation and Qualifying Accounts — page 119.
      All other information and schedules have been omitted as not applicable or because the required information is included in the financial statements or notes thereto.

(c)	Exhibits

Exhibit
Number		Title
2.2		Agreement and Plan of Merger, dated as of December 19, 1996, by and among America West Holdings Corporation (“Holdings”), America West Airlines, Inc. (“AWA”) and AWA Merger, Inc., with an effective date and time as of midnight on December 31, 1996 — Incorporated by reference to Exhibit 2.1 to Holdings’ Registration Statement on Form 8-B dated January 13, 1997.
3.1		Restated Certificate of Incorporation of AWA (included in Exhibit 2.2 above).
3	.2*	Bylaws of AWA.
3.3		Certificate of Incorporation of Holdings — Filed with the Secretary of State of the State of Delaware on December 13, 1996 and incorporated by reference to Exhibit 3.1 of Holdings’ Registration Statement on Form 8-B dated January 13, 1997. Holdings’ Certificate of Incorporation was subsequently amended by a Certificate of Amendment, filed with the Delaware Secretary of State on May 24, 2004 and incorporated herein by reference to Exhibit 3.1 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 001-12649).
3	.4*	Bylaws of Holdings.
4.1		Indenture, dated as of July 30, 2003, between America West Airlines, Inc. and U.S. Bank National Association, as trustee and not in its individual capacity, for America West Airlines, Inc. Senior Exchangeable Notes due 2023 — Incorporated by reference to Exhibit 4.1 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
4.2		Form of America West Airlines, Inc. Senior Exchangeable Note due 2023 — Incorporated by reference to Exhibit 4.2 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

Exhibit
Number	Title
4.3	Registration Rights Agreement, dated as of July 30, 2003, with respect to shares of Class B Common Stock underlying the America West Airlines, Inc. Senior Exchangeable Notes due 2023 — Incorporated by reference to Exhibit 4.3 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
4.4	Guarantee and Exchange Agreement, dated as of July 30, 2003, between America West Holdings Corporation and U.S. Bank, National Association, as exchange agent and trustee and not in its individual capacity, for America West Airlines Inc. Senior Exchangeable Notes due 2023 — Incorporated by reference to Exhibit 4.4 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
4.5	Stock Option Agreement, dated as of December 31, 1996, between Holdings and AWA — Incorporated by reference to Exhibit 4.5 to Holdings’ Registration Statement on Form 8-B dated January 13, 1997.
4.6	Registration Rights Agreement dated as of August 25, 1994, among AWA, AmWest Partners, L.P. and other holders — Incorporated by reference to Exhibit 4.6 to the AWA’s Current Report on Form 8-K dated August 25, 1994 (File No. 000-12337).
4.7	Assumption of Certain Obligations Under Registration Rights Agreement executed by Holdings for the benefit of TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., Continental Airlines, Inc., Mesa Airlines, Inc., Lehman Brothers, Inc., Belmont Capital Partners II, L.P. and Belmont Fund, L.P. — Incorporated by reference to Exhibit 4.7 to Holdings’ Registration Statement on Form 8-B dated January 13, 1997.
4.8	Form of Pass Through Trust Agreement, dated as of November 26, 1996, between AWA and Fleet National Bank, as Trustee — Incorporated by reference to Exhibit 4.1 to AWA’s Current Report on Form 8-K dated November 26, 1996 (File No. 000-12337).
4.9	Form of Pass Through Trust Agreement, dated as of June 17, 1997, between AWA and Fleet National Bank, as Trustee — Incorporated by reference to Exhibit 4.5 to AWA’s Registration Statement on Form S-3 dated June 4, 1997 (File No. 333-27351).
4.10	Forms of Pass Through Trust Agreements, dated as of October 6, 1998, between AWA and Wilmington Trust Company, as Trustee — Incorporated by reference to Exhibits 4.4, 4.5, 4.6, 4.7, 4.8 and 4.9 to AWA’s Registration Statement on Form S-4 dated March 25, 1999 (File No. 333-71615).
4.11	Pass Through Trust Agreements, dated as of September 21, 1999, between AWA and Wilmington Trust Company, as Trustee, made with respect to the formation of America West Airlines Pass Through Trusts, Series 1999-1G-S, 1999-1G-O, 1999-1C-S and 1999-1C-O and the issuance of 7.93% Initial Pass Through Certificates Series 1999-1G-S and 1999-1G-O, the issuance of 8.54% Initial Pass Through Certificates, Series 1999-1C-S and 1999-1C-O, the issuance of 7.93% Exchange Pass Through Certificates, Series 1999-1G-S and 1999-1G-O, and the issuance of 8.54% Exchange Pass Through Certificates, Series 1999-1C-S and 1999-1C-O — Incorporated by reference to AWA’s Quarterly Report on Form 10-Q for the period ended September 30, 1999 (File No. 000-12337).
4.12	Insurance and Indemnity Agreement, dated as of September 21, 1999, among AWA, Ambac Assurance Corporation as Policy Provider and Wilmington Trust Company as Subordination Agent and Trustee under the Pass Through Trust 1999-1G-O — Incorporated by reference to Exhibits 4.15 to AWA’s Registration Statement on Form S-4 dated March 16, 2000 (File No. 333-93393).
4.13	Pass Through Trust Agreement, dated as of July 7, 2000, between AWA, and Wilmington Trust Company, as Trustee, made with respect to the formation of America West Airlines Pass Through Trust, Series 2000-1G-0, 2000-1G-S, 2000-1C-O and 2000-1C-S, the issuance of 8.057% Initial Pass Through Certificates, Series 2000-1G-O and 2000-1G-S, the issuance of 9.244% Initial Pass Through Certificates, Series 2000-1C-O and 2000-1C-S, the issuance of 8.057% Exchange Pass Through Certificates, Series 2000-1G-O and 2000-1G-S and the issuance of 9.244% Exchange Pass Through Certificates, Series 2000-1C-O and 2000-1C-S — Incorporated by reference to Exhibits 4.3, 4.4, 4.5 and 4.6 to AWA’s Registration Statement on Form S-4 dated September 12, 2002 (File No. 333-44930).

Exhibit
Number	Title
4.14	Insurance and Indemnity Agreement, dated as of July 7, 2000, among AWA, Ambac Assurance Corporation as Policy Provider and Wilmington Trust company as Subordination Agent and Trustee under the Pass Through Trust 2000-1G — Incorporated by reference to Exhibits 4.15 to AWA’s Registration Statement on Form S-4 dated September 12, 2002 (File No. 333-44930).
4.16	Insurance and Indemnity Agreement (Series G), dated as of May 17, 2001, among AWA, Ambac Assurance Corporation as Policy Provider and Wilmington Trust company as Subordination Agent — Incorporated by reference to Exhibit 4.20 to AWA’s Registration Statement on Form S-4 dated February 14, 2002 (File No. 333-69356).
4.17	Indenture, dated as of January 18, 2002, between America West Holdings Corporation and Wilmington Trust Company, as Trustee and not in its individual capacity, for America West Holdings Corporation 7.5% Convertible Senior Notes due 2009 — Incorporated by reference to Exhibit 4.15 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.18	Form of America West Holdings Corporation 7.5% Convertible Senior Notes due 2009 — Incorporated by reference to Exhibit 4.16 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.19	Registration Rights Agreement, dated January 18, 2002, with respect to shares of Class B Common Stock underlying the America West Holdings Corporation 7.5% Convertible Senior Notes due 2009 — Incorporated by reference to Exhibit 4.17 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.20	Guaranty, dated as of January 18, 2002, by America West Airlines, Inc., in favor of the Holders and the Trustee under the Indenture dated January 18, 2002 — Incorporated by reference to Exhibit 4.18 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.21	Form of Warrant to Purchase Class B Common Stock, dated January 18, 2002, issued to the Air Transportation Stabilization Board and certain warrant recipients — Incorporated by reference to Exhibit 4.19 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.22	Registration Rights Agreement, dated January 18, 2002, between America West Holdings Corporation and the Air Transportation Stabilization Board with respect to shares of Class B Common Stock underlying the Warrant to Purchase Class B Common Stock — Incorporated by reference to Exhibit 4.20 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.23	Warrant Registration Rights Agreement between America West Holdings Corporation and certain warrant recipients — Incorporated by reference to Exhibit 4.21 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
10.1	Airport Use Agreement, dated as of July 1, 1989, among the City of Phoenix, The Industrial Development Authority of the City of Phoenix, Arizona and AWA (“Airport Use Agreement”) — Incorporated by reference to Exhibit 10-(D)(9) to AWA’s Annual Report on Form 10-K for the year ended December 31, 1989 (File No. 000-12337).
10.2	First Amendment to Airport Use Agreement, dated as of August 1, 1990 — Incorporated by reference to Exhibit 10-(D)(9) to AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1990 (File No. 000-12337).
10.3	Management Rights Agreement, dated as of August 25, 1994, between TPG Partners L.P., TPG Genpar, L.P. and AWA — Incorporated by reference to Exhibit 10.47 to AWA’s Registration Statement on Form S-1 dated August 23, 1994, as amended (File No.33-54243).
10.4	Financing Agreement, dated as of April 1, 1998, between the Industrial Development Authority of the City of Phoenix, Arizona and AWA — Incorporated by reference to Exhibit 10.29 to Holdings’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 001-12649).

Exhibit
Number		Title
10.5		Indenture of Trust, dated as of April 1, 1998, from the Industrial Development Authority of the City of Phoenix, Arizona to Norwest Bank, Arizona N.A. — Incorporated by reference to Exhibit 10.30 to Holdings’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 001-12649).
10.6		Second Amendment to Airport Use Agreement, dated as of August 25, 1995 — Incorporated by reference to Exhibit 10.34 to AWA’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 000-12337).
10.7		Indenture of Trust, dated as of June 1, 1999, from The Industrial Development Authority of the City of Phoenix, Arizona to Bank One Arizona, N.A. — Incorporated by reference to Exhibit 10.35 to AWA’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 000-12337).
10	.8(1)	Airbus A320/ A319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L and AWA, including Letter Agreements Nos. 1-10 — Incorporated by reference to Exhibit 10.26 to Holdings’ Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (File No. 001- 12649).
10	.9(1)	Amendment No. 1, dated as of March 31, 1998, to the Airbus A320/ A319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L. and AWA — Incorporated by reference to Exhibit 10.28 to Holdings’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 001-12649).
10	.10(1)	Amendment No. 2, dated as of December 9, 1998, to the Airbus A320/ A319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L. and AWA — Incorporated by reference to Exhibit 10.32 to AWA’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 000-12337).
10	.11(1)	Amendment No. 3, dated as of October 14, 1999, to the Airbus A320/319 Purchase Agreement, dated as of September 12, 1997, between AVSA, S.A.R.L. and AWA, including Letter Agreement Nos. 1 — 8 thereto — Incorporated by reference to Exhibit 10.36 to Holdings’ and AWA’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-12337).
10	.12(1)	Amendment No. 4, dated as of July 1, 2000, to the Airbus A320/319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L. and AWA — Incorporated by reference to Exhibit 10.38 to AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 000-12337).
10	.13(1)	Amendment No. 5, dated as of October 12, 2000, to the Airbus A320/319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L. and AWA — Incorporated by reference to Exhibit 10.39 to AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 000-12337).
10	.14(1)	Amendment No. 7, dated July 30, 2004, to the A319/ A320 Purchase Agreement dated September 12, 1997, between AVSA, S.A.R.L. and AWA and Letter Agreement Nos. 2 — 8 — Incorporated by reference to Exhibit 10.15 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10	.15(1)	Amended and Restated V2500 Support Contract, dated as of October 7, 1998, between AWA and IAE International Aero Engines AG and Side Letters Nos. 1 and 2 thereto — Incorporated by reference to Exhibit 10.20 to Holdings’ and AWA’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 000-12337).
10	.16(1)	Side Letter No. 15, dated May 26, 2004, to the Amended and Restated V2500 Support Contract, dated October 7, 1998, between AWA and IAE International Aero Engines AG — Incorporated by reference to Exhibit 10.16 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.18		Priority Distribution Agreement, dated as of August 25, 1994, between TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., and Continental Airlines, Inc. — Incorporated by reference to Exhibit 3 to Schedule 13D filed by TPG Partners, L.P. on September 6, 1994.

Exhibit
Number		Title
10.19		Disposition and Redevelopment Agreement, dated as of February 5, 2001, between AWA and the City of Phoenix, AZ — Incorporated by reference to Exhibit 10.44 to AWA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-12337).
10	.20(1)	Unsubordinated Ground Lease, dated as of February 5, 2001, between AWA and the City of Phoenix, AZ — Incorporated by reference to Exhibit 10.45 to AWA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-12337).
10	.21(1)	Code Share and Revenue Sharing Agreement, dated as of March 20, 2001, between AWA and Mesa Airlines, Inc. — Incorporated by reference to Exhibit 10.46 to AWA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-12337).
10	.22(1)	$429,000,000 Loan Agreement, dated as of January 18, 2002, among America West Airlines, Inc., Citibank, N.A., as Agent, KPMG Consulting, Inc., as Loan Administrator, Citibank, N.A., as Initial Lender and the Air Transportation Stabilization Board — Incorporated by reference to Exhibit 10.51 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
10.23		Undertaking (regarding restrictions on transfer of Class A Common Stock), dated as of January 18, 2002, among America West Holdings Corporation, TPG Partners, L.P., TPG Parallel I, L.P. and Air Partners II, L.P. for the benefit of the Air Transportation Stabilization Board — Incorporated by reference to Exhibit 10.53 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
10.24		Second Amendment to Code Share and Revenue Sharing Agreement, as amended, dated as of October 24, 2002, by and among AWA, Mesa Airlines, Inc., Freedom Airlines, Inc. and Air Midwest, Inc. — Incorporated by reference to Exhibit 10.56 of Holdings’ and AWA’s Annual Report on Form 10-K for the year ended December 31, 2002.
10.25		Third Amendment to Code Share and Revenue Sharing Agreement dated as of January 29, 2003 among AWA, Mesa Airlines, Inc. and Freedom Airlines, Inc. — Incorporated by reference to Exhibit 10.1 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
10	.26(1)	Fourth Amendment to Code Share and Revenue Sharing Agreement and Release dated as of September 5, 2003 among AWA, Mesa Airlines, Inc., Air Midwest, Inc. and Freedom Airlines, Inc. — Incorporated by reference to Exhibit 10.2 to Holdings’ and AWA’s Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
10.27		Loan Agreement [Engines], dated as of September 3, 2004, among AWA, GECC, as administrative agent, original Series A lender and original Series B lender, Wells Fargo Bank Northwest, National Association (“Wells Fargo”), as security trustee and the lenders from time to time party thereto — Incorporated by reference to Exhibit 10.1 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.28		Engine Mortgage and Security Agreement, dated as of September 3, 2004, between AWA and Wells Fargo — Incorporated by reference to Exhibit 10.2 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.29		Mortgage and Security Agreement Supplement No. 1, dated September 10, 2004, of AWA — Incorporated by reference to Exhibit 10.3 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.30		Subordinated Engine Mortgage and Security Agreement, dated as of September 3, 2004, between AWA and Wells Fargo — Incorporated by reference to Exhibit 10.4 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.31		Subordinated Mortgage and Security Agreement Supplement No. 1, dated September 10, 2004, of AWA — Incorporated by reference to Exhibit 10.5 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.32		Security Trustee Agreement [Engines], dated as of September 3, 2004, among Wells Fargo, as security trustee and the beneficiaries named therein — Incorporated by reference to Exhibit 10.6 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).

Exhibit
Number		Title
10.33		Payment and Indemnity Agreement [Engines], dated as of September 3, 2004, among AWA, certain beneficiaries listed on Schedule 1 and Wells Fargo — Incorporated by reference to Exhibit 10.7 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.34		Restructure Letter Agreement [Engines], dated as of September 3, 2004, among AWA and GECC — Incorporated by reference to Exhibit 10.8 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.35		Loan Agreement [Spare Parts], dated as of September 3, 2004, among AWA, GECC, as administrative agent, original Series A lender and original Series B lender, Wells Fargo, as security trustee and the lenders from time to time party thereto — Incorporated by reference to Exhibit 10.9 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.36		Spare Parts Mortgage and Security Agreement, dated as of September 3, 2004, between AWA and Wells Fargo — Incorporated by reference to Exhibit 10.10 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.37		Subordinated Spare Parts Mortgage and Security Agreement, dated as of September 3, 2004, between AWA and Wells Fargo — Incorporated by reference to Exhibit 10.11 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.38		Security Trustee Agreement [Spare Parts], dated as of September 3, 2004, among Wells Fargo, as security trustee and the beneficiaries named therein — Incorporated by reference to Exhibit 10.12 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.39		Payment and Indemnity Agreement [Spare Parts], dated as of September 3, 2004, among AWA, certain beneficiaries listed on Schedule 1 and Wells Fargo — Incorporated by reference to Exhibit 10.13 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.40		Restructure Letter Agreement [Spare Parts], dated as of September 3, 2004, among AWA and GECC — Incorporated by reference to Exhibit 10.14 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10	.41*	$30,790,000 Senior Secured Term Loan Agreement, dated December 23, 2004, among FTCHP LLC, as Borrower, America West Airlines, Inc., as Guarantor, Heritage Bank, SSB, as Administrative Agent and Citibank, N.A. (and other lenders named therein) as Lenders.
10	.42*	Senior Secured Discount Note, dated December 23, 2004, issued by FTCHP LLC.
10	.43*	Unconditional Guaranty Agreement, dated December 23, 2004, by America West Airlines, Inc. in favor of Citibank, N.A.
10	.44+	Amended and Restated America West 1994 Incentive Equity Plan — Incorporated by reference to Exhibit 10.21 to AWA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-12337).
10	.45+	2002 Incentive Equity Plan — Incorporated by reference to Appendix A to Holdings’ Proxy Statement on Schedule 14A filed on April 17, 2002 (File No. 001-12649).
10	.46+	Performance-based Award Plan — Incorporated by reference to Exhibit 10.57 to Holdings’ and AWA’s quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 001-12649).
10	.47*+	Form of Offer Letter.
10	.48*+	Form of Change of Control and Severance Benefit Agreement for Vice Presidents.
10	.49*+	Form of Change of Control and Severance Benefit Agreement for Senior Vice Presidents.
10	.50*+	Summary of Officer Benefits.
10	.51*+	Summary of Director Compensation and Benefits.
10	.52+	Form of Letter Agreement for Directors’ Travel — Incorporated by reference to Exhibit 10.32 to Holdings’ and AWA’s Annual Report on Form 10-K for the period ended December 31, 2003.

Exhibit
Number		Title
10	.53*+	Employment Agreement, dated February 24, 2004, by and among America West Holdings Corporation, America West Airlines, Inc. and W. Douglas Parker.
21	.1*	Subsidiaries of Holdings.
23	.1*	Consent of KPMG LLP.
23	.2*	Consent of PricewaterhouseCoopers LLP.
24.1		Power of Attorney, pursuant to which amendments to this Annual Report on Form 10-K may be filed, is included on the signature pages of this Annual Report on Form 10-K.
31	.1*	Certification of Holdings’ Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31	.2*	Certification of Holdings’ Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31	.3*	Certification of AWA’s Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31	.4*	Certification of AWA’s Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32	.1*	Certification of Holdings’ Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32	.2*	Certification of AWA’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.
 +    Represents a management contract or compensatory plan or arrangement.

(1)	The Company has sought confidential treatment for portions of the referenced exhibit.

SIGNATURES
      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, America West Holdings Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICA WEST HOLDINGS CORPORATION

By:	/s/ W. Douglas Parker

W. Douglas Parker,
Chairman, President and Chief Executive Officer
Date: March 14, 2005
POWER OF ATTORNEY
      We, the undersigned, directors and officers of America West Holdings Corporation, do hereby severally constitute and appoint W. Douglas Parker and Derek J. Kerr and each or any of them, our true and lawful attorneys and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys and agents, and each or any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 14, 2005.

SIGNATURE	TITLE

/s/ W. Douglas Parker W. Douglas Parker	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ Derek J. Kerr Derek J. Kerr	Senior Vice President (Principal Financial and Accounting Officer)

/s/ Herbert M. Baum Herbert M. Baum	Director

/s/ John L. Goolsby John L. Goolsby	Director

/s/ Matthew J. Hart Mathew J. Hart	Director

/s/ Walter T. Klenz Walter T. Klenz	Director

/s/ Richard C. Kraemer Richard C. Kraemer	Director

SIGNATURE	TITLE

/s/ Robert J. Miller Robert J. Miller	Director

/s/ Denise M. O’Leary Denise M. O’Leary	Director

/s/ Richard P. Schifter Richard P. Schifter	Director

/s/ John F. Tierney John F. Tierney	Director

/s/ J. Steven Whisler J. Steven Whisler	Director

SIGNATURES
      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, America West Airlines, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICA WEST AIRLINES, INC.

By:	/s/ W. Douglas Parker

W. Douglas Parker,
Chairman, President and Chief Executive Officer
Date: March 14, 2005
POWER OF ATTORNEY
      We, the undersigned, directors and officers of America West Airlines, Inc., do hereby severally constitute and appoint W. Douglas Parker and Derek J. Kerr and each or any of them, our true and lawful attorneys and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys and agents, and each or any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 14, 2005.

SIGNATURE	TITLE

/s/ W. Douglas Parker W. Douglas Parker	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ Derek J. Kerr Derek J. Kerr	Senior Vice President (Principal Financial Officer)

/s/ Michael R. Carreon Michael R. Carreon	Vice President and Controller (Principal Accounting Officer)

/s/ Herbert M. Baum Herbert M. Baum	Director

/s/ John L. Goolsby John L. Goolsby	Director

/s/ Matthew J. Hart Mathew J. Hart	Director

/s/ Walter T. Klenz Walter T. Klenz	Director

SIGNATURE	TITLE

/s/ Richard C. Kraemer Richard C. Kraemer	Director

/s/ Robert J. Miller Robert J. Miller	Director

/s/ Denise M. O’Leary Denise M. O’Leary	Director

/s/ Richard P. Schifter Richard P. Schifter	Director

/s/ John F. Tierney John F. Tierney	Director

/s/ J. Steven Whisler J. Steven Whisler	Director

Report of Independent Registered Public Accounting Firm
on Financial Statement Schedule
The Board of Directors and Stockholders
America West Holdings Corporation:
      The audits referred to in our report dated March 11, 2005 included the related consolidated financial statement schedule for the years ended December 31, 2004 and 2003, included herein. The consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statement schedule based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
      As discussed in Note 2 to the accompanying consolidated financial statements, the Company has restated the consolidated balance sheet as of December 31, 2003 and the consolidated statement of changes in stockholders’ equity and comprehensive income for the year then ended. As discussed in Note 13 to the accompanying consolidated financial statements, the Company restated its dilutive earnings per share for the year ended December 31, 2003 in connection with the adoption of Emerging Issue Task Force 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share”.
/s/ KPMG LLP
Phoenix, Arizona
March 11, 2005

Report of Independent Registered Public Accounting Firm
on Financial Statement Schedule
To the Board of Directors
of America West Holdings Corporation:
      Our audit of the consolidated financial statements of America West Holdings Corporation referred to in our report dated March 24, 2003 appearing in this Annual Report on Form 10-K also included an audit of the 2002 financial statement schedule information included in the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, the 2002 financial statement schedule information presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
March 24, 2003

America West Holdings Corporation
Schedule II — Valuation and Qualifying Accounts
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands)

	Balance at			Balance
	Beginning			at End
Description	of Period	Additions	Deductions	of Period

Allowance for doubtful receivables:
Year ended December 31, 2004	$5,807	$1,110	$5,430	$1,487

Year ended December 31, 2003	$6,767	$1,450	$2,410	$5,807

Year ended December 31, 2002	$3,216	$6,755	$3,204	$6,767

Allowance for obsolescence:
Year ended December 31, 2004	$12,254	$2,882	$377	$14,759

Year ended December 31, 2003	$9,261	$3,450	$457	$12,254

Year ended December 31, 2002	$7,249	$3,029	$1,017	$9,261

Valuation allowance on deferred tax asset, net:
Year ended December 31, 2004	$96,474	$56,772	$24,280	$128,966

Year ended December 31, 2003	$78,787	$38,379	$20,692	$96,474

Year ended December 31, 2002	$40,650	$46,124	$7,987	$78,787

Leased aircraft return provision:
Year ended December 31, 2004	$26,872	$6,645	$1,558	$31,959

Year ended December 31, 2003	$22,441	$9,000	$4,569	$26,872

Year ended December 31, 2002	$11,277	$17,636	$6,472	$22,441

Report of Independent Registered Public Accounting Firm
on Financial Statement Schedule
The Board of Directors and Stockholder
America West Airlines, Inc.:
      The audits referred to in our report dated March 11, 2005 included the related consolidated financial statement schedule for the years ended December 31, 2004 and 2003, included herein. The consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statement schedule based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
      As discussed in Note 2 to the accompanying consolidated financial statements, the Company has restated the consolidated balance sheet as of December 31, 2003 and the consolidated statement of changes in stockholder’s equity and comprehensive income for the year then ended.
/s/ KPMG LLP
Phoenix, Arizona
March 11, 2005

Report of Independent Registered Public Accounting Firm
on Financial Statement Schedule
To the Board of Directors
of America West Airlines, Inc.:
      Our audit of the consolidated financial statements of America West Airlines, Inc. referred to in our report dated March 24, 2003, except for the effects of the reorganization transaction described in Note 1(a) as to which the date is August 2, 2004, appearing in this Annual Report on Form 10-K also included an audit of the 2002 financial statement schedule information included in the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, the 2002 financial statement schedule information presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
March 24, 2003, except for the effects of the
reorganization transaction described in Note 1(a)
as to which the date is August 2, 2004

America West Airlines, Inc.
Schedule II — Valuation and Qualifying Accounts
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands)

	Balance at			Balance
	Beginning			at End
Description	of Period	Additions	Deductions	of Period

Allowance for doubtful receivables:
Year ended December 31, 2004	$5,807	$1,110	$5,430	$1,487

Year ended December 31, 2003	$6,767	$1,450	$2,410	$5,807

Year ended December 31, 2002	$3,216	$6,755	$3,204	$6,767

Allowance for obsolescence:
Year ended December 31, 2004	$12,254	$2,882	$377	$14,759

Year ended December 31, 2003	$9,261	$3,450	$457	$12,254

Year ended December 31, 2002	$7,249	$3,029	$1,017	$9,261

Valuation allowance on deferred tax asset, net:
Year ended December 31, 2004	$96,448	$55,343	$24,305	$127,484

Year ended December 31, 2003	$78,602	$39,481	$21,635	$96,448

Year ended December 31, 2002	$34,140	$52,587	$8,125	$78,602

Leased aircraft return provision:
Year ended December 31, 2004	$26,872	$6,645	$1,558	$31,959

Year ended December 31, 2003	$22,441	$9,000	$4,569	$26,872

Year ended December 31, 2002	$11,277	$17,636	$6,472	$22,441

Index to Exhibits

Exhibit
Number		Title
2.2		Agreement and Plan of Merger, dated as of December 19, 1996, by and among America West Holdings Corporation (“Holdings”), America West Airlines, Inc. (“AWA”) and AWA Merger, Inc., with an effective date and time as of midnight on December 31, 1996 — Incorporated by reference to Exhibit 2.1 to Holdings’ Registration Statement on Form 8-B dated January 13, 1997.
3.1		Restated Certificate of Incorporation of AWA (included in Exhibit 2.2 above).
3	.2*	Bylaws of AWA.
3.3		Certificate of Incorporation of Holdings — Filed with the Secretary of State of the State of Delaware on December 13, 1996 and incorporated by reference to Exhibit 3.1 of Holdings’ Registration Statement on Form 8-B dated January 13, 1997. Holdings’ Certificate of Incorporation was subsequently amended by a Certificate of Amendment, filed with the Delaware Secretary of State on May 24, 2004 and incorporated herein by reference to Exhibit 3.1 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 001-12649).
3	.4*	Bylaws of Holdings.
4.1		Indenture, dated as of July 30, 2003, between America West Airlines, Inc. and U.S. Bank National Association, as trustee and not in its individual capacity, for America West Airlines, Inc. Senior Exchangeable Notes due 2023 — Incorporated by reference to Exhibit 4.1 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
4.2		Form of America West Airlines, Inc. Senior Exchangeable Note due 2023 — Incorporated by reference to Exhibit 4.2 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
4.3		Registration Rights Agreement, dated as of July 30, 2003, with respect to shares of Class B Common Stock underlying the America West Airlines, Inc. Senior Exchangeable Notes due 2023 — Incorporated by reference to Exhibit 4.3 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
4.4		Guarantee and Exchange Agreement, dated as of July 30, 2003, between America West Holdings Corporation and U.S. Bank, National Association, as exchange agent and trustee and not in its individual capacity, for America West Airlines Inc. Senior Exchangeable Notes due 2023 — Incorporated by reference to Exhibit 4.4 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
4.5		Stock Option Agreement, dated as of December 31, 1996, between Holdings and AWA — Incorporated by reference to Exhibit 4.5 to Holdings’ Registration Statement on Form 8-B dated January 13, 1997.
4.6		Registration Rights Agreement dated as of August 25, 1994, among AWA, AmWest Partners, L.P. and other holders — Incorporated by reference to Exhibit 4.6 to the AWA’s Current Report on Form 8-K dated August 25, 1994 (File No. 000-12337).
4.7		Assumption of Certain Obligations Under Registration Rights Agreement executed by Holdings for the benefit of TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., Continental Airlines, Inc., Mesa Airlines, Inc., Lehman Brothers, Inc., Belmont Capital Partners II, L.P. and Belmont Fund, L.P. — Incorporated by reference to Exhibit 4.7 to Holdings’ Registration Statement on Form 8-B dated January 13, 1997.
4.8		Form of Pass Through Trust Agreement, dated as of November 26, 1996, between AWA and Fleet National Bank, as Trustee — Incorporated by reference to Exhibit 4.1 to AWA’s Current Report on Form 8-K dated November 26, 1996 (File No. 000-12337).
4.9		Form of Pass Through Trust Agreement, dated as of June 17, 1997, between AWA and Fleet National Bank, as Trustee — Incorporated by reference to Exhibit 4.5 to AWA’s Registration Statement on Form S-3 dated June 4, 1997 (File No. 333-27351).

Exhibit
Number	Title
4.10	Forms of Pass Through Trust Agreements, dated as of October 6, 1998, between AWA and Wilmington Trust Company, as Trustee — Incorporated by reference to Exhibits 4.4, 4.5, 4.6, 4.7, 4.8 and 4.9 to AWA’s Registration Statement on Form S-4 dated March 25, 1999 (File No. 333-71615).
4.11	Pass Through Trust Agreements, dated as of September 21, 1999, between AWA and Wilmington Trust Company, as Trustee, made with respect to the formation of America West Airlines Pass Through Trusts, Series 1999-1G-S, 1999-1G-O, 1999-1C-S and 1999-1C-O and the issuance of 7.93% Initial Pass Through Certificates Series 1999-1G-S and 1999-1G-O, the issuance of 8.54% Initial Pass Through Certificates, Series 1999-1C-S and 1999-1C-O, the issuance of 7.93% Exchange Pass Through Certificates, Series 1999-1G-S and 1999-1G-O, and the issuance of 8.54% Exchange Pass Through Certificates, Series 1999-1C-S and 1999-1C-O — Incorporated by reference to AWA’s Quarterly Report on Form 10-Q for the period ended September 30, 1999 (File No. 000-12337).
4.12	Insurance and Indemnity Agreement, dated as of September 21, 1999, among AWA, Ambac Assurance Corporation as Policy Provider and Wilmington Trust Company as Subordination Agent and Trustee under the Pass Through Trust 1999-1G-O — Incorporated by reference to Exhibits 4.15 to AWA’s Registration Statement on Form S-4 dated March 16, 2000 (File No. 333-93393).
4.13	Pass Through Trust Agreement, dated as of July 7, 2000, between AWA, and Wilmington Trust Company, as Trustee, made with respect to the formation of America West Airlines Pass Through Trust, Series 2000-1G-0, 2000-1G-S, 2000-1C-O and 2000-1C-S, the issuance of 8.057% Initial Pass Through Certificates, Series 2000-1G-O and 2000-1G-S, the issuance of 9.244% Initial Pass Through Certificates, Series 2000-1C-O and 2000-1C-S, the issuance of 8.057% Exchange Pass Through Certificates, Series 2000-1G-O and 2000-1G-S and the issuance of 9.244% Exchange Pass Through Certificates, Series 2000-1C-O and 2000-1C-S — Incorporated by reference to Exhibits 4.3, 4.4, 4.5 and 4.6 to AWA’s Registration Statement on Form S-4 dated September 12, 2002 (File No. 333-44930).
4.14	Insurance and Indemnity Agreement, dated as of July 7, 2000, among AWA, Ambac Assurance Corporation as Policy Provider and Wilmington Trust company as Subordination Agent and Trustee under the Pass Through Trust 2000-1G — Incorporated by reference to Exhibits 4.15 to AWA’s Registration Statement on Form S-4 dated September 12, 2002 (File No. 333-44930).
4.15	Pass Through Trust Agreement, dated as of May 17, 2001, between AWA and Wilmington Trust Company, as Trustee, made with respect to the formation of America West Airlines Pass Through Trust, Series 2001-1G-O, 2001-1G-S, 2001-1C-O, 2001-1C-S, 2001-1D-O and 2001-1D-S, the issuance of 7.10% Initial Pass Through Certificates, Series 2001-1G-O and 2001-1G-S, the issuance of 8.37% Initial Pass Through Certificates, Series 2001-1C-O and 2001-1G-S, the issuance of Six-Month LIBOR plus 3.20% Initial Pass Through Certificates, Series 2001-1D-O and Series 2001-1D-S, the issuance of 7.10% Exchange Pass Through Certificates, Series 2001-1G-O and 2001-1G-S, the issuance of 8.37% Exchange Pass Through Certificates, Series 2001-1C-O and 2001-1G-S, and the issuance of Six-Month LIBOR plus 3.20% Exchange Pass Through Certificates, Series 2001-1D-O and Series 2001-1D-S — Incorporated by reference to Exhibits 4.4, 4.5, 4.6, 4.7, 4.8 and 4.9 to AWA’s Registration Statement on Form S-4 dated February 14, 2002 (File No. 333-69356).
4.16	Insurance and Indemnity Agreement (Series G), dated as of May 17, 2001, among AWA, Ambac Assurance Corporation as Policy Provider and Wilmington Trust company as Subordination Agent — Incorporated by reference to Exhibit 4.20 to AWA’s Registration Statement on Form S-4 dated February 14, 2002 (File No. 333-69356).
4.17	Indenture, dated as of January 18, 2002, between America West Holdings Corporation and Wilmington Trust Company, as Trustee and not in its individual capacity, for America West Holdings Corporation 7.5% Convertible Senior Notes due 2009 — Incorporated by reference to Exhibit 4.15 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).

Exhibit
Number		Title
4.18		Form of America West Holdings Corporation 7.5% Convertible Senior Notes due 2009 — Incorporated by reference to Exhibit 4.16 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.19		Registration Rights Agreement, dated January 18, 2002, with respect to shares of Class B Common Stock underlying the America West Holdings Corporation 7.5% Convertible Senior Notes due 2009 — Incorporated by reference to Exhibit 4.17 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.20		Guaranty, dated as of January 18, 2002, by America West Airlines, Inc., in favor of the Holders and the Trustee under the Indenture dated January 18, 2002 — Incorporated by reference to Exhibit 4.18 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.21		Form of Warrant to Purchase Class B Common Stock, dated January 18, 2002, issued to the Air Transportation Stabilization Board and certain warrant recipients — Incorporated by reference to Exhibit 4.19 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.22		Registration Rights Agreement, dated January 18, 2002, between America West Holdings Corporation and the Air Transportation Stabilization Board with respect to shares of Class B Common Stock underlying the Warrant to Purchase Class B Common Stock — Incorporated by reference to Exhibit 4.20 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
4.23		Warrant Registration Rights Agreement between America West Holdings Corporation and certain warrant recipients — Incorporated by reference to Exhibit 4.21 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
10.1		Airport Use Agreement, dated as of July 1, 1989, among the City of Phoenix, The Industrial Development Authority of the City of Phoenix, Arizona and AWA (“Airport Use Agreement”) — Incorporated by reference to Exhibit 10-(D)(9) to AWA’s Annual Report on Form 10-K for the year ended December 31, 1989 (File No. 000-12337).
10.2		First Amendment to Airport Use Agreement, dated as of August 1, 1990 — Incorporated by reference to Exhibit 10-(D)(9) to AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1990 (File No. 000-12337).
10.3		Management Rights Agreement, dated as of August 25, 1994, between TPG Partners L.P., TPG Genpar, L.P. and AWA — Incorporated by reference to Exhibit 10.47 to AWA’s Registration Statement on Form S-1 dated August 23, 1994, as amended (File No. 33-54243).
10.4		Financing Agreement, dated as of April 1, 1998, between the Industrial Development Authority of the City of Phoenix, Arizona and AWA — Incorporated by reference to Exhibit 10.29 to Holdings’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 001-12649).
10.5		Indenture of Trust, dated as of April 1, 1998, from the Industrial Development Authority of the City of Phoenix, Arizona to Norwest Bank, Arizona N.A. — Incorporated by reference to Exhibit 10.30 to Holdings’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 001-12649).
10.6		Second Amendment to Airport Use Agreement, dated as of August 25, 1995 — Incorporated by reference to Exhibit 10.34 to AWA’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 000-12337).
10.7		Indenture of Trust, dated as of June 1, 1999, from The Industrial Development Authority of the City of Phoenix, Arizona to Bank One Arizona, N.A. — Incorporated by reference to Exhibit 10.35 to AWA’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 000-12337).
10	.8(1)	Airbus A320/ A319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L and AWA, including Letter Agreements Nos. 1-10 — Incorporated by reference to Exhibit 10.26 to Holdings’ Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (File No. 001- 12649).

Exhibit
Number		Title
10	.9(1)	Amendment No. 1, dated as of March 31, 1998, to the Airbus A320/ A319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L. and AWA — Incorporated by reference to Exhibit 10.28 to Holdings’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 001-12649).
10	.10(1)	Amendment No. 2, dated as of December 9, 1998, to the Airbus A320/ A319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L. and AWA — Incorporated by reference to Exhibit 10.32 to AWA’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 000-12337).
10	.11(1)	Amendment No. 3, dated as of October 14, 1999, to the Airbus A320/319 Purchase Agreement, dated as of September 12, 1997, between AVSA, S.A.R.L. and AWA, including Letter Agreement Nos. 1 — 8 thereto — Incorporated by reference to Exhibit 10.36 to Holdings’ and AWA’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-12337).
10	.12(1)	Amendment No. 4, dated as of July 1, 2000, to the Airbus A320/319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L. and AWA — Incorporated by reference to Exhibit 10.38 to AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 000-12337).
10	.13(1)	Amendment No. 5, dated as of October 12, 2000, to the Airbus A320/319 Purchase Agreement, dated as of September 12, 1997, between AVSA S.A.R.L. and AWA — Incorporated by reference to Exhibit 10.39 to AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 000-12337).
10	.14(1)	Amendment No. 7, dated July 30, 2004, to the A319/ A320 Purchase Agreement dated September 12, 1997, between AVSA, S.A.R.L. and AWA and Letter Agreement Nos. 2 — 8 — Incorporated by reference to Exhibit 10.15 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10	.15(1)	Amended and Restated V2500 Support Contract, dated as of October 7, 1998, between AWA and IAE International Aero Engines AG and Side Letters Nos. 1 and 2 thereto — Incorporated by reference to Exhibit 10.20 to Holdings’ and AWA’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 000-12337).
10	.16(1)	Side Letter No. 15, dated May 26, 2004, to the Amended and Restated V2500 Support Contract, dated October 7, 1998, between AWA and IAE International Aero Engines AG — Incorporated by reference to Exhibit 10.16 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.17		Purchase Agreement, dated as of December 27, 2000, between Holdings, AWA and Continental Airlines, Inc., including Letter Agreement — Incorporated by reference to Exhibit 10.40 to Holdings’ and AWA’s Annual Report on Form 10-K for the year ended December 31, 2000 (File Nos. 001-12649 and 000-12337).
10.18		Priority Distribution Agreement, dated as of August 25, 1994, between TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., and Continental Airlines, Inc. — Incorporated by reference to Exhibit 3 to Schedule 13D filed by TPG Partners, L.P. on September 6, 1994.
10.19		Disposition and Redevelopment Agreement, dated as of February 5, 2001, between AWA and the City of Phoenix, AZ — Incorporated by reference to Exhibit 10.44 to AWA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-12337).
10	.20(1)	Unsubordinated Ground Lease, dated as of February 5, 2001, between AWA and the City of Phoenix, AZ — Incorporated by reference to Exhibit 10.45 to AWA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-12337).
10	.21(1)	Code Share and Revenue Sharing Agreement, dated as of March 20, 2001, between AWA and Mesa Airlines, Inc. — Incorporated by reference to Exhibit 10.46 to AWA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-12337).

Exhibit
Number		Title
10	.22(1)	$429,000,000 Loan Agreement, dated as of January 18, 2002, among America West Airlines, Inc., Citibank, N.A., as Agent, KPMG Consulting, Inc., as Loan Administrator, Citibank, N.A., as Initial Lender and the Air Transportation Stabilization Board — Incorporated by reference to Exhibit 10.51 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
10.23		Undertaking (regarding restrictions on transfer of Class A Common Stock), dated as of January 18, 2002, among America West Holdings Corporation, TPG Partners, L.P., TPG Parallel I, L.P. and Air Partners II, L.P. for the benefit of the Air Transportation Stabilization Board — Incorporated by reference to Exhibit 10.53 to Holdings’ and AWA’s Current Report on Form 8-K dated January 31, 2002 (File Nos. 001-12649 and 000-12337).
10.24		Second Amendment to Code Share and Revenue Sharing Agreement, as amended, dated as of October 24, 2002, by and among AWA, Mesa Airlines, Inc., Freedom Airlines, Inc. and Air Midwest, Inc. — Incorporated by reference to Exhibit 10.56 of Holdings’ and AWA’s Annual Report on Form 10-K for the year ended December 31, 2002.
10.25		Third Amendment to Code Share and Revenue Sharing Agreement dated as of January 29, 2003 among AWA, Mesa Airlines, Inc. and Freedom Airlines, Inc. — Incorporated by reference to Exhibit 10.1 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
10	.26(1)	Fourth Amendment to Code Share and Revenue Sharing Agreement and Release dated as of September 5, 2003 among AWA, Mesa Airlines, Inc., Air Midwest, Inc. and Freedom Airlines, Inc. — Incorporated by reference to Exhibit 10.2 to Holdings’ and AWA’s Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
10.27		Loan Agreement [Engines], dated as of September 3, 2004, among AWA, GECC, as administrative agent, original Series A lender and original Series B lender, Wells Fargo Bank Northwest, National Association (“Wells Fargo”), as security trustee and the lenders from time to time party thereto –Incorporated by reference to Exhibit 10.1 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.28		Engine Mortgage and Security Agreement, dated as of September 3, 2004, between AWA and Wells Fargo — Incorporated by reference to Exhibit 10.2 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.29		Mortgage and Security Agreement Supplement No. 1, dated September 10, 2004, of AWA — Incorporated by reference to Exhibit 10.3 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.30		Subordinated Engine Mortgage and Security Agreement, dated as of September 3, 2004, between AWA and Wells Fargo — Incorporated by reference to Exhibit 10.4 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.31		Subordinated Mortgage and Security Agreement Supplement No. 1, dated September 10, 2004, of AWA — Incorporated by reference to Exhibit 10.5 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.32		Security Trustee Agreement [Engines], dated as of September 3, 2004, among Wells Fargo, as security trustee and the beneficiaries named therein — Incorporated by reference to Exhibit 10.6 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.33		Payment and Indemnity Agreement [Engines], dated as of September 3, 2004, among AWA, certain beneficiaries listed on Schedule 1 and Wells Fargo — Incorporated by reference to Exhibit 10.7 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.34		Restructure Letter Agreement [Engines], dated as of September 3, 2004, among AWA and GECC — Incorporated by reference to Exhibit 10.8 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).

Exhibit
Number		Title
10.35		Loan Agreement [Spare Parts], dated as of September 3, 2004, among AWA, GECC, as administrative agent, original Series A lender and original Series B lender, Wells Fargo, as security trustee and the lenders from time to time party thereto — Incorporated by reference to Exhibit 10.9 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.36		Spare Parts Mortgage and Security Agreement, dated as of September 3, 2004, between AWA and Wells Fargo — Incorporated by reference to Exhibit 10.10 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.37		Subordinated Spare Parts Mortgage and Security Agreement, dated as of September 3, 2004, between AWA and Wells Fargo — Incorporated by reference to Exhibit 10.11 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.38		Security Trustee Agreement [Spare Parts], dated as of September 3, 2004, among Wells Fargo, as security trustee and the beneficiaries named therein — Incorporated by reference to Exhibit 10.12 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.39		Payment and Indemnity Agreement [Spare Parts], dated as of September 3, 2004, among AWA, certain beneficiaries listed on Schedule 1 and Wells Fargo — Incorporated by reference to Exhibit 10.13 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10.40		Restructure Letter Agreement [Spare Parts], dated as of September 3, 2004, among AWA and GECC — Incorporated by reference to Exhibit 10.14 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-12649).
10	.41*	$30,790,000 Senior Secured Term Loan Agreement, dated December 23, 2004, among FTCHP LLC, as Borrower, America West Airlines, Inc., as Guarantor, Heritage Bank, SSB, as Administrative Agent and Citibank, N.A. (and other lenders named therein) as Lenders.
10	.42*	Senior Secured Discount Note, dated December 23, 2004, issued by FTCHP LLC.
10	.43*	Unconditional Guaranty Agreement, dated December 23, 2004, by America West Airlines, Inc. in favor of Citibank, N.A.
10	.44+	Amended and Restated America West 1994 Incentive Equity Plan — Incorporated by reference to Exhibit 10.21 to AWA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-12337).
10	.45+	2002 Incentive Equity Plan — Incorporated by reference to Appendix A to Holdings’ Proxy Statement on Schedule 14A filed on April 17, 2002 (File No. 001-12649).
10	.46+	Performance-based Award Plan — Incorporated by reference to Exhibit 10.57 to Holdings’ and AWA’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 001-12649).
10	.47*+	Form of Offer Letter.
10	.48*+	Form of Change of Control and Severance Benefit Agreement for Vice Presidents.
10	.49*+	Form of Change of Control and Severance Benefit Agreement for Senior Vice Presidents.
10	.50*+	Summary of Officer Benefits.
10	.51*+	Summary of Director Compensation and Benefits.
10	.52+	Form of Letter Agreement for Directors’ Travel — Incorporated by reference to Exhibit 10.32 to Holdings’ and AWA’s Annual Report on Form 10-K for the period ended December 31, 2003.
10	.53*+	Employment Agreement, dated February 24, 2004, by and among America West Holdings Corporation, America West Airlines, Inc. and W. Douglas Parker.
21	.1*	Subsidiaries of Holdings.
23	.1*	Consent of KPMG LLP.
23	.2*	Consent of PricewaterhouseCoopers LLP.
24.1		Power of Attorney, pursuant to which amendments to this Annual Report on Form 10-K may be filed, is included on the signature pages of this Annual Report on Form 10-K.

Exhibit
Number		Title
31	.1*	Certification of Holdings’ Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31	.2*	Certification of Holdings’ Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31	.3*	Certification of AWA’s Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31	.4*	Certification of AWA’s Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32	.1*	Certification of Holdings’ Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32	.2*	Certification of AWA’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 *    Filed herewith.
 +    Represents a management contract or compensatory plan or arrangement.

(1)	The Company has sought confidential treatment for portions of the referenced exhibit.

ANNEX B-2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-Q

(Mark One)
☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-12649
America West Holdings Corporation
(Exact name of registrant as specified in its charter)

Delaware	86-0847214
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
111 West Rio Salado Parkway, Tempe, Arizona (Address of principal executive offices)	85281 (Zip Code)
(480) 693-0800
(Registrant’s telephone number, including area code)
N/A
(Former name, former address and former fiscal year, if changed since last report)
Commission file number 0-12337
America West Airlines, Inc.
(Exact name of registrant as specified in its charter)

Delaware	86-0418245
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4000 East Sky Harbor Blvd., Phoenix, Arizona (Address of principal executive offices)	85034 (Zip Code)
(480) 693-0800
(Registrant’s telephone number, including area code)
N/A
(Former name, former address and former fiscal year, if changed since last report)
     Indicate by check mark whether each registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑         No ☐
     Indicate by check mark whether the Registrants are accelerated filers (as defined in Exchange Act Rule 12b-2).

America West Holdings Corporation	Yes ☑	No ☐
America West Airlines, Inc.	Yes ☐	No ☑
     As of July 21, 2005, America West Holdings Corporation has 859,117 shares of Class A common stock and 35,238,357 shares of Class B common stock outstanding. As of July 21, 2005, America West Airlines, Inc. has 1,000 shares of Class B common stock outstanding, all of which are held by America West Holdings Corporation.
     America West Airlines, Inc. meets the conditions set forth in General Instruction H(1)(a) and (b) of Form 10-Q and is therefore filing this form with reduced disclosure format pursuant to General Instruction H(2) of Form 10-Q.

PART I — FINANCIAL INFORMATION
     America West Holding Corporation (“Holdings” or the “Company”) is the holding company that owns all of the stock of America West Airlines, Inc. (“AWA” or the “Airline”). AWA, the eighth largest passenger airline and the second largest low cost carrier in the United States, accounted for most of Holdings’ revenues and expenses in 2004. Through its America West Vacations division, AWA also sells individual and group travel packages. This combined Form 10-Q is filed by both Holdings and AWA and includes the financial statements of each company in Item 1A and Item 1B, respectively.

Item 1A.	Condensed Consolidated Financial Statements — America West Holdings Corporation.
America West Holdings Corporation
Condensed Consolidated Balance Sheets
(in thousands except share data)
(unaudited)

	June 30,	December 31,
	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$116,061	$149,091
Short-term investments	206,217	126,651
Restricted cash	—	41,264
Accounts receivable, net	122,517	108,837
Expendable spare parts and supplies, net	51,090	57,563
Prepaid expenses	198,121	141,571

Total current assets	694,006	624,977

Property and equipment:
Flight equipment	931,264	926,930
Other property and equipment	298,760	290,897
Equipment purchase deposits	73,950	63,450

	1,303,974	1,281,277
Less accumulated depreciation and amortization	619,771	624,742

Net property and equipment	684,203	656,535

Other assets:
Investments in debt securities	—	30,000
Restricted cash	91,633	72,091
Other assets, net	134,975	91,661

Total other assets	226,608	193,752

	$1,604,817	$1,475,264

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$115,964	$151,183
Current obligations under capital leases	3,312	3,475
Accounts payable	189,189	173,887
Air traffic liability	265,727	194,718
Accrued compensation and vacation benefits	47,035	42,699
Accrued taxes	65,417	32,796
Other accrued liabilities	85,910	65,958

Total current liabilities	772,554	664,716

Long-term debt, less current maturities	588,060	635,129
Capital leases, less current obligations	5,124	5,061
Deferred credits and other liabilities	154,941	133,911
Stockholders’ equity:
Preferred stock, $.01 par value. Authorized 48,800,000 shares; no shares issued	—	—
Class A common stock, $.01 par value. Authorized 1,200,000 shares; issued and outstanding 859,117 shares at June 30, 2005 and December 31, 2004	8	8
Class B common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 51,628,599 shares at June 30, 2005 and 51,564,865 shares at December 31, 2004	516	516
Additional paid-in capital	632,652	632,446
Accumulated deficit	(241,132)	(288,617)

	392,044	344,353
Less: Cost of Class B common stock in treasury, 16,437,575 shares at June 30, 2005 and December 31, 2004	(307,906)	(307,906)

Total stockholders’ equity	84,138	36,447

	$1,604,817	$1,475,264

See accompanying Notes to Condensed Consolidated Financial Statements.

B-2-2

America West Holdings Corporation
Condensed Consolidated Statements of Operations
(in thousands except per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Operating revenues:
Passenger	$654,893	$569,166	$1,230,306	$1,106,499
Express	129,426	85,466	232,782	158,117
Cargo	8,126	6,817	16,770	13,720
Other	40,752	32,709	76,151	65,149

Total operating revenues	833,197	694,158	1,556,009	1,343,485

Operating expenses:
Salaries and related costs	173,752	161,977	348,900	328,252
Aircraft rents	80,673	75,346	157,510	150,531
Other rents and landing fees	45,727	42,011	87,266	83,252
Aircraft fuel	191,006	132,977	342,869	247,189
Realized and unrealized gains on fuel hedging instruments, net	(8,673)	(9,485)	(69,156)	(9,889)
Agency commissions	6,710	6,253	12,264	13,003
Aircraft maintenance materials and repairs	49,359	52,350	97,347	102,404
Depreciation and amortization	11,587	12,587	23,447	26,378
Special charges (credits), net	—	—	811	(600)
Express expenses	136,048	89,802	246,874	163,104
Other	116,731	104,525	227,521	198,957

Total operating expenses	802,920	668,343	1,475,653	1,302,581

Operating income	30,277	25,815	80,356	40,904

Nonoperating income (expenses):
Interest income	2,476	1,779	4,375	3,297
Interest expense, net	(19,736)	(19,237)	(38,715)	(38,989)
Other, net	891	2,304	1,469	3,886

Total nonoperating expenses, net	(16,369)	(15,154)	(32,871)	(31,806)

Income before income taxes	13,908	10,661	47,485	9,098

Income taxes	—	—	—	—

Net income	$13,908	$10,661	$47,485	$9,098

Earnings per share:
Basic	$0.39	$0.30	$1.32	$0.25

Diluted	$0.29	$0.20	$0.92	$0.17

Shares used for computation:
Basic	36,032	36,005	36,015	35,928

Diluted	53,553	52,020	62,551	52,070

See accompanying Notes to Condensed Consolidated Financial Statements.

B-2-3

America West Holdings Corporation
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Six Months Ended
	June 30,

	2005	2004

Net cash provided by operating activities	$223,545	$83,557

Cash flows from investing activities:
Purchases of property and equipment	(97,210)	(77,173)
Purchases of short-term investments	(283,750)	(273,533)
Sales of short-term investments	233,961	289,610
Purchases of investments in debt securities	—	(35,000)
Sales of investments in debt securities	—	15,000
Decrease (increase) in restricted cash	(19,542)	1,270
Proceeds from disposition of other assets	1,227	1,848

Net cash used in investing activities	(165,314)	(77,978)

Cash flows from financing activities:
Repayment of debt	(86,717)	(47,980)
Other	(4,544)	843

Net cash used in financing activities	(91,261)	(47,137)

Net decrease in cash and cash equivalents	(33,030)	(41,558)
Cash and cash equivalents at beginning of period	149,091	153,357

Cash and cash equivalents at end of period	$116,061	$111,799

Cash paid for:
Interest, net of amounts capitalized	$17,047	$10,339

Income taxes	$112	$1,440

Non-cash investing and financing activities:
Reclassification of investments in debt securities to short-term investments	$30,000	$5,730

Notes payable issued under the aircraft purchase agreement	$8,750	$7,000

Notes payable cancelled under the aircraft purchase agreement	$(7,000)	$—

Acquisition of property and equipment under capital leases	$17	$—

Payment in kind notes issued, net of returns	$—	$4,672

Exercise of warrants	$—	$2

Acquisition of shares due to loan default	$—	$1,700

See accompanying Notes to Condensed Consolidated Financial Statements.

B-2-4

America West Holdings Corporation
Notes to Condensed Consolidated Financial Statements
June 30, 2005

1.	Basis of Presentation
      The unaudited condensed consolidated financial statements include the accounts of Holdings and its wholly owned subsidiary, AWA. These statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and, in accordance with those rules and regulations, certain information and footnotes required by generally accepted accounting principles have been omitted. In the opinion of management, the condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.
      The Company has a regional airline alliance agreement with Mesa Airlines (“Mesa”). Mesa, operating as America West Express (“Express”), provides regional feeder service for AWA. To improve the visibility of Express operating results, effective with the first quarter of 2005, the Company has changed its method of reporting for this agreement to the gross basis of presentation. Previously, AWA used the net basis of presentation.
      Using the gross basis of presentation, the passenger revenues and operating expenses associated with the Express agreement are reported gross (i.e., as “Operating Revenues — Express” and “Operating Expenses — Express Expenses”) in the Condensed Consolidated Statements of Operations. Under the net basis of presentation, Express passenger revenues and the associated operating expenses were netted and classified in “Operating Revenues — Other.” Prior period amounts have been reclassified to be consistent with the 2005 presentation. These reclassifications did not impact our operating income or net income for each period presented. See Note 7, “Change in Method of Reporting for America West Express Results” for additional information about this agreement and the reclassifications related to the change in presentation.
      Certain other prior year amounts have been reclassified to conform with current year presentation.

2.	Stock Options
      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company issues its stock options at a price equal to fair market value on the date of grant. Accordingly, no compensation cost has been recognized for stock options in the accompanying condensed consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the

B-2-5

Company’s net income and earnings per share would have been decreased to the pro forma amounts indicated below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

	(in thousands except per share data)
Net income, as reported	$13,908	$10,661	$47,485	$9,098
Stock-based compensation expense	(1,055)	(1,650)	(2,345)	(2,916)

Pro forma net income	$12,853	$9,011	$45,140	$6,182

Income per share:
Basic — as reported	$0.39	$0.30	$1.32	$0.25

Basic — pro forma	$0.36	$0.25	$1.25	$0.17

Diluted — as reported	$0.29	$0.20	$0.92	$0.17

Diluted — pro forma	$0.27	$0.17	$0.88	$0.12

3.	Flight Equipment
      In April 2005, the Company entered into an operating lease for one new Airbus A320 aircraft with a lease term of five years.
      In May 2005, the Company entered into operating leases for one new Airbus A319 and one new Airbus A320 aircraft, each with a lease term of five years.
      In June 2005, the Company completed sale-leaseback transactions on two new IAE V2500-A5 engines resulting in gains of $0.3 million and $2.6 million, respectively. These amounts have been deferred and will be amortized over the lease terms, each of which is seven years. The Company also completed a sale-leaseback transaction on one Airbus A320 aircraft resulting in a loss of $4.3 million. This amount was recorded in “Operating Expenses — Other.” The term of the leaseback is 12 years.

4.	Special Charges
      The following table presents the payments and other settlements made during the six months ended June 30, 2005 related to the special charge accruals:

		Contract
	Fleet	Termination/
	Restructuring	Other Costs	Total

Balance at December 31, 2004	$643	$121	$764

Special charges	690	—	690
Payments	(305)	(111)	(416)
Revision of estimate	—	147	147

Balance at March 31, 2005	1,028	157	1,185

Special charges	—	—	—
Payments	—	—	—

Balance at June 30, 2005	$1,028	$157	$1,185

      The Company expects to make payments related to these special charges through the fourth quarter of 2005.

B-2-6

5.	Earnings Per Share
      The following table presents the computation of basic and diluted earnings per share (“EPS”).

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

	(in thousands except per share data)
BASIC EARNINGS PER SHARE
Income applicable to common stock	$13,908	$10,661	$47,485	$9,098

Weighted average common shares outstanding	36,032	36,005	36,015	35,928

Basic earnings per share	$0.39	$0.30	$1.32	$0.25

DILUTED EARNINGS PER SHARE
Income as reported	$13,908	$10,661	$47,485	$9,098
Interest expense on 7.5% convertible senior notes	—	—	6,283	—
Interest expense on 7.25% senior exchangeable notes	1,735	—	3,470	—

Income for purposes of computing diluted earnings per share	$15,643	$10,661	$57,238	$9,098

SHARE COMPUTATION
Weighted average common shares outstanding	36,032	36,005	36,015	35,928
Assumed exercise of stock options and warrants	9,425	16,015	9,082	16,142
Assumed conversion of 7.5% convertible senior notes	—	—	9,358	—
Assumed conversion of 7.25% senior exchangeable notes	8,096	—	8,096	—

Weighted average common shares outstanding, as adjusted	53,553	52,020	62,551	52,070

Diluted earnings per share	$0.29	$0.20	$0.92	$0.17

      For the three and six months ended June 30, 2005, 6,851,419 and 7,048,335 stock options, respectively, are not included in the computation of diluted EPS because the option exercise prices were greater than the average market price of the Company’s Class B common stock for the period. In addition, 9,358,276 incremental shares from assumed conversion of the 7.5% convertible senior notes are not included in the computation of diluted EPS for the second quarter because of the antidilutive effect on EPS.
      For the three and six months ended June 30, 2004, 5,251,892 and 3,981,890 stock options, respectively, are not included in the computation of diluted EPS because the option exercise prices were greater than the average market price of the Company’s Class B common stock for the period. In addition, 8,694,000 incremental shares from assumed conversion of the 7.5% convertible senior notes are not included in the computation of diluted EPS for the second quarter and the six-month period because of the antidilutive effect on EPS. Similarly, the 8,095,842 shares issuable upon conversion of the 7.25% Senior Exchangeable Notes due 2023 were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2004 because of the antidilutive effect on EPS.

6.	Segment Disclosures
      Holdings is one reportable operating segment. Accordingly, the segment reporting financial data required by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” is included in the accompanying condensed consolidated balance sheets and statements of operations.

7.	Change in Method of Reporting for America West Express Results
      The Company has a regional airline alliance agreement (the “Agreement”) with Mesa that commenced in February 2001. Pursuant to the Agreement, Mesa, using aircraft owned and operated by Mesa under the name Express, provides feeder service to destinations in the western United States, Canada and northern

B-2-7

Mexico. As of June 30 2005, the Express fleet included 59 aircraft comprised of 35 86-seat CRJ 900s, 18 50-seat CRJ 200s and six 37-seat Dash 8 turbo prop aircraft.
      Under the Agreement, Mesa is required to fly the routes and flights designated by AWA using Mesa’s aircraft, flight crews and other related services. Mesa maintains and operates the aircraft, employs, trains, manages and compensates personnel necessary to provide the flight services and provides related passenger handling services for and on the flights. AWA is responsible for establishing the routes, scheduling Express flights, pricing of the tickets, marketing and selling the tickets, collecting all sales amounts, paying all costs of sales and marketing and taking inventory risk on the inventory of seats for sale on Mesa. The ground handling of aircraft is performed by either AWA or Mesa, depending upon the airport.
      AWA collects the revenue and income generated from the services provided by Mesa pursuant to the Agreement. In return, AWA: (i) reimburses Mesa for actual non-controllable costs incurred by Mesa such as fuel, insurance, taxes, fees and security; (ii) pays Mesa for actual controllable non-maintenance costs, subject to a cap, such as aircraft lease expense and crew expense; (iii) pays Mesa for controllable maintenance costs at fixed rates (subject to reimbursement of excess costs if actual costs during term are less than fixed amount paid by AWA); (iv) reimburses Mesa costs and expenses incurred at stations maintained and operated by Mesa; and (v) shares with Mesa a percentage of the revenue allocated to the flight segments flown by Mesa on a pro rata basis.
      The agreement is anticipated to expire in June 2012.
      As discussed in Note 1, “Basis of Presentation,” the Company is reporting the passenger revenues and operating expenses associated with the Agreement on a gross basis to improve the visibility of Express operating results. Previously, these revenues and expenses were reported net in “Operating Revenues — Other” in our Condensed Consolidated Statements of Operations. The following table presents the effect of this reclassification for the three and six months ended June 30, 2004:

	Three Months Ended June 30, 2004

	As Reported	Adjustments		As Reclassified

Operating revenues:
Passenger	$569,166	$—		$569,166
Express	—	85,466	(1)	85,466
Cargo and other	35,908	3,618		39,526

Total operating revenues	$605,074	$89,084		$694,158

Operating expenses:
Operating expenses	$579,259	$(718)		$578,541
Express expenses	—	89,802	(2)	89,802

Total operating expenses	$579,259	$89,084		$668,343

	Six Months Ended June 30, 2004

	As Reported	Adjustments		As Reclassified

Operating revenues:
Passenger	$1,106,499	$—		$1,106,499
Express	—	158,117	(1)	158,117
Cargo and other	75,119	3,750		78,869

Total operating revenues	$1,181,618	$161,867		$1,343,485

Operating expenses:
Operating expenses	$1,140,714	$(1,237)		$1,139,477
Express expenses	—	163,104	(3)	163,104

Total operating expenses	$1,140,714	$161,867		$1,302,581

B-2-8

(1)	Reclassification of Express passenger revenues from “Operating Revenues — Other.”

(2)	Reclassification of $89.1 million and $0.7 million of Express operating expenses from “Operating Revenues — Other” and “Operating Expenses — Other,” respectively.

(3)	Reclassification of $161.9 million and $1.2 million of Express operating expenses from “Operating Revenues — Other” and “Operating Expenses — Other,” respectively
      The operating margin that results from using the gross basis of presentation for Express revenues and expenses does not include any beyond contribution passenger revenue generated by feed into AWA’s mainline operations from Express flights. Overall, the Mesa alliance agreement adds to the total profitability of AWA.

8.	Agreement to Merge with Subsidiary of U.S. Airways Group
      On May 19, 2005, US Airways Group, Inc. (“US Airways Group”), Holdings, and Barbell Acquisition Corp., a wholly owned subsidiary of US Airways Group (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Holdings, with Holdings continuing as the surviving corporation. The merger is expected to create the first full-service airline with the consumer-friendly pricing structure of a low-fare carrier.
      In the merger, holders of Holdings Class A common stock will receive 0.5362 of a share of new US Airways Group common stock for each share of Holdings Class A common stock they own, and holders of Holdings Class B common stock will receive 0.4125 of a share of new US Airways Group common stock for each share of Holdings Class B common stock they own, on the terms specified in the Merger Agreement. The merger cannot be completed unless Holdings’ stockholders adopt the merger agreement and approve the merger. The obligations of Holdings and US Airways Group to complete the merger are also subject to the satisfaction or waiver of several other conditions, including clearance from regulatory agencies.

B-2-9

Item 1B.	Condensed Consolidated Financial Statements — America West Airlines, Inc.
      The unaudited condensed consolidated balance sheets of AWA, a wholly-owned subsidiary of Holdings, as of June 30, 2005 and December 31, 2004, and the condensed consolidated statements of operations and cash flows for the three and six months ended June 30, 2005 and 2004, together with the related notes, are set forth on the following pages.
America West Airlines, Inc.
Condensed Consolidated Balance Sheets
(in thousands except share data)
(unaudited)

	June 30,	December 31,
	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$95,278	$128,497
Short-term investments	206,217	126,651
Restricted cash	—	41,264
Accounts receivable, net	122,517	108,837
Expendable spare parts and supplies, net	51,090	57,563
Prepaid expenses	198,096	141,571

Total current assets	673,198	604,383

Property and equipment:
Flight equipment	931,264	926,930
Other property and equipment	297,142	289,279
Equipment purchase deposits	73,950	63,450

	1,302,356	1,279,659
Less accumulated depreciation and amortization	619,222	624,193

Net property and equipment	683,134	655,466

Other assets:
Investments in debt securities	—	30,000
Restricted cash	91,633	72,091
Advances to parent company, net	260,648	258,777
Other assets, net	133,793	90,270

Total other assets	486,074	451,138

	$1,842,406	$1,710,987

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current maturities of long-term debt	$115,964	$151,183
Current obligations under capital leases	3,312	3,475
Accounts payable	188,528	173,196
Air traffic liability	265,727	194,718
Accrued compensation and vacation benefits	47,035	42,699
Accrued taxes	53,296	20,651
Other accrued liabilities	85,910	65,958

Total current liabilities	759,772	651,880

Long-term debt, less current maturities	588,060	635,129
Capital leases, less current maturities	5,124	5,061
Deferred credits and other liabilities	153,133	132,103
Stockholder’s equity:
Common Stock $.01 par value. Authorized, issued and outstanding; 1,000 shares	—	—
Additional paid-in capital	555,114	555,114
Accumulated deficit	(218,797)	(268,300)

Total stockholder’s equity	336,317	286,814

	$1,842,406	$1,710,987

See accompanying Notes to Condensed Consolidated Financial Statements.

B-2-10

America West Airlines, Inc.
Condensed Consolidated Statements of Operations
(in thousands)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Operating revenues:
Passenger	$654,893	$569,166	$1,230,306	$1,106,499
Express	129,426	85,466	232,782	158,117
Cargo	8,126	6,817	16,770	13,720
Other	40,582	32,539	75,811	64,809

Total operating revenues	833,027	693,988	1,555,669	1,343,145

Operating expenses:
Salaries and related costs	173,399	161,617	348,252	327,546
Aircraft rents	80,673	75,346	157,510	150,531
Other rents and landing fees	45,727	42,011	87,266	83,252
Aircraft fuel	191,006	132,977	342,869	247,189
Realized and unrealized gains on fuel hedging instruments, net	(8,673)	(9,485)	(69,156)	(9,889)
Agency commissions	6,710	6,253	12,264	13,003
Aircraft maintenance materials and repairs	49,359	52,350	97,347	102,404
Depreciation and amortization	11,587	12,587	23,447	26,378
Special charges (credits), net	—	—	811	(600)
Express expenses	136,048	89,802	246,874	163,104
Other	115,469	103,779	225,518	197,591

Total operating expenses	801,305	667,237	1,473,002	1,300,509

Operating income	31,722	26,751	82,667	42,636

Nonoperating income (expenses):
Interest income	4,021	3,418	7,485	6,619
Interest expense, net	(21,448)	(20,948)	(42,118)	(42,410)
Other, net	891	2,304	1,469	3,886

Total nonoperating expenses, net	(16,536)	(15,226)	(33,164)	(31,905)

Income before income taxes	15,186	11,525	49,503	10,731

Income taxes	—	—	—	—

Net income	$15,186	$11,525	$49,503	$10,731

See accompanying Notes to Condensed Consolidated Financial Statements.

B-2-11

America West Airlines, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Six Months Ended June 30,

	2005	2004

Net cash provided by operating activities	$223,562	$84,205

Cash flows from investing activities:
Purchases of property and equipment	(97,210)	(77,173)
Purchases of short-term investments	(283,750)	(273,533)
Sales of short-term investments	233,961	289,610
Purchases of investments in debt securities	—	(35,000)
Sales of investments in debt securities	—	15,000
Decrease (increase) in restricted cash	(19,542)	1,270
Proceeds from disposition of assets	1,227	1,848

Net cash used in investing activities	(165,314)	(77,978)

Cash flows from financing activities:
Repayment of debt	(86,717)	(47,980)
Other	(4,750)	(8)

Net cash used in financing activities	(91,467)	(47,988)

Net decrease in cash and cash equivalents	(33,219)	(41,761)
Cash and cash equivalents at beginning of period	128,497	134,150

Cash and cash equivalents at end of period	$95,278	$92,389

Cash paid for:
Interest, net of amounts capitalized	$17,047	$10,339

Income taxes	$6	$325

Non-cash investing and financing activities:
Reclassification of investments in debt securities to short-term investments	$30,000	$5,730

Notes payable issued under the aircraft purchase agreement	$8,750	$7,000

Notes payable cancelled under the aircraft purchase agreement	$(7,000)	$—

Acquisition of property and equipment under capital leases	$17	$—

Payment in kind notes issued, net of returns	$—	$4,672

See accompanying Notes to Condensed Consolidated Financial Statements.

B-2-12

America West Airlines, Inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2005

1.	Basis of Presentation
      The unaudited condensed consolidated financial statements included herein have been prepared by AWA, a wholly owned subsidiary of Holdings, pursuant to the rules and regulations of the Securities and Exchange Commission and, in accordance with those rules and regulations, certain information and footnotes required by generally accepted accounting principles have been omitted. In the opinion of management, the condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in AWA’s Annual Report on Form 10-K for the year ended December 31, 2004.
      AWA has a regional airline alliance agreement with Mesa Airlines (“Mesa”). Mesa, operating as America West Express (“Express”), provides regional feeder service for AWA. To improve the visibility of Express operating results, effective with the first quarter of 2005, AWA has changed its method of reporting for this agreement to the gross basis of presentation. Previously, AWA used the net basis of presentation.
      Using the gross basis of presentation, the passenger revenues and operating expenses associated with the Express agreement are reported gross (i.e., as “Operating Revenues — Express” and “Operating Expenses — Express Expenses”) in the Condensed Consolidated Statements of Operations. Under the net basis of presentation, Express passenger revenues and the associated operating expenses were netted and classified in “Operating Revenues — Other.” Prior period amounts have been reclassified to be consistent with the 2005 presentation. These reclassifications did not impact our operating income or net income for each period presented. See Note 7, “Change in Method of Reporting for America West Express Results” for additional information about this agreement and the reclassifications related to the change in presentation.
      Certain other prior year amounts have been reclassified to conform with current year presentation.

2.	Advances to Parent Company and Affiliate
      As of June 30, 2005, AWA had net advances to Holdings of $260.6 million, which were classified in “Other Assets” on AWA’s condensed consolidated balance sheet due to certain restrictions related to the timing of repayment under the government guaranteed loan, of which $300.3 million remains outstanding.

3.	Stock Options
      Certain of AWA’s employees are eligible to participate in the stock option plans of Holdings. Holdings accounts for its stock option plans in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Holdings issues its stock options at a price equal to the fair market value on the date of grant. Accordingly, no compensation cost has been recognized for stock options in Holdings’ condensed consolidated financial statements. Had Holdings determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, “Accounting for Stock-Based Compensation,” and

B-2-13

allocated the compensation expense to AWA for its employees participating in the stock option plans, AWA’s net income would have been decreased to the pro forma amounts indicated below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

	(in thousands)
Net income, as reported	$15,186	$11,525	$49,503	$10,731
Stock-based compensation expense	(1,055)	(1,650)	(2,345)	(2,916)

Pro forma net income	$14,131	$9,875	$47,158	$7,815

4.	Flight Equipment
      In April 2005, the Company entered into an operating lease for one new Airbus A320 aircraft with a lease term of five years.
      In May 2005, the Company entered into operating leases for one new Airbus A319 and one new Airbus A320 aircraft, each with a lease term of five years.
      In June 2005, the Company completed sale-leaseback transactions on two new IAE V2500-A5 engines resulting in gains of $0.3 million and $2.6 million, respectively. These amounts have been deferred and will be amortized over the lease term, each of which is seven years. The Company also completed a sale-leaseback transaction on one Airbus A320 aircraft resulting in a loss of $4.3 million. This amount was recorded in “Operating Expenses — Other.” The term of the leaseback is 12 years.

5.	Special Charges
      The following table presents the payments and other settlements made during the six months ended June 30, 2005 related to the special charge accruals:

	Fleet	Contract Termination/
	Restructuring	Other Costs	Total

Balance at December 31, 2004	$643	$121	$764

Special charges	690	—	690
Payments	(305)	(111)	(416)
Revision of estimate	—	147	147

Balance at March 31, 2005	1,028	157	1,185

Special charges	—	—	—
Payments	—	—	—

Balance at June 30, 2005	$1,028	$157	$1,185

      AWA expects to make payments related to these special charges through the fourth quarter of 2005.

6.	Segment Disclosures
      AWA is one reportable operating segment. Accordingly, the segment reporting financial data required by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” is included in the accompanying condensed balance sheets and statements of operations.

7.	Change in Method of Reporting for America West Express Results
      The Company has a regional airline alliance agreement (the “Agreement”) with Mesa that commenced in February 2001. Pursuant to the Agreement, Mesa, using aircraft owned and operated by Mesa under the name Express, provides feeder service to destinations in the western United States, Canada and northern

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Mexico. As of June 30, 2005, the Express fleet included 59 aircraft comprised of 35 86-seat CRJ 900s, 18 50-seat CRJ 200s and six 37-seat Dash 8 turbo prop aircraft.
      Under the Agreement, Mesa is required to fly the routes and flights designated by AWA using Mesa’s aircraft, flight crews and other related services. Mesa maintains and operates the aircraft, employs, trains, manages and compensates personnel necessary to provide the flight services and provides related passenger handling services for and on the flights. AWA is responsible for establishing the routes, scheduling Express flights, pricing of the tickets, marketing and selling the tickets, collecting all sales amounts, paying all costs of sales and marketing and taking inventory risk on the inventory of seats for sale on Mesa. The ground handling of aircraft is performed by either AWA or Mesa, depending upon the airport.
      AWA collects the revenue and income generated from the services provided by Mesa pursuant to the Agreement. In return, AWA: (i) reimburses Mesa for actual non-controllable costs incurred by Mesa such as fuel, insurance, taxes, fees and security; (ii) pays Mesa for actual controllable non-maintenance costs, subject to a cap, such as aircraft lease expense and crew expense; (iii) pays Mesa for controllable maintenance costs at fixed rates (subject to reimbursement of excess costs if actual costs during term are less than fixed amount paid by AWA); (iv) reimburses Mesa costs and expenses incurred at stations maintained and operated by Mesa; and (v) shares with Mesa a percentage of the revenue allocated to the flight segments flown by Mesa on a pro rata basis.
      The Agreement is anticipated to expire in June 2012.
      As discussed in Note 1, “Basis of Presentation,” AWA is reporting the passenger revenues and operating expenses associated with the Agreement on a gross basis to improve the visibility of Express operating results. Previously, these revenues and expenses were reported net in “Operating Revenues — Other” in our Condensed Consolidated Statements of Operations. The following table presents the effect of this reclassification for the three and six months ended June 30, 2004:

	Three Months Ended June 30, 2004

	As Reported	Adjustments		As Reclassified

Operating revenues:
Passenger	$569,166	$—		$569,166
Express	—	85,466	(1)	85,466
Cargo and other	35,738	3,618		39,356

Total operating revenues	$604,904	$89,084		$693,988

Operating expenses:
Operating expenses	$578,153	$(718)		$577,435
Express expenses	—	89,802	(2)	89,802

Total operating expenses	$578,153	$89,084		$667,237

	Six Months Ended June 30, 2004

	As Reported	Adjustments		As Reclassified

Operating revenues:
Passenger	$1,106,499	$—		$1,106,499
Express	—	158,117	(1)	158,117
Cargo and other	74,779	3,750		78,529

Total operating revenues	$1,181,278	$161,867		$1,343,145

Operating expenses:
Operating expenses	$1,138,642	$(1,237)		$1,137,405
Express expenses	—	163,104	(3)	163,104

Total operating expenses	$1,138,642	$161,867		$1,300,509

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(1)	Reclassification of Express passenger revenues from “Operating Revenues — Other.”

(2)	Reclassification of $89.1 million and $0.7 million of Express operating expenses from “Operating Revenues — Other” and “Operating Expenses — Other,” respectively.

(3)	Reclassification of $161.9 million and $1.2 million of Express operating expenses from “Operating Revenues — Other” and “Operating Expenses — Other,” respectively.
      The operating margin that results from using the gross basis of presentation for Express revenues and expenses does not include any beyond contribution passenger revenue generated by feed into AWA’s mainline operations from Express flights. Overall, the Mesa alliance agreement adds to the total profitability of AWA.

8.	Agreement to Merge with Subsidiary of U.S. Airways Group
      On May 19, 2005, US Airways Group, Inc. (“US Airways Group”), Holdings, and Barbell Acquisition Corp., a wholly owned subsidiary of US Airways Group (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Holdings, with Holdings continuing as the surviving corporation. The merger is expected to create the first full-service airline with the consumer-friendly pricing structure of a low-fare carrier.
      In the merger, holders of Holdings Class A common stock will receive 0.5362 of a share of new US Airways Group common stock for each share of Holdings Class A common stock they own, and holders of Holdings Class B common stock will receive 0.4125 of a share of new US Airways Group common stock for each share of Holdings Class B common stock they own, on the terms specified in the Merger Agreement. The merger cannot be completed unless Holdings’ stockholders adopt the merger agreement and approve the merger. The obligations of Holdings and US Airways Group to complete the merger are also subject to the satisfaction or waiver of several other conditions, including clearance from regulatory agencies.

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America West Holdings Corporation and
America West Airlines, Inc.
June 30, 2005

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
      Holdings is the parent company of AWA. AWA is the eighth largest passenger airline and the second largest low cost carrier in the United States operating through its hubs located in Phoenix, Arizona and Las Vegas, Nevada. As of June 30, 2005, AWA served 63 destinations in North America, including eight destinations in Mexico, three in Canada and one in Costa Rica. Through its America West Vacations (“AWV”) division, AWA also arranges and sells vacation packages primarily to Las Vegas, Nevada that may include airfare, hotel accommodations and ground transportation. Holdings’ primary business activity is ownership of all the capital stock of AWA.
Overview
      During the second quarter of 2005, our improved revenue performance helped to mitigate the impact of record high jet fuel prices as follows:

•	Passenger revenues were $654.9 million for the quarter, an increase of $85.7 million from the second quarter of 2004. Passenger revenue per available seat mile (“RASM”) was 8.44 cents for the second quarter of 2005, an increase of 11.9% versus the 2004 second quarter, driven by a 4.0 point increase in load factor as well as a 6.5% increase in yield. The Company’s strong unit revenue improvement was due to more aggressive peak day yield management in the 2005 second quarter, more balanced capacity in the markets served by AWA in the western United States and the positive impact of numerous legacy and low cost carrier fare increases in the winter and spring of 2005. Reductions in late 2004 of the Company’s transcontinental flying, which yields were negatively impacted by competitive responses, also contributed to improved period-over-period RASM and yield performance.

•	The airline industry and AWA incurred and continue to face an increase in costs resulting from record high jet fuel prices. The average price per gallon of fuel increased 43.0% from 116.7 cents in the second quarter of 2004 to 166.9 cents per gallon in the second quarter of 2005. As a result, aircraft fuel expense for the quarter was $191.0 million, an increase of $58.0 million, or 43.6%, from the second quarter of 2004.
      Holdings realized net income of $13.9 million, or $0.29 per diluted share, for the second quarter of 2005. Net income for the second quarter included an $8.7 million net gain associated with the Company’s fuel hedging transactions. Of this amount, $11.4 million resulted from realized gains on settled hedge transactions which was offset in part by $2.7 million of unrealized losses resulting from the application of mark-to-market accounting for changes in the fair value of the Company’s fuel hedging instruments. The Company is required to use mark-to-market accounting as its fuel hedging instruments do not meet the requirements for hedge accounting as established by Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” If these instruments had qualified for hedge accounting treatment, any unrealized gains or losses, including the $2.7 million discussed above, would be deferred in other comprehensive income, a subset of stockholders’ equity until the jet fuel is purchased and the underlying fuel hedging instrument is settled. Given the market volatility of jet fuel, the fair value of these fuel hedging instruments is expected to change until settled.
      As of June 30, 2005, Holdings unrestricted and restricted cash, cash equivalents and short-term investments totaled $413.9 million, of which $322.3 million was unrestricted. Although there can be no assurances, we believe that cash flows from operating activities, combined with these cash balances and our financing commitments, will be adequate to fund our operating and capital needs as well as enable us to maintain compliance with our various debt agreements through at least December 31, 2005.

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Agreement to Merge with Subsidiary of U.S. Airways Group
      On May 19, 2005, US Airways Group, Holdings and Merger Sub, a wholly owned subsidiary of US Airways Group, entered into the Merger Agreement. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Holdings, with Holdings continuing as the surviving corporation. The merger is expected to create the first full-service airline with the consumer-friendly pricing structure of a low-fare carrier.
      In the merger, holders of Holdings Class A common stock will receive 0.5362 of a share of new US Airways Group common stock for each share of Holdings Class A common stock they own, and holders of Holdings Class B common stock will receive 0.4125 of a share of new US Airways Group common stock for each share of Holdings Class B common stock they own, on the terms specified in the Merger Agreement.
      The merger is one of a series of transactions that require the approval of the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division, in the pending bankruptcy proceeding of US Airways Group and its domestic subsidiaries. The other transactions that must be approved by the bankruptcy court, as part of a comprehensive plan of reorganization of US Airways Group and its domestic subsidiaries, include receipt by US Airways Group of new equity financing concurrently with the merger. US Airways Group has entered into agreements with new equity investors which have agreed to contribute a total of $565 million in equity to the reorganized US Airways Group, subject to a variety of conditions, including confirmation of the plan of reorganization and completion of the merger. The merger is a key component of the plan of reorganization and is also conditioned upon, among other things, the receipt of at least $375 million from these equity investors. The plan of reorganization contemplates the cancellation of existing US Airways Group common stock and the issuance of new shares of reorganized US Airways Group upon emergence from the bankruptcy proceedings and in connection with the merger. On June 30, 2005, US Airways Group filed the plan of reorganization and its related disclosure statement with the Bankruptcy Court.
      Assuming that US Airways Group receives $565 million in equity financing at the effective time of the merger, we expect that former America West Holdings stockholders will hold approximately 37% of new US Airways Group common stock outstanding immediately following the merger. Certain former US Airways Group creditors and new equity investors as a group will hold approximately 11% and 52%, respectively, of new US Airways Group common stock outstanding immediately following the merger. In each case, those percentages are subject to dilution as a result of any additional equity issuances, including as a result of the proposed rights offering discussed below, and are subject to certain assumptions concerning the likely exchange of certain convertible debt and securities that are dilutive at the per share purchase price paid by the equity investors for new US Airways Group common stock shortly after the merger.
      The merger cannot be completed unless Holdings’ stockholders adopt the merger agreement and approve the merger. The obligations of Holdings and US Airways Group to complete the merger are also subject to the satisfaction or waiver of several other conditions, including clearance from regulatory agencies. On June 23, 2005, the U.S. Department of Justice notified Holdings and US Airways that the Department has completed its review of the proposed merger of the two airlines and that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will expire without a formal request from the Department for additional information.
      During the first six months of 2005, we incurred approximately $3.0 million in merger-related costs and we expect to incur significant additional merger-related costs in the remainder of 2005. If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, we may be required to pay a termination fee of $15.0 million to US Airways Group.

B-2-18

Airline Operations Update
      AWA reported the following operating statistics to the U.S. Department of Transportation (“DOT”) for aircraft operated by AWA (“mainline”) for the second quarter of 2005 and 2004:

							Percent Change
	2005			2004			2005 - 2004

	Apr	May	Jun	Apr	May	Jun	Apr	May	Jun

On-time performance(a)	85.2	85.5	80.8	76.9	80.3	73.0	10.8	6.4	10.8
Completion factor(b)	99.4	99.0	99.0	98.2	98.7	98.4	1.2	0.3	0.6
Mishandled baggage(c)	3.39	3.27	3.58	3.07	2.94	4.24	10.5	11.3	(15.6)
Customer complaints(d)	0.81	0.98	1.05	1.21	0.86	1.13	(32.9)	13.8	(6.6)

(a)	Percentage of reported flight operations arriving on time.

(b)	Percentage of scheduled flight operations completed.

(c)	Rate of mishandled baggage reports per 1,000 passengers.

(d)	Rate of customer complaints filed with the DOT per 100,000 passengers.
      AWA had record load factors each month during the 2005 second quarter, which contributed to the Company’s improved revenue performance during the period. Record load factor does, however, put pressure on operations and AWA’s operating performance. Despite these load factors, the key reliability measures, on-time performance and completion factor, were much improved versus 2004.
Summary of Holdings’ Financial Results
      Holdings recorded consolidated net income of $13.9 million in the second quarter of 2005, or $0.29 per diluted share. This compares to consolidated net income of $10.7 million, or $0.20 per diluted share, in the second quarter of 2004. The 2005 results include $8.7 million of net gains associated with the Company’s fuel hedging transactions. Of this amount, $11.4 million resulted from realized gains on settled hedge transactions which was offset in part by $2.7 million of unrealized losses resulting from the application of mark-to-market accounting for changes in the fair value of the Company’s fuel hedging instruments. The 2005 quarter also includes a $4.3 million loss on the sale and leaseback of one new Airbus A320 aircraft acquired during the period.
      The 2004 results include $9.5 million of net gains associated with the Company’s fuel hedging transactions. This amount includes $2.3 million of net realized gains on settled hedge transactions, and $7.2 million of gains resulting from mark-to-market accounting for changes in the fair value of the Company’s fuel hedging instruments.
      Holdings recorded consolidated net income of $47.5 million in the first six months of 2005, or $0.92 per diluted share. This compares to consolidated net income of $9.1 million, or $0.17 per diluted share in the first six months of 2004. The 2005 results included $69.2 million of net gains associated with the Company’s fuel hedging transactions. Of this amount, $46.3 million resulted from mark-to-market accounting for changes in the fair value of the Company’s fuel hedging instruments and $22.9 million was net realized gains on settled hedge transactions. The 2005 six-month period also includes $0.8 million of special charges related to the write-down of deferred aircraft rent payments associated with the return of one Boeing 737-200 aircraft and an $8.0 million aggregate loss on the sale and leaseback of two new Airbus A320 aircraft acquired during the period.
      The 2004 results include $9.9 million of net gains associated with the Company’s fuel hedging transactions. Of this amount $5.2 million was net realized gains on settled hedge transactions and $4.7 million was net gains resulting from mark-to-market accounting for changes in the fair value of the Company’s fuel hedging instruments. The 2004 six month period also included a $2.5 million credit to other operating revenues related to the reduction of certain obligations based upon a settlement with Mesa Airlines, a $2.0 million reduction in operating expenses resulting from the settlement of a lawsuit related to certain computer hardware and software that previously had been written off, a $1.7 million reduction in bad debt

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expense due to a recovery of a previously reserved debt and a $0.6 million reduction in special charges due to a revision of the estimated costs related to certain aircraft sale-leaseback transactions.
      The Company did not record income tax expense in the second quarter or for the first six months of 2005 as it currently expects to realize a loss for the full year 2005. Similarly, the Company did not record income tax expense in the second quarter or for the first six months of 2004 as it expected to realize a loss for the full year 2004.
     AWA’s Results of Operations
      The following discussion provides an analysis of AWA’s results of operations for the three and six months ended June 30, 2005 and material changes compared to the three and six months ended June 30, 2004.
      The table below sets forth selected mainline operating data for AWA.

	Three Months			Six Months
	Ended June 30,		Percent	Ended June 30,		Percent
			Change			Change
	2005	2004	2005 - 2004	2005	2004	2005 - 2004

Revenue passenger miles (in millions)(a)	6,386	5,915	8.0	12,057	11,222	7.4
Available seat miles (in millions)(b)	7,755	7,552	2.7	15,057	14,904	1.0
Passenger load factor (percent)(c)	82.3	78.3	4.0 pts	80.1	75.3	4.8 pts
Yield per revenue passenger mile (cents)(d)	10.25	9.62	6.5	10.20	9.86	3.4
Passenger revenue per available seat mile (cents)(e)	8.44	7.54	11.9	8.17	7.42	10.1
Total revenue per available seat mile (cents)(f)	9.07	8.06	12.5	8.79	7.95	10.6
Passenger enplanements (in thousands)(g)	5,752	5,343	7.7	10,924	10,241	6.7
Aircraft (end of period)	143	140	2.1	143	140	2.1
Average daily aircraft utilization (hours)(h)	11.1	11.0	0.9	11.1	10.9	1.8
Block hours(i)	143,365	139,202	3.0	279,862	275,880	1.4
Average stage length (miles)(j)	1,037	1,058	(2.0)	1,030	1,047	(1.6)
Average passenger journey (miles)(k)	1,681	1,692	(0.7)	1,653	1,644	0.5
Fuel consumption (gallons in millions)	114.5	113.9	0.5	221.7	222.4	(0.3)
Average fuel price (cents per gallon)	166.9	116.7	43.0	154.7	111.2	39.1
Average number of full-time equivalent employees	12,200	11,936	2.2	12,177	11,881	2.5

(a)	Revenue passenger mile (“RPM”) — A basic measure of sales volume. It is one passenger flown one mile.

(b)	Available seat mile (“ASM”) — A basic measure of production. It is one seat flown one mile.

(c)	Load factor — The percentage of available seats that are filled with revenue passengers.

(d)	Yield — A measure of airline revenue derived by dividing passenger revenue by revenue passenger miles and expressed in cents per mile.

(e)	Passenger revenue per available seat mile (“RASM”) — Total passenger revenues divided by total available seat miles.

(f)	Total revenue per available seat mile — Total operating revenues divided by total available seat miles.

(g)	Passenger enplanements — The number of passengers on board an aircraft including local, connecting and through passengers.

(h)	Average daily aircraft utilization — The average number of block hours per day for all aircraft in service.

(i)	Block hours — The hours measured from the moment an aircraft first moves under its own power, including taxi time, for the purposes of flight until the aircraft is docked at the next point of landing and its power is shut down.

(j)	Average stage length — The average of the distances flown on each segment of every route.

(k)	Average passenger journey — The average one-way trip measured in miles for one passenger origination.

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Three Months Ended June 30, 2005 and 2004
      For the second quarter of 2005, AWA realized operating income of $31.7 million as compared to $26.8 million in last year’s quarter. Operating income in the 2005 period includes an $8.7 million net gain associated with the Company’s fuel hedging transactions. Of this amount, $11.4 million resulted from realized gains on settled hedge transactions which was offset in part by $2.7 million of unrealized losses resulting from the application of mark-to-market accounting for changes in the fair value of the Company’s fuel hedging instruments. The 2004 period includes a $9.5 million net gain associated with the Company’s fuel hedging transactions. This amount includes $2.3 million of net realized gains on settled hedge transactions and $7.2 million of net gains resulting from mark-to-market accounting for changes in the fair value of the Company’s fuel hedging instruments. Income before income taxes for the second quarter of 2005 was $15.2 million as compared to $11.5 million for the comparable 2004 period.
      Total operating revenues for the second quarter of 2005 were $833.0 million. Passenger revenues were $654.9 million for the second quarter of 2005, an increase of $85.7 million from the comparable 2004 quarter. RPMs increased 8.0% as ASMs increased 2.7%, resulting in a 4.0 point increase in load factor to 82.3%. This increase in load factor was achieved with higher passenger yield, which increased 6.5% in the 2005 second quarter. As a result, RASM increased 11.9% to 8.44 cents in the second quarter 2005 from 7.54 cents in the 2004 quarter. The Company’s strong unit revenue improvement was driven by more aggressive peak day yield management in the 2005 second quarter, more balanced capacity in the markets served by AWA in the western United States and the positive impact of numerous legacy and low cost carrier fare increases in the winter and spring of 2005. Reductions in late 2004 of the Company’s transcontinental flying, which yields were negatively impacted by competitive responses, also contributed to improved period-over-period RASM and yield performance.
      Express revenues were $129.4 million for the second quarter of 2005, an increase of $44.0 million from the comparable 2004 quarter due to increased flying by Mesa Airlines under its alliance agreement with AWA.
      Cargo revenues increased 19.2% in the second quarter of 2005 to $8.1 million due to increased mail volume. Other revenues increased 24.7% to $40.6 million in the second quarter of 2005 from $32.5 million in the second quarter of 2004 due principally to an increase in ticket change and service fees.
      The table below sets forth mainline and Express operating expenses for AWA.

	Three Months Ended
	June 30,

	2005	2004

Operating expenses:
Salaries and related costs	$173,399	$161,617
Aircraft rents	80,673	75,346
Other rents and landing fees	45,727	42,011
Aircraft fuel	191,006	132,977
Realized and unrealized gains on fuel hedging instruments, net	(8,673)	(9,485)
Agency commissions	6,710	6,253
Aircraft maintenance materials and repairs	49,359	52,350
Depreciation and amortization	11,587	12,587
Other	115,469	103,779

Total mainline operating expenses	665,257	577,435
Express expenses	136,048	89,802

Total operating expenses	$801,305	$667,237

      Total operating expenses in the second quarter of 2005 were $801.3 million, an increase of $134.1 million or 20.1%, compared to the 2004 quarter. Mainline operating expenses were $665.3 million in the second quarter of 2005, an increase of $87.8 million from the second quarter of 2004, while ASMs

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increased 2.7%. Mainline CASM increased 12.2% to 8.58 cents in the second quarter of 2005 from 7.65 cents for the comparable 2004 period. The increase in CASM was driven by a 43.0% increase in the average fuel price per gallon from 116.7 cents in the 2004 second quarter to 166.9 cents per gallon in the second quarter of 2005. As a result, aircraft fuel expense for the quarter was $191.0 million, which accounted for $58.0 million of the period-over-period increase in operating expenses.
      The table below sets forth the major components of mainline CASM for AWA.

	Three
	Months
	Ended
	June 30,		Percent
			Change
	2005	2004	2005-2004

	(in cents)
Salaries and related costs	2.24	2.14	4.5
Aircraft rents	1.04	1.00	4.3
Other rents and landing fees	0.59	0.56	6.0
Aircraft fuel	2.46	1.76	39.9
Realized and unrealized gains on fuel hedging instruments, net	(0.11)	(0.12)	(11.0)
Agency commissions	0.09	0.08	4.5
Aircraft maintenance materials and repairs	0.63	0.69	(8.2)
Depreciation and amortization	0.15	0.17	(10.4)
Other	1.49	1.37	8.4

	8.58	7.65	12.2

      Significant changes in the components of mainline CASM are explained as follows:

•	Salaries and related costs per ASM increased 4.5% primarily due to an increase in benefit related expenses ($9.2 million) including defined contribution plan payments which our pilots became eligible for on January 1, 2005 ($3.4 million), self-funded disability requirements ($1.1 million) and higher medical insurance costs ($3.8 million).

•	Aircraft rent expense per ASM increased 4.3% due principally to mix as previously owned and leased Boeing 737-200 aircraft were retired or returned to aircraft lessors and replaced with leased Airbus A320 and A319 aircraft at higher monthly lease rates.

•	Aircraft fuel expense per ASM increased 39.9% primarily due to a 43.0% increase in the average price per gallon of fuel to 166.9 cents in the second quarter of 2005 from 116.7 cents in the comparable 2004 quarter.

•	Aircraft maintenance materials and repairs expense per ASM decreased 8.2% primarily due to decreases in aircraft C-Check ($3.9 million) which was offset in part by an increase in capitalized maintenance amortization ($1.3 million).

•	Depreciation and amortization expense per ASM decreased 10.4% primarily due to lower amortization expense related to computer hardware and software ($1.0 million) as a result of AWA’s cash conservation program, which reduced capital expenditures.

•	Other operating expenses per ASM increased 8.4% due primarily to a $4.3 million loss related to an aircraft sale-leaseback transaction in the second quarter of 2005 and increases in credit card fees ($2.9 million), and ground handling services ($1.5 million). The second quarter of 2004 included a $3.5 million gain resulting from the settlement of a claim in bankruptcy for amounts earned under an executory contract and a $1.0 million volume incentive earned due to certain Affinity Card sales levels meeting certain contract thresholds.
      Express expenses increased 51.5% in the second quarter of 2005 to $136.0 million from $89.8 million in the second quarter of 2004. Aircraft operating expense for the quarter was $91.7 million which accounted for

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$25.6 million of the period-over-period increase in Express operating expenses. In addition, aircraft fuel expense was $44.3 million which accounted for $20.6 million of the period-over-period increase.
      AWA had net nonoperating expenses of $16.5 million in the second quarter of 2005 compared to $15.2 million in the second quarter of 2004 as interest income and interest expense remained relatively flat. The 2004 second quarter included a $1.4 million gain on the disposition of property and equipment, due principally to the sale of one Boeing 737-200 aircraft.
Six Months Ended June 30, 2005 and 2004
      For the six months ended June 30, 2005, AWA realized operating income of $82.7 million as compared to $42.6 million in the first six months of 2004. Operating income in the 2005 period includes a $69.2 million net gain associated with the Company’s fuel hedging transactions. Of this amount $46.3 million resulted from mark-to-market accounting for changes in the fair value of the Company’s fuel hedging instruments and $22.9 million was net realized gains on settled hedge transactions. The 2004 period includes a $9.9 million net gain associated with the Company’s fuel hedging transactions. Of this amount $5.2 million was net realized gains on settled hedge transactions and $4.7 million was gains resulting from mark-to-market accounting for changes in the fair value of the Company’s fuel hedging instruments. Income before income taxes for the six months ended June 30, 2005 was $49.5 million as compared to $10.7 million for the comparable 2004 period.
      Total operating revenues for the six months ended June 30, 2005 were $1.56 billion. Passenger revenues were $1.23 billion for the six-month period, an increase of $123.8 million from the comparable 2004 period. RPMs increased 7.4% as ASMs increased 1.0%, resulting in a 4.8 point increase in load factor to 80.1%. This increase in load factor was achieved with higher passenger yield, which increased 3.4% in the 2005 period. As a result, RASM increased 10.1% to 8.17 cents in the six months ended June 30, 2005 from 7.42 cents in the 2004 period. The Company’s strong unit revenue improvement was driven by more aggressive peak day yield management in the 2005 period, more balanced capacity in the markets served by AWA (principally in the western United States) and the positive impact of numerous legacy and low cost carrier fare increases in the winter and spring of 2005. Reductions in late 2004 of the Company’s transcontinental flying, which yields were negatively impacted by competitive responses, also contributed to improved period-over-period RASM and yield performance.
      Express revenues were $232.8 million for the six months ended June 30, 2005, an increase of $74.7 million from the comparable 2004 quarter due to increased flying by Mesa Airlines under its alliance agreement with AWA.
      Cargo revenues increased 22.2% for the six months ended June 30, 2005 to $16.8 million due to increased mail volume. Other revenues increased 17.0% to $75.8 million in the 2005 period from $64.8 million in the comparable period of 2004 due principally to an increase in ticket change and service fees.

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      The table below sets forth the mainline and Express operating expenses for AWA.

	Six Months Ended June 30,

	2005	2004

Operating expenses:
Salaries and related costs	$348,252	$327,546
Aircraft rents	157,510	150,531
Other rents and landing fees	87,266	83,252
Aircraft fuel	342,869	247,189
Realized and unrealized gains on fuel hedging instruments, net	(69,156)	(9,889)
Agency commissions	12,264	13,003
Aircraft maintenance materials and repairs	97,347	102,404
Depreciation and amortization	23,447	26,378
Special charges (credits), net	811	(600)
Other	225,518	197,591

Total mainline operating expenses	1,226,128	1,137,405
Express expenses	246,874	163,104

Total operating expenses	$1,473,002	$1,300,509

      Total operating expenses for the six months ended June 30, 2005 were $1.47 billion, an increase of $172.5 million or 13.3%, compared to the 2004 six-month period. Mainline operating expenses were $1.23 billion in the six month period in 2005, an increase of $88.7 million from the same period in 2004, while ASMs increased 1.0%. Mainline CASM increased 6.7% to 8.14 cents in the first six months of 2005 from 7.63 cents for the comparable 2004 period. The increase in CASM was driven principally by a 39.2% increase in the average fuel price per gallon offset by the $69.2 million net gain associated with the fuel hedging transactions discussed above.
      The table below sets forth the major components of mainline CASM for AWA.

	Three
	Months
	Ended
	March 31,		Percent
			Change
	2005	2004	2005-2004

	(in cents)
Salaries and related costs	2.31	2.20	5.2
Aircraft rents	1.04	1.00	3.6
Other rents and landing fees	0.58	0.56	3.8
Aircraft fuel	2.28	1.67	37.3
Realized and unrealized gains on fuel hedging instruments, net	(0.46)	(0.07)	—
Agency commissions	0.08	0.09	(6.6)
Aircraft maintenance materials and repairs	0.65	0.69	(5.9)
Depreciation and amortization	0.15	0.17	(12.0)
Special charges	0.01	—	—
Other	1.50	1.32	13.0

	8.14	7.63	6.7

      Significant changes in the components of mainline CASM are explained as follows:

•	Salaries and related costs per ASM increased 5.2% primarily due to an increase in benefit related expenses ($17.0 million) including defined contribution plan payments which our pilots became eligible for on January 1, 2005 ($6.6 million), self-funded disability requirements ($3.2 million), higher medical insurance costs ($3.5 million) and workers compensation claim coverage ($1.1 million).

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•	Aircraft rent expense per ASM increased 3.6% due principally to mix as previously owned and leased Boeing 737-200 aircraft were retired or returned to aircraft lessors and replaced with leased Airbus A320 and A319 aircraft at higher monthly lease rates.

•	Aircraft fuel expense per ASM increased 37.3% primarily due to a 39.2% increase in the average price per gallon of fuel to 154.7 cents in the first six months of 2005 from 111.2 cents in the comparable 2004 quarter.

•	Aircraft maintenance materials and repairs expense per ASM decreased 5.9% primarily due to decreases in aircraft C-Check ($5.2 million), airframe maintenance ($1.4 million), and other maintenance related expenses ($1.1 million), which was offset in part by an increase in capitalized maintenance amortization ($2.9 million). The decrease in other maintenance related expenses resulted from a reduction in the rates charged for the repair of certain rotable equipment under a power-by-the-hour agreement.

•	Depreciation and amortization expense per ASM decreased 12.0% due principally to lower amortization expense related to computer hardware and software ($2.1 million) as a result of AWA’s cash conservation program, which reduced capital expenditures.

•	Other operating expenses per ASM increased 13.0% due primarily to a $8.0 million aggregate loss associated with two aircraft sale-leaseback transactions in the first six months of 2005 and increases in credit card fees ($3.9 million), ground handling services ($3.0 million), airport guard services ($2.3 million), property taxes ($1.9 million) and crew per diem ($1.8 million). The first six months of 2004 included a $2.0 million gain resulting from the settlement of a lawsuit related to certain computer hardware and software that had previously been written off and a $1.7 million reduction in bad debt expense due to a recovery of a previously reserved debt. A $3.5 million gain resulting from the settlement of a claim in bankruptcy for amounts earned under an executory contract and a $1.0 million volume incentive earned due to certain Affinity Card sales levels meeting certain contract thresholds in the 2004 period also contributed to the increase.
      Express expenses increased 51.4% in the first six months of 2005 to $246.9 million from $163.1 million in the second quarter of 2004. Aircraft operating expense for the quarter was $170.2 million which accounted for $48.2 million of the period-over-period increase in Express operating expenses. In addition, aircraft fuel expense was $76.7 million which accounted for $35.6 million of the period-over-period increase.
      AWA had net nonoperating expenses of $33.2 million in the first six months of 2005 compared to $31.9 million in the 2004 period. Interest income increased $0.9 million or 13.1% due to higher average rates of return on investments, while interest expense remained relatively flat. The 2004 period benefited from a $2.1 million gain on the disposition of property and equipment due principally to the sale of one Boeing 737-200 aircraft.

Liquidity and Capital Resources

Sources and Uses of Cash
      As of June 30, 2005, Holdings and AWA’s total cash, cash equivalents, short-term investments and restricted cash were $413.9 million and $393.1 million, respectively. Net cash provided by operating activities for Holdings and AWA was $223.5 million and $223.6 million, respectively, for the first six months of 2005. This compares to net cash provided by operating activities for Holdings and AWA of $83.6 million and $84.2 million, respectively, for the first six months of 2004. The year-over-year increase in net cash provided by operating activities of $139.9 million and $139.4 million for Holdings and AWA, respectively, was due to higher net earnings in the 2005 period and a $20.4 million year-over-year increase in air traffic liability and the associated taxes due to higher passenger demand and improved pricing during 2005. The 2004 period included a decrease in accounts payable ($42.8 million), due to the timing of vendor payments and the payment in February 2004 of $19.9 million related to the execution of a new pilot agreement, which was accrued at December 31, 2003. In addition, the 2004 period was impacted by a decrease in accrued

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compensation and vacation benefits primarily due to the payment in March 2004 of the Company’s obligation for employee performance bonuses and AWArd pay ($20.1 million), which was accrued at December 31, 2003.
      In the first six months of 2005, net cash used in investing activities was $165.3 million for Holdings and AWA. This compares to net cash used in investing activities of $78.0 million for Holdings and AWA in the first six months of 2004. Principal investing activities during the first six months of 2005 included purchases of property and equipment totaling $97.2 million, and net purchases of short-term investments totaling $49.8 million. Restricted cash increased by $19.5 million during the 2005 period due to an increase in reserves required under an agreement for processing the Company’s Visa and MasterCard credit card transactions. The 2004 period included purchases of property and equipment totaling $77.2 million, and net purchases of short-term investments and investments in debt securities totaling $3.9 million.
      In the first six months of 2005, net cash used in financing activities by Holdings and AWA was $91.3 million and $91.5 million, respectively. Principal financing activities in 2005 included a $42.9 million payment for the government guaranteed loan and redemption of $39.5 million of the Company’s remaining outstanding 10.75% Senior Secured Notes, which was included in current restricted cash at December 31, 2004. This compares to $48.0 million of debt repayments during the comparable 2004 period, including the first principal payment of $42.9 million for the government guaranteed loan.
      Capital expenditures for the first six months of 2005 were approximately $97.2 million for both Holdings and AWA as compared to capital expenditures of approximately $77.2 million for both Holdings and AWA for the first six months of 2004. Included in these amounts are capital expenditures for capitalized maintenance of approximately $75.8 million and $58.4 million for both Holdings and AWA for the first six months of 2005 and 2004, respectively.

Off-Balance Sheet Arrangements

The Pass Through Trusts
      Since AWA’s restructuring in 1994, AWA has set up 19 pass through trusts, which have issued over $1.4 billion of pass through trust certificates (also known as “Enhanced Equipment Trust Certificates” or “EETC”) covering the financing of 54 aircraft. These trusts are off-balance sheet entities, the primary purpose of which is to finance the acquisition of aircraft. Rather than finance each aircraft separately when such aircraft is purchased or delivered, these trusts allow the Company to raise the financing for several aircraft at one time and place such funds in escrow pending the purchase or delivery of the relevant aircraft. The trusts also are structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financing to AWA.
      Each trust covered a set amount of aircraft scheduled to be delivered within a specific period of time. At the time of each covered aircraft financing, the relevant trust used the funds in escrow to purchase equipment notes relating to the financed aircraft. The equipment notes were issued, at AWA’s election, either by AWA in connection with a mortgage financing of the aircraft or by a separate owner trust in connection with a leveraged lease financing of the aircraft. In the case of a leveraged lease financing, the owner trust then leased the aircraft to AWA. In both cases, the equipment notes are secured by a security interest in the aircraft. The pass through trust certificates are not direct obligations of, nor guaranteed by, Holdings or AWA. However, in the case of mortgage financings, the equipment notes issued to the trusts are direct obligations of AWA and in the case of leveraged lease financings, the leases are direct obligations of AWA. In addition, neither Holdings nor AWA guarantee or participate in any way in the residual value of the leased aircraft. All aircraft financed by these trusts are currently structured as leveraged lease financings, which are not reflected as debt on the balance sheets of either AWA or Holdings. In the second quarter of 2005, AWA made $28.4 million in lease payments in respect of the leveraged lease financings under the pass through trusts.

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Other Operating Leases
      In addition to the aircraft financed by the pass through trust certificates, AWA has noncancelable operating leases covering 83 aircraft, as well as leases for certain terminal space, ground facilities and computer and other equipment. In the second quarter of 2005, AWA made $50.0 million in lease payments related to these operating leases.

Special Facility Revenue Bonds
      In June 1999, Series 1999 special facility revenue bonds (“new bonds”) were issued by a municipality to fund the retirement of the Series 1994A bonds (“old bonds”) and the construction of a new concourse with 14 gates at Terminal 4 in Phoenix Sky Harbor International Airport in support of AWA’s strategic growth plan. The new bonds are due June 2019 with interest accruing at 6.25% per annum payable semiannually on June 1 and December 1, commencing on December 1, 1999. The new bonds are subject to optional redemption prior to the maturity date on or after June 1, 2009 in whole or in part, on any interest payment date at the following redemption prices: 101% on June 1 or December 1, 2009; 100.5% on June 1 or December 1, 2010; and 100% on June 1, 2011 and thereafter. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 97-10, “The Effect of Lessee Involvement in Asset Construction,” the Company accounts for this as an operating lease.
      In connection with these bonds, AWA entered into an Amended and Restated Airport Use Agreement, pursuant to which AWA agreed to make sufficient payments to the Industrial Development Authority (“IDA”) to cover the principal and interest of the bonds and to indemnify the IDA for any claims arising out of the issuance and sale of the bonds and the use and occupancy of the concourses financed by these bonds and the old bonds. At June 30, 2005, the outstanding principal amount of the bonds was $21.8 million. The Company estimates its remaining payments to cover the principal and interest of these bonds will be approximately $43.6 million.

Commitments
      As of June 30, 2005, we had $704.0 million of long-term debt (including current maturities). This amount consisted primarily of the $300.3 million government guaranteed loan, a secured term loan financing with General Electric Capital Corporation (“GECC”), of which $110.6 million remains outstanding, $36.0 million principal amount of senior secured discount notes, $112.3 million principal amount of 7.5% convertible senior notes (including interest through December 31, 2004 as a deemed loan added to the principal thereof) and $252.7 million issue price of 7.25% senior exchangeable notes, of which $86.8 million was received at issuance.

Government Guaranteed Loan
      In January 2002, AWA closed a $429 million loan supported by a $380 million guarantee provided by the Air Transportation Stabilization Board (“ATSB”). Certain third-party counter-guarantors have fully and unconditionally guaranteed the payment of an aggregate of $45 million of the original principal amount under the government guaranteed loan plus accrued and unpaid interest thereon. In addition, Holdings has fully and unconditionally guaranteed the payment of all principal, premium, interest and other obligations outstanding under the government guaranteed loan and has pledged the stock of AWA to secure its obligations under such guarantee. Principal amounts under this loan become due in ten installments of $42.9 million on each March 31 and September 30, which began on March 31, 2004 and end on September 30, 2008. The Company has made the first three of these payments as scheduled. Principal amounts outstanding under the government guaranteed loan bear interest at a rate per annum equal to LIBOR plus 40 basis points. We also pay guarantees fees of approximately 8% of the outstanding guaranteed principal balance in 2005 through 2008 to the U.S. Treasury Department and other loan participants.

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      Subject to certain exceptions, we are required to prepay the government guaranteed loan with:

•	the net proceeds of all issuances of debt or equity by either Holdings or AWA after January 2002;

•	proceeds from asset sales in excess of $20 million in any fiscal year; and

•	insurance proceeds in excess of $2 million to the extent such proceeds are not used to restore or replace the assets from which such proceeds are derived.
      In addition, we are required to prepay the government guaranteed loan upon a change in control and we may be required to prepay portions of the loan if our employee compensation costs exceed a certain threshold. We may, at our option, prepay the government guaranteed loan without premium or penalty, subject to reimbursement of the lenders’ breakage costs in the case of prepayment of LIBOR loans.
      The government guaranteed loan requires that AWA maintain a minimum cash balance of $100 million. In addition, the government loan contains customary affirmative covenants and the following negative covenants: restrictions on liens, investments, restricted payments, fundamental changes, asset sales and acquisitions, the creation of new subsidiaries, sale and leasebacks, transactions with affiliates, the conduct of business, mergers or consolidations, issuances and dispositions of capital stock of subsidiaries, and amendments to other indebtedness. The government guaranteed loan contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

GECC Term Loan Financing
      In September 2004, AWA entered into a term loan financing with GECC providing for loans in an aggregate amount of $110.6 million. The term loan financing consists of two secured term loan facilities: a $75.6 million term loan facility secured primarily by spare parts, rotables and appliances (the “Spare Parts Facility”); and a $35.0 million term loan facility secured primarily by aircraft engines and parts installed in such engines (the “Engine Facility”).
      The facilities are cross-collateralized on a subordinated basis and the collateral securing the facilities also secures on a subordinated basis certain of AWA’s other existing debt and lease obligations to GECC and its affiliates.
      The loans under the Spare Parts Facility are payable in full at maturity on September 10, 2010. The loans under the Engine Facility are payable in equal quarterly installments of $1.3 million beginning on March 10, 2006 through June 10, 2010 with the remaining loan amount of $11.8 million payable at maturity on September 10, 2010. The loans under each facility may be prepaid in an amount not less than $5 million at any time after the 30th monthly anniversary of the funding date under such facility. If AWA fails to maintain a certain ratio of rotables to loans under the Spare Parts Facility, it may be required to pledge additional rotables or cash as collateral, provide a letter of credit or prepay some or all of the loans under the Spare Parts Facility. In addition, the loans under the Engine Facility are subject to mandatory prepayment upon the occurrence of certain events of loss applicable to, or certain dispositions of, aircraft engines securing the facility.
      Principal amounts outstanding under the loans bear interest at a rate per annum based on three-month LIBOR plus a margin. Both facilities contain customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.

Senior Secured Discount Notes Due 2009
      In December 2004, AWA raised additional capital by financing its Phoenix maintenance facility and flight training center. Using its leasehold interests in these two facilities as collateral, AWA, through a wholly owned subsidiary named FTCHP LLC, raised $30.8 million through the issuance of senior secured discount notes. The notes were issued by FTCHP at a discount pursuant to the terms of a senior secured term loan agreement among the Company, FTCHP, Heritage Bank, SSB, as administrative agent, Citibank, N.A., as the

B-2-28

initial lender, and the other lenders from time to time party thereto. Citibank, N.A. subsequently assigned all of its interests in the notes to third party lenders.
      AWA has fully and unconditionally guaranteed the payment and performance of FTCHP’s obligations under the notes and the loan agreement. The notes require aggregate principal payments of $36.0 million with principal payments of $1.5 million due on December 27, 2005 and 2006 and the remaining principal amount due on December 27, 2009. The notes may be prepaid in full at any time (subject to customary LIBOR breakage costs) and in partial amounts of $1.5 million on December 27, 2007 and 2008. The unpaid principal amount of the notes bears interest based on LIBOR plus a margin subject to adjustment based on a loan to collateral value ratio.
      The loan agreement contains customary covenants applicable to loans of this type, including obligations relating to the preservation of the collateral and restrictions on the activities of FTCHP. In addition, the loan agreement contains events of default, including payment defaults, cross-defaults to other debt of FTCHP, if any, breach of covenants, bankruptcy and insolvency defaults and judgment defaults.
      In connection with this financing, AWA sold all of its leasehold interests in the maintenance facility and flight training center to FTCHP and entered into subleases for the facilities with FTCHP at lease rates expected to approximate the interest payments due under the notes. In addition, AWA agreed to make future capital contributions to FTCHP in amounts sufficient to cover principal payments and other amounts owing pursuant to the notes and the loan agreement.
      The proceeds from this financing, together with $10.5 million from operating cash flow, were irrevocably deposited with the trustee for AWA’s 10 3/4% senior unsecured notes due 2005 and subsequently redeemed on January 26, 2005.

7.5% Convertible Senior Notes due 2009
      In connection with the closing of the government guaranteed loan and the related transactions, Holdings issued $104.5 million of 7.5% convertible senior notes due 2009, of which approximately $112.3 million remained outstanding at June 30, 2005 (including interest paid through December 31, 2004 as a deemed loan added to the principal thereof). These notes are convertible into shares of class B common stock, at the option of the holders, at an initial conversion price of $12.00 per share or a conversion ratio of approximately 83.333 shares per $1,000 principal amount of such notes, subject to standard anti-dilution adjustments. Interest on the 7.5% convertible senior notes is payable semiannually in arrears on June 1 and December 1 of each year. At Holdings’ option, the first six interest payments were payable in the form of a deemed loan added to the principal amount of these notes. The 7.5% convertible senior notes will mature on January 18, 2009 unless earlier converted or redeemed. The payment of principal, premium and interest on the 7.5% convertible senior notes is fully and unconditionally guaranteed by AWA.
      Holdings may redeem 7.5% convertible senior notes, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount thereof), if redeemed during the twelve-month period commencing on January 18 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Redemption Price

2005	103.75%
2006	102.50%
2007	101.25%
2008 and thereafter	100.00%

7.25% Senior Exchangeable Notes due 2023
      In July and August of 2003, AWA completed a private placement of approximately $86.8 million issue price of 7.25% Senior Exchangeable Notes due 2023. The notes bear cash interest until July 30, 2008. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount daily at a rate

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of 7.25% per year until maturity. Each note was issued at a price of $343.61 and is exchangeable for class B common stock of Holdings at an exchange ratio of 32.038 shares per $1,000 principal amount at maturity of the notes (subject to adjustment in certain circumstances). This represents an equivalent conversion price of approximately $10.73 per share. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be $252,695,000. The notes are unconditionally guaranteed on a senior unsecured basis by Holdings.
      Holders may exchange their notes for the shares of class B common stock of Holdings in any fiscal quarter commencing after September 30, 2003, if, as of the last day of the preceding fiscal quarter, the closing sale price of the class B common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted exchange price per share of Class B common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be exchangeable at any time at the option of the holder through maturity. The accreted exchange price per share as of any day will equal the issue price of a note plus accrued original issue discount to that day divided by 32.038, subject to any adjustments to the exchange rate through that day.
      On or before July 30, 2018, a holder also may exchange its notes for shares of the Class B common stock at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average exchange value for the notes during that period. Exchange value is equal to the product of the closing sale price for the shares of Class B common stock on a given day multiplied by the then current exchange rate, which is the number of shares of Class B common stock for which each note is then exchangeable.
      In addition, the holders may exchange the notes if the notes have been called for redemption or if certain specified corporate transactions have occurred.
      Holders of the notes may require AWA to repurchase the notes at a price equal to the original issue price plus accrued cash interest and original issue discount, if any, on July 30, 2008, 2013 and 2018. The purchase price of such notes may be paid in cash or class B common stock of Holdings, subject to certain restrictions. In addition, each holder may require AWA to purchase all or a portion of such holder’s notes upon the occurrence of certain change of control events concerning AWA or Holdings. AWA may redeem the notes, in whole or in part, on or after July 30, 2008 at a price equal to the original issue price plus accrued cash interest and original issue discount, if any.
      In addition, completion of the proposed merger with a subsidiary of US Airways Group will constitute a “change of control” under AWA’s 7.25% senior exchangeable notes due 2023 and will require AWA to make an offer to purchase those notes within 30 days after the effective time of the merger at a purchase price of $343.61 per $1,000 principal amount at maturity. Under the terms of the notes and the related guarantee and exchange agreement, Holdings may satisfy AWA’s obligation to purchase those notes by delivery of shares of new US Airways Group common stock having a “fair market value” of not less than $343.61 per $1,000 principal amount at maturity for a total of $86.8 million plus accrued but unpaid interest. For this purpose “fair market value” means 95% of the average market price of the new US Airways Group common stock calculated over the 5 business days ending on the third business day before the purchase date.

Other Indebtedness and Obligations
      In addition to the above described indebtedness, we had $35.3 million of secured equipment notes and $47.6 million of other unsecured indebtedness, including $29.3 million of industrial revenue bonds.

B-2-30

      The following table sets forth our cash obligations as of June 30, 2005.

	2005	2006	2007	2008	2009	Beyond 2009	Total

	(in thousands)
Long-term debt:
Equipment notes — non-EETC(1)	$4,153	$8,305	$7,772	$15,082	$—	$—	$35,312
GECC term loan(2)	—	5,158	5,158	5,158	5,158	89,932	110,564
7.5% convertible senior notes due 2009(3)	—	—	—	—	112,299	—	112,299
7.25% senior exchangeable notes due 2023(4)	—	—	—	—	—	252,695	252,695
Government guaranteed loan(5)	42,900	85,800	85,800	85,800	—	—	300,300
State loan(6)	250	250	250	—	—	—	750
Industrial development bonds(7)	—	—	—	—	—	29,300	29,300
AVSA promissory notes(8)	8,750	8,750	—	—	—	—	17,500
Senior Secured Discount Notes(9)	1,530	1,529	1,529	1,530	29,870	—	35,988

	57,583	109,792	100,509	107,570	147,327	371,927	894,708
Cash aircraft rental payments(10)	149,933	331,798	307,568	259,409	230,610	1,666,132	2,945,450
Lease payments on equipment and facility operating leases(11)	10,924	20,687	18,183	17,866	16,299	55,708	139,667
Capital lease obligations	4,472	4,991	1,773	—	—	—	11,236
Special facility revenue bonds(12)	1,363	1,363	1,362	1,362	2,044	36,106	43,600
Aircraft purchase commitments(13)	173,042	468,136	48,142	—	—	—	689,320
Engine maintenance commitments(14)	6,000	6,000	3,000	1,000	—	—	16,000

Total	$403,317	$942,767	$480,537	$387,207	$396,280	$2,129,873	$4,739,981

(1)	Includes approximately $35.3 million of equipment notes with variable interest rates of 3.94% to 4.72%, averaging 4.07% at June 30, 2005, installments due 2005 through 2008.

(2)	The amount consists of the Spare Parts Facility and the Engine Facility with a variable interest rate of 7.33% at June 30, 2005. See “— GECC Term Loan Financing” above.

(3)	Includes $90.7 million principal amount of 7.5% convertible senior notes, due 2009, and $21.6 million of interest paid in kind of issuance through December 31, 2004. For financial reporting purposes, we initially recorded the convertible senior notes at their fair market value on the date of issuance. As of June 30, 2005, the accreted balance of the convertible senior notes in the accompanying consolidated balance sheet is approximately $70.6 million.

(4)	Includes $252.7 million principal amount of 7.25% senior exchangeable notes due July 2023 with cash interest payable through July 2008 at a rate of 2.49% on the principal amount at maturity. Thereafter, the notes will cease bearing cash interest and begin accruing original issue discount at a rate of 7.25% until maturity. The aggregate amount due at maturity, including accrued original issue discount from July 31, 2008, will be $252.7 million.

(5)	Government guaranteed loan includes $300.3 million with a variable interest rate of 3.49% at June 30, 2005 and ratable principal payments due 2005 through 2008. Guarantee fees of approximately 8.0% of

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the outstanding guaranteed principal balance in 2005 through 2008 are payable to the U.S. Treasury Department and other loan participants.

(6)	Includes Arizona State loan of $0.8 million due December 2007 with a variable interest rate of 7.87% at June 30, 2005.

(7)	Includes $29.3 million of 6.3% industrial development bonds due April 2023.

(8)	Includes AVSA promissory notes of $17.5 million due 2005 with variable interest rates averaging 4.47% at June 30, 2005.

(9)	Includes $36.0 million of senior secured discount notes due 2009 with a variable interest rate of 6.98% at June 30, 2005.

(10)	Includes non-cancelable operating leases for 137 aircraft with remaining terms ranging from three months to approximately 19 years. Management estimates the debt equivalent value of these operating leases approximates $1.9 billion using an interest rate of 10%.

(11)	Includes leases for terminal space, ground facilities, the flight training center and computer and other equipment under non-cancelable operating leases.

(12)	Includes Series 1999 Terminal 4 Improvements Bonds, due 2019.

(13)	Includes commitments to purchase a total of 18 Airbus aircraft and five spare engines for delivery in 2005 through 2007.

(14)	Includes minimum commitments under AWA’s rate per engine hour agreement with General Electric Engine Services for overhaul maintenance services on CFM56-3B engines through April 2008. Minimum monthly commitment amounts: for the period through and including April 2006 — $1.0 million, for the period May 2006 through and including April 2008 — $250,000.
      We expect to fund these cash obligations from funds provided by operations and future financings, if necessary. The cash available to us from these sources, however, may not be sufficient to cover these cash obligations because economic factors outside our control may reduce the amount of cash generated by operations or increase our costs. For instance, an economic downturn or general global instability caused by military actions, terrorism, disease outbreaks and natural disasters could reduce the demand for air travel, which would reduce the amount of cash generated by operations. An increase in our costs, either due to an increase in borrowing costs caused by a reduction in our credit rating or a general increase in interest rates or due to an increase in the cost of fuel, maintenance, aircraft and aircraft engines and parts, could decrease the amount of cash available to cover the cash obligations. In addition, we may be required to prepay portions of the government guaranteed loan if our employee compensation costs exceed a certain threshold and we may be required to prepay portions of the term loan to the extent the value of the collateral securing the term loan decreases. In any of these cases, our liquidity may be adversely affected and we may not have sufficient cash to prepay the government loan and meet our other obligations. Moreover, the government guaranteed loan contains a $100 million minimum cash balance requirement. As a result, we cannot use all of our available cash to fund operations, capital expenditures and cash obligations without violating this requirement.
      Although there can be no assurances, management believes that cash flow from operating activities, coupled with existing cash balances and financing commitments, will be adequate to fund the Company’s operating and capital needs as well as enable it to maintain compliance with its various debt agreements at least through December 31, 2005.

Financial Covenants and Credit Rating
      In addition to the minimum cash balance requirements, our long-term debt agreements contain various negative covenants that restrict our actions, including our ability to pay dividends, or make other restricted payments. Finally, our long-term debt agreements contain cross-default provisions, which may be triggered by defaults by us under other agreements relating to indebtedness. See “Risk Factors Relating to the Company and Industry Related Risks — Our high level of fixed obligations limits our ability to fund general corporate requirements and obtain additional financing, limits our flexibility in responding to competitive developments

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and increases our vulnerability to adverse economic and industry conditions.” As of June 30, 2005, Holdings and AWA were in compliance with the covenants in their long-term debt agreements.
      Our credit ratings, like most airlines, are relatively low, with Moody’s assessment of AWA’s senior implied rating and senior unsecured debt rating at B3 and Caa2, respectively, Standard & Poor’s assessment of AWA’s and Holdings’ corporate credit ratings at B- and AWA’s senior unsecured rating at CCC and Fitch Ratings’ assessment of AWA’s long-term and unsecured debt rating at CCC. Both S&P and Fitch placed AWA on “Watch Negative” and Moody’s revised its outlook to “Negative” following the merger announcement. Low credit ratings could cause our borrowing costs to increase, which would increase our interest expense and could affect our net income and our credit ratings could adversely affect our ability to obtain additional financing. The rating agencies base their ratings on our financial performance and operations, our cash flow and liquidity, the level of our indebtedness and industry conditions in general. If our financial performance or industry conditions do not improve, we may face future downgrades, which could further negatively impact our borrowing costs and the prices of our equity or debt securities. In addition, any downgrade of our credit ratings may indicate a decline in our business and in our ability to satisfy our obligations under our indebtedness.
Other Information

Labor Relations
      A large majority of the employees of the major airlines in the United States are represented by labor unions. The majority of AWA employees have selected union representation and have negotiated or are in the process of negotiating collective bargaining agreements with AWA. Although there are few remaining employee groups who could engage in organization efforts, we cannot predict the outcome of any future efforts to organize those remaining employees or the terms of any future labor agreements or the effect, if any, on the Company’s or AWA’s operations or financial performance. For more discussion, see “Risk Factors Relating to the Company and Industry Related Risks — Union disputes, employee strikes and other labor-related disruptions may adversely affect our operations.”

Regulatory Matters
      Certain aspects of the proposed merger of America West Holdings and US Airways Group are subject to regulatory review by the DOT. Specifically, the change in ownership resulting from the merger requires that the restructured US Airways Group and its various operating subsidiaries, including America West Airlines, undergo a continuing fitness review of their managements, operations, finances and citizenship. In addition, the DOT must approve the consolidation under common ownership of the various international route authorities, now independently held by AWA, US Airways and PSA. While we anticipate that the DOT review will be concluded favorably, any complications in the review process that hinder or delay the closing of the transaction could have a severe impact on our operations and financial results.
      AWA currently holds eight exemption slots at Ronald Reagan National Airport in Washington, DC (DCA) awarded to it by the DOT. These exemption slots were awarded to AWA specifically to operate three daily roundtrips between DCA and Phoenix and one daily round trip between DCA and Las Vegas. The federal law creating these exemption slots prohibits the sale or transfer of these exemptions. AWA believes that the proposed merger does not constitute a prohibited transfer of these exemptions. Should the DOT conclude that the proposed merger, if consummated, would constitute a transfer, it may withdraw some or all of these exemptions from AWA, forcing the Company to reduce or terminate this service to our hubs.

Related Party Transactions
      Texas Pacific Group agreed to reimburse the Company approximately $2.5 million for expenses incurred by the Company on its behalf. As a result, the Company recorded this as a receivable as of December 31, 2004. Subsequent to December 31, 2004, the Company received $2.5 million in such reimbursement.

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Application of Critical Accounting Policies
      The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires that we make certain estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the date of our financial statements. We believe our estimates and assumptions are reasonable; however, actual results could differ from those estimates. We have identified the following critical accounting policies that require the use of significant judgments and estimates relating to matters that are inherently uncertain and may result in materially different results under different assumptions and conditions.

•	Passenger Revenue — Passenger revenue is recognized when transportation is provided. Ticket sales for transportation that has not yet been provided are recorded as air traffic liability. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized in revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based on the statistical analysis of our historical data. Any adjustments resulting from periodic evaluations of the estimated air traffic liability are included in results of operations during the period in which the evaluations are completed.

•	Accounting For Long-Lived Assets — Owned property and equipment are recorded at cost and depreciated to residual values over the estimated useful lives using the straight-line method. Leasehold improvements relating to flight equipment and other property on operating leases are amortized over the life of the lease, or the life of the asset, whichever is shorter. Interest on advance payments for aircraft acquisitions and on expenditures for aircraft improvements is capitalized and added to the cost of the asset. The estimated useful lives of our owned aircraft, jet engines, flight equipment and rotable parts range from five to 25 years. The estimated useful lives of our technical support facility and flight training center in Phoenix, Arizona are 22 years and 30 years, respectively. The estimated useful lives of our ground property and equipment range from three to 12 years. We test for impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment loss is recognized if the carrying amount of the asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset.

•	Frequent Flyer Accounting — We maintain a frequent travel award program known as “FlightFund” that provides a variety of awards to program members based on accumulated mileage. The estimated cost of providing the free travel is recognized as a liability and charged to operations as program members accumulate mileage. Travel awards are valued at the incremental cost of carrying one passenger, based on expected redemptions. Incremental costs are based on expectations of expenses to be incurred on a per passenger basis and include fuel, liability insurance, food, beverages, supplies and ticketing costs. We also sell mileage credits to companies participating in our FlightFund program, such as hotels, car rental agencies and credit card companies. Transportation-related revenue from the sale of mileage credits is deferred and recognized when transportation is provided. A change to the estimated cost per mile, minimum award level, percentage of revenue to be deferred or deferred recognition period could have a significant impact on our revenues or mileage liability accrual in the year of the change as well as future years.

•	Long-Term Maintenance Reserve — We record an accrual for the estimated cost of scheduled airframe and engine overhauls required to be performed on leased aircraft upon their return to the lessors. These estimates are based on historical costs and our assumptions regarding the

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renewal of aircraft leases. A significant change to AWA’s fleet plan could have a material impact on our reserve requirements.

•	Deferred Tax Asset Valuation Allowance — The Company initially recorded a full valuation allowance relating to its net deferred tax assets at December 31, 2001 and to tax benefits generated in 2002. In recording that valuation allowance, we considered whether it was more likely than not that all or a portion of the deferred tax assets will not be realized, in accordance with SFAS No. 109, “Accounting for Income Taxes.” The Company was in a cumulative loss position three out of four years between December 31, 2001 through December 31, 2004, which weighed heavily in the overall determination that a valuation allowance was needed. As of June 30, 2005, the Company had recorded a valuation allowance of $109.3 million against its net deferred tax assets. The Company expects to continue to record a full valuation allowance on any future tax benefits until we have achieved several quarters of consecutive profitable results coupled with an expectation of continued profitability.

Recently Issued Accounting Pronouncements
      In November 2004, the FASB issued Revised Statement No. 123, “Accounting for Share-Based Payment” (“SFAS No. 123R”). This statement requires the Company to recognize the grant-date fair value of stock options in its Statement of Operations. In addition, the Company will be required to calculate this compensation using the fair-value based method, versus the intrinsic value method previously allowed under SFAS No. 123. As issued, this revision was effective for interim periods beginning after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission amended the compliance date for SFAS No. 123R to the beginning of the next fiscal year that begins after June 15, 2005. Accordingly, the Company will adopt this revised SFAS effective January 1, 2006. The Company is currently evaluating how it will adopt SFAS No. 123R and has not determined the method it will use to value granted stock options. The adoption of SFAS No. 123R is expected to have a material effect on the Company’s results of operations.

Change in Accounting Policy
      America West records the cost of major scheduled airframe, engine and certain component overhauls as capitalized assets that are subsequently amortized over the periods benefited (deferral method). US Airways Group charges maintenance and repair costs for owned and leased flight equipment to operating expense as incurred. Upon the earlier of the completion of the merger (See Note 8, “Proposed Merger of America West Holdings and US Airways Group” in Notes to Condensed Consolidated Financial Statements) or December 31, 2005, America West Holdings will change its accounting policy from the deferral method to the expense as incurred method. While the deferral method is permitted under accounting principles generally accepted in the United States of America, America West Holdings believes that the expense as incurred method is preferable and the predominant method used in the airline industry. The effect of this change in accounting for aircraft maintenance and repairs will be treated as a cumulative effect of a change in accounting principle.
Forward-Looking Information
      Certain of the statements contained in this quarterly report on Form 10-Q should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding our outlook, expected fuel costs, the revenue environment, and our expected 2005 financial performance. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties that could cause our actual results and financial position to differ materially from these statements. These risks and uncertainties include,

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but are not limited to, those described below under the heading “Risk Factors Relating to America West and Industry Related Risks” and the following:

•	the ability of Holdings to consummate the proposed merger with a subsidiary of US Airways Group, Inc.

•	the impact of global instability caused by military actions, terrorism, disease outbreaks and natural disasters;

•	limitations on our flexibility in responding to industry conditions due to high fixed costs and restrictions imposed by our debt instruments;

•	changes in federal and state laws and regulations;

•	changes in prevailing interest rates;

•	the ability to attract and retain qualified personnel;

•	the ability of AWA to attract and retain customers;

•	the cyclical nature of the airline industry;

•	competitive practices in the airline industry, including significant fare restructuring by major airlines;

•	the impact of historically high fuel prices;

•	economic conditions;

•	reliance on automated systems and the impact of any failure of these systems;

•	labor costs;

•	security-related and insurance costs;

•	weather conditions;

•	government legislation and regulation; and

•	relations with unionized employees generally and the impact and outcome of labor negotiations.
      There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these estimates other than as required by law.

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Risk Factors Relating to America West and Industry Related Risks
      We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor or combination of factors may impact our business.

Our business is dependent on the price and availability of aircraft fuel. Continued periods of historically high fuel costs, significant disruptions in the supply of aircraft fuel or significant further increases in fuel costs could have a significant negative impact on our operating results.
      Our operating results are significantly impacted by changes in the availability or price of aircraft fuel. Fuel prices increased substantially in 2004 compared with 2003 and have continued to increase in 2005. Since jet fuel is the principal raw material consumed by our business, accounting for 23.3% of our total operating expenses in the first six months of 2005 and 19% of our total operating expenses in 2004, price escalations or reductions in the supply of jet fuel will increase our operating expenses and cause our operating results and net income to decline. For example, based on our current level of fuel consumption which includes our Mesa alliance, we estimate that a one-cent per gallon increase in jet fuel prices will cause our annual operating expense to increase by $5.5 million. Due to the competitive nature of the airline industry, we generally have not been able to increase our fares when fuel prices have risen in the past and we may not be able to do so in the future. Although we are currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel.
      We have implemented a fuel-hedging program to manage the risk and effect of fluctuating jet fuel prices on our business. Our hedging program is intended to offset increases in jet fuel costs by using fuel hedging instruments keyed to the future price of heating oil, which is highly correlated to the price of jet fuel delivered on the East Coast of the United States. Our hedging program does not fully protect us against increasing jet fuel costs because our hedging program does not cover all of our projected jet fuel volumes for 2005. Hedging transactions are in place with respect to approximately 53% and 12% of remaining projected 2005 and 2006 jet fuel requirements, respectively. Furthermore, our ability to effectively hedge jet fuel prices is limited because we purchase a substantially larger portion of our jet fuel requirements on the West Coast of the United States compared to our large competitors and West Coast fuel prices are less correlated to heating oil prices and other viable fuel hedging instruments than East Coast fuel prices and, therefore, more difficult to hedge. The effectiveness of our fuel hedging program also may be negatively impacted by continued instability in oil producing regions such as the Middle East, Nigeria, Russia and Venezuela.

Failure to complete the proposed merger with a subsidiary of US Airways Group could negatively impact the stock price and our future business and financial results.
      Completion of the proposed merger is subject to the satisfaction or waiver of various conditions, including the receipt of approvals from our stockholders, receipt of various regulatory approvals and authorizations, including approval of US Airways Group’s plan of reorganization, and the absence of any order, injunction or decree preventing the completion of the proposed merger. There is no assurance that all of the various conditions will be satisfied or waived. If the proposed merger is not completed for any reason, we may be subject to several risks, including the following:

•	having incurred certain costs relating to the proposed merger that are payable whether or not the merger is completed, including legal, accounting, financial advisor and printing fees; and

•	having had the focus of management directed toward the proposed merger and integration planning instead of our business and other opportunities that could have been beneficial to us.
      In addition, we would not realize any of the expected benefits of having completed the proposed merger. If the proposed merger is not completed, we cannot assure you that these risks will not materialize or materially adversely affect its business, financial results, financial condition and stock price.

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The combined company created by our merger into a subsidiary of US Airways Group may not perform as well financially as we expect following the merger.
      In deciding to enter into the merger agreement, Holdings and US Airways Group considered the benefits of operating as a combined company, including, among others: an enhanced ability to compete in the airline industry and the fact that the proprietary brands of the combined company would permit the combined entity to further differentiate itself from other airline companies. The success of the merger will depend, in part, on our ability to realize the anticipated revenue opportunities and cost savings from combining the businesses of Holdings and US Airways Group. We cannot assure you, however, that any expected operating cost and revenue synergies will be realized. To realize the anticipated benefits from the merger, we must successfully combine the businesses of Holdings and US Airways Group in a manner that permits those costs savings and other synergies to be realized in a timely fashion. In addition, we must achieve these savings without adversely affecting revenues or suffering a business interruption. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. We cannot assure you that the merger, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition consistent with our expectations or superior to what Holdings and US Airways Group could have achieved independently.

The integration of Holdings and US Airways Group following the merger will present significant challenges.
      Holdings and US Airways Group have operated and, until the completion of the merger, will continue to operate, independently. Holdings and US Airways Group will face significant challenges in consolidating functions, integrating their organizations, procedures and operations in a timely and efficient manner and retaining key Holdings and US Airways Group personnel. The integration of Holdings and US Airways Group will be costly, complex and time consuming, and the managements of Holdings and US Airways Group will have to devote substantial effort to such integration that could otherwise be spent on operational matters or other strategic opportunities.

We have sustained, and may continue to sustain significant operating losses.
      For the year ended December 31, 2004, we incurred an operating loss of $43.8 million. In addition, we incurred operating losses for the years ended December 31, 2001 and 2002 resulting primarily from the decrease in revenue and passenger demand and the increase in operating costs after the terrorist attacks of September 11, 2001. Our operating losses resulted primarily from a substantial increase in the cost of jet fuel and excess domestic industry capacity resulting in lower revenue per available seat mile. In addition, we expect the threat of further terrorist attacks and continued instability in oil producing regions to continue to negatively impact our revenues and costs in the near-term. We may not be able to effectively counteract increasing costs through our cost reduction initiatives, customer service initiatives and revised pricing structures. Moreover, our liquidity and borrowing options are limited and we may not be able to survive a prolonged economic downturn, decreases in demand for air travel or further increases in jet fuel costs. The inability to sustain profitability may impair our ability to satisfy our obligations as they become due, obtain future equity or debt financing, respond to competitive developments and otherwise sustain or expand our business.

Union disputes, employee strikes and other labor-related disruptions may adversely affect our operations.

      Approximately 81% of our employees are represented for collective bargaining purposes by labor unions. These employees are organized into seven labor groups represented by four different unions at AWA. Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board. This process continues until either the parties have

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reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the National Mediation Board. Although in most circumstances the RLA prohibits strikes, after release by the National Mediation Board carriers and unions are free to engage in self-help measures such as strikes and lock-outs. Of our labor agreements, three are currently amendable, a fourth becomes amendable soon and negotiations are proceeding with a fifth group for an initial collective bargaining agreement. See “Other Information — Labor Relations.”
      We cannot predict the outcome of current negotiations or any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase operating expenses and lower operating results and net income. This is particularly significant because our current employee costs contribute substantially to the low cost structure that we believe is one of our competitive strengths and because we are required to repay a portion of the government guaranteed loan if our labor costs exceed a certain threshold. In addition, negotiations with unions could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.
      A substantial portion of our indebtedness bears interest at fluctuating interest rates. These are primarily based on the London interbank offered rate for deposits of U.S. dollars, or LIBOR. LIBOR tends to fluctuate based on general economic conditions, general interest rates, federal reserve rates and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR and other variable interest rates. To the extent these interest rates increase, our interest expense will increase, in which event, we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

We rely heavily on automated systems to operate our business and any failure of these systems could harm our business.
      We depend on automated systems to operate our business, including our computerized airline reservation systems, our flight operations systems, our telecommunication systems and our websites. In 2004, approximately 96% of our tickets were issued electronically. Our website and reservation systems must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations systems or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline.

If we incur problems with any of our third party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.
      Our reliance upon others to provide essential services on behalf of our operations may result in the relative inability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including aircraft maintenance, ground facilities and baggage handling. It is likely that similar agreements will be entered into in any new markets we decide to serve. All of these agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of contract services could have a material adverse effect on our business, financial condition and results of operations.

The travel industry, materially adversely affected by the September 11, 2001 terrorist attacks, continues to face on-going security concerns and cost burdens associated with security.
      The attacks of September 11, 2001 materially impacted and continue to impact air travel. In November 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalized substantially all aspects of civil aviation security, creating a new Transportation Security Administration, or TSA. Under the Aviation Security Act, substantially all security screeners at airports are now federal employees and significant other elements of airline and airport security are now

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overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. Among other matters, the law mandates improved flight deck security, deployment of federal air marshals onboard flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provision of passenger data to U.S. Customs and enhanced background checks. These increased security procedures introduced at airports since the attacks have increased costs to airlines. We would also be materially impacted in the event of further terrorist attacks or perceived terrorist threats.

Increases in insurance costs or reductions in insurance coverage may adversely impact our operations and financial results.
      The terrorist attacks of September 11, 2001 led to a significant increase in insurance premiums and a decrease in the insurance coverage available to commercial airline carriers. Accordingly, our insurance costs increased significantly and our ability to continue to obtain insurance even at current prices remains uncertain. In addition, we have obtained third party war risk (terrorism) insurance through a special program administered by the FAA resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. If the federal insurance program terminates, we would likely face a material increase in the cost of war risk insurance. Because of competitive pressures in our industry, our ability to pass additional insurance costs to passengers is limited. As a result, further increases in insurance costs or reductions in available insurance coverage could harm our earnings.

Changes in government regulation could increase our operating costs and limit our ability to conduct our business.
      Airlines are subject to extensive regulatory requirements. In the last several years, Congress has passed laws and the U.S. Federal Aviation Administration has issued a number of maintenance directives and other regulations. These requirements impose substantial costs on airlines. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the U.S. and foreign governments may be amended from time to time, or because appropriate slots or facilities may not be available. We cannot assure you that laws or regulations enacted in the future will not adversely affect our operating costs.

The airline industry is intensely competitive.
      Our competitors include other major domestic airlines as well as foreign, regional and new entrant airlines, some of which have more financial resources or lower cost structures than ours, and other forms of transportation, including rail and private automobiles. In most of our markets we compete with at least one low-cost air carrier. Our revenues are sensitive to numerous factors, and the actions of other carriers in the areas of pricing, scheduling and promotions can have a substantial adverse impact on overall industry revenues. These factors may become even more significant in periods when the industry experiences large losses, as airlines under financial stress, or in bankruptcy, may institute pricing structures intended to achieve near-term survival rather than long-term viability.

Recent airline restructurings and bankruptcies could alter the competitive environment of the airline industry to our detriment.
      The terrorist attacks of September 11, 2001, the continued military presence in Iraq and Afghanistan, increased competition from low cost carriers and soft economic conditions have led to the airline industry’s significant losses since 2001. Largely as a result of these losses, ATA Airlines, U.S. Airways, Aloha Airlines, Hawaiian Airlines and United Airlines filed for bankruptcy protection. Because bankruptcy protection may allow for greater flexibility in reducing costs by voiding contracts and renegotiating existing business obligations, current and future airline bankruptcies could have a substantial impact on industry competition. Continued weakness in the airline industry also may result in additional industry consolidation, greater

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reliance on industry alliances and increased price competition among the existing airlines, each of which could dramatically alter competitive environments in the markets we serve.

Our high level of fixed obligations limits our ability to fund general corporate requirements and obtain additional financing, limits our flexibility in responding to competitive developments and increases our vulnerability to adverse economic and industry conditions.
      We have a significant amount of fixed obligations, including debt, aircraft leases and financings, aircraft purchase commitments, leases of airport and other facilities and other cash obligations. As of June 30, 2005, we had approximately $704.0 million of outstanding debt, of which $181.9 million was secured. In addition, we had $11.2 million of payments to satisfy capital lease obligations and $3.1 billion of operating lease obligations through lease expiration dates incurred primarily in connection with off-balance sheet aircraft financings. See “Liquidity and Capital Resources — Off Balance Sheet Arrangements.” We also have guaranteed costs associated with our regional alliance with Mesa and commitments to purchase aircraft from Airbus. As a result of the substantial fixed costs associated with these obligations:

•	A decrease in revenues results in a disproportionately greater percentage decrease in earnings.

•	We may not have sufficient liquidity to fund all of these fixed costs if our revenues decline or costs increase.

•	We may have to use our working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures.

•	We may not have sufficient liquidity to respond to competitive developments and adverse economic conditions.
      Our obligations also impair our ability to obtain additional financing, if needed, and our flexibility in the conduct of our business. Our existing indebtedness is secured by substantially all of our assets, leaving us with limited collateral for additional financing. Moreover, the terms of the government guaranteed loan restrict our ability to incur additional indebtedness or issue equity unless we use the proceeds of those transactions to repay the loan, require prepayment if our employee compensation costs exceed a certain threshold, require us to maintain a minimum cash balance of $100 million, and restrict our ability to take certain other actions, including mergers and acquisitions, investments and asset sales.
      Our ability to pay the fixed costs associated with our contractual obligations depends on our operating performance and cash flow, which in turn depend on general economic and political conditions. A failure to pay our fixed costs or breach of the contractual obligations could result in a variety of adverse consequences, including the acceleration of our indebtedness, the withholding of credit card proceeds by the credit card servicers and the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to fulfill our obligations under or repay the accelerated indebtedness, make required lease payments or otherwise cover our fixed costs.

Interruptions or disruptions in service at one our hub airports could have a material adverse impact on our operations.
      We operate primarily through our hubs in Phoenix and Las Vegas. A majority of our flights either originate or fly into one of these hubs. A significant interruption or disruption in service at one of our hubs could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, operations and financial performance.

We are at risk of losses and adverse publicity stemming from any accident involving any of our aircraft.
      If one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability. The insurance we carry to cover damages arising from any future accidents may be inadequate. In the event that our insurance is inadequate, we may be forced to bear substantial losses from an accident. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft

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are not safe or reliable, which could harm our reputation, result in air travelers being reluctant to fly on our aircraft and adversely impact our financial condition and operations.

Our business is subject to weather factors and seasonal variations in airline travel, which cause our results to fluctuate.
      Our operations are vulnerable to severe weather conditions in parts of our network that could disrupt service, create air traffic control problems, decrease revenue, and increase costs. In addition, the air travel business historically fluctuates on a seasonal basis. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year.

Employee benefit plans represent significant continuing costs to us.
      We sponsor employee benefit plans and arrangements that provide retirement, medical, disability, and other benefits to our employees and participating retirees. Many of the benefits provided under these plans are mandated under various collective bargaining agreements, while others are provided on a voluntary basis as a means to recruit and retain valuable employees. The benefit obligations associated with our employee benefit plans represent a substantial continuing cost to us. In addition, many of these employee benefit plans are subject to federal laws such as the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code, and must be maintained accordingly. Continued compliance with these rules is necessary, as even unintentional failures to comply can result in significant fines and penalties. Employee benefit plans in general also are increasingly the subject of protracted litigation, especially following significant plan design changes.

We depend on the expertise of our management team. If key individuals leave unexpectedly, our business and operations could suffer.
      Many of our executive officers are key to the management of our business and operations. Our future success depends on our ability to retain these officers and other capable managers. Our ability to retain key executive officers may be adversely impacted by the proposed merger with US Airways Group. Although we believe we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. In addition, we may not be able to retain and recruit talented personnel without incurring substantial costs. Moreover, we must repay a portion of the government guaranteed loan if our labor costs exceed a certain threshold. As a result, our ability to spend additional amounts to retain and recruit talented personnel is limited.

The stockholders who effectively control the voting power of Holdings could take actions that would favor their own personal interests to the detriment of our interests.
      Currently, two stockholders collectively control more than 50% of the total voting power of Holdings. These stockholders, TPG Partners, L.P. and TPG Parallel I, L.P, or collectively, the TPG Stockholders, are controlled by the same company, TPG Advisors, Inc. Since TPG Advisors, Inc. is an investment firm, its strategic objectives may be different than both the short-term or long-term objectives of our board of directors and management. We cannot guarantee that the TPG Stockholders will not try to influence Holdings’ business in a way that would favor their own personal interests to the detriment of our interests and those of our other stockholders.

Shares of our Class B common stock issuable upon exercise or conversion of outstanding securities could adversely affect our stock price and dilute the ownership interests of existing stockholders.
      Sales and potential sales of substantial amounts of our Class B common stock or securities exercisable for or into our Class B common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class B common stock. A substantial number of additional

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shares of our Class B common stock are issuable upon the conversion or exercise of outstanding securities. As of July 21, 2005, the outstanding shares of our Class B common stock were subject to dilution by:

•	19,692,000 shares of Class B common stock that are issuable upon the exercise, at a price of $3.00 per share, of certain warrants issued in connection with the government guaranteed loan, including 18,754,000 shares of Class B common stock issuable upon exercise of a warrant issued to the Air Transportation Stabilization Board, or ATSB;

•	10,287,644 shares of our Class B common stock that are issuable upon the exercise of outstanding options;

•	859,117 shares of Class B common stock are issuable upon conversion of the outstanding shares of Holdings’ Class A common stock held by the TPG Stockholders (but subject to certain contractual restrictions on transfer);

•	up to 8,095,842 shares of Holdings’ Class B common stock are issuable upon the exchange of AWA’s 7.25% senior exchangeable notes due 2023 (which exchange may not occur until the trading price of Holdings’ Class B common stock reaches certain thresholds, or other triggering events occur); and

•	up to approximately 9,400,000 shares of Holdings’ Class B common stock are issuable upon conversion of Holdings’ 7.5% convertible senior notes due 2009.
      Holdings has registered either the issuance or resale of all of these shares, meaning that upon exercise, exchange or conversion, as applicable, such shares could be sold in the public market at any time. The conversion or exercise of some or all of these notes, warrants and options will dilute the ownership interests of existing stockholders and any sales in the public market of our Class B common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of our Class B common stock. The existence of the notes, warrants and options may also encourage short selling by market participants because conversion or exercise of the notes or warrants could depress the price of our Class B common stock.
      In addition, completion of the merger with a subsidiary of US Airways Group may result in the issuance of additional shares of new US Airways Group common stock in satisfaction of certain put rights granted to the holders of the 7.25% senior exchangeable notes upon the occurrence of a “change of control.” See “Liquidity and Capital Resources — Commitments — 7.25% Senior Exchangeable Notes due 2023.”

Provisions in our charter documents might deter acquisition bids for us.
      Holdings’ Certificate of Incorporation and Bylaws contain provisions that, among other things:

•	authorize Holdings’ board of directors to issue preferred stock ranking senior to our Class B common stock without any action on the part of the stockholders;

•	establish advance notice procedures for stockholder proposals, including nominations of directors, to be considered at stockholders’ meetings;

•	authorize Holdings’ board of directors to fill vacancies on the board resulting from an increase in the authorized number of directors or any other cause; and

•	restrict the ability of stockholders to call special meetings of stockholders.
      These provisions might make it more difficult for a third party to acquire us, even if doing so would benefit the stockholders.

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Our stock price may continue to be volatile and could decline substantially.
      The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for the Class B common stock to decline including, among others, the following:

•	the failure to complete the proposed merger with a subsidiary of US Airways Group;

•	our operating results failing to meet the expectations of securities analysts or investors in any quarter;

•	downward revisions in securities analysts’ estimates;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our Class B common stock;

•	governmental regulatory action; and

•	adverse changes in general market conditions or economic trends.
Item 3. Quantitative and Qualitative Disclosures about Market Risk.
Market Risk Sensitive Instruments

(a)	Commodity Price Risk
      As of June 30, 2005, the Company had entered into costless collar transactions, which establish an upper and lower limit on heating oil futures prices. These transactions are in place with respect to approximately 53% and 12% of remaining projected 2005 and 2006 fuel requirements, respectively, including 55% related to the third quarter of 2005 and 50% related to the fourth quarter of 2005. See “Risk Factors Relating to America West and Industry Related Risks — Fluctuations in fuel costs could adversely affect our operating expenses and results.”
      The use of such hedging transactions in the Company’s fuel hedging program could result in the Company not fully benefiting from certain declines in heating oil futures prices or certain declines in the differential between jet fuel and heating oil futures prices. At June 30, 2005, the Company estimates that a 10% increase in heating oil futures prices would increase the fair value of the costless collar transactions by approximately $29.5 million. The Company estimates that a 10% decrease in heating oil futures prices would decrease the fair value of the costless collar transactions by approximately $25.6 million.
      As of July 21, 2005, approximately 53% and 12% of AWA’s remaining 2005 and 2006 projected fuel requirements, respectively, are hedged.

(b)	Interest Rate Risk
      The Company’s exposure to interest rate risk relates primarily to its variable rate long-term debt obligations. At June 30, 2005, the Company’s variable-rate long-term debt obligations of approximately $500.4 million represented approximately 71% of its total long-term debt. If interest rates increased 10% in 2005, the impact on the Company’s results of operations would not be material.

Item 4.	Controls and Procedures.

(a)	Evaluation of disclosure controls and procedures.
      An evaluation was performed under the supervision and with the participation of Holdings’ and AWA’s management, including the Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the rules promulgated under the Exchange Act) as of June 30, 2005. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2005.

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(b)	Changes in internal control over financial reporting.
      There has been no change to the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(c)	Limitation on the effectiveness of controls.
      We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and, following the changes in our internal controls implemented prior to the filing of this report, the CEO and CFO believe that our disclosure controls and procedures were effective at the “reasonable assurance” level as of June 30, 2005.

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PART II — OTHER INFORMATION

Item 2.	Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities
      The following table sets forth all purchases made by us or any “affiliated purchaser” as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934, as amended, of our Class B common stock during each month within the second quarter of 2005. No purchases were made pursuant to a publicly announced repurchase plan or program.

				(d)
				Maximum Number
			(c)	(or Approximate
			Total Number of	Dollar Value) of
	(a)		Shares Purchased as	Shares that May Yet
	Total Number	(b)	Part of Publicly	be Purchased Under
	of Shares	Average Price	Announced Plans or	the Plans or
Period	Purchased(1)	Paid per Share	Programs	Programs

April 1, 2005 - April 30, 2005	64,200	4.54	—	—
May 1, 2005 - May 31, 2005	112,500	4.68	—	—
June 1, 2005 - June 30, 2005	33,700	6.11	—	—

(1)	Amounts consist of shares of our Class B common stock purchased on the open market by the America West Holdings Corporation Future Care 401(k) Plan.

Item 4.	Submission of Matters to a Vote of Security Holders.
      At our annual meeting of stockholders held on May 17, 2005 (the “Annual Meeting”), the stockholders approved the election of the following directors to hold office until the Company’s annual meeting in 2006 and until their successors are elected and qualified, or until their earlier death or resignations.

	Number of Shares

	For	Withheld

Matthew J. Hart	30,733,838	329,390
Robert J. Miller	30,677,130	386,098
W. Douglas Parker	30,794,012	269,216
John F. Tierney	30,711,960	351,268
      The following directors’ term of office as a director continued after the Annual Meeting: Herbert M. Baum, John L. Goolsby, Walter T. Klenz, Richard C. Kraemer, Denise M. O’Leary, Richard P. Schifter and J. Steven Whisler.

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Item 6.	Exhibits

Exhibit
number		Description and Method of Filing
2.1		Agreement and Plan of Merger, dated May 19, 2005, among US Airways Group, Inc., Holdings and Barbell Acquisition Corp. — Incorporated by reference to Exhibit 2.1 to Holdings’ Form 8-K filed on May 25, 2005 (File no. 001-12649).
10	.1+	Summary of Officer Benefits.
10	.2*	Master Memorandum of Understanding, dated as of June 13, 2005, among US Airways, Inc., US Airways Group, Inc., Holdings, AWA, General Electric Capital Corporation acting through its agent, GE Commercial Aviation Services LLC, and General Electric Company/ GE Transport Component.
10.3		Advisory Agreement, dated May 19, 2005, between America West Holdings Corporation and TPG Advisory, Inc. — Incorporated by reference to Exhibit 10.1 to Holdings’ Form 8-K filed on May 25, 2005 (File no. 001-12649).
10.4		Investment Agreement, dated May 19, 2005, among Eastshore Aviation, LLC, Holdings and U.S. Airways Group, Inc. — Incorporated by reference to Exhibit 2.1 to Holdings’ Form 8-K filed on May 25, 2005 (File no. 001-12649).
10.5		Investment Agreement, dated May 19, 2005, among Par Investment Partners, L.P., Holdings and U.S. Airways Group, Inc. — Incorporated by reference to Exhibit 10.1 to Holdings’ Form 8-K filed on May 25, 2005 (File no. 001-12649).
10.6		Investment Agreement, dated May 19, 2005, among Peninsula Investment Partners, L.P., Holdings and U.S. Airways Group, Inc. — Incorporated by reference to Exhibit 10.1 to Holdings’ Form 8-K filed on May 25, 2005 (File no. 001-12649).
10.7		Investment Agreement, dated May 19, 2005, among ACE Aviation Holdings, Holdings and U.S. Airways Group, Inc. — Incorporated by reference to Exhibit 10.1 to Holdings’ Form 8-K filed on May 25, 2005 (File no. 001-12649).
10.8		Investment Agreement, dated May 27, 2005, among Wellington Management Company, LLP, Holdings and U.S. Airways Group, Inc. — Incorporated by reference to Exhibit 10.1 to Holdings’ Form 8-K filed on June 2, 2005 (File no. 001-12649).
99.1		Voting Agreement, dated May 19, 2005, among TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P. and U.S. Airways Group, Inc. — Incorporated by reference to Exhibit 2.1 to Holdings’ Form 8-K filed on May 25, 2005 (File no. 001-12649).
31.1		Certification of Holdings’ Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2		Certification of Holdings’ Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.3		Certification of AWA’s Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.4		Certification of AWA’s Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1		Certification of Holdings’ Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification of AWA’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(+)	Represents a management contract or compensatory plan or arrangement.

(*)	The Company has sought confidential treatment for portions of the referenced exhibit.

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AMERICA WEST HOLDINGS CORPORATION
June 30, 2005
SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICA WEST HOLDINGS CORPORATION

By	/s/ Derek J. Kerr

Derek J. Kerr
Senior Vice President and Chief Financial Officer
DATED: July 21, 2005

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AMERICA WEST AIRLINES, INC.
June 30, 2005
SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICA WEST AIRLINES, INC.

By	/s/ Derek J. Kerr

Derek J. Kerr
Senior Vice President and Chief Financial Officer
DATED: July 21, 2005

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8,500,000 Shares
US AIRWAYS GROUP, INC.
Common Stock

Prospectus

Merrill Lynch & Co.
Sole Book-Running Manager
Citigroup
                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses Of Issuance And Distribution.
      The following table shows the costs and expenses, other than underwriting fees, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, the registrant will pay all of these amounts. All amounts are estimated.

Securities and Exchange Commission Registration Fee	$20,303
National Association of Securities Dealers, Inc. Filing Fee	15,500
New York Stock Exchange Listing Fees	62,500
Printing Expenses	1,100,000
Legal Fees and Expenses	1,825,000
Accounting Fees and Expenses	401,500
Transfer Agent and Registrar Agent Fees	1,000
Miscellaneous	74,197

Total	$3,500,000

Item 14. Indemnification Of Directors And Officers.
      Under Section 145 of the Delaware General Corporation Law (the “DGCL”), a corporation may indemnify any person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) who is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
      The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation under its bylaws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.
      The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.
      US Airways Group’s certificate of incorporation provides that US Airways Group shall indemnify its officers and directors to the full extent authorized or permitted by applicable law. US Airways Group’s certificate of incorporation and bylaws provide that US Airways Group shall also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of US Airways Group), by reason of the fact that such person is or was a director or officer of US Airways Group, or is or was a director or officer of US Airways Group serving at the request of US Airways Group as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of US Airways Group, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.
      US Airways Group also maintains insurance for officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of this insurance is to indemnify any officer or director of US Airways Group against expenses, including without limitation, attorneys’ fees, judgments, fines and amounts paid in settlement, incurred by an officer or director upon a determination that such person acted in good faith. The premiums for such insurance are paid by US Airways Group.
      Under separate indemnification agreements with US Airways Group, each officer and director of US Airways Group is indemnified against all liabilities relating to his or her position as an officer or director of US Airways Group, to the fullest extent permitted under applicable law.
      The foregoing statements are subject to the detailed provisions of Section 145 of the DGCL.

Item 15.	Recent Sales of Unregistered Securities
      Not applicable

Item 16.	Exhibits And Financial Statement Schedules.
      (a) The following exhibits are filed herewith or incorporated herein by reference:
Exhibits
      Exhibits required to be filed by Item 601 of Regulation S-K. Where the amount of securities authorized to be issued under any of US Airways Group’s long-term debt agreements does not exceed 10 percent of the US Airways Group’s assets, under paragraph (b)(4)(iii) of Item 601 of Regulation S-K, in lieu of filing such as an exhibit, the US Airways Group hereby agrees to furnish to the SEC upon request a copy of any agreement with respect to such long-term debt.

Designation		Description
1	.1**	Form of Purchase Agreement
2.1		Agreement and Plan of Merger, dated May 19, 2005, by and among US Airways Group, Inc. and America West Holdings Corporation (incorporated by reference to Exhibit 2.1 to US Airways Group’s Registration Statement on Form S-4 filed on June 28, 2005) (Pursuant to item 601(b)(2) of Regulation S-K promulgated by the SEC, the exhibits and schedules to the Agreement and Plan of Merger have been omitted. Such exhibits and schedules are described in the Agreement and Plan of Merger. US Airways Group hereby agrees to furnish to the SEC, upon its request, any or all of such omitted exhibits or schedules)

2.2		Letter Agreement, dated July 7, 2005 by and among US Airways Group, Inc., America West Holdings Corporation, Barbell Acquisition Corp., ACE Aviation Holdings, Inc., Eastshore Aviation, LLC, Par Investment Partners, L.P., Peninsula Investment Partners, L.P. and Wellington Management Company, LLP (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to US Airways Group’s Registration Statement on Form S-4 filed on August 8, 2005)
3.1		Amended and Restated Certificate of Incorporation of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

Designation		Description

3.2		Amended and Restated Bylaws of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

3.3		Form of Second Amended and Restated Certificate of Incorporation of US Airways Group, Inc. (incorporated by reference to Exhibit 3.3 of US Airways Group’s Registration Statement on Form S-4 filed on June 28, 2005)

3.4		Form of Second Amended and Restated Bylaws of US Airways Group, Inc. (incorporated by reference to Exhibit 3.4 of US Airways Group’s Registration Statement on Form S-4 filed on June 28, 2005)

4.1		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.2		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Bank of America, N.A. (incorporated by reference to Exhibit 4.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.3		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.4		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.5		US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 4.5 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.6		Form of Class A-1 Warrants (incorporated by reference to Exhibit 4.3 to US Airways Group’s Registration Statement on Form S-8 filed on July 31, 2003)

5	.1***	Opinion of Janet L. Dhillon, Vice President and Deputy General Counsel of US Airways Group, Inc., regarding legality of securities being registered

10.1		Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10.2		Amendment No. 1 dated December 18, 2003 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

10.3		Amendment No. 2 dated March 12, 2004 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board. (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

10.4		Amendment No. 3 dated May 21, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

Designation	Description

10.5	Amendment No. 4 dated July 13, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.6	Amendment No. 5 dated December 28, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.6 to US Airways Group’s Registration Statement on Form S-4 (File No. 333-126162), filed with the SEC on June 28, 2005)

10.7	Final Order (I) Authorizing Debtors’ Use of Cash Collateral and (II) Providing Adequate Protection Pursuant to Bankruptcy Rules 4001(b) and 4001(d) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated October 14, 2004)

10.8	Motion to Authorize and Approve (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to the Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004 (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)

10.9	Order Approving (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004 (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)

10.10	Master Memorandum of Understanding among US Airways Group, Inc., US Airways, Inc., and General Electric Capital Corporation acting through its agent GE Capital Aviation Services, Inc. and General Electric Company, GE Transportation Component (incorporated by reference to Exhibit 10.9 to US Airways Group’s Annual Report on Form 10-K/A for the year ended December 31, 2004)*

10.11	Master Merger Agreement Memorandum of Understanding, dated as of June 13, 2005, among US Airways, Inc., US Airways Group, Inc., America West Holdings Corporation, America West Airlines, Inc., General Electric Capital Corporation, acting through its agent GE Commercial Aviation Services LLC, GE Engine Services, Inc., GE Engine Services — Dallas, LP and General Electric Company, GE Transportation Component (incorporated by reference to Exhibit 10.9 to US Airways Group’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2005)*

10.12	A319/A320/A321 Purchase Agreement dated as of October 31, 1997 between US Airways Group and AVSA, S.A.R.L., an affiliate of aircraft manufacturer Airbus Industrie G.I.E. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997)*

10.13	Amendment No. 1 dated as of June 10, 1998 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*

10.14	Amendment No. 2 dated as of January 19, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.3 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*

10.15	Amendment No. 3 dated as of March 31, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)*

Designation	Description

10.16	Amendment No. 4 dated as of August 31, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)*

10.17	Amendment No. 5 dated as of October 29, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.6 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1999)*

10.18	Amendment No. 6 dated as of April 19, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000)*

10.19	Amendment No. 7 dated as of June 29, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)*

10.20	Amendment No. 8 dated as of November 27, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.9 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*

10.21	Amendment No. 9 dated as of December 29, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.10 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*

10.22	Amendment No. 10 dated as of April 9, 2001 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)*

10.23	Amendment No. 11 dated as of July 17, 2002 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)*

10.24	Amendment No. 12 dated as of March 29, 2003 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)*

10.25	Amendment No. 13 dated August 30, 2004 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

10.26	Amendment No. 14 dated December 22, 2004 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*

10.27	Amendment No. 15 dated January 17, 2005 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*

10.28	A330/A340 Purchase Agreement dated as of November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*

Designation	Description

10.29	Amendment No. 1 dated as of March 23, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000)*

10.30	Amendment No. 2 dated as of June 29, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)*

10.31	Amendment No. 3 dated as of November 27, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.14 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*

10.32	Amendment No. 4 dated as of September 20, 2001 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.16 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2001)*

10.33	Amendment No. 5 dated as of July 17, 2002 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)*

10.34	Amendment No. 6 dated as of March 29, 2003 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)*

10.35	Amendment No. 7 dated August 30, 2004 to the Airbus A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.3 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

10.36	Amendment No. 8 dated December 22, 2004 to the Airbus A330/A340 Purchase Agreement dated as of November 24, 1998 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005)*

10.37	Amendment No. 9 dated November 24, 1998 to the Airbus A330/A340 Purchase Agreement between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.7 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*

10.38	Letter Agreement dated December 17, 2004 between US Airways Group, Inc. and US Airways, Inc. and Airbus North America Sales Inc. (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated February 3, 2005)

10.39	Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)*

10.40	Amendment No. 1 dated as of November 4, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.22 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2003)*

10.41	Amendment No. 2 dated as of November 21, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.23 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2003)*

Designation	Description

10.42	Amendment No. 3 dated as of February 9, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

10.43	Amendment No. 4 dated as of August 4, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

10.44	Amendment No. 5 dated as of September 3, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

10.45	Amendment No. 6 dated as of January 25, 2005 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.9 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*

10.46	Amendment No. 1 dated January 6, 2004 to the Letter Agreement DCT-022/03 dated May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

10.47	Post-Petition Purchase Agreement Modification and Aircraft Financing Term Sheet between US Airways, Inc., Embraer-Empresa Brasileira de Aeronautica S.A., dated December 16, 2004 (incorporated by reference to Exhibit 10.8 of US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

10.48	Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)*

10.49	Contract Change Order 1 dated January 27, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

10.50	Contract Change Order 2 dated February 9, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.7 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

10.51	Contract Change Order 3 dated February 26, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.8 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

10.52	Investment Agreement, dated as of September 26, 2002, by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

10.53	Amendment No. 1 dated as of January 17, 2003 to the Investment Agreement, entered into as of September 26, 2002 and amended and restated as of January 17, 2003 by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.37 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.54	Amendment No. 2, dated as of March 30, 2003, to the Investment Agreement, dated as of September 26, 2002, by and among The Retirement Systems of Alabama, Retirement Systems of Alabama Holdings, LLC and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)

Designation		Description

10.55		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 10.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

10.56		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

10.57		First Amendment dated as of June 25, 2003 to the Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

10.58		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit 10.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

10.59		Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

10	.60†	2003 Stock Incentive Plan of US Airways Group, as amended and restated (incorporated by reference to Exhibit 4.4 of US Airways Group’s Registration Statement on Form S-8 filed on June 3, 2004)

10	.61†	US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

10	.62†	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.54 of US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004)

10	.63†	US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

10	.64†	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.10 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10	.65†	Second Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.57 of US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004)

10	.66†	US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10	.67†	First Amendment to the US Airways Funded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.4 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10	.68†	Second Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10	.69†	Third Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.6 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

Designation		Description

10	.70†	US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10	.71†	First Amendment to the US Airways Unfunded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.7 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10	.72†	Second Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.8 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10	.73†	Third Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.9 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10	.74†	Employment Agreement between US Airways Group, Inc. and US Airways, Inc. and its President and Chief Executive Officer effective May 19, 2004 (incorporated by reference to Exhibit 10.6 to US Airways, Inc.’s Quarterly Report for the quarter ended September 30, 2004)

10	.75†	Employment Agreement between US Airways, Inc. and David N. Siegel effective March 11, 2002 (incorporated by reference to Exhibit 10.41 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001)

10	.76†	First Amendment effective March 31, 2003 to the Employment Agreement dated March 11, 2002 between US Airways, Inc. and David N. Siegel (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10	.77†	Separation Agreement between US Airways Group, Inc., US Airways, Inc. and David N. Siegel dated April 23, 2004 (incorporated by reference to Exhibit 10.10 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10	.78†	Supplemental Separation Agreement between US Airways Group, Inc., US Airways, Inc. and David N. Siegel dated May 19, 2004 (incorporated by reference to Exhibit 10.11 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10	.79†	Employment Agreement between US Airways, Inc. and its Executive Vice President — Corporate Affairs and General Counsel effective March 1, 2003 (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10	.80†	Severance Agreement between US Airways, Inc., and Neal S. Cohen effective April 8, 2002 (incorporated by reference to Exhibit 10.8 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

10	.81†	First Amendment effective March 31, 2003 to the Severance Agreement dated April 8, 2002 between US Airways, Inc. and Neal S. Cohen (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10	.82†	Separation and Consulting Agreement between US Airways Group, Inc., US Airways, Inc. and Neal S. Cohen effective April 30, 2004 (incorporated by reference to Exhibit 10.12 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10	.83†	Severance Agreement between US Airways, Inc. and its Executive Vice President — Operations effective July 26, 2002 (incorporated by reference to Exhibit 10.9 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

10	.84†	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways, Inc. and the Executive Vice President — Operations (incorporated by reference to Exhibit 10.3 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10	.85†	Severance Agreement between US Airways, Inc. and the Senior Vice President — Marketing effective June 26, 2002 (incorporated by reference to Exhibit 10.14 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

Designation		Description

10	.86†	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways, Inc. and the Senior Vice President — Marketing (incorporated by reference to Exhibit 10.15 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10	.87†	Agreement between US Airways, Inc. and David N. Siegel with respect to certain employment arrangements effective March 11, 2002 (incorporated by reference to Exhibit 10.49 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001)

10	.88†	Severance Agreement between US Airways, Inc. and its Senior Vice President — Employee Relations effective April 8, 2002 (incorporated by reference to Exhibit 10.10 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

10	.89†	First Amendment dated March 31, 2003 to the Severance Agreement dated as April 8, 2002 between US Airways, Inc. and its Senior Vice President — Labor Relations (incorporated by reference to Exhibit 10.33 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

10	.90†	Agreement between US Airways, Inc. and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

10	.91†	Agreement between US Airways, Inc. and its Senior Vice President — Marketing with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10	.92†	Agreement between US Airways, Inc. and its Senior Vice President — Marketing with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.35 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

10	.93†	Agreement between US Airways, Inc. and its Executive Vice President — Operations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.17 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

10	.94†	Agreement between US Airways, Inc. and its Executive Vice President — Operations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.37 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

10	.95†	Agreement between US Airways, Inc. and its Executive Vice President — Corporate Affairs, General Counsel and Secretary with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.38 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

10	.96†	Agreement between US Airways, Inc. and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.40 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.97		Investment Agreement, dated as of March 15, 2005 among Wexford Capital LLC, Republic Airways Holdings Inc., US Airways Group, Inc. and US Airways, Inc. (incorporated by reference to Exhibit 10.3 to US Airways Group’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005)*

10.98		Investment Agreement, dated as of May 19, 2005, by and among Peninsula Investment Partners, L.P., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

Designation	Description

10.99	Investment Agreement, dated as of May 19, 2005, by and among ACE Aviation Holdings, Inc., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

10.100	Investment Agreement, dated as of May 19, 2005, by and among Par Investment Partners, L.P., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

10.101	Investment Agreement, dated as of May 19, 2005, by and among Eastshore Aviation, LLC, US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

10.102	Investment Agreement, dated May 27, 2005, by and among Wellington Investment Management Company, LLP, America West Holdings Corporation and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on June 2, 2005)

10.103	Investment Agreement, dated July 7, 2005, among Tudor Proprietary Trading, L.L.C. and certain investors listed on Schedule 1 thereto for which Tudor Investment Corp. acts as investment advisor, US Airways Group, Inc. and America West Holdings Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on July 13, 2005)

10.104	Voting Agreement, dated May 19, 2005, among TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P. and US Airways Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

10.105	First Supplemental Order (I) Authorizing Debtors’ Use of Cash Collateral (II) Providing Adequate Protection Pursuant to Bankruptcy Rules 4001(b) and 4001(d) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated January 13, 2005)

10.106	Junior Secured Debtor-in-Possession Credit Facility Agreement dated as of February 18, 2005 among US Airways, Inc., as Debtor and Debtor-in-Possession under Chapter 11 of the Bankruptcy Code as Borrower, US Airways Group, Inc., PSA Airlines, Inc., and Material Services, Inc., Debtors and Debtors-in-Possession under Chapter 11 of the Bankruptcy Code as Guarantors, and Eastshore Aviation, LLC, as Lender (incorporated by reference to Exhibit 99 to US Airways Group’s Current Report on Form 8-K dated February 28, 2005)

10.107	Amendment No. 1 dated as of May 19, 2005 to Junior Secured Debtor-in-Possession Credit Facility Agreement dated as of February 18, 2005 among US Airways, Inc., as Debtor and Debtor-in-Possession under Chapter 11 of the Bankruptcy Code as Borrower, US Airways Group, Inc., PSA Airlines, Inc., and Material Services, Inc., Debtors and Debtors-in-Possession under Chapter 11 of the Bankruptcy Code as Guarantors, and Eastshore Aviation, LLC, as Lender (incorporated by reference to Exhibit 10.105 to US Airways Group’s Registration Statement on Form S-4 (File No. 333-126162), filed with the SEC on June 28, 2005)

10.108	Amended and Restated Participation Agreement, dated as of July 7, 2005, between America West Holdings Corporation and Par Investment Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on July 13, 2005)

10.109	Amended and Restated Participation Agreement, dated as of July 7, 2005, between America West Holdings Corporation and Peninsula Investment Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on July 13, 2005)

Designation		Description

10.110		Assignment and First Amendment to America West Co-Branded Card Agreement, dated as of August 8, 2005, between America West Airlines, Inc., US Airways Group and Juniper Bank. (incorporated by reference to Exhibit 10.110 to Amendment No. 2 to the Registration Statement on Form S-4 filed by US Airways Group on August 10, 2005.)*

10.111		First Amendment to Merchant Services Bankcard Agreement, dated as of August 8, 2005, among America West Airlines, Inc., JPMorgan Chase Bank, N.A., and Chase Merchant Services, L.L.C. (incorporated by reference to Exhibit 10.111 to Amendment No. 2 to the Registration Statement on Form S-4 filed by US Airways Group on August 10, 2005.)*

10.112		America West Co-Branded Card Agreement, dated as of January 25, 2005, between America West Airlines, Inc. and Juniper Bank. (incorporated by reference to Exhibit 10.112 to Amendment No. 2 to the Registration Statement on Form S-4 filed by US Airways Group on August 10, 2005.)*

10.113		Merchant Services Bankcard Agreement, dated as of April 16, 2003, between America West Airlines, Inc., The Leisure Company, JPMorgan Chase Bank, and Chase Merchant Services L.L.C. (incorporated by reference to Exhibit 10.113 to Amendment No. 2 to the Registration Statement on Form S-4 filed by US Airways Group on August 10, 2005.)*

21.1		Subsidiaries of US Airways Group (incorporated by reference to Exhibit 21.1 to Amendment No. 1 to US Airways Group’s Registration Statement on Form S-4 filed on August 8, 2005)

23	.1**	Consent of KPMG LLP, Independent Registered Public Accounting Firm of US Airways Group

23	.2**	Consent of KPMG LLP, Independent Registered Public Accounting Firm of America West Holdings

23	.3**	Consent of PricewaterhouseCoopers LLP

23	.4***	Consent of Janet L. Dhillon, Vice President and Deputy General Counsel of US Airways Group, Inc. (included in Exhibit 5.1)

24	.1***	Powers of Attorney signed by the directors of US Airways Group, authorizing their signatures on this report

99.1		Form of Stockholders Agreement among ACE Aviation Holdings, PAR Investment Partners, L.P., Peninsula Investment Partners, L.P., Eastshore Aviation, LLC, Wellington Management Company, LLP, Tudor Investment Corp., Tudor Proprietary Trading, L.L.C. and US Airways Group, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-A filed by US Airways Group, Inc. on September 22, 2005)

99.2		Letter, dated July 22, 2005, from the Air Transportation Stabilization Board to America West Airlines, Inc. and US Airways Group, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on July 25, 2005)

99	.3***	Consent of Director Nominee: J. Steven Whisler

99	.4***	Consent of Director Nominee: Richard Bartlett

99	.5***	Consent of Director Nominee: Edward Shapiro

99	.6***	Consent of Director Nominee: George M. Philip

99	.7***	Consent of Director Nominee: W. Douglas Parker

99	.8***	Consent of Director Nominee: Herbert M. Baum

99	.9***	Consent of Director Nominee: Richard C. Kraemer

99	.10***	Consent of Director Nominee: Denise M. O’Leary

99	.11***	Consent of Director Nominee: Richard P. Schifter

99	.12***	Consent of Director Nominee: Cheryl G. Krongard

99	.13***	Consent of Director Nominee: Bruce R. Lakefield

99	.14***	Consent of Director Nominee: Hans Mirka

99	.15***	Consent of Director Nominee: Robert Milton

*	Portions of this exhibit have been omitted under a request for confidential treatment and filed separately with the United States Securities and Exchange Commission.
  ** Filed herewith.
*** Previously filed.
    † Management contract or compensatory plan or arrangement.
Item 17. Undertakings.
      The undersigned Registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report under Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ARLINGTON, COMMONWEALTH OF VIRGINIA, ON SEPTEMBER 23, 2005.

US AIRWAYS GROUP, INC.

By:	/s/ Bruce R. Lakefield

Name: Bruce R. Lakefield
Title: President and Chief Executive Officer
      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

SIGNATURE	TITLE	DATE

/s/ Bruce R. Lakefield Bruce R. Lakefield	Director, President and Chief Executive Officer (Principal Executive Officer)	September 23, 2005

/s/ Ronald E. Stanley Ronald E. Stanley	Executive Vice President — Finance and Chief Financial Officer (Principal Financial Officer)	September 23, 2005

/s/ Anita P. Beier Anita P. Beier	Senior Vice President — Finance and Controller (Principal Accounting Officer)	September 23, 2005

/s/ Dr. David G. Bronner* Dr. David G. Bronner	Director and Chairman	September 23, 2005

/s/ Thomas R. Harter* Thomas R. Harter	Director	September 23, 2005

/s/ Magdalena Jacobsen* Magdalena Jacobsen	Director	September 23, 2005

/s/ Robert L. Johnson* Robert L. Johnson	Director	September 23, 2005

/s/ Cheryl G. Krongard* Cheryl G. Krongard	Director	September 23, 2005

/s/ Joseph J. Mantineo* Joseph J. Mantineo	Director	September 23, 2005

SIGNATURE		TITLE	DATE

/s/ John A. McKenna, Jr.* John A. McKenna, Jr.		Director	September 23, 2005

/s/ Hans Mirka* Hans Mirka		Director	September 23, 2005

/s/ George M. Philip* George M. Philip		Director	September 23, 2005

/s/ William D. Pollock* William D. Pollock		Director	September 23, 2005

/s/ James M. Simon* James M. Simon		Director	September 23, 2005

/s/ William T. Stephens* William T. Stephens		Director	September 23, 2005

*By:	/s/ Elizabeth K. Lanier Elizabeth K. Lanier, as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Purchase Agreement
2.1	Agreement and Plan of Merger, dated May 19, 2005, by and among US Airways Group, Inc. and America West Holdings Corporation (incorporated by reference to Exhibit 2.1 to US Airways Group’s Registration Statement on Form S-4 filed on June 28, 2005) (Pursuant to item 601(b)(2) of Regulation S-K promulgated by the SEC, the exhibits and schedules to the Agreement and Plan of Merger have been omitted. Such exhibits and schedules are described in the Agreement and Plan of Merger. US Airways Group hereby agrees to furnish to the SEC, upon its request, any or all of such omitted exhibits or schedules)

2.2	Letter Agreement, dated July 7, 2005 by and among US Airways Group, Inc., America West Holdings Corporation, Barbell Acquisition Corp., ACE Aviation Holdings, Inc., Eastshore Aviation, LLC, Par Investment Partners, L.P., Peninsula Investment Partners, L.P. and Wellington Management Company, LLP (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to US Airways Group’s Registration Statement on Form S-4 filed on August 8, 2005)

3.1	Amended and Restated Certificate of Incorporation of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

3.2	Amended and Restated Bylaws of US Airways Group, Inc., effective as of March 31, 2003 (incorporated by reference to Exhibit 3.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

3.3	Form of Second Amended and Restated Certificate of Incorporation of US Airways Group, Inc. (incorporated by reference to Exhibit 3.3 of US Airways Group’s Registration Statement on Form S-4 filed on June 28, 2005)

3.4	Form of Second Amended and Restated Bylaws of US Airways Group, Inc. (incorporated by reference to Exhibit 3.4 of US Airways Group’s Registration Statement on Form S-4 filed on June 28, 2005)

4.1	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.2	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Bank of America, N.A. (incorporated by reference to Exhibit 4.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.3	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.4	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.5	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 4.5 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

4.6	Form of Class A-1 Warrants (incorporated by reference to Exhibit 4.3 to US Airways Group’s Registration Statement on Form S-8 filed on July 31, 2003)

5.1***	Opinion of Janet L. Dhillon, Vice President and Deputy General Counsel of US Airways Group, Inc., regarding legality of securities being registered

Exhibit No.	Description

10.1	Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10.2	Amendment No. 1 dated December 18, 2003 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

10.3	Amendment No. 2 dated March 12, 2004 to Loan Agreement dated March 31, 2003 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board. (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

10.4	Amendment No. 3 dated May 21, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.5	Amendment No. 4 dated July 13, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.6	Amendment No. 5 dated December 28, 2004 to Loan Agreement dated March 31, 2004 among US Airways, Inc. and Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.6 to US Airways Group’s Registration Statement on Form S-4 (File No. 333-126162), filed with the SEC on June 28, 2005)

10.7	Final Order (I) Authorizing Debtors’ Use of Cash Collateral and (II) Providing Adequate Protection Pursuant to Bankruptcy Rules 4001(b) and 4001(d) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated October 14, 2004)

10.8	Motion to Authorize and Approve (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to the Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004 (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)

10.9	Order Approving (1) The Primary Tranche A Lender Assignment, (2) The Alternate Tranche A Lender Assignment, and (3) Amendment No. 5 to Loan Agreement pursuant to 11 U.S.C. Sections 105, 363, 1108, and Bankruptcy Rules 4001 and 6004 (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated December 28, 2004)

10.10	Master Memorandum of Understanding among US Airways Group, Inc., US Airways, Inc., and General Electric Capital Corporation acting through its agent GE Capital Aviation Services, Inc. and General Electric Company, GE Transportation Component (incorporated by reference to Exhibit 10.9 to US Airways Group’s Annual Report on Form 10-K/ A for the year ended December 31, 2004)*

10.11	Master Merger Agreement Memorandum of Understanding, dated as of June 13, 2005, among US Airways, Inc., US Airways Group, Inc., America West Holdings Corporation, America West Airlines, Inc., General Electric Capital Corporation, acting through its agent GE Commercial Aviation Services, LLC, GE Engine Services, Inc., GE Engine Services — Dallas, LP and General Electric Company, GE Transportation Component (incorporated by reference to Exhibit 10.9 to US Airways Group’s Quarterly Report on Form 10-Q/ A for the quarter ended June 30, 2005)*

Exhibit No.	Description

10.12	A319/A320/A321 Purchase Agreement dated as of October 31, 1997 between US Airways Group and AVSA, S.A.R.L., an affiliate of aircraft manufacturer Airbus Industrie G.I.E. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997)*

10.13	Amendment No. 1 dated as of June 10, 1998 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*

10.14	Amendment No. 2 dated as of January 19, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.3 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*

10.15	Amendment No. 3 dated as of March 31, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)*

10.16	Amendment No. 4 dated as of August 31, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)*

10.17	Amendment No. 5 dated as of October 29, 1999 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.6 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1999)*

10.18	Amendment No. 6 dated as of April 19, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000)*

10.19	Amendment No. 7 dated as of June 29, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)*

10.20	Amendment No. 8 dated as of November 27, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.9 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*

10.21	Amendment No. 9 dated as of December 29, 2000 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.10 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*

10.22	Amendment No. 10 dated as of April 9, 2001 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)*

10.23	Amendment No. 11 dated as of July 17, 2002 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)*

10.24	Amendment No. 12 dated as of March 29, 2003 to A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)*

Exhibit No.	Description

10.25	Amendment No. 13 dated August 30, 2004 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

10.26	Amendment No. 14 dated December 22, 2004 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*

10.27	Amendment No. 15 dated January 17, 2005 to the Airbus A319/A320/A321 Purchase Agreement dated October 31, 1997 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*

10.28	A330/A340 Purchase Agreement dated as of November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 1998)*

10.29	Amendment No. 1 dated as of March 23, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000)*

10.30	Amendment No. 2 dated as of June 29, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)*

10.31	Amendment No. 3 dated as of November 27, 2000 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.14 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2000)*

10.32	Amendment No. 4 dated as of September 20, 2001 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.16 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2001)*

10.33	Amendment No. 5 dated as of July 17, 2002 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)*

10.34	Amendment No. 6 dated as of March 29, 2003 to A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)*

10.35	Amendment No. 7 dated August 30, 2004 to the Airbus A330/A340 Purchase Agreement dated November 24, 1998 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.3 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

10.36	Amendment No. 8 dated December 22, 2004 to the Airbus A330/A340 Purchase Agreement dated as of November 24, 1998 between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q/ A for the quarter ended March 31, 2005)*

10.37	Amendment No. 9 dated November 24, 1998 to the Airbus A330/A340 Purchase Agreement between US Airways Group, Inc. and AVSA, S.A.R.L. (incorporated by reference to Exhibit 10.7 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*

Exhibit No.	Description

10.38	Letter Agreement dated December 17, 2004 between US Airways Group, Inc. and US Airways, Inc. and Airbus North America Sales Inc. (incorporated by reference to Exhibit 99.2 to US Airways Group’s Current Report on Form 8-K dated February 3, 2005)

10.39	Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)*

10.40	Amendment No. 1 dated as of November 4, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.22 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2003)*

10.41	Amendment No. 2 dated as of November 21, 2003 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.23 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2003)*

10.42	Amendment No. 3 dated as of February 9, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

10.43	Amendment No. 4 dated as of August 4, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

10.44	Amendment No. 5 dated as of September 3, 2004 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*

10.45	Amendment No. 6 dated as of January 25, 2005 to Embraer Aircraft Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.9 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)*

10.46	Amendment No. 1 dated January 6, 2004 to the Letter Agreement DCT-022/03 dated May 9, 2003 between US Airways Group, Inc. and Empresa Brasileira de Aeronautica S.A. (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

10.47	Post-Petition Purchase Agreement Modification and Aircraft Financing Term Sheet between US Airways, Inc., Embraer-Empresa Brasileira de Aeronautica S.A., dated December 16, 2004 (incorporated by reference to Exhibit 10.8 of US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

10.48	Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.2 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)*

10.49	Contract Change Order 1 dated January 27, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

10.50	Contract Change Order 2 dated February 9, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.7 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

Exhibit No.	Description

10.51	Contract Change Order 3 dated February 26, 2004 to Bombardier CRJ Aircraft Master Purchase Agreement dated as of May 9, 2003 between US Airways Group, Inc. and Bombardier, Inc. (incorporated by reference to Exhibit 10.8 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)*

10.52	Investment Agreement, dated as of September 26, 2002, by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

10.53	Amendment No. 1 dated as of January 17, 2003 to the Investment Agreement, entered into as of September 26, 2002 and amended and restated as of January 17, 2003 by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.37 to US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.54	Amendment No. 2, dated as of March 30, 2003, to the Investment Agreement, dated as of September 26, 2002, by and among The Retirement Systems of Alabama, Retirement Systems of Alabama Holdings, LLC and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)

10.55	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 10.1 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

10.56	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.2 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

10.57	First Amendment dated as of June 25, 2003 to the Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 10.6 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

10.58	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit 10.3 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

10.59	Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to US Airways Group’s Registration Statement on Form 8-A filed on May 14, 2003)

10.60†	2003 Stock Incentive Plan of US Airways Group, as amended and restated (incorporated by reference to Exhibit 4.4 of US Airways Group’s Registration Statement on Form S-8 filed on June 3, 2004)

10.61†	US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

10.62†	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Stock Incentive Plan (incorporated by reference to Exhibit 10.54 of US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.63†	US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.5 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

10.64†	First Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.10 to US Airways Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

Exhibit No.	Description

10.65†	Second Amendment to the US Airways Group, Inc. 2003 Nonemployee Director Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.57 of US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.66†	US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.67†	First Amendment to the US Airways Funded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.4 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.68†	Second Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.69†	Third Amendment to the US Airways Funded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.6 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.70†	US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.71†	First Amendment to the US Airways Unfunded Executive Defined Contribution Plan dated January 26, 2004 (incorporated by reference to Exhibit 10.7 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.72†	Second Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.8 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.73†	Third Amendment to the US Airways Unfunded Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.9 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.74†	Employment Agreement between US Airways Group, Inc. and US Airways, Inc. and its President and Chief Executive Officer effective May 19, 2004 (incorporated by reference to Exhibit 10.6 to US Airways, Inc.’s Quarterly Report for the quarter ended September 30, 2004)

10.75†	Employment Agreement between US Airways, Inc. and David N. Siegel effective March 11, 2002 (incorporated by reference to Exhibit 10.41 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.76†	First Amendment effective March 31, 2003 to the Employment Agreement dated March 11, 2002 between US Airways, Inc. and David N. Siegel (incorporated by reference to Exhibit 10.1 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10.77†	Separation Agreement between US Airways Group, Inc., US Airways, Inc. and David N. Siegel dated April 23, 2004 (incorporated by reference to Exhibit 10.10 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.78†	Supplemental Separation Agreement between US Airways Group, Inc., US Airways, Inc. and David N. Siegel dated May 19, 2004 (incorporated by reference to Exhibit 10.11 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.79†	Employment Agreement between US Airways, Inc. and its Executive Vice President — Corporate Affairs and General Counsel effective March 1, 2003 (incorporated by reference to Exhibit 10.5 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.80†	Severance Agreement between US Airways, Inc., and Neal S. Cohen effective April 8, 2002 (incorporated by reference to Exhibit 10.8 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

Exhibit No.	Description

10.81†	First Amendment effective March 31, 2003 to the Severance Agreement dated April 8, 2002 between US Airways, Inc. and Neal S. Cohen (incorporated by reference to Exhibit 10.2 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10.82†	Separation and Consulting Agreement between US Airways Group, Inc., US Airways, Inc. and Neal S. Cohen effective April 30, 2004 (incorporated by reference to Exhibit 10.12 to US Airways, Inc.’s Quarterly Report for the quarter ended June 30, 2004)

10.83†	Severance Agreement between US Airways, Inc. and its Executive Vice President — Operations effective July 26, 2002 (incorporated by reference to Exhibit 10.9 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.84†	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways, Inc. and the Executive Vice President — Operations (incorporated by reference to Exhibit 10.3 to US Airways, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10.85†	Severance Agreement between US Airways, Inc. and the Senior Vice President — Marketing effective June 26, 2002 (incorporated by reference to Exhibit 10.14 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.86†	First Amendment effective March 31, 2003 to the Severance Agreement dated June 26, 2002 between US Airways, Inc. and the Senior Vice President — Marketing (incorporated by reference to Exhibit 10.15 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.87†	Agreement between US Airways, Inc. and David N. Siegel with respect to certain employment arrangements effective March 11, 2002 (incorporated by reference to Exhibit 10.49 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.88†	Severance Agreement between US Airways, Inc. and its Senior Vice President — Employee Relations effective April 8, 2002 (incorporated by reference to Exhibit 10.10 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.89†	First Amendment dated March 31, 2003 to the Severance Agreement dated as April 8, 2002 between US Airways, Inc. and its Senior Vice President — Labor Relations (incorporated by reference to Exhibit 10.33 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.90†	Agreement between US Airways, Inc. and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.91†	Agreement between US Airways, Inc. and its Senior Vice President — Marketing with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.92†	Agreement between US Airways, Inc. and its Senior Vice President — Marketing with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.35 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.93†	Agreement between US Airways, Inc. and its Executive Vice President — Operations with respect to certain employment arrangements effective July 25, 2002 (incorporated by reference to Exhibit 10.17 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.94†	Agreement between US Airways, Inc. and its Executive Vice President — Operations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.37 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

Exhibit No.	Description

10.95†	Agreement between US Airways, Inc. and its Executive Vice President — Corporate Affairs, General Counsel and Secretary with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.38 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.96†	Agreement between US Airways, Inc. and its Senior Vice President — Labor Relations with respect to certain employment arrangements effective October 20, 2004 (incorporated by reference to Exhibit 10.40 to US Airways, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.97	Investment Agreement, dated as of March 15, 2005 among Wexford Capital LLC, Republic Airways Holdings Inc., US Airways Group, Inc. and US Airways, Inc. (incorporated by reference to Exhibit 10.3 to US Airways Group’s Quarterly Report on Form 10-Q/ A for the quarter ended March 31, 2005)*

10.98	Investment Agreement, dated as of May 19, 2005, by and among Peninsula Investment Partners, L.P., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

10.99	Investment Agreement, dated as of May 19, 2005, by and among ACE Aviation Holdings, Inc., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

10.100	Investment Agreement, dated as of May 19, 2005, by and among Par Investment Partners, L.P., US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

10.101	Investment Agreement, dated as of May 19, 2005, by and among Eastshore Aviation, LLC, US Airways, Group, Inc. and its successors and America West Holdings Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

10.102	Investment Agreement, dated May 27, 2005, by and among Wellington Investment Management Company, LLP, America West Holdings Corporation and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on June 2, 2005)

10.103	Investment Agreement, dated July 7, 2005, among Tudor Proprietary Trading, L.L.C. and certain investors listed on Schedule 1 thereto for which Tudor Investment Corp. acts as investment advisor, US Airways Group, Inc. and America West Holding Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on July 13, 2005)

10.104	Voting Agreement, dated May 19, 2005, among TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P. and US Airways Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on May 25, 2005)

10.105	First Supplemental Order (I) Authorizing Debtors’ Use of Cash Collateral (II) Providing Adequate Protection Pursuant to Bankruptcy Rules 4001(b) and 4001(d) (incorporated by reference to Exhibit 99.1 to US Airways Group’s Current Report on Form 8-K dated January 13, 2005)

10.106	Junior Secured Debtor-in-Possession Credit Facility Agreement dated as of February 18, 2005 among US Airways, Inc., as Debtor and Debtor-in-Possession under Chapter 11 of the Bankruptcy Code as Borrower, US Airways Group, Inc., PSA Airlines, Inc., and Material Services, Inc., Debtors and Debtors-in-Possession under Chapter 11 of the Bankruptcy Code as Guarantors, and Eastshore Aviation, LLC, as Lender (incorporated by reference to Exhibit 99 to US Airways Group’s Current Report on Form 8-K dated February 28, 2005)

Exhibit No.	Description

10.107	Amendment No. 1 dated as of May 19, 2005 to Junior Secured Debtor-in-Possession Credit Facility Agreement dated as of February 18, 2005 among US Airways, Inc., as Debtor and Debtor-in-Possession under Chapter 11 of the Bankruptcy Code as Borrower, US Airways Group, Inc., PSA Airlines, Inc., and Material Services, Inc., Debtors and Debtors-in-Possession under Chapter 11 of the Bankruptcy Code as Guarantors, and Eastshore Aviation, LLC, as Lender (incorporated by reference to Exhibit 10.105 to US Airways Group’s Registration Statement on Form S-4 (File No. 333-126162), filed with the SEC on June 28, 2005)

10.108	Amended and Restated Participation Agreement, dated as of July 7, 2005, between America West Holdings Corporation and Par Investment Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on July 13, 2005)

10.109	Amended and Restated Participation Agreement, dated as of July 7, 2005, between America West Holdings Corporation and Peninsula Investment Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on July 13, 2005)

10.110	Assignment and First Amendment to America West Co-Branded Card Agreement, dated as of August 8, 2005, between America West Airlines, Inc., US Airways Group and Juniper Bank. (incorporated by reference to Exhibit 10.110 to Amendment No. 2 to the Registration Statement on Form S-4 filed by US Airways Group on August 10, 2005.)*

10.111	First Amendment to Merchant Services Bankcard Agreement, dated as of August 8, 2005, among America West Airlines, Inc., JPMorgan Chase Bank, N.A., and Chase Merchant Services, L.L.C. (incorporated by reference to Exhibit 10.111 to Amendment No. 2 to the Registration Statement on Form S-4 filed by US Airways Group on August 10, 2005)*

10.112	America West Co-Branded Card Agreement, dated as of January 25, 2005, between America West Airlines, Inc. and Juniper Bank. (incorporated by reference to Exhibit 10.112 to Amendment No. 2 to the Registration Statement on Form S-4 filed by US Airways Group on August 10, 2005)*

10.113	Merchant Services Bankcard Agreement, dated as of April 15, 2003, between America West Airlines, Inc., The Leisure Company, JPMorgan Chase Bank, and Chase Merchant Services L.L.C. (incorporated by reference to Exhibit 10.113 to Amendment No. 2 to the Registration Statement on Form S-4 filed by US Airways Group on August 10, 2005)*

21.1	Subsidiaries of US Airways Group (incorporated by reference to Exhibit 21.1 to Amendment No. 1 to US Airways Group’s Registration Statement on Form S-4 filed on August 8, 2005)

23.1**	Consent of KPMG LLP, Independent Registered Public Accounting Firm of US Airways Group

23.2**	Consent of KPMG LLP, Independent Registered Public Accounting Firm of America West Holdings

23.3**	Consent of PricewaterhouseCoopers LLP

23.4***	Consent of Janet L. Dhillon, Vice President and Deputy General Counsel of US Airways Group, Inc. (included in Exhibit 5.1)

24.1***	Powers of Attorney signed by the directors of US Airways Group, authorizing their signatures on this report

99.1	Form of Stockholders Agreement among ACE Aviation Holdings, PAR Investment Partners, L.P., Peninsula Investment Partners, L.P., Eastshore Aviation, LLC and US Airways Group, Inc. Wellington Management Company, LLP, Tudor Investment Corp., Tudor Proprietary Trading, L.L.C. (incorporated by reference to Exhibit 99.1 to the Form 8-A filed by US Airways Group, Inc. on September 22, 2005)

99.2	Letter, dated July 22, 2005, from the Air Transportation Stabilization Board to America West Airlines, Inc. and US Airways Group, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by America West Holdings Corporation on July 25, 2005)

99.3***	Consent of Director Nominee: J. Steven Whisler

Exhibit No.		Description

99.4***		Consent of Director Nominee: Richard Bartlett

99.5***		Consent of Director Nominee: Edward Shapiro

99.6***		Consent of Director Nominee: George M. Philip

99.7***		Consent of Director Nominee: W. Douglas Parker

99.8***		Consent of Director Nominee: Herbert M. Baum

99.9***		Consent of Director Nominee: Richard C. Kraemer

99.10**	*	Consent of Director Nominee: Denise M. O’Leary

99.11**	*	Consent of Director Nominee: Richard P. Schifter

99.12**	*	Consent of Director Nominee: Cheryl G. Krongard

99.13**	*	Consent of Director Nominee: Bruce R. Lakefield

99.14**	*	Consent of Director Nominee: Hans Mirka

99.15**	*	Consent of Director Nominee: Robert Milton

*	Portions of this exhibit have been omitted under a request for confidential treatment and filed separately with the United States Securities and Exchange Commission.
     ** Filed herewith.
 *** Previously filed.
      † Management contract or compensatory plan or arrangement.